Form 20-F/A
period 1999-11-30
TRIBAND RESOURCE CORP
filed 2001-09-04
CIK 1077640

1UNITED STATES
                                 --------------
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                    FORM 20-F/A

             ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended November 30, 1999
                   -------------------------------------------
                           Commission File No. 0-29986

                          TRIBAND RESOURCE CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Alberta, Canada
                 (Jurisdiction of incorporation or organization)

   Suite 1370, 885 West Georgia Street, Vancouver, British Columbia,  V6E 3E8
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                                (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act:  None

Indicate  the  number  of  outstanding shares of each of the Issuer's classes of
capital  or  common  stock  as  of  November  30,  1999:    12,893,007.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes      No     X
                                    ----     ----

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17    X   Item 18
                                 ----           ----

                                                        The Index to Exhibits is

                                                                Found at page 55

                           CURRENCY AND EXCHANGE RATES
                           ---------------------------


All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in the U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Prices based on the Corporation's fiscal year end (November 30), and quoted in U.S. Dollars.



                             1999    1998   1997   1996   1995   1994

Rate at end of Period       $0.6862  $0.65  $0.70  $0.74  $0.74  $0.73

Average Rate During Period  $0.6718  $0.68  $0.72  $0.73  $0.73  $0.73

High Rate                   $0.6535  $0.63  $0.70  $0.72  $0.70  $0.72

Low Rate                    $0.6890  $0.71  $0.75  $0.75  $0.75  $0.76


On September 30, 2000, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.6862 USD = $1.00 CDN.

FORWARD  LOOKING  STATEMENTS
----------------------------

Forward-Looking Information is Subject to Risk and Uncertainty. When used in this Annual Report, the words "estimate," "project," "intend," "expect,"
"anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the heading "Certain Risks of Operation" in
Item  1  hereof.

                                GLOSSARY OF TERMS
                                -----------------

AG                       chemical symbol for silver

AMPHIBOLITE              a type of metamorphic rock formed by high temperature and pressure from an original  iron magnesium rich igneous rock

ANTIMONY                 a chemical element, chemical symbol Sb

ARABLE LAND              land which is suitable for the cultivation of crops (farm land)

ARGILLIC CLAY FORMATION  clay minerals formed by alteration of original rock

ARGILLITE                a sedimentary rock comprised of siltstone, claystone or shale that has been compacted

ARSENIC                  a chemical element, chemical symbol As

ARSENOPYRITE             a mineral composed of iron, arsenic and sulfur (FeAsS)

AS                       chemical symbol for arsenic

AU                       chemical symbol for gold

BA                       Chemical symbol for barium

BARITE                   a mineral composed of barium, sulfur and oxygen (BaSO4)

BI                       Chemical symbol for bismuth

BIOTITE GRANITE          a granitic igneous rock containing large amounts of biotite

BISMUTH                  a chemical element, chemical symbol Bi

CADMIUM                  a chemical element, chemical symbol Cd

CALCARENITE              clastic sedimentary rock containing calcium carbonite

CALC-SILICATE MINERALS   a term referring to a group of minerals containing calcium and silica formed in a carbonate rock

CARBONATE-MUSCOVITE      a mixture of calcium carbonate and illite-muscovite clays in altered rocks

CHALCOPYRITE             a mineral composed of copper, iron and sulfur (CuFeS2)

CHLORITE                 a greenish, platy, mica-like mineral containing iron, magnesium, aluminum and silica.

CU                       chemical symbol for copper

EPIDOTE                  a calcium, aluminum silica mineral, common in metamorphic rocks

FEOX                     general chemical term for group of minerals containing iron and oxygen and/or water

FLUORITE                 a mineral composed of calcium and fluorine (CaF2)

GRANITE                  an igneous rock consisting of quartz and orthoclase with  ornblende or biotite as mafic constituents.

GRANODIORITE             a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents


GREENSTONE               iron and magnesium rich igneous rock whose composition has been changed in a sequence of sedimentary rocks.

HEMATITE                 a mineral composed of iron and oxygen (Fe2O3)

HG                       chemical symbol for mercury

HYDROTHERMAL             a term applied to heated water or fluid

JAROSITE                 a mineral composed of potassium iron, sulfur and oxygen (K, Fe3 (SO4)(OH)6

LIMONITE                 a generic term for brown hydrous iron oxide, not specifically identified

LOWER TERTIARY AGE       the early part of the Tertiary geological time period spanning 66 to 44 million years before the present

MESOTHERMAL              conditions of ore deposition of intermediate temperatures and depths

MESOZOIC                 Era of geologic time spanning 245 to 66 million years before the present

METASOMATISM             introduction of a fluid into a rock which totally changes the composition of the rock

MICROCRYSTALLINE QUARTZ  small crystals of the mineral quartz

MINERALS                 means a homogeneous naturally occurring chemical substance

ORE                      means a mineral or aggregate of minerals which can be mined at a profit

MO                       chemical symbol for molybdenum

PALAEOZOIC               Era of geologic time spanning 570 to 245 million years before the present

PB                       chemical symbol for lead

PLUTONIC ROCKS           igneous rocks formed below the earth's surface

PPB                      an abbreviation for units of measure in parts per billion

PPM                      abbreviation for units of measure in parts per million

PRE-TERTIARY             a term applied to rocks of geological events older than Tertiary Age (more than
                         66 million years before the present.

PRODUCT                  means a metallic or non-metallic substance extracted from ore.

PYRITE                   a mineral composed of iron and sulfur (FeS2)

PYRITIZATION             formation of the mineral pyrite in rocks

PYRRHOTITE               a mineral composed of iron and sulfur (FeS)

QUARTZ DIORITE           a plutonic igneous rock similar to granodiorite but with larger amounts of mafic constituents.

QUARTZ-ANKERITE          a mixture of quartz (SiO2) and ankerite (Ca, Fe, Mg) CO3 in altered rocks

QUATERNARY AGE           a period of geologic time from 1.6 million years ago to the present

SB                       chemical symbol for antimony

SELENIUM                 a chemical element, chemical symbol Se

SILICIFICATION           the introduction of or replacement by silica

THALLIUM                 a chemical element, chemical symbol Tl


ULTRAMAFICS              group of igneous rocks containing very small amounts of silica and large amounts of magnesium and iron

VESICULAR BASALT FLOWS   a surface flow of dark gray volcanic rocks of mafic composition with open voids from gas bubbles

ZN                       chemical symbol for zinc

                                          TABLE OF CONTENTS

                                               PART I

                                                                                        PAGE


ITEM 1    Description of Business . . . . . . . . . . . . . . . . . . . . . . . . . .    7

ITEM 2    Description of Properties . . . . . . . . . . . . . . . . . . . . . . . . .   13

ITEM 3    Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

ITEM 4    Control of Registrant . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

ITEM 5    Nature of Trading Market. . . . . . . . . . . . . . . . . . . . . . . . . .   37

ITEM 6    Exchange Controls and Other Limitations Affecting Security-Holders. . . . .   38

ITEM 7    Taxation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   39

ITEM 8    Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . .   41

ITEM 9    Management's Discussion and Analysis of Financial Condition and Results . .   42

ITEM 9A  Quantitative and Qualitative Disclosure About Market Risk. . . . . . . . . .   47

ITEM 10   Directors and Officers of Registrant. . . . . . . . . . . . . . . . . . . .   47

ITEM 11   Compensation of Directors and Officers. . . . . . . . . . . . . . . . . . .   48

ITEM 12   Options to Purchase Securities from Registrant or Subsidiaries. . . . . . .   51

ITEM 13  Interest of Management in Certain Transactions . . . . . . . . . . . . . . .   51

                                            PART II

ITEM 14  Description of Securities to be Registered . . . . . . . . . . . . . . . . .   53

                                            PART III

ITEM 15  Defaults Upon Senior Securities. . . . . . . . . . . . . . . . . . . . . . .   53

ITEM 16  Changes in Securities and Changes in Security for Registered Securities. . .   53


                                            PART IV

ITEM 17 Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53

ITEM 18  Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53

                                     PART I
                                     ------

ITEM  1   DESCRIPTION  OF  BUSINESS
          -------------------------

NAME  AND  INCORPORATION

Triband Resource Corporation (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation. The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of November 30, 1999, its fiscal year end there were 12,893,007 Common Shares issued and outstanding and no preferred shares issued and outstanding; there are 13,791,457 Common Shares issued and outstanding as of September 30, 2000.

The registered office of the Corporation is located at 1600 Canada Place, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2Y3 and the head office of the
Corporation is located at Suite 1370, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Corporation has two wholly owned, direct subsidiaries: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997, and Triband de M xico S.A. de C.V., a corporation incorporated under the laws of the Hermosillo, Sonoro, Mexico on August 5, 1997. The registered office of Triband Resource US Inc. is located at 1 East Liberty Street, Suite #424, Reno, Nevada, , , 89504 and the registered office of Triband de M xico S.A. de C.V is located at Blvd. Hidalgo No. 64, Col. Centenario, Hermosillo, Sonora, 83260, MexicoINTERCORPORATE RELATIONSHIPS

--------------------------------------------------------------------------------
                          TRIBAND RESOURCE CORPORATION
                                    (ALBERTA)
--------------------------------------------------------------------------------
                  |                                       |
                  |   100%                         100%   |
                  |                                       |
--------------------------------------------------------------------------------
               TRIBAND DE MEXICO          TRIBAND RESOURCE US INC.
                    (MEXICO)                     (NEVADA)
--------------------------------------------------------------------------------


BUSINESS  OF  THE  CORPORATION
------------------------------

DESCRIPTION  AND  GENERAL  DEVELOPMENT
--------------------------------------

The Corporation is a natural resource corporation currently engaged in the acquisition and exploration of mineral properties. It presently has no producing properties, and there can be no assurance that a commercially viable body of ore (a reserve) exists in any of the Corporation's properties until appropriate drilling and/or underground testing is done and a comprehensive evaluation based upon unit cost, grade recoveries and other factors determines economic feasibility.

The Corporation was incorporated on October 7, 1994. The Common Shares of the Corporation were listed and posted for trading on the junior capital pool board of the Alberta Stock Exchange on September 22, 1995 and are currently trading on the Canadian Venture Exchange under the trading symbol "TBD" trades on the NASD's OTC Electronic Bulletin Board under the symbol TRBPF. On August 22, 1996, the Corporation acquired the Standard Creek Property in British Columbia (the "Major Transaction"). Upon completion of the Corporation's Major

Transaction, the Corporation was no longer considered a junior capital pool corporation pursuant to the Alberta Stock Exchange Junior Capital Pool Policies, so its Common Shares thereafter traded on the Alberta Stock Exchange, now the Canadian Venture Exchange, as a normal course issuer. Prior to August 22, 1996, the Corporation conducted no business operations of any kind other than those acts consistent with the Corporation's attempts to acquire commercially viable business interests in the natural resource industry.


During the three preceding fiscal years the Corporation has pursued its operations through the acquisition and exploration of mineral properties in Canada, Vietnam and the United States. Presently, the Corporation's principal mineral properties, all of which are in the exploration stage, are located in British Columbia, and Nevada.


On November 28, 1997, the Corporation acquired three exploration licenses in the Bac Giang Province in Vietnam. The Corporation satisfied the minimum exploration expenditures required on the Bac Giang Project during the first year of the licenses (See page 35); however, because of the unsatisfactory results of the Corporation's exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government, the Corporation decided not to expend any further amounts on the project. As of February 28, 1999, the Corporation wrote off $154,129 and abandoned the Bac Giang Project. The Corporation is conducting no further activities in Vietnam at this time.

Triband Resource US Inc. was incorporated to carry on the Corporation's mineral exploration and property acquisition activities in the State of Nevada,. Triband de Mexico S.A. de C.V. was established to carry out similar activities on behalf of the Corporation in Mexico. Currently the Corporation does not have any properties in Mexico but is seeking new properties through its Mexican subsidiary.


The table below illustrates the Corporation's expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A major difference under Canadian generally accepted accounting principals is that the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are exploration costs for projects not yet determined by management to be commercially feasible. Except as stated above and explained in Note 10 of the Corporation's financial statements, the figures below are consistent with U.S. GAAP.


                             1999     1998     1997     1996   1995

General Exploration          50,062   76,246        -  50,059     -

Mineral Properties           97,106  166,902   50,433  31,746     -

Deferred Exploration Costs  224,791  454,547  779,045       -     -

The Corporation has not prepared a budget for all its properties due to depressed gold prices. The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

The Corporation's properties and plan of operations for the foreseeable future are described in Item 2, below.

CHANGE  OF  BUSINESS
--------------------

In April 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business.

On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company has agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 common shares of the Company at the deemed price of $0.45 per share. The 3,500,000 common shares will be subject to a contractual performance escrow agreement, pursuant to which the common shares will be released upon the achievement by eFinancial of certain performance criteria to be determined.

Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit. Each unit consists of one common share and one share purchase warrant which entitles the warrant holder to purchase one common share at the price of $0.55 per share for the first year and $0.80 per share for the second year.

In August 2000, the Company determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. All costs relating to this acquisition totaling $40,163 were written off during the period.

The  Company  intends  to  continue  to  review  potential  businesses.

INVESTMENTS
-----------

In July 1999, the Company acquired 240,000 shares in Puresource, Inc., a company which owns a "SteriSure Process", at the cost of $146,450. SteriSure Process is a proprietary technology, which uses a combination of patented, and trade secret technologies, including application of gamma irradiation, to safely and completely sterilize biologics without destroying their integrity and without using toxic chemicals. Puresource is currently in the process of completing a transaction with SteriSure, Inc. a California company that has the marketing skills and financial resources to accelerate the commercialization of the technology.

WHISKY  CANYON
--------------

The Company is also actively seeking a joint venture partner for this property. In order to make the property more attractive, the Company has acquired an option to purchase a group of patented mining claims for a total purchase price of US$2,000,000, adjustable by consumer price index, in 15 years plus 2.5% net smelter royalty. In accordance with the agreement, the Company is required to pay advance royalty payments U$5,000 on signing, US$15,000 in the first year, US$15,000 in the second year, US$20,000 in the third year, US$25,000 in the fourth year, US$50,000 in the fifth year and US$50,000 each year thereafter. In addition, the Company is required to spend amounts equivalent to the advance royalty payments, except the first US$5,000, each year as work commitments to the maximum of US$250,000. The claims acquired by the Company are as follows:

                                             Lot or Mineral
Claim Name          Patent Date  Patent No.    Survey No.
------------------  -----------  ----------  --------------
Betty O'Neal          4/23/1892       20955          Lot 51
Betty O'Neal South    4/23/1892       20956          Lot 52
Chloride              4/23/1892       20954          Lot 50
Chloride              6/25/1884        9448          Lot 45
Defiance             11/15/1877        2557          Lot 37
Defiance No. 2        6/25/1884        9449          Lot 42
Dusang               12/28/1895       26390          Lot 43
Eagle                11/15/1877        2558          Lot 38
Grove                 6/25/1884        9447          Lot 44
Henry Logan          12/28/1895       26389          Lot 40
Highland Chief         2/6/1892       19601         Lot 41A
Monitor              11/14/1877        2553          Lot 39
Record                 2/6/1895       25252          Lot 55
Ruby Silver           7/30/1924      942249            4570
Ruth                  7/30/1924      942249            4570
Valley View           7/30/1924      942249            4570
Yankee                2/14/1895       25277          Lot 54

During the period, the Company abandoned the Iowa claims in Nevada due to economic reasons.

MANAGEMENT
----------

At the annual general meeting on March 24, 2000, Gary Freeman and William R. Green were elected as directors of the Company. On the same date, Gary Freeman was appointed as President replacing Jerry Pogue who retired and Sam Szajman appointed as Corporate Secretary.


RESULTS  OF  OPERATION
----------------------

The net loss for the nine months ended August 31, 2000 was $193,408 or $0.01 per share in comparison with $461,002 or $0.04 per share for the same period last year. The huge reduction in loss was mainly due to reduced expenses relating to abandonment of mineral properties and the gain of $171,032 generated by sale of 418,700 shares of Indico Technologies Corporation. However, the expenses relating to shareholder and investor communications were increased by $47,578 in comparison with last year due to significantly increased activities during the period.

INVESTOR  RELATIONS
-------------------

In March 2000, the Company entered into an agreement with Barry Kaplan Associates of New Jersey to provide investor relations services to a period of one year at a fee of US$5,000 per month plus expenses. Barry Kaplan Associates will assist the Company in:

The  Company  terminated  the  above  agreement  in  August  2000.

CERTAIN  RISKS  OF  OPERATION
-----------------------------


The Corporation's business is subject to a number of material risks which may affect its future financial performance, including risks customarily encountered by exploration stage companies.

GENERAL  EXPLORATION  AND  MINING  RISKS
----------------------------------------

Operating  Risks

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of the Corporation's properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs. The Corporation relies significantly on independent consultants and other professionals for exploration and development expertise.
Exploration for economically feasible mineral deposits or reserves includes a high degree of risk which even a combination of careful evaluation, experience and factual knowledge may not find a mineral deposit that would become a profitable mining operation.


Capital  Expenditures

The Corporation will require substantial resources to establish ore reserves, develop metallurgical processes to extract metal from the ore, and develop mining and processing facilities at a given site. Although substantial benefits may be derived from the discovery of a major mineralized deposit, there can be no assurances that sufficient quantities of minerals with a sufficient average grade to justify, if warranted, commercial development of any such site.

Volatility  in  Mineral  Prices

The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

CLASSIFICATION  OF  THE  COMMON  STOCK  AS  PENNY  STOCK
--------------------------------------------------------

In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars or more, or (e) whose issuer has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000 if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000 for the last three years.

The Company's Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00, the Common Shares will be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

STAGE  OF  DEVELOPMENT
----------------------

The Corporation has no production revenue. It does not have an operating history upon which investors may rely. Moreover, the Corporation has no commercially viable properties at this time.


The Corporation has limited financial resources, with no assurance that sufficient funding will be available to it for future exploration or to fulfill its obligations under current agreements. There is no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects. The Corporation's accumulated deficit as at November 30, 1999 was $1,418,297.
                          ----------


METAL  PRICES
-------------

The Corporation cannot control the marketability of the minerals it discovers. Metal prices have fluctuated widely in recent years, and are affected by numerous factors beyond the Corporation's control. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

COMPETITION
-----------

The mineral industry is very competitive. The Corporation must compete with other companies possessing superior financial resources and technical facilities. This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees.

NO  ASSURANCE  OF  TITLES
-------------------------

The Corporation's mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects. Substance and continuity of title may also be affected by political instability and the vagaries of law as they exist and are applied in foreign jurisdictions. Surveys have not been carried out on all of the Corporation's mineral properties and therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

GENERAL  OPERATING  HAZARDS
---------------------------

PERMITS  AND  LICENSES
----------------------


The operations of the Corporation require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, operations at its projects.


The Corporation's properties in the State of Nevada consist of the Whisky Canyon Property, the PW Property and the ICP Property. The Whisky Canyon Property includes 83 lode mining claims optioned from St. George Metals Inc. and 23 Bet claims located by the Corporation. The Corporation currently has licenses, issued by the Nevada Department of Mining, to conduct geological, geochemical and geophysical investigations and sample drilling at the Whisky Canyon Property for a period of one year. The license may be renewed on a yearly basis by submitting the yearly filing fees to the appropriate Land Claims Offices in the state. The yearly filing fees for the Corporation's properties are as follows:
$3,800 USD for the PW Property, $11,100 USD for the Whisky Canyon Property, and $4,200 USD for the ICP Property.

The ICP Property consists of 42 lode mining claims. Under the license granted thereto, the Corporation may undertake similar exploration activities on the ICP Property as undertaken at the Whisky Canyon and PW Properties. The Corporation renewed all three licenses on October 27, 1998, and, because it has paid all required filing fees, is currently in good standing with the Nevada Department of Mining. Additional licenses will be required to extract minerals, if found. The PW Property consists of 28 lode mining claims registered in the name of the Corporation's subsidiary Triband Resource US Inc. Under the license for this property, the Corporation may conduct geological, geochemical and geophysical investigations and sample drilling, and may engage in any other exploration the Corporation deems advisable.

PRICE  FLUCTUATIONS,  SHARE  PRICE  VOLATILITY
----------------------------------------------

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation's Common Shares traded between $0.17 and $1.48 in 1996, between $0.56 and $1.60 in 1997, and between $0.23 and
$0.64 in 1998 and between $0.19 and $1.09 in 1999. No assurances can be made that the Corporation's share price and volume will not continue to fluctuate materially.

ENVIRONMENTAL  REGULATIONS
--------------------------

All phases of the Corporation's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future charges in environmental regulation, if any, will not adversely affect the Corporation's operations.

The Corporation is in compliance with all applicable environmental laws and regulations in Nevada, USA, and British Columbia, Canada

ITEM  2   DESCRIPTION  OF  PROPERTIES
          ---------------------------

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following.

The Whisky Canyon Property, located along the northwest flank of the Shoshone Range, approximately 12 miles southeast of Battle Mountain, Lander County, Nevada, USA.

The PW Property, located approximately 28 miles east-southeast of Lovelock, Pershing County, Nevada, USA.

The ICP Property, located approximately 56 miles south of Battle Mountain, Lander County, Nevada, USA.

The Standard Creek Project, located 160 km. north of Vancouver, British Columbia, Canada and 17 km. southeast of Bralorne, British Columbia, Canada.

WHISKY  CANYON  PROPERTY  -  LANDER  COUNTY,  NEVADA,  USA
----------------------------------------------------------

Location  and  Introduction

The Whisky Canyon Property ("Whisky Canyon Property") is located along the northwest flank of the Shoshone Range approximately 12 miles southeast of Battle Mountain, Lander County, Nevada, USA. The Whisky Canyon Property includes Whisky Canyon proper, upper Rocky Canyon to the south and Betty O'Neal silver mine area to the north. Much of the property occurs in steep topography between 6000 feet and 8000 feet in elevation. Access is relatively difficult and is limited to a few steep, narrow and poorly preserved drill roads.

Insert  first  map

The Corporation's land package includes 83 lode mining claims optioned from St. George Metals Inc. ("St. George") and the 23 Bet claims located by the Corporation in 1997 bordering the Betty O'Neal patented claims. The St. George land package includes the Whisky Canyon and the upper Rocky Canyon area. The Whisky Canyon Property is located in T.30N, R.45E., sections 22,26,27,34 and 35.

Mining  and  Exploration  History


Prospecting for and limited mining of high grade veins in the district began in the late 1870's. The Betty O'Neal mine was worked extensively for silver beginning in about 1880. It was reportedly mined intermittently until about 1936 and was the only major producing mine in the vicinity of the Whisky Canyon Property. Recorded production for the period of 1902-1936 from the Betty O'Neal totals about 4.2 million ounces of silver from ores with grades averaging between 25 to 30 ounces per ton. No production records exist for the period between 1880-1902. On the Whisky Canyon , the Celestine O'Neal workings were explored and mined intermittently beginning prior to 1900 and continuing to 1923. Production was reportedly small. Numerous other showings small high grade mines of limited production occur in adjoining Rocky Canyon and in the surrounding area,

Porphyry copper-molybdenum exploration was focused in Rocky Canyon and nearby Pipe Canyon in an active way during the early to mid -1970's. Several deep (greater than 2000 foot) core holes encountered deep, low grade, Cu-Mo mineralization beneath the breccia pipes and magmatic centers in both Rocky and Pipe Canyons. No further copper exploration has been done in the district. Recent gold exploration began in the district during 1979 and continued intermittently through the early 1900's. Noranda Exploration ("Noranda") conducted the first phase of modern exploration beginning in late 1979 and continued through early 1981. Their work included geologic mapping, geochemical sampling, and exploration drilling (4 diamond core and 15 rotary holes). Noranda elected to terminate the project even though their drilling intersected gold-mineralization in the Whisky Canyon vicinity.

Following Noranda, Draco Minerals Ltd. ("Draco Minerals") explored the Rocky Canyon area for precious metals but drilled only 14 shallow reverse circulation holes. St. George acquired both the Whisky Canyon Property and the Rocky Canyon property from the underlying owners and Draco Minerals, respectively, along with other ground in the district. St. George and their subsequent partners drilled at least 16 reverse circulation holes in the Whisky-Rocky Canyon area and numerous holes to the west along the range front zone. Cameco Gold U.S. acquired ground along the range front near the mouth of Rocky Canyon and the Lucky Rocks area by claim location and an option agreement with St. George. The Cameco program which began in 1996, included core drilling, and continues at present.

Property  Acquisition

The Whisky Canyon Property is currently owed by St. George Metals, Inc. ("St. George Metals"), a Nevada corporation. On June 29, 1998 the Corporation's subsidiary Triband Resource US Inc. entered into a Mining Lease and Option Agreement, ("Mining and Lease Option Agreement"). Under the agreement the Corporation may explore, conduct geological, geochemical and geophysical investigations, sample, drill or otherwise explore for, in the manner and to the extent that the Corporation in its sole discretion, deems advisable.


Under the agreement St. George Metals agreed to lease exclusively to the Corporation the property and all minerals. Under the agreement the Corporation agreed to make an initial payment for the property of $15,000 USD to St. George and also an additional payment of $1,200 USD to a consultant as direct payment for or reimbursement of costs for geological, geochemical and other data relating to the property.

Under the Mining Lease and Option Agreement, the Corporation paid and has agreed to pay to St. George Metals the following minimum payments which will be advance payment of a net smelter returns production royalty payable to St. George Metals ("Royalty"):

                                                               PAYMENT AMOUNT
                                                                   (US$)
                          DATE
July 8, 1999 (paid)                                           $         65,000
July 8, 2000 (paid) and each following year for a period of   $         25,000
twenty (20) years expiry July 8, 2018

Under the Mining Lease and Option Agreement, St. George Metals agreed to grant the Corporation the exclusive right to purchase the Whisky Canyon Property ("Option"). The purchase price for the Option is $2,000,000 USD, less the then outstanding balance of the purchase price under the underlying agreements ("Underlying Agreements") attached to the Mining Lease and Option Agreement.

The Underlying Agreements to the Mineral Lease and Option Agreement are as follows: (1) the Bida-Belaustegui Agreement, dated March 20, 1986, between Marion Fisher, Sam Bida, Neva Bida, Leon Belaustegui, and Velma Belaustegui ("Sellers"), and St. George Minerals, Inc. ("St. George Minerals"), the British Columbia parent of St. George Metals, as buyer; (2) the Boundary Agreement, dated February 16, 1989, between St. George Metals, Battle Mountain State Bank Mortgage Corporation ("Battle Mountain"), and Rolac Systems Subsidiary, Inc. ("Rolac"); (3) the Claim Overlap Agreement, dated February 16, 1989, between the same parties as stated in (2) above; and, (4) the Royalty Agreement, dated
February  16,  1989,  between  the  same  parties  as  stated  above  in  (2).

The Bida-Belaustegui Agreement is the purchase and sale agreement by which St. George Minerals acquired the Whisky Canyon Property. Under the terms of the Bida-Belaustegui Agreement, St. George Minerals was to pay Sellers $150,000 USD over a period of four years, as well as tender to Sellers 50,000 shares of St. George Minerals common stock in exchange for the Whisky Canyon Property. As of the date of the Mineral Lease and Option Agreement (July 8, 1998), all but $15,000 USD of the purchase price under the Bida-Belaustegui Agreement had been paid. In August 1998, the Corporation paid the remaining $15,000 to Sellers. Pursuant to Section 6.1 of the Mineral Lease and Option Agreement, this amount will be credited against the Option's $2,000,000 USD purchase price.

The Boundary Agreement was executed by St. George Metals, Battle Mountain and Rolac in order to identify the claims at the Whisky Canyon Property that Battle Mountain and Rolac had a right to explore. There were no payments due under this agreement that would have reduced the purchase price of the Option.

The Claim Overlap Agreement also related to boundary issues and mining rights between the parties thereto. There were no payments due under this agreement that would have reduced the purchase price of the Option. The Royalty Agreement defined the royalty payments to be paid to St. George Metals by Battle Mountain and Rolac. Pursuant to this agreement, Rolac and Battle Mountain agreed to pay
St. George Metals 6% of net smelter returns. This agreement expired in 1995. There were no outstanding payments under this agreement as of the date of the Mineral Lease and Option Agreement that would have reduced the purchase price of the Option.

St. George Metals also agreed to grant to the Corporation the exclusive right to purchase one-half of the Royalty representing two percent (2%) of the net smelter returns ("Royalty Option"). The purchase price for the Royalty Option is $1,000,000 USD. The Royalty Option may be exercisable by the Corporation at any time within six (6) months after the Corporation receives all approvals, consents, licenses and permits required for the production of Insert 2nd mminerals from the Whisky Canyon Property and the commencement of development of a commercial mine on the Whisky Canyon Property.

If the Corporation exercises the Option, its obligation to pay the minimum payments will terminate. The Royalty percentage will also be reduced. The
Royalty percentage under the Mining Lease and Option Agreement rate is four percent (4%) of the net smelter returns. However, this amount will be decreased to two percent (2%) upon the Corporation's exercise of one, but not both, of the Option or the Royalty Option. Furthermore, the Corporation will be credited and the Royalty otherwise payable to St. George Metals in any quarter will be reduced by the amount of any and all production fees, production royalties or severance taxes assessed against, based on or imposed or levied against the production of minerals, ore or product from the Whisky Canyon Property which are paid by the Corporation to any party under the Underlying Agreements relating to the Mining Lease and Option Agreement during the quarter. The Corporation will be making no such payments under the Underlying Agreements except as disclosed above.

The assessment work in accordance with the Mining Lease and Option Agreement was carried out between September 1, 1998 and September 1, 1999. The Corporation has a work commitment for exploration, development and reclamation work on the Whisky Canyon Property as described below:


                    DATE                      LEASE YEAR COMMITMENT (US$)

           July 9, 2000 (completed)                    $150,000
           July 9, 2001                                $200,000


After the third lease year, beginning July 9, 2001, the work commitment obligation will increase by the amount of fifty thousand dollars ($50,000 US) for each lease year until the Corporation commences commercial production on the Whisky Canyon Property.

In addition to the property from St. George Metals, the Company also acquired a group of patented mining claims in the adjacent area from Battle Mountain State Bank Mortgage Corporation. In accordance with an agreement dated July 7, 2000, the Company acquired an option to purchase 17 patented mining claims during a period of 15 years for a total purchase price of US$2,000,000 plus 2.5% net smelter royalty. The Company is required to pay the following advance royalty payments:


           Date                                 Payment Amount (US$)
           ----                                 --------------------

           July 7, 2000                         $     5,000
           July 7, 2001                              15,000
           July 7, 2002                              15,000
           July 7, 2003                              20,000
           July 7, 2004                              25,000
           July 7 each year thereafter  50,000

Depending on the time the Company exercises the option, the above purchase price will be increased by applying the Consumer Price Index as published by US Department of Labor using the fifth anniversary date as the base year; and will be reduced by all advance royalty payments made by the Company after the sixth year. In addition, the Company is required to spend the following amounts each year as work commitments to the maximum of US$250,000.


            On or before                         Work Commitment (US$)
            ------------                         ---------------------

            July 7, 2001                         $              15,000
            July 7, 2002                                        15,000
            July 7, 2003                                        20,000
            July 7, 2004                                        25,000
            July 7 each year thereafter                         50,000


The  claims  acquired  by  the  Company  are  as  follows:


                                             Lot or Mineral
Claim Name          Patent Date  Patent No.  Survey No.
------------------  -----------  ----------  --------------
Betty O'Neal          4/23/1892       20955          Lot 51
Betty O'Neal South    4/23/1892       20956          Lot 52
Chloride              4/23/1892       20954          Lot 50
Chloride              6/25/1884        9448          Lot 45
Defiance             11/15/1877        2557          Lot 37
Defiance No. 2        6/25/1884        9449          Lot 42
Dusang               12/28/1895       26390          Lot 43
Eagle                11/15/1877        2558          Lot 38
Grove                 6/25/1884        9447          Lot 44
Henry Logan          12/28/1895       26389          Lot 40
Highland Chief         2/6/1892       19601         Lot 41A
Monitor              11/14/1877        2553          Lot 39
Record                 2/6/1895       25252          Lot 55
Ruby Silver           7/30/1924      942249            4570
Ruth                  7/30/1924      942249            4570
Valley View           7/30/1924      942249            4570
Yankee                2/14/1895       25277          Lot 54


Geology

The geology of the northwestern portion of the Shoshone Range is very complex. The Whisky Canyon area is comprised of a complexly thrust faulted stack of siliceous and lesser carbonate rocks that were subsequently juxtaposed into complex contact relationships by several prominent sets of high-angle faults. Thrust faulting occurred during the Antler and Sonoman Orogenies and resulted in low-angle zones of intense shearing and fracturing developed within the pre-Tertiary siliceous rocks. Caldera development and subsidence overprints pre-Oligocene structures and was the focus of more recent high and low-angle faulting of Tertiary age. High-angle faulting is intense in the district and is comprised of several distinct sets, including those trending; 1) N10E to N10W,
2) N60-75W, 3) N20-30W, 4) East-West, 5) N60E and 6) N30E. The faults trending N60-75W seem to be the most favorable focus of gold-bearing quartz and sulfide mineralization.

Most of the northern part of the range is made up of chert and siliceous clastic rocks that comprise the upper plate of the Roberts Mountains allochthon. This sequence of rocks was emplaced along the major, regional Roberts Mountain Thrust zone during the Devonian-Mississippian Antler Orogeny. Lower plate carbonate rocks located below the thrust zone are not exposed in the district. A large portion of the Whisky Canyon Property is underlain by a thick upper plate sequence consisting of quartzite, chert, argillite and greenstone of the Ordovician Valmy Formation. In Rocky Canyon, a thick section consisting to interbedded calcareous siltstone and fine-grained sandstone, believed to be upper plate Silurian Elder Formation, is tectonically inter-leaved with the Valmy Formation. The Pennsylvanian-Permian Antler Sequence consisting of Battle Formation and Antler Peak Limestone, was deposited directly on upper plate Valmy rocks and is exposed in Whisky Canyon. Antler Sequence rocks are an important host for gold mineralization in the Battle Mountain district at the Fortitude, Tomboy and Minnie deposits and the Lone Tree and Marigold deposits.


During the Permian-Triassic Sonoma Orogeny, the Havallah Sequence rocks were tectonically emplaced along the Golconda Thrust above the Roberts Mountains Allochton and Antler Sequence rocks. The Havallah Sequence consists of fine-to-medium-grained, locally calcareous, siliceous clastic rocks.


These rocks are well exposed at the head of Whisky Canyon. A sequence of debris flows and limestone-rich conglomerate with silty, sandy, and shaly matrix, believed to be the Triassic Panther Canyon Formation, was deposited on pre-Triassic rocks and is also exposed at the head of Whisky Canyon.

The pre-Tertiary sedimentary rocks are intruded and overlain by an Oligocene-age sequence of volcanic flows, tuffs, tuff breccias, intrusive breccia pipes, dikes and irregular intrusive masses ranging in composition from rhyolite to latite. A quartz monzonite porphyry intrudes the slightly older volcanic sequence and sedimentary rocks along the east margin of the property. The Tertiary magmatic event is believed to have resulted from a large caldera that occupies the northwest flank of the range. Within this topographic zone, several large areas of volcanic rocks, abundant dikes, small intrusions and three breccia pipes are preserved.

Alteration

Hydrothermal alteration features of varying types and intensities are widespread throughout the Whisky Canyon area. The alteration types include: 1) silicification, 2) quartz veining and stockwork zones, 3) sulfide mineralization, 4) sericitic and argillic clay alteration, 5) calc-silicate mineral formation in calcareous rocks, and 6) supergene oxidation of sulfides. The introduction of quartz as the groundmass of various types of rocks and in more coarsely crystalline veins is the most important alteration feature associated with hydrothermal mineralization. Fine-grained quartz replaced sedimentary rocks along fracture and shear zones. The intensity of silicification is variable and ranges from complete jasperoidal replacement to silicification mixed with sericitic and argillic clays and quartz veinlets. The silicified zones commonly contain sulfide minerals including pyrite, pyrrhotite, arsenopyrite and the copper-bearing minerals chalcopyrite and tetrahedrite. In surface outcrops the sulfide minerals are commonly altered to iron oxide minerals. Calcite, quartz and barite gangue minerals occur with the quartz.

The quartz veins and stockwork veinlet zones contain individual sulfide-rich veins ranging in width from less than 1 mm to several tens of meters. The quartz is fine-grained, gray and glassy, and contains ubiquitous sulfide-sulfosalt minerals. Pyrite, pyrrhotite, and arsenopyrite are most abundant within the mineralized veined zones. Base metal sulfide and sulfosalt minerals are less common and include: chalcopyritre, sphalerite, galena. The vein mineralization is discussed in more detail below in the section of mineralization.

Sericitic and argillic clay alteration commonly occur with both groundmass and vein-type hydrothermal silicification. The siliceous clastic host rocks are commonly bleached and variably altered to secondary clays. Sericitic alteration is most common closest to the most intense zones of silicification and because it contains introduced quartz and pyrite, it is very similar to the phyllic alteration zones related to porphyry-style mineralization. Argillic clays are intermixed with silica in less strongly altered areas and are commonly crosscut by quartz microveinlets and contain both disseminated and massive concentrations of secondary iron oxide minerals.

Calc-siliciate minerals are well developed in the calcareous clastic rocks exposed in Rocky Canyon and to a lesser degree in Whisky Canyon to the north. Most of the exposed rocks are calc-silicate hornfels that consist of recrystallized host rocks containing quartz, diopside, epidote and fine-grained actinolite (+tremolite) in fractures and in veins in association with calcite and quartz.

Mineralization

Two main types of mineralization are present on the Whisky Canyon Property: 1) a silver-base metal type, and 2) a gold-silver-arsenic type with minor base metals. The two types show an apparent regional zonation. Type 1 is most common and strongest or best developed from Whisky Canyon northward to the Betty O'Neal mine. The type 2 is prominent at Whisky Canyon and southward into Rocky Canyon.

The silver-dominant mineralization was the focus of most of the historic mining activity and was centered at the Betty O'Neal mine and surrounding area. Silver mineralization occurs in quartz-calcite-barite-sulfide veins ranging from less than 1 cm to tens of meters in width. Many of the veins were hundreds to thousands of feet long and were worked down-dip for many hundreds of feet.
Well-defined, prominent, structurally-controlled veins eventually exhibit a transition along strike and down-dip into thin, poorly-defined veins that commonly grade into quartz-calcite stringer or stockwork zones before disappearing altogether. Most veins exhibit a crude banding, with calcite and barite in contact with the wallrocks and milky white massive to colorless crystallized quartz in the center of the veins. The internal quartz zone commonly is brecciated and contains open spaces lined with crystallized quartz and sulfide minerals. Almost all of the sulfide minerals are restricted to the quartz portion of the veins. The sulfide mineralogy includes: pyrite, tetrahedrite (freibergite), galena, sphalerite, chalcopyrite, stephanite and stibnite.

Gold mineralization occurs in veins, fault breccia zones, and low-angle shear zones and is most abundant at the head of Whisky Canyon. Similar mineralization is also exposed south of Whisky Canyon in the Rocky Canyon drainage and in the Lucky Rocks area. Most of the early exploration for gold and production from high grade ore took place between the late 1880's and 1920's. The Celestine O'Neal mine at the head of Whisky Canyon was the site of intermittent mining through about 1923.

The gold mineralized zones occur as steeply-dipping high-angle veins and fault breccias and as low angle-shear-breccia zones. Most mineralized veins and high-angle breccias zones are relatively narrow (less than 1 to about 20 feet in width), while the low-angle shear-breccia zones are typically 2 to 50 feet thick. The vein and steeply-dipping fault breccia mineralization consists of varying mixtures of quartz and calcite gangue containing abundant sulfide minerals. The sulfide minerals include pyrite, arsenopyrite, chalcopyrite, sphalerite and tetrahedite. Secondary copper minerals occur in oxidized zones with iron oxide minerals and scorodite. Low angle zones contain mineralization that is generally less distinctive and contains abundant clay minerals. Most of the shear zone mineralization is more intensely oxidized relative to the vein mineralization. The silver content of the veins is variable. Values up to several ounces silver per ton are common.

Exploration drilling has identified several areas of low grade gold mineralization. The primary focus of gold exploration has been in upper Whisky Canyon (Noranda, Draco Minerals, St. George), upper Rocky Canyon (Draco Minerals), the Luck Rocks area (St. George, Reynolds Metals) now owned by Cameco, and along the range front just south of the mouth of Rocky Canyon (Cameco). The Corporation controls the Whisky Canyon area, upper Rocky Canyon and the range front just west of the Lucky Rocks ridge and north of the Cameco project area.

Several drill holes on the Whisky Canyon Property encountered thick intercepts of gold mineralization (e.g. 35.3 feet @ 0.140 ounces per ton, 20 feet @ 0.232 ounces per ton, 10 feet @ 0.345 ounces per ton) and many long 20 to 60 foot intercepts of 0.0X0 ounces per ton. A preliminary review of the Noranda and Draco Minerals drilling information suggests that the best gold-bearing zones in Whisky Canyon occur beneath low-angle thrust-shear zones that dip at shallow angles to the southwest. These zones are 5 to greater than 100 feet thick and are commonly mineralized. However, the fluids are believed to have moved along the steeply dipping vein and fault-breccia-vein zones that contain the largest amounts of gold. Several of these features are exposed at the Celesite O'Neal mine and throughout Whisky Canyon. The steeply dipping high grade zones and the shallow dipping lower grade zones are targets for drilling.

Geochemistry

The Whisky Canyon Property is geochemically anomalous with respect to Au, Ag, As, Cu, Pb, Zn, Sb, Ba and locally Bi and Hg. A non-statistical inspection of the geochemical results available to date indicates that mineralized areas commonly contain gold values in the 1-30 ppm or gram per ton range and silver in the 1 to 1,000 ppm range. Arsenic, lead, zinc and copper commonly range from 500 to greater than 1,000 ppm, bismuth is in the 10 to greater than 100 ppm and mercury 0.1 to 1.0 ppm. Elemental values are highest in the strongly mineralized ore zones.

Amounts of gold (greater than 1 gram per ton) occur in both rock and soil samples east of the drilled area in Whisky Canyon. The anomaly extends east for at least 2500 feet from the drilled zone. The size of the anomaly is poorly defined because of limited rock and soil sampling completed in this area to date. The eastward extension significantly increases the size of the known area of anomalous gold mineralization.

Exploration

The Corporation is currently doing surface geologic mapping at a scale of 1 inch to 400 feet (1:4800) which will cover the entire property. A program of surface rock and soil sampling is planned to better define areas of anomalous metals. This will also be done over areas which show rock alteration.

Areas which are found to contain anomalous contents of metals overlapping altered rocks will then be mapped in greater detail such as at 1 inch to 200 feet (1:2400).

The Corporation is doing several types of geophysical studies including ground and airborne magnetic surveys, geologic mapping and soil and rock sampling. Induced polarization ("I.P.") surveys may also be done over select areas to locate zones that could contain sulfide minerals commonly associated with gold to better define targets for drilling.

The combined results of geologic mapping, geochemical sampling and geophysical studies will be used to plan a future drilling program.




PW  PROPERTY  -  PERSHING  COUNTY,  NEVADA,  USA
------------------------------------------------

Location  and  Introduction

The PW Property ("PW Property") is in the western foothills of the Stillwater Range approximately 28 miles east-southeast of Lovelock, Pershing County, Nevada, USA. The PW Property consists of 28 lode mining claims with Certificates of Location registered in the name of the Corporation's subsidiary Triband Resource US Inc


The PW Property is situated at the north end of the Table Mountain district which includes several small mines and prospects. None of the small mines are currently in production. The district was originally exploited for mercury, antimony, gold and fluorite.

Geology

The PW Property is underlain predominantly by sedimentary rocks of the Jurassic-age Boyer Ranch Formation. Regionally, the Boyer Ranch consists mostly of quartz sandstone, with lesser limestone and carbonate-pebble conglomerate. The Boyer Ranch rocks occur adjacent to the northeast edge of a regionally extensive late Jurassic gabbro complex.

The sedimentary rock lithologies are in general order from the youngest to oldest:

Quartz sandstone is the youngest sedimentary rock and the predominant lithology exposed on the property. The unit is a fine grained, well-sorted, quartz sandstone, locally conglomeratic. This unit is commonly indurated to a quartzite, especially along the south side of Red Hill ridge. Where this occurs, primary features such as bedding are obscured as a result of rock compaction and hydrothermal alteration/silicification. Stratigraphic thickness of the quartzite approaches 1,000 feet.

Carbonate conglomerate underlies the sandstone/quartzite and is composed of gray, subangular to subrounded dolomite clasts set in a tan to red calcareous sandstone matrix. This unit occurs as irregular lenses mostly within the sandstone unit. Thickness is quitevariable, ranging from several inches to 500 feet.

Calcareous sandstone underlies the carbonate conglomerate. It is a medium-to-coarse grained quartz sandstone, containing variable amounts of matrix carbonate. Where hydrothermally altered, matrix carbonate has been removed, and mobilized into a stockwork of 1-3 mm thick calcite veins. Maximum thickness of this unit is uncertain, since the base is cut by gabbro.

Limestone is exposed on the northern part of the property as 50 to 100 foot thick lenses. The unit consists of mostly gray, massive-to-thick bedded sandy/silty limestone, that is occasionally conglomeratic.


Shale is exposed on the northern portion of the property as lenses ranging in thickness up to 300 feet. This unit consists of pink, hematitic (less commonly gray-green) fissile shale., Calcareous siltstone is included in this unit.

The limestone and shale units represent the lower parts of the stratigraphic section, and previous mapping on the property included them as part of the Late Triassic/Jurassic Auld Lang Syne Group. The Auld Lang Syne is a very thick and uniform sequence of formations in northwestern Nevada whose thickness reaches up to 25,000 feet.


Two types of igneous rocks occur on the southern part of the PW Property. The gabbro is of a medium-grained, equigranular rock consisting mostly of chloritized hornblende (~30%) and plagioclase (~70%). This rock is the north edge of the Humboldt gabbro complex. The contact relationship of the gabbro with the sedimentary rock units is uncertain but probably the gabbro is intrusive into the lower part of the sedimentary rock section.

Much less widely exposed than the gabbro is an alaskite body(s), which intrudes the calcareous sandstone sequence within 200-300 feet of the gabbro contact on the southern edge of the property. The alaskite is a medium-grained leucogranite, consisting of sodic plagioclase and quartz.

The pre-Tertiary rocks described above are overlain by Tertiary sedimentary rocks, unconsolidated fans of Quaternary basalt-bearing rubble and Quaternary gravels in drainages. Tertiary sedimentary rocks are exposed immediately off the east edge of the claim block. They are well bedded, buff/tan to red/hematitic, clay rich, and party tuffaceous. Locally, the Tertiary section contains lenses of banded calcareous sinter.

Two features dominate the structural geology on the PW Property. In the central part of the property, a series of generally parallel, northeast striking faults are exposed over a distance of approximately 2,300 feet. Northeast faults generally have southeast or northwest dips of 60o and steeper, and contain slickensided surfaces and brecciated zones up to several feet wide. Offset along the faults appears to be minor, but in one locality along the northern bank of Logan Canyon, the offset is measured at approximately 200 feet.

The other prominent structural feature on the PW Property is the occurrence of an east-west synform in the Boyer Ranch Formation sedimentary rocks. This feature is best displayed at the crest of Red Hill Ridge, where a carbonate conglomerate lens occurs along the ridge, with opposing dips on the north and south sides. The synform is relatively broad and plunges very gently east.


Alteration  and  Mineralization

Alteration is widespread on the PW Property and includes silicification, iron-oxide staining and acid leaching.

Silicification generally consists of quartz flooding of the rock matrix that has indurated the sandstone, producing a "quartzite". This phenomenon generally occurs in areas of brecciation. Occasionally quartz flooding is accompanied by fine druse quartz on fractures. Less common forms of silification are milky-gray chalcedonic quartz (sometimes with calcite) in veins up to 6" wide, and intense quartz flooding/jasperoid development which accompanies strong hematization on the eastern side of the PW Property.

Iron oxide staining is commonly developed in strongly fractured and weakly to moderately silicified sandstones, as limonite-goethite fracture coatings with lesser amounts of hematite. Areas of strong hematite development in the central and eastern part of the property are generally associated with silicification. Hematite, and to a lesser degree limonite, is at least in part developed from oxidized pyrite. Small amounts of jarosite developed in strongly hematitic zones, as at the mercury prospects on the west end of Red Hill Ridge.

Acid leaching is best-developed in calcareous sandstone. This alteration has produced a leached rock, which is vuggy and porous due to carbonate removal. The affected rock is moderately siliceous, due primarily to the residual, unleached, clastic quartz component of the original sandstone. Acid leaching is accompanied by weak-to-moderate hematite-limonite staining.

Insert  3rd  map

Copper oxide was observed in one prospect pit in the central portion of the property on the southeast end of the "Logan Canyon" alteration zone.

The most significant area of alteration occupies a crudely defined, 4,000-foot by 1,200-foot zone, elongated northwest along the Logan Creek drainage (and northern tributaries). This will be referred to as the "Logan Canyon" alteration zone. Alteration here is developed in calcareous sandstones (mostly acid leaching) and overlying non-calcareous sandstones (silification and iron oxide staining). This alteration zone extends northwest to the range front, where it is concealed by pediment cover. Alteration appear to be at least in part controlled by the sedimentary rock-gabbro contact, as this contact and the southwest edge of the alteration zone are grossly coincident. Additional alteration controls appears to be northeast structures and lithology. On the northeast edge of the alteration zone, silicification does not generally extend for more than 300-400 feet into the noncalcareous sandstone, except locally along northeast structures.

Geochemistry

Rock  Chip  Geochemistry


The current rock chip database consists of a total of 410 samples, collected by Nassau Ltd. during the 1980's and by the Corporation in April, 1998. The database includes 123 trench samples collected by Nassau Ltd. in 1989 (5 trenches, 3,500 feet). Samples generally show anomalous mercury, arsenic and antimony values, along with spotty, weakly anomalous gold and generally low silver values.

Although the gold values in the rock chip samples are generally low, mildly anomalous values from a coherent cluster on one of the northern tributaries to Logan Canyon, in the central portion of the property. This cluster corresponds with the silicification and iron oxide staining in the sandstones in the Logan Canyon alteration zone. Other coherent, weak rock chip gold anomalies occur in the ESE-WNW trending Red Hill ridge, and in a small area to the west of this ridge toward the pediment cover, about 800 feet south of the old Nassau trenches. In contrast, anomalous arsenic, mercury and antimony occur coincident with, and over a much larger area, than the weak rock chip gold anomalies.

Soil  Geochemistry

The soil geochemistry database consists of 200 samples, 44 collected by Nassau Ltd. near the projection of the northwest Logan Canyon alteration zone and the northeast trending range front, and 156 samples collected in April, 1998 by the Corporation, in the central portion of the Logan Canyon alteration zone. As with the rock chip data, soil gold geochemistry is weak but coherent, and anomalies for mercury, arsenic and antimony are strong. Contoured anomalous mercury and arsenic values display a good relationship to the northwest trending Logan Canyon alteration zone, and also appear to be partially influenced by the northeast structural trends described in the geology section.

Geophysics

38.6 line miles of global positioning system ("GPS") ground magnetics was completed by Zonge Geosciences in April, 1998 over a 2.5 square mile area. Lines were oriented east-west and spaced 400 feet apart, except in a partially covered area in the Logan Canyon drainage, where lines were spaced 200 feet to provide better definition. Evaluation of the data resulted in the following observations.

A broad magnetic low occurs coincident with the Logan Canyon alteration zone. Although it is tempting to ascribe this magnetic low to hydrothermal alteration, the magnetic signature could at least in part be due to a north-side-low response expected from the regionally extensive Humboldt gabbro complex. A weak but persistent magnetic low extends 2,000 feet north-northeast into the covered pediment, off of the northern edge of the property and the magnetic survey grid. This feature could possibly be caused by alteration along a structure.

A probable gravel unit is defined on the pediment in the northwest corner of the property. The survey has apparently defined basalts in the Tertiary sedimentary rock section that overlaps the Jurassic units just off the southwest edge of the claim block. The gabbro bodies appear to be defined by intermediate highs, in contrast to the generally low magnetic values in the Jurassic sedimentary section. Basalt-bearing alluvial rubble gravel fans appear as magnetic highs.

Exploration  Potential


Extensive rock alteration occurs on the PW Property, the nature of which is consistent with a near-surface, hot springs-type, gold-bearing hydrothermal system. The obvious host lithologies at Red Hill are Jurassic sedimentary rocks. The existence of a , gold-bearing hydrothermal system at Red Hill is further supported by the following:

     Anomalous mercury values on the PW Property associated with weak but nonetheless anomalous gold values;

     documented thermal waters on the pediment to the southeast near New York Canyon; and

     high level (hot springs) alteration, and gold values at the New York Canyon kaolin pit, located along the range front four miles southwest of the PW claims.

aArsenic, antimony and mercury values are anomalous at Red Hill in both rock chip and soil samples, within an alteration/geological setting favorable for a gold mineralization system. Although gold values at the surface are low they do show a discernable pattern, and occupy a position within the larger anomalous trace element zones that is consistent with the alteration and structural setting. The exploration concept at Red Hill is thus fairly classic and straightforward:

the PW Property represents the upper reaches of a gold-bearing hydrothermal system, as indicated by silicification and especially acid leach alteration; and silicification in the sandstones may have served as a "silica cap" overlying potential gold mineralization in the more favorable underlying calcareous lithologies.

Low gold values, along with anomalous values in arsenic, mercury and antimony, are expected at the levels exposed at Red Hill, with higher gold values potentially occurring at depth below (or laterally from) the zone of leaching, along permeable structures and/or within a favorable stratigraphic horizon(s).


There are examples in Nevada of the type of gold deposits sought at Red Hill. These properties contain extensive areas of high-level, "hot springs" type, hydrothermal alteration, with high mercury, arsenic, + antimony and + thallium
                                                      --              -
values, but very low surface gold values. These deposits include Hollister, in the Ivanhoe mercury district, Elko County, (2.8 mm ounces gold estimated mineral inventory), the Buckhorn South/Zeke deposit Eureka County (110,000 ounces gold reserve/resource) and Goldbanks in the Goldbanks mercury district, Pershing County (1.62 mm ounces gold reserve)

ICP  PROPERTY  -  IOWA  CANYON  MINING  DISTRICT,  LANDER  COUNTY,  NEVADA,  USA
--------------------------------------------------------------------------------

Location  and  Introduction

The Iowa Canyon Property ("ICP Property") lies within the Iowa Canyon mining district along the northwest flank of the Toiyabe Range approximately 56 miles south of Battle Mountain in Lander County, Nevada. The ICP Property is located in T.23 N., R. 44 E, sections 22, 23, 26 and 27. In September 1997, the Corporation located 42 lode mining claims (ICP 1-42) in the northwest portion of the district. The ICP Property consists of the Corporation's ICP lode claims and three Chem (3,5 & 7) lode claims optioned from Brancote U.S. Inc. under a Mining Lease Agreement dated April 21, 1998. The Chem claims cover "Chem Hill" which was the primary focus of the previous gold exploration activity and host for a small gold resource (2.5 million tons of 0.013 oz/ton Au). The ICP claims are located south of Chem Hill and cover a large area of essentially unexplored pediment and range front that is highly prospective for gold mineralization.

The ICP Property consists of 42 lode mining claims with Certificates of Location registered in the name of the Corporation's subsidiary Triband Resource US Inc. The Certificates are registered with the Bureau of Land Management in Reno, Nevada, USA and are listed below.


LODE CLAIM    LOCATION DATE    NMC NUMBER
------------  --------------  -------------

   ICP 1-8    March 27, 1997  772641-772648
------------  --------------  -------------
   ICP 9-18   March 26, 1997  772649-772658
------------  --------------  -------------
   ICP 19-26  March 27, 1997  772659-772666
------------  --------------  -------------
   ICP 27-34  April 18, 1997  772667-772674
------------  --------------  -------------
   ICP 35-42  May 15, 1997    772675-772682
------------  --------------  -------------

(T.23  N.,  R.44  E.,  Sec.  22,  23,  26  &  27)

The Iowa Canyon district has been explored primarily for fluorite mineralization. The fluorite occurs as numerous small carbonate replacement deposits that are spatially and genetically related to a Cretaceous igneous intrusive stock. Sporadic, small scale exploration of these deposits occurred until about the mid-1970's.

Geology

The ICP Property is underlain principally by Paleozoic sedimentary rocks that are intruded by a Cretaceous quartz monzonite stock. A large proportion of the sedimentary rocks exposed in the district are siliceous clastic rocks of the Ordovician Valmy Formation. The Valmy Formation exposed on the property includes in order of decreasing abundance; quartzite, siltstone-sandstone, with lesser amounts of limestone and chert. The Valmy Formation was emplaced along the Roberts Mountain Thrust Fault during the Antler Orogeny which moved upper plate western facies siliceous rocks (Valmy Formation) over lower plate eastern facies carbonate rocks.

Lower plate carbonate rocks are exposed as small windows developed in the upper plate Valmy Formation. A window exposing lower plate limestone occurs just north of the intrusive stock and south of Chem Hill. The exposed limestone is probably the Ordovician Hanson Creek Formation. Carbonate rocks exposed in tectonic windows indicate that chemically reactive rocks favorable to host gold mineralization, may occur at reasonably shallow (drillable) depths beneath the large exposures of the altered upper plate Valmy Formation and Tertiary age rocks.

During the Cretaceous Period, a quartz monzonite igneous stock was emplaced into the Paleozoic sedimentary rocks. The exposed portion of the stock is approximately 0.75 square miles in aerial extent (2000 x 5000 feet). The abundance of igneous dikes and intensity of thermal metamorphic effects on the sedimentary rocks, suggests that portions of the intrusive occur at a relatively shallow depths and at significant distances outward from the surface exposures. The intrusion is characterized by fine-to-medium-grained textures and is principally quartz monzonite in composition, although more mafic (granodiorite) facies occur. Biotite, quartz, feldspar and some muscovite phenocrysts occur in finer-grained groundmass of the same mineralogical composition. Variations in mineralogical composition are common within the intrusive mass. The border zones are commonly bleached and clay altered, resulting in the formation of light colored rocks that contain varying mixtures of secondary clays, quartz and iron oxide minerals.

Thermal metamorphic effects are widespread within the Valmy Formation and the lower plate Paleozoic limestone exposed in the drainage south of Chem Hill. The thermal aureole extends several thousand feet from the exposed intrusive contact. The thermal effects include recrystallization and bleaching developed within the chert and clastic rocks and the removal of fine-grained carbonaceous material. The degree of recrystallization and bleaching diminishes with increasing distance from the intrusive contact. Limestones are recrystalllized to coarser grained marble and weak calcic skarn formation as the result of thermal and metasomatic effects. Insert 4th map

The skarn zones are typically less than 3 feet wide and contain the minerals diopside, garnet, calcite, minor actinolite in veinlets and quartz.

The Tertiary section consists of volcanic, volcanoclastic and fluvial-lacustrine sedimentary rocks. This rock sequence is exposed throughout the Iowa Canyon district and is mapped as the Oligocene age Hall Creek Tuff by the U.S. Geological Survey. Several distinctive rocks units have been recognized on the property and were mapped in detail during Spring 1998. These include, from oldest to youngest: rhyodacite flow or flow dome, crystal-lithic rhyolite tuff, conglomerate, siliceous sediments, crystal tuff, rhyolite tuff breccia and a biotite rhyolite. These Tertiary rocks host the known gold resource identified on Chem Hill.

Structurally, the district is relatively complex. The oldest structures are low-angle faults belonging to the regionally extensive Roberts Mountains Thrust, a major tectonic event that occurred as a result of the Devonian-Mississippian Antler Orogeny. The Roberts Mountain Thrust, and related structures, moved western assemblage siliceous, clastic rocks over lower plate carbonate platform rocks that comprise the eastern assemblage.

Several small areas of lower plate carbonate rocks are exposed in the Iowa Canyon district as windows through the upper plate assemblage. Low-angle faulting and subparallel fracture sets are abundant within the Valmy Sequence rocks exposed on the property and may be related to the regional Roberts Mountain Thrust.

Numerous sets of steeply-dipping faults occur on the ICP property and throughout the Iowa Canyon district. Several prominent fault sets have been mapped and include: 1) N 15-25o W, 2) N60oE, 3) N 10-20oE and 4) N 35-45o W. Faults of other orientations also occur but are not abundant enough to be defined as major structural sets. The N 15-25oW set appears to be an important control for hydrothermal alteration and mineralization. Faults of this set are responsible for the topographic break that forms the creek drainage south of Chem Hill and are believed to be the main controlling structure(s) for the strong geochemical anomalies that occur along this marked topographic feature. This structural set strikes directly into Chem Hill, occurs in close spatial proximity to the drill holes with the strongest gold values, and probably is a major controlling feature for the known gold mineralization in the district.

Alteration

Several distinct types of alteration occur in the Iowa Canyon district and include: 1) silicification, 2) argillic clay alteration, 3) phyllic quartz-sericite-pyrite alteration, 4) quartz veining, 5) pyrite sulfide introduction and 6) supergene alteration. In addition to the main alteration features listed above, weak contact metasomatism produced narrow zones of non-sulfidic calcic skarn as discussed in the geology section.

The bulk of the gold mineralization is associated with hydrothermal silicification. The silicification consists of microcrystalline quartz replacements of the Tertiary volcanic and sedimentary rocks and to a lesser degree, replacements of the pre-Tertiary sedimentary rocks. The quartz is fine-grained, gray and commonly extremely vuggy with drusy quartz-lined open spaces. Pyrite occurs as disseminations, individual crystals and crystallized aggregates. Oxidation of the sulfides resulted in the production of abundant iron oxide minerals and jarosite in the form of disseminations, fracture and open space infillings, and local gossans. Chalcedonic and opaline silica also occurs as rock replacements and are most abundant on, and near, Chem Hill where they are mixed with epithermal microcrystalline quartz. The silicified rocks are commonly crosscut by later colorless to gray quartz veins ranging from microveinlets (less than 1 mm.) to narrow veins that locally contain sulfide minerals.

Argillic clay alteration occurs intermixed with zones of silification and is best developed within the Tertiary volcanic rocks. Argillic clays are also developed within the Cretaceous intrusion, in areas of fluorite mineralization, and to a lesser extent along fault-fracture zones in the Valmy Sequence. The exact clay composition of these zones in unknown, but are believed to be mixtures of kaolinite, illite and probably montmorillonite in association with silicia and iron oxides.

Phyllic alteration is common along the margin of the igneous intrusion and consists of sericite, quartz and dispersed pyrite (usually oxidized to iron oxides). Many of the strongest zones of phyllic alteration are associated with fluorite mineralization. Feldspar minerals are altered to sericite and some clay minerals while quartz usually occurs as irregular groundmass replacements and in veins. These veins are white and massive, typical of mesothermal-type vein deposition. The quartz veins are ubiquitous along the intrusion contact zone and typically flood the host sedimentary rocks with quartz stockworks. Most of the veins are limonitic, resulting from the oxidation of pyrite. These mesothermal quartz-veined phyllic alteration zones are relatively gold-deficient and contain much lower concentrations of As, Sb, and Hg, suggesting that the intrusive-related hydrothermal event was primarily fluorine rich.

Mineralization

The types of mineralization occurring in the Iowa Canyon district include: 1) fluorite mineralization, 2) weak molybdenum mineralization related to igneous rock and 3) epithermal gold mineralization. As discussed in the introduction, the fluorite mineralization in the district has been explored and mined intermittently from the mid-1940's to the mid-1970's. Although numerous cuts, trenches and small pits exist, the total production is estimated to be about 1500 tons of fluorite, with little potential for additional tonnage of any significance. Exploration for intrusive-related molybdenum mineralization in the district during the late 1960's or early 1970's included the drilling of at least 4 diamond core holes. The results of this program are unknown.

The fluorite and molybdenum mineralization are directly related to the emplacement of the Cretaceous quartz monzonite igneous stock. The alteration mineral assemblages are typical of an intrusive-related, lithophile element-rich system. Textural, mineralogical and geochemical features of the quartz veins, the phyllic alteration zone, and the fluorite mineralization are characteristic of those that typify magmatic-hydrothermal mineralization developed during the later stages of intrusion emplacement.

Gold exploration in the district began in the mid-1980's by Mines Management Company which drilled the initial shallow rotary holes in the Chem Hill area in an attempt to discover a shallow, bulk-minerable, open pit gold deposit. It drilled a total of 15 holes in a surface gold-bearing siliceous zone in the Tertiary volcanic and sedimentary rock section beneath the surface gold anomaly. In 1990, Echo Bay Exploration substantiated the presence of anomalous gold and expanded the area of known mineralization by drilling an additional 12 reverse circulation holes. The latest exploration in the district was undertaken by North Mining in 1994 and included drilling 18 reverse circulation holes that were focused on and near Chem Hill. Their drilling on Chem Hill again substantiated the subsurface mineralization and further expanded the known resource area. The North drilling also encountered anomalous gold mineralization in the pediment-covered area that is located between the main range front (to the south) and Chem Hill.

The zones containing the most anomalous gold mineralization encountered in the drill holes to date are typically silicified and argillic altered, are associated with quartz veining, and contain pyrite. The massively silicified, and quartz-chalcedonic silica veined zones typically contain small amounts of gold. However, the exact nature of the drill hole mineralization is not known because of the relatively incomplete drill logs and the lack of rocks chips to examine. The drilling completed to date also indicates that the best gold mineralization occurs within the Tertiary rock sequence. However, very few holes have penetrated the Tertiary-pre-Tertiary unconformity and none have been drilled deep enough to reach the lower plate rocks.

Geochemistry

A total of about 210 rock samples have been collected from the surface of the ICP and Chem Claims and the surrounding area. About 150 of these samples were collected by the Corporation and the rest previously collected by Cyprus Metals Exploration and North Mining.

Using these samples as a data base a set of geochemical anomaly maps were prepared to show the distribution of samples containing gold and the contents and distribution of the gold associated elements. Anomalous concentrations of gold (greater than 0.05 ppm), arsenic (greater than 1000 ppm), antimony (greater than 100 ppm), mercury (greater than 0.1 ppm), silver (greater than 10 ppm) and molybdenum (greater than 100 ppm) are common on the property. The distribution of coincident elemental anomalies, as defined by the geochemical anomaly maps have been plotted. These anomalies are focused primarily in two distinct areas:
1) on and near Chem Hill and 2) in the drainage south of Chem Hill. Both of these anomalous zones are believed to have resulted from hydrothermal fluids that were focused along the north-northwest trending fault zone. The large expanse of pediment that separates these two anomalies is a high-priority drilling target. In addition to the pediment, the undrilled drainage contains strongly anomalous gold values and is a priority target area. Additional target areas are believed to exist just west of the drainage beneath the altered volcanic rocks.

The Chem Hill anomaly has been extensively drilled by the previous companies exploring the district and offers less obvious exploration potential. However, the north-northwest trending structural zone, characterized by intense

The Company has abandoned this property in 2000 due to economic reasons.

THE  STANDARD  CREEK  PROPERTY  -  BRITISH  COLUMBIA
----------------------------------------------------

Introduction

The Standard Creek property ("Standard Creek Property") is located 13 kilometers southeast of Bralorne, British Columbia, Canada in the Gold Bridge area of British Columbia. The Standard Creek Property comprises of 83 claims (the "Claims") containing 171 units covering an areas of approximately 25.5 square kilometers in the Lillooet Mining Division.


The Claims are underlain by rocks of the Fergusson Group, the Pioneer and Noel Formations of the Cadwallader Group, Bralorne Diorite, President ultrabasics and Coast Granitic rocks. The property lies along the southeast extension of a gold bearing structure, the Cadwallader Break of the Bralorne Fault system. This fault system hosts the Bralorne/Pioneer mining complex, 13 kilometers to the northwest. The Cadwallader Gold Belt is characterized by the association of gold bearing quartz veins with a complex northwest trending fault system occupying the Cadwallader Creek Valley. Variable ultramafics are closely associated with the fault system and gold mineralization.


Exploration potential exists for the discovery of mineralization to the southeast of Bralorne along with the Cadwallader Fault System on the Standard Creek Property. Extensively altered ultramafic rocks are known in the area and gold and arsenic anomalies in soil samples appear to be closely associated with serperntinites along the Cadwallader Fault system.

Status  of  Claims

The Standard Creek Property currently consists of 83 Claims comprising of 171 units in the Lillooet Mining Division, British Columbia. The claim units are listed in Table below. The claim information is obtained from the system of the B.C. Ministry of Energy, Mines and Petroleum Resources.

The Claims listed below are covered by the Mines Act (British Columbia) and are subject to a required assessment or cash in lieu of $200 per year per year after their expiry date in the case of the 4 post and 2 post claims and revered crown ants, and payment of annual taxes in the case of the crown grants.


CLAIM NAME                  UNITS            YEAR STAKED     EXPIRY DATE
-----------------  ------------------------  -----------  ------------------

Tom 1-8            2-Post:  8 Units                 1984  October 11, 2000
-----------------  ------------------------  -----------  ------------------
Pat 1-8            2 Post:  8 Units                 1979  September 4, 2000
-----------------  ------------------------  -----------  ------------------
Mac 1-8            2 Post:  8 Units                 1986  August 6, 2000
-----------------  ------------------------  -----------  ------------------
June 1-8           2 Post:  8 Units                 1986  August 6, 2000
-----------------  ------------------------  -----------  ------------------
Peak               Modified Grid:  9 Units          1986  September 4, 2000
-----------------  ------------------------  -----------  ------------------
Butte-X-Cal        Modified Grid:  20 Units         1983  February 14, 2000
-----------------  ------------------------  -----------  ------------------
Lion 1             Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Lion 7             Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Bulldog 7          Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Unicorn 4          Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Unicorn 6          Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Bralorne Ext       Modified Grid:  20 Units         1984  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Standard 1         Modified Grid:  4 Units          1984  September 13, 2000
-----------------  ------------------------  -----------  ------------------
Pie 3              2 Post:  1 Unit                  1985  November 19, 2000
-----------------  ------------------------  -----------  ------------------
Pie 4              2 Post:  1 Unit                  1985  September 17, 2000
-----------------  ------------------------  -----------  ------------------
Pie 5              2 Post:  1 Unit                  1985  September 17, 2000
-----------------  ------------------------  -----------  ------------------
Pie 6              2 Post:  1 Unit                  1985  September 17, 2000
-----------------  ------------------------  -----------  ------------------
Royalty            Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty C Fr.      Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------

Royalty 11         Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Standard 2         Modified Grid:  12 Units         1984  November 19, 2000
-----------------  ------------------------  -----------  ------------------
Goldstream I       Modified Grid:  12 Units         1985  February 22, 2000
-----------------  ------------------------  -----------  ------------------
Goldstream II      Modified Grid:  12 Units         1985  February 22, 2000
-----------------  ------------------------  -----------  ------------------
Goldstream Ext. 1  Modified Grid:  6 Units          1985  May 6, 2000
-----------------  ------------------------  -----------  ------------------
Goldstream Ext. 2  Modified Grid:  4 Units          1985  May 6, 2000
-----------------  ------------------------  -----------  ------------------
Pie 1                       2 Post:  1 Unit         1985  September 17, 2000
-----------------  ------------------------  -----------  ------------------
Pie 2                       2 Post:  1 Unit         1985  September 17, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 1          Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 2          Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 3          Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 4          Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 5          Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 6          Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 7          Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 8          Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 9          Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Royalty 10         Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Royalty A Fr.      Reverted Crown Grant             1983  June 14, 2000
-----------------  ------------------------  -----------  ------------------
Royalty B Fr.      Reverted Crown Grant             1983  June 13, 2000
-----------------  ------------------------  -----------  ------------------
Chalco D Fr.       Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 5           Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 6           Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 8 Fr.       Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 9           Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 10          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 12          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 13          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 35          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 36          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 37          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 38          Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------
Chalco 39 Fr. A    Crown Grant               N/A          N/A
-----------------  ------------------------  -----------  ------------------

Due to depressed gold price, the Corporation decided not renewed any claims that were expired in 1999 and 2000.

Location  and  Access

The Standard Creek Property is located in the Lillooet Mining Division, approximately 13 kilometres southeast of Bralorne, British Columbia, Canada. The Claims cover approximately 25.5 km 2 centering on latitude 50o42'N and longitude 122o37'W. Access to the property is by 20 kilometres of gravel logging road exiting southeast along Cadwallader Creek from Gold Bridge, British Columbia. Approximately 110 kilometres of good gravel road connect Gold Bridge with Transprovincial Highway 12 at Lillooet, British Columbia.

Physiography

The Standard Creek Property is situated in mountainous terrain between the Cadwallader and Bendor Ranges of the Coast Mountains. Elevations range from 1,300 metres in Cadwallader Creek at the west end of the property to in excess of 2,300 metres at the summit of Royalty Peak. The valley flow is generally snow free for about 8 months of the year. Vegetation varies from thick coniferous and older growth along the valleys to alpine terrain at higher elevations. The area has been subjected to alpine glaciation as evidenced by U-shaped valleys and the development of cirques. Overburden thickness is variable throughout the property and slides are not uncommon in some of the steeper areas.

History

The Standard Creek Property is a consolidation of several gold and silver bearing prospects located near the confluence of Standard Creek with Cadwallader Creek. Interest in the Cadwallader Creek area dates back to 1897 when load gold was first discovered. Work on the Standard Creek Property is first reported in the early 1930's.

The Corporation obtained the entire right, title and interest of 512026 B.C. Ltd. pursuant to the terms of a Property Agreement, dated February 6, 1996 between the Corporation and 512026 B.C. Ltd. The acquisition the entire right, title and itnerest of 512026 BC Ltd. pursuant to the Property Agreement dated February 6, 1996 allowed the Corporation to change from being a Junior Capital Pool listed company to a fully listed Exchange Issuer on the Alberta Stock Exchange, now the CDNX.

Geology  and  Mineralization

Regional  Geology

The geology of the Bridge River-Cadwallader Creek area is well documented in the literature and continues to be the subject of investigations. The principal strategic assemblages of the area are the Fergusson, Cadwallader and Taylor Creek Groups. The Fergusson Group, the oldest known unit in the area i s believed to be Pre-Permian in age. It consists of steeply chert beds, some marble, schist, gneiss and hornfels. In some places, cataclasis has reduced bedding laminations to sheared quartz lenses and intensely milled breccias resembling quartz pebble conglomerate. Locally, the group is invaded by numerous greenstone dykes and sills which have been reduced to clorite schists in zones of intense shering, and altered to fine-grained amphibolites in the thermal aureoles of large granitic stocks.

The Pioneer Formation is apparently the oldest unit in the Cadwallader Group. It consists of greenstones (chlorite and ipidote bearing basic volcanics) which appear to be connected to greenstone feeders intruding the underlying Fergusson Group. The only sedimentary rocks assigned to the Pioneer Formation are a few small lenses of limestone and thin tephra beds.

The Noel Formation is typically a discontinuous thinly bedded argillite and siltstone unit with a few thin zones of dark grey limestone. At various locations in the area the formation rests directly on Fergusson Group rocks. At other locations it overlies Pioneer greenstones and elsewhere the unit is missing. The youngest member of the Cadwallader Group is the Hurley Formation, predominately composed of green, brown and black argillite and cherty argillite. These beds are locally intercalated with gritty siltstones and sandstones and some calcarenites. Boulder and pebble conglomerate has been observed at the base of the formation, resting conformably on the Pioneer Formation. The Taylor Creek Group, overlying the Cadwallader Group, consists mostly of coarse clastic sedimentary rocks, the source of which is believed to be the Fergusson Group and the Hurley Formation.

The main igneous intrusions of the area are the Bralorne Diorite (Paleozoic), the President ultrabasic rocks and the Coast Plutonic rocks (Mesozoic).The Bralorne diorite is explored at intervals from Standard Creek through the Bralorne - Pioneer mineral belt to the town of Gold Bridge. The alignment and elongated shape of the diorite suggests emplacement in a major fault zone. The President ultrabasic rocks are lenticular bodies that follow the belt of the Bralorne Diorite. The ultrabasic rocks are believed to have been emplaced in fault zones either as faulted slivers of pyroxenite and dunites or as a crystalline magma. Emplacement was followed by extensive metasomatism.

The ultrabasic intrusions are known to be younger than the Upper Triassic Hurley rocks which they cut and older than overlying Middle Cretaceous Taylor Creek rocks. The coast plutonic rocks comprise as assortment of granitic plutons exposed at various locations including the Bendor Ridge. These rocks are mainly hornblende granordioite with quartz diorite and biotite granite as local phases. Numerous Mesozoic and Tertiary dykes and sills occur throughout the area. The main Tertiary effusives are light brown feldspar porphyries, andesite porphyries and less commonly fresh basalt dykes.

Local  Geology

Exposed on the Standard Creek Property are rocks of the Fergusson Group, the Pioneer and Noel Formations of the Cadwallader Group, Bralorne Diorite, President ultrabasics and Coast Granitic rocks. Fergusson Group metamorphic rocks occur north of Standard and Cadwallader Creeks. Sedimentary and volcanic rocks of the Pioneer and Noel Formations are found within the Standard Creek Valley and southwest of the Cadwallader Creek. Bralorne Diorite outcrops near the junction of Standard and Cadwallader Creeks. President ultrabasics are found cutting both Fergusson and Cadwallader Group rocks, while Coast granitic rocks are generally found intruding Fergusson Group rocks along the Bendor Ridge in the north and northeast parts of the Standard Creek Property.

Mineralization

The Cadwallader Gold Belt is characterized by the association of gold bearing quartz veins with a complex northwest trending fault system occupying the Cadwallader Creek Valley. Variably altered ultramafics are closely associated with the fault systems and gold mineralization. Gold quartz veins at the Bralorne mesothermal deposit have extensive quartz-ankeritic carbonate-muscovite hydrothermal alternation envelopes that grade outward to chlorite-calcite-albite.

Minor pyrite with traces of sphalerite, galena and tetrahedrite are found in the veins with native gold, more abundant pyrite and arsenophyrite with lesser phyrrhotite and chalcopyrite occur in altered wall rocks adjacent to the veins. The gold at Bralorne is principally found as thin smeared flakes of native metal in black sulphitic septae of the strongly ribboned shear veins. Altered ultramafic rocks appear to be closely associated with hold deposits around the world, although they do not necessarily have a direct spatial relationship to auriferous quartz veins. Characteristic features of their veins are as follows:

(1)  they  are  extremely  rich  but  erratically  distributed;


(2) they are surrounded by a zone of carbonate alteration and phyritization often more than 10 feet wide; and

(3) extensive mariposite - bearing quartz - carbonate rocks (listwanites) occur along the serpentinite contacts.


Listwanite is presumably developed by metasomatic alternation to form the free quartz found in the rocks. The alteration process may have also released gold from ultramafic rocks and remobilized it into quartz veins. Alternation of ultramafics by carbonation provides a mechanism for release of Au from magnetic and secondary sulfide where it may have been concentrated during serpentinization of ultramafic rocks. Thus, the gold may also be reconcentrated in carbonate-altered ultramafic rocks. Listwanites have been identified. Listwanites have been identified on the Standard Creek property at the Standard Zone and on the Butte-X-Cal Claim. Elsewhere on the property arsenic and gold anomalies in soil samples appear to be closely associated with serpentinites which in turn lie along the Cadwallader Fault System. The Piebiter Zone comprises low grade gold mineralization in quartzites and quart-boitite schists at and near the contact with ultramafic rocks. The zone appears to be in part structurally controlled within a broad shear zone, a branch of the Bralorne Fault System. Mineralization in the Piebiter Zone is associated with disseminated pyrite and phyrrhotite anomalous in arsenic and is open along strike and to depth.

Gold may also have been derived in the Bralorne area from gold leached and transported by evolved meteoric and metamorphic fluids during metamorphic outgassing within the greenschist facies. The well developed fracturing within the major Bralorne fault system provided excellent channelways or plumbing to focus solutions from large volumes of rock. In this case, the Bralorne fault system may be the main reason that gold deposits are found in this area.

ESTIMATED  ADMINISTRATIVE  EXPENDITURES
---------------------------------------


The Corporation's total administrative costs to carry out the exploration and anomalous programs was approximately $92,000. The estimated average monthly breakdown was as follows:


ITEM                          AVERAGE MONTH   12 MONTH PERIOD
----------------------------  --------------  ----------------

Management & Consulting Fees  $        5,000  $         60,000
Office & Miscellaneous                 1,000            12,000
Accounting & Audit                     1,667            20,000
                              --------------  ----------------
        TOTAL                 $        8,167  $         92,000
                              ==============  ================


ITEM  3     LEGAL  PROCEEDINGS
            ------------------

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.


ITEM  4     CONTROL  OF  REGISTRANT
            -----------------------

There are no persons or entities known by the Corporation to own more than 10% of any class of the Corporation's voting securities. Ownership is based on information furnished to the Corporation by nominees holding securities for such persons. The directors, officers and other members of management of the Corporation own as a group, directly or indirectly, 401,280 common shares of the Corporation, representing 2.9% of the total issued and outstanding securities of the Corporation.


ITEM  5     NATURE  OF  TRADING  MARKET
            ---------------------------

The common shares of the Corporation have been listed and posted for trading on Canadian Venture Exchange (formerly the Alberta Stock Exchange). The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares:

                   HIGH      LOW   VOLUME (X1,000)
--------------  ----------  -----  ---------------

1996
----
First Quarter   $     0.17  $0.17          335,000
--------------  ----------  -----  ---------------
Second Quarter  No Trades   N/A    N/A
--------------  ----------  -----  ---------------
Third Quarter   No Trades   N/A    N/A
--------------  ----------  -----  ---------------
Fourth Quarter  $     1.48  $1.39        1,363,600


1997
----
First Quarter   $     1.60  $1.45          148,150
--------------  ----------  -----  ---------------
Second Quarter  $     1.42  $1.33        1,805,475
--------------  ----------  -----  ---------------
Third Quarter   $     0.96  $0.91          675,450
--------------  ----------  -----  ---------------
Fourth Quarter  $     0.59  $0.56          634,000
--------------  ----------  -----  ---------------


1998
----
First Quarter   $     0.64  $0.60          802,733
--------------  ----------  -----  ---------------
Second Quarter  $     0.43  $0.41          339,500
--------------  ----------  -----  ---------------
Third Quarter   $     0.27  $0.26          417,783
--------------  ----------  -----  ---------------
Fourth Quarter  $     0.24  $0.23          640,100
--------------  ----------  -----  ---------------


1999
----
First Quarter   $     0.25  $0.10        1,399,599
--------------  ----------  -----  ---------------
Second Quarter  $     0.26  $0.14        2,028,850
--------------  ----------  -----  ---------------
Third Quarter   $     0.25  $0.15          874,100
--------------  ----------  -----  ---------------
Fourth Quarter  $     0.20  $0.10          690,300
--------------  ----------  -----  ---------------

2000
----
First Quarter   $     0.94  $0.10        5,751,927
--------------  ----------  -----  ---------------
Second Quarter  $     0.70  $0.40          846,925
--------------  ----------  -----  ---------------
Third Quarter   $     0.48  $0.17        3,713,372
--------------  ----------  -----  ---------------


On September 30, 2000, the closing bid price of the Common Shares on the Canadian Venture Exchange was $0.40 per share.


ITEM  6      EXCHANGE  CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
             ---------------------------- --------------------------------------

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Corporation's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See Item 7 - Taxation.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January, 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A "Canadian business" is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An "American", as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The  following investments by a non-Canadian are subject to review by Investment
Canada:

1. all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

2. all indirect acquisitions of control of Canadian businesses with assets of $50 million or more, if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

3. all indirect acquisitions of control of Canadian businesses with assets of $5 million or more, if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For purposes of the Act, direct acquisition of control means:

     (i) a purchase of voting interest in a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all of or substantially all of the assets used in carrying on a Canadian business; and

     (ii)  indirect  acquisition  of  control  means:

     (iii) a pure of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e.: the publication, distribution or sale of books, magazines, periodicals [other than printing or typesetting businesses], music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded business are reviewable at the $5 million and $50 million thresholds.

A non-Canadian will not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. The factors to be taken into account include:

1. the effect of the investment on the legal and economic activities in Canada, including the effect on employment and resource processing, on the utilization of particular components and services produced in Canada, and on exports from Canada;

2. the degree and significance of participation by Canadians in the Canadian business:

3. the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

4. the effect of the investment on competition within an industry or industries in Canada; and likely to be significantly affected by the investment; and

5. the compatibility of the investment with national industrial economic or cultural policies enunciated by the federal government or legislation of the legislature or government of any Province.

If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian will not implement the investment or, if the investment has been implemented, will divest itself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments: (i) an investment to establish a new Canadian business; or, (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act; must notify Investment Canada, within prescribed time limits, of such investments.

ITEM  7     TAXATION
            --------

Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a "non-resident").

Except as provided in the Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold or vote the common shares of the Corporation.

The Act, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada.

An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000. For all acquisitions of a Canadian business that does not meet the threshold criteria for filing an application for review, the Act requires the investor to file a notification.

For purposes of the Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares on the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income TaxAct (Canada), and no relief is afforded under any applicable tax treaty.

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Corporation belonged to the non-resident, (b) the person with whom the non-resident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length

PASSIVE  FOREIGN  INVESTMENT  CORPORATION

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation ("PFIC"), as defined in
Section 1296 of the Internal Revenue Code. This determination is dependent upon the percentage of the Corporation's passive income, or the percentage of the Corporation's assets which are producing passive income. U.S. shareholders owning shares of a PFIC are required to pay tax and an interest charge on the receipt of certain distributions and dispositions of PFIC stock.

Gain from a disposition of PFIC stock or certain distributions is treated as income earned ratably over the period during which the shareholder has held the stock. That portion allocable to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income in the year of distribution as ordinary income, rather than as a capital gain. That portion of the distribution or disposition which is not allocable to the current year is subject to deferred U.S. tax (the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year), plus interest.

However, if the U.S. shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. shareholder would include annually in his gross income his pro-rata share of the PFIC's earnings and profits and any net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of Untied States Federal Income tax on income not currently received. Special rules apply to U.S. shareholders who own their interests in a PFIC through intermediate entities or persons.

The Corporation believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year. U.S. taxpayers holding the Corporation's shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their particular circumstances.





ITEM  8     SELECTED  FINANCIAL  DATA
            -------------------------


                                             YEAR        YEAR        YEAR        YEAR       YEAR
                                             ENDED       ENDED       ENDED       ENDED      ENDED
                                            1999 ($)    1998 ($)    1997 ($)    1996 ($)   1995 ($)
Revenues                                           -           -           -           -         -
Exploration  Expenses                       2237,244      76,246     177,476      50,059         -
Depletion, Depreciation and Amortization         212       2,247       6,348           -         -
General and Administrative Expenses          283,430     370,236     138,234      43,833     6,202
Other Income                                  11,818     219,927     120,953       8,043     3,497
Net Income (Loss)                           (899,836)   (228,802)   (201,105)    (85,849)   (2,705)
Per Share                                      (0.07)      (0.02)      (0.02)      (0.02)    (0.01)
Working Capital                              445,643     771,374   2,361,228   1,923,019   225,743
Deferred Exploration Expenses              2,042,109   1,907,394   1,283,748     631,746         -
Other Assets                                 147,649     772,219      14,813           -         -
Long-Term Liabilities                              -           -           -           -         -
Shareholders Equity                        2,635,401   3,450,987   3,659,789   2,554,765   225,743


The Corporation's financial statements have been prepared in accordance with GAAP in Canada. A major difference under Canadian generally accepted accounting principals is that the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are exploration costs for projects not yet determined by management to be commercially feasible. Except as noted above and as disclosed in Note 10 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.
Listed  below  are  the  reconciled  amounts  under  U.S.  GAAP.

                                             YEAR         YEAR        YEAR        YEAR        YEAR
                                             ENDED        ENDED       ENDED       ENDED       ENDED
                                              1999        1998        1997        1996        1995
Revenues                                                        -           -           -         -
Exploration  Expenses                         371,959     697,695     829,478     681,805         -
Depletion, Depreciation and Amortization          212       2,247       6,348           -         -
General and Administrative Expenses           403,901     410,236     138,234      43,833     6,202
Other Income                                   11,818     219,927     120,953       8,043     3,497
Basic Net Income (Loss)                    (1,155,022)   (893,190)   (916,536)   (721,375)   (2,705)
Per Share                                       (0.09)      (0.07)      (0.09)      (0.18)    (0.00)
Working Capital                               445,643     771,374   2,361,228     547,619   225,743
                                                    -           -           -           -         -
Other Assets                                  147,649     728,679      14,813           -         -
Long-Term Liabilities                               -           -           -           -         -
Shareholders Equity                           593,292   1,500,053   2,376,041   1,923,019   225,743



ITEM  9     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF
            FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATIONS
            --------------------------------------------------

The Corporation is involved in mineral exploration activities in Nevada, USA, and British Columbia, Canada. To date, it has no revenue from operations. Expenditures related to mineral exploration are capitalized and corporate overhead generated items are expensed. Exploration and overhead expenditures fluctuate depending on the exploration stage of the Corporation's various projects and on the amount of available working capital. The Corporation is not restricted in its ability to transfer funds to its subsidiaries.

On November 28, 1997, the Corporation acquired three exploration licenses in the Bac Giang Province in Vietnam. The Corporation satisfied the minimum exploration expenditures required on this project during the first year of the licenses; however, because of the unsatisfactory results of the Corporation's exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government, the Corporation decided not to expend any further amounts on this project. As of February 28, 1999, the end of the Corporation's first quarter, the Corporation wrote off $154,129 and abandoned the Bac Giang Project. The Corporation's abandonment and write-off of the Bac Giang Project was disclosed to its shareholders, the regulatory authorities and the public when its first quarter financial statements were released on April 29, 1999. The Corporation is therefore no further activities in Vietnam at this time.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S. and Vietnamese currencies. The Corporation's expenses are denominated in both Canadian and U.S. currencies. All expenses incurred in Vietnam were paid for in U.S. currency.

The following discussion of the operating results and financial position of the Corporation should be read in conjunction with the Corporation's consolidated financial statements (and related notes).

RESULTS  OF  OPERATIONS
-----------------------

YEAR  ENDED  NOVEMBER  30,  1999
--------------------------------

Net loss for the year ended November 30, 1999 under Canadian GAAP was $899,836 as compared to $228,802 for the year ended November 30, 1998. The increase in losses was mainly due to write-off of mineral properties for $32,900, deferred exploration costs for 154,282, and write-down of marketable securities for $374,526.

Net loss for the year ended November 30, 1999 under US GAAP was $115,022 (1998 - $893,190; 1997 - $893,190; 1996 - $721,,371). The increase over the loss per
Canadian  GAAP  was  calculated  as  follows:

                               1999       1998      1997      1996     1995

Loss for the year per
Canadian GAAP               $  889,836  $228,802  $201,105  $ 85,849  $2,705

Compensation expense on
Granting Stock Options (1)

Acquisition of Mineral
Properties(2)               $  120,471  $ 40,742  $ 63,429  $  3,780       -

Deferred Exploration
Costs (2)                   $   37,609  $456,744  $601,569
                            ----------  --------  --------  --------  ------


Basic Loss for the year
Under US GAAP               $1,155,022  $893,190  $916,536  $721,375  $2,705
                            ==========  ========  ========  ========  ======

     (1) Statement of Financial Accounting Standards No 123 ("SFAS No. 123"), entitled "Accounting for Stock Based Compensation", published by the U.S. Financial Accounting Standards Board, requires a company to establish a fair market value based methods of accounting for stock based compensation plans. Canadian generally accepted accounting principals do not require the reporting of any stock based compensation expense in the Company's financial statements.

          For compliance with United States generally accepted accounting principals, the company uses the Black Scholes Option Pricing model to determine the fair market of all incentive stock options at the grant date.


     (2) Under Canadian generally accepted accounting principals, the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are exploration costs for projects not yet determined by management to be commercially feasible. This would result in a greater net loss under U.S. GAAP.


Total assets of the Corporation decreased from $3,531,892 as at November 30, 1998 to $2,657,747 as of November 30, 1999. During the year, the Corporation received $80,250 from a private placement of 535,000 shares at $0.20 per share and $4,000 from exercise of stock options. The Corporation also issued 53,500 common shares as finder's fees for the above private placement.

In 1999, the Corporation expanded a total of $224,638 on exploration programs on the Whisky Canyon, Iowa, and Bet properties in Nevada as compared to $328,276 in 1998. The lower expenditure was due to depressed gold price and the decision by the Corporation to preserve its funds. The Corporation did not spend any material amounts on the Standard Creek property and in Vietnam.

Due to the unsatisfactory results of the Corporation's exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government, the Corporation decided to write-off its acquisition cost of $32,900 and its exploration costs of $154,129 in March 1999.

YEAR  ENDED  NOVEMBER  30,  1998
--------------------------------

Net loss for the year ended November 30, 1998 under Canadian GAAP was $228,802 as compared to $201,105 for the year ended November 30, 1997. The increase in losses was due to an increase in general and administrative expenses.

Total assets of the Corporation decreased from $3,674,665 as at November 30, 1997 to $3,531,892 as of November 30, 1998. The Corporation raised $20,000 through the exercise of stock options. A total of 100,000 Common Shares were issued for cash by the Corporation during the 12 month period ended November 30, 1998 pursuant to the above-described exercise of stock options.

The Corporation did not expend material sums on exploration of the Standard Creek Property because the results of the exploration program on the property. The cost of maintaining the property is minimal at a cost of approximately $290.00 per year. Therefore, the Corporation maintained its Standard Creek Property because of the potential for mining the property in the future.

In 1998, the Corporation expended a total of $328,276 on exploration programs on the PW, Whisky Canyon, and ICP Properties in Nevada. The increase in expenditures from 1997 was because the majority of the implementation of the exploration programs conducted on these properties occurred in 1998.

In 1998, the Corporation expended a total of $128,468 on its Bac Giang Project in Vietnam, compared to $25,661 in 1997. The rise in expenditures was due to the Corporation's implementation of an exploration program on the project.


YEAR  ENDED  NOVEMBER  30,  1997
--------------------------------

Net loss for the year ended November 30, 1997 was $201,105 as compared to $85,849 for the year ended November 30, 1996. Before the write-down of deferred exploration costs incurred in Mexico, net loss for fiscal year 1997 was $23,629, compared to $85,849 for the same period in 1996. The decrease in losses was due to an increase in interest income and a gain on foreign exchange from a large US cash balance throughout the year.

Total assets of the Corporation increased from $2,570,125 as at November 30, 1996 to $3,674,665 as of November 30, 1997. The Corporation raised $1,306,129 through private placements and the exercise of stock options.

In 1997, the Corporation expended a total of $422,682 on creation and completion of an exploration of the Standard Creek Property. This increase from 1996 was due to the fact that the Corporation acquired the Standard Creek Property in 1996, but did not conduct any exploration activities thereon until 1997.

In 1997, the Corporation expended a total of $153,226 on the Whisky Canyon, PW and ICP Properties in Nevada. The increase from 1996 was due to the fact that the  Corporation  did  not  own  any  of  the  properties  in  1996

In 1997, the Corporation expended a total of $25,661 on its exploration program for the Bac Giang Project in Vietnam. The increase in expenditures on this project from 1996 was due to the fact that the Corporation purchased the Bac Giang Project in 1996, but did not begin its exploration program thereon until 1997.

The Corporation has the financial ability to increase its exploration budget if results justify increased activity on any of its properties.

A total of 3,234,507 Common Shares were issued for cash by the Corporation during the 12 month period ended November 30, 1997 pursuant to the above-described private placements and the exercise of stock options.

YEAR  ENDED  NOVEMBER  30,  1996
--------------------------------

Net loss for the year ended November 30, 1996 was $85,849 as compared to $2,705 for the year ended November 30, 1995. The increase was due to the Corporation's investigating various properties for possible acquisitions. During the 1996 fiscal year the Corporation raised $1,814,871 through private placements, exercise of stock options and subscriptions received in advance. A total of 2,450,000 common shares were issued for cash.

The Corporation obtained the Standard Creek Property in February 1996, and did not expend any monies on exploration in that year. The Corporation expended no monies on the Bac Giang Project in 1996. The Corporation expended no monies on the Nevada Properties in 1996 because it did not own the properties.

YEAR  ENDED  NOVEMBER  30,  1995
--------------------------------

There was no activity in the year ended November 30, 1995.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

The Corporation's primary source of funds since incorporation has been from the sale of its Common Shares through private placements and the exercise of incentive stock options and share purchase warrants. The Corporation has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The Corporation believes that it has adequate working capital to proceed with its planned exploration programs.

The Corporation has no loan agreements or other current financing plans to raise additional capital. However, the Corporation's Board of Directors may seek to increase the exploration budget through private placements if the Corporation receives positive geological results warranting future exploration.

The corporation did not anticipate expending material sums on exploration of the Standard Creek Property because the results of the exploration program on the property and the current depressed gold did not warrant further expenditure in 2000. The cost of maintaining the property is minimal at a cost of approximately $290.00 per year. Therefore, the Corporation maintained its Standard Creek Property because of the potential for mining the property in the future. The Corporation feels that if it does not maintain the Standard Creek Property, the property could be obtained by another mining company and could be a viable mining property when gold prices rise.

The Corporation has made one commitment for capital expenditures for the remainder of the fiscal year. The capital expenditure will be made on the Whisky Canyon Property. Under the terms of the Mining Lease and Option Agreement, the Corporation agreed to pay St. George Metals at total of $65,000 USD in royalty payments by July 8, 1999. These funds were paid from the Corporation's general working capital.

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation's liquidity are substantially determined by the success or failure of the Corporation's exploration programs or the future acquisition of projects.

Year  Ended  November  30,  1999

During the year ended November 30, 1999, The corporation used $443,646 of its cash resources for operating activities and $463,575 in its investing activities. Included in the investing activities was $97,106 for mineral properties. $224,791 for exploration costs, and $146,450 for an investment in a private company incorporated in the State of Washington. These activities were funded by the initial cash balance on had at beginning of year plus funds raised during the year. In September 30, 1999, the Corporation completed a private placement of $80,250 for issuing the 535,000 common shares. During the year, the Corporation also received $4,000 from the exercise of stock options. As a result the Corporation had a negative cash flow of $822,971 and a cash balance of $18,332 as at November 30, 1999.


Year  Ended  November  30,  1998

During the year ended November 30, 1998, the Corporation used $95,843 of its cash resources for operating activities, which was included in a net loss for the year of $228,802, reduced by a recovery of $132,959 in non-cash and working capital items. Expenditures on investing activities amounted to $1,383,299, an increase of $532,660 from the previous year. The 1998 expenditures included mineral properties acquisition and exploration of $621,449 and an investment in the amount of $761,850 in Indico Technologies Corporation, a corporation listed on the Alberta Stock. During the year ended November 30, 1998, the Corporation issued a total of 100,000 shares at the price of $0.20 for exercise of stock options. As of November 30, 1998, the consolidated cash equivalent amounted to $841,303, a decrease of $1,459,142 from the beginning of the year.

Year  Ended  November  30,  1997

During the year ended November 30, 1997, the Corporation used $332,579 of its cash resources for operating activities, after deducting net loss for the year of $201,105. Items generated from non-cash operating activities included amortization of $6,348, write-off of deferred exploration costs of $177,476 and $349,860 in working capital items. Expenditures on investing activities amounted to $850,639, an increase of $818,893 over the previous year. The 1997 expenditures included $829,478 for acquisition and exploration of mineral properties and $21,161 for the purchase of capital assets. During the year ended November 30, 1997, the Corporation raised a total of $2,681,529 by issuing 2,984,507 shares through private placements (the Corporation received $1,375,000 of the private placement funds prior to November 30, 1996) and 250,000 shares through exercise of stock options. As a result, there was a net increase of $788,069 in cash and equivalent for the year. As of November 30, 1997, the Corporation had a total cash and equivalent of $2,300,445.

Year  Ended  November  30,  1996

During the year ended November 30, 1996, the Corporation used $497,500 of its cash resources for operating activities, including a net loss for the year of $85,849 and $411,651 in non-cash working capital items. Expenditures on mineral properties amounted to $31,746. During the year, the Corporation raised $439,471 through private placements and the exercise of stock options. In addition, the Corporation also received $1,375,400 in share subscriptions from the private placement completed in 1997. With total cash of $1,814,871 from financing, the Corporation had a net increase of $1,285,625 in cash resources for the year. As of November 30, 1996, the Corporation's cash position was $1,512,376.

SIGNIFICANT  UNCERTAINTIES

The Corporation currently does not have any properties in Mexico but is seeking mineral property prospects. These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties. There is no assurance that the Corporation can raise the additional funds necessary to complete the exploration work and, if warranted, bring the property into production. There is also no assurance that the property will prove to be profitable if it is brought into production.



ITEM  9A   QUANTITATIVE  AND  QUALITATIVE  DISCLOSURE  ABOUT  MARKET  RISK
           ---------------------------------------------------------------

                  Not  Applicable

ITEM  10   DIRECTORS  AND  OFFICERS  OF  REGISTRANT
           ----------------------------------------

The following table sets forth the names and addresses of each of the directors and officers of the Corporation, their principal occupations and their respective date of commencement of their term with the Corporation. All directors and officers hold office until the next annual general meeting of shareholders of the Corporation or until successor be appointed.

                                                                                  NUMBER OF
                                                                              COMMON SHARES OF
                                                                               THE CORPORATION
                                                                             BENEFICIALLY OWNED
NAME,                                        PRINCIPAL OCCUPATION               OR DIRECTLY/      PERCENTAGE OF
MUNICIPALITY OF RESIDENCE                    DURING THE PAST FIVE                INDIRECTLY        ISSUED SHARE
AND POSITION WITH CORPORATION                       YEARS                    CONTROLLED (2) (3)    CAPITAL (3)
---------------------------------  ----------------------------------------  -------------------  --------------
GARY FREEMAN                       President and Director of Triband                     191,975            1.3%
Vancouver, British Columbia        Resource Corporation from March,
Canada                             2000 to present.  Mr. Freeman has been
President and Director             in the investment community for over
                                   18 years and has been responsible for
                                   the financing of many public
                                   companies, such as  Lion Lake
                                   Resources, Palmer Resources and
                                   Indico Technologies.He  has worked  in
                                   the development and the structuring of
                                   projects from early stages.  Mr.
                                   Freeman began working with Triband
                                   in 1996 and had worked as project co-
                                   coordinator on a contract basis.
---------------------------------  ----------------------------------------  -------------------  --------------
JERRY G. POGUE  (1)                Past President of Triband Resource                    209,305            1.5%
Vancouver, British Columbia        Corporation.  Mr. Pogue is a self-
Canada                             employed business consultant and has
Director                           been a financier since 1994.  Mr. Pogue
                                   was previously the President, CEO,
                                   Chairman and a Director of Palmer
                                   Resources Ltd. from May, 1996 to
                                   February, 1999; Prior to 1994 was a
                                   Registered Representative with
                                   National Securities Corp., Seattle, WA,
                                   USA from 1981 to 1993
---------------------------------  ----------------------------------------  -------------------  --------------
SAM SZJMAN                         Director and Corporate Secretary of the           Nil               N/A
Vancouver, British Columbia        Company since March, 2000.
Canada                             Independent Corporate Finance
Corporate Secretary and Director   Consultant from 1995 to present;
                                   Director and Vice-President, Legal
                                   Affairs of First Continental Bancorp., a
                                   private specialized commercial, asset-
                                   based finance company from 1996 to
                                   1999
---------------------------------  ----------------------------------------  -------------------  --------------


---------------------------------  ----------------------------------------  -------------------  --------------
MICHAEL BARTLETT                   President and Owner of Leisure Capital           Nil                N/A
Florida, USA                       & Management Inc., a company which
Director                           specializes in the pre-development,
                                   start-ups in innovative strategic,
                                   conceptual, economic and financial
                                   solutions from 1989 to present; from
                                   1998 director, chairman and President
                                   of Indico Technologies Corporation, a
                                   public company trading on the
                                   Canadian Venture Exchange; from
                                   1996 to present, President & CEO of
                                   Creative Entertainment &
                                   Technologies, Inc., a public company
                                   trading on the Canadian Venture
                                   Exchange; from January 1996 to 1995
                                   President and CEO of National
                                   Maritime Authority
---------------------------------  ----------------------------------------  -------------------  --------------
WILLIAM R. GREEN (1)               Mr. Green is responsible for the                 Nil                N/A
                                   Company's mineral exploration
                                   projects in Nevada.  President,
                                   Chairman and Director from 1996 to
                                   present of Mines Management Inc., a
                                   public company which trades on the
                                   NASD's OTC Electronic Bulletin
                                   Board; President and Director of Maya
                                   Gold Limited, a public company listed
                                   on the Canadian Venture Exchange
                                   from 1998 to present; Vice-President
                                   and Director of Petromin Resources
                                   Ltd., a public company listed on the
                                   Canadian Venture Exchange from 1991
                                   to present; Vice-President and Director
                                   of Yamana Resources, a public
                                   company listed on the Toronto Stock
                                   Exchange from 1994 to 1995
---------------------------------  ----------------------------------------  -------------------  --------------

(1)  Member  of  the  Audit  Committee  of  the  Corporation

(2) Common shares and options beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, based upon information furnished to the Corporation by individual directors and officers. Unless otherwise indicated, such shares or options are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants held by the respective directors and officers. Details of options held by the directors and officers are set forth under "Options and Other Rights to Purchase Shares - Outstanding Stock Options".


(3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 401,280 Common Shares of the Corporation, representing 2.9% of the total issued and outstanding Common Shares of the Corporation as at September 30, 2000.



ITEM  11   COMPENSATION  OF  DIRECTORS  AND  OFFICERS
           ------------------------------------------

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of November 30, 1999, the Chief Executive Officer and the other four most highly-compensated executive officers of the Corporation (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

                                                 SUMMARY COMPENSATION TABLE
                                                 --------------------------

----------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation                     Long Term Compensation
                                                                                   Awards            Payouts
---------------------  ------------------------------------------------  ---------------------------------------------------
                                                                            Common       Restricted
                                                                         Shares Under    Shares or               All other
                                                                 Other     Options\      Restricted    LTIP    Compensation
Name and Principal           Fiscal           Salary    Bonus   Annual   SARs granted   Share Units   Payout        ($)
Position                    Year End           ($)       ($)     Comp         (#)           ($)         ($)
                                                                  ($)
---------------------  -------------------  ----------  ------  -------  -------------  ------------  -------  -------------

Jerry G. Pogue         Nov 30/99            $  55,000   N/A     N/A            225,000  N/A           N/A      N/A
Director, Chairman,    Nov.30/98            $  46,000   Nil     Nil      Nil            Nil           Nil      Nil
                       Nov.30/97            Nil         Nil     Nil      Nil            Nil           Nil      Nil
CEO, and President     Nov.30/96            Nil         Nil     Nil            100,000  Nil           Nil      Nil
---------------------  -------------------  ----------  ------  -------  -------------  ------------  -------  -------------
James T. Martin        Nov. 30/99           N/A         N/A     N/A      N/A            N/A           N/A      N/A
Past Director          Nov.30/98            Nil         Nil     Nil      Nil            Nil           Nil      Nil
                       Nov.30/97            Nil         Nil     Nil      Nil            Nil           Nil      Nil
                       Nov.30/96            Nil         Nil     Nil            292,500  Nil           Nil      Nil
                       -------------------  ----------  ------  -------  -------------  ------------  -------  -------------
Larry W. Reaugh        Nov. 30/99           N/A         N/A     N/A      N/A            N/A           N/A      N/A
Former Director        Nov.30/98            Nil         Nil     Nil      Nil            Nil           Nil      Nil
                       Nov.30/97            Nil         Nil     Nil      Nil            Nil           Nil      Nil
                       Nov.30/96            Nil         Nil     Nil      Nil            Nil           Nil      Nil
                       -------------------  ----------  ------  -------  -------------  ------------  -------  -------------
Arthur S. Radtke       Nov. 30/99           N/A         N/A     N/A      N/A            N/A           N/A      N/A
Past Vice-President.   Nov.30/98             66,590(1)  Nil     Nil             50,000  Nil           Nil      Nil
Exploration &          Nov.30/97             63,994(1)  Nil     Nil      Nil            Nil           Nil      Nil
Former Secretary       Nov.30/96            Nil         Nil     Nil            100,000  Nil           Nil      Nil
---------------------  -------------------  ----------  ------  -------  -------------  ------------  -------  -------------
Timothy J. Percival    Nov. 30/99           N/A         N/A     N/A      N/A            N/A           N/A      N/A
Former Director of a   Nov.30/98              151,973   Nil     Nil             25,000  Nil           Nil      Nil
                       Nov.30/97              116,668   Nil     Nil             25,000  Nil           Nil      Nil
Subsidiary (4)         Nov.30/96            Nil         Nil     Nil      Nil            Nil           Nil      Nil
---------------------  -------------------  ----------  ------  -------  -------------  ------------  -------  -------------
David L. Seymour       Nov.30/978Nov.30/97        309   Nil     Nil             95,000  Nil           Nil      Nil
Former Director        Nov.30/96            Nil         Nil     Nil      Nil            Nil           Nil      Nil
(2)(3)                                      Nil         Nil     Nil            100,000  Nil           Nil      Nil

---------------------

(1) Paid to Cougar Metals International, Inc., of which Mr. Radtke is the primary owner and provides geology consulting services to the Corporation.


(2) The Corporation provided a $60,000.00 interest free loan to David L. Seymour in June, 1997 which was fully repaid in February, 1998.

(3) Mr. Seymour was a Director of the Corporation from August 22, 1996 to November 24, 1998.

(4) Is a Director of the Corporation's subsidiary Triband Resource US Inc. and provides geology consulting services.



No other executive officer received direct or indirect compensation from any source for services provided to the Corporation during the most recently completed financial year.

Mr.  Gary  Freeman  became  a  director  and  President  as  of  March 24, 2000.

AGGREGATE  OPTION  EXERCISES  IN  LAST  FINANCIAL  YEAR  AND  OPTION  VALUES
----------------------------------------------------------------------------

There were no stock options exercised by Named Executive Officers during the Corporation's most recently completed financial year.:

DEFINED  BENEFIT  OR  ACTUARIAL  PLAN  DISCLOSURE
-------------------------------------------------

The  Corporation  has  no  defined  benefit  or  actuarial  plans.

TERMINATION  OF  EMPLOYMENT,  CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS
--------------------------------------------------------------------------------

The  Corporation  does  not presently have any outstanding employment contracts.

MANAGEMENT  AND  CONSULTING  CONTRACTS
--------------------------------------

The Corporation currently utilizes the services of Mr. William R. Green, a director of the Corporation to provided geological and consulting services to the Corporation with respect to its existing properties and in identifying other properties of potential interest.

Pursuant to a Letter of Engagement dated February 18, 1997 ("Letter of Engagement") the Corporation engaged the geological services of Mr. Timothy J. Percival. Under the Letter of Engagement the Corporation compensates Mr. Percival at a rate of $350.00 USD/day which is billed on a monthly basis. The Corporation has also agreed to reimburse Mr. Percival for all reasonable out of pocket expenses which is also billed on a monthly basis. In addition to this above, the Corporation has also agreed to reimburse Mr. Percival a total of $395.00 USD/month towards office expenses. In accordance with the Letter of Engagement the Corporation has agreed to pay a Finder's Fee if the Corporation acquires, either by location or by negotiated agreement, a property recommended by Mr. Percival as a result of data or general information supplied by Mr. Percival.

COMPENSATION  OF  DIRECTORS
---------------------------

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.

None of the Corporation's directors have received any manner of compensation for services provided in their capacity as directors during the Corporation's most recently completed financial year with the exception of stock options granted to directors of the Corporation. See Item 12 below.

PROPOSED  COMPENSATION
----------------------

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning December 1, 1999 as follows:


                                          MONTHLY                 YEARLY
                                            CDN.                   CDN.
              -----------------------------------------------------------
              Gary Freeman                $  5,000                $60,000


Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the Canadian Venture Exchange.

ITEM  12      OPTIONS  TO  PURCHASE  SECURITIES
              FROM  REGISTRANT  OR  SUBSIDIARIES
------------------------------------------------

As at September 30, 2000, the Corporation has granted rights to purchase or acquire an aggregate of 1,760,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed below. The closing market price of the Common Shares on September 30, 2000 as traded on the Canadian Venture Exchange was $0.40.

OUTSTANDING  EMPLOYEE  AND  DIRECTOR  STOCK  OPTIONS  AS  AT  SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

                          NO. OF
                          COMMON                       EXERCISE                    MARKET VALUE
                      SHARES SUBJECT   DATE OF GRANT/    PRICE                      ON DATE OF
NAME OF OPTIONEES      TO OPTION (#)      REPRICED         $       EXPIRY DATE    GRANT/REPRICED
--------------------  ---------------  --------------  ---------  --------------  ---------------
Arthur S. Radtke (1)           35,000  June 10, 1998   $    0.45  June 10, 2003   $         4,900
--------------------  ---------------  --------------  ---------  --------------  ---------------
Jerry Pogue                   100,000  June 1,1999     $    0.15  Sept. 11, 2001  $         2,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
Jerry Pogue                   125,000  April 4, 2000   $    0.52  April 4, 2005   $         1,875
--------------------  ---------------  --------------  ---------  --------------  ---------------
Timothy Percival (1)           25,000  June 1, 1999    $    0.15  May 8, 2002     $           500
--------------------  ---------------  --------------  ---------  --------------  ---------------
Timothy Percival (1)           25,000  June 10, 1998   $    0.15  June 10, 2003   $         1,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
Gary Freeman                  100,000  June 1, 1999    $    0.15  June 10, 2003   $         3,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
Gary Freeman                  350,000  April 4, 2000   $    0.52  April 4, 2005   $        59,500
--------------------  ---------------  --------------  ---------  --------------  ---------------
Albert Wu                      25,000  Feb. 18, 2000   $    0.24  June 10, 2003   $         1,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
Michael Bartlett              100,000  Feb. 10, 2000   $    0.24  Feb. 10, 2005   $         6,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
Sam Szajman                   100,000  Feb. 10, 2000   $    0.24  Feb. 10, 2005   $         6,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
William R. Green              100,000  Feb. 22, 2000   $    0.31  Feb. 22, 2005   $         8,000
--------------------  ---------------  --------------  ---------  --------------  ---------------
David Tenaglia                 60,000  Feb. 22, 2000   $    0.31  Feb. 22, 2005   $         4,800
--------------------  ---------------  --------------  ---------  --------------  ---------------
Shelley Morgan                 40,000  Feb. 22, 2000   $    0.31  Feb. 22, 2005   $         3,200
--------------------  ---------------  --------------  ---------  --------------  ---------------
Shelley Morgan                 40,000  April 4, 2000   $    0.52  April 4, 2005   $         6,800
--------------------  ---------------  --------------  ---------  --------------  ---------------
  TOTAL                     1,225,000                                             $       125,450
--------------------  ---------------  --------------  ---------  --------------  ---------------

(1)   Is  a  resident  in  the  United States and is engaged by the Corporation as a Geologist.

OUTSTANDING  WARRANTS  FROM  PREVIOUS  PRIVATE  PLACEMENTS

As of September 30, 2000, there were warrant outstanding for the right to purchase 435,000 common shares, exercisable at the price of $0.17 per share until September, 2001. These options are owned by Carrera Investments of Shirley House, 50 shirley Street, P.O. Box N-8426 Nassau, Bahamas.

ESCROW  SECURITIES
------------------

As  of  November 30   1999, the Corporation had no common shares held in escrow.

ITEM  13   INTEREST  OF  MANAGEMENT  IN
           ----------------------------
           CERTAIN  TRANSACTIONS
           ---------------------

The Corporation participated in a private placement dated March 23, 1998, with Indico Technologies Corporation ("Indico"), a corporation listed on the Canadian Venture Exchange (formerly the Alberta Stock Exchange). The Corporation purchased 704,225 Units of Indico at a price of $0.71 US per Unit in September,

1998. Each Unit consists of one common share of Indico and one share purchase warrant exercisable for one common share on or before September 11, 2000 at a price of $2.00 CND. per common share. Indico Technologies Corporation and the Corporation do not have any common directors or officers.

The Corporation currently utilizes the services of Mr. Arthur Radtke, its Vice-President Exploration and Secretary, as a geologist for the Corporation. Mr. Radtke has provided geological and consulting services to the Corporation regarding its existing properties and in helping to identify other properties of potential interest. The Corporation currently compensates Mr. Radtke by payment to Cougar Metals International, Inc., a company owned by Mr. Radtke. Mr. Radtke was hired as a consulting geologist and was appointed an officer of the Corporation at that time. The compensation paid to Mr. Radtke is comparable to that which would have been paid for services rendered by unaffiliated parties.

There is also a Stock Option Agreement between the Corporation and Mr. Radtke dated June 10, 1998 whereby Mr. Radtke was granted options for the right to purchase 50,000 common shares, exercisable at a price of $0.45 per share.

Pursuant to a Letter of Engagement dated February 18, 1997 ("Letter of Engagement") the Corporation engaged the geological services of Mr. Timothy J. Percival. Under the Letter of Engagement, the Corporation compensates Mr. Percival at a rate of $350.00 USD/day, billable on a monthly basis. The Corporation has also agreed to reimburse Mr. Percival for all reasonable out of pocket expenses. In addition to the above, the Corporation has also agreed to reimburse Mr. Percival a total of $395.00 USD/month towards office expenses. In accordance with the Letter of Engagement, the Corporation has agreed to pay a finder's fee to Mr. Percival if the Corporation acquires a property based upon general information and data supplied by Mr. Percival. The Corporation paid a total of $151,973 during its last fiscal period to Mr. Percival. Mr. Percival was hired as a consulting geologist for the Corporation. The compensation paid to Mr. Percival is comparable to that which would have been paid for services rendered by unaffiliated parties.

The Corporation also executed two Stock Option Agreements with Mr. Percival. The first agreement is dated May 8, 1997, and grants Mr. Percival 25,000 options exercisable at a price of $0.45 per share. The second Stock Option Agreement, dated June 10, 1998, grants 25,000 options to Timothy J. Percival exercisable at a price of $0.45 per share

The Corporation paid a total of $ 55,000 during its last fiscal period to Mr. Jerry G. Pogue in consulting fees. Mr. Jerry G. Pogue also has two separate Stock Option Agreements with the Corporation, one dated September 11, 1996 for the right to purchase 100,000 common shares at the exercise price of $0.15 and the other dated April 4, 2000 for the right to purchase 125,000 common shares at the exercise price of $0.52 per share.

The Corporation paid a total of $ 18,750 during its last fiscal period to Mr. Gary Freeman in consulting fees. Mr. Gary Freeman also has two separate Stock Option Agreements with the Corporation, one dated June 10, 1998 for the right to purchase 100,000 common shares at the exercise price of $0.15 per share and the other dated April 4, 2000 for the right to purchase 350,000 common shares at the price of $0.52 per share.

As of February 28, 1999, the end of the Corporation's first quarter, the Corporation wrote off $154,129 and abandoned the Bac Giang Project in Vietnam due to the unsatisfactory results of the Corporation's exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government. The Corporation is conducting no further activities in Vietnam at this time. The Corporation's Bac Giang Project was located adjacent to the Bac Giang Copper Project, a property formerly owned by Palmer Resources Ltd. ("Palmer"). Palmer is now a subsidiary of Lyon Lake Mines Ltd. ("Lyon Lake") pursuant to a share exchange, dated February 11, 1999. In that share exchange, Lyon Lake acquired all issued and outstanding shares of Palmer by granting each Palmer shareholder one share of Lyon Lake for each share of Palmer owned as of the record date. Lyon Lake is a publicly-traded company listed on the Montreal and Vancouver Stock Exchanges. Jerry G. Pogue and David L. Seymour were directors and officers of both the Corporation and Palmer. The Corporation paid a total of $69,548 during its last fiscal period to Palmer for administrative costs incurred in renting office space from Palmer.

                                     PART II

ITEM  14   DESCRIPTION  OF  SECURITIES  TO  BE  REGISTERED
           -----------------------------------------------

Not  Applicable



                                    PART III

ITEM  15   DEFAULTS  UPON  SENIOR  SECURITIES
           ----------------------------------

                                 Not Applicable

ITEM  16   CHANGES  IN  SECURITIES  AND
           CHANGES  IN  SECURITY  FOR  REGISTERED  SECURITIES
           --------------------------------------------------

                                 Not Applicable

ITEM  17   FINANCIAL  STATEMENTS
           ---------------------

The  following  financial  statements  are  attached  and  incorporated  herein:

DESCRIPTION  OF  STATEMENT
--------------------------

Consolidated  Balance  Sheets,  Statements  of  Loss  and  Deficit
Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended
November  30,  1999  and  1998


ITEM  18   FINANCIAL  STATEMENTS
           ---------------------

                                   See Item 17

ITEM  19   FINANCIAL  STATEMENTS  AND  EXHIBITS
           ------------------------------------

EXHIBIT  NUMBER
---------------


                                                                                                    PAGE
                                                                                                    ----
1.1  Certificates of Name Change dated July 18, 1996 and October 17, 1996.                             *
1.2  Certificate of Incorporation dated October 7, 1994.                                               *
1.3  Articles (Bylaws) of the Corporation                                                              *
1.4  Amendments to Articles of the Corporation, dated July 18, 1996 and October 16, 1996               *
2.1  Option Agreements between the Corporation and Management, Employees and Director.                 *
3.1  Mining Lease and Option Agreement between St. George Metals, Inc. and Triband Resource US         *
     Inc. dated June 29,1998
3.2  Mining Lease Agreement between Brancote U.S. Inc., and Triband Resource US Inc. dated April       *
     21, 1998.
3.3  Letter of Engagement dated February 18, 1997 between the Corporation and Timothy J. Percival.     *
3.4  Property Agreement dated February 9, 1996 between the Corporation and 512026 B.C. Ltd.            *
3.5  License Agreement dated November 28, 1997 between the Corporation and The Minister of             *
     Industries, Socialist Republic of Vietnam, Licenses No. 2203/QD-DCKS.
3.6  License Agreement dated November 28, 1997 between the Corporation and The Minister of             *
     Industries, Socialist Republic of Vietnam, Licenses No. 2204/QD-DCKS.
3.7  License Agreement dated November 28, 1997 between the Corporation and The Minister of             *
     Industries, Socialist Republic of Vietnam, Licenses No. 2208/QD-DCKS.

*    The exhibits included in the Registrant's original Form 20-F are hereby incorporated by reference.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIBAND  RESOURCE  CORPORATION



By:
   ---------------------------
Gary  R.  Freeman,
President



Date:
     -------------------------

                          TRIBAND RESOURCE CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)


                                NOVEMBER 30, 1999

DAVIDSON  &  COMPANY                A  Partnership of Incorporated Professionals
--------------------------------------------------------------------------------
--------------------------- Chartered  Accountants------------------------------



                                AUDITORS' REPORT



To  the  Shareholders  of
Triband  Resource  Corporation
(An Exploration Stage Company)


We have audited the consolidated balance sheets of Triband Resource Corporation as at November 30, 1999 and 1998 and the consolidated statements of operations and deficit, changes in shareholders' equity and cash flows for the years ended November 30, 1999, 1998 and 1997, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 1999. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and the changes in shareholders' equity and cash flows for the years ended November 30, 1999, 1998 and 1997, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.


                                                            "DAVIDSON & COMPANY"


Vancouver, Canada                                          Chartered Accountants

February 10, 2000


                          A Member of SC INTERNATIONAL
                          ============================
Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific
                     Centre, Vancouver, BC, Canada, V7Y 1G6
                  Telephone (604) 687-0947  Fax (604) 687-6172

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  BALANCE  SHEETS
(Expressed  in  Canadian  Dollars)
AS  AT  NOVEMBER  30

===========================================================================================
                                                                      1999         1998
-------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                                       $    18,332   $  841,303
  Marketable securities (Note 6)                                      387,324            -
  Accounts receivable                                                   1,314        4,873
  Due from affiliated companies                                        29,327            -
  Prepaid expenses                                                     31,692        6,103
                                                                  ------------  -----------

                                                                      467,989      852,279

CAPITAL ASSETS (Note 3)                                                 1,199       10,369
MINERAL PROPERTIES (Note 4)                                           913,287      849,081
DEFERRED EXPLORATION COSTS (Note 5)                                 1,128,822    1,058,313
INVESTMENTS (Note 6)                                                  146,450      761,850
                                                                  ------------  -----------

                                                                  $ 2,657,747   $3,531,892
===========================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                        $    22,346   $   11,357
  Due to affiliated company                                                 -       69,548
                                                                  ------------  -----------

                                                                       22,346       80,905
                                                                  ------------  -----------

SHAREHOLDERS' EQUITY
  Capital stock (Note 7)
    Authorized
      Unlimited number of common shares without par value
      Unlimited number of preferred shares issuable in series
    Issued
      12,893,007 common shares (1998 - 12,284,507 common shares)    4,053,698    3,969,448
  Deficit accumulated during the exploration stage                 (1,418,297)    (518,461)
                                                                  ------------  -----------

                                                                    2,635,401    3,450,987
                                                                  ------------  -----------

                                                                  $ 2,657,747   $3,531,892
===========================================================================================

NATURE  AND  CONTINUANCE  OF  OPERATIONS  (Note  1)
CONTINGENCY  (Note  11)
SUBSEQUENT  EVENTS  (Note  13)
ON  BEHALF  OF  THE  BOARD:

_____________________________ Director    _____________________________ Director

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Expressed  in  Canadian  Dollars)

======================================================================================================
                                                    Cumulative
                                                       Amounts
                                                          From
                                                   October  7,
                                                      1994  to            Year Ended November 30,
                                                  November 30,    ------------------------------------
                                                          1999        1999         1998        1997
------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Amortization                                    $       8,807   $       212   $   2,247   $   6,348
  Consulting fees                                       107,717        29,520      78,197           -
  Listing and transfer agent fees                        84,497        44,419       9,133      21,072
  Office                                                114,121        48,098      38,047      15,855
  Professional fees                                      74,443         8,720      23,390      18,301
  Property investigation                                176,367        50,062      76,246           -
  Rent                                                   64,409        19,084      44,125       1,200
  Salaries and benefits                                  80,308         5,085      75,223           -
  Shareholder communications                            316,440       128,504     102,121      81,806
                                                  --------------  ------------  ----------  ----------

                                                     (1,027,109)     (333,704)   (448,729)   (144,582)

INTEREST INCOME                                         186,785        11,818      90,122      73,305

GAIN (LOSS) ON FOREIGN EXCHANGE                         165,397       (12,056)    129,805      47,648

LOSS ON DISPOSAL OF CAPITAL ASSETS                       (4,186)       (4,186)          -           -

WRITE-OFF OF MINERAL PROPERTIES (Note 4)                (32,900)      (32,900)          -           -

WRITE-OFF OF DEFERRED EXPLORATION COSTS (Note 5)       (331,758)     (154,282)          -    (177,476)

WRITE-DOWN OF MARKETABLE SECURITIES (Note 6)           (374,526)     (374,526)          -           -
                                                  --------------  ------------  ----------  ----------


LOSS FOR THE PERIOD                                  (1,418,297)     (899,836)   (228,802)   (201,105)


DEFICIT, BEGINNING OF PERIOD                                  -      (518,461)   (289,659)    (88,554)
                                                  --------------  ------------  ----------  ----------


DEFICIT, END OF PERIOD                            $  (1,418,297)  $(1,418,297)  $(518,461)  $(289,659)
======================================================================================================

LOSS PER SHARE (Note 2)                                           $     (0.07)  $   (0.02)  $   (0.02)
======================================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(Expressed  in  Canadian  Dollars)

================================================================================================================
                                                             Cumulative
                                                                Amounts
                                                                   From
                                                            October  7,
                                                               1994  to         Year  Ended  November  30,
                                                           November 30,   --------------------------------------
                                                                   1999      1999         1998          1997
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                                     $  (1,418,297)  $(899,836)  $  (228,802)  $  (201,105)
  Items not affecting cash
    Amortization                                                  8,807         212         2,247         6,348
    Write-down of marketable securities                         374,526     374,526             -             -
    Loss on disposal of capital assets                            4,186       4,186             -             -
    Write-off of mineral properties                              32,900      32,900             -             -
    Write-off of deferred exploration costs                     331,758     154,282             -       177,476

  Changes in non-cash working capital items
    (Increase) decrease in accounts receivable                   (1,314)      3,559        66,899       (70,660)
    (Increase) decrease in prepaid expenses                     (31,692)    (25,589)       (2,216)       (3,887)
    (Increase) decrease in due from affiliated companies        (29,327)    (29,327)            -       424,891
    Increase (decrease) in accounts payable and
        accrued liabilities                                      22,346      10,989        (3,519)         (484)
    Increase (decrease) in due to affiliated company                  -     (69,548)       69,548             -
                                                          --------------  ----------  ------------  ------------

  Net cash provided by (used in) operating activities          (706,107)   (443,646)      (95,843)      332,579
                                                          --------------  ----------  ------------  ------------

CASH FLOWS FORM INVESTING ACTIVITIES
  Capital assets acquired                                       (22,572)     (1,411)            -       (21,161)
  Proceeds on disposal of capital assets                          6,183       6,183             -             -
  Mineral properties                                           (346,187)    (97,106)     (166,902)      (50,433)
  Deferred exploration costs                                 (1,458,383)   (224,791)     (454,547)     (779,045)
  Investment                                                   (908,300)   (146,450)     (761,850)            -
                                                          --------------  ----------  ------------  ------------

  Net cash used in investing activities                      (2,729,259)   (463,575)   (1,383,299)     (850,639)
                                                          --------------  ----------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock, net of issuance costs            3,453,698      84,250        20,000     2,681,529
  Share subscriptions received in advance                             -           -             -    (1,375,400)
                                                          --------------  ----------  ------------  ------------

  Net cash provided by financing activities                   3,453,698      84,250        20,000     1,306,129
                                                          --------------  ----------  ------------  ------------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD            18,332    (822,971)   (1,459,142)      788,069

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        -     841,303     2,300,445     1,512,376
                                                          --------------  ----------  ------------  ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                  $      18,332   $  18,332   $   841,303   $ 2,300,445
================================================================================================================

SUPPLEMENTAL  DISCLOSURES WITH RESPECT TO THE STATEMENTS OF CASH FLOWS (Note 12)

    The accompanying notes are an integral part of these consolidated financial statements.

========================================================================================================
TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY
(Expressed  in  Canadian  Dollars)



                                                                                  Deficit
                                                                    Common    Accumulated
                                                                    Shares     During the
                                                                Issued and    Exploration
                                             Shares    Price    Fully Paid          Stage      Total
--------------------------------------------------------------------------------------------------------

BALANCE AT OCTOBER 7, 1994                          -          $         -   $          -   $         -

  Issuance of shares for cash
    Private placement                       2,000,000  $ 0.10      200,000              -       200,000
    Escrow                                  1,500,000    0.05       75,000              -        75,000
  Share issuance costs                              -              (46,552)             -       (46,552)
  Loss for the year                                 -                    -         (2,705)       (2,705)
                                           ----------          ------------  -------------  ------------

BALANCE AT NOVEMBER 30, 1995                3,500,000              228,448         (2,705)      225,743

  Issuance of shares for cash
    Private placement                       2,000,000    0.20      400,000              -       400,000
    Exercise of options                       450,000    0.10       45,000              -        45,000
  Shares issuance costs                             -               (5,529)             -        (5,529)
  Issuance of shares for mineral property   3,000,000    0.20      600,000              -       600,000
  Subscriptions received in advance                 -            1,375,400              -     1,375,400
  Loss for the year                                 -                    -        (85,849)      (85,849)
                                           ----------          ------------  -------------  ------------

 BALANCE AT NOVEMBER 30, 1996               8,950,000            2,643,319        (88,554)    2,554,765

  Issuance of shares for cash
    Private placement                         450,000    0.65      292,500              -       292,500
    Private placement                       1,550,000    0.76    1,178,000              -     1,178,000
    Private placement                         100,000    1.22      122,000              -       122,000
    Private placement                         884,507    1.42    1,256,000              -     1,256,000
    Exercise of options                       150,000    0.20       30,000              -        30,000
    Exercise of broker's options              100,000    0.10       10,000              -        10,000
  Subscriptions received in advance                 -           (1,375,400)             -    (1,375,400)
  Share issuance costs                              -             (206,971)             -      (206,971)
  Loss for the year                                 -                    -       (201,105)     (201,105)
                                           ----------          ------------  -------------  ------------

BALANCE AT NOVEMBER 30, 1997               12,184,507            3,949,448       (289,659)    3,659,789

  Issuance of shares for cash
    Exercise of options                       100,000    0.20       20,000              -        20,000
  Loss for the year                                 -                    -       (228,802)     (228,802)
                                           ----------          ------------  -------------  ------------

BALANCE AT NOVEMBER 30, 1998               12,284,507            3,969,448       (518,461)    3,450,987

  Issuance of shares for cash
    Private placement                         535,000    0.15       80,250              -        80,250
    Exercise of options                        20,000    0.20        4,000              -         4,000
  Issuance of shares for finder's fee          53,500                    -              -             -
  Loss for the year                                 -                    -       (899,836)     (899,836)
                                           ----------          ------------  -------------  ------------

BALANCE AT NOVEMBER 30, 1999               12,893,007          $ 4,053,698   $ (1,418,297)  $ 2,635,401
========================================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999


================================================================================

1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996, Triband Capital Corp. changed its name to Triband Resource Corporation.

     The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.


2.   SIGNIFICANT  ACCOUNTING  POLICIES


     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.


     PRINCIPLES  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Triband de Mexico S.A. de C.V. (incorporated in Mexico) and Triband Resource US Inc. (incorporated in Nevada, U.S.A.).


     CASH  AND  CASH  EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.


     MARKETABLE  SECURITIES

     Marketable securities are carried at the lower of cost or quoted market value. As at November 30, 1999, the Company's marketable securities had a quoted market value of $387,324 (1998 - $Nil).


     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd . . . )

     MINERAL  PROPERTIES

     The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, using the units of production method based on proven and probable reserves, or written off if the mineral properties are sold or abandoned.

     DEFERRED  EXPLORATION  COSTS

     The Company defers expenditures directly attributable to the exploration of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed using the units of production method based on proven and probable reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

     VALUES

     The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

     COST  OF  MAINTAINING  MINERAL  PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL  PROTECTION  AND  RECLAMATION  COSTS

     The operations of the Company have been, and may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

     CAPITAL  ASSETS  AND  AMORTIZATION

     Capital assets, being office equipment, are recorded at cost and are being amortized over their estimated useful life on the declining balance method at a rate of 20% per annum.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  .  .  .  )

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried value that is other than temporary.


     CAPITAL  STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.


     FOREIGN  EXCHANGE

     The Company's foreign subsidiaries are corporations used for holding title to mineral properties. Therefore, the functional currency of these consolidated financial statements is the Canadian dollar.

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.


     LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the year. For the years ended November 30, 1999, 1998 and 1997, the weighted average number of shares outstanding were, 12,445,244, 12,217,840 and 10,490,724, respectively.

     Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For all the years presented, this calculation proved to be anti-dilutive.


     INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================


3.   CAPITAL  ASSETS

========================================================
                                         Net Book  Value
                                         ---------------
                           Accumulated
                   Cost   Amortization    1999    1998
--------------------------------------------------------

Office equipment  $1,411  $         212  $1,199  $   262
Vehicle                -              -       -   10,107
                  ------  -------------  ------  -------

                  $1,411  $         212  $1,199  $10,369
========================================================

4.   MINERAL  PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

==========================================================================================================
                                                                                          1999      1998
----------------------------------------------------------------------------------------------------------

STANDARD CREEK PROPERTY, BRITISH COLUMBIA
     A 100% interest by issuing 3,000,000 common shares, at a deemed value of
     $600,000 (the deemed value of the shares was their quoted market price on the
     Alberta Stock Exchange on the date of acquisition), and incurring various
     acquisition related costs.   The claims are subject to a 3  % net smelter returns
     royalty and a 10% net proceeds of production royalty.                              $632,326  $632,036

STAKED CLAIMS, NEVADA, U.S.A.
     A 100% interest in certain claims by staking and by entering into an option
     agreement.                                                                          280,961   184,145

EXPLORATION LICENCES, VIETNAM
     A 100% interest in three exploration licences.  During the current year, the
     licenses were abandoned and all related costs were written-off.                           -    32,900
                                                                                        --------  --------

                                                                                        $913,287  $849,081
==========================================================================================================

     FUTURE  MINERAL  PROPERTY  PAYMENTS

     a) The Company is required to pay annual filing fees totalling US$19,100 to renew the licenses on its Nevada properties.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i)   Pay  a  purchase  price  of  US$2,000,000;

          ii) Make advance net smelter returns royalty payments of US$25,000 on July 8, 2000 and on July 8 of each of the following nineteen years;

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

4.   MINERAL  PROPERTIES  (cont'd  )

          iii) Incur expenditures totalling US$150,000 by July 9, 2000. Subsequently, the work commitment obligation will increase by $50,000 each year until the Company commences commercial production; and

          iv) Make advance net smelter returns royalty payments of US$3,000 on May 14, 2000, $5,000 on May 14, 2001, 2002 and 2003 and $10,000
               on  May  14  of  each  of  the  following  fifteen  years.

     TITLE  TO  MINERAL  PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of may mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

5.   DEFERRED  EXPLORATION  COSTS

===============================================================================================
                                        British
                                       Columbia    Nevada    Vietnam       1999         1998
-----------------------------------------------------------------------------------------------

Balance, beginning of year             $ 422,682  $481,502  $ 154,129   $1,058,313   $  601,569
                                       ---------  --------  ----------  -----------  ----------

Assaying and sample preparation                -    17,064          -       17,064       24,736
Field expenditures                             -     4,702        126        4,828       22,287
Field labour costs                             -    22,864          -       22,864       59,268
Geological consulting                          -   152,694          -      152,694      293,931
Report preparation and mapping                 -    11,554          -       11,554        5,289
Travel                                         -    15,760         27       15,787       51,233
                                       ---------  --------  ----------  -----------  ----------

Expenditures incurred during the year          -   224,638        153      224,791      456,744
Written-off during the year                    -         -   (154,282)    (154,282)           -
                                       ---------  --------  ----------  -----------  ----------

                                               -   224,638   (154,129)      70,509      456,744
                                       ---------  --------  ----------  -----------  ----------

Balance, end of year                   $ 422,682  $706,140  $       -   $1,128,822   $1,058,313
===============================================================================================

     During fiscal year 1997, the Company incurred exploration expenditures in advance of entering into an option agreement to acquire a property in Mexico. Management of the Company made a decision that this property would not be economically viable and consequently, all related costs totaling $177,476, were written-off.

6.   INVESTMENTS

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation, a company listed on the Alberta Stock Exchange, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year, the Company reclassified this investment as marketable securities in current assets. The Company wrote down its investment in Indico Technologies Corporation by $374,526 to its market value of $387,324.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

6.   INVESTMENTS

     During the current year, the Company acquired 240,000 common shares of Puresource, Inc., a private company incorporated in the State of Washington, United States for $146,450.

7.   CAPITAL  STOCK

====================================================================================
                                                              Number
                                                            of Shares      Amount
------------------------------------------------------------------------------------

Authorized
  Unlimited number of common shares without par value
  Unlimited number of preferred shares, issuable in series

Common shares issued
  As at November 30, 1996                                    8,950,000  $ 2,643,319
    Subscriptions received in prior year                             -   (1,375,400)
    For cash - private placements, net of issuance costs     2,984,507    2,641,529
    For cash - exercise of options                             150,000       30,000
    For cash - exercise of broker's options                    100,000       10,000
                                                            ----------  ------------

  As at November 30, 1997                                   12,184,507    3,949,448
    For cash - exercise of options                             100,000       20,000
                                                            ----------  ------------

  As at November 30, 1998                                   12,284,507    3,969,448
    For cash - private placement                               535,000       80,250
    For cash - exercise of options                              20,000        4,000
    For finder's fee                                            53,500            -
                                                            ----------  ------------

  As at November 30, 1999                                   12,893,007  $ 4,053,698
====================================================================================

     The following incentive stock options and share purchase warrants were outstanding at November 30, 1999:

===================================================
            Number    Exercise
           of Shares    Price       Expiry Date
---------------------------------------------------

Options:     100,000  $    0.15  September 11, 2001
             192,500       0.20  September 11, 2001
              10,000       0.15  February 27, 2002
              25,000       0.15  May 8, 2002
              30,000       0.15  May 12, 2002
              75,000       0.45  June 10, 2003
             210,000       0.15  June 10, 2003
             565,950       0.17  June 1, 2004

Warrants:    535,000      0.179  September 29, 2001
===================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

8.   RELATED  PARTY  TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a)   The  Company  paid  $123,954  (1998  -  $218,563;  1997 - $180,662) to directors or companies controlled by directors for geological services which have been capitalized to mineral properties or expensed as property investigation costs.


     b) The Company paid $55,000 (1998 - $26,000; 1997 - $Nil) in consulting fees included in shareholder communications to a director of the Company.

     Amounts due to or from affiliated companies are non-interest bearing, with no fixed terms of repayment.


9.   INCOME  TAXES

     The Company has not recorded potential future income tax benefits for $690,513 of Canadian operating losses which expire as follows:


          2002              $  10,976
          2003                 96,154
          2004                 68,591
          2005                180,596
          2006                334,196
                           ----------

                           $  690,513
                           ==========

     Subject to certain restrictions, the Company has further exploration expenditures available to reduce Canadian taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these consolidated financial statements.

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     i)   Stock  Based  Compensation


          The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

          For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 1999, compensation expense totalling $228,422 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

=====================================================
                           1999      1998      1997
-----------------------------------------------------

Risk free interest rate     5.50%     5.94%     6.62%
Expected life            5 years   5 years   5 years
Expected volatility          147%    87.21%    91.05%
Expected dividends             -         -         -
=====================================================

     The following is a summary of the status of stock options outstanding at November 30, 1999:

========================================================================
                           Outstanding  Options     Exercisable  Options
                           --------------------     --------------------
                            Weighted
                            Average     Weighted              Weighted
                           Remaining     Average               Average
Range of                  Contractual   Exercise              Exercise
Exercise Prices  Number   Life (Years)    Price     Number      Price
------------------------------------------------------------------------

0.15 - 0.20  1,133,450           3.48  $    0.17  1,133,450  $    0.17
0.45    75,000                   3.50       0.45     75,000       0.45
========================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     Following is a summary of the stock based compensation plan during 1999, 1998 and 1997:

==================================================================================
                                                                         Weighted
                                                                          Average
                                                              Number     Exercise
                                                             of Shares     Price
----------------------------------------------------------------------------------

Outstanding and exercisable at December 1, 1996                892,500   $    0.31
  Granted                                                      435,000        0.82
  Exercised                                                   (150,000)       0.20
  Forfeited                                                   (100,000)
                                                            -----------

Outstanding and exercisable at November 30, 1997             1,077,500   $    0.55
                                                            -----------  ---------

Weighted average fair value of options granted during 1997        $     0.68
                                                                  -----------

Outstanding and exercisable at December 1, 1997              1,077,500   $    0.55
  Granted                                                      600,000        0.45
  Exercised                                                   (100,000)       0.20
  Forfeited                                                   (370,000)       0.80
                                                            -----------

Outstanding and exercisable at November 30, 1998             1,207,500   $    0.36
                                                            -----------  ---------

Weighted average fair value of options granted during 1998        $     0.49
                                                                  -----------

Outstanding and exercisable at December 1, 1998              1,207,500   $    0.36
  Granted                                                      565,950        0.17
  Exercised                                                    (20,000)       0.20
  Forfeited                                                   (545,000)       0.39
                                                            -----------

Outstanding and exercisable at November 30, 1999             1,208,450   $    0.19
                                                            -----------  ---------

Weighted average fair value of options granted during 1999         $     0.38
==================================================================================

     ii)  Loss  per  share

          Under Canadian generally accepted accounting principles the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

          Under U.S. generally accepted accounting principles basic earnings per share is calculated using the weighted average number of shares outstanding during the year, as well as including any common stock equivalents which may be outstanding. This weighted average number of common shares outstanding includes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. Basic loss per share is calculated using only the weighted average number of common shares outstanding because to include common stock equivalents would be anti-dilutive.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     iii) Income  taxes

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

     iv)  Mineral  properties

          Under Canadian generally accepted accounting principles, the mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have commercially mineable deposits but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalisation of all exploration, development and acquisition costs commences once the Company identifies commercially mineable deposits that relate to specific properties.

          Under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management of a company is required to review the net carrying value of each property on a regular basis. Estimated future net cash flows from each property are calculated using estimates of commercially mineable deposits. Reductions in the carrying value of each property would be recorded to the extent that the Company's carrying value in each property exceeds its estimate of future discounted net cash flows. Currently, SFAS 121 is not applicable as the Company has no commercially mineable deposits.

     v)   Trading  securities  and  available-for-sale  securities

          Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

          Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for marketable securities are included in earnings. Unrealized holding gains and losses for long-term investments are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

          The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 6) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the current year, this investment was reclassified as marketable securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, is included in earnings.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     vi)  Recent  accounting  pronouncements

          In June 1997, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" were issued. SFAS No. 130 addresses standards for reporting and display of comprehensive income and its components and SFAS No. 131 requires disclosure of reportable operations segments. Both statements were effective for the Company's 1998 fiscal year. These pronouncements have not materially affected the Company's financial statements.

          In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

          In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company does not anticipate that the adoption of this statement will have a significant effect on its financial statements.

          In March 2000, the Canadian Institute of Chartered Accountants issued accounting guideline AcG-11 "Enterprises in the Development Stage" which provides guidance for recognition, measurement, presentation and disclosure by enterprises in the development stage. AcG-11 is effective for all fiscal periods beginning on or after April 1, 2000. The Company has not determined what effect AcG-11 will have on it financial statements in relation to the accounting treatment of mineral properties and deferred exploration costs.

          The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period would be as follows:

====================================================================================================================
                                                                   Cumulative
                                                                Amounts  from
                                                                  October  7,
                                                                     1994  to        Year  Ended  November  30,
                                                                 November 30,   ------------------------------------
                                                                     1999           1999         1998        1997
--------------------------------------------------------------------------------------------------------------------

Loss for the period as reported                                 $  (1,418,297)  $  (899,836)  $(228,802)  $(201,105)
Less: Compensation expense on granting of stock options              (228,422)     (120,471)    (40,742)    (63,429)
     Acquisition of mineral properties                               (946,187)      (97,106)   (166,902)    (50,433)
     Deferred exploration costs                                    (1,460,580)     (224,791)   (456,744)   (779,045)

Add:  Write-off of mineral properties and deferred costs under
Canadian generally accepted accounting principles                     364,658       187,182           -     177,476
                                                                --------------  ------------  ----------  ----------

Loss for the period in accordance with United States generally
     accepted accounting principles                             $  (3,688,828)  $(1,155,022)  $(893,190)  $(916,536)
====================================================================================================================

Basic loss per share for the period in accordance with
 United States generally accepted accounting principles                         $     (0.09)  $   (0.07)  $   (0.09)
====================================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

==================================================================================================
                                                              1999          1998          1997
--------------------------------------------------------------------------------------------------

Deficit, as reported                                      $(1,418,297)  $  (518,461)  $  (289,659)
                                                          ------------  ------------  ------------

Cumulative compensation expense                              (228,422)     (107,951)      (67,209)
Mineral property acquisition costs expensed under
  United States generally accepted accounting principles     (913,287)     (849,081)     (682,179)
Deferred exploration costs expensed under United States
  generally accepted accounting principles                 (1,128,822)   (1,058,313)     (601,569)
                                                          ------------  ------------  ------------

                                                           (2,270,531)   (2,015,345)   (1,350,957)
                                                          ------------  ------------  ------------

Deficit in accordance with United States generally
  accepted accounting principles                          $(3,688,828)  $(2,533,806)  $(1,640,616)
==================================================================================================

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

==========================================================================================================
                                                                                    Deficit
                                              Share  Capital     Unrealized     Accumulated
                                         ----------------------     Loss on     Exploration
                                            Number                  Holding     During  the
                                         of Shares     Amount     Investment          Stage         Total
----------------------------------------------------------------------------------------------------------

Shareholders' equity as reported
  November 30, 1997                      12,184,507  $3,949,448  $         -   $   (289,659)  $ 3,659,789

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                      -           -            -       (682,179)     (682,179)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                  -           -            -       (601,569)     (601,569)

Compensation expense on granting of
  stock options                                   -      67,209            -        (67,209)            -
                                         ----------  ----------  ------------  -------------  ------------

Shareholders' equity in accordance with
United States generally accepted
  accounting principles at
  November 30, 1997                      12,184,507  $4,016,657  $         -   $ (1,640,616)  $ 2,376,041
==========================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

==========================================================================================================
                                                                                    Deficit
                                              Share  Capital     Unrealized     Accumulated
                                         ----------------------     Loss on     Exploration
                                            Number                  Holding     During  the
                                         of Shares     Amount     Investment          Stage         Total
----------------------------------------------------------------------------------------------------------

Continued . . .


Shareholders' equity as reported
  November 30, 1998                      12,284,507  $3,969,448  $         -   $   (518,461)  $ 3,450,987

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                      -           -            -       (849,081)     (849,081)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                  -           -            -     (1,058,313)   (1,058,313)

Unrealized holding loss on investment             -           -      (43,540)             -       (43,540)

Compensation expense on granting of
  stock options                                   -     107,951            -       (107,951)            -
                                         ----------  ----------  ------------  -------------  ------------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 1998                      12,284,507  $4,077,399  $   (43,540)  $ (2,533,806)  $ 1,500,053
                                         =================================================================


Shareholders' equity as reported
  November 30, 1999                      12,893,007  $4,053,698  $         -   $ (1,418,297)  $ 2,635,401

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                      -           -            -       (913,287)     (913,287)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                  -           -            -     (1,128,822)   (1,128,822)

Compensation expense on granting of
  stock options                                   -     228,422            -       (228,422)            -
                                         ----------  ----------  ------------  -------------  ------------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 1999                      12,893,007  $4,282,120  $         -   $ (3,688,828)  $   593,292
==========================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  1999

================================================================================

11.  CONTINGENCY

     ENVIRONMENTAL  REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors, and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

12.  SUPPLEMENTAL  DISCLOSURES  WITH  RESPECT  TO  THE  STATEMENTS OF CASH FLOWS

===========================================================================================
                                    Cumulative
                                       Amounts
                                          From
                                   October  7,
                                      1994  to            Year  Ended  November  30,
                                  November 30,   ------------------------------------------
                                      1999           1999           1998           1997
                                                 -------------  -------------  ------------

CASH PAID DURING THE PERIOD FOR:
  Interest                        $           -  $           -  $           -  $          -
  Income taxes                                -              -              -             -

     Since inception of the exploration stage, the Company has issued a total of 3,053,500 common shares for non-cash consideration as follows:

================================================================================
                     Number
Year                of Shares       Amount       Consideration
--------------------------------------------------------------------------------
1999                   53,500      $      -      Finder's fee
1996                3,000,000       600,000      Acquisition of mineral property
================================================================================

13.  SUBSEQUENT  EVENTS

     Subsequent  to  November  30,  1999:

     a) The Company granted incentive stock options enabling the holders to acquire up to 200,000 common shares at $0.24 per share to February 10, 2005.

     b) The Company re-priced 25,000 incentive stock options, outstanding at year end, from $0.45 per shares to $0.24 per share.

     c) The Company issued 292,500 common shares for total proceeds of $55,500 pursuant to the exercise of incentive stock options.