Form 20-F/A
period 2000-11-30
TRIBAND RESOURCE CORP
filed 2001-09-04
CIK 1077640

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A

(Mark  One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    November 30, 2000


                         Commission file number 0-29986


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 Alberta, Canada

                 (Jurisdiction of incorporation or organization)

                   659A Moberly Road, Vancouver, B.C., V5Z 4N2

                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class           Name of each exchange on which registered

___Common Shares Without Par Value___     ________CDNX, NASDAQ OTCBB________

-------------------------------------     ----------------------------------

Securities  registered or to be registered pursuant to Section 12(g) of the Act.

              __________Common Shares Without Par Value___________
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 13,886,457

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                         X   Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                         X   Item 17     Item 18
                                  Index to Exhibits found on page 37

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

                             2000     1999    1998   1997   1996   1995   1994

Rate at end of Period       $0.6678  $0.6862  $0.65  $0.70  $0.74  $0.74  $0.73

Average Rate During Period  $0.6579  $0.6718  $0.68  $0.72  $0.73  $0.73  $0.73

High Rate                   $0.6695  $0.6535  $0.63  $0.70  $0.72  $0.70  $0.72

Low Rate                    $0.6411  $0.6890  $0.71  $0.75  $0.75  $0.75  $0.76


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

SILICIFICATION                the  introduction  of  or  replacement  by  silica

THALLIUM                      a  chemical  element,  chemical  symbol  Tl

ULTRAMAFICS                   group  of  igneous  rocks  containing  very  small
                              amounts of silica and large amounts of magnesium and iron

VESICULAR  BASALT  FLOWS      a  surface  flow  of  dark  gray volcanic rocks of
                              mafic composition with open voids from gas bubbles

ZN                            chemical  symbol  for  zinc

                                TABLE OF CONTENTS


                                     PART I
                                                                            PAGE


ITEM 1   Identy of Directors, Senior Managment and
Advisors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

ITEM 2    Offer Statistics and Expected Timetable
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

ITEM 3    Key Information . . . . . . . . . . . . . . . . . . . . . . . . .  7

ITEM 4    Information on the Company
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

ITEM 5    Operating and Financial Review and Prospects
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

ITEM 6    Directors, Sendior Managment and Employees. . . . . . . . . . . .  28

ITEM 7    Major Shareholders and Related Party Transactions
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

ITEM 8    Financial Information . . . . . . . . . . . . . . . . . . . . . .  33

ITEM 9    The Offer and Listing . . . . . . . . . . . . . . . . . . . . . .  33

ITEM 10   Additional Information. . . . . . . . . . . . . . . . . . . . . .  34

ITEM 11   Quatitative and Aualitative Disclosures About Market Risk
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

ITEM 12   Description of Securities Other than Equity Securities
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

                                    PART II

ITEM 13   Defaults, Dividend Arrearas and Delinquencies
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
ITEM 14   Material Modifications to the rights of Security
Holders and Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . .  36

                                    PART III


ITEM 17  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  36
ITEM 18 Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .  37
ITEM 19  Financial Statements and
Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

ITEM  1.   IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS


Directors,  Officers,  Senior  Management

Gary Freeman, Vancouver, BC, President and director of Triband Resource Corporation.

Jerry  F.  Pogue,  Vancouver,  BC,  Director  of  Triband  Resource  Corporation

Shalom  (Sam)  Szajman,  Vancouver, BC, Director of triband Resource Corporation

Michael  Bartlett,  Miami  Florida,  Director  of  Triband  Resource Corporation

William  R.  Green,  Portland,  Oregon, Director of Triband Resource Corporation

ADVISORS

The Company's principal bankers are the Bank of Montreal, Main Branch, 595 Burrard Street, Vancouver, BC.

The Company's legal advisors are McCullough O'Connor & Irwin, Suite 1100, 888 Dunsmuir Street, Vancouver, BC, and Erwin Thomson, LLP, One East Liberty, Suite 424, Reno, Nevada, 89504 and Harris, Mericle & Wakayama, Seattle Washington.

AUDITORS

The Company's Auditors are Davidson & Company, Chartered Accountants, 12th Floor, 609 Granville St., Vancouver, BC

ITEM  2.   OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not  Applicable



ITEM  3.   KEY  INFORMATION

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

         SELECTED  FINANCIAL  DATA

                                             SELECTED FINANCIAL DATA (CANADIAN GAAP)

                                              YEAR         YEAR         YEAR        YEAR        YEAR       YEAR
                                              ENDED        ENDED       ENDED       ENDED       ENDED      ENDED
                                            2000 ($)     1999 ($)     1998 ($)    1997 ($)    1996 ($)   1995 ($)

Revenues                                            -            -           -           -           -         -
Exploration Expenses                          176,563    2,237,244      76,246     177,476      50,059         -
Depletion, Depreciation and Amortization        4,376          212       2,247       6,348           -         -
General and Administrative Expenses           280,157      283,430     370,236     138,234      43,833     6,202
Other Income                                  194,209       11,818     219,927     120,953       8,043     3,497
Net Income (Loss)                          (1,459,273)    (899,836)   (228,802)   (201,105)    (85,849)   (2,705)
Per Share                                       (0.11)       (0.07)      (0.02)      (0.02)      (0.02)    (0.01)
Working Capital                               160,558      445,643     771,374   2,361,228   1,923,019   225,743
Deferred Exploration Expenses               1,197,295    2,042,109   1,907,394   1,283,748     631,746         -
Other Assets                                   27,565      147,649     772,219      14,813           -         -
Long-Term Liabilities                               -            -           -           -           -         -
Shareholders Equity                         1,396,861    2,635,401   3,450,987   3,659,789   2,554,765   225,743


                                                SELECTED FINANCIAL DATA, US GAAP

                                                YEAR         YEAR        YEAR        YEAR        YEAR      YEAR
                                                ENDED        ENDED       ENDED       ENDED       ENDED     ENDED
                                                2000         1999        1998        1997        1996      1995

Revenues                                            -                        -           -           -         -
Exploration Expenses                          413,538      371,959     697,695     829,478     681,805         -
Depletion, Depreciation and
Amortization                                    4,376          212       2,247       6,348           -         -
General and Administrative Expenses           704,826      403,901     410,236     138,234      43,833     6,202
Other Income                                        -       11,818     219,927     120,953       8,043     3,497
Basic Net Income (Loss)                    (1,090,823)  (1,155,022)   (893,190)   (916,536)   (721,375)   (2,705)
Per Share                                       (0.08)       (0.09)      (0.07)      (0.09)      (0.18)    (0.00)
Working Capital                               160,558      445,643     771,374   2,361,228     547,619   225,743
Deferred Exploration Expenses                       -            -           -           -           -         -
Other Assets                                   27,565      147,649     728,679      14,813           -         -
Long-Term Liabilities                               -            -           -           -           -         -
Shareholders Equity                           155,243      593,292   1,500,053   2,376,041   1,923,019   225,743


CERTAIN  RISKS  OF  OPERATION
-----------------------------

The Corporation's business is subject to a number of material risks which may affect its future financial performance, including risks customarily encountered by early-stage mining companies.

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

The  Corporation  has  limited  financial  resources,  with  no  assurance  that sufficient funding will be available to it for future exploration and development or to fulfill its obligations under current agreements. There is no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. The Corporation's accumulated  deficit  as  at  November  30,  2000  was  $2,758,685.
                                                        ----------

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

PRICE  FLUCTUATIONS,  SHARE  PRICE  VOLATILITY

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation's Common Shares traded between $0.17 and $1.48 in 1996, between $0.56 and $1.60 in 1997, and between $0.23 and
$0.64 in 1998 and between $0.19 and $1.09 in 1999 and between $0.75 and $0.13 in
2000. No assurances can be made that the Corporation's share price and volume will not continue to fluctuate materially.

SIGNIFICANT  UNCERTAINTIES

The Corporation currently does not have any producing mineral properties but is seeking mineral property prospects. These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties. There is no assurance that the Corporation can raise the additional funds necessary to complete the development work and, if warranted, bring the property into production. There is also no assurance that the property will prove to be profitable if it is brought into production.

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

The Corporation is in compliance with all applicable environmental laws and regulations in Nevada, USA, and British Columbia, Canada

ITEM  4     INFORMATION  ON  THE  COMPANY

NAME  AND  INCORPORATION

Triband Resource Corporation (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation. The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of November 30, 1999, its fiscal year end there were 12,893,007 Common Shares issued and outstanding and no preferred shares issued and outstanding; there are 13,886,457 Common Shares issued and outstanding as of May 30, 2000.

The registered office of the Corporation is located at 1600 Canada Place, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2Y3 and the head office of the Corporation is located at 659A Moberly Road, Vancouver, British Columbia, V5Z 4N2 (604) 331-0096. The Corporation has one wholly owned, direct subsidiary:
Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997. The registered office of Triband Resource US Inc. is located at 1 East Liberty Street, Suite #424, Reno, Nevada.



INTERCORPORATE  RELATIONSHIPS

--------------------------------------------------------------------------------
|                         TRIBAND RESOURCE COPRORATION                         |
|                                                                              |
|                               (ALBERTA, CANADA)                              |
--------------------------------------------------------------------------------
                                        |
                                        |
                                      100%
                                        |
                                        |
--------------------------------------------------------------------------------
|                          TRIBAND RESOURCE U.S., INC.                         |
|                                                                              |
|                                   (NEVADA)                                   |
--------------------------------------------------------------------------------

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

Prior to August 22, 1996, the Corporation conducted no business operations of any kind other than those acts consistent with the Corporation's attempts to acquire commercially viable business interests in the natural resource industry. During the three preceding fiscal years the Corporation has pursued its operations through the acquisition and exploration of mineral properties in Canada, Vietnam and the United States. Presently, the Corporation's principal mineral properties, all of which are in the exploration stage, are located in British Columbia, and Nevada,.

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

The table below illustrates the Corporation's expenditures on development and exploration activities for the last five fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A major difference under Canadian generally accepted accounting principals is that the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Except as stated above and explained in Note 10 of the Corporation's financial statements, the figures below are consistent with U.S. GAAP.

                             2000     1999     1998     1997     1996   1995

General Exploration         176,563   50,062   76,246       -   50,059     -

Mineral Properties          413,538   97,106  166,902   50,433  31,746     -

Deferred                    783,717  224,791  454,547  779,045      -      -
     Exploration
     Costs

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

CHANGE  OF  BUSINESS

In April 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business.

Subsequent to the year ended November 30th, 2000, on February 14th, 2001, the Company announced that it had entered into prelimnary discussions with Via Vis Technologies Inc., whereby Triband Resource Corporation would acquire all of the issued and outstanding shares of Via Vis Technologies Inc., in exchange for the issuance of 41,500,000 shares of Triband Resource Corporation.

On March 27th, 2001, Triband Resource Corporation announced that it had opted not to proceed with the Via Via Technologies Inc. acquisition. There were no costs relating to this acquisition.

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

Effective August 19,1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of Claifornia, USA. As consideration, Puresource was issued 3,000,000 shares of clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totalling $1,642,850 (US$1,000,000).

Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. During the current year, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis.

Consurrently, the investment in shares of Puresource has been written down by $145,449 to a nominal value of $1. The balance of the investment will be written off in the financial statements at the date of formal wind up and dissolution of the coporation.

WHISKY  CANYON

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

WHISKY  CANYON  PROPERTY  -  LANDER  COUNTY,  NEVADA,  USA

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

Under the Mining Lease and Option Agreement, the Corporation paid and has agreed to pay to St. George Metals the following minimum payments which will be advance payment of a net smelter returns production royalty payable to St. George Metals ("Royalty"):


                                                                  PAYMENT AMOUNT
         DATE                                                        (US$)

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

                    Date                 Payment  Amount  (US$)
                    ----                 ----------------------

               July  7,  2000                 $      5,000
               July  7,  2001                       15,000
               July  7,  2002                       15,000
               July  7,  2003                       20,000
               July  7,  2004                       25,000
               July  7  each year thereafter        50,000

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

               On  or  before               Work  Commitment  (US$)
               --------------               -----------------------

               July  7,  2001                   $      15,000
               July  7,  2002                          15,000
               July  7,  2003                          20,000
               July  7,  2004                          25,000
               July  7  each year thereafter           50,000

The  claims  acquired  by  the  Company  are  as  follows:

                                             Lot or Mineral
Claim Name          Patent Date  Patent No.    Survey No.
------------------  -----------  ----------  --------------

Betty O'Neal          4/23/1892       20955          Lot 51
Betty O'Neal South    4/23/1892       20956          Lot 52
Chloride              4/23/1892       20954          Lot 50
Chloride              6/25/1884        9448          Lot 45
Defiance             11/15/1877        2557          Lot 37
Defiance No. 2        6/25/1884        9449          Lot 42
Dusang               12/28/1895       26390          Lot 43
Eagle                11/15/1877        2558          Lot 38
Grove                 6/25/1884        9447          Lot 44
Henry Logan          12/28/1895       26389          Lot 40
Highland Chief         2/6/1892       19601         Lot 41A
Monitor              11/14/1877        2553          Lot 39
Record                 2/6/1895       25252          Lot 55
Ruby Silver           7/30/1924      942249            4570
Ruth                  7/30/1924      942249            4570
Valley View           7/30/1924      942249            4570
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

ITEM  5.   OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Corporation is involved in mineral exploration activities in Nevada, USA. To date, it has no revenue from operations. Expenditures related to mineral exploration are capitalized and corporate overhead generated items are expensed. Exploration and overhead expenditures fluctuate depending on the exploration stage of the Corporation's various projects and on the amount of available working capital. The Corporation is not restricted in its ability to transfer funds to its subsidiaries.

On November 28, 1997, the Corporation acquired three exploration licenses in the Bac Giang Province in Vietnam. The Corporation satisfied the minimum exploration expenditures required on this project during the first year of the licenses; however, because of the unsatisfactory results of the Corporation's exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government, the Corporation decided not to expend any further amounts on this project. As of February 28, 1999, the end of the Corporation's first quarter, the Corporation wrote off $154,129 and abandoned the Bac Giang Project. The Corporation's abandonment and write-off of the Bac Giang Project was disclosed to its shareholders, the regulatory authorities and the public when its first quarter financial statements were released on April 29, 1999. The Corporation therefore has no further activities in Vietnam at this time.

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

RESULTS  OF  OPERATIONS
-----------------------

RESULTS  OF  OPERATION

The net loss for the nine months ended November 30, 2000 was $2,758,685 or $0.10 per share in comparison with $1,418,297 or $0.07 per share for the same period last year. The increase in loss is due to the write off of exploration costs of the Standard Creek property and the the write off of mineral properties.

YEAR  ENDED  NOVEMBER  30,  2000

Net loss for the year ended November 30,2000 under Canadian GAAP was $1,459,273 as compared to $899,836 for the year ended November 30, 1999. The increase in losses was mainly due to write-off of mineral properties for $632,326, deferred exploration costs for $433,928.

Net loss for the year ended November 30, 2000 under US GAAP was $1,090,823 (1999 - $1,115,022; 1998 - $893,190; 1997 - $893,190; 1996 - $721,,371). The
comparison  of  loss  per  Canadian  GAAP  was  calculated  as  follows:

                               2000        1999       1998      1997      1996     1995
Loss for the year per
Canadian GAAP               $1,459,273  $  889,836  $228,802  $201,105  $ 85,849  $2,705

Compensation expense on
Granting Stock Options (1)  $  476,404

Acquisition of Mineral
Properties(2)               $  132,577  $  120,471  $ 40,742  $ 63,429  $  3,780       -

Deferred Exploration
Costs (2)                   $   88,823  $   37,609  $456,744  $601,569
                            ----------  ----------  --------  --------  --------  ------

Loss for the year
Under US GAAP               $1,090,823  $1,155,022  $893,190  $916,536  $721,375  $2,705
                            ==========  ==========  ========  ========  ========  ======

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

Totasl assets of the Coporation decreased from $2,657,747 as at November 30, 1999 to $1,396,86 as at November 30, 2000. During the year, the Corporation received $488,027 from the sale of marketable securities and $110,290 from exercise of stock options.

In 2000, the Corporation expanded a total of $413,538 on exploration programs on the Whisky Canyon, Iowa, and Bet properties in Nevada as compared to $224,638 in 1999.

YEAR  ENDED  NOVEMBER  30,  1999

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


The Corporation has made one commitment for capital expenditures for the remainder of the fiscal year. The capital expenditure will be made on the Whisky Canyon Property. Under the terms of the Mining Lease and Option Agreement, the Corporation agreed to pay St. George Metals at total of $150,000 USD in exploration expenditures by July 9, 2000. These funds were paid from the Corporation's general working capital.

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

Year  Ended  November  30,  2000

During the year ended November 30, 2000, The corporation used $219,088 of its cash resources for operating activities and $153,017 in its investing activities. Included in the investing activities was $132,577 for mineral properties, $88,823 for exploration costs, and $98,950 in costs incurred in investigating potential investments. These activities were funded by the initial cash balance on had at the beginning of the year plus funds raised during the year. During the year, the Corporation received $110,290 from the exercise of stock options. As a result the Corporation had a negative cash flow of $1,459,273 and a cash balance of $128,622 as at November 30, 2000.

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

SIGNIFICANT  UNCERTAINTIES

The Corporation currently does not have any producing mineral properties but is seeking mineral property prospects. These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties. There is no assurance that the Corporation can raise the additional funds necessary to complete the development work and, if warranted, bring the property into production. There is also no assurance that the property will prove to be profitable if it is brought into production.


ITEM  6.   DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

The following table sets forth the names and addresses of each of the directors and officers of the Corporation, their principal occupations and their respective date of commencement of their term with the Corporation. All directors and officers hold office until the next annual general meeting of shareholders of the Corporation or until successor be appointed.

                                                                                         NUMBER OF
                                                                                     COMMON SHARES OF
                                                                                      THE CORPORATION
                                                                                    BENEFICIALLY OWNED
           NAME,                                                                       OR DIRECTLY/      PERCENTAGE OF
MUNICIPALITY OF RESIDENCE             PRINCIPAL OCCUPATION DURING THE PAST FIVE         INDIRECTLY        ISSUED SHARE
AND POSITION WITH CORPORATION                           YEARS                       CONTROLLED (2) (3)    CAPITAL (3)
GARY FREEMAN                       President and Director of Triband Resource                  nil                  nil
Vancouver, British Columbia        Corporation from March, 2000 to present.
Canada                             Mr. Freeman has been in the investment
President and Director             community for over 18 years and has been
                                   responsible  for the financing of many public
                                   companies,  such  as  Lion  Lake  Resources,
                                   Palmer  Resources and Indico Technologies. He
                                   has  worked  in  the  development  and  the
                                   structuring  of  projects  from early stages.
                                   Mr.  Freeman  began  working  with Triband in
                                   1996  and  had  worked  as  project  co-
                                   coordinator  on  a  contract  basis.


JERRY G. POGUE  (1)                Past President of Triband Resource                          209,305            1.5%
Vancouver, British Columbia        Corporation.  Mr. Pogue is a self-employed
Canada                             business consultant and has been a financier
Director                           since 1994.  Mr. Pogue was previously the
                                   President,  CEO,  Chairman  and a Director of
                                   Palmer  Resources  Ltd.  from  May,  1996  to
                                   February,  1999;  Prior  to  1994  was  a
                                   Registered  Representative  with  National
                                   Securities  Corp., Seattle, WA, USA from 1981
                                   to  1993

SAM SZJMAN                         Director and Corporate Secretary of the                     Nil                  N/A
Vancouver, British Columbia        Company since March, 2000.  Independent
Canada                             Corporate Finance Consultant from 1995 to
Corporate Secretary and Director   present; Director and Vice-President, Legal
                                   Affairs of First Continental Bancorp., a
                                   private specialized commercial, asset-based
                                   finance company from 1996 to 1999

MICHAEL BARTLETT                   President and Owner of Leisure Capital &                    Nil                  N/A
Florida, USA                       Management  Inc.,  a  company  which
Director                           specializes in the pre-development, start-ups
                                   in innovative strategic, conceptual, economic
                                   and financial solutions from 1989 to present;
                                   from 1998 director, chairman and President of
                                   Indico  Technologies  Corporation,  a  public
                                   company  trading  on  the  Canadian  Venture
                                   Exchange;  from  1996 to present, President &
                                   CEO of Creative Entertainment & Technologies,
                                   Inc.,  a  public  company  trading  on  the
                                   Canadian  Venture Exchange; from January 1996
                                   to  1995  President  and  CEO  of  National
                                   Maritime  Authority

WILLIAM R. GREEN (1)               Mr. Green is responsible for the Company's                  Nil                  N/A
                                   mineral  exploration  projects  in  Nevada.
                                   President, Chairman and Director from 1996 to
                                   present  of  Mines  Management Inc., a public
                                   company  which  trades  on  the  NASD's  OTC
                                   Electronic  Bulletin  Board;  President  and
                                   Director  of  Maya  Gold  Limited,  a  public
                                   company  listed  on  the  Canadian  Venture
                                   Exchange  from  1998  to  present;  Vice-
                                   President  and Director of Petromin Resources
                                   Ltd., a public company listed on the Canadian
                                   Venture  Exchange  from  1991  to  present;
                                   Vice-President  and  Director  of  Yamana
                                   Resources,  a  public  company  listed on the
                                   Toronto  Stock  Exchange  from  1994  to 1995


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


(3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 209,305 Common Shares of the Corporation, representing 1.5% of the total issued and outstanding Common Shares of the Corporation as at May 31, 2001.


MANAGEMENT

At the annual general meeting on March 24, 2000, Gary Freeman and William R. Green were elected as directors of the Company. On the same date, Gary Freeman was appointed as President replacing Jerry Pogue who retired and Sam Szajman appointed as Corporate Secretary.

Gary Freeman provides his services as President to the Company on a full time basis. The Company has no other full or part time employees and hires consultants on an as needed basis.

INVESTOR  RELATIONS

In March 2000, the Company entered into an agreement with Barry Kaplan Associates of New Jersey to provide investor relations services to a period of one year at a fee of US$5,000 per month plus expenses. The Company terminated the above agreement in August 2000.


COMPENSATION  OF  DIRECTORS  AND  OFFICERS

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of November 30, 2000, the Chief Executive Officer and the other four most highly-compensated executive officers of the Corporation (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

                                       SUMMARY COMPENSATION TABLE
                                       --------------------------

                                  Annual Compensation                        Long Term Compensation
                       ----------------------------------------  ---------------------------------------------------
                                                                           Awards            Payouts
                                                                    Common       Restricted
                                                                 Shares Under    Shares or
                                                        Other      Options\      Restricted    LTIP      All other
Name and Principal       Fiscal      Salary    Bonus    Annual   SARs granted   Share Units   Payout   Compensation
Position                Year End      ($)       ($)      Comp         (#)           ($)         ($)         ($)
                                                         ($)
                       ----------  ----------  ------  --------  -------------  ------------  -------  -------------

Gary R. Freeman,       Nov 30/00   $  60,000   Nil     $ 30,000        350,000  Nil           Nil      Nil
Director, President

Jerry G. Pogue         Nov 30/00   $  51,250   N/A     N/A             225,000  N/A           N/A      N/A
Director,              Nov 30/99   $  55,000   Nil     Nil       Nil            Nil           Nil      Nil
                       Nov.30/98   $  46,000   Nil     Nil       Nil            Nil           Nil      Nil
                       Nov.30/97   Nil         Nil     Nil             100,000  Nil           Nil      Nil
                       Nov.30/96   Nil

William R. Green,      Nov 30/00                       $  6,787        100,000
Director

Michael Bartlett,      Nov 30/00                                       100,000
Director

Shalon (Sam)           Nov 30/00   $   1,400                           100,000
Szajmans, Director

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

Timothy J. Percival    Nov. 30/99  N/A         N/A     N/A       N/A            N/A           N/A      N/A
Former Director of a   Nov.30/98     151,973   Nil     Nil              25,000  Nil           Nil      Nil
 Subsidiary (4)        Nov.30/97     116,668   Nil     Nil              25,000  Nil           Nil      Nil
                       Nov.30/96   Nil         Nil     Nil       Nil            Nil           Nil      Nil

David L. Seymour       Nov.30/978        309   Nil     Nil              95,000  Nil           Nil      Nil
Former Director        Nov.30/97   Nil         Nil     Nil       Nil            Nil           Nil      Nil
(2)(3)                 Nov.30/96   Nil         Nil     Nil             100,000  Nil           Nil      Nil


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

PROPOSED  COMPENSATION
----------------------

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning December 1, 1999 as follows:

                                       MONTHLY                     YEARLY
                                         CDN.                       CDN.
       -------------------------------------------------------------------
       Gary Freeman                     $5,000                     $60,000

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the Canadian Venture Exchange.


ITEM  7.   MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

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

ITEM  8.   FINANCIAL  INFORMATION

See  Item  17

ITEM  9.   THE  OFFER  AND  LISTING

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

ITEM  10.   ADDITIONAL  INFORMATION

OPTIONS  TO  PURCHASE  SECURITIES  FROM  REGISTRANT  OR  SUBSIDIARIES

As at September 30, 2000, the Corporation has granted rights to purchase or acquire an aggregate of 1,760,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed below. The closing market price of the Common Shares on November 30, 2000 as traded on the Canadian Venture Exchange was $0.13.

OUTSTANDING  EMPLOYEE  AND  DIRECTOR  STOCK  OPTIONS  AS  AT  NOVEMBER  30, 2000
--------------------------------------------------------------------------------

                          NO. OF
                          COMMON                       EXERCISE                    MARKET VALUE
                      SHARES SUBJECT   DATE OF GRANT/    PRICE                      ON DATE OF
NAME OF OPTIONEES      TO OPTION (#)      REPRICED         $       EXPIRY DATE    GRANT/REPRICED
--------------------  ---------------  --------------  ---------  --------------  ---------------
Arthur S. Radtke (1)           35,000  June 10, 1998   $    0.45  June 10, 2003   $         4,900
Jerry Pogue                   100,000  June 1,1999     $    0.15  Sept. 11, 2001  $         2,000
Jerry Pogue                   125,000  April 4, 2000   $    0.52  April 4, 2005   $         1,875
Timothy Percival (1)           25,000  June 1, 1999    $    0.15  May  8,  2002   $           500
Timothy Percival (1)           25,000  June 10, 1998   $    0.15  June 10, 2003   $         1,000
Gary Freeman                  100,000  June 1, 1999    $    0.15  June 10, 2003   $         3,000
Gary Freeman                  350,000  April 4, 2000   $    0.52  April 4, 2005   $        59,500
Albert Wu                      25,000  Feb. 18, 2000   $    0.24  June 10, 2003   $         1,000
Michael Bartlett              100,000  Feb. 10, 2000   $    0.24  Feb. 10, 2005   $         6,000
Sam Szajman                   100,000  Feb. 10, 2000   $    0.24  Feb. 10, 2005   $         6,000
William R. Green              100,000  Feb. 22, 2000   $    0.31  Feb. 22, 2005   $         8,000
David Tenaglia                 60,000  Feb. 22, 2000   $    0.31  Feb. 22, 2005   $         4,800
Shelley Morgan                 40,000  Feb. 22, 2000   $    0.31  Feb. 22, 2005   $         3,200
Shelley Morgan                 40,000  April 4, 2000   $    0.52  April 4, 2005   $         6,800
      TOTAL                 1,225,000                                             $       125,450

(1)  Is  a  resident  in  the  United States and is engaged by the Corporation as a Geologist.

SHARE  ISSUANCES

All issuances of shares for the past three years are represented in the Company's financial statements incorporated by reference herein.

ARTICLES,  MEMORANDUM  AND  BY-LAWS  OF  THE  CORPORATION

The Memorandum and Articles of Incorporation, outlining all classes of shaes, shareholder rights, alteration of rights, privileges, directors' powers, borrowing powers of the directors and their ability to bind the corporation, sinking fund provisions, meetings of shareholders and shareholder rights in the event of liquidation of the Company's assets are attached as and Exhibit and are incorporated herein by reference.

There are currently no anti-takeover, poision pill or shareholder rights protections in the event of a takeover bid in place.

The Company currently does not pay dividends and has no plans to pay dividends in the near future.
Documents incorpoorated herein by reference may be viewed at the offices of the Company between the hours of 9:00 am to 5:00 pm Pacific Standard Time.

TAXATION

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

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Corporation belonged to the non-resident, (b) the person with whom the non-resident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

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


ITEM  11.   QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES ABOUT MARKET RISK

Not  Applicable.

ITEM  12.   DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  Applicable

                                     PART 11

ITEM  13.   DEFAULTS,  DIVIDEND  ARREARS  AND  DELINQUENCIES

Not  Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not  Applicable

ITEM  17.   FINANCIAL  STATEMENTS

The  following  financial  statements are attached and incorporated herein:

DESCRIPTION  OF  STATEMENT
--------------------------

Consolidated Balance Sheets, Statements of Loss and Deficit Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended November 30, 2000 and 1999


ITEM  18.   FINANCIAL  STATEMENTS

See  Item  17


ITEM  19.   EXHIBITS

FINANCIAL  STATEMENTS  AND  EXHIBITS

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

4.1     Mining Lease and Option Agreement between St. George Metals, Inc. and
        Triband Resource US Inc. dated June 29,1998                            *

4.2     Mining Lease Agreement between Brancote U.S. Inc., and Triband
        Resource US Inc. dated April 21, 1998.                                 *

4.3     Letter of Engagement dated February 18, 1997 between the Corporation
        and Timothy J. Percival.                                               *

4.4     Property Agreement dated February 9, 1996 between the Corporation and
        512026 B.C. Ltd.                                                       *

4.5 License Agreement dated November 28, 1997 between the Corporation and The Minister of Industries, Socialist Republic of Vietnam, Licenses No.
        2203/QD-DCKS.                                                          *

4.6 License Agreement dated November 28, 1997 between the Corporation and The Minister of Industries, Socialist Republic of Vietnam, Licenses
        No. 2204/QD-DCKS.                                                      *

4.7 License Agreement dated November 28, 1997 between the Corporation and The Minister of Industries, Socialist Republic of Vietnam,
        Licenses  No. 2208/QD-DCKS.                                            *


* The exhibits included in the Registrant's original Form 20-F are hereby incorporated by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIBAND  RESOURCE  CORPORATION



By: ____________________________
Gary  R.  Freeman,
President


Date: __________________________

                          TRIBAND RESOURCE CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)


                                NOVEMBER 30, 2000

DAVIDSON  &  COMPANY                 A Partnership of Incorporated Professionals
--------------------------------------------------------------------------------
--------------------------- Chartered Accountants ------------------------------




                                AUDITORS' REPORT




To  the  Shareholders  of
Triband  Resource  Corporation
(An  Exploration  Stage  Company)


We have audited the consolidated balance sheets of Triband Resource Corporation as at November 30, 2000 and 1999 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended November 30, 2000, 1999 and 1998, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations, changes in shareholders' equity and cash flows for the years ended November 30, 2000, 1999 and 1998, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.




                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

March  30,  2001

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

TRIBAND RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30

============================================================================================
                                                                     2000          1999
--------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                                      $   128,622   $    18,332
  Marketable securities (Note 6)                                           -       387,324
  Receivables                                                          9,986         1,314
  Due from affiliated companies                                            -        29,327
  Prepaid expenses                                                    21,950        31,692
                                                                 ------------  ------------

                                                                     160,558       467,989
CAPITAL ASSETS (Note 3)                                               11,483         1,199
MINERAL PROPERTIES (Note 4)                                          413,538       913,287
DEFERRED EXPLORATION COSTS (Note 5)                                  783,717     1,128,822
INVESTMENTS (Note 6)                                                  27,565       146,450
                                                                 ------------  ------------

                                                                 $ 1,396,861   $ 2,657,747
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                       $    38,810   $    22,346
  Due to affiliated company (Note 8)                                   5,562             -
                                                                 ------------  ------------

                                                                      44,372        22,346
                                                                 ------------  ------------

SHAREHOLDERS' EQUITY
  Capital stock (Note 7)
   Authorized
     Unlimited number of common shares without par value
     Unlimited number of preferred shares issuable in series
   Issued
     13,886,457 common shares (1999 - 12,893,007 common shares)    4,230,059     4,053,698
  Deficit accumulated during the exploration stage                (2,877,570)   (1,418,297)
                                                                 ------------  ------------

                                                                   1,352,489     2,635,401
                                                                 ------------  ------------

                                                                 $ 1,396,861   $ 2,657,747
===========================================================================================

NATURE  AND  CONTINUANCE  OF  OPERATIONS  (Note  1)

CONTINGENCY  (Note  11)

ON  BEHALF  OF  THE  BOARD:


____________________________ Director     ____________________________ Director

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Expressed  in  Canadian  Dollars)

======================================================================================================
                                                     Cumulative
                                                        Amounts
                                                           From
                                                    October  7,
                                                       1994  to        Year  Ended  November  30,
                                                   November 30,   ------------------------------------
                                                           2000       2000         1999        1998
------------------------------------------------------------------------------------------------------


GENERAL AND ADMINISTRATIVE EXPENSES
  Amortization                                    $      13,183   $     4,376   $     212   $   2,247
  Consulting fees                                       195,507        87,790      29,520      78,197
  Listing and transfer agent fees                        96,090        11,593      44,419       9,133
  Office                                                154,521        40,400      48,098      38,047
  Professional fees                                      88,938        14,495       8,720      23,390
  Property investigation                                176,563           196      50,062      76,246
  Rent                                                   77,458        13,049      19,084      44,125
  Salaries and benefits                                  80,308             -       5,085      75,223
  Shareholder communications                            362,980        74,107     128,356     101,538
  Travel                                                 61,718        34,151         148         583
                                                  --------------  ------------  ----------  ----------

                                                     (1,307,266)     (280,157)   (333,704)   (448,729)

INTEREST INCOME                                         194,209         7,424      11,818      90,122

GAIN (LOSS) ON FOREIGN EXCHANGE                         162,243        (3,154)    (12,056)    129,805

LOSS ON DISPOSAL OF CAPITAL ASSETS                       (4,186)            -      (4,186)          -

WRITE-OFF OF MINERAL PROPERTIES (Note 4)               (665,226)     (632,326)    (32,900)          -

WRITE-OFF OF DEFERRED EXPLORATION COSTS (Note 5)       (765,686)     (433,928)   (154,282)          -

GAIN ON SALE OF MARKETABLE SECURITIES (Note 6)          100,703       100,703           -           -

WRITE-DOWN OF MARKETABLE SECURITIES (Note 6)           (374,526)            -    (374,526)          -

WRITE-DOWN OF INVESTMENT (Note 6)                      (146,449)     (146,449)          -           -

INVESTMENT INCOME (Note 6)                               27,564        27,564           -           -

WRITE-OFF OF ACQUISITION COSTS (Note 6)                 (98,950)      (98,950)          -           -
                                                  --------------  ------------  ----------  ----------

LOSS FOR THE PERIOD                               $  (2,877,570)  $(1,459,273)  $(899,836)  $(228,802)
======================================================================================================

LOSS PER SHARE (Note 2)                                           $     (0.11)  $   (0.07)  $   (0.02)
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

                                                             Cumulative
                                                                Amounts
                                                                   From
                                                            October  7,
                                                               1994  to        Year  Ended  November  30,
                                                           November 30,   --------------------------------------
                                                                   2000       2000         1999        1998
                                                         --------------  ------------  ----------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
 Loss for the period                                     $  (2,877,570)  $(1,459,273)  $(899,836)  $  (228,802)
 Items not affecting cash
   Amortization                                                 13,183         4,376         212         2,247
   Loss on disposal of capital assets                            4,186             -       4,186             -
   Write-off of mineral properties                             665,226       632,326      32,900             -
   Write-off of deferred exploration costs                     765,686       433,928     154,282             -
   Write-down of marketable securities                         374,526             -     374,526             -
   Gain on sale of marketable securities                      (100,703)     (100,703)          -             -
   Write-off of acquisition costs                               98,950        98,950           -             -
   Write-down of investment                                    146,449       146,449           -             -
   Investment income                                           (27,564)      (27,564)          -             -

Changes in non-cash working capital items
   (Increase) decrease in receivables                           (9,986)       (8,672)      3,559        66,899
   (Increase) decrease in prepaid expenses                     (21,950)        9,742     (25,589)       (2,216)
   (Increase) decrease in due from affiliated companies              -        29,327     (29,327)            -
   Increase (decrease) in accounts payable and
       accrued liabilities                                      38,810        16,464      10,989        (3,519)
   Increase (decrease) in due to affiliated company              5,562         5,562     (69,548)       69,548
                                                         --------------  ------------  ----------  ------------

Net cash used in operating activities                         (925,195)     (219,088)   (443,646)      (95,843)
                                                         --------------  ------------  ----------  ------------


CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on sale of marketable securities                    488,027       488,027           -             -
  Capital assets acquired                                      (37,232)      (14,660)     (1,411)            -
  Proceeds on disposal of capital assets                         6,183             -       6,183             -
  Mineral properties                                          (478,764)     (132,577)    (97,106)     (166,902)
  Deferred exploration costs                                (1,547,206)      (88,823)   (224,791)     (454,547)
  Investments                                               (1,007,250)      (98,950)   (146,450)     (761,850)
                                                         --------------  ------------  ----------  ------------

  Net cash provided by (used in) investing activities       (2,576,242)      153,017    (463,575)   (1,383,299)
                                                         --------------  ------------  ----------  ------------

                                         - continued -

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(Expressed  in  Canadian  Dollars)

===============================================================================================================
                                                             Cumulative
                                                                Amounts
                                                                   From
                                                            October  7,
                                                               1994  to        Year  Ended  November  30,
                                                           November 30,   -------------------------------------
                                                                   2000       2000         1999        1998
-------------------------------------------------------  --------------  ------------  ----------  ------------

Continued . . .

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock, net of issuance costs           3,630,059       176,361      84,250        20,000
                                                         --------------  ------------  ----------  ------------

  Net cash provided by financing activities                  3,630,059       176,361      84,250        20,000
                                                         --------------  ------------  ----------  ------------


CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD          128,622       110,290    (822,971)   (1,459,142)


CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       -        18,332     841,303     2,300,445
                                                         --------------  ------------  ----------  ------------


CASH AND CASH EQUIVALENTS, END OF PERIOD                 $     128,622   $   128,622   $  18,332   $   841,303
===============================================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed  in  Canadian  Dollars)

==================================================================================================
                                                                            Deficit
                                                              Common    Accumulated
                                                              Shares     During the
                                         Number           Issued and    Exploration
                                      of Shares   Price   Fully Paid          Stage         Total
------------------------------------  ----------  ------  -----------  -------------  ------------

BALANCE AT NOVEMBER 30, 1997          12,184,507          $ 3,949,448  $   (289,659)  $ 3,659,789

  Issuance of shares for cash
    Exercise of options                  100,000  $ 0.20       20,000             -        20,000
  Loss for the year                            -                    -      (228,802)     (228,802)
                                      ----------          -----------  -------------  ------------

BALANCE AT NOVEMBER 30, 1998          12,284,507            3,969,448      (518,461)    3,450,987

  Issuance of shares for cash
    Private placement                    535,000    0.15       80,250             -        80,250
    Exercise of options                   20,000    0.20        4,000             -         4,000
  Issuance of shares for finder's fee     53,500                    -             -             -
  Loss for the year                            -                    -      (899,836)     (899,836)
                                      ----------          -----------  -------------  ------------

BALANCE AT NOVEMBER 30, 1999          12,893,007            4,053,698    (1,418,297)    2,635,401

  Issuance of shares for cash
    Exercise of options                  125,000    0.15       18,750             -        18,750
    Exercise of options                  565,950    0.17       96,211             -        96,211
    Exercise of options                  192,500    0.20       38,500             -        38,500
    Exercise of options                   15,000    0.45        6,750             -         6,750
    Exercise of warrants                  95,000    0.17       16,150             -        16,150
  Loss for the year                            -                    -    (1,459,273)   (1,459,273)
                                      ----------          -----------  -------------  ------------

BALANCE AT NOVEMBER 30, 2000          13,886,457          $ 4,230,059  $ (2,877,570)  $ 1,352,489
==================================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

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

     During the current year, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 6). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.


2.   SIGNIFICANT  ACCOUNTING  POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

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

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and amounts due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

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

     CAPITAL  ASSETS  AND  AMORTIZATION

     Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

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

     LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the year. For the years ended November 30, 2000, 1999 and 1998, the weighted average number of shares outstanding were 13,376,780, 12,445,244 and 12,217,840, respectively.

     Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For all the years presented, this calculation proved to be anti-dilutive.

     STOCK-BASED  COMPENSATION

     The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


3.   CAPITAL  ASSETS

=======================================================================
                                                       Net  Book  Value
                                          Accumulated  ----------------
                                 Cost    Amortization    2000     1999
                                -------  -------------  -------  ------

Office furniture and equipment  $ 6,020  $       1,573  $ 4,447  $1,199
Computer equipment               10,051          3,015    7,036       -
                                -------  -------------  -------  ------

                                $16,071  $       4,588  $11,483  $1,199
=======================================================================

4.   MINERAL  PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

===================================================================================================
                                                                                   2000      1999
---------------------------------------------------------------------------------------------------

STANDARD CREEK PROPERTY, BRITISH COLUMBIA
     A  100% interest by issuing 3,000,000 common shares valued at $600,000 (the value  of  the  shares  was  their quoted market price on the Alberta Stock
     Exchange  on  the  date  of acquisition), and incurring various acquisition related  costs. During the current year, the property was abandoned and all related
     costs were written-off to operations.                                       $      -  $632,326

STAKED CLAIMS, NEVADA, U.S.A.
     A 100% interest in certain claims by staking and by entering into an option
     agreement.                                                                   413,538   280,961
                                                                                 --------  --------

                                                                                 $413,538  $913,287
===================================================================================================

     FUTURE  MINERAL  PROPERTY  PAYMENTS

     a) The Company is required to pay annual filing fees totalling US$19,100 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) Pay a purchase price of US$2,000,000, upon exercise of the option;

          ii) Make advance net smelter returns royalty payments of US$25,000 on July 8, 2001 and on July 8 of each of the following eighteen years;

          iii) Incur expenditures totalling US$150,000 by July 9, 2000. Subsequently, the work commitment obligation will increase by $50,000 each year until the Company commences commercial production; and

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


4.   MINERAL  PROPERTIES  (cont'd  )

     FUTURE  MINERAL  PROPERTY  PAYMENTS  (cont'd  )

          iv) Make advance net smelter returns royalty payments of US$5,000 on May 14, 2001, 2002 and 2003 and $10,000 on May 14 of each of the following fifteen years.


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



5.   DEFERRED  EXPLORATION  COSTS


     During the year ended November 30, 2000 deferred exploration costs were incurred as follows:

=========================================================================
                                        British
                                        Columbia    Nevada       Total
-------------------------------------------------------------------------

Balance, beginning of year             $ 422,682   $706,140   $1,128,822
                                       ----------  ---------  -----------

Assaying and sample preparation                -     11,908       11,908
Field expenditures                             -      4,380        4,380
Geological consulting                          -     61,193       61,193
Report preparation and mapping                 -         22           22
Travel                                         -     11,320       11,320
                                       ----------  ---------  -----------

Expenditures incurred during the year          -     88,823       88,823

Written-off during the year             (422,682)   (11,246)    (433,928)
                                       ----------  ---------  -----------

                                        (422,682)    77,577     (345,105)
                                       ----------  ---------  -----------

Balance, end of year                   $       -   $783,717   $  783,717
=========================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


5.   DEFERRED  EXPLORATION  COSTS  (cont'd  )

     During the year ended November 30, 1999 deferred exploration costs were incurred as follows:

===================================================================================
                                        British
                                       Columbia    Nevada    Vietnam       Total
-----------------------------------------------------------------------------------

Balance, beginning of year             $ 422,682  $481,502  $ 154,129   $1,058,313
                                       ---------  --------  ----------  -----------

Assaying and sample preparation                -    17,064          -       17,064
Field expenditures                             -     4,702        126        4,828
Field labour costs                             -    22,864          -       22,864
Geological consulting                          -   152,694          -      152,694
Report preparation and mapping                 -    11,554          -       11,554
Travel                                         -    15,760         27       15,787
                                       ---------  --------  ----------  -----------

Expenditures incurred during the year          -   224,638        153      224,791
Written-off during the year                    -         -   (154,282)    (154,282)
                                       ---------  --------  ----------  -----------

                                               -   224,638   (154,129)      70,509
                                       ---------  --------  ----------  -----------

Balance, end of year                   $ 422,682  $706,140  $       -   $1,128,822
===================================================================================

6.   INVESTMENTS

     INDICO  TECHNOLOGIES  CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the current year, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

     PURESOURSE,  INC.

     During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, USA. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totalling $1,642,850 (US$1,100,000).

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


6.   INVESTMENTS  (cont'd  )

     PURESOURSE,  INC.  (cont'd  )

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. During the current year, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     EFINANCIAL  TRAINING.COM  INC.

     During the current year, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company.

     Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit. The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs relating to this acquisition, totalling $98,950, were written-off to operations.


7.   CAPITAL  STOCK

=================================================================================
                                                             Number
                                                           of Shares     Amount
---------------------------------------------------------------------------------

Authorized
  Unlimited number of common shares without par value
  Unlimited number of preferred shares, issuable in series

Common shares issued
  As at November 30, 1997                                  12,184,507  $3,949,448
    For cash - exercise of options                            100,000      20,000
                                                           ----------  ----------

  As at November 30, 1998                                  12,284,507   3,969,448
    For cash - private placement                              535,000      80,250
    For cash - exercise of options                             20,000       4,000
    For finder's fee                                           53,500           -
                                                           ----------  ----------

                                  - continued -

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================

7.   CAPITAL  STOCK (cont'd)

=================================================================================
                                                             Number
                                                           of Shares     Amount
---------------------------------------------------------------------------------

Continued ...

  As at November 30, 1999                                  12,893,007   4,053,698
    For cash - exercise of options                            898,450     160,211
    For cash - exercise of warrants                            95,000      16,150
                                                           ----------  ----------

  As at November 30, 2000                                  13,886,457  $4,230,059
=================================================================================

     STOCK  OPTIONS

     The  Company,  in  accordance  with  the  policies  of the Canadian Venture
     Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

     The following incentive stock options and share purchase warrants were outstanding at November 30, 2000:

===================================================
            Number    Exercise
           of Shares    Price       Expiry Date
---------------------------------------------------

OPTIONS:
             100,000  $    0.15  September 11, 2001
              25,000       0.15  May 8, 2002
              25,000       0.24  June 10, 2003
              35,000       0.45  June 10, 2003
             125,000       0.15  June 10, 2003
             200,000       0.24  February 10, 2005
             200,000       0.31  February 10, 2005
             515,000       0.52  April 5, 2005

WARRANTS:
             440,000      0.179  September 29, 2001
===================================================

8.   RELATED  PARTY  TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a)   The  Company  paid  $6,787  (1999  -  $123,954;  1998  -  $218,563) to directors or companies controlled by directors for geological services which have been capitalized to mineral properties or expensed as property investigation costs.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================

8.   RELATED  PARTY  TRANSACTIONS  (cont'd  )

     b)   The  Company  paid  $101,250  (1999  -  $55,000;  1998  -  $26,000) in consulting fees and shareholder communications to directors of the Company.

     Amounts due to or from affiliated companies are non-interest bearing, with no fixed terms of repayment.

9.   INCOME  TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

==============================================================
                                          2000         1999
--------------------------------------------------------------

Future income tax:
 Capital assets                       $     9,100   $   7,000
 Mineral properties                       492,000      15,000
 Deferred exploration costs               348,000     150,300
 Issuance costs                            21,000      41,000
 Losses available for future periods      507,800     384,000
                                      ------------  ----------

                                        1,377,900     597,300
Valuation allowance                    (1,377,900)   (597,300)
                                      ------------  ----------

                                      $         -   $       -
==============================================================

     Subject to certain restrictions, the Company has operating losses of approximately $1,048,000 available to reduce Canadian taxable income of future years. Unless utilized, these losses will expire through 2007. In addition, the Company has exploration expenditures of approximately $2,700,000 available to reduce Canadian taxable income of future years.

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

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

     For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2000, compensation expense totalling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

=====================================================
                           2000      1999      1998
-----------------------------------------------------

Risk free interest rate     6.16%     5.50%     5.94%
Expected life            5 years   5 years   5 years
Expected volatility          161%      147%       87%
Expected dividends             -         -         -
=====================================================

     The following is a summary of the status of stock options outstanding at November 30, 2000:

======================================================================
                           Outstanding  Options   Exercisable  Options
                           --------------------   --------------------
                            Weighted
                            Average     Weighted            Weighted
                           Remaining     Average             Average
Range of                  Contractual   Exercise            Exercise
Exercise Prices  Number   Life (Years)    Price    Number     Price
---------------------------------------------------------------------

0.15    250,000                   2.59  $    0.15  250,000  $    0.15
0.24 - 0.31  425,000              4.07       0.27  425,000       0.27
0.45 - 0.52  550,000              4.22       0.52  550,000       0.52
======================================================================

     Following is a summary of the stock based compensation plan during 2000, 1999 and 1998:

==================================================================================
                                                                         Weighted
                                                                          Average
                                                              Number     Exercise
                                                             of Shares     Price
----------------------------------------------------------------------------------

Outstanding and exercisable at December 1, 1997              1,077,500   $    0.55
 Granted                                                       600,000        0.45
 Exercised                                                    (100,000)       0.20
 Forfeited                                                    (370,000)       0.80
                                                            -----------

Outstanding and exercisable at November 30, 1998             1,207,500   $    0.36
                                                            -----------  ---------

Weighted average fair value of options granted during 1998          $   0.49
                                                                    ---------

                                  - continued -

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

=================================================================================
                                                                         Weighted
                                                                          Average
                                                              Number     Exercise
                                                             of Shares     Price
----------------------------------------------------------------------------------



Outstanding and exercisable at December 1, 1998              1,207,500   $    0.36
  Granted                                                      565,950        0.17
  Exercised                                                    (20,000)       0.20
  Forfeited                                                   (545,000)       0.39
                                                            -----------

Outstanding and exercisable at November 30, 1999             1,208,450   $    0.19
                                                            -----------  ---------

Weighted average fair value of options granted during 1999         $   0.38
                                                                   ---------

Outstanding and exercisable at December 1, 1999              1,208,450   $    0.19
  Granted                                                      915,000        0.41
  Exercised                                                   (898,450)       0.17
  Forfeited                                                          -           -
                                                            -----------

Outstanding and exercisable at November 30, 2000             1,225,000   $    0.36
                                                            -----------  ---------

Weighted average fair value of options granted during 2000         $   0.36
==================================================================================

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

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     MINERAL  PROPERTIES  (cont'd  )

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

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 6) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as marketable securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in earnings.

     COMPREHENSIVE  INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the years ended November 30, 2000, 1999 and 1998, there were no other items of comprehensive income.

     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138 which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     RECENT  ACCOUNTING  PRONOUNCEMENTS  (cont'd  )

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138 which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption of this statement has had no significant effect on the Company's financial statements.

     In March 2000, the Canadian Institute of Chartered Accountants issued accounting guideline AcG-11 "Enterprises in the Development Stage" which provides guidance for recognition, measurement, presentation and disclosure by enterprises in the development stage. AcG-11 is effective for all fiscal periods beginning on or after April 1, 2000. AcG-11 provides for new, detailed criteria to apply in the review for impairment of capital assets of extractive operations. The impact of AcG-11 will result in a change in the Company's accounting policy relating to exploration and development costs of mineral properties. The Company will expense post AcG-11 mining exploration costs as incurred and expense previously capitalized balances as a cumulative effect of a change in accounting policy for its fiscal period beginning December 1, 2000.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period would be as follows:

================================================================================================================
                                                             Cumulative
                                                          Amounts  from
                                                            October  7,
                                                               1994  to         Year  Ended  November  30,
                                                           November 30,   --------------------------------------
                                                                   2000       2000          1999         1998
-----------------------------------------------------------------------------------------------------------------

Loss for the period as reported                           $  (2,877,570)  $(1,459,273)  $  (899,836)  $(228,802)

Less: Compensation expense on granting of stock options        (704,826)     (476,404)     (120,471)    (40,742)
      Acquisition of mineral properties                      (1,078,764)     (132,577)      (97,106)   (166,902)
      Deferred exploration costs                             (1,549,403)      (88,823)     (224,791)   (456,744)

Add:  Write-off of mineral properties and deferred costs
      under Canadian generally accepted accounting
      principles                                              1,430,912     1,066,254       187,182           -
                                                          --------------  ------------  ------------  ----------

Loss for the period in accordance with United States
      generally accepted accounting principles            $  (4,779,651)  $(1,090,823)  $(1,155,022)  $(893,190)
================================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

=================================================================================================
                                                             2000          1999          1998
-------------------------------------------------------------------------------------------------

Deficit, as reported                                     $(2,877,570)  $(1,418,297)  $  (518,461)
                                                         ------------  ------------  ------------

Cumulative compensation expense                             (704,826)     (228,422)     (107,951)
Mineral property acquisition costs expensed under
  United States generally accepted accounting principles    (413,538)     (913,287)     (849,081)
Deferred exploration costs expensed under United States
  generally accepted accounting principles                  (783,717)   (1,128,822)   (1,058,313)
                                                         ------------  ------------  ------------

                                                          (1,902,081)   (2,270,531)   (2,015,345)
                                                         ------------  ------------  ------------

Deficit in accordance with United States generally
  accepted accounting principles                         $(4,779,651)  $(3,688,828)  $(2,533,806)
=================================================================================================

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

==========================================================================================================
                                                                                    Deficit
                                              Capital  Stock      Unrealized    Accumulated
                                         ----------------------      Holding    During  the
                                           Number                    Loss on    Exploration
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
                                         =================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

==========================================================================================================
                                                                                    Deficit
                                              Capital  Stock      Unrealized    Accumulated
                                         ----------------------      Holding    During  the
                                           Number                    Loss on    Exploration
                                          of Shares    Amount     Investment          Stage       Total
----------------------------------------------------------------------------------------------------------

Continued . . .

Shareholders' equity as reported
  November 30, 1999                       12,893,007  $4,053,698  $         -  $ (1,418,297)  $ 2,635,401

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                       -           -            -      (913,287)     (913,287)

Deferred exploration costs expensed
  under United States generally
  accepted accounting principles                   -           -            -    (1,128,822)   (1,128,822)

Compensation expense on granting of
  stock options                                    -     228,422            -      (228,422)            -
                                          ----------  ----------  -----------  -------------  ------------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 1999                       12,893,007  $4,282,120  $         -  $ (3,688,828)  $   593,292
                                         =================================================================

Shareholders' equity as reported
  November 30, 2000                       13,886,457  $4,230,059  $         -  $ (2,877,570)  $ 1,352,489

Mineral property acquisition costs
  expensed under United States
  generally accepted accounting
  principles                                       -           -            -      (413,538)     (413,538)

Deferred exploration costs expensed
  under United States generally accepted
  accounting principles                            -           -            -      (783,717)     (783,717)

Compensation expense on granting of
  stock options                                    -     704,826            -      (704,826)            -
                                          ----------  ----------  -----------  -------------  ------------

Shareholders' equity in accordance with
  United States generally accepted
  accounting principles at
  November 30, 2000                       13,886,457  $4,934,885  $         -  $ (4,779,651)  $   155,234
==========================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================


10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     EARNINGS  PER  SHARE  (EPS)


     SFAS No. 128 "Earnings Per Share", is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.


     The  following loss per share information results under United States GAAP:

========================================================================================
                                                    2000          1999          1998
----------------------------------------------------------------------------------------

Net loss for the year under United States GAAP  $(1,090,823)  $(1,155,022)  $  (893,190)
========================================================================================

Weighted average number of shares outstanding
  under United States GAAP                       13,376,780    12,445,244    12,217,840
========================================================================================

Basic loss per share                            $     (0.08)  $     (0.09)  $     (0.07)
========================================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.


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

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
NOVEMBER  30,  2000

================================================================================

12.  SUPPLEMENTAL  DISCLOSURES  WITH  RESPECT  TO  THE  STATEMENTS OF CASH FLOWS

===========================================================================================
                                    Cumulative
                                       Amounts
                                          From
                                   October  7,
                                      1994  to           Year  Ended  November  30,
                                  November 30,   ------------------------------------------
                                          2000       2000           1999           1998
-------------------------------------------------------------------------------------------

CASH PAID DURING THE PERIOD FOR:
 Interest                         $           -  $           -  $           -  $          -
 Income taxes                                 -              -              -             -
===========================================================================================

     Since inception of the exploration stage, the Company has issued a total of 3,053,500 common shares for non-cash consideration as follows:

=====================================================================================
                              Number
Year                      of Shares       Amount      Consideration
-------------------------------------------------------------------------------------
1999                         53,500      $      -     Finder's fee
1996                      3,000,000       600,000     Acquisition of mineral property
=====================================================================================