Form 20-F
period 2001-11-30
TRIBAND RESOURCE CORP
filed 2002-05-30
CIK 1077640

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
  ACT OF 1934

For the fiscal year ended    November 30, 2001


                         Commission file number 0-29986

                            TRIBAND ENTERPRISE CORP.
             (Exact name of Registrant as specified in its charter)

                                 Alberta, Canada

                 (Jurisdiction of incorporation or organization)

                #903 - 1485 W. 6th Ave., Vancouver, B.C., V6H 4G1

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class            Name of each exchange on which registered
____Common Shares Without Par Value             TSX VENTURE, NASDAQ OTCBB

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                    __________Common Shares Without Par Value___________
                                      (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 2,777,293


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                    |X|  Yes        [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                    |X|  Item 17    [ ]  Item 18

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

                                  2001       2000        1999       1998       1997       1996      1995      1994
   Rate at end of Period         $0.5717    $0.6678     $0.6862     $0.65      $0.70      $0.74     $0.74     $0.73

   Average Rate During Period    $0.5477    $0.6579     $0.6718     $0.68      $0.72      $0.73     $0.73     $0.73

   High Rate                     $0.5922    $0.6695     $0.6535     $0.63      $0.70      $0.72     $0.70     $0.72

   Low Rate                      $0.5032    $0.6411     $0.6890     $0.71      $0.75      $0.75     $0.75     $0.76

FORWARD LOOKING STATEMENTS
--------------------------

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

CU                                    chemical symbol for copper

EPIDOTE a calcium, aluminum silica mineral, common in metamorphic rocks

FEOX general chemical term for group of minerals containing iron and oxygen and/or water

FLUORITE                              a mineral composed of calcium and fluorine
                                      (CaF2)

GRANITE an igneous rock consisting of quartz and orthoclase with ~ornblende or biotite as mafic constituents.

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

SILICIFICATION                        the introduction of or replacement by
                                      silica

THALLIUM                              a chemical element, chemical symbol Tl

ULTRAMAFICS                           group of igneous rocks containing very
                                      small amounts of silica and large amounts of magnesium and iron

VESICULAR BASALT FLOWS                a surface flow of dark gray volcanic rocks
                                      of mafic composition with open voids from gas bubbles

ZN                                    chemical symbol for zinc

                                TABLE OF CONTENTS

                                     PART I

                                                                                                 Page


ITEM 1    Identity of Directors, Senior Managment and Advisors....................................7

ITEM 2    Offer Statistics and Expected Timetable.................................................7

ITEM 3    Key Information.........................................................................7

ITEM 4    Information on the Company..............................................................11

ITEM 5    Operating and Financial Review and Prospects............................................22

ITEM 6    Directors, Sendior Managment and Employees.......................... ...................27

ITEM 7    Major Shareholders and Related Party Transactions.......................................32

ITEM 8    Financial Information...................................................................33

ITEM 9    The Offer and Listing...................................................................33

ITEM 10   Additional Information..................................................................33

ITEM 11   Quantitative and Qualitative Disclosures About Market Risk..............................36

ITEM 12   Description of Securities Other than Equity Securities..................................36


                                     PART II

ITEM 13   Defaults, Dividend Arrears and Delinquencies............................................36

ITEM 14   Material Modifications to the rights of Security Holders and Use of Proceeds............36


                                    PART III

ITEM 17   Financial Statements....................................................................36
ITEM 18   Financial Statements....................................................................36
ITEM 19   Financial Statements and Exhibits.......................................................36

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


Directors, Officers, Senior Management

Gary Freeman, Vancouver, BC, President and Director of Triband Enterprise Corp.

Jerry F. Pogue, Vancouver, BC, Director of Triband Enterprise Corp.

Shalom (Sam) Szajman, Vancouver, BC, Director of Triband Enterprise Corp.

Michael Bartlett, Miami Florida, Director of Triband Enterprise Corp.

William R. Green, Spokane, Washington, Director of Triband Enterprise Corp.

ADVISORS

The Company's principal bankers are the Bank of Montreal, Main Branch, 595 Burrard Street, Vancouver, BC.

The Company's legal advisors are Gerald R. Tuskey, Personal Law Corporation, Suite 1000 - 409 Granville St., Vancouver, BC, and Richard W. Harris, Attorney and Counselor at Law, 6121 Lakeside Dr., Suite 260 Reno, Nevada, and Harris, Mericle & Wakayama, Seattle Washington.

AUDITORS

The Company's Auditors are Sadnovnick, Telford & Skov, Chartered Accountants, 6th Floor, 543 Granville St., Vancouver, BC

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

NAME CHANGE, REVERSE SPLIT

In August, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterprise Corporation. The Company also completed a reverse split of the issued and outstanding share capital on a five old for one new basis. The financial information and statements provide for the reverse split in their presentation.

CHANGE IN ACCOUNTING POLICY

Effective December 1, 2000, the Company has adopted the new accounting guideline AcG-11 "Enterprise in the Development Stage", issued by the Canadian Institute of Chartered Accountants. The Adoption of AcG-11 will result in a change in the Company's accounting policy relating to mineral properties and deferred exploration costs. The Company has adjusted the opening balance of deficit for previously capitalized mineral properties and deferred exploration costs, and will expense future mineral properties and exploration costs as incurred.

Except as noted above and as disclosed in Note 12 of the financial statements, the financial statements conform in all material respects with U.S. GAAP. Listed below are the reconciled amounts under U.S. GAAP.


SELECTED FINANCIAL DATA

                     SELECTED FINANCIAL DATA (CANADIAN GAAP)

                              YEAR            YEAR           YEAR            YEAR           YEAR            YEAR            YEAR
                              ENDED           ENDED          ENDED          ENDED           ENDED          ENDED            ENDED
                             2001 ($)        2000 ($)       1999 ($)        1998 ($)       1997 ($)        1996 ($)        1995 ($)
Revenues                          --               --             --           --              --             --              --
Exploration Expenses                          176,563      2,237,244       76,246         177,476         50,059              --
Depletion, Depreciation
and Amortization               3,097            4,376            212        2,247           6,348             --              --
General and
Administrative Expenses      225,434          280,157        283,430      370,236         138,234         43,833           6,202
Other Income                   1,892          194,209         11,818      219,927         120,953          8,043           3,497
Net Income (Loss)           (265,899)      (1,459,273)      (899,836)    (228,802)       (201,105)       (85,849)         (2,705)
Per Share                      (0.10)           (0.11)         (0.07)       (0.02)          (0.02)         (0.02)          (0.01)
Working Capital               82,049          160,558        445,643      771,374       2,361,228      1,923,019         225,743
Deferred Exploration          19,293        1,197,295      2,042,109    1,907,394       1,283,748        631,746              --
Expenses
Other Assets                  38,920           27,565        147,649      772,219          14,813             --              --
Long-Term Liabilities             --               --             --           --              --             --              --
Shareholders Equity          118,964        1,396,861      2,635,401    3,450,987       3,659,789      2,554,765         225,743


                        SELECTED FINANCIAL DATA, US GAAP

                                 YEAR            YEAR           YEAR            YEAR         YEAR         YEAR        YEAR
                                ENDED           ENDED          ENDED           ENDED        ENDED        ENDED       ENDED
                                 2001            2000           1999            1998         1997         1996        1995
Revenues                           --              --             --              --           --           --
Exploration Expenses               --         413,538        371,959         697,695      829,478      681,805          --
Depletion, Depreciation         3,097           4,376            212           2,247        6,348           --          --
and Amortization
General and Administrative    225,434         704,826        403,901         410,236      138,234       43,833       6,202
Expenses
Other Income                    1,892              --         11,818         219,927      120,953        8,043       3,497
Basic Net Income (Loss)      (265,899)     (1,090,823)    (1,155,022)       (893,190)    (916,536)    (721,375)     (2,705)
Per Share                       (0.10)          (0.08)         (0.09)          (0.07)       (0.09)       (0.18)      (0.00)
Working Capital                82,049         160,558        445,643         771,374    2,361,228      547,619     225,743
Deferred Exploration               --              --             --              --           --           --          --
Expenses
Other Assets                   38,920          27,565        147,649         728,679       14,813           --          --
Long-Term Liabilities              --              --             --              --           --           --          --
Shareholders Equity           118,964         155,243        593,292       1,500,053    2,376,041    1,923,019     225,743

CERTAIN RISKS OF OPERATION
--------------------------

The Corporation's business is subject to a number of material risks which may affect its future financial performance, including risks customarily encountered by early-stage mining companies.

GENERAL EXPLORATION AND MINING RISKS
------------------------------------

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

STAGE OF DEVELOPMENT
--------------------

The Corporation has no production revenue. It does not have an operating history upon which investors may rely. Moreover, the Corporation has no commercially viable properties at this time.

The Corporation has limited financial resources, with no assurance that sufficient funding will be available to it for future exploration and development or to fulfill its obligations under current agreements. There is no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. The Corporation's accumulated deficit as at November 30, 2001 was $4,340,724.

METAL PRICES
------------

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

NO ASSURANCE OF TITLES
----------------------

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

GENERAL OPERATING HAZARDS
-------------------------

PERMITS AND LICENSES
--------------------

The operations of the Corporation require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

The Corporation's properties in the State of Nevada consist of the Whisky Canyon Property. The Whisky Canyon Property includes 83 lode mining claims optioned from St. George Metals Inc. and 23 Bet claims located by the Corporation. The Corporation currently has licenses, issued by the Nevada Department of

Mining, to conduct geological, geochemical and geophysical investigations and sample drilling at the Whisky Canyon Property for a period of one year. The license may be renewed on a yearly basis by submitting the yearly filing fees to the appropriate Land Claims Offices in the state. The yearly filing fees for the Corporation's property is as follows: $11,100 USD for the Whisky Canyon Property. The Company is currently in good standing with the Nevada Department of Mining. Additional licenses will be required to extract minerals, if found. Surface rights for mining operations are available upon application for licenses to extract minerals.



PRICE FLUCTUATIONS, SHARE PRICE VOLATILITY

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation's Common Shares traded between $0.17 and $1.48 in 1996, between $0.56 and $1.60 in 1997, and between $0.23 and
$0.64 in 1998 and between $0.19 and $1.09 in 1999 and between $0.75 and $0.13 in
2000 and between $0.08 and $0.13 in 2001. No assurances can be made that the Corporation's share price and volume will not continue to fluctuate materially.

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


ENVIRONMENTAL REGULATIONS
-------------------------

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

The Corporation is in compliance with all applicable environmental laws and regulations in Nevada, USA, and British Columbia, Canada


ITEM 4.  INFORMATION ON THE COMPANY

NAME AND INCORPORATION

Triband Enterprise Corp. (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation. On August 22, 2002, the Coproation changed its name to Triband Enterprise Corp. The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of November 30, 2001, its fiscal year end there were 2,777,293 Common Shares issued and outstanding and no preferred shares issued and outstanding; there are 5,582,630 Common Shares issued and outstanding as of May 30, 2001.

The registered office of the Corporation is located at 2300 Western Gas Tower, 530- 8th Ave., S.W., Calgary, Alberta, T2P 3S8 and the head office of the Corporation is located at #903 - 1485 West 6th Ave.,, Vancouver, British Columbia, V6H 4G1 (604) 331-0096. The Corporation has one wholly owned, direct subsidiary: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997. The registered office of Triband Resource US Inc. is located at , 6121 Lakeside Dr., Suite 260 Reno, Nevada.

INTERCORPORATE RELATIONSHIPS

-------------------------------------------------------------------------------
                          TRIBAND RESOURCE COPRORATION

                                (Alberta, Canada)
-------------------------------------------------------------------------------


                                      100%


-------------------------------------------------------------------------------
                           TRIBAND RESOURCE U.S., INC.

                                    (Nevada)
-------------------------------------------------------------------------------



BUSINESS OF THE CORPORATION
---------------------------

DESCRIPTION AND GENERAL DEVELOPMENT
-----------------------------------

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

During the three preceding fiscal years the Corporation has pursued its operations through the acquisition and exploration of mineral properties in Canada, Vietnam and the United States. Presently, the Corporation's principal mineral property which is in the exploration stage, is located in Whiskey Canyon Nevada,. The Company no longer has any interest in the IP and PW Claims in Nevada and no longer has any interest in mining properties in the Standard Creek property in British Columbia. As at December 1, 1999 the Company wrote off the $422,682 expended on the Standard Creek property. The Company is conducting no further exploration activities in British Columbia at this time. In 2000, the Company wrote off $783,717 expended on the Nevada properties.

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

The table below illustrates the Corporation's expenditures on development and exploration activities for the last five fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A major difference under Canadian generally accepted accounting principals is that the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Except as stated above and explained in Note 12 of the Corporation's financial statements, the figures below are consistent with U.S. GAAP.

                                            2001          2000         1999          1998         1997       1996      1995
General Exploration                        19,293        176,563       50,062        76,246          --      50,059       --
Mineral Properties                         20.186        413,538       97,106       166,902      50,433      31,746       --
Deferred Exploration Costs                151,574        783,717      224,791       454,547     779,045          --       --


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

The Company employs certified independent geological consultants to extract samples from the properties who utilize certified independent laboratories for the testing of samples taken from the Nevada properties in order to ensure the validity and integrity of samples taken. The Company utilizes the services of a director and of independent certified geologists to review the laboratory results and order additional tests from independent laboratories to verify results.

CHANGE OF BUSINESS

During the fiscal year 2001 there was no change of business contemplated by the Company.

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

The Company intends to continue to review potential business opportunities in mining exploration..

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

                                                                                        LOT OR MINERAL
CLAIM NAME                          PATENT DATE               PATENT NO.                SURVEY NO.
Betty O'Neal                        4/23/1892                 20955                     Lot 51
Betty O'Neal South                  4/23/1892                 20956                     Lot 52
Chloride                            4/23/1892                 20954                     Lot 50
Chloride                            6/25/1884                 9448                      Lot 45
Defiance                            11/15/1877                2557                      Lot 37
Defiance No. 2                      6/25/1884                 9449                      Lot 42
Dusang                              12/28/1895                26390                     Lot 43
Eagle                               11/15/1877                2558                      Lot 38
Grove                               6/25/1884                 9447                      Lot 44
Henry Logan                         12/28/1895                26389                     Lot 40
Highland Chief                      2/6/1892                  19601                     Lot 41A
Monitor                             11/14/1877                2553                      Lot 39
Record                              2/6/1895                  25252                     Lot 55
Ruby Silver                         7/30/1924                 842249                    4570
Ruth                                7/30/1924                 942249                    4570
Valley View                         7/30/1924                 942249                    4570
Yankee                              2/14/1895                 25277                     Lot 54

During the 1999 to 2000 period, the Company abandoned the Iowa claims in Nevada due to economic reasons.


DESCRIPTION OF PROPERTIES
-------------------------

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

Under the Mining Lease and Option Agreement, the Corporation paid and has agreed to pay to St. George Metals the following minimum payments which will be advance payment of a net smelter returns production royalty payable to St. George Metals ("Royalty"):

                                                        PAYMENT AMOUNT
                                                             (US$)
                      DATE

July 8, 1999 (paid)                                         $65,000

July 8, 2000 (paid) and each  following  year for
a period of twenty (20) years expiry July 8, 2018           $25,000


July  8  2001  and  each  year  for a  period  of
tewenty years expiry July 8, 2018                           $15,000

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

Defiance No. 2                      6/25/1884                 9449                      Lot 42
Dusang                              12/28/1895                26390                     Lot 43
Eagle                               11/15/1877                2558                      Lot 38
Grove                               6/25/1884                 9447                      Lot 44
Henry Logan                         12/28/1895                26389                     Lot 40
Highland Chief                      2/6/1892                  19601                     Lot 41A
Monitor                             11/14/1877                2553                      Lot 39
Record                              2/6/1895                  25252                     Lot 55
Ruby Silver                         7/30/1924                 842249                    4570
Ruth                                7/30/1924                 942249                    4570
Valley View                         7/30/1924                 942249                    4570
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

During the Permian-Triassic Sonoma Orogeny, the Havallah Sequence rocks were tectonically emplaced along the Golconda Thrust above the Roberts Mountains Allochton and Antler Sequence rocks. The Havallah Sequence consists of fine-to-medium-grained, locally calcareous, siliceous clastic rocks.These rocks are well exposed at the head of Whisky Canyon. A sequence of debris flows and limestone-rich conglomerate with silty, sandy, and shaly matrix, believed to be the Triassic Panther Canyon Formation, was deposited on pre-Triassic rocks and is also exposed at the head of Whisky Canyon.

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

RESULTS OF OPERATIONS
---------------------

RESULTS OF OPERATION

The net loss for the nine months ended November 30, 2001 was $265,899 or $0.10 per share in comparison with $1,459,273 or $0.53 per share for the same period last year. The increase in loss is due to the write off of exploration costs of the Standard Creek property and the the write off of mineral properties. Fully diluted earnings (loss) per share is the same as basic (loss) per share for the year ended November 301, 2001as stock options are considered anti-dilutive (see
Note 3 "Loss per Share").


YEAR ENDED NOVEMBER 30, 2001

Net loss for the year ended November 30,2001 under Canadian GAAP was $265,899 as compared to $1,459,273 for the year ended November 30, 2000. The decrease in losses is mainly due to the decreased cost in the acquisition of mineral properties and decreased exploration costs.

Net loss for the year ended November 30, 2001 under US GAAP was $265,899 ( 2000
- $1,090,823 1999 - $1,115,022; 1998 - $893,190; 1997 - $893,190; 1996 -
$721,,371). The comparison of loss per Canadian GAAP was calculated as follows:



                                2001             2000              1999              1998             1997              1996
Loss for the year per
Canadian GAAP                 $265,899         $1,459,273        $889,836          $228,802         $201,105          $ 85,849

Compensation expense on
Granting Stock Options (1)    $228,422         $  476,404

Acquisition of Mineral
Properties(2)                 $     --         $  132,577        $120,471          $ 40,742          $63,429         $   3,780

Deferred Exploration
Costs (2)                     $     --             88,823        $ 37,609          $456,744         $601,569
                                                ---------      ----------          --------         --------         ---------
Loss for the year
Under US GAAP                 $265,899         $1,090,823      $1,155,022          $893,190         $916,536          $721,375
                              ========         ==========      ==========          ========         ========          ========


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

Total assets of the Corporation decreased from $1,396,861 as at November 30, 2000 to $118,964 as at November 30, 2001. During the year, the Corporation received $0 from the sale of marketable securities and $0 from exercise of stock options. During the year the Corporation received $125,000 from a private placement.

In 2010, the Corporation expanded a total of $19,293 on exploration programs on the Whisky Canyon, and Bet properties in Nevada as compared to $413,538 in 2000.


YEAR ENDED NOVEMBER 30, 2000


Net loss for the year ended November 30, 2000 under Canadian GAAP was $1,459,273 as compared to $899,835 for the year ended November 30, 1999. The increase in losses was mainly due to write-off of mineral properties for $632,326, deferred exploration costs for 154,282, and write-down of marketable securities for $0.

Total assets of the Corporation decreased from $2,657,747 as at November 30, 1999 to $1,396,861 as of November 30, 2000. During the year, the Corporation received $0 from a private placement and $0 from exercise of stock options.

In 1999, the Corporation expanded a total of $88,823 on exploration programs on the Whisky Canyon, Iowa, and Bet properties in Nevada as compared to $224,638 in 1999. The lower expenditure was due to depressed gold price and the decision by the Corporation to preserve its funds. The Corporation did not spend any material amounts on the Standard Creek property and in Vietnam.


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


YEAR ENDED NOVEMBER 30, 1995
----------------------------

There was no activity in the year ended November 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

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

Year Ended November 30, 2001

During the year ended November 30, 2001, The corporation used $151,574 of its cash resources for operating activities and $42,215 in its investing activities. Included in the investing activities was $20,186 for mineral properties, $19,293 for exploration costs, and $1,772 in costs incurred in investigating potential investments. These activities were funded by the initial cash balance on hand at the beginning of the year plus funds raised during the year. During the fiscal year, the Corporation received $125,000 from a private placement As a result the Corporation had a negative cash flow of $265,899 and a cash balance of $58,833 as at November 30, 2001.

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

-------------------------------------------------------------------------------------------------------------------
                                                                                   NUMBER OF
                                                                               COMMON SHARES OF
                                                                                THE CORPORATION
                                                                              BENEFICIALLY OWNED     PERCENTAGE OF
               NAME,                                                             OR DIRECTLY/         ISSUED SHARE
     MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION DURING THE           INDIRECTLY          CAPITAL (3)
   AND POSITION WITH CORPORATION                PAST FIVE YEARS               CONTROLLED (2) (3)
--------------------------------------------------------------------------------------------------------------------
GARY FREEMAN                          President and Director of Triband             150,000               5.4%
Vancouver, British Columbia           Enterprise Corp.  from March, 2000
Canada                                to present.  Mr. Freeman has been
President and Director                in the investment community for
                                      over 18 years and has been responsible for
                                      the financing of many public companies,
                                      such as Lion Lake Resources, Palmer
                                      Resources and Indico Technologies. He has
                                      worked in the development and the
                                      structuring of projects from early stages.
                                      Mr. Freeman began working with Triband in
                                      1996 and had worked as project
                                      co-coordinator on a contract basis.
--------------------------------------------------------------------------------------------------------------------
JERRY G. POGUE  (1)                   Past President of Triband                     41,861                1.5%
Vancouver, British Columbia           Enterprise Corp..  Mr. Pogue is a
Canada                                self-employed business consultant
Director                              and has been a financier since
                                      1994.  Mr. Pogue was previously the
                                      President, CEO, Chairman and a
                                      Director of Palmer Resources Ltd.
                                      from May, 1996 to February, 1999;
                                      Prior to 1994 was a Registered
                                      Representative with National
                                      Securities Corp., Seattle, WA, USA
                                      from 1981 to 1993
--------------------------------------------------------------------------------------------------------------------
SAM SZJMAN                            Director and Corporate Secretary of             Nil                 N/A
Vancouver, British Columbia           the Company since March, 2000.
Canada                                Independent Corporate Finance Consultant
Corporate Secretary and Director      from 1995 to present; Director and Vice-
                                      President, Legal Affairs of First
                                      Continental Bancorp., a private
                                      specialized commercial, asset-based
                                      finance company from 1996 to 1999
--------------------------------------------------------------------------------------------------------------------
MICHAEL BARTLETT                      President and Owner of Leisure                  Nil                 N/A
Florida, USA                          Capital & Management Inc., a
Director                              company which specializes in the
                                      pre-development, start-ups in innovative
                                      strategic, conceptual, economic and
                                      financial solutions from 1989 to present;
                                      from 1998 director, chairman and President
                                      of Indico Technologies Corporation, a
                                      public company trading on the Canadian
                                      Venture Exchange; from 1996 to present,
                                      President & CEO of Creative Entertainment
                                      & Technologies, Inc., a public company
                                      trading on the Canadian Venture Exchange;
                                      from January 1996 to 1995 President and
                                      CEO of National Maritime Authority
--------------------------------------------------------------------------------------------------------------------
WILLIAM R. GREEN (1)                  Mr.  Green  is  responsible  for the            Nil                 N/A
                                      Company's    mineral     exploration
                                      projects   in   Nevada.   President,
                                      Chairman and  Director  from 1996 to
                                      present of Mines  Management Inc., a
                                      public  company  which trades on the
                                      NASD's   OTC   Electronic   Bulletin
                                      Board;  President  and  Director  of
                                      Maya Gold Limited,  a public company
                                      listed  on  the   Canadian   Venture
                                      Exchange   from  1998  to   present;
                                      Vice-President   and   Director   of
                                      Petromin  Resources  Ltd.,  a public
                                      company   listed  on  the   Canadian
                                      Venture   Exchange   from   1991  to
                                      present;      Vice-President     and
                                      Director  of  Yamana  Resources,   a
                                      public   company   listed   on   the
                                      Toronto Stock  Exchange from 1994 to
                                      1995
--------------------------------------------------------------------------------------------------------------------

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

(3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 191,861 Common Shares of the Corporation, representing 6.9% of the total issued and outstanding Common Shares of the Corporation as at May 30, 2001.


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

                           SUMMARY COMPENSATION TABLE
                           --------------------------

-------------------------------------------------------------------------------------------------------------------------
                                Annual Compensation                           Long Term Compensation
                                                                                 Awards            Payouts

-------------------------------------------------------------------------------------------------------------------------

                                                                           Common     Restricted
                                                                           Shares     Shares or               All other
                                                              Other        Under      Restricted  LTIP       Compensation
 Name and Principal      Fiscal        Salary      Bonus   Annual Comp    Options\    Share       Payout         ($)
      Position          Year End         ($)        ($)        ($)      SARs granted  Units ($)      ($)
                                                                            (#)
-------------------------------------------------------------------------------------------------------------------------
Gary R. Freeman,      Nov 30/01        $60,000      Nil        Nil        90,000,        Nil         Nil         Nil
Director, President

                      Nov 30/00        $60,00       Nil      $30,000
-------------------------------------------------------------------------------------------------------------------------

Jerry G. Pogue        Nov 30/01      Nil            Nil        Nil         45,000        N/A         N/A         N/A
Director,

                      Nov 30/00      $              N/A        N/A         45,000        N/A         N/A         N/A
                      Nov 30/99      51,250         Nil        Nil          Nil          Nil         Nil         Nil
                      Nov.30/98      $55,000        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov.30/97      $46,000        Nil        Nil        100,000        Nil         Nil         Nil
                      Nov.30/96      Nil
                                     Nil
-------------------------------------------------------------------------------------------------------------------------

William R. Green,     Nov30/01           Nil                 $10,000       20,000         NA         N/A         N/A
Director

                      Nov 30/00                              $6,787
-------------------------------------------------------------------------------------------------------------------------

Michael Bartlett,     Nov 30/00                                            20,000
Director
-------------------------------------------------------------------------------------------------------------------------

Shalom (Sam)          Nov 30/01          Nil        Nil      $5,000        20,000        N/A         N/A         N/A
Szajman, Director

                      Nov 30/00        $1,400
-------------------------------------------------------------------------------------------------------------------------

James T. Martin       Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Past Director         Nov.30/98          Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov.30/97          Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov.30/96          Nil        Nil        Nil        292,500        Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------

Larry W. Reaugh       Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Former Director       Nov.30/98          Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov.30/97          Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov.30/96          Nil        Nil        Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------

Arthur S. Radtke      Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Past                  Nov.30/98       66,590(1)     Nil        Nil         50,000        Nil         Nil         Nil
Vice-President.       Nov.30/97       63,994(1)     Nil        Nil          Nil          Nil         Nil         Nil
Exploration &         Nov.30/96          Nil        Nil        Nil        100,000        Nil         Nil         Nil
Former Secretary
-------------------------------------------------------------------------------------------------------------------------

Timothy J. Percival   Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Former Director of    Nov.30/98        151,973      Nil        Nil        25,000         Nil         Nil         Nil
a Subsidiary (4)      Nov.30/97        116,668      Nil        Nil        25,000         Nil         Nil         Nil
                      Nov.30/96          Nil        Nil        Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------

David L. Seymour      Nov.30/978Nov.30/97309        Nil        Nil         95,000        Nil         Nil         Nil
Former Director       Nov.30/96          Nil        Nil        Nil          Nil          Nil         Nil         Nil
(2)(3)                                   Nil        Nil        Nil        100,000        Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------

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

Mr. Gary Freeman became a director and President as of March 24, 2000.

OUTSTANDING WARRANTS FROM PREVIOUS PRIVATE PLACEMENTS

As of November 30, 2001, there were warrants outstanding for the right to purchase 1,250,000 common shares exercisable at the price of $0.12 per share until October 10, 2002 and at $0.15 per share until October 20, 2003. These options are owned by G.F. Consulting, of Vancouver, B.C. Canada as to 150,0000, Dr. Harry Killas Inc., of Vancouver, B.C., Canada as to 50,000, Norm Jeske of Vancouver, B.C. Canada as to 250,000, Christian Russenberger of Waedenswil, Switzerland as to 200,000, Nicolas Mathys of Baar Switzerland as to 150,000, Carrera Investments of Nassau, Bahamas as to 150,000, Rakesh Dhir of Edmonton Alberta, Canada as to 100,000, S.Yasin Developments of Richmond, B.C. Canada as to 50,000 and Ronald Fisher of Vancouver, B.C. as to 200,000.

As of September 30, 2000, there were warrant outstanding for the right to purchase 87,000 common shares, exercisable at the price of $0.17 per share until September, 2001. These options are owned by Carrera Investments of Shirley House, 50 Shirley Street, P.O. Box N-8426 Nassau, Bahamas.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE
--------------------------------------------

The Corporation has no defined benefit or actuarial plans.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS
-----------------------------------------------------------------------------

The Corporation does not presently have any outstanding employment contracts.

MANAGEMENT AND CONSULTING CONTRACTS
-----------------------------------

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

COMPENSATION OF DIRECTORS
-------------------------

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

PROPOSED COMPENSATION
---------------------

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning December 1, 2000 as follows:

                                       MONTHLY             YEARLY
                                         CDN.               CDN.
          ----------------------------------------------------------------
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

The Corporation paid a total of $ 18,750 during the 1999 fiscal period to Mr. Gary Freeman in consulting fees. Mr. Gary Freeman also has two separate Stock Option Agreements with the Corporation, one dated June 10, 1998 for the right to purchase 20,000 common shares at the exercise price of $0.15 per share and the other dated April 4, 2000 for the right to purchase 70,000 common shares at the price of $0.52 per share.

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


ITEM 10.  ADDITIONAL INFORMATION

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

As at September 30, 2001, the Corporation has granted rights to purchase or acquire an aggregate of 352,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed below. The closing market price of the Common Shares on November 30, 2001 as traded on the Canadian Venture Exchange was $0.13.

OUTSTANDING EMPLOYEE AND DIRECTOR STOCK OPTIONS AS AT NOVEMBER 30, 2000
-----------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                 NO. OF
                                 COMMON                             EXERCISE                          MARKET VALUE ON
                             SHARES SUBJECT    DATE OF GRANT/         PRICE                               DATE OF
    NAME OF OPTIONEES         TO OPTION (#)    REPRICED                 $         EXPIRY DATE          GRANT/REPRICED
------------------------------------------------------------------------------------------------------------------------
Arthur S. Radtke (1)              7,000         June 10, 1998         $2.25         June 10, 2003         $24,500
------------------------------------------------------------------------------------------------------------------------
Jerry Pogue                      20,000          June 1,1999          $0.75        Sept. 11, 2001         $10,000
------------------------------------------------------------------------------------------------------------------------
Jerry Pogue                      25,000         April 4, 2000         $2.60         April 4, 2005          $9,375
------------------------------------------------------------------------------------------------------------------------
Timothy Percival (1)              5,000          June 1, 1999         $0.75          May 8, 2002           $2,500
------------------------------------------------------------------------------------------------------------------------
Timothy Percival (1)              5,000         June 10, 1998         $0.75         June 10, 2003          $5,000
------------------------------------------------------------------------------------------------------------------------
Gary Freeman                     20,000          June 1, 1999         $0.75         June 10, 2003         $15,000
------------------------------------------------------------------------------------------------------------------------
Gary Freeman                     70,000         April 4, 2000         $2.60         April 4, 2005         $297,500
------------------------------------------------------------------------------------------------------------------------
Albert Wu                         5,000         Feb. 18, 2000         $1.20         June 10, 2003          $5,000
------------------------------------------------------------------------------------------------------------------------
Michael Bartlett                 20,000         Feb. 10, 2000         $1.20         Feb. 10, 2005         $30,000
------------------------------------------------------------------------------------------------------------------------
Sam Szajman                      20,000         Feb. 10, 2000         $1.20         Feb. 10, 2005         $30,000
------------------------------------------------------------------------------------------------------------------------
William R. Green                 20,000         Feb. 22, 2000         $1.55         Feb. 22, 2005         $40,000
------------------------------------------------------------------------------------------------------------------------
David Tenaglia                   12,000         Feb. 22, 2000         $1.55         Feb. 22, 2005         $24,000
------------------------------------------------------------------------------------------------------------------------
Shelley Morgan                    8,000         Feb. 22, 2000         $1.55         Feb. 22, 2005         $16,000
------------------------------------------------------------------------------------------------------------------------
Shelley Morgan                    8,000         April 4, 2000         $2.6          April 4, 2005         $34,000
------------------------------------------------------------------------------------------------------------------------
         TOTAL                  352,000                                                                   $542,875
------------------------------------------------------------------------------------------------------------------------

(1) Is a resident in the United States and is engaged by the Corporation as a Geologist.

SHARE ISSUANCES

All issuances of shares for the past three years are represented in the Company's financial statements incorporated by reference herein.

ARTICLES, MEMORANDUM AND BY-LAWS OF THE CORPORATION

The Memorandum and Articles of Incorporation, outlining all classes of shares, shareholder rights, alteration of rights, privileges, directors' powers, borrowing powers of the directors and their ability to bind the corporation, sinking fund provisions, meetings of shareholders and shareholder rights in the event of liquidation of the Company's assets are attached as and Exhibit and are incorporated herein by reference.

There are currently no anti-takeover, poision pill or shareholder rights protections in the event of a takeover bid in place.

The Company currently does not pay dividends and has no plans to pay dividends in the near future.
Documents incorporated herein by reference may be viewed at the offices of the Company between the hours of 9:00 am to 5:00 pm Pacific Standard Time.

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

A non-resident who holds shares on the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 17.          FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:


DESCRIPTION OF STATEMENT
------------------------

Consolidated Balance Sheets, Statements of Loss and Deficit Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended November 30, 2001 and 2000


ITEM 18.          FINANCIAL STATEMENTS

See Item 17

ITEM 19.          EXHIBITS

FINANCIAL STATEMENTS AND EXHIBITS


EXHIBIT NUMBER
--------------
                                                                                                              PAGE
                                                                                                              ----
1.1       Certificates of Name Change dated July 18, 1996 and October 17, 1996.                                 *

1.2       Certificate of Incorporation dated October 7, 1994.                                                   *

1.3       Articles (Bylaws) of the Corporation                                                                  *

1.4       Amendments to Articles of the Corporation, dated July 18, 1996 and October 16, 1996                   *

2.1       Option Agreements between the Corporation and Management, Employees and Director.                     *

4.1       Mining Lease and Option  Agreement  between St. George Metals,  Inc. and Triband Resource US Inc.     *
          dated June 29,1998

4.2       Mining Lease Agreement  between  Brancote U.S. Inc., and Triband Resource US Inc. dated April 21,     *
          1998.

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

4.8       Certificate of Name Change and Amendment to Articles of the Corporation dated  August 22, 2001        39

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

TRIBAND RESOURCE CORPORATION



By:  /s/ Gary R. Freeman
     -----------------------
     Gary R. Freeman,
     President


Date: May 30,2002.

                            TRIBAND ENTERPRISE CORP.
                     (Formerly Triband Resource Corporation)
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                NOVEMBER 30, 2001

                                AUDITORS' REPORT


TO THE SHAREHOLDERS OF
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)


We have audited the consolidated balance sheet of Triband Enterprise Corp. (formerly Triband Resource Corporation) as at November 30, 2001 and the consolidated statements of operations and deficit, cash flows and changes in shareholders' equity for the year then ended, as well as this year's changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2001. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations, cash flows and changes in shareholders' equity for the year then ended, as well as this year's changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated balance sheet as at November 30, 2000 and the consolidated statements of operations and deficit, cash flows and changes in shareholders' equity for each in the two-year period ended November 30, 2000, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 30, 2001.


                                                 SADOVNICK TELFORD + SKOV

                                                    CHARTERED ACCOUNTANTS

Vancouver, Canada
March 26, 2002

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

===============================================================================================
                                                         Notes         2001             2000
-----------------------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash and cash equivalents                                       $    59,833     $   128,622
    Receivables                                                          15,986           9,986
    Prepaid expenses                                                      6,230          21,950
                                                                    -----------     -----------
                                                                         82,049         160,558

PROPERTY, PLANT AND EQUIPMENT                                4            9,350          11,483
MINERAL PROPERTIES                                        2, 5               --         413,538
DEFERRED EXPLORATION COSTS                                2, 6               --         783,717
INVESTMENTS                                                  7           27,565          27,565
                                                                    -----------     -----------
                                                                    $   118,964     $ 1,396,861
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                 9      $   102,035     $    38,810
    Due to affiliated company                                9            2,594           5,562
                                                                    -----------     -----------
                                                                        104,629          44,372
                                                                    -----------     -----------
NATURE AND CONTINUANCE OF OPERATIONS                         1

CONTINGENCY                                                 13

SHAREHOLDERS' EQUITY
    Capital stock                                        8, 14        4,230,059       4,230,059
    Common shares committed to be issued                     8          125,000              --
    Deficit accumulated during the exploration stage                 (4,340,724)     (2,877,570)
                                                                    ------------    -----------
                                                                         14,335       1,352,489
                                                                    -----------     -----------
                                                                    $   118,964     $ 1,396,861
===============================================================================================


ON BEHALF OF THE BOARD:


"Gary Freeman"                         "Sam Szajman"
______________     Director            ______________     Director

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)

===================================================================================================================
                                                  Cumulative
                                                    Amounts
                                                      From
                                                  October 7,
                                                    1994 to                    Years Ended November 30,
                                                  November 30,      -----------------------------------------------
                                                      2001              2001              2000              1999
-------------------------------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE
  EXPENSES
    Amortization                                  $    16,280       $     3,097       $     4,376       $       212
    Consulting fees                                   304,174           108,667            87,790            29,520
    Listing and transfer agent fees                   115,151            19,061            11,593            44,419
    Office                                            191,914            37,393            40,400            48,098
    Professional fees                                 115,894            26,956            14,495             8,720
    Property investigation                            186,563            10,000               196            50,062
    Rent                                               78,874             1,416            13,049            19,084
    Salaries and benefits                              80,308                --                --             5,085
    Shareholders' communications                      373,446            10,466            74,107           128,356
    Travel                                             70,096             8,378            34,151               148
                                                  -----------       -----------       -----------       -----------
                                                   (1,532,700)         (225,434)         (280,157)         (333,704)

INTEREST INCOME                                       196,101             1,892             7,424            11,818

INVESTMENT INCOME                                      27,564                --            27,564                --

GAIN ON SALE OF MARKETABLE
  SECURITIES                                          100,703                --           100,703                --

GAIN (LOSS) ON FOREIGN EXCHANGE                       161,137            (1,106)           (3,154)          (12,056)

LOSS ON DISPOSAL OF PROPERTY,
  PLANT AND EQUIPMENT                                  (4,186)               --                --            (4,186)

WRITE-OFF OF MINERAL PROPERTIES
  (NOTE 2)                                         (1,098,950)          (20,186)         (632,326)          (32,900)

WRITE-OFF OF DEFERRED EXPLORATION
  COSTS (NOTE 2)                                   (1,568,696)          (19,293)         (433,928)         (154,282)

WRITE-DOWN OF MARKETABLE
  SECURITIES                                         (374,526)               --                --          (374,526)

WRITE-DOWN OF INVESTMENTS                            (146,449)               --          (146,449)               --

WRITE-OFF OF ACQUISITION COSTS                       (100,722)           (1,772)          (98,950)               --
                                                  -----------       -----------       -----------       -----------

NET LOSS FOR THE PERIOD                           $(4,340,724)      $  (265,899)      $(1,459,273)      $  (899,836)
===================================================================================================================

LOSS PER SHARE (NOTES 2 AND 10)                                     $     (0.10)      $     (0.53)      $     (0.35)
===================================================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

===================================================================================================================
                                                  Cumulative
                                                    Amounts
                                                     From
                                                  October 7,
                                                    1994 to                    Years Ended November 30,
                                                  November 30,      -----------------------------------------------
                                                      2001              2001                 2000            1999
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period                           $(4,340,724)      $  (265,899)      $(1,459,273)      $  (899,836)
Items not affecting cash
  Amortization                                         16,280             3,097             4,376               212
  Investment income                                   (27,564)               --           (27,564)               --
  Gain on sale of marketable
    securities                                       (100,703)               --          (100,703)               --
  Loss on disposal of property, plant
    and equipment                                       4,186                --                --             4,186
  Write-off of mineral properties                   1,098,950            20,186           632,326            32,900
  Write-off of deferred exploration
    costs                                           1,568,696            19,293           433,928           154,282
  Write-down of marketable
    securities                                        374,526                --                --           374,526
  Write-down of investments                           146,449                --           146,449                --
  Write-off of acquisition costs                      100,722             1,772            98,950                --

Changes in non-cash working capital
  items
  (Increase) decrease in receivables                  (15,986)           (6,000)           (8,672)            3,559
  (Increase) decrease in prepaid
    expenses                                           (6,230)           15,720             9,742           (25,589)
  (Increase) decrease in due from
    affiliated companies                                   --                --            29,327           (29,327)
  Increase in accounts payable and
    accrued liabilities                               102,035            63,225            16,464            10,989
  Increase (decrease) in due to
    affiliated company                                  2,594            (2,968)            5,562           (69,548)
                                                  -----------       -----------       -----------       -----------

Net cash used in operating activities              (1,076,769)         (151,574)         (219,088)         (443,646)
                                                  -----------       -----------       -----------       -----------

CASH FLOWS FROM INVESTING
  ACTIVITIES
  Proceeds on sale of marketable
    securities                                        488,027                --           488,027                --
  Property, plant and equipment
    acquired                                          (38,196)             (964)          (14,660)           (1,411)
  Proceeds on disposal of property,
    plant and equipment                                 6,183                --                --             6,183
  Acquisition of mineral properties                  (498,950)          (20,186)         (132,577)          (97,106)
  Increase in deferred exploration
    costs                                          (1,566,499)          (19,293)          (88,823)         (224,791)
  Increase in investments                          (1,009,022)           (1,772)          (98,950)         (146,450)
                                                  -----------       -----------       -----------       -----------

Net cash (used in) provided by
    investing activities                          $(2,618,457)      $   (42,215)      $   153,017       $  (463,575)
-------------------------------------------------------------------------------------------------------------------

                                 - Continued -

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)

=============================================================================================================
                                                  Cumulative
                                                    Amounts
                                                     From
                                                  October 7,
                                                    1994 to                 Years Ended November 30,
                                                  November 30,    -------------------------------------------
                                                      2001           2001             2000            1999
-------------------------------------------------------------------------------------------------------------
Continued...

CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of capital stock, net of
      issuance costs                              $3,630,059      $       --       $  176,361      $   84,250
    Common shares committed to be
      issued                                         125,000         125,000               --              --
                                                  ----------      ----------       ----------      ----------

Net cash provided by financing
      activities                                   3,755,059         125,000          176,361          84,250
                                                  ----------      ----------       ----------      ----------

NET CHANGE IN CASH AND CASH
      EQUIVALENTS DURING THE PERIOD                   59,833         (68,789)         110,290        (822,971)

CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD                                 --         128,622           18,332         841,303
                                                  ----------      ----------       ----------      ----------

CASH AND CASH EQUIVALENTS,
      END OF PERIOD                               $   59,833      $   59,833       $  128,622      $   18,332
=============================================================================================================
SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS
=============================================================================================================
                                                  Cumulative
                                                   Amounts
                                                     From
                                                  October 7,
                                                    1994 to                 Years Ended November 30,
                                                  November 30,    ------------------------------------------------------
                                                     2001            2001             2000            1999
-------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
     Interest                                     $        --     $       --       $       --      $       --
     Income taxes                                 $        --     $       --       $       --      $       --
=============================================================================================================

Since inception of the exploration stage, the Company has issued a total of 610,700 common shares (adjusted for roll-back) for non-cash consideration as follows:
================================================================================
                 Number
Year           of Shares         Amount        Consideration
--------------------------------------------------------------------------------
1999             10,700        $      --        Finder's fee
1996            600,000          600,000        Acquisition of mineral property
================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

====================================================================================================================
                                                                                           Deficit
                                                             Common         Common       Accumulated
                                                             Shares         Shares       During the
                                  Number                   ssued and      Committed      Exploration
                               of Shares        Price      Fully Paid    to be Issued        Stage           Total
--------------------------------------------------------------------------------------------------------------------
BALANCE AT
NOVEMBER 30, 1998               2,456,903                  $3,969,448      $     --      $  (518,461)     $ 3,450,987

    Issuance of shares
      for cash
      Private placement           107,000        0.75          80,250                             --           80,250
      Exercise of options           4,000        1.00           4,000                             --            4,000
    Issuance of shares
      for finder's fee             10,700                          --                             --               --
    Net loss for the year              --                          --                       (899,836)        (899,836)
                               ----------                  ----------                    -----------      -----------

BALANCE AT
NOVEMBER 30, 1999               2,578,603                   4,053,698                     (1,418,297)       2,635,401

    Issuance of shares
      for cash
      Exercise of options          25,000        0.75          18,750                             --           18,750
      Exercise of options         113,190        0.85          96,211                             --           96,211
      Exercise of options          38,500        1.00          38,500                             --           38,500
      Exercise of options           3,000        2.25           6,750                             --            6,750
      Exercise of
        warrants                   19,000        0.85          16,150                             --           16,150
    Net loss for the year              --                          --                     (1,459,273)      (1,459,273)
                               ----------                  ----------                    -----------     ------------

BALANCE AT
NOVEMBER 30, 2000               2,777,293                   4,230,059                     (2,877,570)       1,352,489

    Change in
      accounting policy
      (Note 2)                                                                            (1,197,255)      (1,197,255)
    Common shares
      committed to
      be issued (Note 8)               --                          --       125,000               --          125,000
    Net loss for the year              --                          --            --         (265,899)        (265,899)
                               ----------                  ----------      --------      -----------      -----------

BALANCE AT
NOVEMBER 30, 2001               2,777,293                  $4,230,059      $125,000      $(4,340,724)     $    14,335
============================================================================================================-----====

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

1.   NATURE AND CONTINUANCE OF OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

     Effective July 9, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterprise Corp.

     The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 7). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.

     The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

2.   CHANGE IN ACCOUNTING POLICY

     Effective December 1, 2000, the Company has adopted the new accounting guideline AcG-11 "Enterprises in the Development Stage", issued by the Canadian Institute of Chartered Accountants. The adoption of AcG-11 will result in a change in the Company's accounting policy relating to mineral properties and deferred exploration costs. The Company has adjusted the opening balance of deficit for previously capitalized mineral properties and deferred exploration costs, and will expense future mineral properties and exploration costs as incurred.

3.   SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include investments.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

     The Company has adopted the new accounting guideline AcG-11 "Enterprises in the Development Stage", issued by the Canadian Institute of Chartered Accountants. The adoption of AcG-11 will result in a change in the Company's accounting policy relating to mineral properties and deferred exploration costs. The Company will expense future mineral properties and exploration costs as incurred until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence exists in the opinion of Management to support the recognition of an asset.

     COST OF MAINTAINING MINERAL PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL PROTECTION AND RECLAMATION COSTS

     The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

     Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

     CAPITAL STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN EXCHANGE

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in statements of operations.

     LOSS PER SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the year.

     Diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For all the years presented, this calculation proved to be anti-dilutive.

     STOCK-BASED COMPENSATION

     The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted.

     INCOME TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

=================================================================================================
                                                                                Net Book Value
                                                                             --------------------
                                                              Accumulated
                                                     Cost     Amortization     2001        2000
     --------------------------------------------------------------------------------------------
     Office furniture and equipment                $ 6,984      $ 2,559      $ 4,425      $ 4,447
     Computer equipment                             10,050        5,125        4,925        7,036
                                                   -------      -------      -------      -------
                                                   $17,034      $ 7,684      $ 9,350      $11,483
=================================================================================================

5.   MINERAL PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

     ====================================================================================================

                                                                                     2001         2000
     ----------------------------------------------------------------------------------------------------
     STAKED CLAIMS, NEVADA, U.S.A.

     A 100% interest in certain claims by staking and by entering into an option agreement. During the current year, the Company wrote-off previously capitalized costs to statements of operations and adjusted
     opening deficit                                                               $     --      $413,538
     ====================================================================================================

     FUTURE MINERAL PROPERTY PAYMENTS

     a) The Company is required to pay annual filing fees totaling US$15,000 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) 2.5% NSR production royalty, to a payout purchase price of US$2,000,000, upon exercise of the option;

          ii)  Incur expenditures totaling US$15,000 by July 9, 2002.
               Incur expenditures totaling US$20,000 by July 9, 2003.
               Incur expenditures totaling US$25,000 each by July 9, 2004 and during each of the following year during the lease term.
               The maximum required total work commitment from the date of this lease shall be $250,000.

     TITLE TO MINERAL PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

6.   DEFERRED EXPLORATION COSTS

     The following is a summary of the deferred exploration costs incurred during 2001 and 2000:

     =========================================================================================
                                                British
                                                Columbia           Nevada             Total
     -----------------------------------------------------------------------------------------
     Balance at December 1, 1999               $   422,682       $   706,140       $ 1,128,822
                                               -----------       -----------       -----------

     Assaying the sample preparation                    --            11,908            11,908
     Field expenditures                                 --             4,380             4,380
     Geological consulting                              --            61,193            61,193
     Report preparation and mapping                     --                22                22
     Travel                                             --            11,320            11,320
                                               -----------       -----------       -----------

     Expenditures incurred during the year              --            88,823            88,823
     Written-off during the year                  (422,682)          (11,246)         (433,928)
                                               -----------       -----------       -----------

                                                  (422,682)           77,577          (345,105)
                                               -----------       -----------       -----------

     Balance at November 30, 2000                       --           783,717           783,717

     Field expenditures                                 --             2,355             2,355
     Geological consulting                              --            16,312            16,312
     Travel                                             --               626               626
                                               -----------       -----------       -----------

     Expenditures incurred during the year              --            19,293            19,293
     Written-off during the year                                     (19,293)          (19,293)
     Change in accounting policy (Note 2)               --          (783,717)         (783,717)
                                               -----------       -----------       -----------

                                                        --          (783,717)         (783,717)
                                               -----------       -----------       -----------

     Balance at November 30, 2001              $        --       $        --       $        --
     =========================================================================================

7.   INVESTMENTS

     ===========================================================================

                                         2001             2000
     ---------------------------------------------------------------------------

Investments is comprised of:
     Puresource, Inc.                  $     1           $     1
     Clearant, Inc.                     27,564            27,564
                                       -------           -------
                                       $27,565           $27,565
                                       =======           =======

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

7.   INVESTMENTS (cont'd...)

     PURESOURSE, INC.

     During the year ended November 30, 1999, the Company acquire 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis.

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

     The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs (recoveries) relating to this acquisition, totaling $(1,650) (2000 - $98,950), were written-off to operations.

     VIA VIS TECHNOLOGIES INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issued and outstanding shares of Via Vis in exchange of 41,500,000 common shares of the Company.

     The Company subsequently determined not to proceed with the acquisition of Via Vis due to certain difficulties. Consequently, all costs relating to this acquisition totaling $3,422 (2000 - $Nil), were written-off to operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

7.   INVESTMENTS (cont'd...)

     INDICO TECHNOLOGIES CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

8.   CAPITAL STOCK

     ======================================================================================================
                                                                                   Number
                                                                                  of Shares        Amount
     ------------------------------------------------------------------------------------------------------
     Authorized
          Unlimited number of common shares without par value
          Unlimited number of preferred shares, issuable in series

     Common shares issued
          As at November 30, 1998                                                 2,456,903      $3,969,448
               For cash - private placement                                         107,000          80,250
               For cash - exercise of options                                         4,000           4,000
               For finder's fee                                                      10,700              --
                                                                                 ----------      ----------

          As at November 30, 1999                                                 2,578,603       4,053,698
               For cash - exercise of options                                       179,690         160,211
               For cash - exercise of warrants                                       19,000          16,150
                                                                                 ----------      ----------

          As at November 30, 2000 and 2001                                        2,777,293      $4,230,059
     ======================================================================================================

     Effective August 22, 2001, the Company decided to consolidate its shares on a one new share for every five old shares basis. The effects of the consolidation have been applied on a retroactive basis.

     COMMON SHARES COMMITTED TO BE ISSUED

     Pursuant to a private placement, the Company received $125,000 and committed to issue 1,250,000 common shares at $0.10 per share and 1,250,000 share purchase warrants entitling the holders to purchase an additional 1,250,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003 (Note 14b and c).

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

8.   CAPITAL STOCK (cont'd...)

     STOCK OPTIONS

     The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

     The following incentive stock options were outstanding at November 30, 2001:

     ===========================================================================

                     Number              Exercise
                   of Shares               Price              Expiry Date

                      5,000                 0.75             May 8, 2002
                      5,000                 1.20             June 10, 2003
                     25,000                 0.75             June 10, 2003
                     40,000                 1.20             February 10, 2005
                     32,000                 1.55             February 22, 2005
                     95,000                 2.60             April 4, 2005
     ===========================================================================

9.   RELATED PARTY TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a)   The Company paid $10,000 (2000 - $6,787; 1999 - $123,954) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs.

     b)   The Company paid $70,000 (2000 - $101,250; 1999 - $55,000) in consulting fees and shareholders' communications to directors of the Company.

     c) $28,375 (2000 - $1,166) included in accounts payable and accrued liabilities to directors or to a company controlled by a director for geological services.

     Amounts due to or from affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.

10.  LOSS PER SHARE

     Loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, share consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

         2001 fiscal year           2,777,293
         2000 fiscal year           2,675,356
         1999 fiscal year           2,489,049

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  INCOME TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 44.71% (2000 - 45.62%) are as follows:

     ==================================================================================

                                                              2001              2000
     ----------------------------------------------------------------------------------
Net loss for the year                                     $  (265,899)      $(1,459,273)

Income tax recovery at combined basic
Canadian Federal and Provincial tax rate:
     44.71% (2000 - 45.62%)                                   118,883           665,720
Foreign tax rates differentials                               (13,707)          (30,712)
Permanent differences                                              --               577
Tax benefit of losses not recognized in current year         (105,176)         (635,585)
                                                          -----------       -----------

Income tax recovery                                       $        --       $        --
     ==================================================================================

     A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

     ===========================================================================

                                                      2001              2000
     ---------------------------------------------------------------------------
     Future income tax:
          Property, plant and equipment           $    12,200       $     9,100
          Mineral properties                          282,700           288,500
          Deferred exploration costs                  189,000           192,800
          Issuance costs                              110,600           112,800
          Losses available for future periods       1,116,400           999,300
                                                  -----------       -----------

                                                    1,710,900         1,602,500
     Valuation allowance                           (1,710,900)       (1,602,500)
                                                  -----------       -----------
                                                  $        --       $        --
     =========================================================================

     The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2000 - 34%).

     These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  INCOME TAXES (cont'd...)

     Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2000 $1,055,000) and operating losses of approximately $1,548,300 (2000 $1,294,900) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,247,700 (2000 -$1,201,600) available to reduce US taxable income. These losses expire as follows:


              2002                    $     11,000        $         --
              2003                          96,000                  --
              2004                         194,300                  --
              2005                         321,300                  --
              2006                         504,600                  --
              2007                         167,700                  --
              2008                         253,400                  --
              2017                              --             185,000
              2018                              --             483,800
              2019                              --             321,800
              2020                              --             211,000
              2021                                              46,100
                                      ------------        ------------

                                      $  1,548,300        $  1,247,700
                                      ============        ============

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     STOCK BASED COMPENSATION

     The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

     SFAS 123, however allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2001, compensation expense totaling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

     ===========================================================================

                                     2001              2000             1999
     ---------------------------------------------------------------------------

     Risk free interest rate             4%             6.16%             5.50%
     Expected life                  5 years           5 years           5 years
     Expected volatility                68%              161%              147%
     Expected dividends                 --                --                --
     ===========================================================================

     The following is a summary of the status of stock options outstanding at November 30, 2001:

     ==============================================================================
                                     Outstanding Options        Exercisable Options
                                   -----------------------     --------------------
                                     Weighted
                                     Average      Weighted                 Weighted
                                    Remaining     Average                  Average
     Range of                      Contractual    Exercise                 Exercise
     Exercise Prices     Number    Life (Years)     Price      Number       Price
     ------------------------------------------------------------------------------
     $    0.75           30,000        1.97        $ 0.75      30,000      $ 0.75
          1.20 - 1.55    77,000        3.10          1.35      77,000        1.35
          2.60           95,000        3.35          2.60      95,000        2.60
     ==============================================================================

     The consolidation of the Company's outstanding options on a one new for five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     The following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

     ===============================================================================================
                                                                                            Weighted
                                                                                            Average
                                                                       Number               Exercise
                                                                      of Shares               Price
     -----------------------------------------------------------------------------------------------
     Outstanding and exercisable at December 1, 1998                   241,500               $ 1.80
          Granted                                                      113,190                 0.85
          Exercised                                                     (4,000)                1.00
          Forfeited                                                   (109,000)                1.95
                                                                      --------

     Outstanding and exercisable at November 30, 1999                  241,690

     Weighted average fair value of options granted during 1999                    $ 1.90
                                                                                   ======

          Granted                                                      183,000                 2.05
          Exercised                                                   (179,690)                0.85
          Forfeited                                                         --                   --
                                                                      --------

     Outstanding and exercisable at November 30, 2000                  245,000

     Weighted average fair value of options granted during 2000                    $ 1.80
                                                                                   ======

          Granted                                                           --                   --
          Exercised                                                         --                   --
          Forfeited                                                    (43,000)                1.50
                                                                      --------

     Outstanding and exercisable at November 30, 2001                  202,000
                                                                      ========

     Weighted average fair value of options granted during 2001                    $1.85
     ===============================================================================================

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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

     During the current year, the Company's decision to adopt a policy of expensing all mineral properties and deferred exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP. Accordingly, and in contrast to the disclosure provided here in previous years, the Company considers that no US/Canadian GAAP difference exists in respect to mineral properties and deferred exploration costs in these financial statements.

     TRADING SECURITIES AND AVAILABLE-FOR-SALE SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico) (Note 7) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as trading securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in statements of operations.

     COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

     For the years ended November 30, 2001, 2000 and 1999, there were no other items of comprehensive income.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS

     In July, 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and `FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.


     In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS-121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

     =============================================================================================================
                                                 Cumulative
                                                   Amounts
                                                    From
                                                 October 7,
                                                  1994 to                     Years Ended November 30,
                                                 November 30,      -----------------------------------------------
                                                     2001              2001              2000              1999
     -------------------------------------------------------------------------------------------------------------
     Loss for the period as reported             $(4,340,724)      $  (265,899)      $(1,459,273)      $  (899,836)

     Less:
       Compensation expense on
         granting of stock options                  (704,826)               --          (476,404)         (120,471)
       Acquisition of mineral
         properties                               (1,098,950)          (20,186)         (132,577)          (97,106)
       Deferred exploration costs                 (1,568,696)          (19,293)          (88,823)         (224,791)

     Add:
       Write-off of mineral properties
         and deferred costs under
         Canadian generally
         accepted accounting
         principles                                2,667,646            39,479         1,066,254           187,182
                                                 -----------       -----------       -----------       -----------

     Loss for the period in
            accordance with United
            States generally accepted
            accounting principles                $(5,045,550)      $  (265,899)      $(1,090,823)      $(1,155,022)
     =============================================================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

     ==================================================================================================
                                                                   Years Ended November 30,
                                                        -----------------------------------------------
                                                            2001              2000              1999
     --------------------------------------------------------------------------------------------------
     Deficit, as reported                               $(4,340,724)      $(2,877,570)      $(1,418,297)
                                                        -----------       -----------       -----------

     Cumulative compensation expense
          on granting of stock options                     (704,826)         (704,826)         (228,422)

     Mineral property acquisition costs
          expensed under United States
          generally accepted accounting
          principles                                             --          (413,538)         (913,287)
     Deferred exploration costs expensed
          under United States generally
          accepted accounting principles                         --          (783,717)       (1,128,822)
                                                        -----------       -----------       -----------

                                                           (704,826)       (1,902,081)       (2,270,531)
                                                        -----------       -----------       -----------

     Deficit in accordance with United
          States generally accepted
          accounting principles                         $(5,045,550)      $(4,779,651)      $(3,688,828)
     ==================================================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

     ============================================================================================================
                                                                      Common          Deficit
                                           Capital Stock              Shares        Accumulated
                                   ----------------------------      Committed      During the
                                     Number                           To be         Exploration
                                    of Shares         Amount          Issued           Stage             Total
     ------------------------------------------------------------------------------------------------------------

     Shareholders' equity as
       reported November 30,
       1999                          2,578,603      $ 4,053,698      $      --      $(1,418,297)      $ 2,635,401

     Mineral property
       acquisition costs
       expensed under
       United States
       generally accepted
       accounting principles                --               --             --         (913,287)         (913,287)

     Deferred exploration
       costs  expensed under
       United States
       generally accepted
       accounting principles                --               --             --       (1,128,822)       (1,128,822)

     Compensation expense
       on granting of stock
       options                              --          228,422             --         (228,422)               --
                                   -----------      -----------      ---------      -----------       -----------

     Shareholders' equity in
       accordance with
       United States
       generally accepted
       accounting  principles
       at November 30, 1999          2,578,603      $ 4,282,120      $      --      $(3,688,828)      $   593,292
     ============================================================================================================

                                  - continued -

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     ==================================================================================================================
     Continued
                                                                            Common         Deficit
                                                Capital Stock               Shares        Accumulated
                                          --------------------------      Committed       During the
                                            Number                          To be         Exploration
                                          of Shares         Amount          Issued           Stage             Total
     ------------------------------------------------------------------------------------------------------------------

     Shareholders' equity as
         reported November 30,
         2000                             2,777,293      $ 4,230,059      $       --      $(2,877,570)      $ 1,352,489

     Mineral property acquisition
         costs expensed under
         United States generally
         accepted accounting
         principles                              --               --              --         (413,538)         (413,538)

     Deferred exploration costs
         expensed under United
         States generally
         accepted accounting
         principles                              --               --              --         (783,717)         (783,717)

     Compensation expense on
         granting of stock options               --          704,826              --         (704,826)               --
                                        -----------      -----------      ----------      -----------       -----------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2000                         2,777,293      $ 4,934,885      $       --      $(4,779,651)      $   155,234
     ==================================================================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     ================================================================================================================
     Continued
                                                                            Common        Deficit
                                                 Capital Stock              Shares       Accumulated
                                           --------------------------     Committed      During the
                                             Number                         To be       Exploration
                                            of Shares        Amount         Issued          Stage          Total
     --------------------------------------------------------------------------------------------------------------

     Shareholders' equity as
         reported November 30,
         2001                                2,777,293    $ 4,230,059    $   125,000    $(4,340,724)    $    14,335

     Compensation expense on
         granting of stock options                  --        704,826             --       (704,826)             --
                                           -----------    -----------    -----------    -----------     -----------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2001                            2,777,293    $ 4,934,885    $   125,000    $(5,045,550)    $    14,335
     ==============================================================================================================

     LOSS PER SHARE

     SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

     The following loss per share information results under United States general accepted accounting principles:

     ================================================================================================
                                                            2001            2000            1999
     ------------------------------------------------------------------------------------------------
     Net loss for the year under United States GAAP     $  (265,899)    $ (1,090,823)    $ (1,155,022)
     ================================================================================================

     Weighted average number of shares outstanding
          under United States GAAP (adjusted for          2,777,293        2,675,356        2,489,049
          roll-back)
     ================================================================================================

     Basic loss per share                               $     (0.10)    $      (0.41)    $      (0.46)
     ================================================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

13.  CONTINGENCY

     ENVIRONMENTAL REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

14.  SUBSEQUENT EVENTS

     CAPITAL STOCK

     Subsequent to the year end the following shares and stock options were issued:

     a)   475,337 Common shares for debt at $0.10 per share.

     b) Subsequent to the year end, the Company received an additional $10,000 for the private placement. Pursuant to the private placement, the Company issued 1,350,000 Common shares at $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an additional 1,350,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003. 750,000 share purchase warrants were exercised into 750,000 common shares at $0.12 per share.

     c)   50,000 Common shares for finder's fee at $0.10 per share.

     d) 505,000 incentive stock options at a price of $0.17 per share until February 27, 2007, canceling all previously granted incentive stock options.

15.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in current year.