Form 20-F/A
period 2001-11-30
TRIBAND RESOURCE CORP
filed 2002-12-02
CIK 1077640

Complete Copy
                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 20-F/A
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   November 30, 2001
                            -----------------

                         Commission file number 0-29986

                            TRIBAND ENTERPRISE CORP.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Alberta, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                #903 - 1485 W. 6th Ave., Vancouver, B.C., V6H 4G1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


        Title of each class            Name of each exchange on which registered
        -------------------            -----------------------------------------
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

Indicate by check mark which financial statement item the registrant has elected
to follow.     [X| Item 17          [ ] Item 18

                                              Index to Exhibits found on page 39

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

                              2001       2000       1999      1998     1997    1996     1995    1994
                              ----       ----       ----      ----     ----    ----     ----    ----

Rate at end of Period        $ 0.5717  $  0.6678  $ 0.6862   $ 0.65   $0.70   $ 0.74  $ 0.74  $ 0.73

Average Rate During Period   $ 0.5477  $  0.6579  $ 0.6718   $ 0.68   $0.72   $ 0.73  $ 0.73  $ 0.73

High Rate                    $ 0.5922  $  0.6695  $ 0.6535   $ 0.63   $0.70   $ 0.72  $ 0.70  $ 0.72

Low Rate                     $ 0.5032  $  0.6411  $ 0.6890   $ 0.71   $0.75   $ 0.75  $ 0.75  $ 0.76


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

CU                          chemical symbol for copper

EPIDOTE a calcium, aluminum silica mineral, common in metamorphic rocks

FEOX general chemical term for group of minerals containing iron and oxygen and/or water

FLUORITE                    a mineral composed of calcium and fluorine (CaF2)

GRANITE an igneous rock consisting of quartz and orthoclase with biotite, hornblende or biotite as mafic constituents.

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

SILICIFICATION              the introduction of or replacement by silica

THALLIUM                    a chemical element, chemical symbol Tl

ULTRAMAFICS                 group of igneous rocks containing very small amounts
                            of silica and large amounts of magnesium and iron

VESICULAR BASALT FLOWS      a surface flow of dark gray volcanic rocks of mafic
                            composition with open voids from gas bubbles

ZN                          chemical symbol for zinc

                                TABLE OF CONTENTS

                                     PART I
                                                                          Page
                                                                          ----


ITEM 1    Identity of Directors, Senior Management and Advisors...............7

ITEM 2    Offer Statistics and Expected Timetable.............................7

ITEM 3    Key Information.....................................................7

ITEM 4    Information on the Company..........................................12

ITEM 5    Operating and Financial Review and Prospects........................24

ITEM 6    Directors, Senior Management and Employees..........................30

ITEM 7    Major Shareholders and Related Party Transactions...................34

ITEM 8    Financial Information...............................................35

ITEM 9    The Offer and Listing...............................................35

ITEM 10   Additional Information..............................................36

ITEM 11   Quantitative and Qualitative Disclosures About Market Risk..........38

ITEM 12   Description of Securities Other than Equity Securities..............38

                                     PART II

ITEM 13   Defaults, Dividend Arrears and Delinquencies........................38

ITEM 14   Material Modifications to the rights of Security Holders
            and Use of Proceeds...............................................38

                                    PART III


ITEM 17  Financial Statements.................................................38

ITEM 18  Financial Statements.................................................39

ITEM 19  Financial Statements and Exhibits....................................40

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


Directors, Officers, Senior Management

Gary Freeman, Vancouver, BC, President and Director of Triband Enterprise Corp.

Sam Szajman, Vancouver, BC, Director of Triband Enterprise Corp.

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

CHANGE IN ACCOUNTING POLICY

On December 1, 2000, the Company changed its accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements of the current year is that $19,293 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:


=======================================================================================================
Prior to change in policy             2001           2000          1999           1998           1997
-------------------------------------------------------------------------------------------------------
Opening deficit                   $ 2,877,570   $ 1,418,297    $   518,461   $   289,659   $    88,554
Net loss for the year                 679,437     1,459,273        899,836       228,802       201,105
------------------------------------------------------------------------------------------------------

Closing deficit                     3,557,007     2,877,570      1,418,297       518,461       289,659
-----------------------------------------------------------------------------------------------------

Restated, due to change
  in policy:
------------------------------------------------------------------------------------------------------

Opening deficit                     3,661,287     2,547,119      1,576,774       891,228        88,554
Net loss for the year                 679,437     1,459,273        899,836       228,802       201,105
Net change due to
  change in policy                         --      (345,105)        70,509       456,744       601,569
------------------------------------------------------------------------------------------------------

Closing deficit                     4,340,724     3,661,287      2,547,119     1,576,774       891,228
------------------------------------------------------------------------------------------------------

Change in closing deficit             783,717       783,717      1,128,822     1,058,313       601,569
------------------------------------------------------------------------------------------------------


The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1997, 1998, 1999 and 2000 are as follows:


=============================================================================================================

Prior to change in policy                                2000             1999           1998          1997
-------------------------------------------------------------------------------------------------------------

Opening deferred exploration costs                    $1,128,822      $1,058,313       $601,569      $    --
Exploration expenditures
    capitalized during the year                           88,823         224,791        456,744       601,569
Deferred exploration
    costs written off during the year                  (433,928)       (154,282)            --            --
-------------------------------------------------------------------------------------------------------------

Closing deferred
    exploration costs                                    783,717       1,128,822      1,058,313       601,569
-------------------------------------------------------------------------------------------------------------



Restated, due to change
    in accounting policy:                  2001             2000            1999           1998          1997
-------------------------------------------------------------------------------------------------------------

Opening and closing
 deferred exploration costs                    --               --              --             --          --
-------------------------------------------------------------------------------------------------------------

Exploration expenditures
    incurred and expenses                  19,293           88,823         224,791        456,744     601,569
 ------------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA

                     SELECTED FINANCIAL DATA (CANADIAN GAAP)

                              YEAR           YEAR         YEAR            YEAR         YEAR         YEAR           YEAR
                              ENDED          ENDED        ENDED           ENDED        ENDED        ENDED          ENDED
                            2001 ($)        2000 ($)     1999 ($)        1998 ($)     1997 ($)     1996 ($)      1995 ($)


Revenues                          --            --            --            --            --            --            --
Exploration Expenses              --       176,563     2,237,244        76,246       177,476        50,059            --
Depletion, Depreciation
  and Amortization             3,097         4,376           212         2,247         6,348            --            --
General and
  Administrative Expenses    225,434       280,157       283,430       370,236       138,234        43,833         6,202
Other Income                   1,892       194,209        11,818       219,927       120,953         8,043         3,497
Net Income (Loss)           (679,437)   (1,114,168)     (970,345)     (228,802)     (201,105)      (85,849)       (2,705)
Per Share                      (0.24)        (0.42)        (0.39)        (0.02)        (0.02)        (0.02)        (0.01)
Working Capital               82,049       160,558       445,643       771,374     2,361,228     1,923,019       225,743
Deferred Exploration
  Expenses                    19,293        88,823       224,791     1,907,394     1,283,748       631,746            --
Other Assets                  38,920        27,565       147,649       772,219        14,813            --            --
Long-Term Liabilities             --            --            --            --            --            --            --
Shareholders Equity          118,964       613,144     2,635,401     3,450,987     3,659,789     2,554,765       225,743


                                  SELECTED FINANCIAL DATA, US GAAP

                              YEAR           YEAR         YEAR         YEAR         YEAR             YEAR        YEAR
                              ENDED          ENDED        ENDED        ENDED        ENDED            ENDED       ENDED
                              2001           2000         1999         1998         1997             1996        1995

Revenues                          --            --            --            --            --            --
Exploration Expenses          19,293        88,823       224,791       456,744        601,69       681,805            --
Depletion, Depreciation
  and Amortization             3,097         4,376           212         2,247         6,348            --            --
General and                  225,434       704,826       403,901       410,236       138,234        43,833         6,202
Administrative Expenses
  Other Income                 1,892         7,424        11,818       219,927       120,953         8,043         3,497
Basic Net Income (Loss)     (265,899)   (1,090,823)   (1,115,822)     (893,190)     (916,536)     (721,375)       (2,705)
Per Share                      (0.24)        (0.42)        (0.39)        (0.07)        (0.09)        (0.18)        (0.00)
Working Capital               82,049       160,558       445,643       771,374     2,361,228       547,619       225,743
Deferred Exploration
  Expenses                        --            --            --            --            --            --            --
Other Assets                  36,915       452,586       147,649       728,679        14,813            --            --
Long-Term Liabilities             --            --            --            --            --            --            --
Shareholders Equity          118,964       613,144       593,292     1,500,053     2,376,041     1,923,019       225,743


CERTAIN RISKS OF OPERATION

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

The Corporation is in compliance with all applicable environmental laws and regulations in Nevada, USA, and British Columbia, Canada


ITEM 4   INFORMATION ON THE COMPANY

NAME AND INCORPORATION

Triband Enterprise Corp. (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation. On August 22, 2002, the Corporation changed its name to Triband Enterprise Corp. The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of November 30, 2001, its fiscal year end there were 2,777,293 Common Shares issued and outstanding and no preferred shares issued and outstanding; there are 5,582,630 Common Shares issued and outstanding as of May 30, 2001.

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

Intercorporate Relationships

        -----------------------------------------------------------------
                          TRIBAND RESOURCE COPRORATION
        -----------------------------------------------------------------

                                (ALBERTA, CANADA)



                                      100%



        -----------------------------------------------------------------
                           TRIBAND RESOURCE U.S., INC.
        -----------------------------------------------------------------

                                    (Nevada)



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

                        2001      2000     1999       1998      1997      1996
                        ----      ----     ----       ----      ----      ----
General Exploration    19,293    88,823   224,791    76,246        --    50,059
Mineral Properties     20,186   132.557    97,106   166,902    50,433    31,746


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

Subsequent to the year ended November 30th, 2000, on February 14th, 2001, the Company announced that it had entered into preliminary discussions with Via Vis Technologies Inc., whereby Triband Resource Corporation would acquire all of the issued and outstanding shares of Via Vis Technologies Inc., in exchange for the issuance of 41,500,000 shares of Triband Resource Corporation.

On March 27th, 2001, Triband Resource Corporation announced that it had opted not to proceed with the Via Vis Technologies Inc. acquisition. There were no costs relating to this acquisition.

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


July 8 2001 and each  year for a period of twenty
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

St. George Metals also agreed to grant to the Corporation the exclusive right to purchase one-half of the Royalty representing two percent (2%) of the net smelter returns ("Royalty Option"). The purchase price for the Royalty Option is $1,000,000 USD. The Royalty Option may be exercisable by the Corporation at any time within six (6) months after the Corporation receives all approvals, consents, licenses and permits required for the production of Insert 2nd minerals from the Whisky Canyon Property and the commencement of development of a commercial mine on the Whisky Canyon Property.

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

RESULTS OF OPERATIONS
---------------------

RESULTS OF OPERATION

The net loss for the nine months ended November 30, 2001 was $679,437 or $0.24 per share in comparison with $1,114,168 or $0.42 per share for the same period last year. The increase in loss is due to the write off of exploration costs of the Standard Creek property and the write off of mineral properties. Fully diluted income (loss) per share for the year ended November 30, 2001 was ($0.24) compared to ($0.42) for the previous year end of November 30, 2000.


YEAR ENDED NOVEMBER 30, 2001


Net loss for the year ended November 30,2001 under Canadian GAAP was $679,437 as compared to $1,114,168 for the year ended November 30, 2000. The decrease in losses is mainly due to the decreased cost in the acquisition of mineral properties and decreased exploration costs..

Net loss for the year ended November 30, 2001 under US GAAP was $265,899 ( 2000
- $1,090,823 1999 - $1,115,022; 1998 - $893,190; 1997 - $893,190; 1996 -
$721,,371). The comparison of loss per Canadian GAAP was calculated as follows:

                                 2001       2000          1999          1998         1997         1996
                                 ----       ----          ----          ----         ----         ----
Loss for the year per
Canadian GAAP                $  679,437   $1,114,437   $  970,345   $  228,802   $  201,105   $   85,849

Compensation expense on
Granting Stock Options (1)                $  476,404   $  120,471

Acquisition of Mineral
Properties(2)                $   20,186   $  132,577   $   97,106   $   40,742   $   63,429   $    3,780

Write off of mineral
Properties under CDN
GAAP                         $  433,724   $  632,326   $   37,900   $  456,744   $  601,569
                             ----------   ----------   ----------   ----------   ----------   ----------

Loss for the year
Under US GAAP                $  265,899   $1,090,823   $1,115,022   $  893,190   $  916,536   $  721,375
                             ==========   ==========   ==========   ==========   ==========   ==========


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

Total assets of the Corporation decreased from $613,144 as at November 30, 2000 to $118,964 as at November 30, 2001. During the year, the Corporation received $0 from the sale of marketable securities and $0 from exercise of stock options.

In 2001, the Corporation expended a total of $19,293 on exploration programs on the Whisky Canyon, and Bet properties in Nevada as compared to $413,538 in 2000.

YEAR ENDED NOVEMBER 30, 2000

Net loss for the year ended November 30, 2000 under Canadian GAAP was $1,114,168 as compared to $970,345 for the year ended November 30, 1999. The increase in losses was mainly due to write-off of mineral properties for $632,326, deferred exploration costs of $154,282, and write-down of marketable securities for $0.

Total assets of the Corporation decreased from $2,657,747 as at November 30, 1999 to $613,144 as of November 30, 2000. During the year, the Corporation received $0 from a private placement and $0 from exercise of stock options.

In 1999, the Corporation expanded a total of $88,823 on exploration programs on the Whisky Canyon, Iowa, and Bet properties in Nevada as compared to $224,638 in 1999. The lower expenditure was due to depressed gold price and the decision by the Corporation to preserve its funds. The Corporation did not spend any material amounts on the Standard Creek property and in Vietnam.

YEAR ENDED NOVEMBER 30, 1999

Net loss for the year ended November 30, 1999 under Canadian GAAP was $970,345 as compared to $228,802 for the year ended November 30, 1998. The increase in losses was mainly due to write-off of mineral properties for $32,900, deferred exploration costs of $154,282, and write-down of marketable securities for $374,526.

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

Year Ended November 30, 2000

During the year ended November 30, 2000, the Corporation used $368,980 of its cash resources for operating activities and $153,017 in its investing activities. Included in the investing activities was $132,577 for mineral properties, $88,823 for exploration costs, and $98,950 in costs incurred in investigating potential investments. These activities were funded by the initial cash balance on had at the beginning of the year plus funds raised during the year. During the year, the Corporation received $110,290 from the exercise of stock options. As a result the Corporation had a negative cash flow of $1,114,168 and a cash balance of $128,622 as at November 30, 2000.

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

---------------------------------------------------------------------------------------------------------------------
                                                                                   NUMBER OF
                                                                               COMMON SHARES OF
                                                                                THE CORPORATION
                                                                              BENEFICIALLY OWNED     PERCENTAGE OF
               NAME,                                                             OR DIRECTLY/         ISSUED SHARE
     MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION DURING THE           INDIRECTLY          CAPITAL (3)
   AND POSITION WITH CORPORATION                PAST FIVE YEARS               CONTROLLED (2) (3)
--------------------------------------------------------------------------------------------------------------------
GARY FREEMAN                          President and Director of Triband             150,000               5.4%
Vancouver, British Columbia           Enterprise Corp. from March, 2000
Canada                                to present. Mr. Freeman has been
President and Director                in the investment community for
                                      over 18 years and has been
                                      responsible for the financing of
                                      many public companies, such as
                                      Lion Lake Resources, Palmer
                                      Resources and Indico
                                      Technologies. He has worked in
                                      the development and the structuring
                                      of projects from early stages. Mr.
                                      Freeman began working with Triband
                                      in 1996 and had worked as project
                                      co-coordinator on a contract
                                      basis.
--------------------------------------------------------------------------------------------------------------------
JERRY G. POGUE  (1)                   Past President of Triband                     41,861                1.5%
Vancouver, British Columbia           Enterprise Corp. Mr. Pogue is a
Canada                                self-employed business consultant
Director                              and has been a financier since
                                      1994. Mr. Pogue was previously the
                                      President, CEO, Chairman and a
                                      Director of Palmer Resources Ltd.
                                      from May, 1996 to February, 1999;
                                      Prior to 1994 was a Registered
                                      Representative with National
                                      Securities Corp., Seattle, WA, USA
                                      from 1981 to 1993
-------------------------------------------------------------------------------------------------------------------
SAM SZJMAN                            Director and Corporate Secretary of             Nil                 N/A
Vancouver, British Columbia           the Company since March, 2000.
Canada                                Independent Corporate Finance
Corporate Secretary and Director      Consultant from 1995 to present;
                                      Director and Vice-President, Legal
                                      Affairs of First Continental
                                      Bancorp., a private specialized
                                      commercial, asset-based finance
                                      company from 1996 to 1999

-------------------------------------------------------------------------------------------------------------------

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


                                                      Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------
                                    Annual Compensation                       Long Term Compensation
                                                                                 Awards            Payouts
-------------------------------------------------------------------------------------------------------------------------
                                                                           Common     Restricted
                                                                           Shares     Shares or
                                                              Other        Under      Restricted    LTIP       All other
 Name and Principal      Fiscal        Salary      Bonus   Annual Comp    Options\    Share        Payout    Compensation
      Position          Year End         ($)        ($)        ($)      SARs granted  Units ($)      ($)         ($)
                                                                            (#)
-------------------------------------------------------------------------------------------------------------------------

Gary R. Freeman,      Nov 30/01        $60,000      Nil        Nil        90,000,        Nil         Nil         Nil
Director, President
                      Nov 30/00        $60,000      Nil      $30,000
-------------------------------------------------------------------------------------------------------------------------

Jerry G. Pogue        Nov 30/01          Nil        Nil        Nil        45,000         N/A         N/A         N/A
Director,
                      Nov  30/00      $51,250       N/A        N/A        45,000         N/A         N/A         N/A
                      Nov  30/99      $55,000       Nil        Nil          Nil          Nil         Nil         Nil
                      Nov. 30/98      $46,000       Nil        Nil          Nil          Nil         Nil         Nil
                      Nov. 30/97         Nil        Nil        Nil       100,000         Nil         Nil         Nil
                      Nov. 30/96         Nil
-------------------------------------------------------------------------------------------------------------------------
William R. Green,     Nov 30/01          Nil                 $10,000      20,000         NA          N/A         N/A
Director

                      Nov 30/00                              $ 6,787
-------------------------------------------------------------------------------------------------------------------------
Michael Bartlett,     Nov 30/00                                           20,000
Director
-------------------------------------------------------------------------------------------------------------------------
Shalom (Sam)          Nov 30/01          Nil        Nil      $ 5,000      20,000         N/A         N/A         N/A
Szajman, Director

                      Nov 30/00       $ 1,400
-------------------------------------------------------------------------------------------------------------------------
James T. Martin       Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Past Director         Nov. 30/98         Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov. 30/97         Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov. 30/96         Nil        Nil        Nil       292,500         Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
Larry W. Reaugh       Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Former Director       Nov. 30/98         Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov. 30/97         Nil        Nil        Nil          Nil          Nil         Nil         Nil
                      Nov. 30/96         Nil        Nil        Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
Arthur S. Radtke      Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Past                  Nov. 30/98       66,590(1)    Nil        Nil        50,000         Nil         Nil         Nil
Vice-President.       Nov. 30/97       63,994(1)    Nil        Nil          Nil          Nil         Nil         Nil
Exploration &         Nov. 30/96         Nil        Nil        Nil       100,000         Nil         Nil         Nil
Former Secretary
-------------------------------------------------------------------------------------------------------------------------
Timothy J. Percival   Nov. 30/99         N/A        N/A        N/A          N/A          N/A         N/A         N/A
Former Director of    Nov. 30/98      151,973       Nil        Nil        25,000         Nil         Nil         Nil
a Subsidiary (4)      Nov. 30/97      116,668       Nil        Nil        25,000         Nil         Nil         Nil
                      Nov. 30/96         Nil        Nil        Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
David L. Seymour      Nov. 30/978         309       Nil        Nil        95,000         Nil         Nil         Nil
Former Director       Nov. 30/97         Nil        Nil        Nil          Nil          Nil         Nil         Nil
(2)(3)                Nov. 30/96         Nil        Nil        Nil       100,000         Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------
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

The Corporation also executed two Stock Option Agreements with Mr. Percival. The first agreement is dated May 8, 1997, and grants Mr. Percival 25,000 options exercisable at a price of $0.45 per share. The second Stock Option Agreement, dated June 10, 1998, grants 25,000 options to Timothy J. Percival exercisable at a price of $0.45 per share.

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

OUTSTANDING EMPLOYEE AND DIRECTOR STOCK OPTIONS AS AT NOVEMBER 30, 2000
-----------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                               NO. OF
                               COMMON                         EXERCISE                        MARKET VALUE ON
                           SHARES SUBJECT    DATE OF GRANT/    PRICE                             DATE OF
    NAME OF OPTIONEES       TO OPTION (#)    REPRICED            $            EXPIRY DATE      GRANT/REPRICED
-------------------------------------------------------------------------------------------------------------------
Arthur S. Radtke (1)            7,000       June 10, 1998       $2.25         June 10, 2003        $ 24,500
-------------------------------------------------------------------------------------------------------------------
Jerry Pogue                    20,000       June 1,1999         $0.75         Sept. 11, 2001       $ 10,000
-------------------------------------------------------------------------------------------------------------------
Jerry Pogue                    25,000       April 4, 2000       $2.60         April 4, 2005        $  9,375
-------------------------------------------------------------------------------------------------------------------
Timothy Percival (1)            5,000       June 1, 1999        $0.75         May 8, 2002          $ 2,500
-------------------------------------------------------------------------------------------------------------------
Timothy Percival (1)            5,000       June 10, 1998       $0.75         June 10, 2003        $ 5,000
-------------------------------------------------------------------------------------------------------------------
Gary Freeman                   20,000       June 1, 1999        $0.75         June 10, 2003        $ 15,000
-------------------------------------------------------------------------------------------------------------------
Gary Freeman                   70,000       April 4, 2000       $2.60         April 4, 2005        $297,500
-------------------------------------------------------------------------------------------------------------------
Albert Wu                       5,000       Feb. 18, 2000       $1.20         June 10, 2003        $  5,000
-------------------------------------------------------------------------------------------------------------------
Michael Bartlett               20,000       Feb. 10, 2000       $1.20         Feb. 10, 2005        $ 30,000
-------------------------------------------------------------------------------------------------------------------
Sam Szajman                    20,000       Feb. 10, 2000       $1.20         Feb. 10, 2005        $ 30,000
-------------------------------------------------------------------------------------------------------------------
William R. Green               20,000       Feb. 22, 2000       $1.55         Feb. 22, 2005        $ 40,000
-------------------------------------------------------------------------------------------------------------------
David Tenaglia                 12,000       Feb. 22, 2000       $1.55         Feb. 22, 2005        $ 24,000
-------------------------------------------------------------------------------------------------------------------
Shelley Morgan                  8,000       Feb. 22, 2000       $1.55         Feb. 22, 2005        $ 16,000
-------------------------------------------------------------------------------------------------------------------
Shelley Morgan                  8,000       April 4, 2000       $2.6          April 4, 2005        $ 34,000
-------------------------------------------------------------------------------------------------------------------
         Total                352,000                                                              $542,875
-------------------------------------------------------------------------------------------------------------------


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

                                PART II

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

See Item 17


ITEM 19.          EXHIBITS

FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT NUMBER
--------------
                                                                                                              PAGE
                                                                                                              ----

1.1       Certificates of Name Change dated July 18, 1996 and October 17, 1996.                                 *
1.2       Certificate of Incorporation dated October 7, 1994.                                                   *
1.3       Articles (Bylaws) of the Corporation                                                                  *
1.4       Amendments to Articles of the Corporation, dated July 18, 1996 and October 16, 1996                   *
2.1       Option Agreements between the Corporation and Management, Employees and Director.                     *
4.1       Mining Lease and Option Agreement between St. George Metals, Inc. and Triband Resource US Inc.        *
          dated June 29,1998
4.2       Mining Lease Agreement between Brancote U.S. Inc., and Triband Resource US Inc. dated April 21,       *
          1998.
4.3       Letter of Engagement dated February 18, 1997 between the Corporation and Timothy J. Percival.         *
4.4       Property Agreement dated February 9, 1996 between the Corporation and 512026 B.C. Ltd.                *
4.5       License Agreement dated November 28, 1997 between the Corporation and The Minister of                 *
          Industries, Socialist Republic of Vietnam, Licenses No. 2203/QD-DCKS.
4.6       License Agreement dated November 28, 1997 between the Corporation and The Minister of                 *
          Industries, Socialist Republic of Vietnam, Licenses No. 2204/QD-DCKS.
4.7       License Agreement dated  November 28, 1997 between the Corporation and The Minister of                *
          Industries, Socialist Republic of Vietnam, Licenses No. 2208/QD-DCKS.
4.8       Certificate of Name Change and Amendment to Articles of the Corporation dated  August 22, 2001        40

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

TRIBAND RESOURCE CORPORATION



By:  /s/ Gary R. Freeman
     -------------------------
     Gary R. Freeman,
     President


Date: May 30,2002.
      ------------------
Amended November 27th, 2002.
----------------------------

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

                       CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                               NOVEMBER 30, 2001

                                AUDITORS' REPORT



TO THE SHAREHOLDERS OF
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)


We have audited the consolidated balance sheet of Triband Enterprise Corp. (formerly Triband Resource Corporation) as at November 30, 2001 and the consolidated statements of operations and cumulative loss, cash flows and shareholders' equity and deficit for the year then ended, as well as this year's changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2001. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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


                                                      SADOVNICK TELFORD + SKOV

                                                         CHARTERED ACCOUNTANTS

Vancouver, Canada
March 26, 2002

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

=========================================================================================================================

                                                                    Notes                        2001               2000
-------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents                                                              $   59,833          $ 128,622
    Receivables                                                                                15,986              9,986
    Prepaid expenses                                                                            6,230             21,950
                                                                                           ----------         ----------
                                                                                               82,049            160,558

PROPERTY, PLANT AND EQUIPMENT                                           4                       9,350             11,483
MINERAL PROPERTIES                                                      5                          --            413,538
INVESTMENTS                                                             6                      27,565             27,565
                                                                                           ----------         ----------
                                                                                           $  118,964          $ 613,144
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                            8                  $  102,035        $    38,810
    Due to affiliated company                                           8                       2,594              5,562
                                                                                           ----------         ----------
                                                                                              104,629             44,372
                                                                                           ----------         ----------
NATURE AND CONTINUANCE OF OPERATIONS                                    1

CONTINGENCY                                                            12

SHAREHOLDERS' EQUITY
    Capital stock                                                   7, 13                   4,230,059          4,230,059
    Common shares committed to be issued                                7                     125,000                 --
    Deficit accumulated during the exploration stage                                       (4,340,724)        (3,661,287)
                                                                                           ----------         ----------

                                                                                               14,335            568,772
                                                                                           ----------         ----------
                                                                                           $  118,964         $  613,144
=========================================================================================================================


ON BEHALF OF THE BOARD:


   "Gary Freeman"                             "Sam Szajman"
_______________________      Director      ______________________     Director


The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(Expressed in Canadian Dollars)

========================================================================================================================
                                                   Cumulative
                                                      Amounts
                                                         From
                                                   October 7,
                                                      1994 to                     Years Ended November 30,
                                                 November 30,        ---------------------------------------------------
                                                         2001            2001               2000             1999
=-----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Amortization                                  $    18,477        $     3,097        $     4,376        $       212
    Consulting fees                                   304,174            108,667             87,790             29,520
    Exploration costs (Note 2)                      1,568,696             19,293             88,823            224,791
    Listing and transfer agent fees                   115,151             19,061             11,593             44,419
    Office                                            189,717             37,393             40,400             48,098
    Professional fees                                 115,894             26,956             14,495              8,720
    Property investigation                            186,563             10,000                196             50,062
    Rent                                               78,874              1,416             13,049             19,084
    Salaries and benefits                              80,308                 --                 --              5,085
    Shareholders' communications                      373,446             10,466             74,107            128,356
    Travel                                             70,096              8,378             34,151                148
                                                  -----------        -----------        -----------        -----------
                                                   (3,101,396)          (244,727)          (368,980)          (558,495)

INTEREST INCOME                                       196,101              1,892              7,424             11,818

INVESTMENT INCOME                                      27,564                 --             27,564                 --

GAIN ON SALE OF MARKETABLE
  SECURITIES                                          100,703                 --            100,703                 --

GAIN (LOSS) ON FOREIGN EXCHANGE                       161,137             (1,106)            (3,154)           (12,056)

LOSS ON DISPOSAL OF PROPERTY,
  PLANT AND EQUIPMENT                                  (4,186)                --                 --             (4,186)

IMPAIRMENT OF MINERAL PROPERTIES                   (1,199,672)          (435,496)          (731,276)           (32,900)

WRITE-DOWN OF MARKETABLE
  SECURITIES                                         (374,526)                --                 --           (374,526)

WRITE-DOWN OF INVESTMENTS                            (146,449)                --           (146,449)                --
                                                  -----------        -----------        -----------        -----------
NET LOSS FOR THE PERIOD (RESTATED)                $(4,340,724)       $  (679,437)       $(1,114,168)       $  (970,345)
========================================================================================================================
BASIC AND DILUTED LOSS PER SHARE (NOTES 2
AND 9)                                                               $     (0.24)       $     (0.42)       $     (0.39)
========================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)


========================================================================================================================

                                                     Cumulative
                                                        Amounts
                                                           From
                                                     October 7,
                                                        1994 to                   Years Ended November 30,
                                                   November 30,      ---------------------------------------------------
                                                           2001           2001             2000               1999
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period (restated)                $(4,340,724)       $  (679,437)       $(1,114,168)       $  (970,345)
Items not affecting cash
  Amortization                                         18,477              3,097              4,376                212
  Investment income                                   (27,564)                --            (27,564)                --
  Gain on sale of marketable
    Securities                                       (100,703)                --           (100,703)                --
  Loss on disposal of property, plant
    and equipment                                       4,186                 --                 --              4,186
  Impairment of mineral properties                  1,199,672            435,496            731,276             32,900
  Write-down of marketable
    Securities                                        374,526                 --                 --            374,526
  Write-down of investments                           146,449                 --            146,449                 --

Changes in non-cash working capital
  Items
  (Increase) decrease in receivables                  (15,986)            (6,000)            (8,672)             3,559
  (Increase) decrease in prepaid
    expenses                                           (6,230)            15,720              9,742            (25,589)
  (Increase) decrease in due from
    affiliated companies                                   --                 --             29,327            (29,327)
  Increase in accounts payable and
    accrued liabilities                               102,035             63,225             16,464             10,989
  Increase (decrease) in due to
    affiliated company                                  2,594             (2,968)             5,562            (69,548)
                                                  -----------        -----------        -----------        -----------
Net cash used in operating activities              (2,643,268)          (170,867)          (307,911)          (668,437)
                                                  -----------        -----------        -----------        -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES
  Proceeds on sale of marketable
    Securities                                        488,027                 --            488,027                 --
  Property, plant and equipment
    Acquired                                          (38,196)              (964)           (14,660)            (1,411)
  Proceeds on disposal of property,
    plant and equipment                                 6,183                 --                 --              6,183
  Acquisition of mineral properties                  (498,950)           (20,186)          (132,577)           (97,106)
  Increase in investments                          (1,009,022)            (1,772)           (98,950)          (146,450)
                                                  -----------        -----------        -----------        -----------
Net cash (used in) provided by
    investing activities                          $(1,051,958)       $   (22,922)       $   241,840        $  (238,784)
------------------------------------------------------------------------------------------------------------------------

                                 - Continued -

The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)


========================================================================================================================
                                                    Cumulative
                                                       Amounts
                                                          From
                                                    October 7,
                                                       1994 to                     Years Ended November 30,
                                                  November 30,         -------------------------------------------------
                                                          2001            2001               2000               1999
------------------------------------------------------------------------------------------------------------------------

Continued...

CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of capital stock, net of
      issuance costs                                $3,630,059         $       --          $  176,361         $   84,250
    Common shares committed to be
      Issued                                           125,000            125,000                  --                 --
                                                    ----------         ----------          ----------         ----------
Net cash provided by financing
      Activities                                     3,755,059            125,000             176,361             84,250
                                                    ----------         ----------          ----------         ----------
NET CHANGE IN CASH AND CASH
      EQUIVALENTS DURING THE PERIOD                     59,833            (68,789)            110,290           (822,971)

CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD                                   --            128,622              18,332            841,303
                                                    ----------         ----------          ----------         ----------
CASH AND CASH EQUIVALENTS,
      END OF PERIOD                                 $   59,833         $   59,833          $  128,622         $   18,332
========================================================================================================================


SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH
FLOWS



========================================================================================================================
                                                    Cumulative
                                                       Amounts
                                                          From
                                                    October 7,
                                                       1994 to                     Years Ended November 30,
                                                  November 30,         -------------------------------------------------
                                                          2001            2001               2000               1999
------------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
     Interest                                       $       --         $       --          $       --         $       --
     Income taxes                                   $       --         $       --          $       --         $       --




Since inception of the exploration stage, the Company has issued a total of 610,700 common shares (adjusted for roll-back) for non-cash consideration as follows:



========================================================================================================================

                                             Number
Year                                      of Shares                  Amount          Consideration
------------------------------------------------------------------------------------------------------------------------
1999                                         10,700            $         --          Finder's fee
1996                                        600,000                 600,000          Acquisition of mineral property
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND DEFICIT
(Expressed in Canadian Dollars)

===================================================================================================================================

                                                                                                           Deficit
                                                                        Common            Common       Accumulated
                                                                        Shares            Shares        During the
                                      Number                        Issued and         Committed       Exploration
                                   of Shares         Price          Fully Paid      to be Issued             Stage        Total
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
NOVEMBER 30, 1998
(restated-see Note 2)               2,456,903                      $ 3,969,448         $      --      $ (1,576,774)    $ 2,392,674

  Issuance of shares
    for cash
     Private placement                107,000          0.75             80,250                                  --          80,250
     Exercise of options                4,000          1.00              4,000                                  --           4,000
  Issuance of shares
    for finder's fee                   10,700          0.75              8,025                                  --           8,025
  Share issuance
    expense                                                             (8,025)                                 --          (8,025)
  Net loss for the year
  (restated-see Note 2)                    --                               --                            (970,345)       (970,345)
                                    ---------          ----        -----------         ---------      ------------     -----------

BALANCE AT
NOVEMBER 30, 1999
(restated-see Note 2)               2,578,603                        4,053,698                          (2,547,119)      1,506,579

  Issuance of shares
    for cash
     Exercise of options               25,000          0.75             18,750                                  --          18,750
     Exercise of options              113,190          0.85             96,211                                  --          96,211
     Exercise of options               38,500          1.00             38,500                                  --          38,500
     Exercise of options                3,000          2.25              6,750                                  --           6,750
     Exercise of
       Warrants                        19,000          0.85             16,150                                  --          16,150
  Net loss for the year
  (restated-see Note 2)                    --                               --                          (1,114,168)     (1,114,168)
                                    ---------          ----        -----------         ---------      ------------     -----------

BALANCE AT
NOVEMBER 30, 2000
(restated-see Note 2)               2,777,293                        4,230,059                          (3,661,287)        568,772

  Common shares
     committed to
     be issued (Note 7)                    --                               --           125,000                --         125,000
  Net loss for the year                    --                               --                --          (679,437)       (679,437)
                                    ---------          ----        -----------         ---------      ------------     -----------
Balance at
November 30, 2001                   2,777,293                      $ 4,230,059         $ 125,000      $ (4,340,724)    $   14,335
===================================================================================================================================

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

2.   CHANGE IN ACCOUNTING POLICY

On December 1, 2000, the Company changed its accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements of the current year is that $19,293 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:


     ================================================================================================================

     Prior to change in policy                  2001            2000             1999           1998           1997
     ----------------------------------------------------------------------------------------------------------------

     Opening deficit                   $   2,877,570   $    1,418,297     $   518,461    $   289,659    $    88,554
     Net loss for the year                   679,437        1,459,273         899,836        228,802        201,105
     ----------------------------------------------------------------------------------------------------------------

     Closing deficit                       3,557,007        2,877,570       1,418,297        518,461        289,659
     ----------------------------------------------------------------------------------------------------------------

     Restated, due to change
       in policy:
     ----------------------------------------------------------------------------------------------------------------

     Opening deficit                       3,661,287        2,547,119       1,576,774        891,228         88,554
     Net loss for the year                   679,437        1,459,273         899,836        228,802        201,105
     Net change due to
       change in policy                           --         (345,105)         70,509        456,744        601,569
     ----------------------------------------------------------------------------------------------------------------

     Closing deficit                       4,340,724        3,661,287       2,547,119      1,576,774        891,228
     ----------------------------------------------------------------------------------------------------------------

     Change in closing deficit               783,717          783,717       1,128,822      1,058,313        601,569
     ----------------------------------------------------------------------------------------------------------------

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

===============================================================================

2.   CHANGE IN ACCOUNTING POLICY (cont'd...)

The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1997, 1998, 1999 and 2000 are as follows:


     ================================================================================================================

     Prior to change in policy                                  2000             1999           1998          1997
     ----------------------------------------------------------------------------------------------------------------

     Opening deferred                                    $  1,128,822     $ 1,058,313    $   601,569   $        --
         exploration costs
     Exploration expenditures
         capitalized during the                                88,823         224,791        456,744       601,569
         year
     Deferred exploration
         costs written off                                   (433,928)       (154,282)            --            --
         during the year
     ----------------------------------------------------------------------------------------------------------------

     Closing deferred
         exploration costs                                    783,717       1,128,822      1,058,313       601,569
     ----------------------------------------------------------------------------------------------------------------

     Restated, due to change
         in accounting policy:                 2001             2000             1999           1998          1997
     ----------------------------------------------------------------------------------------------------------------
     Opening and closing
         deferred exploration                     --               --              --             --            --
         costs
     ----------------------------------------------------------------------------------------------------------------

     Exploration expenditures
         incurred and                         19,293           88,823         224,791        456,744       601,569
         expensed
     ---------------------------------------------------------------------------------------------------------------

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

     EXPLORATION AND DEVELOPMENT COSTS

     The Company has adopted the policy to expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset.

     PROPERTY EVALUATIONS

     The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation are recorded.

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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     ACQUISITION COSTS

     Acquisition costs are capitalized on properties where proven and provable reserves exist.

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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================
3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     BASIC AND DILUTED LOSS PER SHARE

     Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

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

4.   PROPERTY, PLANT AND EQUIPMENT


     =======================================================================================================
                                                                                        Net Book Value
                                                                             -------------------------------
                                                            Accumulated
                                              Cost         Amortization              2001            2000
     -------------------------------------------------------------------------------------------------------
     Office furniture and equipment       $  6,984             $  2,559           $ 4,425       $   4,447
     Computer equipment                     10,050                5,125             4,925           7,036
                                          --------             --------           -------       ---------
                                          $ 17,034             $  7,684           $ 9,350       $  11,483
     =======================================================================================================


TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================
5.   MINERAL PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:


     ==================================================================================================

                                                                               2001            2000
     --------------------------------------------------------------------------------------------------

     STAKED CLAIMS, NEVADA, U.S.A.

          A 100%  interest in certain  claims by staking and by entering
          into an option agreement.                                        $    --         $   413,538
     ==================================================================================================

     FUTURE MINERAL PROPERTY PAYMENTS

     On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

     a)   Minimum advanced royalty payments according to the following schedule:
          -   US$15,000 by July 9, 2002 (US$7,500 deferred to January 1, 2003)
          -   US$20,000 by July 9, 2003
          -   US$25,000 by July 9, 2004
          -   US$50,000 by July 9, 2005 and each subsequent year
          - Total purchase price for the property is US$2,000,000 due on July 9, 2015. The Company's advance royalty payment beginning on July 9, 2005 will be credited against the purchase price of the property. The purchase price is also subject to adjustment for one-half of the price of the property. The purchase price is also subject to adjustment for one-half of the rate of inflation according to the United States Department of Commerce Producers' Price Index.

     b)   Production royalty
          - If the Company places the property in production before the fifteenth year, the Company is required to pay 2.5% of NSR production royalty. The production royalty payment can also be applied to the purchase price.

     c)   Exploration and development work according to the following schedule:
          -   Incur expenditures totaling US$15,000 by July 9, 2002
          -   Incur expenditures totaling US$20,000 by July 9, 2003
          -   Incur expenditures totaling US$25,000 each by July 9, 2004
          - Incur expenditures totaling US$50,000 by July 9, 2005 and during each of the following year during the lease term.
          - The maximum required total work commitment from the dateof this lease shall be $250,000.

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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

5.   MINERAL PROPERTIES (Con't)

     IMPAIRMENT OF MINERAL PROPERTIES

     In 2001, the Company determined that its interest in mineral properties was impaired. The investment was written off.


6.   INVESTMENTS

     ===========================================================================

                                                   2001              2000
     ---------------------------------------------------------------------------

     Investments are comprised of:
         Puresource, Inc.                         $      1         $      1
         Clearant, Inc.                             27,564           27,564
                                                  --------         --------

                                                  $ 27,565         $ 27,565
                                                  ========         ========

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

6.   INVESTMENTS (cont'd...)

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

7.   CAPITAL STOCK


     =======================================================================================================

                                                                             Number
                                                                          of Shares                  Amount
     -------------------------------------------------------------------------------------------------------
     Authorized

          Unlimited number of common shares without par value
          Unlimited number of preferred shares, issuable in series

     Common shares issued
          As at November 30, 1998                                           2,456,903            $  3,969,448
               For cash - private placement                                   107,000                  80,250
               For cash - exercise of options                                   4,000                   4,000
               For finder's fee                                                10,700                      --
                                                                            ---------            ------------

          As at November 30, 1999                                           2,578,603               4,053,698
               For cash - exercise of options                                 179,690                 160,211
               For cash - exercise of warrants                                 19,000                  16,150
                                                                            ---------            ------------
          As at November 30, 2000 and 2001                                  2,777,293            $  4,230,059
     =========================================================================================================

     Effective August 22, 2001, the Company consolidated its shares on a one new share for every five old shares basis. The effects of the consolidation have been applied on a retroactive basis.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

7.   CAPITAL STOCK (cont'd...)

     COMMON SHARES COMMITTED TO BE ISSUED

     Pursuant to a private placement, the Company received $125,000 and committed to issue 1,250,000 common shares at $0.10 per share and 1,250,000 share purchase warrants entitling the holders to purchase an additional 1,250,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003 (Note 13b and c).

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

     The following incentive stock options were outstanding at November 30, 2001:

     =======================================================================
        Number            Exercise
     of Shares               Price               Expiry Date


         5,000               0.75                May 8, 2002
         5,000               1.20                June 10, 2003
        25,000               0.75                June 10, 2003
        40,000               1.20                February 10, 2005
        32,000               1.55                February 22, 2005
        95,000               2.60                April 4, 2005
     =======================================================================

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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

9.   BASIC AND DILUTED LOSS PER SHARE

     Loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, share consolidations are reflected on a retroactive basis to the preceding years. The weighted-average numbers of common shares outstanding used to calculate loss per share are as follows:

         2001 fiscal year           2,777,293
         2000 fiscal year           2,675,356
         1999 fiscal year           2,489,049

     Options and warrants to purchase shares of common stock were outstanding during fiscal 2001, 2000, and 1999, but were not included in the computation of diluted loss per share. The effect of the options and warrants would be anti-dilutive, either because of the net loss in those years, or because the options exercise prices were greater than the average market prices of the common stock.

10.  INCOME TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 44.71% (2000 - 45.62%) are as follows:


      =========================================================================================

                                                                       2001              2000
      -----------------------------------------------------------------------------------------
      Net loss for the year (restated-see Note 2)                 $(679,437)      $(1,114,168)

      Income tax recovery at combined basic
      Canadian Federal and Provincial tax rate:
           44.71% (2000 - 45.62%)                                   303,776           508,283
      Foreign tax rates differentials                               (13,707)          (30,712)
      Permanent differences                                              --               577
      Tax benefit of losses not recognized in current year         (290,069)         (478,148)
                                                                  ---------       -----------

      Income tax recovery                                         $      --       $        --
      =========================================================================================

      A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:


      ==============================================================================

                                                            2001               2000
      ------------------------------------------------------------------------------

      Future income tax:
           Property, plant and equipment             $    12,200        $     9,100
           Issuance costs                                110,600            112,800
           Losses available for future periods         1,588,100          1,480,600
                                                       ---------          ---------

                                                       1,710,900          1,602,500
      Valuation allowance                             (1,710,900)        (1,602,500)
                                                     -----------        -----------

                                                     $        --        $        --
      ==============================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================
10.  INCOME TAXES (cont'd...)

     The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2000 - 34%). These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

     Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2000: $1,055,000) and operating losses of approximately $1,548,300 (2000: $1,294,900) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,247,700 (2000: $1,201,600) available to reduce US taxable income. These losses expire as follows:

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
                           ============        ============

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (CONT'D...)

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

     For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2001, compensation expense totaling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

     ==========================================================================

                                     2001               2000            1999
     --------------------------------------------------------------------------

     Risk free interest rate           4%              6.16%           5.50%
     Expected life                5 years            5 years         5 years
     Expected volatility              68%               161%            147%
     Expected dividends               --                 --              --
     ==========================================================================

     The following is a summary of the status of stock options outstanding at November 30, 2001:

     ===========================================================================



                                   Outstanding Options      Exercisable Options
                                -----------------------------------------------
                                    Weighted
                                     Average     Weighted             Weighted
                                   Remaining      Average              Average
     Range of                    Contractual     Exercise             Exercise
     Exercise Prices    Number  Life (Years)        Price    Number      Price
     --------------------------------------------------------------------------

     $    0.75          30,000        1.97      $   0.75     30,000    $   0.75
          1.20 - 1.55   77,000        3.10          1.35     77,000        1.35
          2.60          95,000        3.35          2.60     95,000        2.60
     ==========================================================================

The Company's outstanding options have been consolidated on a one new for five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidation have been applied on a retroactive basis.

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

================================================================================


11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     The following is a summary of the stock based compensation plan during 2001, 2000 and 1999:


     ======================================================================================================
                                                                                                Weighted
                                                                                                 Average
                                                                           Number               Exercise
                                                                        of Shares                  Price
     ------------------------------------------------------------------------------------------------------

     Outstanding and exercisable at December 1, 1998                      241,500            $      1.80
          Granted                                                         113,190                   0.85
          Exercised                                                        (4,000)                  1.00
          Forfeited                                                      (109,000)                  1.95
                                                                         --------

     Outstanding and exercisable at November 30, 1999                     241,690

     Weighted average fair value of options granted during 1999                     $ 1.90
                                                                                    ======

          Granted                                                         183,000                  2.05
          Exercised                                                      (179,690)                 0.85
          Forfeited                                                            --                    --
                                                                         --------

     Outstanding and exercisable at November 30, 2000                     245,000

     Weighted average fair value of options granted during 2000                     $ 1.80
                                                                                    ======

          Granted                                                              --                     --
          Exercised                                                            --                     --
          Forfeited                                                       (43,000)                  1.50
                                                                          =======

     Outstanding and exercisable at November 30, 2001                     202,000
                                                                          =======
     Weighted average fair value of options granted during 2001                     $ 1.85
     ======================================================================================================


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

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     MINERAL PROPERTIES

     The Company's policy of expensing development and exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP.

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

     In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:


     ======================================================================================================================

                                               Cumulative
                                                  Amounts
                                                     From
                                               October 7,
                                                  1994 to                        Years Ended November 30,
                                             November 30,              ----------------------------------------------------
                                                     2001                 2001             2000             1999
     ----------------------------------------------------------------------------------------------------------------------

     Loss for the period as reported
     (restated-see Note 2)                      $  (4,340,724)         $  (679,437)      $  (1,114,168)    $     (970,345)

     Less:
       Compensation expense on
         granting of stock options                   (704,826)                  --            (476,404)          (120,471)
       Acquisition of mineral
         properties                                (1,098,950)             (20,186)           (132,577)           (97,106)

     Add:
       Write-off of mineral properties
         under Canadian generally
         accepted accounting
         principles                                 1,098,950              433,724             632,326             32,900
                                                -------------          -----------       -------------     --------------

     Loss for the period in
            accordance with United
            States generally accepted
            accounting principles
            (restated-see Note 2)               $  (5,045,550)         $  (265,899)      $  (1,090,823)    $   (1,115,022)
     =========================================================================--===========================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:


     ==================================================================================================
                                                          Years Ended November 30,
                                           ------------------------------------------------------------
                                                  2001                 2000                 1999
     --------------------------------------------------------------------------------------------------
     Deficit, as reported
     (restated-see Note 2)                   $  (4,340,724)        $  (3,661,287)       $  (2,547,119)
                                             -------------         -------------        -------------

     Cumulative compensation expense
          on granting of stock options            (704,826)             (704,826)            (228,422)

     Mineral property acquisition costs
          expensed under United States
          generally accepted accounting
          principles                                    --              (413,538)            (913,287)
                                              ------------         -------------         -------------

                                                  (704,826)           (1,118,364)          (1,141,709)
                                              ------------         -------------         -------------
     Deficit in accordance with United
          States generally accepted
          accounting principles
          (restated-see Note 2)              $  (5,045,550)        $  (4,779,651)       $  (3,688,828)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:


     ==================================================================================================================
                                                                          Common           Deficit
                                            Capital Stock                 Shares       accumulated
                                    -------------------------------    Committed        During the
                                            Number                         To be       Exploration
                                         of Shares        Amount          Issued             Stage            Total
     ------------------------------------------------------------------------------------------------------------------
     Shareholders' equity as
       Reported November 30,
       1999
       (restated-see Note 2)           2,578,603     $  4,053,698     $       --      $  (2,547,119)    $   1,506,579

     Mineral property
       Acquisition costs
       expensed under
       United States
       generally accepted
       accounting principles                  --               --             --           (913,287)         (913,287)

     Compensation expense
       on granting of stock
       options                                --          228,422             --           (228,422)               --
                                       ---------     ------------     ----------       ------------      ------------

     Shareholders' equity in
       accordance with
       United States
       generally accepted
       accounting  principles
       at November 30, 1999
       (restated-see Note 2)           2,578,603     $  4,282,120     $       --      $  (3,688,828)    $     593,292
                                       =========     ============     ==========      =============     =============

                                                        - continued -

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     ====================================================================================================================
     Continued
                                                                               Common           Deficit
                                                   Capital Stock               Shares       accumulated
                                        --------------------------------    Committed        During the
                                                 Number                         To be       Exploration
                                              of Shares        Amount          Issued             Stage           Total
     --------------------------------------------------------------------------------------------------------------------

     Shareholders' equity as
         reported November 30,
         2000
         (restated-see Note 2)               2,777,293    $  4,230,059     $       --     $  (3,661,287)   $    568,772

     Mineral property
       Acquisition costs
       expensed under
       United States
       generally accepted
       accounting principles                        --              --             --          (413,538)       (413,538)

     Compensation expense on
         granting of stock options                  --         704,826             --          (704,826)             --
                                             ---------    ------------     ----------     -------------    ------------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2000
         (restated-see Note 2)               2,777,293    $  4,934,885     $       --     $  (4,779,651)   $    155,234
                                             =========    ============     ==========     =============    ============

TRIBAND ENTERPRISE CORP.
(FORMER
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

================================================================================


11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


     =====================================================================================================================

                                                                                Common          Deficit
                                                  Capital Stock                 Shares      accumulated
                                        --------------------------------     Committed       During the
                                                 Number                          To be      Exploration
                                              of Shares         Amount          Issued            Stage            Total
     ---------------------------------------------------------------------------------------------------------------------

     Shareholders' equity as
         reported November 30,
         2001                                 2,777,293   $  4,230,059    $    125,000   $   (4,340,724)        $ 14,335

     Compensation expense on
         granting of stock options                   --        704,826              --         (704,826)              --
                                              ---------   ------------    ------------   --------------         --------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2001                             2,777,293   $  4,934,885    $    125,000   $   (5,045,550)        $ 14,335
     =====================================================================================================================

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

The following loss per share information results under United States general accepted accounting principles:

=============================================================================================

                                                        2001            2000      1999
---------------------------------------------------------------------------------------------
Net loss for the year under United States GAAP
(restated-see Note 2)                              $ (265,899)   $(1,090,823)   $(1,155,022)
=============================================================================================

Weighted average number of shares outstanding
     under United States GAAP (adjusted for         2,777,293      2,675,356      2,489,049
     roll-back)
=============================================================================================

Basic loss per share (restated-see Note 2)         $    (0.10)   $     (0.41)   $     (0.46)
=============================================================================================


Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2001

===============================================================================


12.  CONTINGENCY

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

13.  SUBSEQUENT EVENTS

     CAPITAL STOCK

     Subsequent to the year end the following shares and stock options were issued:

     a) 475,337 Common shares for debt at $0.10 per share.

     b) The Company received an additional $10,000 for the private placement. Pursuant to the private placement, the Company issued 1,350,000 Common shares at $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an additional 1,350,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003. 750,000 share purchase warrants were exercised into 750,000 common shares at $0.12 per share.

     c) 50,000 Common shares for finder's fee at $0.10 per share.

     d) 505,000 incentive stock options at a price of $0.17 per share until February 27, 2007, canceling all previously granted incentive stock options.

14.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in current year.