Form 20-F
period 2002-11-30
TRIBAND RESOURCE CORP
filed 2003-05-27
CIK 1077640

Complete Copy

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934. OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002. OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________to _________________________

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

       Title of each class         Name of each exchange on which registered
Common Shares Without Par Value           TSX VENTURE, NASDAQ OTCBB

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares Without Par Value
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 7,085,736

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                      |X| Yes         No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                        |X| Item 17     Item 18
                                   Index to Exhibits found on page 37

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


                              2002         2001      2000         1999     1998      1997      1995

Rate at end of Period       $0.6397      $0.5717    $0.6678     $0.6862    $0.65     $0.70    $0.74

Average Rate During Period  $0.6400      $0.5477    $0.6579     $0.6718    $0.68     $0.72    $0.73

High Rate                   $0.6651      $0.5922    $0.6695     $0.6535    $0.63     $0.70    $0.72

Low Rate                    $0.6189      $0.5032    $0.6411     $0.6890    $0.71     $0.75    $0.75


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

CU                           chemical symbol for copper

EPIDOTE a calcium, aluminum silica mineral, common in metamorphic rocks

FEOX general chemical term for group of minerals containing iron and oxygen and/or water

FLUORITE                     a mineral composed of calcium and fluorine (CaF2)

GRANITE an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents.

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

PB an abbreviation for units of measure in parts per billion

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

SILICIFICATION               the introduction of or replacement by silica

THALLIUM                     a chemical element, chemical symbol Tl

ULTRAMAFICS                  group of igneous rocks containing very small
                             amounts of silica and large amounts of magnesium and iron

VESICULAR BASALT FLOWS       a surface flow of dark gray volcanic rocks of mafic
                             composition with open voids from gas bubbles

ZN                           chemical symbol for zinc

                                TABLE OF CONTENTS

                                     PART I

                                                                           PAGE

ITEM 1    Identity of Directors, Senior Management and Advisors..............7

ITEM 2    Offer Statistics and Expected Timetable............................7

ITEM 3    Key Information....................................................7

ITEM 4    Information on the Company.........................................12

ITEM 5    Operating and Financial Review and Prospects.......................21

ITEM 6    Directors, Senior Management and Employees.........................27

ITEM 7    Major Shareholders and Related Party Transactions..................31

ITEM 8    Financial Information..............................................33

ITEM 9    The Offer and Listing..............................................33

ITEM 10   Additional Information.............................................33

ITEM 11   Quantitative and Qualitative Disclosures About Market Risk.........39

ITEM 12   Description of Securities Other than Equity Securities.............39

                                     PART II

ITEM 13   Defaults, Dividend Arrears and Delinquencies.......................39

ITEM 14   Material Modifications to the rights of
          Security Holders and Use of Proceeds...............................39

                                    PART III

ITEM 17   Financial Statements...............................................40
ITEM 18   Financial Statements...............................................40
ITEM 19   Financial Statements and Exhibits..................................40

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--------------------------------------------------------------

DIRECTORS, OFFICERS, SENIOR MANAGEMENT

Gary Freeman, Vancouver, BC, President and Director of Triband Enterprise Corp.

Jerry F. Pogue, Vancouver, BC, Director of Triband Enterprise Corp.

Michael Bartlett, Miami Florida, Director of Triband Enterprise Corp.

William R. Green, Spokane, Washington, Director of Triband Enterprise Corp.

ADVISORS

The principal bankers are the Bank of Montreal, Main Branch, 595 Burrard Street, Vancouver, BC.

The legal advisors are Gerald R. Tuskey, Personal Law Corporation, Suite 1000 - 409 Granville St., Vancouver, BC, and Richard W. Harris, Attorney and Counselor at Law, 6121 Lakeside Dr., Suite 260 Reno, Nevada, and Harris, Mericle & Wakayama, Seattle Washington.

AUDITORS

The Auditors are Sadovnick, Telford & Skov, Chartered Accountants, 6th Floor, 543 Granville St., Vancouver, BC

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
------------------------------------------------

Not Applicable

ITEM 3.  KEY INFORMATION
------------------------

CHANGE IN ACCOUNTING POLICY

         On December 1, 2000, we changed our accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements of the current year is that $57,664 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:


======================================================================================================

Prior to change in policy                2002          2001          2000           1999          1998
------------------------------------------------------------------------------------------------------

Opening deficit                   $      --     $ 2,877,570   $ 1,418,297    $   518,461   $   289,659
Net loss for the year                    --         679,437     1,459,273        899,836       228,803
------------------------------------------------------------------------------------------------------

Closing deficit                          --       3,557,007     2,877,570      1,418,297       518,461
------------------------------------------------------------------------------------------------------

Restated, due to change
  in policy:
------------------------------------------------------------------------------------------------------



Opening deficit                     4,340,724     3,661,287     2,547,119      1,576,774       891,228
Net loss for the year                 315,085       679,437     1,459,273        899,836       228,802
Net change due to
  change in policy                         --            --      (345,105)        70,509       456,744
------------------------------------------------------------------------------------------------------

Closing deficit                     4,655,809     4,340,724     3,661,287      2,547,119     1,576,774
------------------------------------------------------------------------------------------------------

Change in closing deficit                  --       783,717       783,717      1,238,822     1,058,313
------------------------------------------------------------------------------------------------------

The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1998, 1999, 2000 and 2001 are as follows:


===============================================================================================================

Prior to change in policy                2002           2001           2000              1999              1998
---------------------------------------------------------------------------------------------------------------

Opening deferred                                  $             $ 1,128,822        $1,058,313        $  601,569
    exploration costs

Exploration expenditures
    capitalized during the                                           88,823           224,791           456,744
    year

Deferred exploration
    costs written off                                     ()       (433,928)         (154,282)               --
    during the year
---------------------------------------------------------------------------------------------------------------

Closing deferred
    exploration costs                                               783,717         1,128,822         1,058,313
---------------------------------------------------------------------------------------------------------------

Restated, due to change
    in accounting policy:                2002           2001           2000              1999              1998
---------------------------------------------------------------------------------------------------------------

Opening and closing
    deferred exploration                   --         19,293             --                --                --
    costs

---------------------------------------------------------------------------------------------------------------

Exploration expenditures
    incurred and                       57,664         19,293         88,823           224,791           456,744
    expensed

----------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

                                        SELECTED FINANCIAL DATA (CANADIAN GAAP)

                                 YEAR         YEAR         YEAR          YEAR         YEAR           YEAR          YEAR
                                 ENDED       ENDED         ENDED        ENDED         ENDED         ENDED          ENDED
                                2002 ($)     2001 ($)     2000 ($)      1999 ($)     1998 ($)       1997 ($)      1996 ($)


Revenues                          --            --            --            --            --            --            --
Exploration Expenses          57,664        19,293        88,823       224,791       456,744       177,476        50,059
Depletion, Depreciation        3,047         3,097         4,376           212         3,347         6,348            --
and Amortization
General and                                225,434       280,157       283,430       370,236       138,234        43,833
Administrative Expenses      253,549

Other Income                   1,092         1,892       194,209        11,818       219,927       120,953         8,043




Net Income (Loss)           (315,085)     (679,437)   (1,114,168)     (970,345)     (228,802)     (201,105)      (85,849)
Per Share                      (0.06)        (0.24)        (0.42)        (0.39)        (0.02)        (0.02)        (0.02)

Working Capital              144,385        82,049       160,558       445,643       771,374     2,361,228     1,923,019

Deferred Exploration                        19,293        88,823       224,791     1,907,394     1,283,748       631,746
Expenses
Other Assets                   40,709       38,920        27,565       147,649       772,219        14,813            --

Long-Term Liabilities             --            --            --            --            --            --            --
Shareholders Equity          185,094       118,964       613,144     2,635,401     3,450,987     3,659,789     2,554,765


                        SELECTED FINANCIAL DATA, US GAAP


                              YEAR        YEAR           YEAR        YEAR        YEAR         YEAR        YEAR
                              ENDED      ENDED          ENDED       ENDED       ENDED        ENDED       ENDED
                              2002        2001           2000        1999        1998         1997        1996

Revenues                          --          --           --            --          --           --          --
Exploration Expenses          57,664      19,293       88,823       224,791     456,744      601,690     681,805
Depletion, Depreciation        3,047       3,097        4,376           212       2,247        6,348          --
and Amortization
General and                  253,549     225,434      704,826       403,901     410,236      138,234      48,833
Administrative Expenses
Other Income                   1,092       1,892        7,424        11,818     219,927      120,953       8,043
Basic Net Income (Loss)     (388,185)   (679,437)  (1,274,379)   (1,115,822)   (893,190)    (916,536)   (721,375)
Per Share                      (0.07)      (0.24)       (0.48)        (0.39)      (0.07)       (0.09)      (0.18)
Working Capital              144,385      82,049      160,558       445,643     771,374    2,361,228     547,619
Deferred Exploration              --          --           --            --          --           --          --
Expenses
Other Assets                  40,709      36,915      452,586       147,649     728,679       14,813          --
Long-Term Liabilities             --          --           --            --          --           --          --
Shareholders Equity          164,207      14,355      568,772       593,292   1,500,053    2,376,041   1,923,019


CERTAIN RISKS OF OPERATION

Our business is subject to a number of material risks which may affect its future financial performance, including risks customarily encountered by early-stage mining companies.

GENERAL EXPLORATION AND MINING RISKS
------------------------------------

OPERATING RISKS

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of our properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs. We rely significantly on independent consultants and other professionals for exploration and development expertise.

CAPITAL EXPENDITURES

We will require substantial resources to establish ore reserves, develop metallurgical processes to extract metal from the ore, and develop mining and processing facilities at a given site. Although substantial benefits may be derived from the discovery of a major mineralized deposit, there can be no assurances that sufficient quantities of minerals with a sufficient average grade to justify, if warranted, commercial development of any such site.

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

Our Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.

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

STAGE OF DEVELOPMENT

We have no production revenue. We do not have an operating history upon which investors may rely. Moreover, we have no commercially viable properties at this time.

We have limited financial resources, with no assurance that sufficient funding will be available for future exploration and development or to fulfill our obligations under current agreements. There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Our accumulated deficit as at November 30, 2002 was $4,655,809.

METAL PRICES

We cannot control the marketability of the minerals we discovers. Metal prices have fluctuated widely in recent years, and are affected by numerous factors beyond our control. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

COMPETITION

The mineral industry is very competitive. We must compete with other companies possessing superior financial resources and technical facilities. This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees.

NO ASSURANCE OF TITLES

Our mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects. Substance and continuity of title may also be affected by political instability and the vagaries of law as they exist and are applied in foreign jurisdictions. Surveys have not been carried out on all of our mineral properties and therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

GENERAL OPERATING HAZARDS
-------------------------

PERMITS AND LICENSES

Our operations require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Our properties in the State of Nevada consist of the Whisky Canyon Property. The Whisky Canyon Property includes Betty O'Neal mining claims leased from Battle Mountain State Mortgage Bank and 23 Bet claims located by the Corporation. We currently have licenses, issued by the Nevada Department of Mining, to conduct geological, geochemical and geophysical investigations and sample drilling at the Whisky Canyon Property for a period of one year. The license may be renewed on a yearly basis by submitting the yearly filing fees to the appropriate Land Claims Offices in the state. The yearly filing fee for our property is as follows: $1,100 USD for the Whisky Canyon Property. We are currently in good standing with the Nevada Department of Mining. Additional licenses will be required to extract minerals, if found. Surface rights for mining operations are available upon application for licenses to extract minerals.

PRICE FLUCTUATIONS, SHARE PRICE VOLATILITY

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. Our Common Shares traded between $0.17 and $1.48 in 1996, between $0.56 and $1.60 in 1997, and between $0.23 and $0.64 in 1998 and between $0.19 and $1.09 in 1999 and between $0.75 and $0.13 in 2000 and between $0.08 and $0.13 in 2001 and between $0.10 and $0.46 in 2002. No assurances can be made that our share price and volume will not continue to fluctuate materially.

SIGNIFICANT UNCERTAINTIES

We currently do not have any producing mineral properties but are seeking mineral property prospects. These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties. There is no assurance that we can raise the additional funds necessary to complete the development work and, if warranted, bring the property into production. There is also no assurance that the property will prove to be profitable if it is brought into production.

ENVIRONMENTAL REGULATIONS

All phases of our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future charges in environmental regulation, if any, will not adversely affect our operations.

We are in compliance with all applicable environmental laws and regulations in Nevada, USA.

ITEM 4   INFORMATION ON THE COMPANY
-----------------------------------

NAME AND INCORPORATION

Triband Enterprise Corp. (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation. On August 22, 2002, the Corporation changed its name to Triband Enterprise Corp. The authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of November 30, 2002, its fiscal year end there were 7,085,736 Common Shares issued and outstanding and no preferred shares issued and outstanding; there are 7,735,736 Common Shares issued and outstanding as of May 25th, 2003.

The registered office is located at 2300 Western Gas Tower, 530- 8th Ave., S.W., Calgary, Alberta, T2P 3S8 and the head office is located at #903 - 1485 West 6th Ave.,, Vancouver, British Columbia, V6H 4G1 (604) 331-0096. We have one wholly owned, direct subsidiary: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997. The registered office of Triband Resource US Inc. is located at , 6121 Lakeside Dr., Suite 260 Reno, Nevada.

INTERCORPORATE RELATIONSHIPS

We have one wholly owned subsidiary, Triband Resource U.S. Inc., located at 6121 Lakeside Dr., Suite 260, Reno, Nevada.

BUSINESS OF THE CORPORATION
---------------------------

DESCRIPTION AND GENERAL DEVELOPMENT

We are a natural resource corporation currently engaged in the acquisition and exploration of mineral properties. We presently have no producing properties, and there can be no assurance that a commercially viable body of ore (a reserve) exists in any of our properties until appropriate drilling and/or underground testing is done. A comprehensive evaluation based upon unit cost, grade recoveries and other factors determines economic feasibility.

Prior to August 22, 1996, we conducted no business operations of any kind other than those acts consistent with our attempts to acquire commercially viable business interests in the natural resource industry.

During the five preceding fiscal years we have pursued our operations through the acquisition and exploration of mineral properties in Canada, Vietnam and the United States. Presently, our principal mineral property which is in the exploration stage is located in Whiskey Canyon Nevada. We no longer have any interest in the IP and PW Claims in Nevada and no longer have any interest in mining properties in the Standard Creek property in British Columbia. As at December 1, 1999 we wrote off the $422,682 expended on the Standard Creek property. We are conducting no further exploration activities in British Columbia at this time. In 2000, we wrote off $783,717 expended on the Nevada properties.

On November 28, 1997, we acquired three exploration licenses in the Bac Giang Province in Vietnam. We satisfied the minimum exploration expenditures required on the Bac Giang Project during the first year of the licenses; however, because of the unsatisfactory results of our exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government, we decided not to expend any further amounts on the project. As of February 28, 1999, we wrote off $154,129 and abandoned the Bac Giang Project. We are no longer conducting any activities in Vietnam at this time.

The table below illustrates our expenditures on development and exploration activities for the last five fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A major difference under Canadian generally accepted accounting principals is that the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Except as stated above and explained in Note 12 of our financial statements, the figures below are consistent with U.S. GAAP.


                        2002      2001     2000      1999      1998       1997   1995

General Exploration    57,664    19,293    88,823   224,791    76,246        --   --
Mineral Properties         --    20,186   132,557    97,106   166,902    50,433   --


We have not prepared a budget for all our properties due to depressed gold prices. The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

We employ certified independent geological consultants to extract samples from the properties who utilize certified independent laboratories for the testing of samples taken from the Nevada properties in order to ensure the validity and integrity of samples taken. We utilize the services of a director and of independent certified geologists to review the laboratory results and order additional tests from independent laboratories to verify results.

CHANGE OF BUSINESS

During the fiscal year 2002 there was no change of business contemplated.

In April 2000, we decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding our intention to change our business.

Subsequent to the year ended November 30th, 2000, on February 14th, 2001, we announced that we had entered into preliminary discussions with Via Vis Technologies Inc., whereby Triband Resource Corporation would acquire all of the issued and outstanding shares of Via Vis Technologies Inc., in exchange for the issuance of 41,500,000 shares of Triband Resource Corporation.

On March 27th, 2001, Triband Resource Corporation announced that it had opted not to proceed with the Via Vis Technologies Inc. acquisition. There were no costs relating to this acquisition.

On May 2, 2000, we entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which we had agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 common shares of Triband at the deemed price of $0.45 per share. The 3,500,000 common shares will be subject to a contractual performance escrow agreement, pursuant to which the common shares will be released upon the achievement by eFinancial of certain performance criteria to be determined.

Concurrent with the acquisition, we announced our intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit. Each unit consisted of one common share and one share purchase warrant which entitled the warrant holder to purchase one common share at the price of $0.55 per share for the first year and $0.80 per share for the second year.

In August 2000, we determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. All costs relating to this acquisition totaling $40,163 were written off during the period.

We intend to continue to review potential business opportunities in mining exploration..

INVESTMENTS

In July 1999, we acquired 240,000 shares in Puresource, Inc., a company which owns a "SteriSure Process", at the cost of $146,450. SteriSure Process is a proprietary technology, which uses a combination of patented, and trade secret technologies, including application of gamma irradiation, to safely and completely sterilize biologics without destroying their integrity and without using toxic chemicals. Puresource is currently in the process of completing a transaction with SteriSure, Inc. a California company that has the marketing skills and financial resources to accelerate the commercialization of the technology.

Effective August 19,1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of Claifornia, USA. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,000,000).

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

Concurrently, the investment in shares of Puresource has been written down by $145,449 to a nominal value of $1. The balance of the investment will be written off in the financial statements at the date of formal wind up and dissolution of the corporation.

WHISKY CANYON

We are also actively seeking a joint venture partner for the Betty O'Neal property located in Whisky Canyon, Nevada. The claims we acquired are as follows:

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
Yankee                   2/14/1895        25277          Lot 54

During the 1999 to 2000 period, we abandoned the Iowa claims in Nevada due to economic reasons. During the 2001 to 2002 period, we abandoned the Chloride, Defiance, Defiance No. 2, Dusang, Eagle, Grove Henry Logan, Highland Chief, Monitor, Record, Ruby Silver, Ruth, Valley View and Yankee claims for economic reasons.

DESCRIPTION OF PROPERTIES
-------------------------

We are in the exploration stage and its properties are presently without a known body of commercial ore. Our principal mineral properties are the following.

The Whisky Canyon Property, located along the northwest flank of the Shoshone Range, approximately 12 miles southeast of Battle Mountain, Lander County, Nevada, USA and the 23 BET Claims we located in 1997 bordering the Betty O'Neal patented claims.

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

Our land package includes the Betty O'Neal claims under a mining leas agreement with the Battle Mountain State Mortgage Bank and the 23 Bet claims we own, bordering the Betty O'Neal patented claims. The Whisky Canyon Property is located in T.30N, R.45E., sections 22,26,27,34 and 35.

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

PROPERTY ACQUISITION

The Betty O'Neal claims are currently owed by Battle Mountain State Mortgage Bank ("Battle Mountain"), a California corporation. Our subsidiary Triband Resource US Inc. entered into a Mining Lease and Option Agreement, ("Mining and Lease Option Agreement"). Under the agreement the Corporation may explore, conduct geological, geochemical and geophysical investigations, sample, drill or otherwise explore for, in the manner and to the extent that the Corporation in its sole discretion, deems advisable.

Under the agreement Battle Mountain agreed to lease exclusively to Triband, the property and all minerals. Under the agreement we agreed to make an initial payment for the property of $15,000 USD to Battle Mountain to be paid in two installments of $7,500 USD each in July and February of each year of the lease.

Under the Mining Lease and Option Agreement, we agreed to pay and has agreed to pay to Battle Mountain State Mortgage Bank the following:

                                                          PAYMENT AMOUNT
                                                               (US$)

                      DATE

July 8, 2002 (paid)                                           $7,500
February 8, 2003 (paid) and each  following  year             $7,500
for a period to be determined

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

St. George Metals also agreed to grant us the exclusive right to purchase one-half of the Royalty representing two percent (2%) of the net smelter returns ("Royalty Option"). The purchase price for the Royalty Option is $1,000,000 USD. The Royalty Option may be exercisable by the us at any time within six (6) months after we receive all approvals, consents, licenses and permits required for the production of Insert 2nd minerals from the Whisky Canyon Property and the commencement of development of a commercial mine on the Whisky Canyon Property.

If we exercise the Option, our obligation to pay the minimum payments will terminate. The Royalty percentage will also be reduced. The Royalty percentage under the Mining Lease and Option Agreement rate is four percent (4%) of the net smelter returns. However, this amount will be decreased to two percent (2%) upon our exercise of one, but not both, of the Option or the Royalty Option. Furthermore, we will be credited and the Royalty otherwise payable to St. George Metals in any quarter will be reduced by the amount of any and all production fees, production royalties or severance taxes assessed against, based on or imposed or levied against the production of minerals, ore or product from the Whisky Canyon Property which are paid by us to any party under the Underlying Agreements relating to the Mining Lease and Option Agreement during the quarter. We will be making no such payments under the Underlying Agreements except as disclosed above.

The assessment work in accordance with the Mining Lease and Option Agreement was carried out between September 1, 1998 and September 1, 1999. The Corporation has a work commitment for exploration, development and reclamation work on the Whisky Canyon Property as described below:

          DATE                                 LEASE YEAR COMMITMENT (US$)
July 9, 2000 (completed)                                $150,000
July 9, 2001                                            $200,000
July 9, 2002                                            $250,000


After the third lease year, beginning July 9, 2001, the work commitment obligation will increase by the amount of fifty thousand dollars ($50,000 US) for each lease year until the Corporation commences commercial production on the Whisky Canyon Property.

In addition to the property from St. George Metals, we also acquired a group of patented mining claims in the adjacent area from Battle Mountain State Bank Mortgage Corporation. In accordance with an agreement dated July 7, 2000, we acquired an option to purchase 17 patented mining claims during a period of 15 years for a total purchase price of US$2,000,000 plus 2.5% net smelter royalty. We are required to pay the following advance royalty payments:

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

Depending on the time we exercise the option, the above purchase price will be increased by applying the Consumer Price Index as published by US Department of Labor using the fifth anniversary date as the base year; and will be reduced by all advance royalty payments made by Triband after the sixth year. In addition, we are required to spend the following amounts each year as work commitments to the maximum of US$250,000.

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

In the period 2001 to 2002 we abandoned certain claims in the area for economic reasons. We have no further work commitments on the properties. The only obligation we have is to the Battle Mountain State Mortgage Bank with respect to the lease of the Betty O'Neal claims. We are obliged to pay the Battle Mountain State Mortgage Bank a total of $15,000 USD per year in $7, 500 USD increments, due in July and February of each year.

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

Exploration drilling has identified several areas of low grade gold mineralization. The primary focus of gold exploration has been in upper Whisky Canyon (Noranda, Draco Minerals, St. George), upper Rocky Canyon (Draco Minerals), the Luck Rocks area (St. George, Reynolds Metals) now owned by Cameco, and along the range front just south of the mouth of Rocky Canyon (Cameco). We control the Whisky Canyon area, upper Rocky Canyon and the range front just west of the Lucky Rocks ridge and north of the Cameco project area.

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

EXPLORATION

We are currently doing surface geologic mapping at a scale of 1 inch to 400 feet (1:4800) which will cover the entire property. A program of surface rock and soil sampling is planned to better define areas of anomalous metals. This will also be done over areas which show rock alteration.

Areas which are found to contain anomalous contents of metals overlapping altered rocks will then be mapped in greater detail such as at 1 inch to 200 feet (1:2400).

We are doing several types of geophysical studies including ground and airborne magnetic surveys, geologic mapping and soil and rock sampling. Induced polarization ("I.P.") surveys may also be done over select areas to locate zones that could contain sulfide minerals commonly associated with gold to better define targets for drilling.

The combined results of geologic mapping, geochemical sampling and geophysical studies will be used to plan a future drilling program.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are involved in mineral exploration activities in Nevada, USA. To date, we have no revenue from operations. Expenditures related to mineral exploration and corporate overhead generated items are expensed. Exploration and overhead expenditures fluctuate depending on the exploration stage of our various projects and on the amount of available working capital. We are not restricted in our ability to transfer funds to its subsidiaries.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S. and Vietnamese currencies. The Corporation's expenses are denominated in both Canadian and U.S. currencies. All expenses incurred in Vietnam were paid for in U.S. currency.

The following discussion of the operating results and financial position should be read in conjunction with the consolidated financial statements (and related notes).

RESULTS OF OPERATION

The net loss for the twelve months ended November 30, 2002 was $315,085 or $0.06 per share in comparison with $679,427 or $0.24 per share for the same period last year. The increase in loss is due to the write off of exploration costs of the Standard Creek property and the write off of mineral properties. Fully diluted income (loss) per share for the year ended November 30, 2002 was ($0.06) compared to ($0.24) for the previous year end of November 30, 2001.

YEAR ENDED NOVEMBER 30, 2002

Net loss for the year ended November 30,2002 under Canadian GAAP was $315,085 as compared to $679,437 for the year ended November 30, 2001. The decrease in losses is mainly due to the decreased cost in the acquisition of mineral properties and decreased exploration costs..

Net loss for the year ended November 30, 2002 under US GAAP was $388,185 ( 2001
- $265,899 2000 - $1,090,823 1999 - $1,115,022; 1998 - $893,190; 1997 -
$893,190; 1996 - $721,,371). The comparison of loss per Canadian GAAP was calculated as follows:


                                         2002         2001        2000          1999         1998          1997
Loss for the year per
Canadian GAAP                        $  315,085   $  679,437   $1,114,437   $  970,345   $  228,802   $  201,105

Compensation expense on
Granting Stock Options (1)              $73,100           --   $  476,404   $  120,471

Acquisition of Mineral
Properties(2)                                --   $   20,186   $  132,577   $   97,106   $   40,742   $   63,429

Write off of mineral
Properties under CDN
GAAP                                         --   $  433,724   $  632,326   $   37,900   $  456,744   $  601,569
                                                  ----------   ----------   ----------   ----------   ----------

Loss for the year
Under US GAAP                        $  388,185   $  265,899   $1,090,823   $1,115,022   $  893,190   $  916,536
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

Total assets of the Corporation increased from $118,964 as at November 30, 2001 to $185,094 as at

November 30, 2002. During the year, the Corporation received $0 from the sale of marketable securities and $12,750 from exercise of stock options.

In 2002, the Corporation expended a total of $57,664 on exploration programs on the Whisky Canyon, and Bet properties in Nevada as compared to $19,293 in 2001.

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

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the exercise of incentive stock options and share purchase warrants. We have no revenue from mining to date and do not anticipate mining revenues in the foreseeable future. We believe that we have adequate working capital to proceed with its planned exploration programs.

We have no loan agreements or other current financing plans to raise additional capital. However, the Board of Directors may seek to increase the exploration budget through private placements if we receive positive geological results warranting future exploration.

We have made one commitment for capital expenditures for the remainder of the fiscal year. The capital expenditure will be made on the Whisky Canyon Property. Under the terms of the Mining Lease and Option Agreement, we have agreed to pay St. George Metals at total of $150,000 USD in exploration expenditures by July 9, 2002. These funds were paid from the Corporation's general working capital.

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

Year Ended November 30, 2002

During the year ended November 30, 2002, the Corporation used $256,596 of its cash resources for operating activities and $57,664 in its investing activities. Including in the investing activities was $0 for mineral properties $57,664 for exploration costs, and $0 in costs incurred in investigating potential investments. These activities were funded by the initial cash balance on hand at the beginning of the year plus funds raised during the year. During the fiscal year, the Corporation received $330,500 from private placements $180,250 from the exercise of warrants and $12,750 from the exercise of incentive stock options. As a result, the Corporation had a negative cash flow of $315,085 and a cash balance of $126,202 as at November 30, 2002.

Year Ended November 30, 2001

During the year ended November 30, 2001, the Corporation used $151,574 of its cash resources for operating activities and $42,215 in its investing activities. Included in the investing activities was $20,186 for mineral properties, $19,293 for exploration costs, and $1,772 in costs incurred in investigating potential investments. These activities were funded by the initial cash balance on hand at the beginning of the year plus funds raised during the year. During the fiscal year, the Corporation received $125,000 from a private placement As a result the Corporation had a negative cash flow of $679,437 and a cash balance of $59,833 as at November 30, 2001.

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

Year Ended November 30, 1999

During the year ended November 30, 1999, the Corporation used $443,646 of its cash resources for operating activities and $463,575 in its investing activities. Included in the investing activities was $97,106 for mineral properties, $224,791 for exploration costs, and $146,450 for an investment in a private company incorporated in the State of Washington. These activities were funded by the initial cash balance on had at beginning of year plus funds raised during the year. In September 30, 1999, the Corporation completed a private placement of $80,250 for issuing the 535,000 common shares. During the year, the Corporation also received $4,000 from the exercise of stock options. As a result the Corporation had a negative cash flow of $822,971 and a cash balance of $18,332 as at November 30, 1999.

Year Ended November 30, 1998

During the year ended November 30, 1998, the Corporation used $95,843 of its cash resources for operating activities, which was included in a net loss for the year of $228,802, reduced by a recovery of $132,959 in non-cash and working capital items. Expenditures on investing activities amounted to $1,383,299, an increase of $532,660 from the previous year. The 1998 expenditures included mineral properties acquisition and exploration of $456,744 and an investment in the amount of $761,850 in Indico Technologies Corporation, a corporation listed on the Alberta Stock. During the year ended November 30, 1998, the Corporation issued a total of 100,000 shares at the price of $0.20 for exercise of stock options. As of November 30, 1998, the consolidated cash equivalent amounted to $841,303, a decrease of $1,459,142 from the beginning of the year.

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

SIGNIFICANT UNCERTAINTIES

We currently do not have any producing mineral properties but are seeking mineral property prospects. These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties. There is no assurance that we can raise the additional funds necessary to complete the development work and, if warranted, bring the property into production. There is also no assurance that the property will prove to be profitable if it is brought into production.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
---------------------------------------------------

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term. All directors and officers hold office until the next annual general meeting of our shareholders or until successor be appointed.


--------------------------------------------------------------------------------------------------------------------
                                                                                   NUMBER OF
                                                                               COMMON SHARES OF
                                                                                THE CORPORATION
                                                                              BENEFICIALLY OWNED     PERCENTAGE OF
               NAME,                                                             OR DIRECTLY/         ISSUED SHARE
     MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION DURING THE           INDIRECTLY          CAPITAL (3)
   AND POSITION WITH CORPORATION                PAST FIVE YEARS               CONTROLLED (2) (3)
-----------------------------------------------------------------------------------------------------------------
GARY FREEMAN                          President and Director of Triband             248,300              3. 5%
Vancouver, British Columbia           Enterprise Corp.  from March, 2000
Canada                                to present.  Mr. Freeman has been
President and Director                in the investment community for
                                      over 18 years and has been responsible for
                                      the financing of many public companies,
                                      such as Lion Lake Resources, Palmer
                                      Resources and Indico Technologies. He has
                                      worked in the development and the
                                      structuring of projects from early stages.
                                      Mr. Freeman began working with Triband in
                                      1996 and had worked as project
                                      co-coordinator on a contract basis.

-----------------------------------------------------------------------------------------------------------------
JERRY G. POGUE  (1)                   Past President of Triband                     41,861                .6%
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

---------------------------------------------------------------------------------------------------------------------
SAM SZJMAN(4)                         Director and Corporate  Secretary of            Nil                 N/A
Vancouver, British Columbia           the  Company   since  March,   2000.
Canada                                Independent     Corporate    Finance
Corporate Secretary and Director      Consultant  from  1995  to  present;
                                      Director and Vice-President, Legal
                                      Affairs of First Continental
                                      Bancorp., a private specialized
                                      commercial, asset-based finance
                                      company from 1996 to 1999

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
MICHAEL BARTLETT                      President and Owner of Leisure                  Nil                 N/A
Florida, USA                          Capital & Management Inc., a
Director                              company which specializes in the
                                      pre-development, start-ups in innovative
                                      strategic, conceptual, economic and
                                      financial solutions from 1989 to present;
                                      from 1998 director, chairman and President
                                      of Indico Technologies Corporation, a
                                      public company trading on the TSX Venture
                                      Exchange; from 1996 to present, President
                                      & CEO of Creative Entertainment &
                                      Technologies, Inc., a public company
                                      trading on the TSX Venture Exchange; from
                                      January 1995 to 1996 President and CEO of
                                      National Maritime Authority

------------------------------------------------------------------------------------------------------------------
WILLIAM R. GREEN (1)                  Mr.  Green  is  responsible  for the            Nil                 N/A
                                      Company's mineral exploration
                                      projects in Nevada. President,
                                      Chairman and Director from 1996 to
                                      present of Mines Management Inc., a
                                      public company which trades on the
                                      NASD's OTC Electronic Bulletin
                                      Board; President and Director of
                                      Centram Exploration Ltd, a public
                                      company listed on the TSX Venture
                                      Exchange from 1998 to present;
                                      Vice-President and Director of
                                      Petromin Resources Ltd., a public
                                      company listed on the TSX Venture
                                      Exchange from 1991 to present;
                                      Vice-President and Director of
                                      Yamana Resources, a public company
                                      listed on the Toronto Stock
                                      Exchange from 1994 to 1995
---------------------------------------------------------------------------------------------------------------

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

(3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 290,161 Common Shares of the Corporation, representing 4.1% of the total issued and outstanding Common Shares of the Corporation as at May 25th, 2003.

(4)  Sam Szajman resigned at an officer and director in July, 2002.

MANAGEMENT

At the Annual General Meeting held on August 9, 2002, Gary Freeman, Michael Bartlett, William Green, and Jerry Pogue were elected as directors of the Company. Mr. Freeman was elected to the office of President at that time. Sam Szajman resigned as a Director and Secretary in July, 2002.

Gary Freeman provides his services as President to the Company on a full time basis. The Company has no other full or part time employees and hires consultants on an as needed basis.

INVESTOR RELATIONS

We have no investor relations agreements in place.

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

SUMMARY COMPENSATION TABLE
--------------------------

---------------------------------------------------------------------------------------------------------------------------
                                    Annual Compensation                           Long Term Compensation
                                                                                   Awards          Payouts

---------------------------------------------------------------------------------------------------------------------------
                                                                           Common
                                                                           Shares     Restricted               All other
                                                              Other        Under      Shares or   LTIP       Compensation
 Name and Principal      Fiscal        Salary      Bonus   Annual Comp    Options\    Restricted  Payout          ($)
      Position          Year End         ($)        ($)        ($)      SARs granted  Share Units   ($)
                                                                            (#)           ($)
---------------------------------------------------------------------------------------------------------------------------

Gary R. Freeman,      Nov. 30/02      $60,000      Nil        Nil        250,000        Nil         Nil          Nil
Director, President

                      Nov. 30/01      $60,000      Nil        Nil


                      Nov. 30/00      $60,000      Nil      $30,000
---------------------------------------------------------------------------------------------------------------------------

Jerry G. Pogue        Nov. 30/02       Nil         Nil        Nil         90,000        N/A         N/A          N/A
Director,

                      Nov. 30/01       Nil         Nil        Nil         45,000        N/A         N/A          N/A
                                                                                        Nil         Nil          Nil
                                                                                        Nil         Nil          Nil
                      Nov. 30/00     $51,250       N/A        N/A         45,000        Nil         Nil          Nil
                      Nov. 30/99     $55,000       Nil        Nil          Nil
                      Nov. 30/98     $46,000       Nil        Nil          Nil
                      Nov. 30/97       Nil         Nil        Nil        100,000
                      Nov. 30/96       Nil

---------------------------------------------------------------------------------------------------------------------------

William R. Green,     Nov. 30.02       Nil         Nil       $31,400      50,000
Director

                      Nov. 30/01       Nil                   $10,000      20,000        NA         N/A          N/A

                      Nov. 30/00                             $ 6,787
---------------------------------------------------------------------------------------------------------------------------

Michael Bartlett,     Nov. 30/02       Nil         Nil        Nil         50,000        N/A         N/A          N/A
Director

                      Nov. 30/01       Nil         Nil        Nil         20,000        N/A         N/A          N/A


                      Nov. 30/00       Nil         Nil        Nil
---------------------------------------------------------------------------------------------------------------------------

Shalom (Sam)          Nov. 30/02       Nil         Nil        Nil         25,000        N/A         N/A          N/A
Szajman, Director

                      Nov. 30/01       Nil         Nil       $ 5,000      20,000        N/A         N/A          N/A


                      Nov. 30/00      $1,400
---------------------------------------------------------------------------------------------------------------------------

James T. Martin       Nov. 30/99       N/A         N/A        N/A          N/A          N/A         N/A          N/A
Past Director         Nov. 30/98       Nil         Nil        Nil          Nil          Nil         Nil          Nil
                      Nov. 30/97       Nil         Nil        Nil          Nil          Nil         Nil          Nil
                      Nov. 30/96       Nil         Nil        Nil        292,500        Nil         Nil          Nil
---------------------------------------------------------------------------------------------------------------------------

Larry W. Reaugh       Nov. 30/99       N/A         N/A        N/A          N/A          N/A         N/A          N/A
Former Director       Nov. 30/98       Nil         Nil        Nil          Nil          Nil         Nil          Nil
                      Nov. 30/97       Nil         Nil        Nil          Nil          Nil         Nil          Nil
                      Nov. 30/96       Nil         Nil        Nil          Nil          Nil         Nil          Nil
---------------------------------------------------------------------------------------------------------------------------

Arthur S. Radtke      Nov. 30/99       N/A         N/A        N/A          N/A          N/A         N/A          N/A
Past                  Nov. 30/98      66,590(1)    Nil        Nil         50,000        Nil         Nil          Nil
Vice-President.       Nov. 30/97      63,994(1)    Nil        Nil          Nil          Nil         Nil          Nil
Exploration &         Nov. 30/96       Nil         Nil        Nil        100,000        Nil         Nil          Nil
Former Secretary
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

Timothy J. Percival   Nov. 30/99         N/A         N/A        N/A          N/A          N/A         N/A          N/A
Former Director of    Nov. 30/98        151,973      Nil        Nil        25,000         Nil         Nil          Nil
a Subsidiary (4)      Nov. 30/97        116,668      Nil        Nil        25,000         Nil         Nil          Nil
                      Nov. 30/96          Nil        Nil        Nil          Nil          Nil         Nil          Nil
---------------------------------------------------------------------------------------------------------------------------

David L. Seymour      Nov. 30/978     Nov. 30/97     309        Nil          Nil         95,000       Nil          Nil
Former Director       Nov. 30/96          Nil        Nil        Nil          Nil          Nil         Nil          Nil
(2)(3)                                    Nil        Nil        Nil        100,000        Nil         Nil          Nil
---------------------------------------------------------------------------------------------------------------------------

(1) Paid to Cougar Metals International, Inc., of which Mr. Radtke is the primary owner and provides geology consulting services to the Corporation.

(2) The Corporation provided a $60,000.00 interest free loan to David L. Seymour in June, 1997 which was fully repaid in February, 1998.

(3) Mr. Seymour was a Director of the Corporation from August 22, 1996 to November 24, 1998.

(4) Is a former Director of the Corporation's subsidiary Triband Resource US Inc. and provides geology consulting services.

A Company partially owned by William Green received compensation for geological services in 2002.

No other executive officer received direct or indirect compensation from any source for services provided to the Corporation during the most recently completed financial year.

Mr. Gary Freeman became a director and President as of March 24, 2000.

OUTSTANDING WARRANTS FROM PREVIOUS PRIVATE PLACEMENTS

As of November 30, 2002, there were warrants outstanding for the right to purchase 50,000 common share exercisable at a price of $0.12 per share until October 10, 2002 and at $0.15 per share until October 10, 2003.

There were a further warrants outstanding to purchase 769,166 common share exercisable at a price of $0.30 per share until April 7, 2004. With the exception of 238,000 warrants owned by G.F. Consulting Corp., a company owned and controlled by the President, all remaining warrants are owned by private individuals or corporations not related to Triband.

As of November 30, 2001, there were warrants outstanding for the right to purchase 1,250,000 common shares exercisable at the price of $0.12 per share until October 10, 2002 and at $0.15 per share until October 10, 2003. These warrants are owned by G.F. Consulting, of Vancouver, B.C. Canada as to 150,0000, the balance of these warrants are owned by private individuals or corporations not related to Triband.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

We have no defined benefit or actuarial plans.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

We do not presently have any outstanding employment contracts.

MANAGEMENT AND CONSULTING CONTRACTS

We currently utilize the services of Mr. William R. Green, a director of the Corporation to provided geological and consulting services to the Corporation with respect to its existing properties and in identifying other properties of potential interest.

Pursuant to a Letter of Engagement dated February 18, 1997 ("Letter of Engagement") the Corporation engaged the geological services of Mr. Timothy J. Percival. Under the Letter of Engagement the Corporation compensates Mr. Percival at a rate of $350.00 USD/day which is billed on a monthly basis. The Corporation has also agreed to reimburse Mr. Percival for all reasonable out of pocket expenses which is also billed on a monthly basis. In addition to this above, the Corporation has also agreed to reimburse Mr. Percival a total of $395.00 USD/month towards office expenses. In accordance with the Letter of Engagement the Corporation has agreed to pay a Finder's Fee if the Corporation acquires, either by location or by negotiated agreement, a property recommended by Mr. Percival as a result of data or general information supplied by Mr. Percival. Pursuant to an agreement made in July, 2002, Mr. Percival's services were no longer required and a payment of USD$10,000 was made to Mr. Percival with respect to any Finder's Fee payable to Mr. Percival for any past or future acquisitions we may make.

COMPENSATION OF DIRECTORS

We have no arrangements, standard or otherwise, pursuant to which directors are compensated by the us for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.

None of our directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year with the exception of stock options granted to our directors. See
Item 12 below.

PROPOSED COMPENSATION

We have determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning December 1, 2001 as follows:

                                 MONTHLY                  YEARLY
                                   CDN.                    CDN.

    ---------------------------------------------------------------------
    Gary Freeman                  $5,000                 $60,000


Except as disclosed above, we have no standard arrangement pursuant to which Named Executive Officers or directors are compensated for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

During fiscal 2002, G.F. Consulting Corp. a private corporation wholly owned by Gary Freeman the President and a director participated in two private placements whereby G.F. Consulting Corp., purchased 150,000 common shares at $0.10 per share and 238,000 common shares at $0.23 per share and 150,000 common share purchase warrants exercisable at $0.15 and 238,000 common share purchase warrants exercisable at $0.30.

We utilize the services of Dr. William R. Green, a director and Secretary as a geologist. Dr. Green has provided geological and consulting services to Triband regarding our existing properties and in helping to identify other

Management Inc., a company owned by Dr. Green and his associates. The compensation paid to Dr. Green is comparable to that which would have been paid for services rendered by unaffiliated parties.

We pay G.F. Consulting Corp., a company wholly owned by Gary Freeman, our President and a director for rent and communication expenses. The compensation paid to Mr. Freeman is comparable to that which would have been paid for services rendered by unaffiliated parties.

We participated in a private placement dated March 23, 1998, with Indico Technologies Corporation ("Indico"), a corporation listed on the TSX Venture (formerly the Canadian Venture Exchange and formerly the Alberta Stock Exchange). We purchased 704,225 Units of Indico at a price of $0.71 US per Unit in September, 1998. Each Unit consists of one common share of Indico and one share purchase warrant exercisable for one common share on or before September 11, 2000 at a price of $2.00 CND. per common share. Indico Technologies Corporation and Triband do not have any common directors or officers.

We used to utilize the services of Mr. Arthur Radtke, our Vice-President Exploration and Secretary, as a geologist for the Corporation. Mr. Radtke has provided geological and consulting services to Triband regarding our existing properties and in helping to identify other properties of potential interest. We used to compensate Mr. Radtke by payment to Cougar Metals International, Inc., a company owned by Mr. Radtke. Mr. Radtke was hired as a consulting geologist and was appointed an officer of the Corporation at that time. The compensation paid to Mr. Radtke was comparable to that which would have been paid for services rendered by unaffiliated parties.

There was also a Stock Option Agreement between the Corporation and Mr. Radtke dated June 10, 1998 whereby Mr. Radtke was granted options for the right to purchase 50,000 common shares, exercisable at a price of $0.45 per share. These options were cancelled in February 2002.

Pursuant to a Letter of Engagement dated February 18, 1997 ("Letter of Engagement") we engaged the geological services of Mr. Timothy J. Percival. Under the Letter of Engagement, we compensated Mr. Percival at a rate of $350.00 USD/day, billable on a monthly basis. We also agreed to reimburse Mr. Percival for all reasonable out of pocket expenses. In addition to the above, we also agreed to reimburse Mr. Percival a total of $395.00 USD/month towards office expenses. In accordance with the Letter of Engagement, we agreed to pay a finder's fee to Mr. Percival if we acquires a property based upon general information and data supplied by Mr. Percival. We paid a total of $151,973 during the 1998 to 2000 fiscal period to Mr. Percival. Mr. Percival was hired as a consulting geologist for the Corporation. The compensation paid to Mr. Percival is comparable to that which would have been paid for services rendered by unaffiliated parties. Mr. Percival's services were no longer required and this agreement was terminated in July 2002, upon payment to Mr. Percival of USD$10,000 in consideration of any future finder's fees and acquisitions.

We also executed two Stock Option Agreements with Mr. Percival. The first agreement is dated May 8, 1997, and grants Mr. Percival 25,000 options exercisable at a price of $0.45 per share. The second Stock Option Agreement, dated June 10, 1998, grants 25,000 options to Timothy J. Percival exercisable at a price of $0.45 per share. These options were cancelled in February, 2002.

We paid a total of $ 55,000 during the 1996 period to Mr. Jerry G. Pogue in consulting fees. Mr. Jerry G. Pogue also has two separate Stock Option Agreements, one dated September 11, 1996 for the right to purchase 100,000 common shares at the exercise price of $0.15 and the other dated April 4, 2000 for the right to purchase 125,000 common shares at the exercise price of $0.52 per share. These options were cancelled February, 2002.

We paid a total of $ 18,750 during the 1999 fiscal period to Mr. Gary Freeman in consulting fees. Mr. Gary Freeman also has two separate Stock Option Agreements with the Corporation, one dated June 10, 1998 for the right to purchase 20,000 common shares at the exercise price of $0.15 per share and the other dated April 4, 2000 for the right to purchase 70,000 common shares at the price of $0.52 per share. These options were cancelled February, 2002.

As of February 28, 1999, the end of our first quarter, We wrote off $154,129 and abandoned the Bac Giang Project in Vietnam due to the unsatisfactory results of the exploration program, as well as the uncertainties regarding renewal of its exploration licenses by the Vietnamese government. We are conducting no further activities in Vietnam at this time. The Bac Giang Project was located adjacent to the Bac Giang Copper Project, a property formerly owned by Palmer Resources Ltd. ("Palmer"). Palmer is now a subsidiary of Lyon Lake Mines Ltd. ("Lyon Lake") pursuant to a share exchange, dated February 11, 1999. In that share exchange, Lyon Lake acquired all issued and outstanding shares of Palmer by granting each Palmer shareholder one share of Lyon Lake for each share of Palmer owned as of the record date. Lyon Lake is a publicly-traded company listed on the Montreal and Vancouver Stock Exchanges. Jerry G. Pogue and David L. Seymour were directors and officers of both Triband and Palmer. We paid a total of $69,548 during the 1998 period to Palmer for administrative costs incurred in renting office space from Palmer.

ITEM 8.  FINANCIAL INFORMATION
------------------------------

See Item 17

ITEM 9.  THE OFFER AND LISTING
------------------------------

The Corporation was incorporated on October 7, 1994. The Common Shares were listed and posted for trading on the junior capital pool board of the Alberta Stock Exchange on September 22, 1995 and are currently trading on the TSX Venture Exchange under the trading symbol "TRD" trades on the NASD's OTC Electronic Bulletin Board under the symbol TRDBF. On August 22, 1996, the Corporation acquired the Standard Creek Property in British Columbia (the "Major Transaction"). Upon completion of the Corporation's Major Transaction, the Corporation was no longer considered a junior capital pool corporation pursuant to the Alberta Stock Exchange Junior Capital Pool Policies, so its Common Shares thereafter traded on the Alberta Stock Exchange, now the TSX Venture Exchange as a normal course issuer.

ITEM 10. ADDITIONAL INFORMATION
----------------------------------

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

As at February 27, 2002 we cancelled all previously outstanding stock options and issued rights to purchase or acquire an aggregate of 505,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed below. The closing market price of the Common Shares on November 30, 2002 on the TSX Venture Exchange was $0.17.

OUTSTANDING EMPLOYEE AND DIRECTOR STOCK OPTIONS AS AT NOVEMBER 30, 2002

------------------------------------------------------------------------------------------------------------
                               NO. OF
                               COMMON                          EXERCISE                     MARKET VALUE ON
                           SHARES SUBJECT   DATE OF GRANT/       PRICE                          DATE OF
    NAME OF OPTIONEES       TO OPTION (#)   REPRICED               $       EXPIRY DATE       GRANT/REPRICED
------------------------------------------------------------------------------------------------------------
Jerry Pogue                    90,000        March 1, 2002       $0.17       March 1, 2007      $16,150
------------------------------------------------------------------------------------------------------------
Gary Freeman                  250,000        March 1, 2002       $0.17       March 1, 2007      $34,000
------------------------------------------------------------------------------------------------------------
Michael Bartlett               50,000        March 1, 2002       $0.17       March 1, 2007       $8,500
------------------------------------------------------------------------------------------------------------
Sam Szajman                    25,000        March 1, 2002       $0.17       March 1, 2007       $4,250
------------------------------------------------------------------------------------------------------------
William R. Green               65,000        March 1, 2002       $0.17       March 1, 2007       $8,500
------------------------------------------------------------------------------------------------------------
Kathleen Martin                25,000        March 1, 2002       $0.17       March 1, 2007       $4,250
------------------------------------------------------------------------------------------------------------
         TOTAL                505,000                                                           $75,650
------------------------------------------------------------------------------------------------------------

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

There are currently no anti-takeover, poison pill or shareholder rights protections in the event of a takeover bid in place.

The Company currently does not pay dividends and has no plans to pay dividends in the near future. Documents incorporated herein by reference may be viewed at the offices of the Company between the hours of 9:00 am to 5:00 pm Pacific Standard Time.

TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CCONSEQUENCES OF PURCHASING THE COMMMON SHARES

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES INVESTORS
---------------------------------------------------------------------------

The following is a summary of the principal Canadian federal income tax consequences to a shareholder of acquiring, holding and disposing of common share where, for the purposes of the ITA, the holder (a) is not resident in Canada, (b) does not, and is not deemed to, carry on business in Canada, (c) holds common shares as capital property, and (d) is the beneficial owner of the common shares, and where, for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), the shareholder is resident in the United States.

The summary is based on the current provisions of the ITA and the regulations thereunder and on the Company's understanding of the current administrative practices of Canada Customs and Revenue Agency. The provisions of the ITA are subject to the provisions of the Convention. The summary also takes into account all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance of Canada through November 1997. The summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. The summary is of a general nature only and is not a substitute for independent advice from a shareholder's own tax advisors.

DIVIDENDS ON COMMON SHARES
--------------------------

Under the ITA, a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on the gross amount of dividends paid or credited to him by a corporation resident in Canada. The Convention limits the rate to 15% of the gross amount of the dividends if the shareholder is resident in the United States and the dividends are beneficially owned by him. The Convention further limits the rate to 10% of the gross amount of the dividends if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and exempt from income tax under the laws of the United States. However, the payor of such dividends may still be required to withhold and remit tax to Canada Customs and Revenue Agency (which is refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from Canada Customs and Revenue Agency. Organizations in possession of a valid letter of exemption are normally listed in Revenue Canada's annual publication, "List of United States Organizations Exempt from Canadian Non-Resident Tax under Article XXI (1) of the Canada-United States Tax Convention."

DISPOSITION OF COMMON SHARES
----------------------------

The proceeds of disposition to a nonresident of Canada from the disposition of common shares will be the sale price therefore. However, if common shares are purchased by the Company from a nonresident of Canada other than in an open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition to the shareholder will generally be the paid-up capital of the common shares and the balance of the price received will be deemed to be a dividend and taxable as described under "Dividends on common shares."

Under the ITA only capital gains and capital losses realized on the disposition of `taxable Canadian property" are taken into account by a nonresident of Canada in computing income. The common shares will constitute taxable Canadian property to a nonresident of Canada in a particular time, if any time in the preceding five year, 25% or more of the issued shares of any class or series of the capital stock of the Company belonged to the non-resident person, to persons with whom the non-resident person did not deal at arm's length or to the non-resident person and persons with whom he did not deal at arm's length.

The capital gains (or capital loss) of a non-resident of Canada from the disposition of common shares that are "taxable Canadian property" will be the amount, if any, by which his proceeds of disposition, less any costs of disposition, exceed (or are far less than) the adjusted cost base of the common shares to the holder immediately prior to the disposition. The portion of a capital gain (the "taxable capital gain") and the portion of a capital loss (the "allowable capital loss") required to be taken into account currently is as follows:

July 1, 1999 - February 27, 2000 - 75%
February 28, 2000 - October 17, 2000 - 66 2/3%
October 18, 2000 - December 31, 2000 - 50%

Any allowable capital loss realized by the shareholder will, subject to the rules in the ITA which deny or restrict the ability to utilize losses, be deductible from taxable capital gains realized by the shareholder in the current tax year, the three preceding taxation years or future taxation years.

The Convention relieves Unites States residents from liability for Canadian tax on capital gains derived from a disposition of common shares unless:

(a)      their value is derived principally from real property in Canada;

(b) the holder was resident I Canada for 120 months during any period 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares (or, in certain circumstances, property for which the common shares were substituted) were owned by him when he ceased to be resident in Canada; or,

 (c) they formed part of the business property of a permanent establishment the holder has or had within the 12 months preceding disposition, or pertained to a fixed base the holder has or had in Canada, or was available to the United States resident in Canada for purposes of performing independent personal services within the 12 month preceding the disposition.

We do not believe that the value of our shares is derived principally from real property in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES INVESTORS
--------------------------------------------------------------------------------

The following general discussion sets forth a summary of the material Unites States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as specifically defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the Unites States or of any state and (iii) estates or trusts the income of which is subject to Unites States federal income taxation regardless of its source. This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder's particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws. Additionally, the following discussion assumes that the Company will not be classified as a "foreign personal holding company" under the Internal Revenue Code of 1986, as amended (the "Code")

PASSIVE FOREIGN INVESTMENT COMPANY
----------------------------------

For any taxable year of the Company, if 75% or more of the Company's gross income is "passive income" (as defined in the Code) or if at least 50% of the Company's assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). The Company may be a OFIC and, if so, may continue to be a PFIC for the foreseeable future.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code. As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a "qualified electing fund" (a "QEF Election")

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES

1.       The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC. (There can be no assurance, however, that this will be the case.) Accordingly, the timely making of the QEF Election as discussed below, generally should, subject to the discussion below under "Other "PFIC Rules", avoid any significant adverse United States federal income tax consequences resulting form any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Shareholder") will be subject under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. shareholder) on such Electing U.S. Shareholder's pro rata share of the Company's (i) "net capital gain" (the excess of net long term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amount actually are distributed. An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits. Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder's common shares) as capital gain;
(ii) treat such shareholder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of common share to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and
(iv) generally avoid interest charges resulting from PFIC status altogether.

In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations. In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined. However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply. If, after review of the requirements, the company decides not to comply with the PFIC record-keeping requirements, the company will so notify its shareholders.

A QEF election must be made by attaching the following document to the timely filed US. Federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends: (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from the Company, and (iii) a Form 8621. In addition, the Electing U.S. Shareholder must file a copy of the Shareholder
Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114. In the case of common shares owned through a U.S. entity, the election is made at the entity level.

The following three paragraphs apply to Electing U.S. Shareholders:

Dividends Paid on Common shares. Dividends paid on common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules. Such dividends generally will not qualify for the dividends-received deduction avaialbe to corporation. Amounts in excess of such earnings and profits will be applied against the Electing U.S. Shareholder's tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such common shares.

Credit for Canadian Taxes withheld. Subject to the limitations set forth in
Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder's tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit again United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year. Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

Disposition of common shares. Any gain or loss on a sale r exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital gain or loss. The sale of common shares through certain brokers may be subject to the information reporting and back-up withholding rules of the Code.

2.       The Non-QEF Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in questions and the Company is a PFIC (a

"Non-electing U.S. Shareholder"), then special rules under Section 1291of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain "excess distributions" (as defined in the Code) by the Company. The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future. A non-electing U.S. Shareholder generally would be required to pr-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder's entire holding period of the common shares. All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after December 31, 2986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income. (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) the Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had be due with respect to teach such prior year. A non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If the company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds (or is considered to hold) common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitely a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. Certain other elections are also available to Non-electing U.S. Shareholders.

Other PRIC Rules:

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder. For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. In addition, under Section 1291(f) of the Code, the Treasury has the authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges, pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

FUTURE DEVELOPMENTS
-------------------

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PRIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has bee proposed which would replace the PRIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------

Not Applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
--------------------------------------------------------------

Not Applicable

                                     PART 11

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES
-----------------------------------------------------

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS
----------------------------------------------

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES
--------------------------------

Not Applicable

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT
-----------------------------------------

Jerry Pogue is our audit committee financial expert. Mr. Pogue has significant past experience as an investment advisor in assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements.

B.       CODE OF ETHICS
-----------------------

We have not adopted a written code of ethics as we have functioned as a public company since 1994 and have met with all regulatory requirements since that time. Our board of directors promotes honest and ethical conduct, including the actual or apparent conflicts of interest between personal and professional relationships. Our board of directors has always upheld the full, fair, accurate, timely and understandable disclosure in reports that we file to the Commission and in other public communications we make and have made in the past. We have always been in compliance with all applicable governmental laws, rules and regulations. At present, we rely upon the integrity and reputations of our board members and they accept responsibility and accountability for the direction of the Company. Should we expand our exploration activities and expand our board of directors, we will adopt a written code of conduct for our directors and management team.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS
------------------------------

The following financial statements are attached and incorporated herein:


DESCRIPTION OF STATEMENT
------------------------

Consolidated Balance Sheets, Statements of Loss and Deficit Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended November 30, 2002 and 2001

ITEM 18.  FINANCIAL STATEMENTS
------------------------------

See Item 17

ITEM 19.  EXHIBITS
------------------

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

4.2       Mining Lease Agreement  between  Brancote U.S. Inc., and Triband Resource US Inc. dated April 21,     *
          1998.

4.3       Letter of Engagement dated February 18, 1997 between the Corporation and Timothy J. Percival.         *
4.4       Property Agreement dated February 9, 1996 between the Corporation and 512026 B.C. Ltd.                *
4.5       License  Agreement  dated  November  28,  1997  between  the  Corporation  and  The  Minister  of     *
          Industries, Socialist Republic of Vietnam, Licenses No. 2203/QD-DCKS.
4.6       License  Agreement  dated  November  28,  1997  between  the  Corporation  and  The  Minister  of     *
          Industries, Socialist Republic of Vietnam, Licenses No. 2204/QD-DCKS.
4.7       License  Agreement  dated  November  28,  1997  between  the  Corporation  and  The  Minister  of     *
          Industries, Socialist Republic of Vietnam, Licenses No. 2208/QD-DCKS.
4.8       Certificate of Name Change and Amendment to Articles of the Corporation dated  August 22, 2001        *

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

TRIBAND RESOURCE CORPORATION

By:  /s/ Gary R. Freeman
     -----------------------
     Gary R. Freeman,
     President

Date: May 27, 2003
      ------------

                                 CERTIFICATIONS
                                 --------------

I, Gary Freeman, certify that:

1.            I have reviewed this annual report on Form 20-F of Triband
              Enterprise Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and,

              c. presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              a. all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors and material weaknesses in internal controls; and,

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and,

6. The registrant's other certifying officers and I have indicated in the is annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2003

                                                By: /s/ Gary Freeman
                                                    ---------------------------
                                                    Gary Freeman, President &
                                                    Director

                            TRIBAND ENTERPRISE CORP.
                     (FORMERLY TRIBAND RESOURCE CORPORATION)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)

                                NOVEMBER 30, 2002

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of Triband Enterprise Corp. (formerly Triband Resource Corporation) as at November 30, 2002 and 2001, and the consolidated statements of operations and cumulative loss, cash flows and shareholders' equity and deficit for each of the years then ended, as well as 2002 and 2001 changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2002. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001, and the results of its operations and cumulative loss, cash flows and changes in shareholders' equity and deficit for each of the years then ended, as well as 2002 and 2001 changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended November 30, 2002 and shareholders' equity as at November 30, 2002 and 2001 to the extent summarized in Note 12 of the consolidated financial statements.

The consolidated statements of operations and deficit, cash flows and changes in shareholders' equity for the year ended November 30, 2000, as well as the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 30, 2001.

                                                        SADOVNICK TELFORD + SKOV

                                                           CHARTERED ACCOUNTANTS

Vancouver, BC
April 2, 2003

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

====================================================================================================

                                                          Notes              2002               2001
-----------------------------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash and cash equivalents                                       $     126,202        $    59,833
    Receivables                                                             7,169             15,986
    Prepaid expenses                                                       11,014              6,230
                                                                    -------------        -----------
                                                                          144,385             82,049

PROPERTY, PLANT AND EQUIPMENT                                 3            13,144              9,350
INVESTMENTS                                                   5            27,565             27,565
                                                                    -------------        -----------
                                                                    $     185,094        $   118,964
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                  7     $      18,293        $   102,035
    Due to affiliated company                                 7             2,594              2,594
                                                                    -------------        -----------
                                                                           20,887            104,629
                                                                    -------------        -----------
NATURE AND CONTINUANCE OF OPERATIONS                          1

CONTINGENCY                                                   9

SHAREHOLDERS' EQUITY
    Capital stock                                             6         4,820,016          4,230,059
    Common shares committed to be issued                      6                --            125,000
    Deficit accumulated during the exploration stage                   (4,655,809)        (4,340,724)
                                                                    --------------       -----------
                                                                          164,207             14,335
                                                                    -------------        -----------
                                                                    $     185,094        $   118,964
=====================================================================================================



ON BEHALF OF THE BOARD:

   "Gary Freeman"                              "Jerry Pogue"
_______________________      Director       _______________________    Director




        The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(Expressed in Canadian Dollars)

===============================================================================================
                                     Cumulative
                                        Amounts
                                           From
                                     October 7,
                                        1994 to                   Years Ended November 30,
                                    November 30,   --------------------------------------------
                                            2002            2002           2001           2000
-----------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Amortization                      $    19,327    $     3,047    $     3,097    $     4,376
    Consulting fees                       404,696        100,522        108,667         87,790
    Exploration costs                   1,626,360         57,664         19,293         88,823
    Listing and transfer agent fees       144,592         23,979         24,523         11,593
    Office                                248,020         64,571         31,931         40,400
    Professional fees                     156,692         40,798         26,956         14,495
    Property investigation                186,563             --         10,000            196
    Rent                                   78,952             78          1,416         13,049
    Salaries and benefits                  80,308             --             --             --
    Shareholders' communications          377,621          4,175         10,466         74,107
    Travel                                 89,522         19,426          8,378         34,151
                                      -----------    -----------    -----------    -----------
                                       (3,412,653)      (314,260)      (244,727)      (368,980)

INTEREST INCOME                           197,193          1,092          1,892          7,424

INVESTMENT INCOME                          27,565             --             --         27,565

GAIN ON SALE OF MARKETABLE
  SECURITIES                              100,703             --             --        100,703

GAIN (LOSS) ON FOREIGN EXCHANGE           159,220         (1,917)        (1,106)        (3,154)

LOSS ON DISPOSAL OF PROPERTY,
  PLANT AND EQUIPMENT                      (7,189)            --             --             --

IMPAIRMENT OF MINERAL PROPERTIES       (1,100,722)            --       (435,496)      (632,326)

WRITE-DOWN OF MARKETABLE
  SECURITIES                             (374,526)            --             --             --

WRITE-DOWN OF INVESTMENTS                (245,400)            --             --       (245,400)
                                      -----------    -----------    -----------    -----------
NET LOSS FOR THE PERIOD               $(4,655,809)   $  (315,085)   $  (679,437)   $(1,114,168)
==============================================================================================

BASIC AND DILUTED LOSS PER SHARE                     $     (0.06)   $     (0.24)   $     (0.42)

BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES
  OUTSTANDING                                          5,712,781      2,777,293      2,675,356
================================================================================================


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

========================================================================================================================

                                                    Cumulative
                                                       Amounts
                                                          From
                                                    October 7,
                                                       1994 to                 Years Ended November 30,
                                                  November 30,    --------------------------------------------
                                                          2002             2002          2001           2000
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period                             $(4,655,809)   $  (315,085)   $  (679,437)   $(1,114,168)
Items not affecting cash
  Amortization                                           19,327          3,047          3,097          4,376
  Investment income                                     (27,565)            --             --        (27,565)
  Gain on sale of marketable
    securities                                         (100,703)            --             --       (100,703)
  Loss on disposal of property, plant
    and equipment                                         7,189             --             --             --
  Impairment of mineral properties                    1,100,722             --        435,496        632,326
  Write-down of marketable
    securities                                          374,526             --             --             --
  Write-down of investments                             245,400             --             --        245,400

Changes in non-cash working capital
  items
  (Increase) decrease in receivables                     (7,169)         8,817         (6,000)        (8,672)
  (Increase) decrease in prepaid
    expenses                                            (11,014)        (4,784)        15,720          9,742
  (Increase) decrease in due from
    affiliated companies                                     --             --             --         29,327
  Increase in accounts payable and
    accrued liabilities                                  18,293        (83,742)        63,225         16,464
  Advances from affiliated company                        5,562             --             --          5,562
  Advances to affiliated company                         (2,968)            --         (2,968)            --
                                                    -----------    -----------    -----------    -----------
Net cash used in operating activities                (3,034,209)      (391,747)      (170,867)      (307,911)
                                                    -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES
  Proceeds on sale of marketable
    securities                                          488,027             --             --        488,027
  Property, plant and equipment
    acquired                                            (45,843)        (6,841)          (964)       (14,660)
  Proceeds on disposal of property,
    plant and equipment                                   6,183             --             --             --
  Acquisition of mineral properties                    (500,722)            --        (21,958)      (132,577)
  Acquisition of marketable securities                 (761,850)            --             --             --
  Increase in investments                              (245,400)            --             --        (98,950)
                                                    -----------    -----------    -----------    -----------
Net cash (used in) provided by
    investing activities                            $(1,059,605)   $    (6,841)   $   (22,922)   $   241,840
------------------------------------------------------------------------------------------------------------------------
                                                          -Continued -


        The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)

===================================================================================================

                                       Cumulative
                                          Amounts
                                             From
                                        October 7,
                                           1994 to                Years Ended November 30,
                                      November 30,   ----------------------------------------------
                                              2002         2002          2001          2000
---------------------------------------------------------------------------------------------------

Continued...
CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of capital stock, net of
      issuance costs                    $4,220,016   $  589,957    $       --    $  176,361
    Common shares committed to be
      issued                                    --     (125,000)      125,000            --
                                        ----------   ----------    ----------    ----------
Net cash provided by financing
      activities                         4,220,016      464,957       125,000       176,361
                                        ----------   ----------    ----------    ----------
NET CHANGE IN CASH AND CASH
      EQUIVALENTS DURING THE PERIOD        126,202       66,369       (68,789)      110,290

CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD                       --       59,833       128,622        18,332
                                        ----------   ----------    ----------    ----------
CASH AND CASH EQUIVALENTS,
      END OF PERIOD                     $  126,202   $  126,202    $   59,833    $  128,622
===================================================================================================


SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH
FLOWS

===================================================================================================

                                        Cumulative
                                           Amounts
                                              From
                                   October 7, 1994           Years Ended November 30,
                                   To November 30,     ----------------------------------
                                              2002        2002       2001         2000
-----------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
     Interest                      $          --   $       --   $      --   $      --
     Income taxes                  $          --   $       --   $      --   $      --
=========================================================================================

Since inception of the exploration stage, the Company has issued a total of 1,263,309 common shares (adjusted for roll-back) for non-cash consideration as follows:

===============================================================================

               Number
Year        of Shares             Amount       Consideration
--------------------------------------------------------------------------------

2002           95,000       $     15,350       Finder's fees
2002          557,609             66,457       Shares for debt owing
1999           10,700              8,025       Finder's fees
1996          600,000            600,000       Acquisition of mineral property
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

===================================================================================================================================

                                                                                        Deficit
                                                           Common         Common    Accumulated
                                                           Shares         Shares     During the
                                 Number                Issued and      Committed    Exploration
                              of Shares     Price      Fully Paid   to be Issued          Stage          Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
NOVEMBER 30, 1999            2,578,603              $ 4,053,698     $        --    $(2,547,119)   $ 1,506,579

  Issuance of shares
    for cash
     Exercise of options        25,000        0.75       18,750              --             --         18,750
     Exercise of options       113,190        0.85       96,211              --             --         96,211
     Exercise of options        38,500        1.00       38,500              --             --         38,500
     Exercise of options         3,000        2.25        6,750              --             --          6,750
     Exercise of
       warrants                 19,000        0.85       16,150              --             --         16,150
  Net loss for the year             --                       --              --     (1,114,168)    (1,114,168)
                             ---------              -----------       ---------    -----------    -----------

BALANCE AT
NOVEMBER 30, 2000            2,777,293                4,230,059              --     (3,661,287)       568,772

  Common shares
     committed to
       be issued (Note 6)           --                       --         125,000             --        125,000
  Net loss for the year             --                       --              --       (679,437)      (679,437)
                             ---------              -----------       ---------    -----------    -----------
BALANCE AT
NOVEMBER 30, 2001            2,777,293                4,230,059         125,000     (4,340,724)        14,335

  Issuance of shares
    for cash

    Private placement        1,350,000        0.10      135,000        (125,000)            --         10,000
    Private placement          850,000        0.23      195,500              --             --        195,500
    Exercise of options         75,000        0.17       12,750              --             --         12,750
    Exercise of warrants     1,300,000        0.12      156,000              --             --        156,000
    Exercise of warrants        80,834        0.30       24,250              --             --         24,250
  Issuance of shares
    for finder's fee            50,000        0.10        5,000              --             --          5,000
  Issuance of shares
    for finder's fee            45,000        0.23       10,350              --             --         10,350
  Share issuance
    expense                                             (15,350)             --             --        (15,350)
  Settlement of debts          475,337        0.10       47,534              --             --         47,534
  Settlement of debts           82,272        0.23       18,923              --             --         18,923
  Net loss for the year             --                       --              --       (315,085)      (315,085)
                             ---------              -----------       ---------    -----------    -----------
BALANCE AT
NOVEMBER 30, 2002            7,085,736              $ 4,820,016     $        --    $(4,655,809)   $   164,207
===========================================================================================================================


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

2.   SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. The assets and liabilities that require management to make significant estimates and assumptions in determining carrying values include investments.

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

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of receivables, accounts payable and accrued liabilities and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     EXPLORATION AND DEVELOPMENT COSTS

     The Company has adopted the policy of expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset.

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

================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     CAPITAL STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN EXCHANGE

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

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

     STOCK-BASED COMPENSATION

     The Company grants stock options as described in Note 6. No compensation expense is recognized when stock options are granted.

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

================================================================================

3.   PROPERTY, PLANT AND EQUIPMENT
     ===========================================================================

                                                                Net Book Value
                                               Accumulated   ------------------
                                       Cost   Amortization      2002       2001
     --------------------------------------------------------------------------

     Office furniture and equipment $13,825        $ 4,128   $ 9,697   $ 4,425
     Computer equipment              10,050          6,603     3,447     4,925
                                    -------        -------   -------   -------

                                    $23,875        $10,731   $13,144   $ 9,350
     =========================================================================


4.   MINERAL PROPERTIES

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

     c)  Exploration and development work according to the following schedule:
         - Incur expenditures totaling US$20,000 by July 9, 2003 - Incur expenditures totaling US$25,000 by July 9, 2004 - Incur expenditures totaling US$50,000 by July 9, 2005 and during each of the following year during the lease term.
         - The maximum required total work commitment from the date of this lease shall be $250,000.

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

===============================================================================

5.   INVESTMENTS

     ==========================================================================

                                                                 2002      2001
     ---------------------------------------------------------------------------

     Investments are comprised of:
          Puresource, Inc.                                    $     1   $     1
          Clearant, Inc.                                       27,564    27,564
                                                              -------   -------
                                                              $27,565   $27,565
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

     The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs (recoveries) relating to this acquisition, totaling $Nil (2001 - $(1,650), 2000 - $98,950) were written-off to operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

5.   INVESTMENTS (cont'd...)

     VIA VIS TECHNOLOGIES INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issued and outstanding shares of Via Vis in exchange of 41,500,000 common shares of the Company.

     The Company subsequently determined not to proceed with the acquisition of Via Vis due to certain difficulties. Consequently, all costs relating to this acquisition totaling $Nil (2001 - $3,422, 2000 - $Nil), were written-off to operations.

     INDICO TECHNOLOGIES CORPORATION

     In September 1998, the Company acquired 704,225 units of Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

6.   CAPITAL STOCK


     =================================================================================

                                                                    Number
                                                                 of Shares      Amount
     ---------------------------------------------------------------------------------
     Authorized

          Unlimited number of common shares without par value
          Unlimited number of preferred shares, issuable in series

     Common shares issued
          As at November 30, 1999                                2,578,603   $4,053,698
               For cash - exercise of options                      179,690      160,211
               For cash - exercise of warrants                      19,000       16,150
                                                                ----------   ----------
          As at November 30, 2000 and 2001                       2,777,293    4,230,059
               For cash - private placements                     2,200,000      330,500
               For cash - exercise of options                       75,000       12,750
               For cash - exercise of warrants                   1,380,834      180,250
                   For finder's fees                                95,000           --
                   For settlement of debts                         557,609       66,457
                                                                ----------   ----------
          As at November 30, 2002                                7,085,736   $4,820,016
======================================================================================

     Effective August 22, 2001, the Company consolidated its shares on a basis of one new share for every five old shares. The effects of the consolidation have been applied on a retroactive basis.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

6.   CAPITAL STOCK (cont'd...)

     SHARES FOR DEBT

     In December 2001, the Company issued 475,337 Common shares for debt at $0.10 per share. In June 2002, the Company issued 82,272 Common shares for debt at $0.23 per share.

     WARRANTS

     Pursuant to a private placement, the Company received $125,000 during the year ended November 30, 2001 and committed to issue 1,250,000 units consisting of 1,250,000 common shares at $0.10 per share and 1,250,000 share purchase warrants entitling the holders to purchase an additional 1,250,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003. During the current year, an additional $10,000 was received, and the resulting 1,350,000 units were issued. The Company also issued a finder's fee of 50,000 common shares.

     In June 2002, the Company completed a private placement consisting of 850,000 units at a price of $0.23 per unit, for total proceeds of $195,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.30 per share until June 5, 2004. The Company also issued a finder's fee of 45,000 units.

     The following warrants were outstanding at November 30, 2002:

     ===========================================================================

              Number               Exercise
         of Warrants                  Price                    Expiry Date
         -----------                  -----                    -----------
              50,000                 $0.15                     October 10, 2003
             814,166                  0.30                     June 5, 2004
     ===========================================================================

     The following warrants were outstanding at November 30, 2001:

     ===========================================================================

              Number               Exercise
         of Warrants                  Price                    Expiry Date
         -----------                  -----                    -----------
             100,000                 $0.12                     October 10, 2002
                                      0.15                     October 10, 2003
     ===========================================================================

     STOCK OPTIONS

     The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis as a result of the consolidation of the Company's common shares. The effects of the consolidations have been applied on a retroactive basis.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

6.   CAPITAL STOCK (cont'd...)

     The following incentive stock options were outstanding at November 30, 2002:

     ===========================================================================

            Number               Exercise
         of Shares                  Price                    Expiry Date
         ---------                  -----                    -----------
           430,000                  $0.17                    February 27, 2007
     ===========================================================================


     The following incentive stock options were outstanding at November 30, 2001:

     ===========================================================================

            Number               Exercise
         of Shares                  Price                    Expiry Date
         ---------                  -----                    -----------
             5,000                 $0.75                     May 8, 2002
             5,000                  1.20                     June 10, 2003
            25,000                  0.75                     June 10, 2003
            40,000                  1.20                     February 10, 2005
            32,000                  1.55                     February 22, 2005
            95,000                  2.60                     April 4, 2005
     ===========================================================================

     In 2002, the Company canceled all options that were outstanding at November 30, 2001.

7.   RELATED PARTY TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a)   The Company paid $31,400 (2001 - $10,000; 2000 - $6,787) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs.

     b)   The Company paid $60,000 (2001 - $70,000; 2000 - $101,250) in consulting fees to Company directors.

     c) $Nil (2001 - $28,375) is included in accounts payable and accrued liabilities to directors or to a company controlled by a director for geological services.

     Amounts due to affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.

     All transactions with related parties were recorded at market value.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

8.   INCOME TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 40.04% (2001 - 44.71%) are as follows:

==================================================================================

                                                                2002          2001
----------------------------------------------------------------------------------

     Net loss for the year                                $ (315,085)  $  (679,437)
                                                          ==========   ===========

     Income tax recovery at combined basic
     Canadian Federal and Provincial tax rate:
          40.04% (2001 - 44.71%)                             126,160       303,776
     Foreign tax rates differentials                         (15,995)      (13,707)
     Tax benefit of losses not recognized in current year   (110,165)     (290,069)
                                                          ----------   -----------
     Income tax recovery                                  $       --   $        --
==================================================================================


     A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

==================================================================================
                                                                 2002         2001
----------------------------------------------------------------------------------
     Future income tax:
          Property, plant and equipment                   $     4,300  $     3,400
          Exploration and development expenditures            422,400      471,700
          Issuance costs                                      105,200      110,600
          Losses available for future periods               1,738,000    1,637,000
                                                          -----------  -----------
                                                            2,269,900    2,222,700
     Valuation allowance                                   (2,269,900)  (2,222,700)
                                                          -----------  -----------
                                                          $        --  $        --
==================================================================================

     The above loss available for future periods include US operating losses by applying the income tax rates of 34% (2001 - 34%, 2000 - 34%). These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

8.   INCOME TAXES (cont'd...)

     Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2001: $1,055,000) and operating losses of approximately $1,855,400 (2001: $1,548,300) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,311,600 (2001: $1,247,700) available to reduce US taxable income. These losses expire as follows:

            2003                    $   96,000               $       --
            2004                       194,300                       --
            2005                       321,300                       --
            2006                       504,600                       --
            2007                       167,700                       --
            2008                       253,400                       --
            2009                       318,100
            2017                            --                  185,000
            2018                            --                  483,800
            2019                            --                  321,800
            2020                            --                  211,000
            2021                            --                   46,100
            2022                            --                   63,900
                                    ----------               ----------
                                    $1,855,400               $1,311,600
                                    ==========               ==========

9.   CONTINGENCY

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

10.  SUBSEQUENT EVENTS

     Subsequent to the year end, the Company completed a private placement of 250,000 units at a price of $0.12 per unit for total proceeds of $30,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.30 per share until December 2004.

     On January 24, 2003, the Company granted 200,000 options exercisable at $0.24 per share for five years expiring on January 24, 2007. 175,000 options were granted to the Company President and 25,000 options were granted to a Company consultant.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

===============================================================================

11.  COMPARATIVE FIGURES

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

     STOCK BASED COMPENSATION

     The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2002, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

     SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

     For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2002, cumulative compensation expense totaling $342,311 (2001 - $269,211, 2000 - $269,211) has been incurred. Cumulative compensation expense does not include the value of options granted and subsequently forfeited. In determining the fair value of the incentive stock options, the following assumptions were used:

     ==========================================================================

                                     2002               2001             2000
     -------------------------------------------- -----------------------------

     Risk free interest rate          1.72%              4.27%            6.14%
     Expected life                  5 years            5 years          5 years
     Expected volatility               102%                68%             161%
     Expected dividends                  --                 --               --
     ==========================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     The following is a summary of the status of stock options outstanding at November 30, 2002:

     ===================================================================================================

                                               Outstanding Options                Exercisable Options
                                         --------------------------------    ---------------------------
                                               Weighted
                                                Average      Weighted                           Weighted
                                              Remaining       Average                            Average
     Range of                               Contractual      Exercise                           Exercise
     Exercise Prices             Number    Life (Years)         Price               Number         Price
     ---------------------------------------------------------------------------------------------------
          $0.17                 430,000           4.24          $0.17              430,000         $0.17
     ===================================================================================================

     The following is a summary of the stock based compensation plan during 2002, 2001 and 2000:

     =====================================================================================================

                                                                                                  Weighted
                                                                                                   Average
                                                                                    Number        Exercise
                                                                                 of Shares           Price
     ------------------------------------------------------------------------------------------------------
     Outstanding and exercisable at November 30, 1999                             241,690          $  0.93
          Granted                                                                 183,000             2.05
          Exercised                                                              (179,690)            0.78
                                                                                 --------
     Outstanding and exercisable at November 30, 2000                             245,000             1.88
          Forfeited                                                               (43,000)            2.03
                                                                                 --------
     Outstanding and exercisable at November 30, 2001                             202,000             1.85
          Granted                                                                 505,000             0.17
          Exercised                                                               (75,000)            0.17
          Forfeited                                                              (202,000)            1.85
                                                                                 ---------
     Outstanding and exercisable at November 30, 2002                             430,000             0.17
                                                                                 ========

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

===============================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

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

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 5) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as trading securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in statements of operations.

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

     For the years ended November 30, 2002, 2001 and 2000, there were no other items of comprehensive income.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

===============================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS

     In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 will not have a material effect on its financial position or results of operations.

     In July 2001, FASB issued Statement of Financial Accounting Standards 143, ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. This standard is effective for the Company at the beginning in 2003, but earlier adoption is encouraged. Adoption of the standard has not had any impact on the financial statements of the Company.

     In August 2001, FASB issued Statement of Financial Accounting Standards 144, ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of December 1, 2002. The Company has determined that the application of SFAS 144 will not have a material effect on its financial position or results of operations.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

===============================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     In April 2002, FASB issued Statement of Financial Accounting Standards 145, ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. This statement rescinds SFAS 4, which required all gains and losses from retirements of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS 64 amended SFAS 4 and is no longer necessary as SFAS 4 has been rescinded. SFAS 145 amends SFAS 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. Adoption of the standard has not had any impact on the financial statements of the Company.

     In June 2002, FASB issued Statement of Financial Accounting Standards 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of the standard has not had any impact on the financial statements of the Company.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its fiscal year 2004 and is not expected to have a material impact on its results of operations or financial position.

     In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity's product warranty liabilities. The Company will apply the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements for the first quarter of the Company's fiscal year 2003. The Company is currently in the process of evaluating the potential impact that the adoption of FIN 45 will have on its financial position or results of operations.

     In December 2002, FASB issued Statement of Financial Accounting Standards 148, ("SFAS 148"), "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal year 2003. The interim disclosure requirements are effective for the second quarter of the Company's fiscal year 2003. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

===============================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

     ===========================================================================================

                                       Cumulative
                                      amount from
                                       October 7,
                                          1994 to                 Years Ended November 30,
                                     November 30,     ------------------------------------------
                                             2002            2002           2001           2000
     -------------------------------------------------------------------------------------------
     Loss for the period as reported   $(4,655,809)   $  (315,085)   $  (679,437)   $(1,114,168)

     Less:
       Compensation expense
           - stock options                (342,311)       (73,100)            --       (160,211)
                                       -----------    -----------    -----------    -----------

     Loss for the period in
          accordance with United
          States generally accepted
          accounting principles        $(4,998,120)   $  (388,185)   $  (679,437)   $(1,274,379)
     ==========================================================================================

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

     ===============================================================================

                                                   Years Ended November 30,
                                        ------------------------------------------
                                                2002           2001          2000
     -----------------------------------------------------------------------------
     Deficit, as reported                $(4,655,809)   $(4,340,724)   $(3,661,287)

     Cumulative compensation expense

         - stock options                    (342,311)      (269,211)      (269,211)
                                         -----------    -----------    -----------
     Deficit in accordance with United
         States generally accepted
         accounting principles           $(4,998,120)   $(4,609,935)   $(3,930,498)
     =============================================================================

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     ===============================================================================================================


                                                                              Common        Deficit
                                                 Capital Stock                Shares    accumulated
                                        --------------------------------   Committed     During the
                                               Number                          To be    Exploration
                                            of Shares        Amount           Issued           Stage          Total
     ---------------------------------------------------------------------------------------------------------------
     Shareholders' equity as
         reported November 30,
         2000                               2,777,293   $ 4,230,059   $           --     $(3,661,287)   $   568,772

     Cumulative compensation
         expense - stock options                   --       269,211               --        (269,211)            --
                                          -----------   -----------   --------------     -----------    -----------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2000                           2,777,293   $ 4,499,270   $           --     $(3,930,498)   $   568,772
     ==============================================================================================================

     Shareholders' equity as
         reported November 30,
                                   2001     2,777,293   $ 4,230,059   $      125,000     $(4,340,724)   $    14,335

     Cumulative compensation
         expense - stock options                   --       269,211               --        (269,211)            --
                                          -----------   -----------   --------------     -----------    -----------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2001                           2,777,293   $ 4,499,270   $      125,000     $(4,609,935)   $    14,335
     ==============================================================================================================

     Shareholders' equity as
         reported November 30,
                                   2002     7,085,736   $ 4,820,016   $           --     $(4,655,809)   $   164,207

     Cumulative compensation
         expense - stock options                   --       342,311               --        (342,311)            --
                                          -----------   -----------   --------------     -----------    -----------

     Shareholders' equity in
         accordance with United
         States generally
         accepted accounting
         principles at November
         30, 2002                           7,085,736   $ 5,162,327   $           --     $(4,998,120)   $   164,207
     ==============================================================================================================


TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

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

     The following loss per share information results under United States general accepted accounting principles:

     ===========================================================================================

                                                             2002           2001           2000
     -------------------------------------------------------------------------------------------

     Net loss for the year under United States GAAP   $  (388,185)   $  (679,437)   $(1,274,379)
     ===========================================================================================

     Weighted average number of shares outstanding
          under United States GAAP (adjusted for
          roll-back)                                    5,712,781      2,777,293      2,675,356
     ===========================================================================================

     Basic loss per share                             $     (0.07)   $     (0.24)   $     (0.48)
     ===========================================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.