Form 20-F
period 2003-11-30
TRIBAND RESOURCE CORP
filed 2004-05-27
CIK 1077640

Complete Copy

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934. OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    November 30, 2003.  OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
                               ---------------------   -------------------------

                         Commission file number 0-29986

                              WEALTH MINERALS LTD.
                       (formerly Triband Enterprise Corp.)
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Alberta, Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                #903 - 1485 W. 6th Ave., Vancouver, B.C., V6H 4G1
                -------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

          Title of each class          Name of each exchange on which registered
    -------------------------------    -----------------------------------------
    Common Shares Without Par Value              TSX VENTURE, NASD OTCBB

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares Without Par Value
                         -------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 7,634,435

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                            [X]  Yes     [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                   [X]  Item 17     [ ]  Item 18
                                             Index to Exhibits found on page 38

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

                                2003             2002              2001           2000          1999           1998

   Rate at end of Period       $0.7700          $0.6397           $0.5717        $06678        $0.6862        $0.65

   Average Rate During Period  $0.7600          $0.6400           $0.5477        $0.6579       $0.6718        $0.68

   High Rate                   $0.7700          $0.6651           $0.5922        $0.6695       $0.6535        $0.63

   Low Rate                    $0.7500          $0.6189           $0.5032        $0.6411       $0.6890        $0.71


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

SILICIFICATION                        the introduction of or replacement by
                                      silica

THALLIUM                              a chemical element, chemical symbol Tl

ULTRAMAFICS                           group of igneous rocks containing very
                                      small amounts of silica and large amounts of magnesium and iron

VESICULAR BASALT FLOWS                a surface flow of dark gray volcanic rocks
                                      of mafic composition with open voids from gas bubbles

ZN                                    chemical symbol for zinc

                                TABLE OF CONTENTS

                                     PART I

                                                                           PAGE

ITEM 1    Identity of Directors, Senior Management and Advisors............  7

ITEM 2    Offer Statistics and Expected Timetable..........................  7

ITEM 3    Key Information..................................................  7

ITEM 4    Information on the Company....................................... 12

ITEM 5    Operating and Financial Review and Prospects..................... 20

ITEM 6    Directors, Senior Management and Employees....................... 26

ITEM 7    Major Shareholders and Related Party Transactions................ 30

ITEM 8    Financial Information............................................ 31

ITEM 9    The Offer and Listing............................................ 31

ITEM 10   Additional Information........................................... 31

ITEM 11   Quantitative and Qualitative Disclosures About Market Risk....... 36

ITEM 12   Description of Securities Other than Equity Securities........... 37

                                     PART II

ITEM 13   Defaults, Dividend Arrears and Delinquencies..................... 37

ITEM 14   Material Modifications to the rights of Security Holders and Use of Proceeds...................................................... 37

                                    PART III

ITEM 15   Controls and Procedures.......................................... 37
ITEM 16   Audit Committee Financial Expert................................. 37
ITEM 17   Financial Statements............................................. 37
ITEM 18   Financial Statements............................................. 37
ITEM 19   Financial Statements and Exhibits................................ 38

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--------------------------------------------------------------

DIRECTORS, OFFICERS, SENIOR MANAGEMENT

Gary Freeman, Vancouver, BC, President and Director of Wealth Minerals Ltd..

Jerry F. Pogue, Vancouver, BC, Chairman and Director of Wealth Minerals Ltd.

Michael Bartlett, Orlando Florida, Director of Wealth Minerals Ltd..

Gil Atzmon, San Antonio, Texas, Secretary and Director of Wealth Minerals Ltd..

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

AUDITORS
The Auditors are Sadovnick, Telford & Skov, Chartered Accountants, 6th Floor, 543 Granville St., Vancouver, BC

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
------------------------------------------------

Not Applicable

ITEM 3.  KEY INFORMATION
------------------------

CHANGE IN ACCOUNTING POLICY

On December 1, 2000, we changed our accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements of the current year is that $27,783 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:

=============================================================================================================================

Prior to change in policy                 2003           2002           2001             2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------------

Opening deficit                        $       --    $               $2,877,570     $ 1,418,297    $   518,461    $   289,659
Net loss for the year                                                   679,437       1,459,273        899,836        228,803
-----------------------------------------------------------------------------------------------------------------------------

Closing deficit                        $       --           --        3,557,007       2,877,570      1,418,297        518,461
-----------------------------------------------------------------------------------------------------------------------------

Restated, due to change
  in policy:
-----------------------------------------------------------------------------------------------------------------------------

Opening deficit                        $4,655,809    4,340,724        3,661,287       2,547,119      1,576,774        891,228
Net loss for the year                  $  263,199      315,085          679,437       1,459,273        899,836        228,802
Net change due to
  change in policy                                          --               --        (345,105)        70,509        456,744
-----------------------------------------------------------------------------------------------------------------------------

Closing deficit                        $4,919,008    4,655,809        4,340,724       3,661,287      2,547,119      1,576,774
-----------------------------------------------------------------------------------------------------------------------------

Change in closing deficit                      --           --          783,717         783,717      1,238,822      1,058,313
-----------------------------------------------------------------------------------------------------------------------------

The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1998, 1999, 2000 and 2001 are as follows:

=============================================================================================================================

Prior to change in policy                 2003           2002           2001             2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------------

Opening deferred                                                      $              $ 1,128,822    $ 1,058,313    $  601,569
    exploration costs
Exploration expenditures
    capitalized during the                                                                88,823        224,791       456,744
    year
Deferred exploration
    costs written off                                                      ()           (433,928)      (154,282)           --
    during the year
-----------------------------------------------------------------------------------------------------------------------------

Closing deferred
    exploration costs                                                                    783,717      1,128,822     1,058,313
-----------------------------------------------------------------------------------------------------------------------------


Restated, due to change
    in accounting policy:               2003          2002             2001             2000           1999            1998
-----------------------------------------------------------------------------------------------------------------------------

Opening and closing
    deferred exploration                   --            --           19,293                  --             --            --
    costs
-----------------------------------------------------------------------------------------------------------------------------

Exploration expenditures
    incurred and                       27,783        57,664           19,293              88,823        224,791       456,744
    expensed
-----------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

                                                       SELECTED FINANCIAL DATA (CANADIAN GAAP)

                                    YEAR          YEAR             YEAR            YEAR            YEAR               YEAR
                                    ENDED         ENDED           ENDED            ENDED          ENDED              ENDED
                                   2003 ($)      2002 ($)         2001 ($)        2000 ($)        1999 ($)           1998 ($)


Revenues                               --            --               --              --              --                 --
Exploration Expenses               27,783        57,664           19,293           88,823        224,791            456,744
Depletion, Depreciation             2,974         3,047            3,097            4,376            212              3,347
and Amortization
General and
Administrative Expenses           233,344       253,549          225,434          280,157        280,430            370,236
Other Income                          902         1,092            1,892          194,209         11,818            219,927
Net Income (Loss)                (263,199)     (315,085)        (679,437)      (1,114,168)      (970,345)          (228,802)
Per Share                           (0.03)        (0.06)           (0.24)           (0.42)         (0.39)             (0.02)
Working Capital                    79,317       144,385           82,049          160,558        445,643            771,374
Deferred Exploration                                              19,293           88,823        224,791          1,902,394
Expenses
Other Assets                       37,735        40,709           38,920           27,565        147,649            772,219
Long-Term Liabilities                  --            --               --               --             --
Shareholders Equity               117,052       185,094          118,964          613,144      2,635,401          3,450,987

                                                                 SELECTED FINANCIAL DATA, US GAAP

                                           YEAR           YEAR          YEAR               YEAR           YEAR         YEAR
                                           ENDED         ENDED          ENDED             ENDED          ENDED        ENDED
                                           2003           2002          2001               2000           1999         1998

             Revenues                         --             --            --                                --           --
             Exploration Expenses         27,783         57,664        19,293            88,823         224,791      456,744
             Depletion, Depreciation       2,974          3,047         3,097             4,376             212        2,247
             and Amortization
             General and                 233,344        253,549       225,434           704,826         403,901      410,236
             Administrative Expenses
             Other Income                    902          1,092         1,892             7,424          11,818      219,927
             Basic Net Income (Loss)    (263,199)      (388,085)     (679,437)       (1,274,379)     (1,115,822)    (893,190)
             Per Share                     (0.03)         (0.07)        (0.24)            (0.48)          (0.39)       (0.07)
             Working Capital              79,317        144,385        82,049           160,558         445,643      771,374
             Deferred Exploration             --             --            --                --              --           --
             Expenses
             Other Assets                 37,735         40,709        36,915           452,586         147,649      728,679
             Long-Term Liabilities                          --             --                --              --           --
             Shareholders Equity         117,052        185,094        14,355           568,772         593,292    1,500,053

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

We have limited financial resources, with no assurance that sufficient funding will be available for future exploration and development or to fulfill our obligations under current agreements. There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Our accumulated deficit as at November 30, 2003 was $4,919,008.
                                                               ---------

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

PRICE FLUCTUATIONS, SHARE PRICE VOLATILITY

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. Our Common Shares traded between $0.17 and $1.48 in 1996, between $0.56 and $1.60 in 1997, and between $0.23 and $0.64 in 1998 and between $0.19 and $1.09 in 1999 and between $0.75 and $0.13 in 2000 and between $0.08 and $0.13 in 2001 and between $0.10 and $0.46 in 2002 and between $0.10 and $0.37 in 2003. No assurances can be made that our share price and volume will not continue to fluctuate materially.

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

ITEM 4   INFORMATION ON THE COMPANY
-----------------------------------

NAME AND INCORPORATION

Triband Enterprise Corp. (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation. On August 22, 2002, the Corporation changed its name to Triband Enterprise Corp. On January 14, 2004, the Corporation changed its name to Wealth Minerals Ltd.. The authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of November 30, 2003, its fiscal year end there were 7,634,435 Common Shares issued and outstanding and no preferred shares issued and outstanding; there are 6,109,142, Common Shares issued and outstanding as of May 20th, 2004 allowing for a four old for one new share reverse split which took place on January 14, 2001 and the issuance of 225,000 shares prior to year end and the issuance of 4,342,583 shares to May 27th, 2004.

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

                           2003     2002      2001      2000      1999      1998
General Exploration      27,783   57,664    19,293    88,823   224,791    76,246

Mineral Properties           --       --    20,186   132,557    97,106   166,902


We have not prepared a budget for all our properties. The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

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

CHANGE OF BUSINESS

During the fiscal year 2003 there was no change of business contemplated.

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

We intend to continue to review potential business opportunities in mining exploration.

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

Under the agreement Battle Mountain agreed to lease exclusively to Triband, the property and all minerals. Under the agreement we agreed to make an initial payment for the property of $18,000 USD to Battle Mountain to be paid in two installments of $9,000 USD each in July and February of each year of the lease.

Under the Mining Lease and Option Agreement, we agreed to pay and has agreed to pay to Battle Mountain State Mortgage Bank the following:

                                                              PAYMENT AMOUNT
                                                                   (US$)
                        DATE

  July 8, 2003 (paid)                                             $9,000

  February 8, 2004 (paid) and each  following  year               $9,000
  for a period to be determined


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

The assessment work in accordance with the Mining Lease and Option Agreement was carried out between September 1, 1998 and September 1, 1999. The Corporation has a work commitment for exploration, development and reclamation work on the Whisky Canyon Property as described below:

                  DATE                           LEASE YEAR COMMITMENT (US$)

    July 9, 2000 (completed)                              $150,000

    July 9, 2001                                          $200,000

    July 9, 2002                                          $250,000

    July 9, 2003                                          $300,000


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

In the period 2001 to 2002 we abandoned certain claims in the area for economic reasons. We have no further work commitments on the properties. The only obligation we have is to the Battle Mountain State Mortgage Bank with respect to the lease of the Betty O'Neal claims. We are obliged to pay the Battle Mountain State Mortgage Bank a total of $18,000 USD per year in $9,000 USD increments, due in July and February of each year.

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

EXPLORATION

We have done surface geologic mapping at a scale of 1 inch to 400 feet (1:4800) which will covered the property. A program of surface rock and soil sampling is planned to better define areas of anomalous metals. This will also be done over areas which show rock alteration.

Areas which are found to contain anomalous contents of metals overlapping altered rocks will then be mapped in greater detail such as at 1 inch to 200 feet (1:2400).

We have several types of geophysical studies including ground and airborne magnetic surveys, geologic mapping and soil and rock sampling. Induced polarization ("I.P.") surveys may also be done over select areas to locate zones that could contain sulfide minerals commonly associated with gold to better define targets for drilling.

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

RESULTS OF OPERATION

YEAR ENDED NOVEMBER 30, 2003

Net loss for the year ended November 30, 2003 under US GAAP was $270,999 ( 2002
- $388,185 2001 - $265,899 2000 - $1,090,823 1999 - $1,115,022; 1998 - $893,190;
1997 - $893,190; 1996 - $721,,371). The comparison of loss per Canadian GAAP was calculated as follows:

                               2003              2002              2001               2000            1999          1998
Loss for the year per
Canadian GAAP                 $263,199         $315,085          $679,437          $1,114,437      $  970,345     $228,802

Compensation expense on
Granting Stock Options (1)    $350,111         $ 73,100                --          $  476,404                     $120,471

Acquisition of Mineral
Properties(2)                       --               --          $ 20,186          $  132,577      $   97,106     $ 40,742

Write off of mineral
Properties under CDN
GAAP                                --               --          $433,724          $  632,326      $   37,900     $456,744
                                                                 --------          ----------      ----------     --------

Loss for the year
Under US GAAP                  $270,999        $388,185          $265,899          $1,090,823      $1,115,022     $893,190
                               ========        ========          ========          ==========      ==========     ========


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

Total assets of the Corporation decreased from $185,094 as at November 30, 2002 to $117,052 as at November 30, 2003. During the year, the Corporation received $0 from the sale of marketable securities, $107,500, from a private placement, $33,750 from the exercise of warrants and $44,250 from exercise of stock options.

In 2003, the Corporation expended a total of $27,783 on exploration programs on the Whisky Canyon, and Bet properties in Nevada as compared to $57,664 in 2002.

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

During the year the Corporation received $340,000 from a private placement, $180,250 from the exercise of warrants, $0 from the sale of marketable securities, and $12,750 from the exercise of stock options.

YEAR ENDED NOVEMBER 30, 2001

Net loss for the year ended November 30, 2001 under Canadian GAAP was $679,437 as compared to $1,114,168 for the year ended November 30, 2000. The decrease in losses in mainly due to the decreased cost in the acquisition of mineral properties and decreased exploration costs.

The net loss for the twelve months ended November 30, 2001 was $679,437 or $0.24 per share in comparison with $1,114,168 or $0.39 per share in 1999.

During the year, the Corporation received $125,000 from a private placement, $0 from the sale of marketable securities and $0 from the exercise of stock options.

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

In 1999, we expended a total of $88,823 on exploration programs on the Whisky Canyon, Iowa, and Bet properties in Nevada as compared to $224,638 in 1999. The lower expenditure was due to depressed gold price and the decision by the Corporation to preserve its funds. We did not spend any material amounts on the Standard Creek property and in Vietnam.

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

During the year ended November 30, 2003, we used $136,418 of our cash resources for operating activities and $27,783 in investing activities. Included in the investing activities was $0 for mineral properties and $27,783 in investing activities and $0 in costs incurred in investigating potential investments. These activities were funded by initial cash balances on hand at the beginning of the year and funds raised during the year. During the fiscal year we received $107,500 from a private placement, $33,750 from the exercise of warrants and $44,250 from the exercise of stock options.

Year Ended November 30, 2002

During the year ended November 30, 2002, the Corporation used $256,596 of its cash resources for operating activities and $57,664 in its investing activities. Included in the investing activities was $0 for mineral properties $57,664 for exploration costs, and $0 in costs incurred in investigating potential investments. These activities were funded by the initial cash balance on hand at the beginning of the year plus funds raised during the year. During the fiscal year, the Corporation received $330,500 from private placements $180,250 from the exercise of warrants and $12,750 from the exercise of incentive stock options. As a result, the Corporation had a negative cash flow of $315,085 and a cash balance of $126,202 as at November 30, 2002.

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

------------------------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF
                                                                                       COMMON SHARES OF
                                                                                        THE CORPORATION
                                                                                       BENEFICIALLY OWNED     PERCENTAGE OF
               NAME,                                                                      OR DIRECTLY/         ISSUED SHARE
     MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION DURING THE                    INDIRECTLY          CAPITAL (3)
   AND POSITION WITH CORPORATION                PAST FIVE YEARS                        CONTROLLED (2) (3)
------------------------------------------------------------------------------------------------------------------------------
GARY FREEMAN                          President and Director of Triband                  308,807 direct          12.29%%
Vancouver, British Columbia           Enterprise Corp.  from March, 2000                 720,557 indirect
Canada                                to present.  Mr. Freeman has been
President and Director                in the investment community for
                                      over 18 years and has been responsible for
                                      the financing of many public companies,
                                      such as Lion Lake Resources, Palmer
                                      Resources and Indico Technologies. He has
                                      worked in the development and the
                                      structuring of projects from early stages.
                                      Mr. Freeman began working with Triband in
                                      1996 and had worked as project
                                      co-coordinator on a contract basis.
------------------------------------------------------------------------------------------------------------------------------
JERRY G. POGUE  (1)                   Past President of Triband                              361,405               5.9%
Vancouver, British Columbia           Enterprise Corp..  Mr. Pogue is a
Canada                                self-employed business consultant
Director                              and has been a financier since
                                      1994. Mr. Pogue was previously the
                                      President, CEO, Chairman and a Director of
                                      Palmer Resources Ltd. from May, 1996 to
                                      February, 1999; Prior to 1994 was a
                                      Registered Representative with National
                                      Securities Corp., Seattle, WA, USA from
                                      1981 to 1993
------------------------------------------------------------------------------------------------------------------------------
GIL ATZMON,                           Director and Corporate  Secretary of                     Nil                 N/A
San Antonio, Texas                    the Company  since  February,  2003.
                                      Mr. Atzmon is presently an independent
                                      Corporate Finance Consultant. In the past,
                                      Mr. Atzmon has served as the VP of
                                      Corporate Development for two publicly
                                      listed companies, Ivanhoe Mines and Dayton
                                      Mining, both located in Vancouver, BC. Mr.
                                      Atzmon has worked in the investment
                                      community as a mining equity portfolio
                                      manager and in institutional sales. Mr.
                                      Atzmon holds a Masters in Energy and
                                      Mineral Resources from the University of
                                      Texas at Austin and a Bachelors in Geology
                                      and Geography from Columbia University.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF
                                                                                       COMMON SHARES OF
                                                                                        THE CORPORATION
                                                                                       BENEFICIALLY OWNED     PERCENTAGE OF
               NAME,                                                                      OR DIRECTLY/         ISSUED SHARE
     MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION DURING THE                    INDIRECTLY          CAPITAL (3)
   AND POSITION WITH CORPORATION                PAST FIVE YEARS                        CONTROLLED (2) (3)
------------------------------------------------------------------------------------------------------------------------------
MICHAEL BARTLETT                      President and Owner of Leisure                          Nil                   N/A
Florida, USA                          Capital & Management Inc., a
Director                              company which specializes in the
                                      pre-development, start-ups in innovative
                                      strategic, conceptual, economic and
                                      financial solutions from 1989 to present;
                                      from 1998 director, chairman and President
                                      of Indico Technologies Corporation, a
                                      public company trading on the TSX Venture
                                      Exchange; from 1996 to present, President
                                      & CEO of Creative Entertainment &
                                      Technologies, Inc., a public company
                                      trading on the TSX Venture Exchange; from
                                      January 1995 to 1996 President and CEO of
                                      National Maritime Authority
------------------------------------------------------------------------------------------------------------------------------
WILLIAM GREEN,(4)                     Mr. Green is responsible for the Company's              Nil                   N/A
Washington, USA                       mineral exploration Director projects in
Director                              Nevada. President, Chairman and Director
                                      from 1996 to present of Mines Management
                                      Inc., a public company which trades on the
                                      NASD's OTC Electronic Bulletin Board;
                                      President and Director of Centram
                                      Exploration Ltd, a public company listed
                                      on the TSX Venture Exchange from 1998 to
                                      present; Vice-President and Director of
                                      Petromin Resources Ltd., a public company
                                      listed on the TSX Venture Exchange from
                                      1991 to present; Vice-President and
                                      Director of Yamana Resources, a public
                                      company listed on the Toronto Stock
                                      Exchange from 1994 to 1995

------------------------------------------------------------------------------------------------------------------------------

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

(3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 1,390,769 Common Shares of the Corporation, representing 18.19% of the total issued and outstanding Common Shares of the Corporation as at May 27th, 2004.

(4)  Mr. Green resigned as a director in December, 2002.

MANAGEMENT

At the Annual General Meeting held on August 13, 2003, Gary Freeman, Michael Bartlett, Gil Atzmon , and Jerry Pogue were elected as directors of the Company. Mr. Freeman was elected to the office of President at that time. William Green resigned as a Director in December, 2002.

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

---------------------------------------------------------------------------------------------------------------------------
                                                                           Common     Restricted
                                                                           Shares     Shares or                All other
                                                              Other        Under      Restricted  LTIP       Compensation
 Name and Principal      Fiscal        Salary      Bonus   Annual Comp    Options\    Share       Payout          ($)
      Position          Year End         ($)        ($)        ($)      SARs granted  Units ($)      ($)
                                                                            (#)
---------------------------------------------------------------------------------------------------------------------------

Gary R. Freeman,      Nov 30/03        $60,000      Nil        Nil       35,000(2)
Director, President

                      Nov 30/02        $60,000      Nil        Nil        250,000        Nil         Nil          Nil


                      Nov 30/01        $60,000      Nil      $30,000


                      Nov 30/00        $60,000      Nil        Nil
---------------------------------------------------------------------------------------------------------------------------

Jerry G. Pogue(1)     Nov. 30/03       Nil          Nil        Nil       25,000(2)       N/A         N/A          N/A
Director,

                      Nov. 30/02       Nil          Nil        Nil         90,000        N/A         N/A          N/A


                      Nov 30/01        Nil          Nil        Nil         45,000        N/A         N/A          N/A


                      Nov 30/00        $            N/A        N/A         45,000
                      Nov 30/99         51,250      Nil        Nil          Nil          Nil         Nil          Nil
                      Nov.30/98        $55,000      Nil        Nil          Nil          Nil         Nil          Nil
                      Nov.30/97        $46,000      Nil        Nil        100,000        Nil         Nil          Nil
                      Nov.30/96        Nil
                                       Nil

---------------------------------------------------------------------------------------------------------------------------

William R. Green,     Nov 30.02          Nil        Nil      $31,400       50,000
Director

                      Nov30/01           Nil                 $10,000       20,000         NA         N/A          N/A


                      Nov 30/00                              $ 6,787
---------------------------------------------------------------------------------------------------------------------------

Michael Bartlett,     Nov 30/03          Nil        Nil        Nil       20,000(2)       N/A         N/A          N/A
(1)Director

                      Nov 30/02          Nil        Nil        Nil         50,000        N/A         N/A          N/A


                      Nov 30/01          Nil        Nil        Nil         20,000        N/A         N/A          N/A


                      Nov 30/00          Nil        Nil        Nil
---------------------------------------------------------------------------------------------------------------------------

Gil Atzmon,           Nov 30.03          Nil        Nil        Nil       20,000(2)       N/A         N/A          N/A
Director(1)

---------------------------------------------------------------------------------------------------------------------------

(1) Member of the Audit Committee

(2) Options were granted in February, 2004 allowing for a 4 old for one new reverse stock split on January 14, 2004.

No other executive officer received direct or indirect compensation from any source for services provided to the Corporation during the most recently completed financial year.

Mr. Gary Freeman became a director and President as of March 24, 2000.

OUTSTANDING WARRANTS FROM PREVIOUS PRIVATE PLACEMENTS

As of November 30, 2003, there were warrants outstanding to purchase 701,666 common shares exercisable at a price of $0.30 per share until June 5, 2004. With the exception of 238,000 warrants owned by G.F. Consulting Corp., a company owned and controlled by the President, all remaining warrants are owned by private individuals or corporations not related to Triband. A further 250,000 warrants to purchase 250,000 common shares at $0.15 per share until December 3, 2004 remained outstanding at November 30, 2003. A further 900,000 warrants to purchase 450,000 common shares at $0.105 per share until November 27, 2005 were outstanding at November 30, 2003. With the exception of 200,000 warrants owned by G.F. Consulting Corp., a company owned and controlled by the President and 200,000 warrants owned by Jerry Pogue, all remaining warrants are owned by private individuals or corporations not related to the Company.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

We have no defined benefit or actuarial plans.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

We do not presently have any outstanding employment contracts.

MANAGEMENT AND CONSULTING CONTRACTS

We have utilized the services of Mr. William R. Green, a former director of the Corporation to provided geological and consulting services to the Corporation with respect to its existing properties and in identifying other properties of potential interest prior to the year ended November 30, 2003.

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

PROPOSED COMPENSATION

We have determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning December 1, 2003 as follows:

                                            MONTHLY                 YEARLY
                                              CDN.                   CDN.

             --------------------------------------------------------------
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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

During fiscal 2003, G.F. Consulting Corp., a private corporation wholly owned by Gary Freeman, the President and a director of the company participated in a private placement whereby G.F. Consulting Corp., purchased 200,000 common shares at a price of $0.07 per share and 200,000 common share purchase warrants exercisable at $0.105.

During fiscal 2003, Jerry Pogue, a director of the Company participated in a private placement and purchased 200,000 common shares at a price of $0.07 per share and 200,000 common share purchase warrants exercisable at $0.105.

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

We have, in the past, utilized the services of Dr. William R. Green, a former director and Secretary as a geologist. Dr. Green has provided geological and consulting services to Triband regarding our existing properties and in helping to identify other properties of potential interest. We compensate Dr. Green by payment to Mines Management Inc., a company owned by Dr. Green and his associates. The compensation paid to Dr. Green is comparable to that which would have been paid for services rendered by unaffiliated parties.

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

ITEM 8.  FINANCIAL INFORMATION
------------------------------

See Item 17

ITEM 9.  THE OFFER AND LISTING
------------------------------

The Corporation was incorporated on October 7, 1994. The Common Shares were listed and posted for trading on the junior capital pool board of the Alberta Stock Exchange on September 22, 1995 and are currently trading on the TSX Venture Exchange under the trading symbol "TRD" trades on the NASD's OTC Electronic Bulletin Board under the symbol TRDBF. On August 22, 1996, the Corporation acquired the Standard Creek Property in British Columbia (the "Major Transaction"). Upon completion of the Corporation's Major Transaction, the Corporation was no longer considered a junior capital pool corporation pursuant to the Alberta Stock Exchange Junior Capital Pool Policies, so its Common Shares thereafter traded on the Alberta Stock Exchange, now the TSX Venture Exchange as a normal course issuer. From January 14, 2004 Wealth Minerals Ltd. (formerly Triband Enterprise Corp.) trades on the TSX Venture Exchange under the trading symbol "WML" and on NASD's OTC Electronic bulletin Board under the symbol WMMLF.

ITEM 10. ADDITIONAL INFORMATION
-------------------------------

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

As at February 27, 2002 we cancelled all previously outstanding stock options and issued rights to purchase or acquire an aggregate of 505,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed below. The closing market price of the Common Shares on November 30, 2003 on the TSX Venture Exchange was $0.17.

OUTSTANDING EMPLOYEE AND DIRECTOR STOCK OPTIONS AS AT NOVEMBER 30, 2002

------------------------------------------------------------------------------------------------------------------------
                                 NO. OF
                                 COMMON                             EXERCISE                          MARKET VALUE ON
                             SHARES SUBJECT    DATE OF GRANT/         PRICE                               DATE OF
    NAME OF OPTIONEES         TO OPTION (#)    REPRICED                 $         EXPIRY DATE          GRANT/REPRICED
------------------------------------------------------------------------------------------------------------------------
Jerry Pogue                      90,000         March 1, 2002         $0.17         March 1, 2007         $16,150
------------------------------------------------------------------------------------------------------------------------
Gary Freeman                    250,000         March 1, 2002         $0.17         March 1, 2007         $34,000
------------------------------------------------------------------------------------------------------------------------
Michael Bartlett                 50,000         March 1, 2002         $0.17         March 1, 2007          $8,500
------------------------------------------------------------------------------------------------------------------------
Sam Szajman                      25,000         March 1, 2002         $0.17         March 1, 2007          $4,250
------------------------------------------------------------------------------------------------------------------------
William R. Green                 65,000         March 1, 2002         $0.17         March 1, 2007          $8,500
------------------------------------------------------------------------------------------------------------------------
Kathleen Martin                  25,000         March 1, 2002         $0.17         March 1, 2007          $4,250
------------------------------------------------------------------------------------------------------------------------
         TOTAL                  505,000                                                                   $75,650
------------------------------------------------------------------------------------------------------------------------


A further 120,000 options (allowing for a four old for one new share reverse split) at $0.25 were granted to directors, officers and consultants of the Company in Feburary, 2004.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------------------------

Not Applicable.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
------------------------------------------------------------------------

Not Applicable

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES
--------------------------------------------------------------

Not Applicable

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
------------------------------------------------------------------------------
USE OF PROCEEDS
---------------

Not Applicable

ITEM 15.          CONTROLS AND PROCEDURES
-----------------------------------------

Not Applicable

ITEM 16.          AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------------------------

Jerry Pogue is our audit committee financial expert. Mr. Pogue has significant past experience as an investment advisor in assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements.

B.                CODE OF ETHICS
--------------------------------

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

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS
--------------------------------------

The following financial statements are attached and incorporated herein:


DESCRIPTION OF STATEMENT
------------------------

Consolidated Balance Sheets, Statements of Loss and Deficit Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended November 30, 2003 and 2002

ITEM 18.          FINANCIAL STATEMENTS
--------------------------------------

See Item 17

ITEM 19.          EXHIBITS
--------------------------

EXHIBIT NUMBER
--------------

                                                                            PAGE
                                                                            ----
1.1       Certificates of Name Change dated July 18, 1996 and
          October 17, 1996.                                                  *
1.2       Certificate of Incorporation dated October 7, 1994.                *
1.3       Articles (Bylaws) of the Corporation                               *
1.4       Amendments to Articles of the Corporation, dated July 18, 1996
          and October 16, 1996                                               *
2.1       Option Agreements between the Corporation and Management,
          Employees and Director.                                            *
4.1       Mining Lease and Option  Agreement  between St. George Metals,
          Inc. and Triband Resource US Inc. dated June 29, 1998              *
4.2       Mining Lease Agreement  between  Brancote U.S. Inc., and
          Triband Resource US Inc. dated April 21, 1998.                     *
4.3       Letter of Engagement dated February 18, 1997 between the
          Corporation and Timothy J. Percival.                               *
4.4       Property Agreement dated February 9, 1996 between the
          Corporation and 512026 B.C. Ltd.                                   *
4.5       License Agreement dated November 28, 1997 between the
          Corporation and The Minister of Industries, Socialist Republic
          of Vietnam, Licenses No. 2203/QD-DCKS.                             *
4.6       License Agreement dated November 28, 1997 between the
          Corporation and The Minister of Industries, Socialist Republic
          of Vietnam, Licenses No. 2204/QD-DCKS.                             *
4.7       License Agreement dated November 28, 1997 between the
          Corporation and The Minister of Industries, Socialist Republic
          of Vietnam, Licenses No. 2208/QD-DCKS.                             *
4.8       Certificate of Name Change and Amendment to Articles of the
          Corporation dated  August 22, 2001                                 *
4.9 Certificate of Amendment and Name Change of the Corporation dated December 12, 2003


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

TRIBAND ENTERPRISE CORP.


By:  /s/ Gary R. Freeman
     -----------------------
Gary R. Freeman,
President


Date:    May 27 2004.
         ------------

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

Date: May 27, 2004.

                                                      /s// Gary Freeman
                                                      Gary Freeman, President &
                                                      Director

                            TRIBAND ENTERPRISE CORP.
                         (AN EXPLORATION STAGE COMPANY)

                       CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

                           NOVEMBER 30, 2003 AND 2002

                       CORPORATE ACCESS NUMBER: 206277436



                                    ALBERTA

                           BUSINESS CORPORATIONS ACT



                                  CERTIFICATE

                                       OF

                                   AMENDMENT



                            TRIBAND ENTERPRISE CORP.
            CHANGED ITS NAME TO WEALTH MINERALS LTD. ON 2003/12/12.






                                                                          [SEAL]





                                                                      12/12/2003
Page 1 of 1

                                AUDITORS' REPORT




TO THE SHAREHOLDERS OF
TRIBAND ENTERPRISE CORP.
(AN EXPLORATION STAGE COMPANY)


We have audited the consolidated balance sheets of Triband Enterprise Corp. as at November 30, 2003 and 2002, and the consolidated statements of operations and cumulative loss, cash flows and shareholders' equity and deficit for each of the years then ended, as well as 2003, 2002 and 2001 changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2003. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002, and the results of its operations and cumulative loss, cash flows and changes in shareholders' equity and deficit for each of the years then ended, as well as 2003, 2002 and 2001 changes to the cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2003, in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the threeyear period ended November 30, 2003 and shareholders' equity as at November 30, 2003, 2002 and 2001, to the extent summarized in Note 11 of the consolidated financial statements.

The cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors who expressed an opinion without reservation on these financial statements in their report dated March 30, 2001.


                                                      SADOVNICK TELFORD + SKOV

                                                         CHARTERED ACCOUNTANTS
Vancouver, BC
February 27, 2004
except as to Note 10 which is
as of March 1, 2004

                      COMMENTS BY AUDITORS FOR U.S READERS
                      ON CANADA-U.S. REPORTING DIFFERENCES




TO THE SHAREHOLDERS OF
TRIBAND ENTERPRISE CORP.
(AN EXPLORATION STAGE COMPANY)


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the shareholders dated February 27, 2004 except as to Note 10 which is as of March 1, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.




                                                      SADOVNICK TELFORD + SKOV

                                                         CHARTERED ACCOUNTANTS
Vancouver, BC
February 27, 2004
except as to Note 10 which is
as of March 1, 2004

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

============================================================================================================

                                                               Notes                2003              2004
------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
   Cash                                                                      $    64,899       $   126,202
   Receivables                                                                     2,993             7,169
   Prepaid expenses                                                                6,075            11,014
   Due from related party                                        7                 5,350                --
                                                                             -----------       -----------

                                                                                  79,317           144,385

PROPERTY, PLANT AND EQUIPMENT                                    3                10,170            13,144
INVESTMENTS                                                      5                27,565            27,565
                                                                             -----------       -----------

                                                                             $   117,052       $   185,094
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Accounts payable and accrued liabilities                      7           $    37,950       $    18,293
   Due to affiliated company                                     7                 2,594             2,594
                                                                             -----------       -----------

                                                                                  40,544            20,887
                                                                             -----------       -----------
NATURE AND CONTINUANCE OF OPERATIONS                             1

CONTINGENCIES                                                    9

SHAREHOLDERS' EQUITY
   Capital stock                                                 6             4,995,516         4,820,016
   Deficit accumulated during the exploration stage                           (4,919,008)       (4,655,809)
                                                                             -----------       -----------

                                                                                  76,508           164,207
                                                                             -----------       -----------

                                                                             $   117,052       $   185,094
============================================================================================================



APPROVED ON BEHALF OF THE BOARD:


"Gary Freeman"                                "Gil Atzmon"
--------------------        Director          ------------------     Director



              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(Expressed in Canadian Dollars)

====================================================================================================

                                           Cumulative
                                              Amounts
                                                 From
                                           October 7,
                                              1994 to             Years Ended November 30,
                                         November 30,   --------------------------------------------
                                                 2003               2003         2002          2001
----------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Amortization                           $    22,301         $    2,974   $    3,047    $    3,097
   Consulting fees                            487,496             82,800      100,522       108,667
   Exploration costs                        1,654,143             27,783       57,664        19,293
   Listing and transfer agent fees            165,322             20,730       23,979        24,523
   Office                                     271,046             23,026       64,571        31,931
   Professional fees                          209,592             52,900       40,798        26,956
   Property investigation                     186,563                 --           --        10,000
   Rent                                        96,285             17,333           78         1,416
   Salaries and benefits                       80,308                 --           --            --
   Shareholders' communications               389,474             11,853        4,175        10,466
   Travel                                     114,224             24,702       19,426         8,378
                                          -----------         ----------   ----------    ----------

                                           (3,676,754)          (264,101)    (314,260)     (244,727)

INTEREST INCOME                               197,657                464        1,092         1,892

INVESTMENT INCOME                              27,565                 --           --            --

GAIN ON SALE OF MARKETABLE
  SECURITIES                                  100,703                 --           --            --

GAIN (LOSS) ON FOREIGN EXCHANGE               159,658                438       (1,917)       (1,106)

LOSS ON DISPOSAL OF PROPERTY,
  PLANT AND EQUIPMENT                          (7,189)                --           --            --

IMPAIRMENT OF MINERAL PROPERTIES           (1,100,722)                --           --      (435,496)

WRITE-DOWN OF MARKETABLE
  SECURITIES                                 (374,526)                --           --            --

WRITE-DOWN OF INVESTMENTS                    (245,400)                --           --            --
                                          -----------         ----------   ----------    ----------

NET LOSS FOR THE PERIOD                   $(4,919,008)        $ (263,199)  $ (315,085)   $ (679,437)
=====================================================================================================

BASIC AND DILUTED LOSS PER SHARE                              $    (0.03)  $    (0.06)   $    (0.24)

BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES
  OUTSTANDING                                                  7,634,435    5,712,781     2,777,293
=====================================================================================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

===================================================================================================================

                                                          Cumulative
                                                             Amounts
                                                                From
                                                          October 7,
                                                             1994 to             Years Ended November 30,
                                                        November 30,   --------------------------------------------
                                                                2003               2003         2002          2001
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING
 ACTIVITIES
Net loss for the period                                  $(4,919,008)        $ (263,199)  $ (315,085)   $ (679,437)
Items not affecting cash
  Amortization                                                22,301              2,974        3,047         3,097
  Investment income                                          (27,565)                --           --            --
  Gain on sale of marketable
   securities                                               (100,703)                --           --            --
  Loss on disposal of property, plant
   and equipment                                               7,189                 --           --            --
  Impairment of mineral properties                         1,100,722                 --           --       435,496
  Write-down of marketable
   securities                                                374,526                 --           --            --
  Write-down of investments                                  245,400                 --           --            --

Changes in non-cash working capital
  Items
   (Increase) decrease in receivables                         (2,993)             4,176        8,817        (6,000)
   (Increase) decrease in prepaid
    expenses                                                  (6,075)             4,939       (4,784)       15,720
  Increase (decrease) in accounts
   payable and accrued liabilities                           127,782             19,657       (1,935)       63,225
  Advances from affiliated company                             2,594                 --           --        (2,968)
  Advance to related party                                    (5,350)            (5,350)          --            --
                                                         -----------         ----------   ----------    ----------

Net cash (used in) operating activities                   (3,181,180)          (236,803)    (309,940)     (170,867)
                                                         -----------         ----------   ----------    ----------

CASH FLOWS FROM INVESTING
 ACTIVITIES
  Proceeds from sale of marketable
   securities                                                488,027                 --           --            --
  Property, plant and equipment
   acquired                                                  (45,843)                --       (6,841)         (964)
  Proceeds from disposal of property,
   plant and equipment                                         6,183                 --           --            --
  Acquisition of mineral properties                         (500,722)                --           --       (21,958)
  Acquisition of marketable securities                      (761,850)                --           --            --
  Increase in investments                                   (245,400)                --           --            --
                                                         -----------         ----------   ----------    ----------

Net cash (used in) investing activities                  $(1,059,605)        $       --   $   (6,841)   $  (22,922)
                                                         -----------         ----------   ----------    ----------
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

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)

========================================================================================================

                                               Cumulative
                                                  Amounts
                                                     From
                                               October 7,
                                                  1994 to             Years Ended November 30,
                                             November 30,   --------------------------------------------
                                                     2003               2003         2002          2001
--------------------------------------------------------------------------------------------------------
Continued...

CASH FLOWS FROM
 FINANCING ACTIVITIES
   Issuance of capital stock, net of
    issuance costs                            $ 4,305,684         $  175,500   $  508,150    $       --
   Common shares committed to be
    issued                                             --                 --     (125,000)      125,000
                                              -----------         ----------   ----------    ----------

Net cash provided by financing
    activities                                  4,305,684            175,500      383,150       125,000
                                              -----------         ----------   ----------    ----------

NET CHANGE IN CASH DURING THE
PERIOD                                             64,899            (61,303)      66,369       (68,789)
                                              -----------         ----------   ----------    ----------

CASH, BEGINNING OF PERIOD                              --            126,202       59,833       128,622
                                              -----------         ----------   ----------    ----------

CASH, END OF PERIOD                           $    64,899         $   64,899   $  126,202    $   59,833
========================================================================================================

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH
FLOWS:

======================================================================================================

                                             Cumulative
                                                Amounts
                                                   From
                                             October 7,
                                                1994 to             Years Ended November 30,
                                           November 30,   --------------------------------------------
                                                   2003               2003         2002          2001
------------------------------------------------------------------------------------------------------

Cash paid during the period for:
  Interest                                  $        --         $       --   $       --    $       --
  Income taxes                              $        --         $       --   $       --    $       --
======================================================================================================

Since inception of the exploration stage, the Company has issued a total of 1,263,309 common shares (adjusted for roll-back) for non-cash consideration as follows:

==============================================================================
               Number
Year         of Shares            Amount      Consideration
------------------------------------------------------------------------------
2002            95,000          $ 15,350      Finder's fees
2002           557,609            66,457      Shares for debt owing
1999            10,700             8,025      Finder's fees
1996           600,000           600,000      Acquisition of mineral property
==============================================================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND DEFICIT
(Expressed in Canadian Dollars)

=================================================================================================================
                                                         Value of         Common         Deficit
                                                          Common          Shares       Accumulated
                                                          Shares         Committed      During the
                               Number                   Issued and         to be        Exploration
                             of Shares     Price        Fully Paid        Issued           Stage         Total
-----------------------------------------------------------------------------------------------------------------

BALANCE AT
NOVEMBER 30, 2000            2,777,293                 $ 4,230,059       $     --       $ (3,661,287)  $ 568,772

 Common shares
  committed to
  be issued (Note 6)                --                          --        125,000                 --     125,000
 Net loss for the year              --                          --             --           (679,437)   (679,437)
                             ---------                  ----------      ---------        -----------    --------

BALANCE AT
NOVEMBER 30, 2001            2,777,293                   4,230,059        125,000         (4,340,724)     14,335

 Issuance of shares
  for cash:
  Private placement          1,350,000      $ 0.10         135,000       (125,000)                --      10,000
  Private placement            850,000        0.23         195,500             --                 --     195,500
  Exercise of options           75,000        0.17          12,750             --                 --      12,750
  Exercise of warrants       1,300,000        0.12         156,000             --                 --     156,000
  Exercise of warrants          80,834        0.30          24,250             --                 --      24,250
 Issuance of shares
  for finder's fee             50,0000        0.10           5,000             --                 --       5,000
 Issuance of shares
  for finder's fee              45,000        0.23          10,350             --                 --      10,350
 Share issuance
  expense                                                  (15,350)            --                 --     (15,350)
 Settlement of debts           475,337        0.10          47,534             --                 --      47,534
 Settlement of debts            82,272        0.23          18,923             --                 --      18,923
 Net loss for the year              --                          --             --           (315,085)   (315,085)
                             ---------                  ----------      ---------        -----------    --------
BALANCE AT
NOVEMBER 30, 2002            7,085,736                   4,820,016             --         (4,655,809)    164,207

 Issuance of shares
  for cash:
  Private placement            250,000        0.12          30,000             --                 --      30,000
  Exercise of options          225,000        0.17          38,250             --                 --      38,250
  Exercise of options           25,000        0.24           6,000             --                 --       6,000
  Exercise of warrants         112,500        0.30          33,750             --                 --      33,750
  Private placement            900,000        0.075         67,500             --                 --      67,500
 Net loss for the year              --                          --             --           (263,199)   (263,199)
                             ---------                  ----------      ---------        -----------    --------

BALANCE AT
NOVEMBER 30, 2003            8,598,236                  $4,995,516      $      --        $(4,919,008)    $76,508
-----------------------------------------------------------------------------------------------------------------

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

     The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Accounts specifically requiring the use of management estimates and assumptions in determining carrying values are receivables, prepaid expenses, property, plant and equipment, investments, accounts payable and accrued liabilities, due from related party, due to affiliated company and future income taxes.

     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

     CASH

     Cash consists of demand deposits with a major Canadian financial institution.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of receivables, accounts payable and accrued liabilities, due from related party and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     EXPLORATION AND DEVELOPMENT COSTS

     The Company has adopted the policy of expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management is obtained to support the recognition of an asset.

     PROPERTY EVALUATIONS

     The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation is recorded.

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

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and are being amortized to estimated residual values over their useful lives using the declining balance method at rates of 20% and 30% per annum.

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

     FOREIGN EXCHANGE

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and nonmonetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

     BASIC AND DILUTED LOSS PER SHARE

     Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

     STOCK-BASED COMPENSATION

     The Company has a stock option plan as described in Note 6. The Company uses the accounting recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock- Based Payments". Under these recommendations the Company is permitted to continue with its existing policy of recording no compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights and in accordance with the policy will provide certain pro-forma disclosure as required by the fair value method of accounting for stock options. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. The pro-forma information is provided in Note 11. Any consideration received on the exercise of stock options is credited to share capital. The Company has not yet adopted certain new provisions of CICA Handbook Section 3870, which will become effective for its 2004 fiscal year if applied prospectively. The adoption of the new standard would result in expense recognition for options granted after November 30, 2003.

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

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     IMPAIRMENT OF LONG-LIVED ASSETS - The Company has not yet adopted the provisions of CICA Handbook Section 3063, "Impairment of Long-lived Assets", which will become effective for its 2004 fiscal year. Management does not expect the adoption of the new standard to have an impact on its financial statements.

     3. PROPERTY, PLANT AND EQUIPMENT

                                                                        Net Book Value
                                                                     --------------------
                                                      Accumulated
                                         Cost         Amortization    2003           2002
     -------------------------------------------------------------------------------------

     Office furniture and equipment    $13,825        $  6,068     $  7,757       $ 9,697
     Computer equipment                 10,050           7,637        2,413         3,447
                                        ------           -----        -----         -----
                                        23,875        $ 13,705     $ 10,170       $13,144
     -------------------------------------------------------------------------------------

4.   MINERAL PROPERTIES

     FUTURE MINERAL PROPERTY PAYMENTS

     The Company's wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada, USA and also has an agreement to acquire the two Betty O'Neal claims in the same location. The two sets of claims border each other.

     To earn a 100% interest in the BET 1-23 Claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,300 per year.

     To earn a 100% interest in the Betty O'Neal Claims, the Company is required to pay the following:

     a)   Minimum advanced royalty payments according to the following schedule:

          -    US$20,000 by July 9, 2003 (amended June 18, 2003 to US$9,000 due on July 13, 2003 (paid) and US$9,000 due January 1, 2004 (paid)).
          -    US$25,000 by July 9, 2004.
          -    US$50,000 by July 9, 2005 and each subsequent year.
          - Total purchase price for the property is US$2,000,000 due on July 9, 2015. The Company's advance royalty payment beginning on July 9, 2005 will be credited against the purchase price of the property. The purchase price is also subject to adjustment for one-half of the price of the property. The purchase price is also subject to adjustment for one-half of the rate of inflation according to the United States Department of Commerce Producers' Price Index.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


4.   MINERAL PROPERTIES (cont'd...)

     FUTURE MINERAL PROPERTY PAYMENTS (cont'd...)


     b)   Production royalty
          - If the Company places the property in production before the fifteenth year, the Company is required to pay a 2.5% net smelter royalty on production. The production royalty payment can also be applied to the purchase price.

     c)   Exploration and development work according to the following schedule:

          -    Incur expenditures totaling US$20,000 by July 9, 2003 (incurred)
          -    Incur expenditures totaling US$25,000 by July 9, 2004
          - Incur expenditures totaling US$50,000 by July 9, 2005 and during each of the following year during the lease term.
          - The maximum required total work commitment from the date of this lease shall be $250,000.

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

5.   INVESTMENTS

     ===========================================================================
                                                         2003             2002
     ---------------------------------------------------------------------------
     Investments are comprised of:
      Puresource, Inc.
        240,000 common shares (2002-240,000
        common shares)                                $      1        $      1
      Clearant, Inc.
        30,994 common shares (2002 - 29,015
          common shares)                                27,564          27,564
                                                      --------        --------
                                                      $ 27,565        $ 27,565
                                                      ========        ========

           PURESOURSE, INC. AND CLEARANT, INC.

     The Company had acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     On the sale of Puresource assets to Clearant, Inc. ("Clearant") in 1999, Puresource received shares and promissory convertible notes in Clearant. Subsequently, Puresource has been winding up by distributing its assets, comprising Clearant shares. The investment in shares of Puresource had been written down in prior years to a nominal value of $1. The balance of the investment in Puresource will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation. The investment in Clearant is accounted for on the basis of the recorded value of the shares received on transfer. In October 2003, the Company received an additional 1,979 shares in Clearant.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


5.   INVESTMENTS (cont'd...)

     eFINANCIAL TRAINING.COM INC

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

     The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs (recoveries) relating to this acquisition, totaling $Nil (2002 - $ Nil, 2001 - $(1,650)) were written-off to operations.

     VIA VIS TECHNOLOGIES INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company had agreed, among other things, to acquire all of the issued and outstanding shares of Via Vis in exchange of 41,500,000 common shares of the Company.

     The Company subsequently determined not to proceed with the acquisition of Via Vis due to certain difficulties. Consequently, all costs relating to this acquisition totaling $Nil (2002 - $ Nil, 2001 - $3,422), were written-off to operations.

6.   CAPITAL STOCK

     ===========================================================================================
                                                                         Number
                                                                        of Shares        Amount
     -------------------------------------------------------------------------------------------
     Authorized

          Unlimited number of common shares without par value
          Unlimited number of preferred shares, issuable in series

     Common shares issued

      As at November 30, 2000 and 2001                                 2,777,298      $4,230,059
          For cash - private placements                                2,200,000         330,500
          For cash - exercise of options                                  75,000          12,750
          For cash - exercise of warrants                              1,380,834         180,250
          For finder's fees                                               95,000              --
          For settlement of debts                                        557,609          66,457
                                                                      ----------      ----------
      As at November 30, 2002
          For cash - private placements                                7,085,736       4,820,016
          For cash - exercise of options                               1,150,000          97,500
          For cash - exercise of warrants                                250,000          44,250
     -------------------------------------------------------------------------------------------
      As at November 30, 2003                                          8,598,236      $4,995,516
     ===========================================================================================

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

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

     WARRANTS

     Transactions concerning share purchase warrants are summarized as follows:


     =======================================================================================

                                                         2003         2002           2001
     ---------------------------------------------------------------------------------------

     Outstanding, beginning of year                      864,166            --       440,000

     Expired at September 29, 2001                            --            --      (440,000)

     Issued: exercisable at $0.12, expiring
         October 10, 2002, then at $0.15 expiring
         October 10, 2003                                     --    (1,350,000)           --

     Exercised at $0.12                                       --    (1,300,000)           --

     Expired at October 10, 2003                         (50,000)           --            --

     Issued: exercisable at $0.30, expiring
         June 5, 2004                                         --       895,000            --

     Exercised at $0.30                                 (112,500)      (80,834)           --

     Exercisable at $0.15, expiring December 3, 2004     250,000            --            --

     Issued: exercisable at $0.105, expiring
         November 27, 2005                               900,000            --            --
     ---------------------------------------------------------------------------------------

     Outstanding, end of year                          1,851,666       864,166            --
     =======================================================================================

     The following warrants were outstanding at November 30, 2003:

     ===========================================================================

                    Number          Exercise
               of Warrants             Price            Expiry Date
               -----------           -------            -----------

                   701,666             $0.30            June 5, 2004
                   250,000              0.15            December 3, 2004
                   900,000              0.105           November 27, 2005
                  --------
                  1851,666
                  ========

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

6.   CAPITAL STOCK (cont'd...)

     WARRANTS (cont'd...)

     The following warrants were outstanding at November 30,

     ===========================================================================

                    Number          Exercise
               of Warrants             Price             Expiry Date
               -----------           -------             -----------

                    50,000             $0.15             October 10, 2003
                   814,166              0.30             June 5, 2004
                  --------
                   864,166
                  ========


     The following warrants were outstanding at November 30, 2001:

     ===========================================================================

                    Number          Exercise
               of Warrants             Price            Expiry Date
               -----------           -------            -----------
                       --              n/a              n/a

     ===========================================================================

     STOCK OPTIONS

     The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis on August 22, 2001 have been applied on a retroactive basis.

     The following table summarizes the number of shares under option and the exercise price thereof:


     ================================================================================================

                                                               2003            2002           2003
     ------------------------------------------------------------------------------------------------

     Balance, beginning of year                              430,000         202,000         202,000

     Granted (per share)
             $0.17 (expiring on February 27, 2007)
             $0.24 (expiring on January 24, 2002)            200,000         505,000              --

     Exercised (per share)
             $0.17                                          (225,000)        (75,000)             --
             $0.24                                           (25,000)             --              --

     Cancelled (per share)
             $0.75                                                --          (5,000)             --
             $1.20                                                --          (5,000)             --
             $0.75                                                --         (25,000)             --
             $1.20                                                --         (40,000)             --
             $1.55                                                --         (32,000)             --
             $2.60                                                --         (95,000)             --

     ================================================================================================

     Balance, end of year                                    380,000         430,000         202,000

     Weighted average exercise price                         $  0.20         $  1.17         $  1.85
     ================================================================================================

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

6.   CAPITAL STOCK (cont'd...)

     STOCK OPTIONS (cont'd...)

     The following incentive stock options were outstanding at November 30,
     2003:
     ===========================================================================
                    Number           Exercise
               of Warrants              Price              Expiry Date
               -----------           --------              -----------

                   205,000              $0.17              February 27, 2007
                   175,000               0.24              January 24, 2007
                  --------
                   380,000
                  ========

     The following incentive stock options were outstanding at November 30, 2001:

     ===========================================================================

                    Number           Exercise
               of Warrants              Price              Expiry Date
               -----------           --------              -----------

                   430,000              $0.17              February 27, 2007

     The following incentive stock options were outstanding at November 30, 2001:

     ===========================================================================

                    Number           Exercise
               of Warrants              Price              Expiry Date
               -----------           --------              -----------

                     5,000              $0.75              May 8, 2002
                     5,000               1.20              June 10, 2003
                    25,000               0.75              June 10, 2003
                    40,000               1.20              February 10, 2005
                    32,000               1.55              February 22, 2005
                    95,000               2.60              April 4, 2005
                   -------

                   202,000
                   =======

     In 2002, the Company canceled all options that were outstanding at November 30, 2001.

7.   RELATED PARTY TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a) The Company paid $Nil (2002 - $31,400; 2001 - $10,000) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

7.   RELATED PARTY TRANSACTIONS (cont'd...)

     b)   The Company paid $60,000 (2002 - $60,000; 2001 - $70,000) in consulting fees to Company directors.

     c) Accounts payable includes $3,000 (2002 - $Nil) due to a director for consulting, and $5,333 (2002 - $Nil) to a company controlled by a director for office rent.

     d) Amounts due from a related party of $5,350 (2002 - $Nil) is a short term expense advance to a company controlled by a director.

     e) Amounts due to affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.

All transactions with related parties were recorded at market value.

8.   INCOME TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 37.79% (2002 - 40.04%) are as follows:

     ===========================================================================
                                                        2003          2002
     --------------------------------------------------------------------------

     Net loss for the year                           $  (263,199) $(315,085)
                                                       =========   =========

     Income tax recovery at combined  basic
      Canadian Federal and Provincial tax
       rate: 37.79% (2002 - 40.04%)                  $    99,462  $   126,160
     Foreign tax rates differentials                     (12,000)     (15,995)
     Tax benefit of losses not recognized in
          current year                                   (87,462)    (110,165)
                                                        --------   ----------

      Income tax recovery                            $        --  $        --
     ==========================================================================

     A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

     ===========================================================================
                                                          2003          2002
     ---------------------------------------------------------------------------
     Future income tax:

      Property,  plant and equipment                  $    5,400  $     4,300
      Exploration and development expenditures           484,000      500,000
      Issuance costs                                      99,000      105,200
      Losses available for future periods                939,000    1,189,000
                                                      ----------   ----------
                                                       1,527,400    1,798,500

     Valuation allowance                              (1,527,400)  (1,798,500)
                                                      ==========   ==========
                                                     $        --  $        --
     ===========================================================================

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

8.   INCOME TAXES (cont'd...)

     The above loss available for future periods include US operating losses by applying the income tax rates of 34% (2002 - 34%, 2001 - 34%). These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

     Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,277,000 (2002: $1,249,000) and operating losses of approximately $1,399,500 (2002: $1,156,800) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,207,200 (2002: $1,185,000) available to reduce US taxable income. These losses expire as follows:

        2004                   $   17,300                $    --
        2005                      147,800                     --
        2006                      283,400                     --
        2007                      243,800                     --
        2008                      210,100                     --
        2009                      254,400                     --
        2010                      242,700                     --
        2018                        --                      628,800
        2019                        --                      306,200
        2020                        --                      202,700
        2021                        --                       41,100
        2022                        --                        6,200
        2023                        --                       22,200
                               ----------                ----------
                               $1,399,500                $1,207,200
                               ==========                ==========

9.   CONTINGENCIES

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

     INCOME TAXES

     The Company is in dispute with the British Columbia Provincial taxation authorities respecting potential additional corporate capital taxes owing in the amount of approximately $19,000 plus interest and penalties. The ultimate resolution of this matter cannot be predicted with certainty; however, the Company's management believes that any reassessments will not have a material adverse effect on the Company's financial condition or results of operations.

     No provisions have been made in the accounts or in these financial statements with respect to this matter. Any reassessment will be reflected as a charge in the year incurred.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

10.  SUBSEQUENT EVENTS

     a) On December 8, 2003, the Company's shareholders, at an Extraordinary and Special Meeting of Shareholders, voted in favour of a share consolidation on a four old shares for one new share basis. The shareholders also approved a name change of the Company to "Wealth Minerals Ltd." The consolidation and name change were effective on January 14, 2004.

     b) In January 2004 the Company arranged a non-brokered private placement of up to 850,000 units (of which 600,000 units were to insiders) at a price of $0.24 per unit. Each unit is to consist of one common share and one-half share purchase warrant. One whole warrant is exercisable at $0.35 per share for a period of 2 years. The private placement received regulatory approval on February 20, 2004.

     c) On January 30, 2004 the Company announced its plan to issue 85,583 shares (of which 28,333 shares were to insiders) at $0.24 per share for settlement of debts. The plan received regulatory approval on February 20, 2004.

          Based on the approval of shareholders at the Annual General Meeting held in August, 2003, and subject to regulatory approval, the Company, on January 29, 2004, announced the following:

            i) it would re-set the exercise price of all existing incentive stock options to $0.25 per share. This price represented the closing price of the securities as traded on the TSX Venture Exchange as of January 28, 2004, less the applicable market discount. There were 95,000 stock options outstanding at that date, and

            ii) It would issue a further 120,000 incentive stock options at $0.25 per share to certain directors and consultants of the Company.

     d) On March 1, 2004, the Company announced that it would enter into a non-brokered private placement of up to 2,500,000 units at $0.27 per unit. Each unit will consist of one common share and one-half common share purchase warrant. A full warrant will be required to purchase one common share at $0.35 per share. These warrants will expire 24 months after closing. If within the 24 months post closing, the common shares of the Company trade above $1 for a period of ten consecutive trading days, the Company will have the right to force the exercise of the warrants after the four month hold period has expired. This private placement is subject to regulatory approval.

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rulesand regulations of the Securities and Exchange Commission.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION

     The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2003, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

     SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

     The Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2003, cumulative compensation expense totaling $350,111 (2002 - $342,311; 2001 - $269,211) has been incurred. Cumulative compensation expense does not include the value of options granted and subsequently forfeited. In determining the fair value of the incentive stock options, the following assumptions were used:

     =========================================================================
                                          2003             2002          2001
     -------------------------------------------------------------------------
     Risk free interest rate              1.50%            1.72%         4.27%
      Expected life                     2 years          5 years      5 years
      Expected volatility                  102%             102%          68%
      Expected dividends
     =========================================================================

     The following is a summary of the status of stock options outstanding at November 30, 2003:

     ================================================================================
                                       Outstanding Options        Exercisable Options
                                    -------------------------     -------------------
                                        Weighted
                                         Average     Weighted                Weighted
                                       Remaining      Average                 Average
     Range of                        Contractual     Exercise                Exercise
     Exercise Prices     Number     Life (Years)        Price       Number      Price
     --------------------------------------------------------------------------------

        $0.17           205,000             3.25        $0.17      205,000      $0.17
         0.24           175,000             3.17         0.24      175,000       0.24
     ================================================================================

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     The following is a summary of the stock based compensation plan during 2003, 2002 and 2001:

     ===========================================================================
                                                                        Weighted
                                                                         Average
                                                                Number  Exercise
                                                              of Shares    Price
     ---------------------------------------------------------------------------
     Outstanding and exercisable at November 30, 2000           245,000   $1.88

             Forfeited                                          (43,000)   2.03
                                                                 ------
     Outstanding and exercisable at November 30, 2001           202,000    1.85

             Granted                                            505,000    0.17
             Exercised                                          (75,000)   0.17
             Forfeited                                         (202,000)   1.85
                                                                -------
     Outstanding and exercisable at November 30, 2002           430,000    0.17

             Granted                                            200,000    0.24
             Exercised                                         (225,000)   0.17
             Exercised                                          (25,000)   0.24
                                                                -------
     Outstanding and exercisable at November 30, 2003           380,000    0.20
                                                                =======

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

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

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

     For the years ended November 30, 2003, 2002 and 2001, there were no other items of comprehensive income.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-ofinterests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 are reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 does not have a material effect on its financial position or results of operations

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS (cont'd...)

     In July 2001, FASB issued Statement of Financial Accounting Standards 143, ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. This standard is effective for the Company's 2003 fiscal year, but earlier adoption was encouraged. Adoption of the standard has not had any impact on the financial statements of the Company.

     In August 2001, FASB issued Statement of Financial Accounting Standards 144, ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption was permitted. The Company adopted SFAS 144 as of December 1, 2002. The Company has determined that the application of SFAS 144 does not have a material effect on its financial position or results of operations.

     In April 2002, FASB issued Statement of Financial Accounting Standards
     145, ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. This statement rescinds SFAS 4, which required all gains and losses from retirements of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS 64 amended SFAS 4 and is no longer necessary as SFAS 4 has been rescinded. SFAS 145 amends SFAS 13 to require certain lease modifications that have economic effects similar to saleleaseback transactions be accounted for in the same manner as sale-lease transactions. Adoption of the standard has not had any impact on the financial statements of the Company.

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

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS (cont'd...)

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year and is not expected to have a material impact on its results of operations or financial position.

     In November 2002, FASB issued FASB Interpretation No.
     45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity's product warranty liabilities. The Company applies the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements for the first quarter of the Company's fiscal year 2003. Adoption of the standard has not had any impact on the financial statements of the Company.

     In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. Adoption of the standard has not had any impact on the financial statements of the Company.

     In December 2002, FASB issued Statement of Financial Accounting Standards 148, ("SFAS 148"), "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stockbased employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's 2003 fiscal year. The interim disclosure requirements are effective for the second quarter of the Company's 2003 fiscal year. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

     In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends SFAS 133 by requiring that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and must be applied prospectively. Adoption of the standard has not had any impact on the financial statements of the Company.

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS (cont'd...)

     In May 2003, the FASB issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Adoption of the standard has not had any impact on the financial statements of the Company.

     In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect FIN 46 to have a material effect on its results of operations or financial condition.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

     ==============================================================================================

                                         Cumulative
                                        amount from
                                         October 7,
                                            1994 to                Years Ended November 30,
                                       November 30,      ------------------------------------------
                                               2003        2003            2002           2001
     ----------------------------------------------------------------------------------------------

     Loss for the period as reported   $(4,919,008)     $ (263,199)      $(315,085)     $  (679,437)

     Less:
       Compensation expense
         - stock options                  (350,111)         (7,800)        (73,100)              --
                                       -----------      ----------      ----------      -----------

     Loss for the period in
       accordance with United
       States generally accepted
       accounting principles           $(5,269,119)     $ (270,999)      $(388,185)     $  (679,437)
     ===============================================================================================

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

     -----------------------------------------------------------------------------------------
                                                            Years Ended November 30,
                                                  --------------------------------------------
                                                    2003            2002           2001
     -----------------------------------------------------------------------------------------

     Deficit, as reported                         $ (4,919,008)    $ (4,655,809)  $ (4,340,724)

     Cumulative compensation expense
      - stock options                                 (350,111)        (342,311)      (269,211)

      Deficit in accordance with United
        States generally accepted
        accounting principles                     $ (5,269,119)    $ (4,998,120)  $ (4,609,935)
     =========================================================================================

     ======================================================================================================
                                                                    Common           Deficit
                                       Capital Stock                Shares       Accumulated
                                  ------------------------       Committed        During the
                                        Number                       To be       Exploration
                                      Of Shares    Amount           Issued             Stage         Total
     ------------------------------------------------------------------------------------------------------
     Shareholders' equity as
       reported November 30, 2001     2,777,293  $4,230,059       $ 125,000     $ (4,340,724)      $ 14,335

     Cumulative compensation
       expense - stock options               --     269,211              --         (269,211)            --

     Shareholders' equity in
       acordance with United
       States generally
       accepted accounting
       principles at
       November 30, 2001              2,777,293  $4,499,270       $ 125,000     $ (4,609,935)      $ 14,335
     =======================================================================================================

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS (cont'd...)


     ===========================================================================================================
                                                                    Common             Deficit
                                       Capital Stock                Shares         Accumulated
                                  ------------------------       Committed          During the
                                        Number                       To be         Exploration
                                      Of Shares    Amount           Issued               Stage            Total
     -----------------------------------------------------------------------------------------------------------
     Shareholders' equity as
       reported November 30, 2002     7,085,736  $4,820,016       $    --         $ (4,655,809)         $ 164,207
     Cumulative compensation
       expense - stock options              --      342,311            --             (342,311)                --
                                      ---------  ----------       -------             --------            -------

     Shareholders' equity in
       acordance with United
       States generally
       accepted accounting
       principles at
       November 30, 2002              7,085,736  $5,162,327       $    --         $ (4,998,120)         $ 164,207
     =============================================================================================================
      Shareholders' equity as
          reported November 30,
          2003                        8,598,236  $4,995,516       $    --         $ (4,919,008)          $ 76,508

     Cumulative compensation
      expense - stock options                --     350,111            --             (350,111)                --
                                      ---------  ----------       -------             --------            -------
     Shareholders' equity in
       acordance with United
       States generally
       accepted accounting
       principles at
       November 30, 2003              8,598,236  $5,345,627       $    --         $ (5,269,119)          $ 76,508
     =============================================================================================================

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

TRIBAND ENTERPRISE CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     LOSS PER SHARE (cont'd...)

     The following loss per share information results under United States general accepted accounting principles:

     ========================================================================================
                                                            2003          2002        2001
     ----------------------------------------------------------------------------------------
     Net loss for the  period under United States GAAP  $ (270,999)   $ (388,185) $ (679,437)
     ========================================================================================
     Weighted average number of shares outstanding
      under United States GAAP (adjusted for 2001
      roll-back)                                         7,634,435     5,712,781   2,777,293
     ========================================================================================
     Basic loss per share                               $    (0.04)   $    (0.07) $    (0.24)
     ========================================================================================

     Diluted loss per share has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.
