Form 20-F/A
period 2003-11-30
WEALTH MINERALS
filed 2004-09-28
CIK 1077640

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

   For the transition period from __________________to ______________________

                         Commission file number 0-29986

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)

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

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 7,634,435

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.              |X| Yes       No |_|

Indicate by check mark which financial statement item the registrant has elected
to follow.                                      |X| Item 17   Item 18

                                              Index to Exhibits found on page 37

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty. When used in this Annual Report, the words "estimate," "project," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the heading Item 3 "Risk Factors".

                                GLOSSARY OF TERMS

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

AS                                  chemical symbol for arsenic

AU                                  chemical symbol for gold

BA                                  Chemical symbol for barium

BARITE a mineral composed of barium, sulfur and oxygen (BaSO4)

BATHOLITH                           a   granatic   body  made  up  of   multiple
                                    intrusions of igneous rock

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

LITHOCAP                            altered host rock

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

MA                                  chemical symbol for magnesium

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

PORPHYRY                            a rock composed of prominent crystals

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

QUATERNARY AGE                      a period of  geologic  time from 1.6 million
                                    years ago to the present

SB                                  chemical symbol for antimony

SELENIUM                            a chemical element, chemical symbol Se

SILICIFICATION                      the introduction of or replacement by silica

STOCKWORK                           metalliferous  deposit  characterized by the
                                    impregnation  of the mass of rock with small
                                    veins  or  nests   irregularly   grouped

TM                                  Thematic   mapping   of  ground  in  infared
                                    portion of the electromagnetic spectrum

THALLIUM                            a chemical  element,  chemical  symbol Tl

ULTRAMAFICS                         group of igneous rocks containing very small
                                    amounts of silica and large amounts of magnesium and iron

VESICULAR BASALT FLOWS              a surface flow of dark gray  volcanic  rocks
                                    of mafic composition with open voids from gas bubbles

VUGGY SILICA                        advanced argillic alteration

ZN                                  chemical symbol for zinc

                                TABLE OF CONTENTS

                                     PART I
                                                                           PAGE

ITEM 1    Identity of Directors, Senior Management and Advisors.             7
ITEM 2    Offer Statistics and Expected Timetable                            7
ITEM 3    Key Information                                                    7
ITEM 3.A   Selected Financial Information                                    8
ITEM 3.B   Risk Factors                                                      9
ITEM 4    Information on the Company                                        12
ITEM 4.A   History and Development of the Company                           12
ITEM 4.B   Business Overview                                                12
ITEM 4.C   Intercorporate Relationships                                     14
ITEM 4.D   Property, Plants and Equipment                                   14
ITEM 5    Operating and Financial Review and Prospects                      18
ITEM 5.A   Results of Operations                                            18
ITEM 5.B   Liquidity and Capital Resources                                  21
ITEM 5.C   Off Balance Sheet Arrangements                                   22
ITEM 5.D   Tabular Disclosure of Contractual Obligations                    22
ITEM 6    Directors, Senior Management and Employees                        23
ITEM 6.B   Compensation of Directors and Officers                           23
ITEM 6.C   Board Practices                                                  27
ITEM 7.A   Major Shareholders                                               27
ITEM 7.B   Related Party Transactions                                       27
ITEM 8    Financial Information                                             27
ITEM 8.A   Consolidated Statements and Other Financial Information          27
ITEM 8.B   Significant Changes                                              27
ITEM 9    The Offer and Listing                                             28
ITEM 10   Additional Information                                            29
ITEM 10.B  Articles, Memorandum, and By-Laws of the Corporation             29
ITEM 10.C  Material Contracts                                               29
ITEM 10.D  Exchange Controls                                                30
ITEM 10.E  Taxation                                                         30
ITEM 11   Quantitative and Qualitative Disclosures About Market Risk        34
ITEM 12   Description of Securities Other than Equity Securities            34

                                     PART II

ITEM 13   Defaults, Dividend Arrears and Delinquencies                      34
ITEM 14   Material Modifications to the rights of Security
           Holders and Use of Proceeds                                      34
ITEM 15   Controls and Procedures                                           34
ITEM 16A   Audit Committee Financial Expert                                 35
ITEM 16B   Code of Ethics                                                   35
ITEM 16C   Principal Accountant Fees and Services                           35

                                    PART III
ITEM 17  Financial Statements                                               35
ITEM 18  Financial Statements                                               36
ITEM 19  Financial Statements and Exhibits                                  36

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

                           CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, including the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Prices based on the Corporation's fiscal year end (November 30), and quoted in U.S. Dollars.


                                2003             2002              2001           2000           1999

   Rate at end of Period       $0.7700          $0.6397           $0.5717         $06678       $0.6862

   Average Rate During Period  $0.7600          $0.6400           $0.5477        $0.6579       $0.6718

   High Rate                   $0.7700          $0.6651           $0.5922        $0.6695       $0.6535

   Low Rate                    $0.7500          $0.6189           $0.5032        $0.6411       $0.6890



              Mar. 2004      Apr. 2004         May 2004          June 2004      July 2004     Aug. 2004

   High        $0.7646        $0.7638          $0.7365            $0.7460        $0.7633       $0.7633

   Low         $0.7421        $0.7296          $0.7159            $0.7261        $0.7518       $0.7575


The end of day rate at the close of business on September 22, 2004 was $0.7789.

3.A      SELECTED FINANCIAL INFORMATION

The selected historical financial information presented in the table below for each of the years ended November 30, 2003, 2002, 2001, 2000 and 1999 is derived from the audited consolidated financial statements of the Company The audited financial statements for the Company for the years ended November 30, 2003, 2002, and 2001 are included in this Filing. The selected historical financial information for the years ended November 30, 2000 and 1999 presented in the table below are derived from audited financial statements of the Company that are not included in this Filing. The selected financial information presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto (Item 17) and the Operating ad Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP) and in accordance with Canadian and United States Generally Accepted Accounting Standards (GAAS). Selected financial data has also been provided under United States GAAP to the extent that amounts are different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP and Canadian and United States GAAS. Included within these consolidated financial statements in Note 11 is reconciliation between Canadian and United States GAAP.



                     SELECTED FINANCIAL DATA, CANADIAN GAAP

                     SELECTED FINANCIAL DATA (CANADIAN GAAP)

                                YEAR        YEAR       YEAR        YEAR       YEAR
                               ENDED       ENDED      ENDED       ENDED      ENDED
                              2003 ($)    2002 ($)   2001 ($)    2000 ($)   1999 ($)
                              --------    --------   -------     -------    -------

Revenues                            -          -           -           -           -
Exploration Expenses          $27,783     57,664      19,293      88,823     224,791
Depletion, Depreciation
 and Amortization              $2,974      3,047       3,097       4,376         212
General and
 Administrative Expenses     $233,344    253,549     225,434     280,157     280,430
Other Income                      902      1,092       1,892     194,209      11,818
Net Income (Loss)            (263,199)  (315,085)   (679,437) (1,114,168)  (970,345)

Per Share                       (0.03)     (0.06)      (0.24)      (0.42)      (0.39)

Working Capital                79,317    144,385      82,049     160,558     445,643

Deferred
 Exploration Expenses                                 19,293      88,823     224,791

Other Assets                   37,735     40,709      38,920      27,565     147,649

Long-Term Liabilities               -          -           -           -           -
Shareholders Equity           117,052    185,094     118,964     613,144   2,635,401


                         SELECTED FINANCIAL DATA US GAAP

                        SELECTED FINANCIAL DATA, US GAAP

                            YEAR       YEAR       YEAR       YEAR        YEAR
                            ENDED     ENDED       ENDED      ENDED       ENDED
                            2003       2002       2001       2000        1999
                           ------     ------     ------     ------      ------
Revenues                        -           -          -                      -
Exploration Expenses       27,783      57,664     19,293     88,823     224,791
Depletion, Depreciation     2,974       3,047      3,097      4,376         212
and Amortization
General and               233,344     253,549    225,434    704,826     403,901
Administrative Expenses
Other Income                  902       1,092      1,892      7,424      11,818
Basic Net Income (Loss)  (263,199)   (388,085)  (679,437)(1,274,379) (1,115,822)
Per Share                   (0.03)      (0.07)     (0.24)     (0.48)      (0.39)
Working Capital            79,317     144,385     82,049    160,558     445,643
Deferred Exploration            -           -          -          -           -
Expenses
Other Assets               37,735      40,709     36,915    452,586     147,649
Long-Term Liabilities                       -          -          -           -
Shareholders Equity       117,052     185,094     14,355    568,772     593,292

3.B      RISK FACTORS

CERTAIN RISKS OF OPERATION

Our business is subject to a number of material risks which may affect the Company's future financial performance, including risks customarily encountered by early-stage mining companies.

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

RISKS RELATED TO OPTION AGREEMENT

The Company has entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company has obtained the right to acquire a 100% interest in certain mineral rights in Peru (the "Amata Property") which were originally granted to Koripampa by Rio Tinto Mining and Exploration Limited ("Rio Tinto") pursuant to a Letter of Understanding (the "LOU") between Koripampa and Rio Tinto.

There can be no guarantee that Rio Tinto will accept the assignment of the Amata option from Koripampa to Wealth Minerals. Furthermore, if the Company fails to complete the required work commitments or make the required payments to Rio Tinto pursuant to the LOU, it will lose its option to acquire the Amata Property. There can be no further guarantee that Rio Tinto Mining and Exploration Limited will abide by the original terms and conditions of the Letter of Understanding between Rio Tinto Mining and Exploration Limited and Minera Koripampa del Peru.

CAPITAL EXPENDITURES

We will require substantial resources to establish ore reserves, develop metallurgical processes to extract metal from the ore, and develop mining and processing facilities at a given site. There can be no assurances that sufficient quantities of minerals with a sufficient average grade will justify commercial development of any such site.

VOLATILITY IN MINERAL PRICES

The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment.

REGULATORY AND GOVERNING JURISDICTION RISKS

Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

EMPLOYMENT CONTRACTS/RELIANCE UPON OFFICERS

The Company has not entered into an employment contract with all of its executive officers. The company is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or availability to the Company of these individuals may have materially adverse effects upon the Company's business.

LEGAL PROCEEDINGS AGAINST FOREIGN DIRECTORS

The Company is incorporated under the laws of the Province of Alberta, Canada, and some of its directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities and Exchange Act of 1934 as amended. Furthermore, it may be difficult for investors to enforce judgments of the United States Courts based upon civil liability provisions of the United States Federal securities laws in a Canadian court against the Company or any of the Company's non-United States resident officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities.

EFFECT OF FUTURE FINANCINGS

The Company has historically raised capital through a series of equity offerings. The ability for the Company to continue is dependent upon its ability to raise additional capital. There can be no assurances that the current issued capital and the shareholders thereof, will not be partially or substantially diluted by further equity offerings.

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

METAL PRICES

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

GENERAL OPERATING HAZARDS

PERMITS AND LICENSES

Our operations require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company's projects.

Our properties in the State of Nevada consist of 23 Bet claims located by the Corporation. We currently have licenses, issued by the Nevada Department of Mining, to conduct geological, geochemical and geophysical investigations and sample drilling at the 23 BET claims for a period of one year until September, 2004. The license may be renewed on a yearly basis by submitting the yearly filing fees to the appropriate Land Claims Offices in the state. The yearly filing fee for our property is as follows: $2,875 USD for the 23 BET claims. We also maintain the BET 1-23 Claims with the Lander County Recorder for a yearly fee of $199.00 (USD) renewable in September 2004. We are currently in good standing with the Nevada Department of Mining. Additional licenses will be required to extract minerals, if found. Surface rights for mining operations are available upon application for licenses to extract minerals.

All license fees with respect to the Amata Property are currently in compliance. (Please see the letter from Koripampa attached).

PRICE FLUCTUATIONS, SHARE PRICE VOLATILITY

Securities markets in Canada and the United States have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. Our Common Shares traded between $0.08 and $0.13 in 2001 and between $0.10 and $0.46 in 2002 and between $0.10 and $0.37 in 2003. No assurances can be made that our share price and volume will not continue to fluctuate materially.

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

ENVIRONMENTAL REGULATIONS

All phases of our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, enforcement; and fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.

We are in compliance with all applicable environmental laws and regulations in Nevada, USA and in Arequipa, Peru.

ITEM 4 INFORMATION ON THE COMPANY

4. A HISTORY AND DEVELOPMENT OF THE COMPANY

Wealth Minerals Ltd. (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation to reflect its business in mineral exploration. On August 22, 2002, the Corporation changed its name to Triband Enterprise Corp. as it was contemplating business acquisitions which were not associated with mineral exploration. On January 14, 2004, the Corporation changed its name to Wealth Minerals Ltd. to reflect its renewed focus on mineral exploration. The authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of the fiscal year end, November 30, 2003, there were 7,634,435 Common Shares issued and outstanding and no preferred shares issued and outstanding. In January of 2004, the Company underwent a four old for one new reverse stock split resulting in 1,908,608 common shares being issued and outstanding. Since January, 7,094,454 shares have been issued by either private placement, exercise of stock options. As of August 27th, 2004 there are 9,003,062 shares outstanding.

The registered office is located at 2300 Western Gas Tower, 530- 8th Ave., S.W., Calgary, Alberta, T2P 3S8 and the head office is located at #1901- 1177 W. Hastings St. Vancouver, British Columbia, V6E 2K3 (604) 331-0096.

4 B. BUSINESS OVERVIEW

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

During the five preceding fiscal years we have pursued our operations through the acquisition and exploration of mineral properties in the United States. Until July of 2004, our principal mineral property which was in the exploration stage was located in Whisky Canyon, Nevada. We no longer have any interest in the Whisky Canyon and Betty O'Neal claims in Nevada and no longer have any interest in mining properties in the Standard Creek property in British Columbia. As at December 1, 1999 we wrote off the $422,682 expended on the Standard Creek property. We are conducting no further exploration activities in British Columbia at this time. In 2000, we wrote off $783,717 expended on the IP, PW and Whisky Canyon Nevada properties.

In June of 2004, the Company entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company has obtained the right to acquire a 100% interest in certain mineral rights in Peru (the "Amata Property") which were originally granted to Koripampa by Rio Tinto Mining and Exploration Limited ("Rio Tinto") pursuant to a Letter of Understanding (the "LOU") between Koripampa and Rio Tinto.

In consideration of the assignment of this option to Wealth Minerals, Wealth Minerals has paid $100,000 (USD) in May, 2004 and issued 200,000 common shares upon closing of the agreement in June, 2004. A further 200,000 common shares will be issued one year after the closing of the agreement in June of 2005. Further work commitments and payments are required under this Option Assignment Agreement and are detailed in Section 4.D , "Property Acquisition, Amata Project".

As of August, 2004 the only property interests the Company has are its ownership of the BET 1-23 Claims in Lander County, Nevada and its interest in the Amata Project in Peru.

The table below illustrates our expenditures on development and exploration activities for the last three fiscal years. The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Under Canadian generally accepted accounting principles the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Except as stated above and explained in Note 11 of our financial statements, the figures below are consistent with U.S. GAAP.

                              2004         2003           2000         2001

General Exploration         120,875       27,783         57,664       19293
Mineral Properties                -            -

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

We employ certified independent geological consultants to extract samples from the properties who utilize certified independent laboratories for the testing of samples taken from the Nevada and Peruvian properties in order to ensure the validity and integrity of samples taken. We utilize the services of a director and of independent certified geologists to review the laboratory results and order additional tests from independent laboratories to verify results.

CHANGE OF BUSINESS

During the fiscal year 2003 there was no change of business contemplated.

In April 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding our intention to change our business. The results of the Company's due diligence indicated that it was not feasible for the Company to change its business direction and accordingly focused on mineral exploration since December 2000.

We intend to continue to review potential business opportunities in mining exploration.

INVESTMENTS

In June of 2004, the Company has entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company has obtained the right to acquire a 100% interest in certain mineral rights in Peru (the "Amata Property") which were originally granted to Koripampa by Rio Tinto Mining and Exploration Limited ("Rio Tinto") pursuant to a Letter of Understanding (the "LOU") between Koripampa and Rio Tinto.

In consideration of the assignment of this option to Wealth Minerals, Wealth Minerals has paid $100,000 (USD) payable in May, 2004, and issued 200,000 common shares issued upon closing of the agreement in June, 2004. A further 200,000 common shares will be issued one year after the closing of the agreement in June of 2005. Further work commitments and payments are required under this Option Assignment Agreement and are detailed in Section 4.D , "Property Acquisition, Amata Project".

4.C INTERCORPORATE RELATIONSHIPS

We have one wholly owned, direct subsidiary: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997. The registered office of Triband Resource US Inc. is located at, 6121 Lakeside Dr., Suite 260 Reno, Nevada.

4.D PROPERTIES, PLANTS AND EQUIPMENT

In the period 2001 to 2002 we abandoned certain claims in the Battle Mountain and Whisky Canyon area in Nevada for economic reasons. The Company felt that further exploration work on these claims would not be economically feasible as it was determined that exploration work on these claims would not yield any significant results. The Company decided to concentrate on the Betty O'Neal claims at that time as exploration and mining activity in this area had shown some positive results in the past. The only obligation we had was to the Battle Mountain State Mortgage Bank with respect to the lease of the Betty O'Neal claims until July of 2004. We were obliged to pay the Battle Mountain State Mortgage Bank a total of $18,000 USD per year in $9,000 USD increments, due in July and February of each year. In May of 2004 the Company notified the Battle Mountain State Mortgage Bank that it did not intend to renew its obligations with respect to the Betty O'Neal Claims. A further US$25,000 due July 9, 2004 was not paid at that time and the Company terminated its intent to earn an interest in the claims. The Company continues to maintain the BET 1-23 claims; however, there is no exploration work on these claims contemplated at this time.

We are in the exploration stage and the properties are presently without a known body of commercial ore. Our principal mineral properties are the following.

The Company owns 23 BET Claims it located in 1997 bordering the Betty O'Neal patented claims on the Whisky Canyon property which the Company had under option until July of 2004. The Company did not renew its option on the Whisky Canyon property in July of 2004. The Company maintains full ownership in the BET 1-23 Claims. The Company also owns a 100% interest in the Amata Project located 50 kilometers northeast of Arequipa City in the Coalaque district in the department of Moquegua, Peru.

BET CLAIMS 1 - 23 - LANDER COUNTY, NEVADA, USA

LOCATION AND INTRODUCTION

The BET Claims 1 - 23 ("the BET Claims") are located along the northwest flank of the Shoshone Range approximately 12 miles southeast of Battle Mountain, Lander County, Nevada, USA. Much of the Claims occur in steep topography between 6000 feet and 8000 feet in elevation. Access is relatively difficult and is limited to a few steep, narrow and poorly preserved drill roads.

MINING AND EXPLORATION HISTORY

Prospecting for and limited mining of high grade veins in the district began in the late 1870's. The Betty O'Neal Mine which the BET Claims border was worked extensively for silver beginning in about 1880. It was reportedly mined intermittently until about 1936 and was the only major producing mine in the vicinity of the Whisky Canyon Property upon which the Company had an option until July, 2004. Recorded production for the period of 1902-1936 from the Betty O'Neal totals about 4.2 million ounces of silver from ores with grades averaging between 25 to 30 ounces per ton. No production records exist for the period between 1880-1902. Numerous other showings small high grade mines of limited production occur in adjoining Rocky Canyon and in the surrounding area.

Porphyry copper-molybdenum exploration was focused in Rocky Canyon and nearby Pipe Canyon in an active way during the early to mid -1970's. Several deep (greater than 2000 foot) core holes encountered deep, low grade, Cu-Mo mineralization beneath the breccia pipes and magmatic centers in both Rocky and Pipe Canyons. No further copper exploration has been done in the district.

Recent gold exploration began in the district during 1879 and continued intermittently through the early 1900's. Noranda Exploration ("Noranda") conducted the first phase of modern exploration beginning in late 1979 and continued through early 1981. Their work included geologic mapping, geochemical sampling, and exploration drilling (4 diamond core and 15 rotary holes). Noranda elected to terminate the project even though their drilling intersected gold-mineralization in the Whisky Canyon vicinity.

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

PROPERTY ACQUISITION

The BET Claims 1 - 23 were claimed by the Company in 1997.

We currently own the BET 1-23 Claims. We maintain our interest in the BET claims via yearly payments of $2,875 to the Bureau of Land Management in Battle Mountain, Nevada payable in September of each year and payments of $199 to the Lander County Recorder to hold the claims each year in September. We have no further work commitments on the BET 1-23 claims.

GEOLOGY - BET CLAIMS

The geology of the northwestern portion of the Shoshone Range is very complex. The BET Claims area is comprised of a complexly thrust faulted stack of siliceous and lesser carbonate rocks that were subsequently juxtaposed into complex contact relationships by several prominent sets of high-angle faults. Thrust faulting occurred during the Antler and Sonoman Orogenies and resulted in low-angle zones of intense shearing and fracturing developed within the pre-Tertiary siliceous rocks. Caldera development and subsidence overprints pre-Oligocene structures and was the focus of more recent high and low-angle faulting of Tertiary age. High-angle faulting is intense in the district and is comprised of several distinct sets, including those trending; 1) N10E to N10W,
2) N60-75W, 3) N20-30W, 4) East-West, 5) N60E and 6) N30E. The faults trending N60-75W seem to be the most favorable focus of gold-bearing quartz and sulfide mineralization.

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

ALTERATION - BET CLAIMS

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

MINERALIZATION - BET CLAIMS

Two main types of mineralization are present on the BET Claims 1 - 23: 1) a silver-base metal type, and 2) a gold-silver-arsenic type with minor base metals. The two types show an apparent regional zonation. Type 1 is most common and strongest or best developed from the BET Claims. The type 2 is prominent at the BET Claims and southward into Rocky Canyon.

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

Gold mineralization occurs in veins, fault breccia zones, and low-angle shear zones and is most abundant at the head of Whisky Canyon formerly optioned by the Company. Similar mineralization is also exposed south of Whisky Canyon in the Rocky Canyon drainage and in the Lucky Rocks area. Most of the early exploration for gold and production from high grade ore took place between the late 1880's and 1920's. The Celestine O'Neal mine at the head of Whisky Canyon was the site of intermittent mining through about 1923.

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

GEOCHEMISTRY - BET CLAIMS

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

PROPERTY ACQUISITION, AMATA PROJECT

In June 2004 the Company entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company obtained the right to acquire a 100% interest in certain mineral rights approximating 10,300 hectares and situated in the Department of Moquegua, Coalaque District, Peru (the "Amata Property") originally granted to Koripampa by Rio Tinto Mining and Exploration Limited ("Rio Tinto") pursuant to a Letter of Understanding ("LOU") between Koripampa and Rio Tinto. Pursuant to the Option Agreement, the Company has assumed all of the rights and obligations under the LOU. In order to exercise its option to acquire the Amata Property, the Company must complete work expenditures and submit payments in accordance with the following table:

PERIOD                                                   WORK EXPENDITURE US$
-------------------------------------                 --------------------------
Year to first anniversary of the LOU                          $200,000
Year to second anniversary of the LOU                         $500,000
TOTAL                                                         $700,000

During the Option term, payments to Rio Tinto or to Rio Tinto's affiliates as per Rio Tinto's instructions in accordance with the following table:

DUE DATE                                                      PAYMENT US$
-------------------------------------                 --------------------------
On signing the LOU                                            $100,000(paid)
1 June, 2005                                                  $150,000
1 June 2006                                                   $750,000
1 June 2007                                                 $1,000,000
1 June 2008                                                  $2,00,000
TOTAL                                                       $4,000,000

Pursuant to the LOU, Rio Tinto has the right to accelerate compliance with the required levels of work expenditures on the Property. Any excess in the required level of Work Expenditures in a given year will be carried forward and credited towards Work Expenditures of the following year. Should the Company fail to comply with the annual Work Expenditures in a given year, the Option Agreement will automatically terminate and the Company will have no further right or obligation to the property.

Pursuant to the Option Agreement and in consideration thereof, The Company paid $100,000 (USD) and issued 200,000 common shares of the Company to Koripampa and will issue an additional 200,000 common shares to Koripampa in June of 2005.

After the work expenditures have been completed, the Company is obliged to deliver notice in writing to Rio Tinto that it has complied with the work expenditure program. Rio Tinto will then have a period of sixty (60) days from the date of receipt of such notice in which to elect to either: (1) enter into an incorporated joint venture agreement and/or the incorporation of a new company vehicle to which the Property shall be transferred after considering the most tax efficient method of so doing, or; (2) not to enter into a joint venture and/or incorporation of a new company vehicle, in which case the Option to acquire the Property will continue to effect the transfer of the Amata Property to the Company. The LOU and Option Agreement are attached to this 20-F as
Exhibit 4.3.

PROPERTY DESCRIPTION, AMATA PROJECT

The Amata Project consists of 10,300 hectares in the Coaluque district in Moquegua, Peru. The project hosts potential copper-gold-silver mineralization and was the subject of a 15 hole drill program conducted by Rio Tinto in 2002/2003. The Company plans to re-compile historical data and initiate a geological sampling and mapping program.

EXPLORATION SUMMARY - AMATA PROJECT

In 2001, Rio Tino Exploration (RTE) secured 100% mineral rights over the prospect area which totaled 10,300 hectares and commenced exporation in the same year. Detailed geological mapping, systematic rock chip sampling and ground magnetics identified a large 10 X 4 kilometer area of high sulphidation epithermal alteration with underlying porphyry type intrusives. High Ag, Mo, Cu, Au and Hg values in rock samples helped identify at least six different drill targets (Cerro, Amata, Tinacocha, Cayrane, Tacune, Trinchera and Palcamayo).The first round of drilling began in December 2002 with nine reconnaissance diamond holes totaling 3,866 meters drilled within the six target areas.

After a small CSAMT survey and further geochemistry, a second round of drilling began in September 2003 with six holes totaling 2,291 meters drilled, including 1,512 meters RC and 779 meters as diamond tails to these RC holes.

The two drill programs totaled 15 wide spaces holes.

Not all targets have been tested within the prospect area and some of the targets have only been tested with very wide spaced drill holes. There are significant chances of identifying more mineralization and zones of high grade precious metals in the epithermal lithocap or copper in the underlying porphyry.

GEOLOGY AND MINERALIZATION - AMATA PROJECT

The oldest rocks in the area  correspond to rocks of the costal  batholith  (544
Ma) which are overlain by Yura group sediments. The prospect is situated within the volcanic complex of Cerro Blanco-Cerro Saltaoco in the Barroso group (Pleistocene) which border the batholith and overly the Yura group. The prospect was identified during the follow up of TM color anomalies. The anomaly corresponded to a large volcanic complex with four volcanic edifices aligned NE-SE over an are of 10 X 4 kilometers.

The alteration is typical of high suphidation epithermal alteration characterized by zones of vuggy silica and hydrothermal breccias borded by zones of advanced argillic (silica-alunite), argillic (quartz, kaolinite and dickite) and propytlitic alteration (epidote, chlorite). The breccias are strongly anomalous in Ag (up to 2400 g/t). Au (up to 7.2 g/t), Hg (up to 144 ppm), AS (up to 10000 ppm). The litocap is up to 400 meters thick and at Cerro Amata a breccia pipe holds potential for a bulk mineable Ag (Au) resource. In the Heurtas Valley area, steep-dipping silica ledges with anomalous gold have only been tested twith one hole at at Tincacocha the copper is still open to the north. Magnetic anomalies also remain untested as is the large silica body with anomalous geochemistry to the north at Apacheta. There are also two zones of quartz stockwork anomalus in Mo which contain an advanced argilic overprint representing the halo to two Cu-Au-Mo porphyry systems (Tacune and Cayrane) again with limted drilling

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A      RESULTS OF OPERATIONS

The discussion and analysis in this section compares the operating results of the year ended November 30, 2003 to the year ended November 30, 2002, and the year ended November 30, 2002 to the year ended November 30, 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17, Financial Statements. At the present time the Company's expenditures consist of general and administrative costs, and exploration expenditures. The Company presently has no production from its interest in exploration concessions and has no significant revenue items.

We are involved in mineral exploration activities in Nevada, USA and Peru. To date, we have no revenue from operations. Expenditures related to mineral exploration and corporate overhead generated items are expensed. Exploration and overhead expenditures fluctuate depending on the exploration stage of our various projects and on the amount of available working capital. We are not restricted in our ability to transfer funds to our subsidiaries.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S. currencies. The Corporation's expenses are denominated in both Canadian and U.S. currencies.

The following discussion of the operating results and financial position should be read in conjunction with the consolidated financial statements (and related notes).

YEAR ENDED NOVEMBER 30, 2003

Net loss for the year ended  November 30, 2003 under US GAAP was $270,999 ( 2002
- $388,185 2001 - $265,899). The comparison of loss per Canadian GAAP was calculated as follows:

                               2003       2002         2001
                               ----       ----         ----
Loss for the year per
Canadian GAAP                $263,199   $315,085     $679,437

Compensation expense on
Granting Stock Options (1)   $350,111    $73,100            -

Acquisition of
 Mineral Properties(2)              -   $ 20,186            -

Write off of mineral
Properties under CDN
GAAP                                -          -     $433,724
                                                     --------
Loss for the year
Under US GAAP                $270,999   $388,185     $265,899
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

         (2) Under Canadian generally accepted accounting principles, the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.

Total assets of the Corporation decreased from $185,094 as at November 30, 2002 to $117,052 as at November 30, 2003. During the year, the Corporation received $0 from the sale of marketable securities, $107,500 from a private placement, $33,750 from the exercise of warrants and $44,250 from exercise of stock options.

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

The net loss for the twelve months ended November 30, 2002 was $315,085 or $0.06 per share in comparison with $679,427 or $0.24 per share for the same period ending November 30, 2001. The increase in loss is due to the write off of exploration costs of the Standard Creek property and the write off of mineral properties. Fully diluted income (loss) per share for the year ended November 30, 2002 was ($0.06) compared to ($0.24) for the previous year ending November 30, 2001.

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

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

As at February 27, 2002 we cancelled all previously outstanding stock options and issued rights to purchase or acquire an aggregate of 505,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed in Item 6.B "Director and Employee Stock Options". The closing market price of the Common Shares on November 30, 2003 on the TSX Venture Exchange was $0.17. In February, 2004, the Company re-priced all existing stock options to $0.25 per share. In February, 2004, the Company issued 120,000 stock options exercisable at $0.25 per share to directors, officers and a consultant of the Company.

5.B LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the exercise of incentive stock options and share purchase warrants. We have no revenue from mining to date and do not anticipate mining revenues in the foreseeable future. We believe that we have adequate working capital to proceed with the Company's planned exploration programs.

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

From the beginning of fiscal 2004 to August, 2004, the Company has received $2,295,000 from private placements, $347,950 from the exercise of warrants and $0 from the exercise of stock options. The private placements consist of the issuance of 850,000 common shares at $0.24 and 850,000 share purchase warrants exercisable at $0.35 which expire August 2006; the issuance of 2,500,000 common shares at $0.24 and 1,250,000 common share purchase warrants exercisable at $0.35 which expire March 2006; and, the issuance of 3,000,000 common shares at $0.54 per share and 1,500,000 common share purchase warrants exercisable at $0.80 which expire in May of 2006.

During the year ended November 30 2003, we used $136,418 of our cash resources for operating activities and $27,783 in investing activities. These activities were funded by initial cash balances on hand at the beginning of the year and funds raised during the year. During the fiscal year we received $107,500 from a private placement, in which 225,000 common shares were issued at $0.30 per share with warrants to purchase a further 225,000 shares at $0.42 which expire in November of 2005. $33,750 was received from the exercise of warrants and $44,250 from the exercise of options.

During the fiscal year 2002, the Corporation received $330,500 from private placements $180,250 from the exercise of warrants and $12,750 from the exercise of incentive stock options. The private placements consisted of the issuance of 212,000 common shares at $0.92 per share and 212,000 common share purchase warrants exercisable a $1.20 which warrants expired in June of 2004. A further issuance by way of private placement consisted of the issuance of 62,500 common shares at $0.48 and 62,500 common share purchase warrants exercisable at $0.60 which warrants expire in November 2004.

During the fiscal year 2001, the Corporation received $125,000 from a private placement. This private placement consisted of the issuance of 375,000 common shares at $0.40 per share and 375,000 common share purchase warrants exercisable at $0.48 which warrants expired in September, 2002.

5.C OFF BALANCE SHEET ARRANGEMENTS

Not Applicable

5.D TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


                                                         Payments Due by Period

                                            Less than    1 - 3         3-5         More Than
                                            one Year     Years         Years       5 yrs

Contractual Obligations                       N/A         N/A          N/A         N/A
Capital (Finance) Lease Obligations           N/A         N/A          N/A         N/A
Purchase Obligation                                       See Note 1   See Note 1  N/A
Other Long Term Liabilities Reflected
In the Company's Balance Sheet under
GAAP of the primary financial statements      N/A          N/A          N/A        N/A


Note 1. The Company is obliged to pay 200,000 common shares at a deemed price of $1.22 (CDN) per share to the principal of Minera Koripampa del Peru company in consideration of the Company's purchase of the Amata Project in Peru. These shares will be paid in July of 2005. The Company is also obliged to make certain option payments and work commitments until 2008, which payments are detailed in
Item 4.D "Property Acquisition, Amata Project".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term. All directors and officers hold office until the next annual general meeting of our shareholders or until successor can be appointed.


                                                                                   NUMBER OF
                                                                               COMMON SHARES OF
                                                                                THE CORPORATION
                                                                              BENEFICIALLY OWNED     PERCENTAGE OF
               NAME,                                                             OR DIRECTLY/         ISSUED SHARE
     MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION DURING THE           INDIRECTLY          CAPITAL (3)
   AND POSITION WITH CORPORATION                PAST FIVE YEARS               CONTROLLED (2) (3)
------------------------------------- ------------------------------------- ------------------------ ---------------
GARY FREEMAN                          President and Director of Wealth          308,807 direct           11.5%
Vancouver, British Columbia           Minerals Ltd.  from March, 2000 to       720,557 indirect
Canada                                present.  Mr. Freeman has been in
President, CEO and Director           the investment community for over
                                      18 years and has been responsible
                                      for the financing of many public
                                      companies, such as  Lion Lake
                                      Resources, Palmer Resources and
                                      Indico Technologies.   He  has
                                      worked  in the development and the
                                      structuring of projects from early
                                      stages.  Mr. Freeman began working
                                      with Wealth Minerals Ltd. in 1996
                                      and had worked as project
                                      co-coordinator on a contract
                                      basis.
------------------------------------- ------------------------------------- ------------------------ ---------------
JERRY G. POGUE                        Past President of Wealth Minerals             361,405               5.9%
Vancouver, British Columbia           Ltd.  Mr. Pogue is a self-employed
Canada                                business consultant and has been a
Director                              financier since 1994.  Mr. Pogue
                                      was previously the President, CEO,
                                      Chairman and a Director of Palmer
                                      Resources Ltd. from May, 1996 to
                                      February, 1999; Prior to 1994 was a
                                      Registered Representative with
                                      National Securities Corp., Seattle,
                                      WA, USA from 1981 to 1993
------------------------------------- ------------------------------------- ------------------------ ---------------
GIL ATZMON, (1)                       Director and Corporate  Secretary of            Nil                 N/A
San Antonio, Texas                    the Company  since  February,  2003.
                                      Mr. Atzmon is presently an independent
                                      Corporate  Finance  Consultant.  In  the
                                      past, Mr. Atzmon has served as the VP of
                                      Corporate  Development  for two publicly
                                      listed  companies,   Ivanhoe  Mines  and
                                      Dayton    Mining,    both   located   in
                                      Vancouver,  BC. Mr. Atzmon has worked in
                                      the  investment  community  as a  mining
                                      equity   portfolio    manager   and   in
                                      institutional  sales. Mr. Atzmon holds a
                                      Masters in Energy and Mineral  Resources
                                      from the  University  of Texas at Austin
                                      and a Bachelors in Geology and Geography
                                      from Columbia University.



------------------------------------- ------------------------------------- ------------------------ ---------------
MICHAEL BARTLETT                      President and Owner of Leisure                  Nil                 N/A
Florida, USA                          Capital & Management Inc., a
Director                              company which specializes in the
                                      pre-development,  start-ups in  innovative
                                      strategic,    conceptual,   economic   and
                                      financial  solutions from 1989 to present;
                                      from 1998 director, chairman and President
                                      of  Indico  Technologies  Corporation,   a
                                      public company  trading on the TSX Venture
                                      Exchange; from 1996 to present,  President
                                      &  CEO   of   Creative   Entertainment   &
                                      Technologies,   Inc.,  a  public   company
                                      trading on the TSX Venture Exchange;  from
                                      January 1995 to 1996  President and CEO of
                                      National Maritime Authority
------------------------------------- ------------------------------------- ------------------------ ---------------
JON LEVER (1)                         Mr. Lever has been a Certified                45,833               .005%
VANCOUVER, B.C.,                      Management Accountant since October
CHIEF FINANCIAL OFFICER               1991. President, Lever Capital
                                      Corporation since September 1995, a
                                      private  company  providing  financial and
                                      operations management,  and regulatory and
                                      internal  financial  reporting  for public
                                      companies.  CFO of Lalo  Ventures  Limited
                                      since   February  20,  2004,  and  CFO  of
                                      Tournigan Gold Corporation  since April 1,
                                      2004.   Both  companies  are  involved  in
                                      mineral  exploration and are listed on the
                                      TSX Venture  Exchange.  Former director of
                                      Finance,   Digital  Pioneer   Technologies
                                      Corp.,  a  private  technology   equipment
                                      manufacturer,  from  April  2000 to  April
                                      2002.   Former  director  of  Consolidated
                                      Agarwal  Resources  Ltd., a public  issuer
                                      not currently  trading,  from February 26,
                                      2001 to December 31, 2003. Former director
                                      of Player Petroleum Corporation,  a public
                                      oil and gas producer, from January 1996 to
                                      March 1999.
------------------------------------- ------------------------------------- ------------------------ ---------------

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

      (3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 1,436,602 Common Shares of the Corporation, representing 18.19% of the total issued and outstanding Common Shares of the Corporation as at Sept. 22nd , 2004.

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

6. B COMPENSATION OF DIRECTORS AND OFFICERS

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of the Company's directors and members of its administrative, supervisory or management bodies.


SUMMARY COMPENSATION TABLE

--------------------- ------------------------------------------------- ------------------------------------ --------------
                                    Annual Compensation                       Long Term Compensation
                                                                                 Awards            Payouts
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------
                                                                           Common
                                                                           Shares     Restricted
                                                                           Under      Shares or                All other
                                                              Other       Options\    Restricted   LTIP       Compensation
 Name and Principal      Fiscal        Salary      Bonus   Annual Comp  SARs granted  Share       Payout          ($)
      Position          Year End         ($)        ($)        ($)          (#)       Units ($)     ($)
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Gary R. Freeman,      Nov 30/03        $60,000      Nil        Nil        35,000(2)
Director, President
                      Nov 30/02        $60,000      Nil        Nil       250,000         Nil         Nil          Nil

                      Nov 30/01        $60,000      Nil      $30,000

                      Nov 30/00        $60,000      Nil        Nil
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------
Jerry G. Pogue        Nov. 30/03       Nil          Nil        Nil        25,000(2)      N/A         N/A          N/A
Director,
                      Nov. 30/02       Nil          Nil        Nil        90,000         N/A         N/A          N/A

                      Nov 30/01        Nil          Nil        Nil        45,000         N/A         N/A          N/A

                      Nov 30/00        $51,250      N/A        N/A        45,000
                      Nov 30/99        $55,000      Nil        Nil          Nil          Nil         Nil          Nil
                      Nov.30/98        $46,000      Nil        Nil          Nil          Nil         Nil          Nil
                      Nov.30/97        Nil          Nil        Nil       100,000         Nil         Nil          Nil
                      Nov.30/96        Nil
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

William R. Green,     Nov 30.02        Nil          Nil      $31,400      50,000
Director (3)
                      Nov30/01         Nil                   $10,000      20,000          NA         N/A          N/A

                      Nov 30/00                              $6,787
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------
Michael Bartlett,     Nov 30/03        Nil          Nil        Nil        20,000(2)      N/A         N/A          N/A
Director
                      Nov 30/02        Nil          Nil        Nil        50,000         N/A         N/A          N/A

                      Nov 30/01        Nil          Nil        Nil        20,000         N/A         N/A          N/A

                      Nov 30/00        Nil          Nil        Nil
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------
Gil Atzmon,           Nov 30.03        Nil          Nil        Nil        20,000(2)      N/A         N/A          N/A
Director(1)
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------


      (1)   Member of the Audit Committee

      (2) Options were granted in February, 2004 after a reverse stock split of four old shares for one new share January 14, 2004..

      (3)   William Green resigned as a director in December, 2002.

No other executive officer received direct or indirect compensation from any source for services provided to the Corporation during the most recently completed financial year.

From the beginning of fiscal 2004 to present , G. F. Consulting, a private corporation owned by Gary Freeman participated in a private placement whereby G.F. Consulting Corp. purchased 300,000 common shares at a price of $0.27 per share and 150,000 warrants exercisable at $0.35. These warrants expire in August 2005.

From the beginning of fiscal 2004 to present, Amergold Investments Inc., a private corporation owned by Gary Freeman participated in a private placement whereby Amergold Investments Inc. purchased 200,000 common shares at a deemed price of $0.54 per share and 100,000 share purchase warrants exercisable at $0.80. These warrants expire in May, 2006.

In May, 2004, Gil Atzmon, a director of the Corporation participated in a private placement whereby he purchased 15,000 common shares at $0.54 and 7,500 share purchase warrants exercisable at $0.80 until May, 2006.

During fiscal 2003, G.F. Consulting Corp., a private corporation wholly owned by Gary Freeman, participated in a private placement whereby G.F. Consulting Corp., purchased 200,000 common shares at a price of $0.07 per share and 200,000 common share purchase warrants exercisable at $0.105. These warrants expire in November 2005.

During fiscal 2003, Jerry Pogue, a director of the Company, participated in a private placement and purchased 200,000 common shares at a price of $0.07 per share and 200,000 common share purchase warrants exercisable at $0.105. These warrants expire in November, 2005.

During fiscal 2002, G.F. Consulting Corp. ,participated in two private placements whereby G.F. Consulting Corp. purchased 150,000 common shares at $0.10 per share and 238,000 common shares at $0.23 per share and 150,000 common share purchase warrants exercisable at $0.15 and 238,000 common share purchase warrants exercisable at $0.30. These warrants expire in October, 2004.

OUTSTANDING EMPLOYEE AND DIRECTOR STOCK OPTIONS AS AT SEPTEMBER 9, 2004


--------------------------- ------------------ ----------------- ---------------- ------------------ -------------------
                                 NO. OF
                                 COMMON                             EXERCISE                          MARKET VALUE ON
                             SHARES SUBJECT    DATE OF GRANT/         PRICE                               DATE OF
    NAME OF OPTIONEES         TO OPTION (#)    REPRICED                 $         EXPIRY DATE          GRANT/REPRICED
--------------------------- ------------------ ----------------- ---------------- ------------------ -------------------
Jerry Pogue                      90,000        March 1, 2002          $0.17       March 1, 2007          $16,150
--------------------------- ------------------ ----------------- ---------------- ------------------ -------------------
Gary Freeman                    250,000        March 1, 2002          $0.17       March 1, 2007          $34,000
--------------------------- ------------------ ----------------- ---------------- ------------------ -------------------
Gary Freeman                     35,000        Feb. 9, 2004           $0.25       Feb. 9, 2009            $8,750
Jerry Pogue                      25,000        Feb. 9, 2004           $0.25       Feb. 9, 2009            $6,250
Gil Atzmon                       20,000        Feb. 9, 2004           $0.25       Feb. 9, 2009            $5,000
Michael Bartlett                 20,000        Feb. 9, 2004           $0.25       Feb. 9, 2009             $5000
St. Andrew's Finance (1)         20,000        Feb. 9, 2004           $0.25       Feb. 9, 2009             $5000
TOTAL                           625,000                                                                 $105,650
--------------------------- ------------------ ----------------- ---------------- ------------------ -------------------

(1) St. Andrew's Finance is a privately owned British Columbia corporation controlled by Kathleen Martin, a contractor to the Company.

All issuances of shares for the past three years are represented in the Company's financial statements incorporated by reference herein.

OUTSTANDING WARRANTS FROM PREVIOUS PRIVATE PLACEMENTS

As of January, 2004, there were warrants outstanding to purchase 115,917 common shares exercisable at a price of $0.30 per share until June 5, 2004. 59,500 of these warrants were exercised in June of 2004, for proceeds of $71,400. The balance of these warrants expired in June, 2004 As at August, 2004 37,500 warrants exercisable at $0.60 until December 2004 remain outstanding. As at August 2004 a further 225,000 warrants exercisable at $0.42 remain outstanding until November, 2005. A further 400,000 warrants exercisable at $0.35 remain outstanding until August 26, 2005. 400,000 warrants exercisable at $0.35 remain outstanding until March 2006 and 1,500,000 warrants exercisable at $0.80 remain outstanding until May, 2006. G.F. Consulting Corp. a private corporation owned by Gary Freeman owns 150,000 warrants exercisable at $0.35 until March 2006. Amergold Investments, a private corporation owned by Gary Freeman owns 100,000 share purchase warrants exercisable at $0.80 until May, 2006. Gil Atzmon, a director of the Corporation owns 7,500 share purchase warrants exercisable at $0.80 until May, 2006. Jon Lever, an officer of the Company owns 12,500 warrants exercisable at $0.80 until May 2006. All other remaining warrants are owned by private individuals or corporations not related to Wealth.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

We have no defined benefit or actuarial plans.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

We do not presently have any outstanding employment contracts.

MANAGEMENT AND CONSULTING CONTRACTS

We have utilized the services of Dr. William R. Green, a former director of the Corporation to provided geological and consulting services to the Corporation with respect to its existing properties and in identifying other properties of potential interest. The Company will continue to utilize Dr. Green's services as the need arises. We compensate Dr. Green by payment to Mines Management Inc., a company owned by Dr. Green and his associates. The compensation paid to Dr. Green is comparable to that which would have been paid for services rendered by unaffiliated parties.

Pursuant to a Letter of Engagement dated February 18, 1997 ("Letter of Engagement") the Corporation engaged the geological services of Mr. Timothy J. Percival. Under the Letter of Engagement the Corporation compensates Mr. Percival at a rate of $350.00 USD/day which is billed on a monthly basis. The Corporation has also agreed to reimburse Mr. Percival for all reasonable out of pocket expenses which is also billed on a monthly basis. In addition the Corporation has also agreed to reimburse Mr. Percival a total of $395.00 USD/month towards office expenses. In accordance with the Letter of Engagement the Corporation has agreed to pay a Finder's Fee if the Corporation acquires, either by location or by negotiated agreement, a property recommended by Mr. Percival as a result of data or general information supplied by Mr. Percival. Pursuant to an agreement made in July, 2002, Mr. Percival's services were no longer required and a payment of USD$10,000 was made to Mr. Percival with respect to any Finder's Fee payable to Mr. Percival for any past or future acquisitions we may make.

During fiscal 2003, 628894 B.C. Ltd., a private British Columbia Company owned by Kathleen Martin was compensated for administrative and supervisory work in connection with the Company's regulatory filings, audit and quarterly report preparation and filings and business affairs. This compensation did not exceed $20,000 (CDN).

COMPENSATION OF DIRECTORS

Except as described below, we have no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.

None of our directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year with the exception of stock options granted to our directors.

PROPOSED COMPENSATION

We have determined the amount of compensation to be granted to directors for the 12 months beginning December 1, 2003 as follows:

                                          MONTHLY                     YEARLY
                                           CDN.                        CDN.
--------------------------------------------------------------------------------
Gary Freeman                              $5,000                     $60,000

Except as disclosed above, we have no standard arrangement pursuant to which officers or directors are compensated for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

6.C BOARD PRACTICES

The Audit Committee consists of Jon Lever, CFO and chairman of the Audit Committee, and Gil Atzmon. The Company does not currently have any other committees. The Audit Committee reviews all financial statements and communicates revisions to the Board prior to any acceptance of the financial statements and filing of the statements with the Regulatory Authorities.

ITEM 7. A MAJOR SHAREHOLDERS

The Company currently has a total of 12 shareholders who are resident in the United States. These shareholders own a total of 717,422 shares representing eight percent (8%) of the issued common shares.

Gary Freeman owns directly and indirectly a total of 11.5% of the issued common shares. Mr. Freeman's subscription to private placements, exercise of stock options and exercise of common share purchase warrants are attributable to Mr. Freeman's percentage share ownership of the common shares of the Company.

7.B RELATED PARTY TRANSACTIONS

Please see Item 6.B for a summary of private placements in which certain of the Company's officers and directors were involved.

We pay G.F. Consulting Corp., a company wholly owned by Gary Freeman, for rent and communication expenses. The compensation paid to Mr. Freeman is comparable to that which would have been paid for services rendered by unaffiliated parties.

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

ITEM 8 FINANCIAL INFORMATION

ITEM 8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

There are currently no legal or arbitration proceedings which may have a significant effect on the Company's financial position or profitability.

The Company does not pay dividends on the issued common shares and does not intend to pay dividends on the listed common shares in the foreseeable future. The Company does not have any preference shares issued and as such pays no dividends on any preferred shares.

8.B SIGNIFICANT CHANGES

Other than the issuance of common shares by way of private placement, the granting of incentive stock options and the payment of $100,000 (US) and the issuance of 200,000 common shares to Minera Koripampa del Peru for the acquisition of the Amata project, there have been no significant changes since the date of the Financial Statements

ITEM 9.  THE OFFER AND LISTING

The Corporation was incorporated on October 7, 1994. The Company's Common Shares were listed and posted for trading on the junior capital pool board of the Alberta Stock Exchange on September 22, 1995 and are currently trading on the TSX Venture Exchange under the trading symbol "WML". Except for a period commencing August 11 to present, the Company's shares have traded on NASD's
OTCBB since 1995. The Company's common shares currently trade on the Pink Sheets. From 2001 to January, 2004 the Company traded under the symbol TRDBF on the OTCBB. From January 2004 to August 11, 2004, the Company's shares were traded on the OTCBB under the symbol "WMLLF" Prior to 2001, the Company traded under the symbol TRBPF on the OTCBB. On August 22, 1996, the Corporation acquired the Standard Creek Property in British Columbia (the "Major Transaction"). Upon completion of the Corporation's Major Transaction, the Corporation was no longer considered a junior capital pool corporation pursuant to the Alberta Stock Exchange Junior Capital Pool Policies, so its Common Shares thereafter traded on the Alberta Stock Exchange, now the TSX Venture Exchange as a normal course issuer.

HISTORICAL STOCK PRICES ON TSXV (IN CANADIAN DOLLARS)

PRICE     1999    2000    2001   2002   2003
-----     ----    ----    ----   ----   ----
HIGH      $1.09   $0.75   $0.15  $0.46  $0.37
LOW       $0.19   $0.13   $0.08  $0.10  $0.10


HISTORICAL STOCK PRICES ON TSXV (IN CANADIAN DOLLARS) QUARTERLY FROM 2002


PRICE      Q1 2002  Q2 2002    Q3 2002    Q4 2002    Q1 2003    Q2 2003   Q3 2003   Q4 2003    Q1 2004   Q2 2004
---------- -------- ---------- ---------- ---------- ---------- --------- --------- ---------- --------- ---------
HIGH       $0.32    $0.46      $0.46      $0.35      $0.50      $0.30     $0.29     $0.20      $0.15     $1.20
LOW        $0.10    $0.24      $0.27      $0.12      $0.315     $0.175    $0.20     $0.09      $0.09     $0.335



HISTORICAL PRICES ON TSXV (IN CANADIAN DOLLARS) MONTHLY FROM FEBRUARY 2004 TO PRESENT


PRICE            FEB.  2004     MAR. 2004      APR. 2004      MAY 2004       JUN. 2004     JUL. 2004
-----            ----------     ---------      ---------      --------       ---------     ---------
HIGH             $0.35          $0.66          $1.20          $1.50          $1.35         $1.25
LOW              $0.335         $0.43          $0.64          $0.93          $1.18         $0.78

HISTORICAL PRICES ON OTCBB (IN U.S. DOLLARS)

PRICE *               2001                2002                2003
-------               ----                ----                ----
HIGH                  $0.07               $0.32               $0.245
LOW                   $0.02               $0.109              $0.07

* the Company's stock was traded on the OTCBB from 1995 to 2001 under the symbol TRBPF; however, we are unable to access historical pricing information prior to 2001.

HISTORICAL PRICES ON OTCBB( IN U. S.  DOLLARS) QUARTERLY FROM 2002


PRICE        Q1 2002    Q2 2002    Q3 2002    Q4 2002   Q1 2003    Q2 2003    Q3 2003    Q4 2003   Q1 2004    Q2 2004
------------ ---------- ---------- ---------- --------- ---------- ---------- ---------- --------- ---------- ----------
HIGH         $0.25      $0.25      $0.32      $0.155    $0.245     $0.19      $0.16      $0.11     $0.07      $1.00
LOW          $0.11      $0.15      $0.15      $0.109    $0.13      $0.13      $0.11      $0.07     $0.07      $0.48

HISTORICAL PRICES ON OTCBB (IN U.S. DOLLARS) MONTHLY FROM FEBRUARY 2004 TO JULY 31, 2004.


PRICE          FEB. 2004     MAR. 2004      APR. 2004       MAY 2004      JUN. 2004       JUL. 2004
-----          ---------     ---------      ---------       --------      ---------       ---------
HIGH             N/A            N/A            $0.87          $0.85         $1.00           $0.85
LOW              N/A            N/A            $0.65          $0.48         $0.845          $0.85


There were no trades recorded on the OTCBB in February, and March of 2004. The Company has not traded on the OTCBB during the months of August and September.

The closing price of the Company's shares on the TSX Venture Exchange on September 22nd, 2004 was $0.70 (CDN).

ITEM 10. ADDITIONAL INFORMATION

10.B ARTICLES, MEMORANDUM AND BY-LAWS OF THE CORPORATION

The Memorandum and Articles of Incorporation, outlining all classes of shares, shareholder rights, alteration of rights, privileges, directors' powers, borrowing powers of the directors and their ability to bind the corporation, sinking fund provisions, meetings of shareholders and shareholder rights in the event of liquidation of the Company's assets are attached as an Exhibit and are incorporated herein by reference.

There are currently no anti-takeover, poison pill or shareholder rights protections in the event of a takeover bid in place.

The by-laws of the Company restrict a director's power to vote on matters in which the director is materially invested. The directors may vote for compensation to themselves in the absence of a regular quorum; however, they are bound by the guidelines of the TSX Venture Exchange as to the amount any one director may receive as compensation as a director of a Tier 2 listed company. A director of a Tier 2 listed company may not be compensated by salary any more than $5,000 per month. The directors are not restricted in their borrowing powers. There is no requirement for directors to own shares of the Company in order to act as directors.

The authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value.

A duly called and properly constituted meeting of the shareholders is required in order to change any of the rights attached to the ownership of the Company's shares.

In order for a shareholder's meeting to be properly constituted, sufficient notice must be given to the shareholders, an information circular and proxy form must be sent to each shareholder and a quorum of 5% of the issued shares must be present by proxy or in person in order for any shareholder resolutions to pass.

10.C MATERIAL CONTRACTS

In June 2004 the Company entered into an Option Agreement whereby it acquired the option to obtain 100% interest in certain mineral rights in Peru. For a discussion of the terms of the Option Agreement, see Item 4.D, "Property Acquisition, Amata Project".

10.D EXCHANGE CONTROLS

There are no laws or legislation which may effect the import or export of capital including the availability of cash or cash equivalents to be used by the Company. Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company's shares.

10.E TAXATION

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

The following three paragraphs apply to Electing U.S. Shareholders:

Dividends Paid on Common shares. Dividends paid on common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules. Such dividends generally will not qualify for the dividends-received deduction available to corporation. Amounts in excess of such earnings and profits will be applied against the Electing U.S. Shareholder's tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such common shares.

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

Disposition of common shares. Any gain or loss on a sale or exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital gain or loss. The sale of common shares through certain brokers may be subject to the information reporting and back-up withholding rules of the Code.

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

Other PFIC Rules:

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

FUTURE DEVELOPMENTS

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has bee proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Gary Freeman, President and CEO of the Company, and Jon Lever,, CFO of the Company, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in U.S. exchange Act Rule 13a-14(c)) as of the end of the period covered by this form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date Messrs Freeman and Lever completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. A AUDIT COMMITTEE FINANCIAL EXPERT

Jon Lever is our audit committee financial expert. Mr. Lever is independent of the Company as he does not serve on its Board of Directors. Since Mr. Lever's appointment as CFO, in September 2004 he has received no compensation for his services to the Company as the CFO. His compensation for financial services in fiscal 2003 did not exceed $10,000. He has received compensation for financial services to the Company in the amount of $7,900 CDN from the end of fiscal 2003 to date.

16 B. CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which is included herein as Exhibits.

16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Sadovnick, Telford and Skov under each of the categories indicated in the table is described below.

Principal Accountant Service    For the fiscal year ended November      For the fiscal year ended 2002
                                30, 2003
------------------------------  --------------------------------------- --------------------------------------
Audit Fees                      $21,400.00                              $16,050.00
------------------------------  --------------------------------------- --------------------------------------
Audit Related Services
------------------------------  --------------------------------------- --------------------------------------
Tax Fees                        $9,195.00                               $7,169.00
------------------------------  --------------------------------------- --------------------------------------
All Other Fees                  $5,350.00


AUDIT FEES

Audit fees were for professional services rendered by Sadovnick, Telford and Skov for the audit of the Registrant's annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

AUDIT RELATED FEES

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements or bi-annual states that are not reported under "Audit Fees" above.

TAX FEES

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

ALL OTHER FEES

Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consist of assistance in the review and documentation of processes and controls.

PRE-APPROVED POLICIES AND PROCEDURES

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the consolodated financial statements.

                                    PART III


ITEM 17.          FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

DESCRIPTION OF STATEMENT

Consolidated Balance Sheets, Statements of Loss and Deficit Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended November 30, 2003 and 2002 and 2001

ITEM 18. FINANCIAL STATEMENTS

See Item 17

ITEM 19. EXHIBITS


EXHIBIT NUMBER


                                                                            PAGE

1.1  Certificates of Name Change dated July 18, 1996 and October 17, 1996.    *
1.2   Certificate of Incorporation dated October 7, 1994.                     *
1.3   Articles (Bylaws) of the Corporation                                    *
1.4   Amendments to Articles of the  Corporation,  dated July 18, 1996 and
      October 16, 1996                                                        *
2.1   Option Agreements between the Corporation and Management,  Employees
      and Director.                                                           *
4.1   Mining Lease and Option  Agreement  between St. George Metals,  Inc.
      and Triband Resource US Inc. dated June 29,1998                         *
4.2   Letter of Engagement dated February 18, 1997 between the Corporation
      and Timothy J. Percival.                                                *

4.3   Option  Assignment  Agreement between Minera Koripampa del Peru S.A.
      and Wealth Minerals dated July 6, 2004
4.4   CEO Code of Ethics
4.5   CFO Code of Ethics
4.6   Directors and Officers Codes of Ethics
5.1   Certificate  of  Name  Change  and  Amendment  to  Articles  of  the
      Corporation dated August 22, 2001                                       *
5.2   Certificate of  Amendment and Name Change  of the Corporation dated
      December 12, 2003                                                       *
12.1  President 302 Certification
12.2  Director 302 Certification
13.1  President 906 Certification
13.2  Director 906 Certification
14.1  Koripampa Letter
14.2  Amata Agreement

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

WEALTH MINERALS CORP.



By: /s/ Gary R. Freeman
    -----------------------
    Gary R. Freeman,
    President

Date: May 27 2004.
Amended September 22, 2004.