Form 20-F
period 2004-11-30
Wealth Minerals
filed 2005-05-31
CIK 1077640

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934. OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2004. OR

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

              #1901 - 1177 W. Hastings St. Vancouver, B.C., V6E 2K3
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                         Common Shares Without Par Value
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 10,783,642

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                |X|  Yes |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                         |X| Item 17 |_| Item 18
                                              Index to Exhibits found on page 37

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

                                Glossary of Terms
                                -----------------

Ag                             chemical symbol for silver

Antimony                       a chemical element, chemical symbol Sb

Actinolite                     calcium magnesium iron silicate hydroxide

arable land                    land which is suitable for the cultivation of
                               crops (farm land)

argillic clay                  formation clay minerals formed by alteration of
                               original rock

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

As                             chemical symbol for arsenic

Au                             chemical symbol for gold

Ba                             Chemical symbol for barium

Barite                         a mineral composed of barium, sulfur and oxygen
                               (BaSO4)

Batholith                      a granitic body made up of multiple intrusions of
                               igneous rock

Bi                             Chemical symbol for bismuth

biotite granite                a granitic igneous rock containing large amounts
                               of biotite

Bismuth                        a chemical element, chemical symbol Bi

Calcarenite                    clastic sedimentary rock containing calcium
                               carbonite

calc-silicate minerals         a term  referring to a group of minerals
                               containing  calcium and silica formed
                               in a carbonate rock

carbonate-muscovite            a mixture of calcium carbonate and illite-
                               muscovite clays in altered rocks

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

Cu                             chemical symbol for copper

Epidote a calcium, aluminum silica mineral, common in metamorphic rocks

FeOx general chemical term for group of minerals containing iron and oxygen and/or water

Fluorite                       a mineral composed of calcium and fluorine (CaF2)

Freibergite                    rock composed of iron, copper, silver antimony,
                               arsenic and sulfur

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

Hematite                       a mineral composed of iron and oxygen (Fe2O3)

Hg                             chemical symbol for mercury

Hornfels Hard compact rock that breaks into splintery fragments

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

Tremolite                      calcium magnesium silicate hydroxide

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

Proterozioc Era                2.5 million to 543 million years ago

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

Quartz-ankerite                a mixture of quartz (SiO2) and ankerite (Ca, Fe,
                               Mg) CO3 in altered rocks

Sb                             chemical symbol for antimony

Selenium                       a chemical element, chemical symbol Se

Scorodite                      iron arsenic hydrogen oxygen - hydrated iron
                               arsenage

Silicification                 the introduction of or replacement by silica

Spalerite                      zinc iron sulphide major ore of zinc

Stephanite                     silver antimony sulfide and or of silver and as
                               mineral specimens

Stockwork                      metalliferous  deposit  characterized  by the
                               impregnation of the mass of rock with small veins or nests irregularly grouped

Tetrahedrite                   copper antimony sulfide ore of copper or minor
                               ore of silver

TM Thematic mapping of ground in infared portion of the electromagnetic spectrum

Thallium                       a chemical element, chemical symbol Tl

Tremolite                      calcium magnesium silicate hydroxide

Ultramafics                    group of igneous rocks  containing  very small
                               amounts of silica and large amounts of magnesium and iron

vesicular basalt flows         a surface flow of dark gray volcanic rocks of
                               mafic composition with open voids from gas bubbles

Vuggy silica                   advanced argillic alteration

Zn                             chemical symbol for zinc

                                TABLE OF CONTENTS

                                     PART I
                                                                            Page

ITEM 1   Identity of Directors, Senior Management and Advisors.                7
ITEM 2   Offer Statistics and Expected Timetable                               7
ITEM 3   Key Information                                                       7
ITEM 4   Information on the Company                                           13
ITEM 5   Operating and Financial Review and Prospects                         20
ITEM 6   Directors, Senior Management and Employees                           25
ITEM 7.  Major Shareholders                                                   33
ITEM 8.  Consolidated Statements and Other Financial Information              35
ITEM 9   The Offer and Listing                                                35
ITEM 10  Additional Information                                               37
ITEM 11  Quantitative and Qualitative Disclosures About Market Risk           42
ITEM 12  Description of Securities Other than Equity Securities               42

                                     PART II

ITEM 13  Defaults, Dividend Arrears and Delinquencies                         42
ITEM 14  Material Modifications to the rights of Security Holders
          and Use of Proceeds                                                 42
ITEM 15  Controls and Procedures                                              42
ITEM 16A Audit Committee Financial Expert                                     42
ITEM 16B Code of Ethics                                                       42
ITEM 16C Principal Accountant Fees and Services                               42

                                    PART III

ITEM 17  Financial Statements                                                 43
ITEM 18 Financial Statements                                                  44
ITEM 19  Financial Statements and Exhibits                                    44

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

                           CURRENCY AND EXCHANGE RATES


All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth the average rates of exchange for the Canadian dollar, expressed in U.S. dollars, for the previous five years and the high and low exchange rate for the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Prices based on the Corporation's fiscal year end (November 30), and quoted in U.S. Dollars.

                              2004       2003      2002       2001       2000


Average Rate During Period  $0.7815    $0.7600    $0.6400    $0.5477    $0.6579



        Dec. 2004    Jan. 2005    Feb 2005    Mar. 2005    Apr. 2005    May 2005

High     $0.8433      $0.8342      $0.8131     $0.8313      $0.8232      $0.8083

Low      $0.8056      $0.8051      $0.8024     $0.8024      $0.7956      $0.7886

The end of day rate at the close of business on May, 27 2005 was $0.7947.

3.A SELECTED FINANCIAL INFORMATION

The selected historical financial information presented in the table below for each of the years ended November 30, 2004, 2003, 2002, 2001 and 2000 is derived from the audited consolidated financial statements of the Company. The audited financial statements for the Company for the years ended November 30, 2004, 2003 and 2002 are included in this Filing. The selected historical financial information for the years ended November 30, 2001 and 2000 presented in the table below are derived from audited financial statements of the Company that are not included in this Filing. The selected financial information presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

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

                     SELECTED FINANCIAL DATA, CANADIAN GAAP

                     Selected Financial Data (Canadian GAAP)


                             -----------------    -----------------    -----------------    -----------------    -----------------
                             Year Ended 2004 $    Year Ended 2003 $    Year Ended 2002 $    Year Ended 2001 $    Year Ended 2000 $
                             -----------------    -----------------    -----------------    -----------------    -----------------
Revenues                                    --                   --                   --                   --                   --
                             -----------------    -----------------    -----------------    -----------------    -----------------
Exploration Expenses                   502,262               27,783               57,664               19,293               88,823
                             -----------------    -----------------    -----------------    -----------------    -----------------
Depletion,                               2,438                2,974                3,047                3,097                4,376
Depreciation
and
Amortization
                             -----------------    -----------------    -----------------    -----------------    -----------------
General and Administrative             533,709              233,344              253,549              225,434              280,157
Expenses
                             -----------------    -----------------    -----------------    -----------------    -----------------
Other                                   15,749                  902                1,902                1,892              194,209
Income
                             -----------------    -----------------    -----------------    -----------------    -----------------
Net Income                          (1,630,322)            (263,199)            (315,085)            (679,437)          (1,114,168)
(Loss)
                             -----------------    -----------------    -----------------    -----------------    -----------------
Per Share                                (0.24)               (0.03)               (0.06)               (0.24)               (0.42)
                             -----------------    -----------------    -----------------    -----------------    -----------------
Working Capital                      3,035,983               79,317              144,385               82,049              160,558
                             -----------------    -----------------    -----------------    -----------------    -----------------
Deferred                                    --                   --                   --                   --                   --
Exploration
Expenses
                             -----------------    -----------------    -----------------    -----------------    -----------------
Other Assets                            13,344               37,735               40,709               38,920               27,565
                             -----------------    -----------------    -----------------    -----------------    -----------------
Long-Term                                   --                   --                   --                   --                   --
Liabilities
                             -----------------    -----------------    -----------------    -----------------    -----------------
Shareholders Equity                  2,994,748              117,052              185,094              118,964              613,144
                             -----------------    -----------------    -----------------    -----------------    -----------------

SELECTED FINANCIAL DATA US GAAP

                                            Year          Year          Year          Year          Year
                                           Ended         Ended         Ended         Ended         Ended
                                            2004          2003          2002          2001          2000

Revenues                                      --            --            --                          --
Exploration Expenses                     504,262        27,783        57,664        19,293        88,823
Depletion, Depreciation and                2,438         2,974         3,047         3,097         4,376
Amortization
General and Administrative Expenses      533,709       233,344       253,549       225,434       704,826
Other Income                              15,749           902         1,092         1,892         7,424
Basic Net Income (Loss)               (1,630,322)     (263,199)     (388,085)     (679,437)   (1,274,379)
Per Share                                  (0.24)        (0.03)        (0.07)        (0.24)        (0.48)
Working Capital                           79,317       144,385        82,049       160,558
Deferred Exploration Expenses                 --            --            --            --            --

Other Assets                              37,735        40,709        36,915       452,586
Long-Term Liabilities                                       --            --            --            --
Shareholders Equity                    2,994,758       117,052       185,094        14,355       568,772

3.D RISK FACTORS

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

Risks Related to Property Acquisition Agreements

On May 4th, 2005, the Company announced that it has entered into an agreement to acquire a 100% interest in the MacKenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate. The MacKenzie Project is located 150 kilometers north of the city of Prince George.

The terms of the acquisition requires Wealth to pay to the VRBDD Syndicate CDN$80,000 and 100,000 common shares upon signing of the agreement. On the first anniversary of signing the agreement Wealth will pay a further CDN$25,000 and 200,000 common shares. On the second anniversary of signing the agreement Wealth will pay a further $25,000 and 250,000 common shares. On the third anniversary of signing the agreement Wealth will pay a further $25,000 and 250,000 common shares.

The VRBDD Syndicate will retain a 2% net smelter royalty on any production and an advance royalty of $25,000 per year every year after year three of the agreement is to be made by Wealth to the VRBDD Syndicate.

Wealth may purchase one half of the net smelter royalty at any time for a payment of $1,000,000.

There is no guarantee that the anniversary payments, or royalty payments will be made. There can be no guarantee that the exploration work on the property will ever prove the property viable for commercial production.

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

We have limited financial resources, with no assurance that sufficient funding will be available for future exploration and development or to fulfill our obligations under current agreements. There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Our accumulated deficit as at November 30, 2004 was $6,549,330.

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

Our properties in the State of Nevada consist of 23 Bet claims located by the Corporation. We currently have licenses, issued by the Nevada Department of Mining, to conduct geological, geochemical and geophysical investigations and sample drilling at the 23 BET claims for a period of one year until September, 2005. The license may be renewed on a yearly basis by submitting the yearly filing fees to the appropriate Land Claims Offices in the state. The yearly filing fee for our property is as follows: $2,875 USD for the 23 BET claims. We also maintain the BET 1-23 Claims with the Lander County Recorder for a yearly fee of $199.00 (USD) which were renewed in September 2004. We are currently in good standing with the Nevada Department of Mining. Additional licenses will be required to extract minerals, if found. Surface rights for mining operations are available upon application for licenses to extract minerals.

All permits and licenses with respect to the MacKenzie Project are in good standing.

Price Fluctuations, Share Price Volatility

Securities markets in Canada and the United States have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. Our Common Shares traded between $0.10 and $0.46 in 2002 and between $0.10 and $0.37 in 2003 and between $0.36 and $1.50 in 2004. No assurances can be made that our share price and volume will not continue to fluctuate materially.

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

Environmental Regulations

All phases of our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards, enforcement; and fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.
We are in compliance with all applicable environmental laws and regulations in Nevada, USA and in British Columbia, Canada.

ITEM 4 INFORMATION ON THE COMPANY

4. A HISTORY AND DEVELOPMENT OF THE COMPANY

Wealth Minerals Ltd. (the "Corporation") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd. On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp. On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation to reflect its business in mineral exploration. On August 22, 2002, the Corporation changed its name to Triband Enterprise Corp. as it was contemplating business acquisitions which were not associated with mineral exploration. On January 14, 2004, the Corporation changed its name to Wealth Minerals Ltd. to reflect its renewed focus on mineral exploration. The authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value. As of the fiscal year end, November 30, 2004, there were 10,551,142 common shares issued and outstanding. As of May 27, 2005 there are 10,783,642 common shares issued and outstanding.

The registered office is located at 2300 Western Gas Tower, 530- 8th Ave.., S.W., Calgary, Alberta, T2P 3S8 and the head office is located at #1901- 1177 W. Hastings St. Vancouver, British Columbia, V6E 2K3 (604) 331-0096.

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

During the five preceding fiscal years we have pursued our operations through the acquisition and exploration of mineral properties in the United States, Canada and South America.

In May of 2005, the Company announced that it had entered into an agreement to purchase the MacKenzie Property in Central British Columbia. This agreement is discussed in Item 4.D "Property, Plants and Equipment".

The Company retains a 100% ownership of the patented BET 1-23 claims in Nevada. The Company does not plan any exploration activities on the BET claims in fiscal 2005 but will continue to evaluate any joint venture opportunities with respect to those claims..

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

In consideration of the assignment of this option to Wealth Minerals, Wealth Minerals paid $100,000 (USD) in May, 2004 and issued 200,000 common shares upon closing of the agreement in June, 2004. The Company has not made any work program expenditures in fiscal 2004 to date and the option on the Koripampa will lapse in June 2005. On May 20, 2005, the Company announced it would not be proceeding with the Amata Project.

As of May, 2005 the only property interests the Company has are its ownership of the BET 1-23 Claims in Lander County Nevada. The Company has entered into an agreement to acquire a 100% interest in the MacKenzie Property in central British Columbia.

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

                              To May, 2005   2004     2003      2002       2001
                                    $          $        $         $          $

General Exploration                        110,262    52,482    57,664    19,293
Acquisition Costs                140,000   394,000    68,390        --        --


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

We employ certified independent geological consultants to extract samples from the properties who utilize certified independent laboratories for the testing of samples taken from the Nevada properties in order to ensure the validity and integrity of samples taken. To the extent necessary, we will practice the same controls necessary on our British Columbian property. We utilize the services of a director and of independent certified geologists to review the laboratory results and order additional tests from independent laboratories to verify results.

Change of Business

During the fiscal year 2004 there was no change of business contemplated.

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

Investments

On December 15, 2004, Wealth entered into a letter of intent with Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican Corporation for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in Mexico, and the other in Colombia The Company announced on May 20, 2005 that it does not intend to pursue the MSJ acquisitions. For details of the letter of intent, please see Item 4.D "Property Acquisition - Minera San Jorge - Properties in which the Company no longer has an interest".

On February 28, 2005, Wealth announced the signing of a letter agreement with Brett Resources Inc. ("Brett") for the right to acquire a 60% interest in a 47 square kilometer exploration license in eastern El Salvador, covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. The Company announced on May 20, 2005, that it does not intend to pursue the Brett acquisition. For details of this letter agreement, please see item 4.D "Property Acquisition - Brett Property - Properties in which the Company no longer has an interest".

In June of 2004, the Company entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company obtained the right to acquire a 100% interest in certain mineral rights in Peru (the "Amata Property"). In consideration of the assignment of this option to Wealth Minerals, Wealth Minerals paid $100,000 (USD) in May, 2004, and issued 200,000 common shares issued upon closing of the agreement in June, 2004. The Company announced on May 20, 2005, that it did not intend to pursue the Amata Agreement. For details of this agreement, please see Item 4.D , "Property Acquisition, Amata Project - Properties in which the Company no longer has an interest."

On May 4th, 2005, the Company announced that it had entered into an agreement to acquire a 100% interest in the MacKenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate. The MacKenzie Project is located 150 kilometers north of the city of Prince George. For details of this agreement, please see Item 4.D "Property Acquisition - MacKenzie Project".

4.C INTERCORPORATE RELATIONSHIPS

We have one wholly owned, direct subsidiary: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997. The registered office of Triband Resource US Inc. is located at, 6121 Lakeside Dr., Suite 260 Reno, Nevada.

4.D PROPERTIES, PLANTS AND EQUIPMENT

In 2001 and 2002 we abandoned certain claims in the Battle Mountain and Whisky Canyon area in Nevada for economic reasons. The Company felt that further exploration work on these claims would not be economically feasible as it was determined that exploration work on these claims would not yield any significant results. The Company decided to concentrate on the Betty O'Neal claims at that time as exploration and mining activity in this area had shown some positive results in the past. The only obligation we had was to the Battle Mountain State Mortgage Bank with respect to the lease of the Betty O'Neal claims until July of 2004. We were obliged to pay the Battle Mountain State Mortgage Bank a total of $18,000 USD per year in $9,000 USD increments, due in July and February of each year. In May of 2004 the Company notified the Battle Mountain State Mortgage Bank that it did not intend to renew its obligations with respect to the Betty O'Neal Claims. A further US$25,000 due July 9, 2004 was not paid at that time and the Company terminated its intent to earn an interest in the claims. The Company continues to maintain the BET 1-23 claims; however, there is no exploration work on these claims contemplated at this time.

We are in the exploration stage and the properties are presently without a known body of commercial ore. Our principal mineral properties are the following.


A. BET Claims 1 - 23 - Lander County, Nevada, USA

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

Present  and Future Exploration Activities

Other than a site visit in fiscal 2005, the Company has performed no exploration work on the BET Claims. The Company does not currently have any exploration work planned on the BET claims for fiscal 2005. The Company intends to explore joint venture opportunities for these claims.

B. MacKenzie Project

On May 4th, 2005, the Company announced that it had entered into an agreement to acquire a 100% interest in the MacKenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate. The VRBDD Syndicate is a group of individuals, resident in British Columbia who legally and beneficially own a 100% interest in 109 mining claims referred to as the MacKenzie Project. The MacKenzie Project is located 150 kilometers north of the city of Prince George.

The terms of the acquisition requires Wealth to pay to the VRBDD Syndicate CDN$80,000 and 100,000 common shares upon signing of the agreement. On the first anniversary (May 2, 2006) of signing the agreement Wealth will pay a further CDN$25,000 and 200,000 common shares. On the second anniversary (May 2, 2007) of signing the agreement Wealth will pay a further $25,000 and 250,000 common shares. On the third anniversary (May 2, 2008) of signing the agreement Wealth will pay a further $25,000 and 250,000 common shares.

The VRBDD Syndicate will retain a 2% net smelter royalty on any production and an advance royalty of $25,000 per year every year after year three of the agreement is to be made by Wealth to the VRBDD Syndicate.

Wealth may purchase one half of the net smelter royalty at any time for a payment of $1,000,000.

The Agreement is referenced herein as Exhibit 4.4.

The Company has paid CDN$80,000 and 100,000 common shares on May 2nd, 2005 under the terms of this Agreement.

Location

The Mackenzie Project is located in east-central British Columbia, approximately 150 km north of the city of Prince George. It is a linear belt measuring roughly 130 km (northwest-southeast) by approximately 18 km wide (the core of this area has been staked and consists of a block of 109 claims (44,149.494 hectares). The region forms the western slope of the Rocky Mountains and while the western edge of the project area is readily accessible via the Mackenzie Highway, the bulk of the area is presently accessible only by helicopter.

The project is underlain by Upper Proterozoic sedimentary rocks of the Misinchinka Group and lies immediately east of the Rocky Mountain Trench. As such, it falls within the "transition zone" between areas with potential for traditional "hard rock" metallic mineralization and the oil and gas producing areas of the West Canada Basin. For this reason, it seems to have been neglected by both hard rock prospectors and petroleum explorers.

The area was chosen for preliminary gold prospecting because of the presence of exhalite type iron formation, the lack of any government regional geochemical sampling coverage, the documented occurrence of old gold placers and the poorly known nature of the dominant host rocks, the Misinchinka Group.

Exploration Summary

The Mackenzie Project is a newly discovered zone of gold geochemical anomalies which appear to be conformable with one or more sedimentary horizons and/or associated thrust faults in a sequence of Late Proterozoic rocks. Based on the geologic setting, the host rocks involved, the structural environment and lack of associated base metals or intrusive rocks, the source gold mineralization is thought to be related to sediment hosted vein deposits (e.g. Muruntau - 80 M oz., Uzbekistan; Sukhoy Log - 20 M oz., Russia; Bendigo-Balarat - 20 M oz., Australia; and, Macrae's Flat - 5 M oz., New Zealand).

Mineralization

Regional geochemical sampling has detected anomalous gold values in stream sediments over a strike length of approximately 70 km (northwest-southeast) in a series of comformable (to regional strike) and en echelon bands up to 7 km wide. Approximately 350 silt samples were collected and of these roughly 8% are anomalous (40 ppb to 1250 ppb). Preliminary heavy mineral fraction analysis suggests that the bulk of the gold is fine although locally some coarse gold was noted.

The presence of abundant quartz float as well as areas of local carbonate alteration in a setting strongly suggestive of a sediment hosted vein or slate belt gold deposit environment confirms the Mackenzie Project as a prime, new, unexplored gold belt.

Exploration Plans

The Company has not made any definitive decisions with respect to the nature of the exploration program on the MacKenzie property to date. There are no work commitments required under the terms of the Agreement; however, Wealth is responsible for all payments and assessment work required to keep the property in good standing. In addition, there is a defined area of interest from which any minerals acquired by either Wealth or the VRBDD Syndicate or any of their respective affiliates or associates within such area will be contributed at cost and will form part of the property. Wealth is exploring joint venture opportunities with other exploration companies for the MacKenzie Project.

Properties in which the Company no longer has an interest

A. Amata Project

In June 2004 the Company entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company obtained the right to acquire a 100% interest in certain mineral rights approximating 10,300 hectares and situated in the Department of Moquegua, Coalaque District, Peru (the "Amata Property") originally granted to Koripampa by Rio Tinto Mining and Exploration Limited ("Rio Tinto") pursuant to a Letter of Understanding ("LOU") between Koripampa and Rio Tinto. Pursuant to the Option Agreement, the Company assumed all of the rights and obligations under the LOU. In order to exercise its option to acquire the Amata Property, the Company was required to complete work expenditures and submit payments to Rio Tinto in accordance with the following tables:

------------------------------------------------------- ------------------------
Period                                                  Work Expenditure US$
------------------------------------------------------- ------------------------
Year to first anniversary of the LOU (June 2005)        $200,000
------------------------------------------------------- ------------------------
Year to second anniversary of the LOU (June 2006)       $500,000
------------------------------------------------------- ------------------------
TOTAL                                                   $700,000
------------------------------------------------------- ------------------------

------------------------------------------------------- ------------------------
Due Date                                                Payment US$
------------------------------------------------------- ------------------------
On signing the LOU                                      $100,000(paid)
------------------------------------------------------- ------------------------
1 June, 2005                                            $150,000
------------------------------------------------------- ------------------------
1 June 2006                                             $750,000
------------------------------------------------------- ------------------------
1 June 2007                                             $1,000,000
------------------------------------------------------- ------------------------
1 June 2008                                             $2,00,000
------------------------------------------------------- ------------------------
TOTAL                                                   $4,000,000
------------------------------------------------------- ------------------------

Pursuant to the Option Agreement and in consideration thereof, The Company paid $100,000 (USD) and issued 200,000 common shares of the Company to Koripampa. The Company did not comply with the annual work expenditure programs in the first year of the contract. The Option Agreement will automatically terminate and the Company will have not further right or obligation to the property as of June, 2005. On May 20, 2005 the Company announced it would not be proceeding with this property as further investigation did not merit any expenditures with respect to exploration on the property. The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the MacKenzie Property.

B. Minera San Jorge S.A.

On December 15, 2004, Wealth entered into a letter of intent with Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican Corporation, for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects in Mexico and Colombia. The original agreement called for completion of the final option agreement by January 31, 2005, pending successful due diligence and regulatory approval.

Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. ("Tumi"), a TSX Venture Exchange listed company. As at November 30, 2004 shares of Tumi closed at $0.99, representing a value of $247,500. On February 28, 2005, Wealth announced that it had elected not to pursue a property position through MSJ in Colombia. On May 20th, 2005, the Company announced it would not be proceeding with the Mexican property and requested the return of the funds held in escrow. Further investigation of the property did not merit any exploration expenditures being made on the property at this time. The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the MacKenzie Property

C. Brett Property

On February 28, 2005, Wealth announced the signing of a letter agreement with Brett Resources Inc. ("Brett") for the right to acquire a 60% interest in a 47 square kilometer exploration license in eastern El Salvador, covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. On May 20, 2005, the Company announced that it would not be proceeding with the Brett Property. Further investigation of the property did not merit any exploration at the present time. The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the MacKenzie Property.

ITEM 5            OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------

5.A RESULTS OF OPERATIONS

The discussion and analysis in this section compares the operating results of the year ended November 30, 2004 to the year ended November 30, 2003, and the year ended November 30, 2002 to the year ended November 30, 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17, Financial Statements. At the present time the Company's expenditures consist of general and administrative costs, and exploration expenditures. The Company presently has no production from its interest in exploration concessions and has no significant revenue items.

We are involved in mineral exploration activities in Nevada, USA, and central British Columbia, Canada. To date, we have no revenue from operations. Expenditures related to mineral exploration and corporate overhead generated items are expensed. Exploration and overhead expenditures fluctuate depending on the exploration stage of our various projects and on the amount of available working capital. We are not restricted in our ability to transfer funds to our subsidiaries.

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

Year Ended November 30, 2004

During the year ended November 30, 2004 the Company incurred a loss of $1,630,322 compared to a loss of $263,199 in the prior year. The loss in 2004 increased by $1,367,123 and was primarily comprised of the following:
Stock-based compensation ($549,360), exploration costs (increase of $476,479) and consulting fees (increase of $155,316). These items account for $1,181,155 (86%) of the increase. During 2003 and 2002, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. In 2004, the Company moved to its current address at #1901 - 1177 West Hastings St., Vancouver, B.C., completed four private placements and entered into new property agreements. As a consequence, general administrative expense categories also increased. Listing and transfer agent fees increased fourfold to $81,156 from $20,730 primarily due to costs associated with the private placements. Professional fees and travel both almost doubled to $86,837 and $44,237 respectively, from $52,900 and $24,702.

Total consulting fees of $238,116 include $156,500 from related parties (see "Transactions with Related Parties" below). Other consulting fees and salaries were $81,616 (2003 - $22,800). Remuneration to related parties was comprised of $125,000 to the former President, $22,500 to the President, and $4,000 to the CFO. Included in the $125,000 to the former President is a $60,000 severance fee for stepping down upon the appointment of a new President. All payments made to Rosalie Moore were made under the terms of her contracts attached hereto as
Exhibit 4.6. All payments for services were made to Gary Freeman under his contract attached hereto as Exhibit 4.6 . The lump sum payment paid to Mr. Freeman when he stepped down as President was made pursuant to a Board Resolution passed September 27, 2004.

Travel expenses were incurred primarily by directors in respect of completing private placement financings, for general corporate purposes, for attendance at two trade shows, and for property investigations.

The Company incurred acquisition and exploration costs of $504,262, comprised of $484,847 on the Amata Project in Peru, and $19,415 on the Nevada, USA claims as follows:

                              Amata      Betty O'Neal   BET 1-23
                             Project,      claims,       claims,
                              Peru         Nevada        Nevada         Total
                           -----------   -----------   -----------   -----------

Acquisition costs          $   381,970            --            --   $   381,970
Taxes and fees                  44,636            --            --        44,636
Claim and filing fees               --        11,719         4,033        15,752
Geological consulting           23,278            --            --        23,278
Insurance                           --         3,663            --         3,663
Surveying                       21,756            --            --        21,756
Travel                          13,207            --            --        13,207
                           -----------   -----------   -----------   -----------

Total                      $   484,847        15,382         4,033   $   504,262
                           ===========   ===========   ===========   ===========


The Amata project acquisition costs are comprised of a cash payment of US$100,000 and the issuance of 200,000 common shares at a fair value of $1.22 per share. The other costs were incurred as a result of examining and evaluating the property. (Refer to "Investments" above).

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents' warrants were issued. As a result of the options granted, $549,360 was recorded as a credit to contributed surplus. As a result of the exercise of stock options during the year, $16,800 was debited to contributed surplus and credited to the value of the options exercised.


Net loss for the year ended November 30, 2004 under US GAAP was $1,630,322 (2003
- $270,999 2002 - $388,185). The comparison of loss per Canadian GAAP was calculated as follows:

                                2004         2003         2002
Loss for the year per
Canadian GAAP               $1,630,322   $  263,199   $  315,085

Compensation expense on
Granting Stock Options(1)   $  549,360   $  350,111           --

Acquisition of Mineral
Properties(2)               $  476,439           --   $

Write off of mineral
Properties under CDN
GAAP                                --           --   $

Loss for the year
Under US GAAP               $1,630,322   $  270,999   $  388,185
                            ==========   ==========   ==========


(1) Statement of Financial Accounting Standards No 123 ("SFAS No. 123"), entitled "Accounting for Stock Based Compensation", published by the U.S. Financial Accounting Standards Board, requires a company to establish fair market value based methods of accounting for stock based compensation plans. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

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

In fiscal 2004, total assets of the Corporation increased to $3,035,983 from $117,052 as at November 30, 2003. During the 2004 fiscal year, the Company received $3,549,500 from private placements, $222,887 from the exercise of warrants and $10,000 from exercise of stock options subsequent to year end.

In 2004, the Corporation expended a total of $2,875 on claim maintenance on the Bet properties in Nevada as compared to $27,783 on exploration programs in 2003.

Year Ended November 30, 2003

Net loss for the year ended November 30, 2003 under US GAAP was $270,999 (2002 - $388,185 2001 - $265,899).

Total assets of the Corporation decreased from $185,094 as at November 30, 2002 to $117,052 as at November 30, 2003. During the year, the Corporation received $107,500 from a private placement, $33,750 from the exercise of warrants and $44,250 from exercise of stock options.

In 2003, the Corporation expended a total of $27,783 on exploration programs on the Whisky Canyon, and Bet properties in Nevada as compared to $57,664 in 2002.

Year Ended November 30, 2002

Net loss for the year ended November 30, 2002 under Canadian GAAP was $315,085 as compared to $679,437 for the year ended November 30, 2001. The decrease in losses is mainly due to the decreased cost in the acquisition of mineral properties and decreased exploration costs.

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

Options to Purchase Securities from Registrant or Subsidiaries

As at February 27, 2002 we cancelled all previously outstanding stock options and issued rights to purchase or acquire an aggregate of 505,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed in Item 6.B "Director and Employee Stock Options". The closing market price of the Common Shares on November 30, 2003 on the TSX Venture Exchange was $0.17. In February, 2004, the Company re-priced all existing stock options to $0.25 per share. In February, 2004, the Company issued 120,000 stock options exercisable at $0.25 per share to directors, officers and a consultant of the Company. In September, 2004, the Company issued 900,000 stock options exercisable at $0.70 per share to directors, officers and a consultant of the Company. In May, 2005, the Company announced that it will issue 560,000 incentive stock options at $0.70 per share. These options have not yet been assigned.

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

In fiscal 2004, the Company raised a total of $3,549,400 through the issuance of a total of 7,666,250 of its common shares by way of private placements as detailed below.

In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005. No finder's fee was issued. To date, 425,000 warrants remain unexercised.

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder's fee was issued. During the year, 150,000 warrants were exercised. If the common shares trade above $1.00 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants. To date 1,306,250 warrants remain unexercised. G.F. Consulting Corp., a private corporation owned by Gary Freeman purchased 300,000 units under this private placement.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006. No finder's fee was issued. During the year, no warrants were exercised. If the common shares trade above $1.50 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants. To date 1,505,000 warrants remain unexercised. Amergold Investments, a private corporation owned by Gary Freeman, purchased 200,000 units under this private placement. Gil Atzmon, a former director of the Company, purchased 15,000 units under this private placement.

In September, 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 7, 2006. Finders fees of $40,200 were paid as follows $3,200 to Windsor Capital, a British Columbia Corporation, the principals of which are at arms length to the Company and who introduced individual investors to the Company; $6,000 to Haywood Securities, a British Columbia Corporation the principals of which are at arms length to the Company and who introduced individual investors to the Company; $9,600 to National Media, a U.S. Corporation the principals of which are at arms length to the Company and who introduced individual investors to the Company; and, $24,000 to Tom Wikstrom, an individual who is at arms length to the Company who introduced individual investors to the Company. During the year, no warrants were exercised. To date, 1,306,350 warrants remain unexercised.

In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder's fee was issued. G.F. Consulting Corp., a company owned by Gary Freeman purchased 100,000 units under this private placement. Mr. Freeman exercised 100,000 of these warrants on May 26, 2005. The balance of these warrants expire in November, 2005. Jerry Pogue, a director of the Company, purchased 100,000 units under this private placement.

During the year ended November 30, 2004, we used $1,355,000 of our cash resources for operating activities and $504,262 in investing activities. These activities were funded by initial cash balance on hand at the beginning of the year and funds raised during the year. During the fiscal year, we received $3,549,400 from private placements. In February, 2004, the Company issued 850,000 units at $0.24 for proceeds of $240,000 warrants to purchase an additional 425,000 shares at $0.35were issued on the private placement, these warrants expire August 26, 2005. In March of 2004, the Company issued 2,500,000 units at $0.27 for proceeds of $675,000. Warrants to purchase 1,250,000 common shares at $0.35 were issued on this private placement. These warrant expire in March, 2006. In May of 2004 the Company issued 3,010,000 units at $0.54 for proceeds of $1,625,400. Warrants to purchase 1,625,000 shares at $0.80 were issued on this private placement. These warrants expire in May, 2006. In September 2004, the Company issued 1,306,250 units at $0.80 for proceeds of $1,045,000. Warrants to purchase 1,045,000 shares at $1.00 were issued on this private placement. These warrants expire in March, 2006. The Company received $123,900 from the exercise of warrants and $44,687 from the exercise of options. Subsequent to year end, the Company received $10,000 from the exercise of options and $42,000 from the exercise of warrants. Subsequent to year end, in May 2005, the Company announced it would be issuing 1,000,0000 common shares at $0.56 by way of private placement. Warrants to purchase an additional 500,000 common shares at $0.70 are attached to this private placement. These warrants expire in May 2007.

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

During the fiscal year 2002, the Corporation received $330,500 from private placements $180,250 from the exercise of warrants and $12,750 from the exercise of incentive stock options. The private placements consisted of the issuance of 212,000 common shares at $0.92 per share and 212,000 common share purchase warrants exercisable a $1.20 which warrants expired in June of 2004. A further issuance by way of private placement consisted of the issuance of 62,500 common shares at $0.48 and 62,500 common share purchase warrants exercisable at $0.60 which warrants expired in November 2004.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

5.D TREND INFORMAITON

Not Applicable.

5.E OFF BALANCE SHEET ARRANGEMENTS

Not Applicable

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                          Payments Due by Period

                                            Less than      1 - 3         3 - 5         More Than
                                            one Year       Years         Years         5 yrs

Contractual Obligations                     $300,975       $25,000       $25,000       $25,000
                                            See Note 2
Capital (Finance) Lease Obligations         N/A            N/A           N/A           N/A
Purchase Obligation                                        See Note 1    See Note 1    N/A
Other Long Term Liabilities Reflected
In the Company's Balance Sheet under
GAAP of the primary financial statements    N/A            N/A           N/A           N/A

Note 1. In July 2004 the Company paid 200,000 common shares at a deemed price of $1.22 (CDN) per share to the principal of Minera Koripampa del Peru in consideration of the Company's option assignment agreement for the Amata Project in Peru. The Company is also obliged to make certain future payments which payments are detailed in Item 4.D (E) "MacKenzie Project". On May 20, 2005, the Company announced that it would not be proceeding with the Amata Project, the Brett Property or the Mexican Property under the MSJ agreement.

Note 2. The Company paid $80,000 and 100,000 common shares at a deemed price of $0.60 per share to the VRBDD Syndicate upon entering into an Agreement for the MacKenzie Project on May 4, 2005. The Company paid a deposit of $125,000 (USD) ($160,975 CDN) to Corporate Development Associates of Helena Montana for investor relations services on September 24, 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term. All directors and officers hold office until the next annual general meeting of our shareholders or until successor can be appointed.

------------------------------------- ------------------------------------- ------------------------ ---------------
                                                                                   Number of
                                                                               Common Shares of
                                                                                the Corporation
                                                                              beneficially owned     Percentage of
               Name,                                                             or directly/         Issued Share
     Municipality of Residence          Principal Occupation during the           indirectly          Capital (3)
   and Position with Corporation                Past Five Years               controlled (2) (3)
------------------------------------- ------------------------------------- ------------------------ ---------------
GARY FREEMAN (1)                      President and Director of Wealth          297,657 direct            8.6%
Vancouver, British Columbia           Minerals Ltd.  from March, 2000 to       613,257 indirect
Canada                                September, 2004.  Mr. Freeman has
Vice President and Director           been in the investment community
Sept . 2004 to  present               for over 18 years and has been
President and Director from March     responsible for the financing of
1999 to Sept. 2004                    many public companies, such as
Acting President and CEO from March   Lion Lake Resources, Palmer
2005, to Present.                     Resources and Indico
                                      Technologies. He has worked in the
                                      development and the structuring of
                                      projects from early stages. Mr. Freeman
                                      began working with Wealth Minerals Ltd. in
                                      1996 and had worked as project
                                      co-coordinator on a contract basis. Mr.
                                      Freeman dedicates 100% of his time to the
                                      Company in the areas of business
                                      development, funding, property
                                      acquisition, personnel, and investor
                                      relations.
------------------------------------- ------------------------------------- ------------------------ ---------------
JERRY G. POGUE  (1)                   Past President of Wealth Minerals             361,405               3.3%
Vancouver, British Columbia           Ltd.  Mr. Pogue is a self-employed
Canada                                business consultant and has been a
President and CEO from 1996 to        financier since 1994.  Mr. Pogue
March 1999, Director from March       was previously the President, CEO,
1999 to  present                      Chairman and a Director of Palmer
                                      Resources Ltd. from May, 1996 to
                                      February, 1999; Prior to 1994 was a
                                      Registered Representative with
                                      National Securities Corp., Seattle,
                                      WA, USA from 1981 to 1993  Mr.
                                      Pogue dedicates approximately 25%
                                      of his time to the Company in
                                      business development, finance,
                                      property acquisition and personnel.
------------------------------------- ------------------------------------- ------------------------ ---------------

------------------------------------- ------------------------------------- ------------------------ ---------------
GIL ATZMON, (1) (4)                   Director and Corporate Secretary of           15,000               0.001%
San Antonio, Texas                    the Company since February, 2003.
February 2004 to January 2005         Mr. Atzmon is presently an
                                      independent Corporate Finance
                                      Consultant.  In the past, Mr.
                                      Atzmon has served as the VP of
                                      Corporate Development for two
                                      publicly listed companies, Ivanhoe
                                      Mines and Dayton Mining, both
                                      located in Vancouver, BC.  Mr.
                                      Atzmon has worked in the investment
                                      community as a mining equity
                                      portfolio manager and in
                                      institutional sales.  Mr. Atzmon
                                      holds a Masters in Energy and
                                      Mineral Resources from the
                                      University of Texas at Austin and a
                                      Bachelors in Geology and Geography
                                      from Columbia
                                      University.
------------------------------------- ------------------------------------- ------------------------ ---------------
MICHAEL BARTLETT(1)                   President and Owner of Leisure                  Nil                 N/A
Florida, USA                          Capital & Management Inc., a
Director 1996 to present              company which specializes in the
                                      pre-development, start-ups in innovative
                                      strategic, conceptual, economic and
                                      financial solutions from 1989 to present;
                                      from 1998 director, chairman and President
                                      of Indico Technologies Corporation, a
                                      public company trading on the TSX Venture
                                      Exchange; from 1996 to present, President
                                      & CEO of Creative Entertainment &
                                      Technologies, Inc., a public company
                                      trading on the TSX Venture Exchange; from
                                      January 1995 to 1996 President and CEO of
                                      National Maritime Authority. Mr. Bartlett
                                      dedicates approximately 10% of his time to
                                      the Company in the areas of business
                                      development.
------------------------------------- ------------------------------------- ------------------------ ---------------
JON LEVER (1)                         Mr. Lever has been a Certified                50,833               .004%
Vancouver, B.C.,                      Management Accountant since October
Chief Financial Officer               1991. President, Lever Capital
Sept 2004 to Present                  Corporation since September 1995, a
                                      private company providing financial
                                      and operations management, and
                                      regulatory and internal financial
                                      reporting for public companies. CFO
                                      of Lalo Ventures Limited since
                                      February 20, 2004, and CFO of
                                      Tournigan Gold Corporation since
                                      April 1, 2004. Both companies are
                                      involved in mineral exploration and
                                      are listed on the TSX Venture
                                      Exchange. Former director of
                                      Finance, Digital Pioneer
                                      Technologies Corp., a private
                                      technology equipment manufacturer,
                                      from April 2000 to April 2002.
                                      Former director of Consolidated
                                      Agarwal Resources Ltd., a public
                                      issuer not currently trading, from
                                      February 26, 2001 to December 31,
                                      2003. Former director of Player
                                      Petroleum Corporation, a public oil
                                      and gas producer, from January 1996
                                      to March 1999.  Mr. Lever dedicates
                                      20% of his time to the Company as
                                      the Chief Financial Officer
------------------------------------- ------------------------------------- ------------------------ ---------------


------------------------------------- ------------------------------------- ------------------------ ---------------
ROSALIE MOORE(1)                      Rosie Moore obtained her M.S.                 300,000               2.8%
Vancouver, B.C.                       Geology from Kent State University
President, Director(5)                in Kent, Ohio.  Ms. Moore has
Sept. 2004 to March, 2005             worked as a geologist for Texaco
                                      Inc. in Louisianna, Touchstone Resources
                                      in Nevada, Ivanhoe Capital Corporation of
                                      Vancouver and Minera ABX Exploraciones of
                                      Cajamarca, Peru. Ms. Moore was the
                                      Manager, Geological and Technical Services
                                      for Diamond Fields Resources of Vancouver.
                                      Ms. Moore has also served as a Mining
                                      Analyst for the Natural Resource Group at
                                      Yorkton Securities in Vancouver and is the
                                      past Vice President of Corporate Relations
                                      of Pan American Silver Corp., of
                                      Vancouver, B.C. Most recently, Ms. Moore
                                      was the Vice President of Corporate
                                      Development at Bear Creek Mining
                                      Corporation in Vancouver. Ms. Moore
                                      dedicates 100% of her time to the company
                                      as its president and geological expert.
------------------------------------- ------------------------------------- ------------------------ ---------------
HENK VAN ALPHEN,(1)                   Henk Van Alphen has 23 years                  450,000               4.2%
Vancouver, B.C.,                      experience in the mining business
Director                              as an exploration contractor and as
September 2004 to present             the former President of Pacific Rim
                                      Mining. He is currently the President of
                                      Cardero Resources Ltd., of Vancouver B.C.
                                      a TSX Venture listed company. Mr. Van
                                      Alphen dedicates approximately 25% of his
                                      time to the Company in the areas of
                                      business development, property acquisition
                                      and finance.
------------------------------------- ------------------------------------- ------------------------ ---------------
KATHLEEN MARTIN                       Ms. Martin is an independent                    Nil                 N/A
Vancouver, B.C.                       corporate finance consultant, with
Corporate Secretary                   20 years experience in the public
March 2005 to present                 markets.  She is the past CEO and
                                      founder of Voyageur Film Capital
                                      now a CNQ listed Company called
                                      Creation Casinos.  She is a
                                      director of Learnsoft Corporation
                                      and TSX Venture listed company. She
                                      is the President of St. Andrew's
                                      Finance Ltd. a private Vancouver
                                      based company specializing in
                                      corporate finance and debt
                                      re-organizations.  Ms. Martin
                                      dedicates 20% of her time to the
                                      Company in the areas of corporate
                                      administration, governance, and
                                      regulatory compliance
------------------------------------- ------------------------------------- ------------------------ ---------------

(1)   Each Director is a Member of the Audit Committee of the Corporation

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

(3) The directors, officers and other members of management of the Corporation, as a group beneficially own, directly or indirectly, 2,545,652 Common Shares of the Corporation, representing 24.05% of the total issued and outstanding Common Shares of the Corporation as at May, 2005.

(4)   Mr. Atzmon resigned as a director in January, 2005.

(5) Ms. Moore was appointed as a Director and President on September 27, 2004. Ms. Moore resigned as President and Director on March 27, 2005.

Management

At the Annual General Meeting held on September 27 2004, Gary Freeman, Michael Bartlett, Gil Atzmon , and Jerry Pogue were elected as directors of the Company. Jon Lever was elected as the Chief Financial Officer. Subsequent to the Annual General Meeting, Ms. Rosalie Moore was appointed as President and Director. Mr. Freeman resigned the presidency at that time and remained at a Vice President and active director. Mr. Henk Van Alphen was appointed as a director on the same day. On January 31, 2005, Mr. Gil Atzmon resigned as a Director and Corporate Secretary of the Company. On March 1, 2005, Kathleen Martin was appointed as Corporate Secretary. On March 27, 2005, Rosalie Moore resigned as the President and Director of the Company.

Gary Freeman provides his services as Vice President and Director to the Company on a full time basis. Gary Freeman has been acting President and CEO since March 27, 2005 to present. The Company is currently assessing appropriate candidates for the position of CEO and President. The Company has no other full or part time employees and hires consultants on an as needed basis.

Investor Relations

We have entered into letter agreement for the provision of investor relations services with Corporate Development Associates of Helena Montana for investor relations services.

We have entered into an agreement with Gary Freeman to provide investor relations. Please see 6.B "Termination of Employment, Changes in Responsibility and Employment Contracts".

6. B COMPENSATION OF DIRECTORS AND OFFICERS

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of the Company's directors and members of its administrative, supervisory or management bodies.

Summary Compensation Table

--------------------- ------------------------------------------------- ---------------------------------------------------
                                    Annual Compensation                               Long Term Compensation
                                                                                 Awards                   Payouts
--------------------- ------------------------------------------------- ------------------------- -------------------------
                                                                           Common     Restricted
                                                                           Shares     Shares or               All other
                                                              Other        Under      Restricted    LTIP     Compensation
 Name and Principal      Fiscal        Salary      Bonus   Annual Comp    Options\    Share         Payout       ($)
      Position          Year End         ($)        ($)        ($)      SARs granted  Units ($)      ($)
                                                                            (#)
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Gary R. Freeman,      Nov 30/04      $65,000(4)     Nil    $60,000(4)       Nil          Nil         Nil          Nil
Director

                      Nov 30/03        $60,000      Nil        Nil       35,000(2)       Nil         Nil          Nil


                      Nov 30/00        $60,000      Nil        Nil        250,000


--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Jerry G. Pogue,       Nov 30/04        $8,720       Nil      $24,000        Nil          N/A         N/A          N/A
Director

                      Nov. 30/03         Nil        Nil        Nil       25,000(2)       N/A         N/A          N/A


                      Nov. 30/02         Nil        Nil        Nil         90,000        N/A         N/A          N/A


--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Michael Bartlett,     Nov 30/04          Nil        Nil        Nil          Nil          N/A         N/A          N/A
Director

                      Nov 30/03          Nil        Nil        Nil       20,000(2)       N/A         N/A          N/A


--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Gil Atzmon,           Nov 30.04          Nil        Nil        Nil          N/A          N/A         N/A          N/A
Director(1)

                      Nov 30/03          Nil        Nil        Nil       20,000(2)       N/A         N/A          N/A
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Rosalie Moore         Dec 04 to       $36,000       Nil    $108,000(3)    200,000        N/A         N/A           $

Director,             Mar 05
President(3)
                      Nov 30/04       $18,000
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Henk Van Alphen,      Nov 30/04                     Nil        Nil        200,000        N/A         NA           N/A
Director
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Jon Lever, CFO        Nov. 30,/04      $4,000       Nil        Nil         50,000        N/A         N/A          N/A
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------

Kathleen Martin,      Nov. 30/04     $25,596(5)     Nil        Nil         20,000        N/A         N/A          N/A
Corporate Secretary
--------------------- -------------- ------------ -------- ------------ ------------- ----------- ---------- --------------


(1)   Mr. Atzmon resigned as a Director in January 2005.


(2) Options were granted in February, 2004 after a reverse stock split of four old shares for one new share January 14, 2004. Mr. Atzmon exercised his options in February, 2005.


(3) Ms. Moore resigned as the President and Director in March, 2005. Ms. Moore received $18,000 under her contract in fiscal 2004 for her duties as President. Ms. Moore received $36,000 in compensation as President during 2005. Ms. Moore received a lump sum payment of $108,000 under the terms of her contract when she resigned as President in March, 2005.


(4) In September, 2004 Mr. Freeman entered into an employment contract to provide investor relations, finance and administration services to the company for a payment of $5,000 per month. The amount was later revised to $7,500 per month in October, 2004. Pursuant a Board Resolution, Mr. Freeman received a lump sum payment of $60,000 in 2004 as severance when he stepped aside as President of the Company in September, 2004


(5) During fiscal 2004, 628894 B.C. Ltd., a private British Columbia Company owned by Kathleen Martin was compensated for administrative and supervisory work in connection with the Company's regulatory filings, audit and quarterly report preparation and filings and business affairs. This compensation amounted to $25,596 (CDN)


No other executive officer received direct or indirect compensation from any source for services provided to the Corporation during the most recently completed financial year.

Outstanding Warrants from Previous Private Placements

As at May 27, 2005 a further 125,000 warrants exercisable at $0.42 remain outstanding until November, 2005. A further 425,000 warrants exercisable at $0.35 remain outstanding until August 26, 2005. 1,306,250 warrants exercisable at $1.00 remain outstanding and unexercised until March, 2006. 1,100,000 warrants exercisable at $0.35 remain outstanding until March 2006 and 1,505,000 warrants exercisable at $0.80 remain outstanding until May, 2006. G.F. Consulting Corp. a private corporation owned by Gary Freeman owns 150,000 warrants exercisable at $0.35 until March 2006. G.F. Consulting Corp. exercised 100,000 warrants at $0.42 on May 26, 2005. Amergold Investments, a private corporation owned by Gary Freeman owns 100,000 share purchase warrants exercisable at $0.80 until May, 2006. Gil Atzmon, a director of the Corporation owns 7,500 share purchase warrants exercisable at $0.80 until May, 2006. Jon Lever, an officer of the Company owns 12,500 warrants exercisable at $0.80 until May 2006. All other remaining warrants are owned by private individuals or corporations not related to Wealth.

Defined Benefit or Actuarial Plan Disclosure

We have no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company currently has two employment contracts in place.

Mr. Gary Freeman entered into a contract with the Company to provide investor relations, management and administrative services at a rate of $5,000 per month until September 30, 2005 and he was granted 200,000 incentive stock options under this agreement. His rate for contract services was amended to $7,500 per month on October 2, 2004. The contract is attached hereto as Exhibit 4.5.

The Company entered into a contract with Rosalie Moore to undertake the duties of President of the Company on September 17, 2004. The remuneration was at the rate of $108,000 per annum, subject to a six month review by the Board. Ms. Moore was entitled to 200,000 stock options (granted on September 29, 2004) whereby 50,000 of the options would vest after six months and the balance would vest over the ensuing six month period. At the 6 month anniversary review, either the board or Mr. Moore could elect to terminate the contract by paying one year's salary to Ms. Moore. On March 27, 2005, Ms. Moore resigned and a payment of $108,000 was made to her under the terms of the contract. The contract is attached hereto as Exhibit 4.6.

Management and Consulting Contracts

We have utilized the services of Dr. William R. Green, a former director of the Corporation to provide geological and consulting services to the Corporation with respect to its existing properties and in identifying other properties of potential interest. The Company will continue to utilize Dr. Green's services as the need arises. We compensate Dr. Green by payment to Mines Management Inc., a company owned by Dr. Green and his associates. The compensation paid to Dr. Green is comparable to that which would have been paid for services rendered by unaffiliated parties.

Gary Freeman's contract with the Company is a Consulting contract for services for investor relations, finance, management and administration.

Compensation of Directors

Gary Freeman and Rosie Moore receive compensation for their services as officers. With the exception of $8,720 paid to Jerry Pogue, all other directors and officers receive compensation based upon services provided to the Company and/or stock options for their services.

Proposed Compensation

We have determined the amount of compensation to be granted to officers for the 12 months beginning December 1, 2004 as follows:

                                    Monthly                      Yearly
                                      Cdn.                        Cdn.
----------------------------- -------------------------- -----------------------
Gary Freeman                         $7,500                     $90,000
Jon Lever                            $2,000                     $24,000


Except as disclosed above, we have no standard arrangement pursuant to which officers or directors are compensated for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

The Company paid $8,720 to Jerry Pogue for services as a director in fiscal
2004.

The Company paid $14,284 in expense reimbursement to directors in fiscal 2004.

The Company paid $25,596 to a company controlled by Kathleen Martin for corporate finance and regulatory compliance services.

6.C BOARD PRACTICES

The Corporation does not have a formal compensation committee. However, the Board meets on an annual basis to review management compensation.

The entire Board of Directors act as the Company's Audit Committee. The Company does not currently have any other committees. The Audit Committee reviews all financial statements prior to any acceptance of the financial statements and filing of the statements with the Regulatory Authorities. The Company does not have an Audit Committee Charter.

The Audit Committee performs an oversight role for the board by:

      o Reviewing the appointment of the Chief Financial Officer and any other key financial personnel.

      o Reviewing, with management and the external auditor, the adequacy and effectiveness of the company's systems of internal control and the adequacy and timeliness of its financial reporting processes.

      o Reviewing the annual audited financial statements, unaudited quarterly financial statements, management discussion and analysis reports and other financial reporting documents prior to filing or distribution, including financial matters required to be reported under applicable legal or regulatory requirements.

      o Where appropriate and prior to release, reviewing and approving any other news releases that contain significant financial information that has not previously been released to the public.

      o Reviewing the company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application.

      o Recommending to shareholders the external auditor selected to examine the company's accounts and financial statements.

      o Approving all audit engagement terms and fees and pre-approving all non-audit and assurance services to be performed by the auditor.

All officers and directors will hold office for one year or until the next Annual General meeting to be held in the Fall of 2005.

Gary Freeman is the acting CEO and President. He will hold this office until the next Annual General Meeting or until a new President and CEO is appointed. Mr. Freeman served as President and Director from March 1999 to October, 2004. The Company is currently assessing candidates for the position of CEO and President.

With the exception of Mr. Freeman's contract with the Company for investor relations, finance and administration services, the Company and its subsidiary does not currently have any employment contracts with any of its officers and directors.

6.D. EMPLOYEES

The Company does not have any other full time employees who are under contract. The Company hires consultants on an as needed basis.

6.E SHARE OWNERSHIP

The following is a summary of the principal terms of the Company's Stock Option Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants of the Company and any of its affiliate and consultant companies. A consultant (a "Consultant") is defined under B.C. Instrument 45-507 as an individual (or a company wholly owned by individuals) who:

(a) is engaged to provide on a bona fide basis consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer, other than services provided in relation to a distribution and, in the case of senior-listed issuers only, includes consultants conducting investor relations activities;

(b) provides the services under a written contract between the issuer or the affiliated entity and the individual or a consultant company or consultant partnership of the individual; and

(c) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan.

The Plan provides for the issuance of stock options to acquire up to that number of the Company's common shares (the "Plan Ceiling") equal to 10% of the Company's issued and outstanding share capital as at the date of grant, subject to standard anti-dilution adjustments. This is a "rolling" Plan Ceiling as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. The Plan Ceiling includes outstanding stock options granted prior to the implementation of the Plan. If a stock option expires or otherwise terminates for any reason, the number of common shares in respect of that expired or terminated stock option shall again be available for the purposes of the Plan.

The Board may be terminated by the Plan at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. The Optionee may exercise any stock option outstanding when the Plan is terminated for a period of thirty (30) days after the date of the termination of the Plan, provided that such options had vested on the date of termination.

The Plan provides that other terms and conditions, including vesting schedules, if any, may be determined by the Board or the Administrator in his or her discretion, such terms and conditions to be included in the option agreement. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(d) the number of options awarded in a one-year period to any one Consultant exceeding 2% of the issued shares of the Company (calculated at the time of award);

(e) the number of options awarded in a one-year period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of award);

(f) the aggregate number of options awarded in a one-year period to Employees undertaking investor relations activities exceeding 2% of the issued shares of the Company (calculated at the time of award); or

(g) the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options awarded under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. Unless the Company otherwise decides, in the event an option holder ceases to be a Consultant or employee of the Company (other than by reason of death), the stock option will expire on the earlier of the expiry date stated in the option agreement ("Fixed Expiry Date") and the 90th day following the date of termination, unless the holder holds the stock option as an employee of the Company performing investor relations activities, in which case the stock option will expire on the earlier of the Fixed Expiry Date or 90 days following the date the director or senior officer ceases to be a director or senior officer of the Company. Notwithstanding the foregoing, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of ceasing to meet the qualifications under the Business Corporations Act (Alberta), a special resolution is passed by the shareholders, or an order is made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or Consultant ceases to be an employee or Consultant as a result of an order made by a regulatory authority. In the event of the death of an option holder, who is a director or an employee who was continuously employed by the Company, the stock option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date would typically be the closing trading price of the Company's common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount to be determined by the Board, which shall in any event not exceed the amount set forth under Policy 1.1 of the Exchange's Corporate Finance Manual.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory that would apply to the award of the stock option in question. A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their stock options. The Company will ask its shareholders to vote on a special resolution to approve the Plan at the Meeting. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the special resolution approving the Plan.

The Plan is a "rolling" stock option plan as described in Exchange Policy 4.4. Under Exchange Policy 4.4, the Company is required to obtain the approval of its shareholders to any stock option plan that is a "rolling" plan. The Plan is attached hereto as Exhibit #.

Outstanding Employee and Director Stock Options as at May 26, 2005

------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
                                    No. of
                                    Common                            Exercise                        Market Value on
                                Shares Subject    Date of Grant/        Price                             Date of
      Name of Optionees          to Option (#)    Repriced                $       Expiry Date          Grant/Repriced
Gary Freeman                        100,000       Sept. 29, 2004        $0.70     Sept. 29, 2006         $ 70,000
Jerry Pogue                         150,000       Sept. 29, 2004        $0.70     Sept. 29, 2006         $105,000
Henk Van Alphen                     175,000       Sept. 29, 2004        $0.70     Sept. 29, 2006         $122,500
Gil Atzmon (2)                       20,000       Feb 9, 2004           $0.25     Feb 9, 2009            $  5,000
Michael Bartlett                     20,000       Feb 9, 2004           $0.25     Feb 9, 2009            $  5,000
St. Andrew's Finance (1)             20,000       Feb 9, 2004           $0.25     Feb. 9, 2009           $  5,000
Jon Lever                            50,000       Sept 29, 2004         $0.70     Sept. 29, 2006         $ 35,000
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
James Dawson                        105,000       May 26, 2005          $0,70     May 26, 2007           $ 73,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
Mark D. Cruise                      105,000       May 26, 2005          $0.70     May 26, 2007           $ 73,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
Euromerica Capital Group Ltd.        75,000       May 26, 2005          $0.70     May 26, 2007           $ 52,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
International Market                 75,000       May 26, 2005          $0.70     May 26, 2007           $ 52,500
Communications
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
Marla Ritchie                        75,000       May 26, 2005          $0.70     May 26, 2007           $ 52,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
Quentin Mai                          75,000       May 26, 2005          $0.70     May 26, 2007           $ 52,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
Glen Shand                           75,000       May 26, 2005          $0.70     May 26, 2007           $ 52,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------
Total                                                                                                    $599,500
------------------------------ ------------------ ------------------ ------------ ------------------ -------------------


      (1) St. Andrew's Finance is a privately owned British Columbia corporation controlled by Kathleen Martin, a contractor to the Company. Ms. Martin exercised her options in November, 2004.

      (2) Gil Atzmon resigned as a Director and Corporate Secretary in January of 2005. Mr. Atzmon exercised his options in February, 2005.

In May, 2005, it was announced that Wealth will issue 560,000 stock options exercisable at $0.70 until May, 2007. At that time, 650,000 of the 900,000 options issued in September 2004 were cancelled as follows, Gary Freeman, 100,000 cancelled, Henk Van Alphen, 25,000 cancelled, David Shaw, 100,000 cancelled. Rosie Moore's 200,000 options were cancelled upon her resignation from the Company. On May 26th, 2005, the Company amended the options to be issued to 585,000 exercisable at $0.70 until May of 2007.

All issuances of shares for the past three years are represented in the Company's financial statements incorporated by reference herein.

ITEM 7. A MAJOR SHAREHOLDERS

The Company currently has a total of 5 shareholders who are resident in the United States. These shareholders own a total of 1,406,172 shares representing nine point nine (9.9%) of the issued common shares.

Gary Freeman owns directly and indirectly a total of 8.6% of the issued common shares. Mr. Freeman's subscription to private placements, exercise of stock options and exercise of common share purchase warrants are attributable to Mr. Freeman's percentage share ownership of the common shares of the Company.

7.B RELATED PARTY TRANSACTIONS

During fiscal 2004, G. F. Consulting, a private corporation owned by Gary Freeman participated in a private placement whereby G.F. Consulting Corp. purchased 300,000 common shares at a price of $0.27 per share and 150,000 warrants exercisable at $0.35. These warrants expire in August 2005.

During fiscal 2004, Amergold Investments Inc., a private corporation owned by Gary Freeman participated in a private placement whereby Amergold Investments Inc. purchased 200,000 common shares at a deemed price of $0.54 per share and 100,000 share purchase warrants exercisable at $0.80. These warrants expire in May, 2006.

During fiscal, 2004, Gil Atzmon, a director of the Corporation participated in a private placement whereby he purchased 15,000 common shares at $0.54 and 7,500 share purchase warrants exercisable at $0.80 until May, 2006.

During fiscal 2003, G.F. Consulting Corp., a private corporation wholly owned by Gary Freeman, participated in a private placement whereby G.F. Consulting Corp., purchased 200,000 common shares at a price of $0.07 per share and 200,000 common share purchase warrants exercisable at $0.105. Mr. Freeman exercised 100,000 of these warrants on May 26, 2005. The balance of these warrants expire in November 2005.

During fiscal 2003, Jerry Pogue, a director of the Company, participated in a private placement and purchased 200,000 common shares at a price of $0.07 per share and 200,000 common share purchase warrants exercisable at $0.105. These warrants expire in November, 2005.

During fiscal 2002, G.F. Consulting Corp. participated in two private placements whereby G.F. Consulting Corp. purchased 150,000 common shares at $0.10 per share and 238,000 common shares at $0.23 per share and 150,000 common share purchase warrants exercisable at $0.15 and 238,000 common share purchase warrants exercisable at $0.30. These warrants expired in October, 2004.

In fiscal 2004, we paid G.F. Consulting Corp., a company wholly owned by Gary Freeman, $65,000 for fees as a director and $60,000 in accordance with a board resolution when he stepped aside as President. Please see Exhibit 4.5 for details of the Consulting Contract.

In fiscal 2003, we paid $5,333 to G.F. Consulting Corp for rent. The compensation paid to Mr. Freeman is comparable to that which would have been paid for services rendered by unaffiliated parties.

In fiscal 2004 we paid $2,461 to Cardero Resource Corp., a public company of which Henk Van Alphen is a director, for rent and administration.

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

8.B SIGNIFICANT CHANGES

In March, 2005, Rosie Moore resigned as President and Director of the Company. In April of 2005, a contractual obligation to pay out Ms. Moore's contract in the amount of $108,000 was paid to Ms. Moore.

In January 2005, Mr. Gil Atzmon resigned as a Director and Corporate Secretary.

In May, 2005, the Company has announced that it will issue by way of private placement, 1,000,000 units at $0.56 per unit. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at $0.80 at any time for eighteen months after the closing of the private placement. This private placement is subject to the approval of the TSX Venture Exchange.

In May, 2005, the Company announced that it will issue 560,000 incentive stock options at a price of $0.70 per share, exercisable at any time until May, 2007. On May 26th, 2005, the amount of these options was amended to issue 585,000 stock options at a price of $0.70 per share until May 2007.

In May, 2005, the Company announced that it has entered into an Agreement to purchase a 100% interest in the MacKenzie Project in central British Columbia.

ITEM 9. THE OFFER AND LISTING

The Corporation was incorporated on October 7, 1994. The Company's Common Shares are currently traded on the TSX Venture Exchange under the trading symbol "WML". The common shares commenced trading on the Frankfurt Stock Exchange under the symbol "EJZ" on July 10, 2004. The Company's shares commenced trading on the OTCBB in 2001. For a period commencing August, 2004 to October 2004 the Company's shares were not traded on the OTCBB but on the Pink Sheets. The Company's common shares are currently traded under the symbol "WMLLF" on the OTCBB.

Historical Stock Prices on TSXV (in Canadian Dollars)

-----------   --------   --------   --------   --------   --------
Price           2000       2001       2002       2003       2004
-----------   --------   --------   --------   --------   --------
High          $   0.75   $   0.15   $   0.46   $   0.37   $   1.50
-----------   --------   --------   --------   --------   --------
Low           $   0.13   $   0.08   $   0.10   $   0.10   $   0.09
-----------   --------   --------   --------   --------   --------

Historical Stock Prices on TSXV (in Canadian Dollars) Quarterly from 2003

-------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Price        Q1          Q2          Q3          Q4          Q1          Q2          Q3          Q4          Q1
            2003        2003        2003        2003        2004        2004        2004        2004        2005
-------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
High      $    0.50   $    0.30   $    0.29   $    0.20   $    0.15   $    1.20   $    1.50   $    1.08   $    0.90
-------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Low       $   0.315   $   0.175   $    0.20   $    0.09   $    0.09   $   0.335   $    0.67   $    0.65   $    0.53
-------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------


Historical Prices on TSXV (in Canadian Dollars) Monthly from December 1, 2004 to present

--------   ---------   ---------   ---------   ---------   ---------   ---------
Price      Dec. 2004   Jan. 2005   Feb. 2005   Mar. 2005   Apr. 2005   May 2005
--------   ---------   ---------   ---------   ---------   ---------   ---------
High       $    0.79   $    0.70   $    0.72   $    0.65   $    0.65   $    0.93
--------   ---------   ---------   ---------   ---------   ---------   ---------
Low        $    0.67   $    0.63   $    0.50   $    0.48   $    0.53   $    0.54
--------   ---------   ---------   ---------   ---------   ---------   ---------


Historical Prices on OTCBB (in U.S. Dollars)

---------------------   ---------   ---------   ---------   ---------
Price *                    2001        2002        2003        2004
---------------------   ---------   ---------   ---------   ---------
High                    $    0.07   $    0.32   $   0.245   $    1.00
---------------------   ---------   ---------   ---------   ---------
Low                     $    0.02   $   0.109   $    0.07   $    0.07
---------------------   ---------   ---------   ---------   ---------

* the Company's stock was traded on the OTCBB from 1995 to 2001 under the symbol TRBPF; however, we are unable to access historical pricing information prior to 2001.

Historical Prices on OTCBB( in U. S.  Dollars) Quarterly from 2003

----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Price           Q1          Q2          Q3          Q4          Q1          Q2          Q3          Q4          Q1
               2003        2003        2003        2003        2004        2004        2004        2004        2005
----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
High         $   0.245   $    0.19   $    0.16   $    0.11   $    0.07   $    1.00   $    0.85   $    0.78   $    0.60
----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Low          $    0.13   $    0.13   $    0.11   $    0.07   $    0.07   $    0.48   $    0.84   $    0.58   $    0.44
----------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------


Historical Prices on OTCBB (in U.S. Dollars) Monthly from December, 2004 to May, 2005.

--------   ---------   ---------   ---------   ---------   ---------   ---------
Price      Dec. 2004   Jan. 2005   Feb. 2005    Mar 2005   Apr. 2005    May 2005
--------   ---------   ---------   ---------   ---------   ---------   ---------
High       $    0.60   $    0.52   $    0.55   $    0.46   $    0.48   $    0.77
--------   ---------   ---------   ---------   ---------   ---------   ---------
Low        $    0.44   $    0.52   $    0.52   $    0.45   $    0.45   $    0.48
--------   ---------   ---------   ---------   ---------   ---------   ---------

Historical Prices on Frankfurt Exchange (in Euros) Monthly from July, 2004 to May, 2005

------ ----------  ----------  ---------  ----------  ----------  ---------  ---------  ---------  ---------  ---------  ---------
Price   Jul `04     Aug `04     Sept `04   Oct `04     Nov `04     Dec'04    Jan `05     Feb `05    Mar `05    Apr `05     May `05
------ ----------  ----------  ---------  ----------  ----------  ---------  ---------  ---------  ---------  ---------  ---------
High   (euro)1.05  (euro)1.00  (euro).99  (euro)1.03  (euro)1.08  (euro).70  (euro).44  (euro).40  (euro).44  (euro).45  (euro).46
------ ----------  ----------  ---------  ----------  ----------  ---------  ---------  ---------  ---------  ---------  ---------
Low    (euro) .98  (euro) .95  (euro).97  (euro) .96  (euro)1.00  (euro).66  (euro) 40  (euro).36  (euro).36  (euro).36  (euro).37
------ ----------  ----------  ---------  ----------  ----------  ---------  ---------  ---------  ---------  ---------  ---------

The closing price of the Company's shares on the TSX Venture Exchange on May 30th , 2005 was $0.93 (CDN).

ITEM 10. ADDITIONAL INFORMATION

10.B ARTICLES, MEMORANDUM AND BY-LAWS OF THE CORPORATION

The Company is incorporated under the Business Corporations Act for the Province of Alberta. It is continued under the Company's Act in the Province of British Columbia. The Memorandum and Articles of Incorporation, outlining all classes of shares, shareholder rights, alteration of rights, privileges, directors' powers, borrowing powers of the directors and their ability to bind the corporation, sinking fund provisions, meetings of shareholders and shareholder rights in the event of liquidation of the Company's assets have previously been filed with the Company's Annual Report.

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

10.D EXCHANGE CONTROLS

There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company. Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company's shares.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

ITEM 10.H DOCUMENTS ON DISPLAY

All documents exhibited hereto or incorporated by reference are available for viewing at the corporate offices of the Company at Suite 1901 - 1177 West Hastings St., Vancouver, B.C., Canada, upon reasonable notice given to the Company.

ITEM 10. I SUBSIDARY INFORMATION

The Company has one wholly owned subsidiary, Triband Resources Inc. located at 6171 Riverside Dr., Reno, Nevada.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Gary Freeman, Acting President and CEO of the Company, and Jon Lever, CFO of the Company, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in U.S. exchange Act Rule 13a-14(c)) as of the end of the period covered by this form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date Messrs Freeman and Lever completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. A AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee does not have a financial expert since no member of the Company's Board of Directors meets the definition of financial expert. However, all Board members possess significant financial experience within the mining industry and are therefore considered financially literate.

16 B. CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are incorporated herein by reference. The Codes of Ethics are contained in the 20-F/A filed September 27, 2004 and are incorporated by reference herein.

16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Sadovnick, Telford and Skov under each of the categories indicated in the table is described below.

------------------------------------ ------------------------ ------------------
Principal Accountant Service           For the fiscal year       For the fiscal
                                     ended November 30, 2004     year ended 2003
------------------------------------ ------------------------ ------------------
Audit Fees                                            $25,700            $21,400
------------------------------------ ------------------------ ------------------
Audit Related Services                                $ 6,000
------------------------------------ ------------------------ ------------------
Tax Fees                                              $ 5,000            $ 9,195
------------------------------------ ------------------------ ------------------
All Other Fees                                        $ 1,696            $ 5,350
------------------------------------ ------------------------ ------------------

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

Pre-Approved Policies and Procedures

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the consolidated financial statements. To date, the Company has not prepared a formal Audit Committee Charter.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets, Statements of Loss and Deficit Statement of Resource Properties, Statement of Changes in Financial Position and Notes to Consolidated Financial Statements, all for years ended November 30, 2004 and 2003 and 2002

ITEM 18. FINANCIAL STATEMENTS

See Item 17

ITEM 19. EXHIBITS

Exhibit  Number
                                                                            Page

1.1      Certificates of Name Change dated July 18, 1996 and                   *
         October 17, 1996.
1.2      Certificate of Incorporation dated October 7, 1994.                   *
1.3      Articles (Bylaws) of the Corporation                                  *
1.4      Amendments to Articles of the Corporation, dated July 18, 1996        *
         and October 16, 1996
1.5      Certificate of Name Change and Amendment to Articles of the           *
         Corporation dated  August 22, 2001
1.6      Certificate of  Amendment and Name Change  of the Corporation         *
         dated  December 12, 2003
2.1      Option Agreements between the Corporation and Management,             *
         Employees and Director.
4.1      Mining Lease and Option Agreement between St. George Metals,          *
         Inc. and Triband Resource US Inc. dated June 29,1998
4.2      Letter of Engagement dated February 18, 1997 between the              *
         Corporation and Timothy J. Percival.
4.3      Option  Assignment Agreement between Minera Koripampa del             *
         Peru S.A. and Wealth  Minerals dated July 6, 2004
4.4      Property Agreement, MacKenzie Property
4.5      Employment Agreement, Gary Freeman
4.6      Employment Agreement, Rosalie Moore
5.1      Stock Option Plan
11.1     CEO Code of Ethics                                                    *
11.2     CFO Code of Ethics                                                    *
11.3     Directors and Officers Codes of Ethics                                *
12.1     CEO 302 Certification
12.2     CFO 302 Certification
13.1     CEO 906 Certification
13.2     CFO 906 Certification

* Indicates the named document has been previously filed and is incorporated by reference.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WEALTH MINERALS CORP.



By:  /s/ Gary R. Freeman
     -----------------------
     Gary R. Freeman,
     Vice President, Director

Date: May 30, 2005.
      -------------