Form 20-F/A
period 2004-11-30
Wealth Minerals
filed 2005-07-06
CIK 1077640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934. OR
√ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2004. OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

√ Yes No
Indicate by check mark which financial statement item the registrant has elected to follow.
√ Item 17 Item 18

EXPLANATORY NOTE

This 20-F/A is being filed by Wealth Minerals Ltd. (“Wealth”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005 (the “Form 20-F”), for the purpose of filing Wealth’s financial statements which were inadvertently omitted from the original Form 20-F.

This 20-F/A consists of a cover page, this explanatory note, Items 17 and 19, the signature page, the financial statements as referenced under Item 17, and Exhibit Nos. 12.1, 12.2, 13.1 and 13.2 (CEO and CFO Certifications).

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

ITEM 17.    FINANCIAL STATEMENTS

The following items are included herein:

Description of Statement

(a) Auditor’s Report
(b) Consolidated Balance Sheets as of November 30, 2004 and 2003
(c) Consolidated Statements of Operations and Cumulative Loss for each of the three years ended November 30, 2004, 2003 and 2002(d) Consolidates Statements of Cash Flows for each of the three years ended November 30, 2004, 2003 and 2002
(e) Consolidated Statements of Shareholders’ Equity for each of the four years ended November 30, 2004, 2003, 2002 and 2001
(f) Notes to the Consolidated Financial Statements

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2004 AND 2003

AUDITORS’ REPORT

To the Shareholders of
Wealth Minerals Ltd.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Wealth Minerals Ltd. (formerly Triband Enterprise Corp.) as at November 30, 2004 and 2003, and the consolidated statements of operations and cumulative loss, cash flows and shareholders’ equity for each of the years in the three year period ended November 30, 2004 and the consolidated statements of operations and cumulative loss and cash flows for the period from the date of incorporation on October 7, 1994 to November 30, 2004. These consolidated financial statements, expressed in Canadian dollars, are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003, and the results of its operations and cumulative loss, cash flows and changes in shareholders’ equity for each of the years in the three year period ended November 30, 2004 and the consolidated statements of operations and cumulative loss and cash flows for the period from the date of incorporation on October 7, 1994 to November 30, 2004, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and shareholders’ equity for each of the years in the three-year period ended November 30, 2004, to the extent summarized in Note 16 of the consolidated financial statements.

The cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors who expressed an opinion without reservation on these financial statements in their report dated March 30, 2001.

/s/ SADOVNICK TELFORD + SKOV

CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 10, 2005

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

	Notes	2004	2003
ASSETS

Current
Cash and cash equivalents		$2,798,485	$64,899
Restricted cash		25,810	—
Receivables		16,978	2,993
Prepaid expenses	13	181,246	6,075
Due from related party	3 and 10	—	5,350
		3,022,519	79,317

Property, plant and equipment	4	13,463	10,170
Investments	6	1	27,565
		$3,035,983	$117,052

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$65,700	$37,950
Due to related parties	3 and 10	25,525	—
Due to affiliated company	3 and 10	—	2,594
		91,225	40,544
NATURE AND CONTINUANCE OF OPERATIONS	1

CONTINGENCIES AND COMMITMENTS	13

Shareholders’ equity
Capital stock	7	8,991,903	4,995,516
Contributed surplus	8 and 9	532,560	—
Share subscriptions	14	(30,375)	—
Deficit accumulated during the exploration stage		(6,549,330)	(4,919,008)
		2,944,758	76,508
		$3,035,983	$117,052

On behalf of the Board:

_______________________ Director	_______________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(Expressed in Canadian Dollars)

	Cumulative Amounts From October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

OPERATING EXPENSES
Amortization	$24,739	$2,438	$2,974	$3,047
Consulting fees (Note 10b)	725,612	238,116	82,800	100,522
Acquisition, exploration, and development costs (Note 10a)	2,158,405	504,262	27,783	57,664
Listing and transfer agent fees	246,478	81,156	20,730	23,979
Office	296,107	25,061	23,026	64,571
Professional fees	296,429	86,837	52,900	40,798
Property investigation	186,563	—	—	—
Rent (Note 10c)	118,130	21,845	17,333	78
Salaries and benefits	85,827	5,519	—	—
Shareholders’ communications	420,412	30,938	11,853	4,175
Stock-based compensation (Note 9)	549,360	549,360	—	—
Travel	158,461	44,237	24,702	19,426
	(5,266,523)	(1,589,769)	(264,101)	(314,260)

Interest income	213,406	15,749	464	1,092
Investment income	27,565	—	—	—
B.C. Capital taxes	(31,909)	(31,909)	—	—
Gain on writedown of due to affiliated company	2,594	2,594	—	—
Gain on sale of marketable securities	100,703	—	—	—
Gain (loss) on foreign exchange	160,235	577	438	(1,917)
Loss on disposal of property, plant and equipment	(7,189)	—	—	—
Impairment of mineral properties	(1,100,722)	—	—	—
Write-down of marketable securities	(374,526)	—	—	—
Write-down of investments	(272,964)	(27,564)	—	—
Net loss for the period	$(6,549,330)	$(1,630,322)	$(263,199)	$(315,085)
Basic and diluted loss per share		$(0.24)	$(0.14)	$(0.22)

Basic and diluted weighted average common shares outstanding		6,732,969	1,908,609	1,428,195

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(6,549,330)	$(1,630,322)	$(263,199)	$(315,085)
Items not affecting cash (see Note 12a)	2,201,232	579,362	2,974	3,047
Changes in non-cash working capital items (see Note 12b)	(17,167)	(133,125)	23,422	2,098
Net cash used in operating activities	(4,365,265)	(1,184,085)	(236,803)	(309,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of marketable securities	488,027	—	—	—
Property, plant and equipment acquired	(51,574)	(5,731)	—	(6,841)
Proceeds on disposal of property, plant and equipment	6,183	—	—	—
Acquisition of mineral properties	(500,722)	—	—	—
Acquisition of marketable securities	(761,850)	—	—	—
Increase in investments	(245,400)	—	—	—
Net cash used in investing activities	(1,065,336)	(5,731)	—	(6,841)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock, net of issuance costs	8,254,896	3,949,212	175,500	508,150
Common shares committed to be issued	—	—	—	(125,000)
Net cash provided by financing activities	8,254,896	3,949,212	175,500	383,150

Net change in cash and cash equivalents and restricted cash	2,824,295	2,759,396	(61,303)	66,369

Cash and cash equivalents, beginning of period	—	64,899	126,202	59,833

Cash and cash equivalents and restricted cash, end of period	$2,824,295	$2,824,295	$64,899	$126,202

Cash and cash equivalents and restricted cash consist of:

Interest bearing balances with banks		$481,826	$64,899	$126,202
Term deposits		2,316,659	—	—
Term deposits, restricted		25,810	—	—
		$2,824,295	$64,899	$126,202

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont’d...)
(Expressed in Canadian Dollars)

Supplemental disclosures with respect to the consolidated statements of cash flows:
	Cumulative Amounts from October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

Cash paid during the period for:
Interest	$—	$—	$—	$—
Income taxes	$—	$—	$—	$—

Since inception of the exploration stage, the Company has issued a total of 600,410 common shares (adjusted for roll-backs) for non-cash consideration as follows:

Year	Number of Shares	Amount	Consideration

2004	200,000	$ 244,000	Acquisition of mineral property
2004	84,583	20,300	Shares for debts owing
2002	23,750	15,350	Finder’s fees
2002	139,402	66,457	Shares for debts owing
1999	2,675	8,025	Finder’s fees
1996	150,000	600,000	Acquisition of mineral property

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed 0in Canadian Dollars)

	Number of Shares	Price	Value of Common Shares Issued and Fully Paid	Common Shares Committed to be Issued	Subscriptions Receivables	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance at November 30, 2001	694,323		$4,230,059	$125,000	$—	$—	$(4,340,724)	$14,335

Issuance of shares for cash:
Private placement Private placement	337,500	$0.40	135,000	(125,000)	—	—	—	10,000
Private placement	212,500	0.92	195,500	—	—	—	—	195,500
Exercise of options	18,750	0.68	12,750	—	—	—	—	12,750
Exercise of warrants	325,000	0.48	156,000	—	—	—	—	156,000
Exercise of warrants	20,209	1.20	24,250	—	—	—	—	24,250
Issuance of shares for finder’s fee	12,500	0.40	5,000	—	—	—	—	5,000
Issuance of shares for finder’s fee	11,250	0.92	10,350	—	—	—	—	10,350
Share issuance cost			(15,350)	—	—	—	—	(15,350)
Settlement of debts	118,834	0.40	47,534	—	—	—	—	47,534
Settlement of debts	20,568	0.92	18,923	—	—	—	—	18,923
Net loss for the year			—	—	—	—	(315,085)	(315,085)
Balance at November 30, 2002	1,771,434		4,820,016	—	—	—	(4,655,809)	164,207

Issuance of shares for cash
Private placement Private placement	62,500	0.48	30,000	—	—	—	—	30,000
Exercise of options	56,250	0.68	38,250	—	—	—	—	38,250
Exercise of options	6,250	0.96	6,000	—	—	—	—	6,000
Exercise of warrants	28,125	1.20	33,750	—	—	—	—	33,750
Private placement Private placement	225,000	0.30	67,500	—	—	—	—	67,500
Net loss for the year			—	—	—	—	(263,199)	(263,199)
Balance at November 30, 2003	2,149,559		4,995,516	—	—	—	(4,919,008)	76,508

Issuance of shares for cash:
Private placement Private placement	850,000	0.24	204,000	—	—	—	—	204,000
Private placement Private placement	2,500,000	0.27	675,000	—	—	—	—	675,000
Exercise of warrants	62,500	0.60	37,500	—	—	—	—	37,500
Private placement Private placement	3,010,000	0.54	1,625,400	—	(13,500)	—	—	1,611,900
Exercise of warrants	59,500	1.20	71,400	—	—	—	—	71,400
Exercise of warrants	150,000	0.35	52,500	—	—	—	—	52,500
Private placement Private placement	1,306,250	0.80	1,045,000	—	—	—	—	1,045,000
Exercise of options	178,750	0.25	44,687	—	(16,875)	—	—	27,812
Shares issued for property	200,000	1.22	244,000	—	—	—	—	244,000
Settlement of debts	84,583	0.24	20,300	—	—	—	—	20,300
Stock-based compensation			16,800	—	—	532,560	—	549,360
Share issuance cost			(40,200)	—	—	—	—	(40,200)
Net loss for the year			—	—	—	—	(1,630,322)	(1,630,322)
Balance at November 30, 2004	10,551,142		$8,991,903	$—	$(30,375)	$532,560	$(6,549,330)	$2,944,758

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company’s principal business activity is the exploration and development of mineral properties.

On January 14, 2004 the Company changed its name to Wealth Minerals Ltd. from Triband Enterprise Corp. and consolidated its capital stock, warrants and options on a basis of four old shares for one new share. All share, warrant, option and per unit data included in these financial statements have been adjusted to retroactively reflect this consolidation.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. Accounts specifically requiring the use of management estimates and assumptions in determining carrying values are receivables, prepaid expenses, property, plant and equipment, investments, accounts payable and accrued liabilities, due to related party, due to affiliated company and future income taxes.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents includes cash in bank accounts and highly liquid investments with original maturities of three months or less.

Restricted cash

Under the terms of MasterCard’s corporate credit policy, the Company is required to pledge a defined amount of term deposit to the financial institution as collateral. This deposit is interest bearing and refundable upon cancellation of the credit cards.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Acquisition costs

Acquisition costs will be capitalized on properties when proven and provable reserves are defined. No mineral resource estimates have been defined on any Company property interests to date. Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.

Exploration and development costs

The Company has adopted the policy of expensing exploration and development costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset. Option payments receivable by the Company would be credited against mineral property exploration costs when received.

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

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance basis
Office furniture and equipment	20% declining balance basis

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Investments

The Company’s long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

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

Basic and diluted loss per share

The Company uses the "treasury stock method" in computing loss per share. Under this method, basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

Stock-based compensation

The Company has a stock option plan as described in Note 9. The Company uses the accounting recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". For the 2004 fiscal year, the Company began recording compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights and in accordance with this policy will provide certain pro-forma disclosure as required by the fair value method of accounting for stock options. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration received on the exercise of stock options is credited to capital stock. The adoption of the new standard results in expense recognition for options granted after November 30, 2003.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Segmented Information

The Company follows CICA Handbook Section 1701, “Segment Disclosures” about operating segments in financial statements, as well as additional disclosures about products and services, geographic areas and major customers.

Revenue Recognition

Revenue from the sale of minerals is recognized when the risks and rewards of ownership pass to the purchaser, including delivery of the product, the selling price is fixed or determinable and collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

Credit Risk

Cash and cash equivalents and restricted cash have been placed with a major Canadian chartered bank.

3.	DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment (see Note 10).

	2004	2003
Due from related party (Note 10d)	$—	$5,350
Due to related parties (Note 10c)	$(25,525)	$—
Due to affiliated company (Note 10g)	$—	$(2,594)

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	2004	2003

Computer equipment	$15,333	$8,494	$6,839	$2,413
Office furniture and equipment	14,274	7,650	6,624	7,757
	$29,607	$16,144	$13,463	$10,170

5.	MINERAL PROPERTIES

Amata Project, Peru

The Company acquired a 100% interest in Minera Koripampa’s (a private Peruvian company) 70% interest in the Amata Project in Southern Peru, for initial consideration of 200,000 common shares (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), the issuance of 200,000 common shares one year after closing, work expenditures of US$200,000 and US$500,000 in the first two years respectively, and escalating cash payments of US$3.9 million over a four-year period. (see Note 7).

BET claims, Nevada, USA

The Company’s wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The claims are continuing to be maintained by the Company.

The Company’s wholly owned subsidiary was also party to a 2003 agreement to acquire two claims, referred to as the Betty O’Neal claims, bordering the BET 1-23 claims. On July 9, 2004, a US$25,000 option payment due in respect of the Betty O’Neal claims was not paid and the Company dropped its intent to acquire an interest in them.

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

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

6.	INVESTMENTS

				Net
	Number of Shares	Cost	Writedown	2004	2003

Clearant, Inc	30,994	$27,564	$(27,563)	$1	$27,564
Puresource, Inc.	—	1	(1)	—	1
		$27,565	$(27,564)	$1	$27,565

During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. (“Puresource”), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. (“Clearant”), a private company incorporated April 30, 1999 in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000). Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation.

In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares were recorded by the Company at $0.95 per share for a total value of $27,564. In October 2003, the Company received another 1,979 Clearant shares representing the Company’s proportionate interest in the remaining promissory notes. The Company now holds 30,994 common shares of Clearant. The promissory notes receivable were not originally recorded by the Company, and the resulting distribution of shares in lieu of those receivables has nominal value.

Clearant is a private company with no active market for its shares and has sustained significant operating losses in prior years. Due to uncertainty as to the value of the shares and a lack of current information from Clearant, the Company has determined that the investment in Clearant has experienced a permanent impairment and has written down its investment to a nominal value of $1.

The investment in shares of Puresource was written down in the 2000 fiscal year by $146,449 to a nominal value of $1. Following the second distribution of shares noted above, Puresource was wound up and the balance of the investment was written off.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK

	Number of Shares	Amount
Authorized

Unlimited number of common voting shares without par value
Unlimited number of preferred shares, issuable in series

Common shares issued (reflecting 4:1 consolidation)

As at November 30, 2002	1,771,434	$4,820,016

For cash - private placements	287,500	97,500
For cash - exercise of options	62,500	44,250
For cash - exercise of warrants	28,125	33,750

As at November 30, 2003	2,149,559	4,995,516

For cash - private placements	7,666,250	3,549,400
For cash - exercise of options	178,750	44,687
For cash - exercise of warrants	272,000	161,400
For acquisition of property	200,000	244,000
For settlement of debts	84,583	20,300
Share issuance costs	—	(40,200)
Share based compensation	—	16,800
As at November 30, 2004	10,551,142	$8,991,903

Share subscriptions

The Company issued securities in 2004 for which payment was received subsequent to the end of the year. These securities consist of 25,000 private placement units at $0.54 per unit (details below), and 67,500 stock options at $0.25 per share, for total amount of $13,500 and $16,875 respectively. The Company has recorded the total amount of $30,375 as a debit against shareholders’ equity for the year ended November 30, 2004.

Shares for Debt

In February 2004, the Company issued 84,583 common shares for debt at $0.24 per share.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK (cont’d...)

Shares issued for property

The Company entered into a property acquisition agreement by issuing 200,000 common shares (see Note 5).

Private Placements

The following table summarizes the Company’s recent private placements:

	2004	2003	2002
First placement during the year:
Private placement proceeds	$204,000	$30,000	$195,500
Number of units	850,000	62,500	212,500
Number of whole warrants	425,000	62,500	223,750
Unit price	$0.24	$0.48	$0.92
Warrant exercise price	$0.35	$0.60	$1.20
Warrant expiry date	August 26, 2005	December 3, 2004	June 5, 2004

Second placement during the year:
Private placement proceeds	$675,000	$67,500	n/a
Number of units	2,500,000	225,000
Number of whole warrants	1,250,000	225,000
Unit price	$0.27	$0.30
Warrant exercise price	$0.35	$0.42
Warrant expiry date	March 15, 2006	November 14, 2005

Third placement during the year:
Private placement proceeds	$1,625,400	n/a	n/a
Number of units	3,010,000
Number of whole warrants	1,505,000
Unit price	$0.54
Warrant exercise price	$0.80
Warrant expiry date	May 14, 2006

Fourth placement during the year:
Private placement proceeds	$1,045,000	n/a	n/a
Number of units	1,306,250
Number of whole warrants	1,306,250
Unit price	$0.80
Warrant exercise price	$1.00
Warrant expiry date	March 7, 2006

In June 2002, the Company completed a private placement consisting of 212,500 units at a price of $0.92 per unit, for total proceeds of $195,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.20 per share until June 5, 2004. The Company also issued a finder’s fee of 11,250 units with the same terms. During the year, 59,500 (2003 - 28,125; 2002 - 20,208) warrants were exercised, and 115,917 warrants expired.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK (cont’d...)

Private Placements (cont’d..)

In December 2002, the Company completed a private placement consisting of 62,500 units at a price of $0.48 per unit, for total proceeds of $30,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.60 per share until December 3, 2004. No finder’s fee was issued. During the year, 62,500 (2003 - nil) warrants were exercised.

In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder’s fee was issued. During the year, no (2003 - nil) warrants were exercised.

In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005. No finder’s fee was issued. During the year, no warrants were exercised.

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder’s fee was issued. During the year, 150,000 warrants were exercised. If the common shares trade above $1.00 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006. No finder’s fee was issued. During the year, no warrants were exercised. If the common shares trade above $1.50 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.

In September, 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 7, 2006. Finders fees of $40,200 were paid. During the year, no warrants were exercised.

Escrow shares

As at November 30, 2004 and 2003, there were no common shares held in escrow.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK (cont’d...)

Warrants

	2004	2003	2002
Outstanding, beginning of year	462,917	216,042	—

Issued- exercisable at $0.48	—	—	337,500
Exercised at $0.48	—	—	(325,000)
Expired	—	(12,500)	—

Issued- exercisable at $1.20			223,750
Exercised at $1.20	(59,500)	(28,125)	(20,208)
Expired	(115,917)	—	—

Issued- exercisable at $0.60	—	62,500	—
Exercised at $0.60	(62,500)	—	—

Issued- exercisable at $0.42	—	225,000	—

Issued- exercisable at $0.35	425,000	—	—

Issued- exercisable at $0.35	1,250,000	—	—
Exercised at $0.35	(150,000)	—	—

Issued- exercisable at $0.80	1,505,000	—	—

Issued- exercisable at $1.00	1,306,250	—	—

Outstanding, end of year	4,561,250	462,917	216,042

The following warrants were outstanding at November 30, 2004:

Number of Warrants	Exercise Price	Expiry Date

425,000	$0.35	August 26, 2005
225,000	$0.42	November 14, 2005
1,306,250	$1.00	March 7, 2006
1,100,000	$0.35	March 15, 2006
1,505,000	$0.80	May 14, 2006
4,561,250

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK (cont’d...)

The following warrants were outstanding at November 30, 2003:

Number of Warrants	Exercise Price	Expiry Date

175,417	$1.20	June 5, 2004
62,500	$0.60	December 3, 2004
225,000	$0.42	November 14, 2005
462,917

The following warrants were outstanding at November 30, 2002:

Number of Warrants	Exercise Price	Expiry Date

12,500	$0.48	October 10, 2003
203,542	$1.20	June 5, 2004
216,042

8.	CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	2004	2003
Balance - beginning of year	$—	$—
Stock-based compensation (Note 9)	549,360	—
Stock options exercised	(16,800)	—
Balance - end of year	$532,560	$—

9.	STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Under its existing accounting policy for stock options, the Company recognizes an expense for the fair value of options granted on or after November 30, 2003, and provides certain pro-forma disclosure for the fair value of options granted up to November 30, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following assumptions were used:

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

9.	STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d...)

	Options granted on January 29, 2004	Options granted on September 29, 2004

Risk free interest rate	2.5%	3.22%
Expected life	2 years	2 years
Expected volatility	136%	165%
Expected dividends	—	—

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, up to 10% of issued and outstanding common stock. The exercise price of each option is not less than the average market price of the Company’s stock as calculated over the ten trading days preceding the date of grant, and may also be set at a higher price. The options can be granted for a maximum term of 5 years. The consolidation of the Company’s outstanding options on a one new for every four old basis on January 14, 2004, and the repricing of all consolidated options to $0.25 per share on February 24, 2004, have been applied on a retroactive basis.

Stock-based compensation of $20,160 from the January 2004 grant to directors and officers of 120,000 options exercisable at $0.25 per share, and $529,200 from the September 2004 grant to directors and officers of 900,000 options exercisable at $0.70 per share, was calculated by using the Black-Scholes Option Pricing Model. The amount is charged against income in the period granted, with the corresponding credit to contributed surplus. Upon exercise, a proportionate amount is credited to capital stock.

The following incentive stock options are outstanding at November 30, 2004:

Number of Shares	Exercise Price	Expiry Date

20,000	$0.25	January 29, 2009
900,000	$0.70	September 29, 2006

After adjusting for the repricing of options approved by the TSX Venture Exchange on February 24, 2004, the following incentive stock options were outstanding at November 30, 2003:

Number of Shares	Exercise Price	Expiry Date

51,250	$0.25	February 27, 2007
43,750	$0.25	January 24, 2007

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS

These consolidated financial statements include transactions with related parties as follows:

a)
The Company paid $nil (2003 - $nil; 2002 - $31,400) to directors or companies controlled by directors for geological services which have been expensed as acquisition, exploration, and development costs;

b)	The Company paid $152,500 (2003 - $60,000; 2002 - $60,000) in consulting fees to Company directors, and $4,000 (2003 - $nil; 2002 - $nil) to an officer;

c)
Amounts due to related parties of $25,525 is comprised of $8,720 (2003 - $3,000; 2002 - $nil) to directors and officers for consulting, $2,461 (2003 - $nil; 2002 - $nil) to Cardero Resource Corp. (a public company related by a common director) for rent and administration, $14,284 to directors for expense reimbursements, and $nil (2003 - $5,333; 2002 - $nil) to a company controlled by a director for office rent;

d)	Advances receivable of $nil (2003 - $5,350; 2002 - $nil) were short term expense advances to a company controlled by a director;

e)
Share subscriptions include $11,875 due from a director for options exercised and $5,000 due from the corporate secretary for options exercised. Both amounts were paid subsequent to year-end (Notes 7 and 14);

f)	Directors participated in private placements during the year as follows:

i)	Two directors subscribed for 300,000 units each at $0.24 per unit.
ii)	A director subscribed for 150,000 units at $0.27 per unit.
iii)	A director (indirectly) subscribed for 200,000 units and another director subscribed for 15,000 units at $0.54 per unit.

g)
Amounts due to affiliated company of $nil (2003 - $2,594) are unsecured, non-interest bearing, with no fixed terms of repayment. The affiliated company, Indico Technologies Ltd. (“Indico”), a TSX Venture Exchange listed company, is related by two common directors. Indico has forfeited its receivable from the Company, and the Company has recorded a gain on the cancellation of the payable of $2,594.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties (see Note 3).

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

11.	INCOME TAXES

a)	Income tax provision

A reconciliation of the income tax benefit (provisions) with amounts determined by applying the combined Canadian federal and provincial income tax rates of 35.79% (2003 - 37.79%) to the consolidated loss as follows:

	2004	2003

Net loss for the year	$(1,630,322)	$(263,199)

Income tax recovery at combined basic Canadian
federal and provincial tax rate:	583,476	99,462
Foreign tax rates differentials	(4,143)	(12,000)
Tax benefit of losses not recognized in current year	(579,333)	(87,462)
Income tax recovery	$—	$—

b)	Future income taxes

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rates of 35.79% (2003 - 37.79%) are as follows:

	2004	2003

Future income tax:
Property, plant and equipment	$5,969	$5,400
Exploration and development expenditures	620,589	484,000
Issuance costs	209,232	99,000
Losses available for future periods	1,038,433	939,000
	1,874,223	1,527,400
Valuation allowance	(1,874,223)	(1,527,400)
	$—	$—

The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2003 - 34%). These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

11.	INCOME TAXES (cont’d...)

Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,734,023 (2003: $1,277,000) and operating losses of approximately $1,913,822 (2003: $1,399,500) available to reduce future Canadian taxable income. The Company also has operating losses from a US subsidiary of approximately $1,039,691 (2003: $1,207,200) available to reduce US taxable income. These losses expire as follows:

Year	Canada	U.S.

2005	$147,822	$—
2006	283,378	—
2007	243,750	—
2008	210,167	—
2009	254,374	—
2010	235,356	—
2014	538,975	—
2018	—	532,131
2019	—	259,084
2020	—	171,507
2021	—	34,760
2022	—	5,265
2023	—	18,783
2024	—	18,161
	$1,913,822	$1,039,691

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

12.	CASH FLOWS FROM OPERATING ACTIVITIES

a)	Items not affecting cash:

	Cumulative Amounts from October 7, 1994 To November 30,	Years Ended November 30,
	2004	2004	2003	2002

Amortization	$24,739	$2,438	$2,974	$3,047
Investment income	(27,565)	—	—	—
Gain on sale of marketable securities	(100,703)	—	—	—
Loss on disposal of property, plant and equipment	7,189	—	—	—
Impairment of mineral properties	1,100,722	—	—	—
Stock-based compensation	549,360	549,360	—	—
Write-down of marketable securities	374,526	—	—	—
Write-down of investments	272,964	27,564	—	—
	$2,201,232	$579,362	$2,974	$3,047

b)	Changes in non-cash working capital items:

	Cumulative Amounts from October 7, 1994 To November 30,	Years Ended November 30,
	2004	2004	2003	2002

(Increase) decrease in receivables	$(16,978)	$(13,985)	$4,176	$8,817
(Increase) decrease in prepaid expenses	(181,246)	(175,171)	4,939	(4,784)
Decrease in due from related Parties	—	5,350	(5,350)	—
(Increase) decrease in due to related parties	25,525	25,525	—	—
Increase (decrease) in accounts payable and accrued liabilities	155,532	27,750	19,657	(1,935)
Decrease in due to affiliated Company Increase (decrease)	—	(2,594)	—	—
	$(17,167)	$(133,125)	$23,422	$2,098

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

13.	CONTINGENCIES AND COMMITMENTS

a)	The Company has entered into a month to month office lease arrangement with no annual lease commitments.

b)
On September 17, 2004, the Company entered into a contract with the President of the Company, at a rate of $108,000 per annum, subject to a six month review by the Board. The President is entitled to 200,000 stock options with an option price of $0.70 expiring September 29, 2006 whereby 50,000 will vest after six months, and the balance will vest over the ensuing six month period. At the six month anniversary review, either the Board or the President can elect to terminate the contract with a payment of one year’s salary as severance.

c)
On September 24, 2004, the Company entered into an agreement with Corporate Development Associates, a private US investor relations company, to perform marketing and promotion services. Included in prepaid expenses is a deposit of US$125,000 (CDN$160,975) for these services. Depending on the scope of services provided, additional payments may be due.

d)
All phases of the Company’s operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company performs exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Presently, compliance with such laws is not a significant factor in the Company’s operations, and there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.

e)	As at November 30, 2004, the Company has the following mineral property commitments over the next two years:

	Peru				U.S.
	Non-Cash		Cash		Cash
2005
Number of common shares to issue	200,000				—

Annual maintenance fees and dues		US	$—	US	$3,071
Exploration	—		200,000		—

2006
Annual maintenance fees and dues			—		3,071
Exploration			500,000		—
	200,000	US	$700,000	US	$6,142

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

14.	SUBSEQUENT EVENTS

a)
On December 7, 2004 the Company announced that it had entered into a letter of intent with Minera San Jorge S.A. de C.V. (“MSJ”), a Mexican corporation, for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in the State of Jalisco, Mexico, and the other in Columbia. Under the letter of intent, the Company can acquire:

i)	a 60% interest in the Mexican project for a payment to MSJ of US$350,000; and

ii)	a 60% interest in the Columbian project (referred to as the Sur de Bolivar Projects) for a payment to MSJ of US$250,000 (disclaimed February 28, 2005. See below).

Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. If the Company elects to enter into an option agreement for either project, the advance will be applied to the agreement. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. (“Tumi”), a TSX Venture Exchange listed company. As at November 30, 2004 shares of Tumi closed at $0.99, representing a value of $247,500.

On February 28, 2005, the Company announced that it had elected to not pursue a property position through MSJ in Columbia. The Company also announced that the secured payment of US$150,000 to guarantee exclusive due diligence and right of first refusal on the projects would remain in escrow, pending a property acquisition decision in Mexico.

b)	On February 7, 2005, 20,000 options were exercised and paid for by a former director at $0.25 per share for total proceeds of $5,000.

c)
On February 28, 2005, the Company announced the signing of a letter agreement with Brett Resources Inc. (“Brett”) for the right to acquire a 60% interest in a 47km2 exploration license in eastern El Salvador covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. The terms of the letter agreement require both parties to enter into a formal binding agreement. The agreement is subject to approval by the TSX Venture Exchange and the board of directors. The Company can earn a 60% interest in the property by issuing 100,000 shares, and, over a five year period, paying US$200,000 to Brett and incurring US$2,000,000 on exploration. The amounts are spread out in an escalating fashion over the five year period. On signing the formal agreement, the Company will pay Brett US$20,000 and issue 50,000 common shares. The Company plans to complete a drill program as part of the first year’s US$200,000 work commitment.

d)	All share subscriptions receivable of $30,375 were received subsequent to year end.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

15.	SEGMENTED INFORMATION

The Company operates in a single industry segment, mineral acquisition, exploration and development. As the Company expenses its acquisition, exploration, and development costs, no assets outside of Canada are shown on the balance sheet. Thus, no capital asset geographic segment disclosure is made here. However, significant losses due to mineral property expenses are incurred outside of Canada. Consequently, the following segmented information is provided:

	2004	2003	2002

Net loss for the year- Canada	$(1,126,060)	$(235,416)	$(257,421)
Net loss for the year- Peru	(484,847)	—	—
Net loss for the year- US	(19,415)	(27,783)	(57,664)
Consolidated net loss	$(1,630,322)	$(263,199)	$(315,085)

Net loss for the year - Canada includes the permanent impairment of the investment in Clearant (see Note 6).

16.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

Stock-Based Compensation

The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2003, no compensation cost would have been recorded for any period under this method.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Stock-Based Compensation (cont’d...)

Prior to 2004, Canadian generally accepted accounting principles did not require the reporting of any stock based compensation expense in the Company’s consolidated financial statements.

The Company uses the Black-Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2004, cumulative compensation expense totaling $882,671 (2003 - $350,111; 2002 - $342,311) has been incurred. Cumulative compensation expense does not include the value of options granted and subsequently forfeited or exercised. In determining the fair value of the incentive stock options, the following assumptions, on a weighted average basis, were used:

	2004	2003	2002

Risk free interest rate	3.19%	1.50%	1.72%
Expected life	2 years	2 years	5 years
Expected volatility	164%	102%	102%
Expected dividends	—	—	—

The following is a summary of the status of stock options outstanding at November 30, 2004:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$0.25	20,000	4.25	$0.25	20,000	$0.25
$0.70	900,000	1.75	$0.70	750,000	$0.70

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

The following is a summary of the stock based compensation plan during 2004, 2003, and 2002:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding and exercisable at November 30, 2001	50,500	$7.40

Granted	126,250	0.68
Exercised	(18,750)	0.68
Forfeited	(50,500)	7.40

Outstanding and exercisable at November 30, 2002	107,500	0.68

Granted	50,000	0.96
Exercised	(56,250)	0.68
Exercised	(6,250)	0.96

Outstanding and exercisable at November 30, 2003	95,000	0.80

Forfeited	(16,250)	0.68

Repricing of all options- February 24, 2004	78,750	0.25

Granted	120,000	0.25
Granted	900,000	0.70
Exercised	(178,750)	0.25

Outstanding and exercisable at November 30, 2004	920,000	$0.69

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

Mineral properties

The Company’s policy of expensing acquisition, exploration and development costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US generally accepted accounting principles.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Trading securities and available-for-sale securities

Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

Under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), unrealized holding gains and losses for trading securities are included in statements of operations. Temporary unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders’ equity until realized.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

For the years ended November 30, 2004, 2003 and 2002, there were no other items of comprehensive income.

Loss per share

SFAS No. 128 “Earnings Per Share” simplifies the computation of (loss) per share by replacing the presentation of primary earnings per share with a presentation of basic earnings (loss) per share, as defined. The statement requires dual presentation of basic and diluted earnings (loss) per share by entities with complex capital structures. Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Recent accounting pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards 151 (“SFAS 151”) “Inventory Costs”. This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, “to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage)”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2006. The Company has determined that the adoption of SFAS 151 is not expected to have an impact on its results of operations or financial position.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”) “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”. This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007. The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

The impact of the above differences between Canadian and United States generally accepted accounting principles on consolidated statements of loss, as reported, is as follows:

	Cumulative amount from October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

Loss for the period in accordance with Canadian generally accepted accounting principles, as reported	$(6,549,330)	$(1,630,322)	$(263,199)	$(315,085)
Less: Compensation expense - stock options	(350,111)	—	(7,800)	(73,100)
Loss for the period in accordance with United States generally accepted accounting principles	$(6,899,441)	$(1,630,322)	$(270,999)	$(388,185)

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the consolidated statements of deficit, as reported, is as follows:

	Years Ended November 30,
	2004	2003	2002

Deficit in accordance with Canadian generally accepted accounting principles, as reported	$(6,549,330)	$(4,919,008)	$(4,655,809)
Cumulative compensation expense - stock options	(350,111)	(350,111)	(342,311)
Deficit in accordance with United States generally accepted accounting principles	$(6,899,441)	$(5,269,119)	$(4,998,120)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss per share, as reported, is as follows:

	Years Ended November 30,
	2004	2003	2002

Net loss for the period under United States generally accepted accounting principles	$(1,630,322)	$(270,999)	$(388,185)
Weighted average number of shares outstanding under United States generally accepted accounting principles (adjusted for 2004 roll-back)	6,732,969	1,908,609	1,428,195
Basic loss per share	$(0.24)	$(0.14)	$(0.27)

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
S
(Expressed in Canadian Dollars)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of shareholders’ equity, as reported, is as follows:

					Deficit
					Accumulated
	Capital Stock			Additional	during the
	Number		Subscriptions	Paid-In	Exploration
	of shares	Amount	receivable	Capital	Stage	Total

Shareholders’ equity as reported November 30, 2002	1,771,434	$4,820,016	$—	$—	$(4,655,809)	$164,207
Cumulative compensation expense - stock options	—	—	—	342,311	(342,311)	—
Shareholders’ equity in accordance with United States generally accepted accounting principles at November 30, 2002	1,771,434	4,820,016	—	342,311	(4,998,120)	164,207
Shareholders’ equity as reported November 30, 2003	2,149,559	4,995,516	—	—	(4,919,008)	76,508
Cumulative compensation expense - stock options	—	—	—	350,111	(350,111)	—
Shareholders’ equity in accordance with United States generally accepted accounting principles at November 30, 2003	2,149,559	4,995,516	—	350,111	(5,269,119)	76,508
Shareholders’ equity as reported November 30, 2004	10,551,142	8,991,903	(30,375)	532,560	(6,549,330)	2,944,758
Cumulative compensation expense - stock options	—	—	—	350,111	(350,111)	—
Shareholders’ equity in accordance with United States generally accepted accounting principles at November 30, 2004	10,551,142	$8,991,903	$(30,375)	$882,671	$(6,899,441)	$2,944,758

ITEM 19.    EXHIBITS

Exhibit Number

Page
1.1	Certificates of Name Change dated July 18, 1996 and October 17, 1996.	*
1.2	Certificate of Incorporation dated October 7, 1994.	*
1.3	Articles (Bylaws) of the Corporation	*
1.4	Amendments to Articles of the Corporation, dated July 18, 1996 and October 16, 1996	*
1.5	Certificate of Name Change and Amendment to Articles of the Corporation dated August 22, 2001	*
1.6	Certificate of Amendment and Name Change of the Corporation dated December 12, 2003	*
2.1	Option Agreements between the Corporation and Management, Employees and Director.	*
4.1	Mining Lease and Option Agreement between St. George Metals, Inc. and Triband Resource US Inc. dated June 29,1998	*
4.2	Letter of Engagement dated February 18, 1997 between the Corporation and Timothy J. Percival.	*
4.3	Option Assignment Agreement between Minera Koripampa del Peru S.A. and Wealth Minerals dated July 6, 2004	*
4.4	Property Agreement, MacKenzie Property	**
4.5	Employment Agreement, Gary Freeman	**
4.6	Employment Agreement, Rosalie Moore	**
5.1	Stock Option Plan	**
11.1	CEO Code of Ethics	*
11.2	CFO Code of Ethics	*
11.3	Directors and Officers Codes of Ethics	*
12.1 12.2 13.1 13.2	CEO 302 Certification CFO 302 Certification CEO 906 Certification CFO 906 Certification
* Indicates the named document has been previously filed and is incorporated by reference.
** Indicates the named document was previously filed with the Form 20-F on May 31, 2005.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WEALTH MINERALS CORP.

By: /s/ Gary R. Freeman
Gary R. Freeman,
Chief Executive Officer

Date: July 5, 2005