Form 20-F/A
Wealth Minerals Ltd.
filed 2005-11-01
CIK 1077640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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
WEALTH MINERALS LTD. (Formerly Triband Enterprise Corp.) (Exact name of Registrant as specified in its charter)
Alberta, Canada (Jurisdiction of incorporation or organization)
#1901 – 1177 W. Hastings St. Vancouver, B.C., V6E 2K3 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
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
√ Item 17 Item 18

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty.  When used in this Annual Report, the words “estimate,” “project,” “intend,” “expect,” “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the heading Item 3 “Risk Factors”.

EXPLANATORY NOTE

This 20-F/A is being filed by Wealth Minerals Ltd. (“Wealth”) as Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005 (the “Form 20-F”) and on July 6, 2005 (the “Form 20-F/A), for the purpose of filing a complete document including financial statements, and addressing certain comments raised by the Securities and Exchange Commission concerning those filings..

This 20-F/A combines both previous documents referred to above as originally filed, and includes amendments as follows:

1.

Item 5B – Liquidity and Capital Resources – certain figures relating to the year ended November 30, 2004 have been changed to agree to the financial statements;

2.

Item 3D – Stage of Development – additional comments provided by the Company’s certified independent geologist have been added to further explain the exploration process and related risks;

3.

Item 3D – General Exploration and Mining Risks – additional comments added concerning inherent risk, and to clarify that the Mackenzie property was examined in the field by our certified independent geologist;

4.

General – The Company does not disclose reserves as defined by Industry Guise 7, therefore the terms “develop”, “development” and “production” have been removed and replaced with references more consistent with our exploration stage;

5.

Item 4B – Business Overview – a reference to the Company’s “qualified person”, Mr. James Dawson, P. Eng., has been inserted, together with his certificate and  consent as Exhibit 4.7;

6.

Item 4D – Properties – disclosure concerning the Bet 1 to 23 in Nevada has been significantly reduced to reflect the fact that the Company has no plans to conduct any work on the property;

7.

Item 4D – Properties – new disclosure consistent with Industry Guide 7 has been inserted concerning the Mackenzie property in British Columbia, including a map shown as Exhibit 4.8;

8.

Item 4D – references to properties of other companies have been removed.

9.

Item 17 – Auditors Report – the report of Sadovnick Telford + Skov on the Company’s financial statements for the year ended November 30, 2004, dated March 10, 2005, has been amended to include a reference to the standards of the Public Company Accounting Oversight Board, and to eliminate reliance on the reports of any other auditors for any prior years.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F or the Form 20-F/A or reflect any events that have occurred after the filing of those documents.

Glossary of Terms

Ag	chemical symbol for silver
Antimony	a chemical element, chemical symbol Sb
Actinolite	calcium magnesium iron silicate hydroxide
arable land	land which is suitable for the cultivation of crops (farm land)
argillic clay formation	clay minerals formed by alteration of original rock
Argillite	a sedimentary rock comprised of siltstone, claystone or shale that has been compacted
Arsenic	a chemical element, chemical symbol As
Arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	Chemical symbol for barium
Barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
Batholith	a granitic body made up of multiple intrusions of igneous rock
Bi	Chemical symbol for bismuth
biotite granite	a granitic igneous rock containing large amounts of biotite
Bismuth	a chemical element, chemical symbol Bi
Calcarenite	clastic sedimentary rock containing calcium carbonite
calc-silicate minerals	a term referring to a group of minerals containing calcium and silica formed in a carbonate rock
carbonate-muscovite	a mixture of calcium carbonate and illite-muscovite clays in altered rocks
Chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
Chlorite	a greenish, platy, mica-like mineral containing iron, magnesium, aluminum and silica.
Cu	chemical symbol for copper
Epidote	a calcium, aluminum silica mineral, common in metamorphic rocks
FeOx	general chemical term for group of minerals containing iron and oxygen and/or water
Fluorite	a mineral composed of calcium and fluorine (CaF2)
Freibergite	rock composed of iron, copper, silver antimony, arsenic and sulfur
Granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents.
Granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents

Greenstone	iron and magnesium rich igneous rock whose composition has been changed in a sequence of sedimentary rocks.
Hematite	a mineral composed of iron and oxygen (Fe2O3)
Hg	chemical symbol for mercury
Hornfels	Hard compact rock that breaks into splintery fragments
Jarosite	a mineral composed of potassium iron, sulfur and oxygen (K, Fe3 (SO4)(OH)6
Lithocap	altered host rock
Lower Tertiary age	the early part of the Tertiary geological time period spanning 66 to 44 million years before the present
Mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	Era of geologic time spanning 245 to 66 million years before the present
Metasomatism	introduction of a fluid into a rock which totally changes the composition of the rock
Microcrystalline quartz	small crystals of the mineral quartz
Minerals	means a homogeneous naturally occurring chemical substance
Ore	means a mineral or aggregate of minerals which can be mined at a profit
Tremolite	calcium magnesium silicate hydroxide
Ma	chemical symbol for magnesium
Mo	chemical symbol for molybdenum
Palaeozoic	Era of geologic time spanning 570 to 245 million years before the present
Pb	chemical symbol for lead
plutonic rocks	igneous rocks formed below the earth’s surface
Porphyry	a rock composed of prominent crystals
Ppb	an abbreviation for units of measure in parts per billion
Ppm	abbreviation for units of measure in parts per million
pre-Tertiary	a term applied to rocks of geological events older than Tertiary Age (more than 66 million years before the present.
Product	means a metallic or non-metallic substance extracted from ore.
Proterozioc Era	2.5 million to 543 million years ago
Pyrite	a mineral composed of iron and sulfur (FeS2)
Pyritization	formation of the mineral pyrite in rocks
Pyrrhotite	a mineral composed of iron and sulfur (FeS)
quartz diorite	a plutonic igneous rock similar to granodiorite but with larger amounts of mafic constituents.
Quartz-ankerite	a mixture of quartz (SiO2) and ankerite (Ca, Fe, Mg) CO3 in altered rocks
Sb	chemical symbol for antimony
Selenium	a chemical element, chemical symbol Se
Scorodite	iron arsenic hydrogen oxygen – hydrated iron arsenage
Silicification	the introduction of or replacement by silica
Spalerite	zinc iron sulphide major ore of zinc
Stephanite	silver antimony sulfide and or of silver and as mineral specimens
Stockwork	metalliferous deposit characterized by the impregnation of the mass of rock with small veins or nests irregularly grouped
Tetrahedrite	copper antimony sulfide ore of copper or minor ore of silver
TM	Thematic mapping of ground in infared portion of the electromagnetic spectrum
Thallium	a chemical element, chemical symbol Tl
Tremolite	calcium magnesium silicate hydroxide
Ultramafics	group of igneous rocks containing very small amounts of silica and large amounts of magnesium and iron
vesicular basalt flows	a surface flow of dark gray volcanic rocks of mafic composition with open voids from gas bubbles
Vuggy silica	advanced argillic alteration
Zn	chemical symbol for zinc

TABLE OF CONTENTS

PART I

ITEM 1

   Identity of Directors, Senior Management and Advisors.

ITEM 2    Offer Statistics and Expected Timetable

ITEM 3    Key Information

ITEM 4    Information on the Company

ITEM 5    Operating and Financial Review and Prospects

ITEM 6    Directors, Senior Management and Employees

ITEM 7.    Major Shareholders

ITEM 8.

   Consolidated Statements and Other Financial Information

ITEM 9    The Offer and Listing

ITEM 10  Additional Information

ITEM 11   Quantitative and Qualitative Disclosures About Market Risk

ITEM 12   Description of Securities Other than Equity Securities

PART II

ITEM 13  Defaults, Dividend Arrears and Delinquencies

ITEM 14  Material Modifications to the rights of Security Holders and Use of Proceeds

ITEM 15 Controls and Procedures

ITEM 16A Audit Committee Financial Expert

ITEM 16B Code of Ethics

ITEM 16C Principal Accountant Fees and Services

PART III

ITEM 17  Financial Statements

ITEM 18   Financial Statements

ITEM 19   Exhibits

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following tables set forth the average rates of exchange for the Canadian dollar, expressed in U.S. dollars, for the previous five years and  the high and low exchange rate for the last six months in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  Prices based on the Corporation’s fiscal year end (November 30), and quoted in U.S. Dollars.

2004

2003

2002

2001

       2000

Average Rate During Period	$0.7815	$0.7600	$0.6400	$0.5477	$0.6579

Dec. 2004

Jan. 2005

Feb 2005

Mar. 2005

Apr.  2005

May 2005

 High

$0.8433

$0.8342

$0.8131

$0.8313

$0.8232

$0.8083

Low

$0.8056

$0.8051

$0.8024

$0.8024

$0.7956

$0.7886

The end of day rate at the close of business on May, 27 2005 was $0.7947.

3.A

SELECTED FINANCIAL INFORMATION

The selected historical financial information presented in the table below for each of the years ended November 30, 2004, 2003, 2002, 2001 and 2000 is derived from the audited consolidated financial statements of the Company.   The audited financial statements for the Company for the years ended November 30, 2004, 2003 and 2002 are included in this Filing.  The selected historical financial information for the years ended November 30, 2001 and 2000 presented in the table below are derived from audited financial statements of the Company that are not included in this Filing.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

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

SELECTED FINANCIAL DATA, CANADIAN GAAP

Selected Financial Data (Canadian GAAP)

	Year Ended 2004 $	Year Ended 2003 $	Year Ended 2002 $	Year Ended 2001 $	Year Ended 2000 $
Revenues	-	-	-	-	-
Exploration Expenses	502,262	27,783	57,664	19,293	88,823
Depletion, Depreciation and Amortization	2,438	2,974	3,047	3,097	4,376
General and Administrative Expenses	533,709	233,344	253,549	225,434	280,157
Other Income	15,749	902	1,902	1,892	194,209
Net Income (Loss)	(1,630,322)	(263,199_)	(315,085)	(679,437)	(1,114,168)
Per Share	(0.24)	(0.03)	(0.06)	(0.24)	(0.42)
Working Capital	3,035,983	79,317	144,385	82,049	160,558
Deferred Exploration Expenses	-	-	-	-	-
Other Assets	13,344	37,735	40,709	38,920	27,565
Long-Term Liabilities	-	-	-	-	-
Shareholders Equity	2,994,748	117,052	185,094	118,964	613,144

SELECTED FINANCIAL DATA US GAAP

	Year Ended 2004	Year Ended 2003	Year Ended 2002	Year Ended 2001	Year Ended 2000
Revenues	-	-	-		-
Exploration Expenses	504,262	27,783	57,664	19,293	88,823
Depletion, Depreciation and Amortization	2,438	2,974	3,047	3,097	4,376
General and Administrative Expenses	533,709	233,344	253,549	225,434	704,826
Other Income	15,749	902	1,092	1,892	7,424
Basic Net Income (Loss)	(1,630,322)	(263,199)	(388,085)	(679,437)	(1,274,379)
Per Share	(0.24)	(0.03)	(0.07)	(0.24)	(0.48)
Working Capital		79,317	144,385	82,049	160,558
Deferred Exploration Expenses	-	-	-	-	-
Other Assets		37,735	40,709	36,915	452,586
Long-Term Liabilities		-	-	-	-
Shareholders Equity	2,994,758	117,052	185,094	14,355	568,772

3.B

RISK FACTORS

Certain Risks of Operation

Our business is subject to a number of material risks which may affect the Company’s future financial performance, including risks customarily encountered by early-stage mining companies.

General Exploration and Mining Risks

Operating Risks

The exploration of mineral properties is a high-risk industry.  Presently, none of our properties have a known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.  We rely significantly on independent consultants and other professionals for exploration  expertise.  The Company is an exploration stage company (see explanation below), and as such, there can be no assurance that a commercially viable mineral deposit exists on any of its properties. Further exploration will be required on all of our properties before a final evaluation as to the economic, legal and environmental feasibility of each is determined.

Risks Related to Property Acquisition Agreements

On May 4th, 2005, the Company announced that it has entered into an agreement to acquire a 100% interest in the Mackenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate.  The Mackenzie Project is located 150 kilometers north of the city of Prince George. The property has been visited and examined by the Company’s independent engineer, Mr. James Dawson.

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

Volatility in Mineral Prices

The cost of exploring gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment.

Employment Contracts/Reliance Upon Officers

The Company has not entered into an employment contract with all of its executive officers.  The company is largely dependent upon the personal efforts and abilities of its corporate officers.  The loss or availability to the Company of these individuals may have materially adverse effects upon the Company’s business.

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Province of Alberta, Canada, and some of its directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities and Exchange Act of 1934 as amended.  Furthermore, it may be difficult for investors to enforce judgments of the United States Courts based upon civil liability provisions of the United States Federal securities laws in a Canadian court against the Company or any of the Company’s non-United States resident officers or directors.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities.

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

Our Common Shares are presently considered “penny stock” under these criteria.  Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the Common Shares for purchase by their customers, and require that such brokers and dealers must make a special suitability determination of each purchaser and must have received the purchaser's written consent to the transaction prior to the sale.  Consequently, the Penny Stock Rules may affect the ability of brokers and dealers to sell the Common Shares and may affect the ability of purchasers to sell any of the Shares acquired hereby in the secondary markets.

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

We have limited financial resources, with no assurance that sufficient funding will be available for future exploration  or to fulfill our obligations under current agreements.  There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects.  Our accumulated deficit as at November 30, 2004 was $6,549,330.

A company acquires mineral properties by either carrying out its own conceptual research and staking such properties or, by optioning a promising property from others.  The first thing that must be done (if not already), is to evaluate the property’s potential in a preliminary manner by reconnaissance mapping, soil or rock sampling and perhaps detailed geological surveys.  These surveys delineate the prospective area(s) on the ground and the next step is to evaluate them more carefully by detailed work – trenching, detailed geological mapping and very closely spaced sampling.  Ground geophysical surveys may also be carried out at this point to get an idea of the third dimension.  If these surveys are positive then the next step is drilling; reconnaissance at first then contingent upon success, much more closely spaced.  If results continue to be positive, with extensive drilling and surface sampling, it is possible to calculate a resource and ultimately a reserve.  As part of the reserve calculation, metallurgical studies are undertaken to obtain an idea of the potential recovery of the metals from ores and the cost of doing so.  At this time, various baseline environmental studies are undertaken as well as discussions with various stakeholders – government, ranchers, farmers, indigenous people to get their input on a mining operation in the region.  The next step is a pre-feasibility study to see if the project is viable at current or projected metal prices.  If this is positive, the final step is a bankable feasibility study and discussions with lenders who hopefully will finance the project.

It is important to understand that mineral exploration is a very high risk business and the vast majority of properties fail because of insufficient size, low grade or high costs due to lack of infrastructure or demands by stakeholders.

Therefore at least 75% of properties do not advance beyond the trenching and preliminary drilling stage, accordingly, the Company only makes a decision to proceed to any successive phase of exploration after fully evaluating and analyzing the results of all programs carried out to that point

The succession of success-contingent exploration phases takes anywhere from 6 to 10 years on average if the project ultimately becomes a mine.

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

General Operating Hazards

Permits and Licenses

Our operations require licenses and permits from various governmental authorities.  There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Company’s projects.

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

Significant Uncertainties

We currently do not have any producing mineral properties but are seeking mineral property prospects.  These projects may be subject to substantial regulatory requirements, financing needs, and economic uncertainties.  There is no assurance that we can raise the additional funds necessary to complete the exploration work and, if warranted, bring any property into production.  There is also no assurance that the property will prove to be profitable if it is brought into production.

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

ITEM 4

INFORMATION ON THE COMPANY

4. A

HISTORY AND DEVELOPMENT OF THE COMPANY

Wealth Minerals Ltd. (the “Corporation”) was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd.  On February 10, 1995, 627743 Alberta Ltd. changed its name to Triband Capital Corp.  On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation to reflect its business in mineral exploration.  On August 22, 2002, the Corporation changed its name to Triband Enterprise Corp. as it was contemplating business acquisitions which were not associated with mineral exploration.  On January 14, 2004, the Corporation changed its name to Wealth Minerals Ltd. to reflect its renewed focus on mineral exploration.   The authorized capital consists of an unlimited number of common shares (“Common Shares”) and an unlimited number of preferred shares, without par value.  As of the fiscal year end, November 30, 2004,  there were 10,551,142 common shares issued and outstanding.   As of May 27, 2005 there are 10,783,642 common shares issued and outstanding.

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

In May of 2005, the Company announced that it had entered into an agreement to purchase the Mackenzie Property in Central British Columbia (see Exhibit 4.8 for location map).  This agreement is discussed in Item 4.D “Property, Plants and Equipment”.

The Company retains a 100% ownership of the patented BET 1-23 claims in Nevada.   The Company does not plan any exploration activities on the BET claims in fiscal 2005 but will continue to evaluate any joint venture opportunities with respect to those claims..

In June of 2004, the Company entered into an option assignment agreement (the “Option Agreement”) with Minera Koripampa del Peru S.A. (“Koripampa”) whereby the Company obtained the right to acquire a 100% interest in certain mineral rights in Peru (the “Amata Property”) which were originally granted to Koripampa by Rio Tinto Mining and Exploration Limited (“Rio Tinto”) pursuant to a Letter of Understanding (the “LOU”) between Koripampa and Rio Tinto.

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

The table below illustrates our expenditures on exploration activities for the last three fiscal years.  The figures below have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Under Canadian generally accepted accounting principles the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are costs for projects not yet determined by management to be commercially feasible.  Except as stated above and explained in Note 11 of our financial statements, the figures below are consistent with U.S. GAAP.

To May, 2005 $		2004 $	2003 $	2002 $	2001 $
General Exploration		110,262	52,482	57,664	19,293
Acquisition Costs	140,000	394,000	68,390	-	-

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

We employ certified independent geological consultants to extract samples from the properties who utilize certified independent laboratories for the testing of samples taken from the Nevada properties in order to ensure the validity and integrity of samples taken.  To the extent necessary, we will practice the same controls necessary on our British Columbian property.  We utilize the services of a director and of independent certified geologists to review the laboratory results and order additional tests from independent laboratories to verify results. The qualified person who directs our exploration program is James M. Dawson, P.Eng.  He coordinates the work of a group of independent contractors and consultants who carry out the field work.  A certificate of Mr. Dawson’s qualifications is attached.  This certificate includes a consent clause  (see Exhibit 4.7).

Change of Business

During the fiscal year 2004 there was no change of business contemplated.

In April 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding our intention to change our business.  The results of the Company’s due diligence indicated that it was not feasible for the Company to change its business direction and accordingly focused on mineral exploration since December 2000.

We intend to continue to review potential business opportunities in mining exploration.

Investments

On December 15, 2004, Wealth entered into a letter of intent with Minera San Jorge S.A. de C.V. (“MSJ”), a Mexican Corporation for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in Mexico, and the other in Colombia The Company announced on May 20, 2005 that it does not intend to pursue the MSJ acquisitions.  For details of the letter of intent, please see Item 4.D “Property Acquisition – Minera San Jorge – Properties in which the Company no longer has an interest”.

On February 28, 2005, Wealth announced the signing of a letter agreement with Brett Resources Inc. (“Brett”) for the right to acquire a 60% interest in a 47 square kilometer exploration license in eastern El Salvador, covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. The Company announced on May 20, 2005, that it does not intend to pursue the Brett acquisition. For details of this letter agreement, please see item 4.D “Property Acquisition – Brett Property – Properties in which the Company no longer has an interest”.

In June of 2004, the Company entered into an option assignment agreement (the “Option Agreement”) with Minera Koripampa del Peru S.A. (“Koripampa”) whereby the Company obtained the right to acquire a 100% interest in certain mineral rights in Peru (the “Amata Property”). In consideration of the assignment of this option to Wealth Minerals, Wealth Minerals paid $100,000 (USD) in May, 2004, and issued 200,000 common shares issued upon closing of the agreement in June, 2004. The Company announced on May 20, 2005, that it did not intend to pursue the Amata Agreement. For details of this agreement, please see Item 4.D , “Property Acquisition, Amata Project  - Properties in which the Company no longer has an interest.”

On May 4th, 2005, the Company announced that it had entered into an agreement to acquire a 100% interest in the Mackenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate.  The Mackenzie Project is located 150 kilometers north of the city of Prince George.  For details of this agreement, please see Item 4.D “Property Acquisition – Mackenzie Project”.

4.C

INTERCORPORATE RELATIONSHIPS

We have one wholly owned, direct subsidiary: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997.  The registered office of Triband Resource US Inc. is located at, 6121 Lakeside Dr., Suite 260 Reno, Nevada.

4.D

PROPERTIES, PLANTS AND EQUIPMENT

In 2001 and 2002 we abandoned certain claims in the Battle Mountain and Whisky Canyon area in Nevada for economic reasons. The Company felt that further exploration work on these claims would not be economically feasible as it was determined that exploration work on these claims would not yield any significant results.  The Company decided to concentrate on the Betty O’Neal claims at that time as exploration and mining activity in this area had shown some positive results in the past.   The only obligation we had was to the Battle Mountain State Mortgage Bank with respect to the lease of the Betty O’Neal claims until July of 2004.  We were obliged to pay the Battle Mountain State Mortgage Bank a total of $18,000 USD per year in $9,000 USD increments, due in July and February of each year.  In May of 2004 the Company notified the Battle Mountain State Mortgage Bank that it did not intend to renew its obligations with respect to the Betty O’Neal Claims.  A further US$25,000 due July 9, 2004 was not paid at that time and the Company terminated its intent to earn an interest in the claims.  The Company continues to maintain the BET 1-23 claims; however, there is no exploration work on these claims contemplated at this time.

We are in the exploration stage and the properties are presently without a known body of commercial ore.  Our principal mineral properties are the following.

A.  BET Claims 1 - 23 - Lander County, Nevada, USA

The Company owns 23 BET Claims which it located in 1997 bordering the Betty O’Neal patented claims on the Whisky Canyon property which the Company had under option until July of 2004.  The Company did not renew its option on the Whisky Canyon property in July of 2004.

Location and Introduction

The BET Claims 1 - 23 (“the BET Claims”) are located along the northwest flank of the Shoshone Range approximately 12 miles southeast of Battle Mountain, Lander County, Nevada, USA

Property Acquisition

The BET Claims 1 – 23 were claimed by the Company in 1997.  We maintain our interest in the BET claims via yearly payments of $2,875 to the Bureau of Land Management in Battle Mountain, Nevada payable in September of each year and payments of $199 to the Lander County Recorder to hold the claims each year in September.  We have no further work commitments on the BET 1-23 claims.

Mineralization

Two main types of mineralization are present on the BET Claims 1 - 23:  1) a silver-base metal type, and 2) a gold-silver-arsenic type with minor base metals.  The two types show an apparent regional zonation.  Type 1 is the most common and strongest or best developed from the BET Claims.  The type 2 is prominent at the BET Claims and southward into Rocky Canyon.

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

Present  and Future Exploration Activities

Other than a site visit in fiscal 2005, the Company has performed no exploration work on the BET Claims.  The Company does not currently have any exploration work planned on the BET claims for fiscal 2005, as they are no longer consistent with the Company’s exploration profile.  The Company may  explore joint venture opportunities for these claims.

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

Location and introduction

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

The project is underlain by Upper Proterozoic sedimentary rocks of the Misinchinka Group and lies immediately east of the Rocky Mountain Trench.  As such, it falls within the “transition zone” between areas with potential for traditional “hard rock” metallic mineralization and the oil and gas producing areas of the West Canada Basin.  For this reason, it seems to have been neglected by both hard rock prospectors and petroleum explorers.

The area was chosen for preliminary gold prospecting because of the presence of exhalite type iron formation, the lack of any government regional geochemical sampling coverage, the documented occurrence of old gold placers and the poorly known nature of the dominant host rocks, the Misinchinka Group.

Additional relevant information is as follows:

a)

Access to some of the claims is by logging roads from the town of Mackenzie.  However the bulk of the property must be accessed by helicopter.  Nevertheless existing roads and infrastructure are generally within 20 to 40 km from any part of the property and construction of additional access roads would not be a large expense.

b)

The only conditions that must be met in order to retain title is that assessment work to the value of $4.00 per hectare must be completed for the first three years and then $8.00 per hectare thereafter.  The claims are currently in their first year of tenure.

c)

A work program began on the properties on August 1, 2005.  This work has consisted of reconnaissance and detailed stream sediment and soil sampling to delineate areas of anomalous gold content.  At the same time geological mapping has been carried out to establish controls and areas of potentially significant mineralization.  This program is still in progress and will continue at least until October 15, 2005.  The present condition of the properties is that they are virgin coniferous forest portions of which have been and are being logged.  The nearby town of Mackenzie supports two producing pulp and paper mills.

d)

There is no plant or equipment on the properties.

e)

There is no physical equipment.  Infrastructure is good with all support facilities being available in the town of Mackenzie which has paved road access, abundant power as well as an airport and available commercial planes and helicopters.

f)

The properties are at an early part of the first phase of evaluation.  When this phase is completed (estimated October 15, 2005), the data will be collected and evaluated and a report produced by December 31, 2005.  This report will either recommend further work or the termination of exploration activities.

g)

The total cost incurred for exploration to date was $21,774. Since that date, acquisition costs of $178,000 (cash and shares)has been paid. We expect to incur further exploration costs of a pre-program nature of up to $250,000.

h)

The property if viable would obtain power from the BC power grid, which could be extended from the town of Mackenzie.  Abundant water is available on all parts of the property.

i)

The properties are without known reserves and the proposed program is exploratory in nature.

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

Properties in which the Company no longer has an interest

A.

 Amata Project

In June 2004 the Company entered into an option assignment agreement (the “Option Agreement”) with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company obtained the right to acquire a 100% interest in certain mineral rights approximating 10,300 hectares and situated in the Department of Moquegua, Coalaque District, Peru (the "Amata Property") originally granted to Koripampa by Rio Tinto Mining and Exploration Limited ("Rio Tinto") pursuant to a Letter of Understanding ("LOU") between Koripampa and Rio Tinto.  Pursuant to the Option Agreement, the Company assumed all of the rights and obligations under the LOU.  In order to exercise its option to acquire the Amata Property, the Company was required to complete work expenditures and submit payments to Rio Tinto in accordance with the following tables:

Period	Work Expenditure US$
Year to first anniversary of the LOU (June 2005)	$200,000
Year to second anniversary of the LOU (June 2006)	$500,000
TOTAL	$700,000

Due Date	Payment US$
On signing the LOU	$100,000(paid)
1 June, 2005	$150,000
1 June 2006	$750,000
1 June 2007	$1,000,000
1 June 2008	$2,00,000
TOTAL	$4,000,000

Pursuant to the Option Agreement and in consideration thereof, The Company paid $100,000 (USD) and issued 200,000 common shares of the Company to Koripampa. The Company did not comply with the annual work expenditure programs in the first year of the contract.  The Option Agreement will automatically terminate and the Company will have not further right or obligation to the property as of June, 2005, including the above work expenditures and payment due June, 2005.  On May 20, 2005 the Company announced it would not be proceeding with this property as further investigation did not merit any expenditures with respect to exploration on the property.  The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the Mackenzie Property.

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

 Brett Property

On February 28, 2005, Wealth announced the signing of a letter agreement with Brett Resources Inc. (“Brett”) for the right to acquire a 60% interest in a 47 square kilometer exploration license in eastern El Salvador, covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system.  On May 20, 2005, the Company announced that it would not be proceeding with the Brett Property. Further investigation of the property did not merit any exploration at the present time.  The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the Mackenzie Property.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A

RESULTS OF OPERATIONS

The discussion and analysis in this section compares the operating results of the year ended November 30, 2004 to the year ended November 30, 2003, and the year ended November 30, 2002 to the year ended November 30, 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17, Financial Statements.  At the present time the Company’s expenditures consist of general and administrative costs, and exploration expenditures.  The Company presently has no production from its interest in exploration concessions and has no significant revenue items.

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

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S. currencies.  The Corporation’s expenses are denominated in both Canadian and U.S. currencies.

The following discussion of the operating results and financial position should be read in conjunction with the consolidated financial statements (and related notes).

Year Ended November 30, 2004

During the year ended November 30, 2004 the Company incurred a loss of $1,630,322 compared to a loss of $263,199 in the prior year. The loss in 2004 increased by $1,367,123 and was primarily comprised of the following: Stock-based compensation ($549,360), exploration costs (increase of $476,479) and consulting fees (increase of $155,316). These items account for $1,181,155 (86%) of the increase. During 2003 and 2002, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. In 2004, the Company moved to its current address at #1901 – 1177 West Hastings St., Vancouver, B.C., completed four private placements and entered into new property agreements. As a consequence, general administrative expense categories also increased. Listing and transfer agent fees increased fourfold to $81,156 from $20,730 primarily due to costs associated with the private placements. Professional fees and travel both almost doubled to $86,837 and $44,237 respectively, from $52,900 and $24,702.

Total consulting fees of $238,116 include $156,500 from related parties (see “Transactions with Related Parties” below). Other consulting fees and salaries were $81,616 (2003 - $22,800). Remuneration to related parties was comprised of $125,000 to the former President, $22,500 to the President, and $4,000 to the CFO. Included in the $125,000 to the former President is a $60,000 severance fee for stepping down upon the appointment of a new President.   All payments made to Rosalie Moore were made under the terms of her contracts attached hereto as Exhibit 4.6.  All payments for services were made to Gary Freeman under his contract attached hereto as Exhibit  4.6 .  The lump sum payment paid to Mr. Freeman when he stepped down as President was made pursuant to a Board Resolution passed September 27, 2004.

Travel expenses were incurred primarily by directors in respect of completing private placement financings, for general corporate purposes, for attendance at two trade shows, and for property investigations.

The Company incurred acquisition and exploration costs of $504,262, comprised of $484,847 on the Amata Project in Peru, and $19,415 on the Nevada, USA claims as follows:

	Amata Project, Peru	Betty O’Neal claims, Nevada	BET 1-23 claims, Nevada	Total

Acquisition costs	$ 381,970	-	-	$ 381,970
Taxes and fees	44,636	-	-	44,636
Claim and filing fees	-	11,719	4,033	15,752
Geological consulting	23,278	-	-	23,278
Insurance	-	3,663	-	3,663
Surveying	21,756	-	-	21,756
Travel	13,207	-	-	13,207

Total	$ 484,847	15,382	4,033	$ 504,262

The Amata project acquisition costs are comprised of a cash payment of US$100,000 and the issuance of 200,000 common shares at a fair value of $1.22 per share. The other costs were incurred as a result of examining and evaluating the property.  (Refer to “Investments” above).

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents’ warrants were issued. As a result of the options granted, $549,360 was recorded as a credit to contributed surplus.  As a result of the exercise of stock options during the year, $16,800 was debited to contributed surplus and credited to the value of the options exercised.

Net loss for the year ended November 30, 2004 under US GAAP was $1,630,322 (2003 - $270,999 2002 - $388,185).  The comparison of loss per Canadian GAAP was calculated as follows:

2004

2003

2002

Loss for the year per

Canadian GAAP

$1,630,322

$263,199

$315,085

Compensation expense on

Granting Stock Options (1)

$549,360

$350,111

-

Acquisition of Mineral

Properties(2)

$476,439

-

$

Write off of mineral

Properties under CDN

GAAP

-

-

$

Loss for the year

Under US GAAP

$1,630,322

$270,999

$388,185

(1)

Statement of Financial Accounting Standards No 123 (“SFAS No. 123”), entitled “Accounting for Stock Based Compensation”, published by the U.S. Financial Accounting Standards Board, requires a company to establish fair market value based methods of accounting for stock based compensation plans.  Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company’s financial statements.

For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing model to determine the fair market of all incentive stock options at the grant date.

(2)

Under Canadian generally accepted accounting principles, the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are costs for projects not yet determined by management to be commercially feasible.

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

Options to Purchase Securities from Registrant or Subsidiaries

As at February 27, 2002 we cancelled all previously outstanding stock options and issued rights to purchase or acquire an aggregate of 505,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed in Item 6.B “Director and Employee Stock Options”.  The closing market price of the Common Shares on November 30, 2003 on the TSX Venture Exchange was $0.17. In February, 2004, the Company re-priced all existing stock options to $0.25 per share.   In February, 2004, the Company issued 120,000 stock options exercisable at $0.25 per share to directors, officers and a consultant of the Company.  In September, 2004, the Company issued 900,000 stock options exercisable at $0.70 per share to directors, officers and a consultant of the Company.  In May, 2005, the Company announced that it will issue 560,000 incentive stock options at $0.70 per share.  These options have not yet been assigned.

5.B

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been from the sale of our Common Shares through private placements and the exercise of incentive stock options and share purchase warrants.  We have no revenue from mining to date and do not anticipate mining revenues in the foreseeable future.  We believe that we have adequate working capital to proceed with the Company’s planned exploration programs.

We have no loan agreements or other current financing plans to raise additional capital.  However, the Board of Directors may seek to increase the exploration budget through private placements if we receive positive geological results warranting future exploration.

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Corporation’s liquidity are substantially determined by the success or failure of the Corporation’s exploration programs or the future acquisition of projects.

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

In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder’s fee was issued.  G.F. Consulting Corp., a company owned by Gary Freeman purchased 100,000 units under this private placement.  Mr. Freeman exercised 100,000 of these warrants on May 26, 2005.  The balance of these warrants expires in November, 2005.  Jerry Pogue, a director of the Company, purchased 100,000 units under this private placement.

During the year ended November 30, 2004, we used $ 1,184,085 of our cash resources for operating activities and $5,731 in investing activities.  These activities were funded by initial cash balance on hand at the beginning of the year and funds raised during the year.  During the fiscal year, we received $3,765,487 from common share issuances, excluding property acquisitions and other transactions.  In February, 2004, the Company issued 850,000 units at $0.24 for proceeds of $204,000. Warrants to purchase an additional 425,000 shares at $0.35were issued on the private placement, these warrants expire August 26, 2005.  In March of 2004, the Company issued 2,500,000 units at $0.27 for proceeds of $675,000.  Warrants to purchase 1,250,000 common shares at $0.35 were issued on this private placement.  These warrants expire in March, 2006.  In May of 2004 the Company issued 3,010,000 units at $0.54 for proceeds of $1,625,400.  Warrants to purchase 1,625,000 shares at $0.80 were issued on this private placement.  These warrants expire in May, 2006.  In September 2004, the Company issued 1,306,250 units at $0.80 for proceeds of $1,045,000.  Warrants to purchase 1,045,000 shares at $1.00 were issued on this private placement.  These warrants expire in March, 2006.  The Company received $123,900 from the exercise of warrants and $44,687 from the exercise of options.  Subsequent to year end, the Company received $10,000 from the exercise of options and $42,000 from the exercise of warrants.    Subsequent to year end, in May 2005, the Company announced it would be issuing 1,000,000 common shares at $0.56 by way of private placement.  Warrants to purchase an additional 500,000 common shares at $0.70 are attached to this private placement.  These warrants expire in May 2007.

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

Less than one Year

1 – 3 Years

3-5 Years

More

Than 5 yrs

Contractual Obligations

$300,975

$25,000

$25,000

$25,000

See Note 2

Capital (Finance) Lease Obligations

N/A

N/A

N/A

N/A

Purchase Obligation

See Note 1

See Note 1

N/A

Other Long Term Liabilities Reflected

In the Company’s Balance Sheet under

GAAP of the primary financial statements

N/A

N/A

N/A

N/A

Note 1.

In July 2004 the Company paid 200,000 common shares at a deemed price of $1.22 (CDN) per share to the principal of Minera Koripampa del Peru in consideration of the Company’s option assignment agreement for the Amata Project in Peru.    The Company is also obliged to make certain future payments which payments are detailed in Item 4.D (E) “Mackenzie Project”.  On May 20, 2005, the Company announced that it would not be proceeding with the Amata Project, the Brett Property or the Mexican Property under the MSJ agreement.

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

Name, Municipality of Residence and Position with Corporation	Principal Occupation during the Past Five Years	Number of Common Shares of the Corporation beneficially owned or directly/ indirectly controlled (2) (3)	Percentage of Issued Share Capital (3)
GARY FREEMAN (1) Vancouver, British Columbia Canada Vice President and Director Sept . 2004 to present President and Director from March 1999 to Sept. 2004 Acting President and CEO from March 2005, to Present.

President and Director of Wealth Minerals Ltd.  from March, 2000 to September, 2004.  Mr. Freeman has been in the investment community for over 18 years and has been responsible for the financing of many public companies, such as  Lion Lake Resources, Palmer Resources and Indico Technologies.   He  has worked  in the development and the structuring of projects from early stages.  Mr. Freeman began working with Wealth Minerals Ltd. in 1996 and had worked as project co-coordinator on a contract basis.  Mr. Freeman dedicates 100% of his time to the Company in the areas of business development, funding, property acquisition, personnel, and investor relations.

		297,657 direct 613,257 indirect	8.6%
JERRY G. POGUE (1) Vancouver, British Columbia Canada President and CEO from 1996 to March 1999, Director from March 1999 to present	Past President of Wealth Minerals Ltd. Mr. Pogue is a self-employed business consultant and has been a financier since 1994. Mr. Pogue was previously the President, CEO, Chairman and a Director of Palmer Resources Ltd. from May, 1996 to February, 1999; Prior to 1994 was a Registered Representative with National Securities Corp., Seattle, WA, USA from 1981 to 1993 Mr. Pogue dedicates approximately 25% of his time to the Company in business development, finance, property acquisition and personnel.	361,405	3.3%
GIL ATZMON, (1) (4) San Antonio, Texas February 2004 to January 2005	Director and Corporate Secretary of the Company since February, 2003. Mr. Atzmon is presently an independent Corporate Finance Consultant. In the past, Mr. Atzmon has served as the VP of Corporate Development for two publicly listed companies, Ivanhoe Mines and Dayton Mining, both located in Vancouver, BC. Mr. Atzmon has worked in the investment community as a mining equity portfolio manager and in institutional sales. Mr. Atzmon holds a Masters in Energy and Mineral Resources from the University of Texas at Austin and a Bachelors in Geology and Geography from Columbia University.	15,000	0.001%
MICHAEL BARTLETT(1) Florida, USA Director 1996 to present

President and Owner of Leisure Capital & Management Inc., a company which specializes in the pre-development, start-ups in innovative strategic, conceptual, economic and financial solutions from 1989 to present; from 1998 director, chairman and President of Indico Technologies Corporation, a public company trading on the TSX Venture Exchange; from 1996 to present, President & CEO of Creative Entertainment & Technologies, Inc., a public company trading on the TSX Venture Exchange; from January 1995 to 1996 President and CEO of National Maritime Authority.  Mr. Bartlett dedicates approximately 10% of his time to the Company in the areas of business development.

		Nil	N/A
JON LEVER (1) Vancouver, B.C., Chief Financial Officer Sept 2004 to Present

Mr. Lever has been a Certified Management Accountant since October 1991. President, Lever Capital Corporation since September 1995, a private company providing financial and operations management, and regulatory and internal financial reporting for public companies. CFO of Lalo Ventures Limited since February 20, 2004, and CFO of Tournigan Gold Corporation since April 1, 2004. Both companies are involved in mineral exploration and are listed on the TSX Venture Exchange. Former director of Finance, Digital Pioneer Technologies Corp., a private technology equipment manufacturer, from April 2000 to April 2002. Former director of Consolidated Agarwal Resources Ltd., a public issuer not currently trading, from February 26, 2001 to December 31, 2003. Former director of Player Petroleum Corporation, a public oil and gas producer, from January 1996 to March 1999.  Mr. Lever dedicates 20% of his time to the Company as the Chief Financial Officer

		50,833.004%

ROSALIE MOORE(1) Vancouver, B.C. President, Director(5) Sept. 2004 to March, 2005

Rosie Moore obtained her M.S. Geology from Kent State University in Kent, Ohio.  Ms. Moore has worked as a geologist for Texaco Inc. in Louisianna, Touchstone Resources in Nevada, Ivanhoe Capital Corporation of Vancouver and Minera ABX Exploraciones of Cajamarca, Peru.  Ms. Moore was the Manager, Geological and Technical Services for Diamond Fields Resources of Vancouver.  Ms. Moore has also served as a Mining Analyst for the Natural Resource Group at Yorkton Securities in Vancouver and is the past Vice President of Corporate Relations of Pan American Silver Corp., of Vancouver, B.C.  Most recently, Ms. Moore was the Vice President of Corporate Development at Bear Creek Mining Corporation in Vancouver.

Ms. Moore dedicates 100% of her time to the company as its president and geological expert.

		300,000	2.8%
HENK VAN ALPHEN,(1) Vancouver, B.C., Director September 2004 to present	Henk Van Alphen has 23 years experience in the mining business as an exploration contractor and as the former President of Pacific Rim Mining. He is currently the President of Cardero Resources Ltd., of Vancouver B.C. a TSX Venture listed company. Mr. Van Alphen dedicates approximately 25% of his time to the Company in the areas of business development, property acquisition and finance.	450,000	4.2%
KATHLEEN MARTIN Vancouver, B.C. Corporate Secretary March 2005 to present

Ms. Martin is an independent corporate finance consultant, with 20 years experience in the public markets.  She is the past CEO and founder of Voyageur Film Capital now a CNQ listed Company called Creation Casinos.  She is a director of Learnsoft Corporation and TSX Venture listed company. She is the President of St. Andrew’s Finance Ltd. a private Vancouver based company specializing in corporate finance and debt re-organizations.  Ms. Martin dedicates 20% of her time to the Company in the areas of corporate administration, governance, and regulatory compliance

		Nil	N/A

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

We have entered into an agreement with Gary Freeman to provide investor relations.  Please see 6.B “Termination of Employment, Changes in Responsibility and Employment Contracts”.

 6. B

 COMPENSATION OF DIRECTORS AND OFFICERS

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three completed fiscal years in respect of the Company’s directors and members of its administrative, supervisory or management bodies.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Gary R. Freeman, Director	Nov 30/04 Nov 30/03 Nov 30/00	$65,000(4) $60,000 $60,000	Nil Nil Nil	$60,000(4) Nil Nil	Nil 35,000(2) 250,000	Nil Nil	Nil Nil	Nil Nil
Jerry G. Pogue, Director	Nov 30/04 Nov. 30/03 Nov. 30/02	$8,720 Nil Nil	Nil Nil Nil	$24,000 Nil Nil	Nil 25,000(2) 90,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Michael Bartlett, Director	Nov 30/04 Nov 30/03	Nil Nil	Nil Nil	Nil Nil	Nil 20,000(2)	N/A N/A	N/A N/A	N/A N/A
Gil Atzmon, Director(1)	Nov 30.04 Nov 30/03	Nil Nil	Nil Nil	Nil Nil	N/A 20,000(2)	N/A N/A	N/A N/A	N/A N/A
Rosalie Moore Director, President(3)	Dec 04 to Mar 05 Nov 30/04	$36,000 $18,000	Nil	$108,000(3)	200,000	N/A	N/A	$
Henk Van Alphen, Director	Nov 30/04		Nil	Nil	200,000	N/A	NA	N/A
Jon Lever, CFO	Nov. 30,/04	$4,000	Nil	Nil	50,000	N/A	N/A	N/A
Kathleen Martin, Corporate Secretary	Nov. 30/04	$25,596(5)	Nil	Nil	20,000	N/A	N/A	N/A

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

(5)

During fiscal 2004, 628894 B.C. Ltd., a private British Columbia Company owned by Kathleen Martin was compensated for administrative and supervisory work in connection with the Company’s regulatory filings, audit and quarterly report preparation and filings and business affairs.  This compensation amounted to $25,596 (CDN)

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

The Company entered into a contract with Rosalie Moore to undertake the duties of President of the Company on September 17, 2004.  The remuneration was at the rate of $108,000 per annum, subject to a six month review by the Board.  Ms. Moore was entitled to 200,000 stock options (granted on September 29, 2004) whereby 50,000 of the options would vest after six months and the balance would vest over the ensuing six month period.  At the 6 month anniversary review, either the board or Mr. Moore could elect to terminate the contract by paying one year’s salary to Ms. Moore.  On March 27, 2005, Ms. Moore resigned and a payment of $108,000 was made to her under the terms of the contract.  The contract is attached hereto as Exhibit 4.6.

Management and Consulting Contracts

We have utilized the services of Dr. William R. Green, a former director of the Corporation to provide geological and consulting services to the Corporation with respect to its existing properties and in identifying other properties of potential interest.  The Company will continue to utilize Dr. Green’s services as the need arises.  We compensate Dr. Green by payment to Mines Management Inc., a company owned by Dr. Green and his associates.  The compensation paid to Dr. Green is comparable to that which would have been paid for services rendered by unaffiliated parties.

Gary Freeman’s contract with the Company is a Consulting contract for services for investor relations, finance, management and administration.

Compensation of Directors

Gary Freeman and Rosie Moore receive compensation for their services as officers.  With the exception of $8,720 paid to Jerry Pogue, all other directors and officers receive compensation based upon services provided to the Company and/or stock options for their services.

Proposed Compensation

We have determined the amount of compensation to be granted to officers for the 12 months beginning December 1, 2004 as follows:

	Monthly Cdn.	Yearly Cdn.
Gary Freeman	$7,500	$90,000
Jon Lever	$2,000	$24,000

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

The entire Board of Directors act as the Company’s Audit Committee.  The Company does not currently have any other committees.  The Audit Committee reviews all financial statements prior to any acceptance of the financial statements and filing of the statements with the Regulatory Authorities.   The Company does not have an Audit Committee Charter.

The Audit Committee performs an oversight role for the board by:

    Reviewing the appointment of the Chief Financial Officer and any other key financial personnel.
    Reviewing, with management and the external auditor, the adequacy and effectiveness of the company’s systems of internal control and the adequacy and timeliness of its financial reporting processes.
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
    Reviewing the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application.
    Recommending to shareholders the external auditor selected to examine the company’s accounts and financial statements.
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

With the exception of Mr. Freeman’s contract with the Company for investor relations, finance and administration services, the Company and its subsidiary does not currently have any employment contracts with any of its officers and directors.

6.D

EMPLOYEES

The Company does not have any other full time employees who are under contract.  The Company hires consultants on an as needed basis.

6.E

SHARE OWNERSHIP

The following is a summary of the principal terms of the Company’s Stock Option  Plan.

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

Outstanding Employee and Director Stock Options as at May 26, 2005

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant/ Repriced	Exercise Price $	Expiry Date	Market Value on Date of Grant/Repriced
Gary Freeman	100,000	Sept. 29, 2004	$0.70	Sept. 29, 2006	$70,000
Jerry Pogue	150,000	Sept 29, 2004	$0.70	Sept. 29, 2006	$105,000
Henk Van Alphen	175,000	Sept. 29, 2004	$0.70	Sept. 29, 2006	$122,500
Gil Atzmon (2)	20,000	Feb 9, 2004	$0.25	Feb 9, 2009	$5,000
Michael Bartlett	20,000	Feb 9, 2004	$0.25	Feb 9, 2009	$5,000
St. Andrew’s Finance (1)	20,000	Feb 9, 2004	$0.25	Feb. 9, 2009	$5,000
Jon Lever	50,000	Sept 29, 2004	$0.70	Sept. 29, 2006	$35,000
James Dawson	105,000	May 26, 2005	$0,70	May 26, 2007	$73,500
Mark D. Cruise	105,000	May 26, 2005	$0.70	May 26, 2007	$73,500
Euromerica Capital Group Ltd.	75,000	May 26, 2005	$0.70	May 26, 2007	$52,500
International Market Communications	75,000	May 26, 2005	$0.70	May 26, 2007	$52,500
Marla Ritchie	75,000	May 26, 2005	$0.70	May 26, 2007	$52,500
Quentin Mai	75,000	May 26, 2005	$0.70	May 26, 2007	$52,500
Glen Shand	75,000	May 26, 2005	$0.70	May 26, 2007	$52,500
Total					$599,500

(1)

St. Andrew’s Finance is a privately owned British Columbia corporation controlled by Kathleen Martin, a contractor to the Company.  Ms. Martin exercised her options in November, 2004.

(2)

Gil Atzmon resigned as a Director and Corporate Secretary in January of 2005.  Mr. Atzmon exercised his options in February, 2005.

In May, 2005, it was announced that Wealth will issue 560,000 stock options exercisable at $0.70 until May, 2007.  At that time, 650,000 of the 900,000 options issued in September 2004 were cancelled as follows, Gary Freeman, 100,000 cancelled,  Henk Van Alphen, 25,000 cancelled, David Shaw, 100,000 cancelled.  Rosie Moore’s 200,000 options were cancelled upon her resignation from the Company.  On May 26th, 2005, the Company amended the options to be issued to 585,000 exercisable at $0.70 until May of 2007.

All issuances of shares for the past three years are represented in the Company’s financial statements incorporated by reference herein.

ITEM 7. A

MAJOR SHAREHOLDERS

The Company currently has a total of 5 shareholders who are resident in the United States.  These shareholders own a total of  1,406,172 shares representing nine point nine (9.9%) of the issued common shares.

Gary Freeman owns directly and indirectly a total of 8.6% of the issued common shares.  Mr. Freeman’s subscription to private placements, exercise of stock options and exercise of common share purchase warrants are attributable to Mr. Freeman’s percentage share ownership of the common shares of the Company.

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

ITEM 8

FINANCIAL INFORMATION

ITEM 8.A

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

There are currently no legal or arbitration proceedings which may have a significant effect on the Company’s financial position or profitability.

The Company does not pay dividends on the issued common shares and does not intend to pay dividends on the listed common shares in the foreseeable future.  The Company does not have any preference shares issued and as such pays no dividends on any preferred shares.

8.B

SIGNIFICANT CHANGES

In March, 2005, Rosie Moore resigned as President and Director of the Company.  In April of 2005, a contractual obligation to pay out Ms. Moore’s contract in the amount of $108,000 was paid to Ms. Moore.

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

ITEM 9.

THE OFFER AND LISTING

The Corporation was incorporated on October 7, 1994.  The Company’s Common Shares are currently traded on the TSX Venture Exchange under the trading symbol “WML”.  The common shares commenced trading on the Frankfurt Stock Exchange under the symbol “EJZ” on July 10, 2004. The Company’s shares commenced trading on the OTCBB in 2001.   For a period commencing August, 2004 to October 2004 the Company’s shares were not traded on the OTCBB but on the Pink Sheets.  The Company’s common shares are currently traded under the symbol  “WMLLF” on the OTCBB.

Historical Stock Prices on TSXV (in Canadian Dollars)

Price	2000	2001	2002	2003	2004
High	$0.75	$0.15	$0.46	$0.37	$1.50
Low	$0.13	$0.08	$0.10	$0.10	$0.09

Historical Stock Prices on TSXV (in Canadian Dollars) Quarterly from 2003

Price	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
High	$0.50	$0.30	$0.29	$0.20	$0.15	$1.20	$1.50	$1.08	$0.90
Low	$0.315	$0.175	$0.20	$0.09	$0.09	$0.335	$0.67	$0.65	$0.53

Historical Prices on TSXV (in Canadian Dollars) Monthly from December 1, 2004 to present

Price	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005
High	$0.79	$0.70	$0.72	$0.65	$0.65	$0.93
Low	$0.67	$0.63	$0.50	$0.48.	$0.53	$0.54

Historical Prices on OTCBB (in U.S. Dollars)

Price *	2001	2002	2003	2004
High	$0.07	$0.32	$0.245	$1.00
Low	$0.02	$0.109	$0.07	$0.07

* the Company’s stock was traded on the OTCBB from 1995 to 2001 under the symbol TRBPF; however, we are unable to access historical pricing information prior to 2001.

Historical Prices on OTCBB( in U. S.  Dollars) Quarterly from 2003

Price	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
High	$0.245	$0.19	$0.16	$0.11	$0.07	$1.00	$0.85	$0.78	$0.60
Low	$0.13	$0.13	$0.11	$0.07	$0.07	$0.48	$0.84	$0.58	$0.44

Historical Prices on OTCBB (in U.S. Dollars) Monthly from December, 2004 to May , 2005.

Price	Dec. 2004	Jan. 2005	Feb. 2005	Mar 2005	Apr. 2005	May. 2005
High	$0.60	$0.52	$0.55	$0.46	$0.48	$0.77
Low	$0.44	$0.52	$0.52	$0.45	$0.45	$0.48

Historical Prices on Frankfurt Exchange (in Euros) Monthly from July, 2004 to May, 2005

Price	Jul ‘04	Aug ‘04	Sept ‘04	Oct ‘04	Nov ‘04	Dec’04	Jan ‘05	Feb ‘05	Mar ‘05	Apr ‘05	May ‘05
High	€1.05	€1.00	€.99	€1.03	€1.08	€.70	€.44	€.40	€.44	€.45	€.46
Low	€.98	€.95	€.97	€.96	€1.00	€.66	€40	€.36	€.36	€.36	€.37

The closing price of the Company’s shares on the TSX Venture Exchange on May 30th , 2005 was $0.93 (CDN).

ITEM 10.

ADDITIONAL INFORMATION

10.B

ARTICLES, MEMORANDUM AND BY-LAWS OF THE CORPORATION

The Company is incorporated under the Business Corporations Act for the Province of Alberta.  It is continued under the Company’s Act in the Province of British Columbia. The Memorandum and Articles of Incorporation, outlining all classes of shares, shareholder rights, alteration of rights, privileges, directors’ powers, borrowing powers of the directors and their ability to bind the corporation, sinking fund provisions, meetings of shareholders and shareholder rights in the event of liquidation of the Company’s assets have previously been filed with the Company’s Annual Report.

There are currently no anti-takeover, poison pill or shareholder rights protections in the event of a takeover bid in place.

The by-laws of the Company restrict a director’s power to vote on matters in which the director is materially invested.  The directors may vote for compensation to themselves in the absence of a regular quorum; however, they are bound by the guidelines of the TSX Venture Exchange as to the amount any one director may receive as compensation as a director of a Tier 2 listed company.  A director of a Tier 2 listed company may not be compensated by salary any more than $5,000 per month.  The directors are not restricted in their borrowing powers.  There is no requirement for directors to own shares of the Company in order to act as directors.

The authorized capital consists of an unlimited number of common shares (“Common Shares”) and an unlimited number of preferred shares, without par value.

A duly called and properly constituted meeting of the shareholders is required in order to change any of the rights attached to the ownership of the Company’s shares.

In order for a shareholder’s meeting to be properly constituted, sufficient notice must be given to the shareholders, an information circular and proxy form must be sent to each shareholder and a quorum of 5% of the issued shares must be present by proxy or in person in order for any shareholder resolutions to pass.

10.D

EXCHANGE CONTROLS

There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company.  Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company’s shares.

10.E

TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CCONSEQUENCES OF PURCHASING THE COMMMON SHARES

Certain Canadian Federal Income Tax Consequences to United States Investors

The following is a summary of the principal Canadian federal income tax consequences to a shareholder of acquiring, holding and disposing of common share where, for the purposes of the ITA, the holder (a) is not resident in Canada, (b) does not, and is not deemed to, carry on business in Canada, (c) holds common shares as capital property, and (d) is the beneficial owner of the common shares, and where, for the purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), the shareholder is resident in the United States.

The summary is based on the current provisions of the ITA and the regulations thereunder and on the Company’s understanding of the current administrative practices of Canada Customs and Revenue Agency.  The provisions of the ITA are subject to the provisions of the Convention.  The summary also takes into account  all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance of Canada through November 1997.  The summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.  The summary is of a general nature only and is not a substitute for independent advice from a shareholder’s own tax advisors.

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

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and exempt from income tax under the laws of the United States.  However, the payor of such dividends may still be required to withhold and remit tax to Canada Customs and Revenue Agency (which is refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from Canada Customs and Revenue Agency.  Organizations in possession of a valid letter of exemption are normally listed in Revenue Canada’s annual publication, “List of United States Organizations Exempt from Canadian Non-Resident Tax under Article XXI (1) of the Canada-United States Tax Convention.”

 Disposition of Common Shares

The proceeds of disposition to a nonresident of Canada from the disposition of common shares will be the sale price therefore.  However, if common shares are purchased by the Company from a nonresident of Canada other than in an open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition to the shareholder will generally be the paid-up capital of the common shares and the balance of the price received will be deemed to be a dividend and taxable as described under “Dividends on common shares.”

Under the ITA only capital gains and capital losses realized on the disposition of ‘taxable Canadian property” are taken into account by a nonresident of Canada in computing income.  The common shares will constitute taxable Canadian property to a nonresident of Canada in a particular time, if any time in the preceding five year, 25% or more of the issued shares of any class or series of the capital stock of the Company belonged to the non-resident person, to persons with whom the non-resident person did not deal at arm’s length or to the non-resident person and persons with whom he did not deal at arm’s length.

The capital gains (or capital loss) of a non-resident of Canada from the disposition of common shares that are “taxable Canadian property” will be the amount, if any, by which his proceeds of disposition, less any costs of disposition, exceed (or are far less than) the adjusted cost base of the common shares to the holder immediately prior to the disposition.  The portion of a capital gain (the “taxable capital gain”) and the portion of a capital loss (the “allowable capital loss”) required to be taken into account currently is as follows:

July 1, 1999 – February 27, 2000 – 75%

February 28, 2000 – October 17, 2000 – 66 2/3%

October 18, 2000 – December 31, 2000 – 50%

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

Certain United States Federal Income Tax Consequences to United States Investors

The following general discussion sets forth a summary of the material Unites States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specifically defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the Unites States or of any state and (iii) estates or trusts the income of which is subject to Unites States federal income taxation regardless of its source.  This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder’s particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws.  Additionally, the following discussion assumes that the Company will not be classified as a “foreign personal holding company” under the Internal Revenue Code of 1986, as amended (the “Code”)

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company’s gross income is “passive income” (as defined in the Code) or if at least 50% of the Company’s assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company (“PFIC”).  The Company may be a OFIC and, if so, may continue to be a PFIC for the foreseeable future.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code.  As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a “qualified electing fund” (a “QEF Election”)

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES

1.

The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC.  (There can be no assurance, however, that this will be the case.)  Accordingly, the timely making of the QEF Election as discussed below, generally should, subject to the discussion below under “Other “PFIC Rules”, avoid any significant adverse United States federal income tax consequences resulting form any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder’s particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Shareholder”) will be subject under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. shareholder) on such Electing U.S. Shareholder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amount actually are distributed.  An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits.  Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder’s common shares) as capital gain; (ii) treat such shareholder’s share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain the case of an individual Electing U.S. Shareholder, the “step-up” in the tax basis of common share to the fair market value of such shares on the date of such Electing U.S. Shareholder’s death (which would otherwise not be retained); and (iv) generally avoid interest charges resulting from PFIC status altogether.

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

A QEF election must be made by attaching the following document to the timely filed US. Federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends: (i) a “Shareholder Section 1295 Election Statement” executed by the U.S. Shareholder, (ii) a “PFIC Annual Information Statement” received by the U.S. Shareholder from the Company, and (iii) a Form 8621.  In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114.  In the case of common shares owned through a U.S. entity, the election is made at the entity level.

The following three paragraphs apply to Electing U.S. Shareholders:

Dividends Paid on Common shares.  Dividends paid on common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules.  Such dividends generally will not qualify for the dividends-received deduction available to corporation. Amounts in excess of such earnings and profits will be applied against the Electing U.S. Shareholder’s tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such common shares.

Credit for Canadian Taxes withheld.  Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder’s tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit again United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year.  Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

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

2.

The Non-QEF Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in questions and the Company is a PFIC (a “Non-electing U.S. Shareholder”), then special rules under Section 1291of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain “excess distributions” (as defined in the Code) by the Company.  The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.  A non-electing U.S. Shareholder generally would be required to pr-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder’s entire holding period of the common shares.  All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after December 31, 2986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income.  (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) the Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had be due with respect to teach such prior year.  A non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which is non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

ITEM 10.H

DOCUMENTS ON DISPLAY

All documents exhibited hereto or incorporated by reference are available for viewing at the corporate offices of the Company at Suite 1901 – 1177 West Hastings St., Vancouver, B.C., Canada, upon reasonable notice given to the Company.

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

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE

OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

Gary Freeman, Acting President and CEO  of the Company, and Jon Lever, CFO of the Company, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. exchange Act Rule 13a-14(c)) as of the end of the period covered by this form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date Messrs Freeman and Lever completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16. A

AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee does not have a financial expert since no member of the Company’s Board of Directors meets the definition of financial expert. However, all Board members possess significant financial experience within the mining industry and are therefore considered financially literate.

16 B.

CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are incorporated herein by reference. The Codes of Ethics are contained in the 20-F/A filed September 27, 2004 and are incorporated by reference herein.

16 C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Sadovnick, Telford and Skov under each of the categories indicated in the table is described below.

Principal Accountant Service	For the fiscal year ended November 30, 2004	For the fiscal year ended 2003
Audit Fees	$25,700	$21,400
Audit Related Services	$6,000
Tax Fees	$5,000	$9,195
All Other Fees	$1,696	$5,350

Audit Fees

Audit fees were for professional services rendered by Sadovnick, Telford and Skov for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements or bi-annual states that are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.  These services consist of assistance in the review and documentation of processes and controls.

Pre-Approved Policies and Procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees.  The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to Audit Committee from time to time.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the consolidated financial statements.  To date, the Company has not prepared a formal Audit Committee Charter.

ITEM 17.

FINANCIAL STATEMENTS

The following items are included herein:

Description of Statement

(a) Auditor’s Report

(b) Consolidated Balance Sheets as of November 30, 2004 and 2003

(c) Consolidated Statements of Operations and Cumulative Loss for each of the three years ended November 30, 2004, 2003 and 2002

(d) Consolidates Statements of Cash Flows for each of the three years ended November 30, 2004, 2003 and 2002

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

/s/ SADOVNICK TELFORD + SKOV

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 10, 2005

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT NOVEMBER 30,

Notes	2004	2003

ASSETS

Current
Cash and cash equivalents	$ 2,798,485	$ 64,899
Restricted cash	25,810	-
Receivables	16,978	2,993
Prepaid expenses	181,246	6,075
Due from related party 3 and 10	-	5,350

	3,022,519	79,317

Property, plant and equipment 4	13,463	10,170
Investments 6	1	27,565

	$ 3,035,983	$ 117,052

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 65,700	$ 37,950
Due to related parties 3 and 10	25,525	-
Due to affiliated company 3 and 10	-	2,594

	91,225	40,544
NATURE AND CONTINUANCE OF OPERATIONS 1

CONTINGENCIES AND COMMITMENTS 13

Shareholders’ equity
Capital stock 7	8,991,903	4,995,516
Contributed surplus 8 and 9	532,560	-
Share subscriptions 14	(30,375)	-
Deficit accumulated during the exploration stage	(6,549,330)	(4,919,008)

	2,944,758	76,508

	$ 3,035,983	$ 117,052

On behalf of the Board:

_______________________

Director

_______________________

Director

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS

(Expressed in Canadian Dollars)

	Cumulative Amounts From October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

OPERATING EXPENSES
Amortization	$ 24,739	$ 2,438	$ 2,974	$ 3,047
Consulting fees (Note 10b)	725,612	238,116	82,800	100,522
Acquisition, exploration, and development costs (Note 10a)	2,158,405	504,262	27,783	57,664
Listing and transfer agent fees	246,478	81,156	20,730	23,979
Office	296,107	25,061	23,026	64,571
Professional fees	296,429	86,837	52,900	40,798
Property investigation	186,563	-	-	-
Rent (Note 10c)	118,130	21,845	17,333	78
Salaries and benefits	85,827	5,519	-	-
Shareholders’ communications	420,412	30,938	11,853	4,175
Stock-based compensation (Note 9)	549,360	549,360	-	-
Travel	158,461	44,237	24,702	19,426

	(5,266,523)	(1,589,769)	(264,101)	(314,260)

Interest income	213,406	15,749	464	1,092

Investment income	27,565	-	-	-

B.C. Capital taxes	(31,909)	(31,909)	-	-

Gain on writedown of due to affiliated company	2,594	2,594	-	-

Gain on sale of marketable securities	100,703	-	-	-

Gain (loss) on foreign exchange	160,235	577	438	(1,917)

Loss on disposal of property, plant and equipment	(7,189)	-	-	-
Impairment of mineral properties	(1,100,722)	-	-	-

Write-down of marketable securities	(374,526)	-	-	-

Write-down of investments	(272,964)	(27,564)	-	-

Net loss for the period	$ (6,549,330)	$ (1,630,322)	$ (263,199)	$ (315,085)

Basic and diluted loss per share		$ (0.24)	$ (0.14)	$ (0.22)

Basic and diluted weighted average common shares outstanding		6,732,969	1,908,609	1,428,195

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Cumulative Amounts from October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (6,549,330)	$ (1,630,322)	$ (263,199)	$ (315,085)
Items not affecting cash (see Note 12a)	2,201,232	579,362	2,974	3,047
Changes in non-cash working capital items (see Note 12b)	(17,167)	(133,125)	23,422	2,098

Net cash used in operating activities	(4,365,265)	(1,184,085)	(236,803)	(309,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of marketable securities	488,027	-	-	-
Property, plant and equipment acquired	(51,574)	(5,731)	-	(6,841)
Proceeds on disposal of property, plant and equipment	6,183	-	-	-
Acquisition of mineral properties	(500,722)	-	-	-
Acquisition of marketable securities	(761,850)	-	-	-
Increase in investments	(245,400)	-	-	-

Net cash used in investing activities	(1,065,336)	(5,731)	-	(6,841)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock, net of issuance costs	8,254,896	3,949,212	175,500	508,150
Common shares committed to be issued	-	-	-	(125,000)

Net cash provided by financing activities	8,254,896	3,949,212	175,500	383,150

Net change in cash and cash equivalents and restricted cash	2,824,295	2,759,396	(61,303)	66,369

Cash and cash equivalents, beginning of period	-	64,899	126,202	59,833

Cash and cash equivalents and restricted cash, end of period	$ 2,824,295	$ 2,824,295	$ 64,899	$ 126,202

Cash and cash equivalents and restricted cash consist of:

Interest bearing balances with banks		$ 481,826	$ 64,899	$ 126,202
Term deposits		2,316,659	-	-
Term deposits, restricted		25,810	-	-

		$ 2,824,295	$ 64,899	$ 126,202

The accompanying notes are an integral part of these consolidated financial statements

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont’d…)

(Expressed in Canadian Dollars)

Supplemental disclosures with respect to the consolidated statements of cash flows:

	Cumulative Amounts from October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

Cash paid during the period for:
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Since inception of the exploration stage, the Company has issued a total of 600,410 common shares (adjusted for roll-backs) for non-cash consideration as follows:

	Number
Year	of Shares	Amount	Consideration

2004	200,000	$ 244,000	Acquisition of mineral property
2004	84,583	20,300	Shares for debts owing
2002	23,750	15,350	Finder’s fees
2002	139,402	66,457	Shares for debts owing
1999	2,675	8,025	Finder’s fees
1996	150,000	600,000	Acquisition of mineral property

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed 0in Canadian Dollars)

	Number of Shares	Price	Value of Common Shares Issued and Fully Paid	Common Shares Committed to be Issued	Subscriptions Receivables	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance at November 30, 2001	694,323		$ 4,230,059	$ 125,000	$ -	$ -	$ (4,340,724)	$ 14,335

Issuance of shares for cash:
Private placement	337,500	$ 0.40	135,000	(125,000)	-	-	-	10,000
Private placement	212,500	0.92	195,500	-	-	-	-	195,500
Exercise of options	18,750	0.68	12,750	-	-	-	-	12,750
Exercise of warrants	325,000	0.48	156,000	-	-	-	-	156,000
Exercise of warrants	20,209	1.20	24,250	-	-	-	-	24,250
Issuance of shares for finder’s fee	12,500	0.40	5,000	-	-	-	-	5,000
Issuance of shares for finder’s fee	11,250	0.92	10,350	-	-	-	-	10,350
Share issuance cost			(15,350)	-	-	-	-	(15,350)
Settlement of debts	118,834	0.40	47,534	-	-	-	-	47,534
Settlement of debts	20,568	0.92	18,923	-	-	-	-	18,923
Net loss for the year			-	-	-	-	(315,085)	(315,085)

Balance at November 30, 2002	1,771,434		4,820,016	-	-	-	(4,655,809)	164,207

Issuance of shares for cash

Private placement	62,500	0.48	30,000	-	-	-	-	30,000
Exercise of options	56,250	0.68	38,250	-	-	-	-	38,250
Exercise of options	6,250	0.96	6,000	-	-	-	-	6,000
Exercise of warrants	28,125	1.20	33,750	-	-	-	-	33,750
Private placement	225,000	0.30	67,500	-	-	-	-	67,500
Net loss for the year			-	-	-	-	(263,199)	(263,199)

Balance at November 30, 2003	2,149,559		4,995,516	-	-	-	(4,919,008)	76,508

Issuance of shares for cash:
Private placement	850,000	0.24	204,000	-	-	-	-	204,000
Private placement	2,500,000	0.27	675,000	-	-	-	-	675,000
Exercise of warrants	62,500	0.60	37,500	-	-	-	-	37,500
Private placement	3,010,000	0.54	1,625,400	-	(13,500)	-	-	1,611,900
Exercise of warrants	59,500	1.20	71,400	-	-	-	-	71,400
Exercise of warrants	150,000	0.35	52,500	-	-	-	-	52,500
Private placement	1,306,250	0.80	1,045,000	-	-	-	-	1,045,000
Exercise of options	178,750	0.25	44,687	-	(16,875)	-	-	27,812
Shares issued for property	200,000	1.22	244,000	-	-	-	-	244,000
Settlement of debts	84,583	0.24	20,300	-	-	-	-	20,300
Stock-based compensation			16,800	-	-	532,560	-	549,360
Share issuance cost			(40,200)	-	-	-	-	(40,200)
Net loss for the year			-	-	-	-	(1,630,322)	(1,630,322)

Balance at November 30, 2004	10,551,142		$ 8,991,903	$ -	$ (30,375)	$ 532,560	$ (6,549,330)	$ 2,944,758

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

	2004	2003

Due from related party (Note 10d)	$ -	$ 5,350

Due to related parties (Note 10c)	$ (25,525)	$ -

Due to affiliated company (Note 10g)	$ -	$ (2,594)

4.

PROPERTY, PLANT AND EQUIPMENT

			Net Book Value
		Accumulated
	Cost	Amortization	2004	2003

Computer equipment	$ 15,333	$ 8,494	$ 6,839	$ 2,413
Office furniture and equipment	14,274	7,650	6,624	7,757

	$ 29,607	$ 16,144	$ 13,463	$ 10,170

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

6.

INVESTMENTS

				Net

	Number of Shares	Cost	Writedown	2004	2003

Clearant, Inc	30,994	$ 27,564	$ (27,563)	$ 1	$ 27,564
Puresource, Inc.	-	1	(1)	-	1

		$ 27,565	$ (27,564)	$ 1	$ 27,565

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

Common shares issued (reflecting 4:1 consolidation)

As at November 30, 2002	1,771,434	$ 4,820,016

For cash – private placements	287,500	97,500
For cash – exercise of options	62,500	44,250
For cash – exercise of warrants	28,125	33,750

As at November 30, 2003	2,149,559	4,995,516

For cash – private placements	7,666,250	3,549,400
For cash – exercise of options	178,750	44,687
For cash – exercise of warrants	272,000	161,400
For acquisition of property	200,000	244,000
For settlement of debts	84,583	20,300
Share issuance costs	-	(40,200)
Share based compensation	-	16,800

As at November 30, 2004	10,551,142	$ 8,991,903

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

In June 2002, the Company completed a private placement consisting of 212,500 units at a price of $0.92 per unit, for total proceeds of $195,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.20 per share until June 5, 2004. The Company also issued a finder’s fee of 11,250 units with the same terms. During the year, 59,500 (2003 – 28,125; 2002 – 20,208) warrants were exercised, and 115,917 warrants expired.

In December 2002, the Company completed a private placement consisting of 62,500 units at a price of $0.48 per unit, for total proceeds of $30,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.60 per share until December 3, 2004. No finder’s fee was issued. During the year, 62,500 (2003 – nil) warrants were exercised.

In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder’s fee was issued. During the year, no (2003 – nil) warrants were exercised.

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

Escrow shares

As at November 30, 2004 and 2003, there were no common shares held in escrow.

Warrants

	2004	2003	2002

Outstanding, beginning of year	462,917	216,042	-

Issued- exercisable at $0.48	-	-	337,500
Exercised at $0.48	-	-	(325,000)
Expired	-	(12,500)	-

Issued- exercisable at $1.20			223,750
Exercised at $1.20	(59,500)	(28,125)	(20,208)
Expired	(115,917)	-	-

Issued- exercisable at $0.60	-	62,500	-
Exercised at $0.60	(62,500)	-	-

Issued- exercisable at $0.42	-	225,000	-

Issued- exercisable at $0.35	425,000	-	-

Issued- exercisable at $0.35	1,250,000	-	-
Exercised at $0.35	(150,000)	-	-

Issued- exercisable at $0.80	1,505,000	-	-

Issued- exercisable at $1.00	1,306,250	-	-

Outstanding, end of year	4,561,250	462,917	216,042

The following warrants were outstanding at November 30, 2004:

Number	Exercise
of Warrants	Price	Expiry Date

425,000	$0.35	August 26, 2005
225,000	$0.42	November 14, 2005
1,306,250	$1.00	March 7, 2006
1,100,000	$0.35	March 15, 2006
1,505,000	$0.80	May 14, 2006
4,561,250

The following warrants were outstanding at November 30, 2003:

Number	Exercise
of Warrants	Price	Expiry Date

175,417	$1.20	June 5, 2004
62,500	$0.60	December 3, 2004
225,000	$0.42	November 14, 2005
462,917

The following warrants were outstanding at November 30, 2002:

Number	Exercise
of Warrants	Price	Expiry Date

12,500	$0.48	October 10, 2003
203,542	$1.20	June 5, 2004
216,042

8.

CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	2004	2003
Balance – beginning of year	$ -	$ -
Stock-based compensation (Note 9)	549,360	-
Stock options exercised	(16,800)	-

Balance – end of year	$ 532,560	$ -

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

	Options granted on January 29, 2004	Options granted on September 29, 2004
Risk free interest rate	2.5%	3.22%
Expected life	2 years	2 years
Expected volatility	136%	165%
Expected dividends	-	-

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

The following incentive stock options are outstanding at November 30, 2004:

Number	Exercise
of Shares	Price	Expiry Date

20,000	$0.25	January 29, 2009
900,000	$0.70	September 29, 2006

After adjusting for the repricing of options approved by the TSX Venture Exchange on February 24, 2004, the following incentive stock options were outstanding at November 30, 2003:

Number	Exercise
of Shares	Price	Expiry Date

51,250	$0.25	February 27, 2007
43,750	$0.25	January 24, 2007

10.

RELATED PARTY TRANSACTIONS

These consolidated financial statements include transactions with related parties as follows:

a)

The Company paid $nil (2003 – $nil; 2002 - $31,400) to directors or companies controlled by directors  for geological services which have been expensed as acquisition, exploration, and development costs;

b)

The Company paid $152,500 (2003 - $60,000; 2002 - $60,000) in consulting fees to Company directors, and $4,000 (2003 – $nil; 2002 - $nil) to an officer;

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

11.

INCOME TAXES

a)

Income tax provision

A reconciliation of the income tax benefit (provisions) with amounts determined by applying the combined Canadian federal and provincial income tax rates of 35.79% (2003 – 37.79%) to the consolidated loss as follows:

	2004	2003

Net loss for the year	$ (1,630,322)	$ (263,199)

Income tax recovery at combined basic Canadian
federal and provincial tax rate:	583,476	99,462
Foreign tax rates differentials	(4,143)	(12,000)
Tax benefit of losses not recognized in current year	(579,333)	(87,462)

Income tax recovery	$ -	$ -

b)

Future income taxes

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rates of 35.79% (2003 – 37.79%) are as follows:

	2004	2003

Future income tax:
Property, plant and equipment	$ 5,969	$ 5,400
Exploration and development expenditures	620,589	484,000
Issuance costs	209,232	99,000
Losses available for future periods	1,038,433	939,000

	1,874,223	1,527,400
Valuation allowance	(1,874,223)	(1,527,400)

	$ -	$ -

The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2003 – 34%).  These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

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

Year	Canada	U.S.

2005	$ 147,822	$ $ -
2006	283,378	- -
2007	243,750	- -
2008	21 210,167	- -
2009	254,374	- -
2010	23 235,356	- -
2014	53 538,975	- -
2018	- -	53 532,131
2019	- -	25 259,084
2020	- -	171,507
2021	- -	34,760
2022	- -	5,265
2023	- -	18,783
2024	- -	18,161

	$ 1,913,822	$ $ 1,039,691

12.

CASH FLOWS FROM OPERATING ACTIVITIES

a)

Items not affecting cash:

	Cumulative Amounts from October 7, 1994 To November 30,	Years Ended November 30,
	2004	2004	2003	2002

Amortization	$ 24,739	$ 2,438	$ 2,974	$ 3,047
Investment income	(27,565)	-	-	-
Gain on sale of marketable securities	(100,703)	-	-	-
Loss on disposal of property, plant and equipment	7,189	-	-	-
Impairment of mineral properties	1,100,722	-	-	-
Stock-based compensation	549,360	549,360	-	-
Write-down of marketable securities	374,526	-	-	-
Write-down of investments	272,964	27,564	-	-

	$ 2,201,232	$ 579,362	$ 2,974	$ 3,047

b)

Changes in non-cash working capital items:

	Cumulative Amounts from October 7, 1994 To November 30,	Years Ended November 30,
	2004	2004	2003	2002

(Increase) decrease in receivables	$ (16,978)	$ (13,985)	$ 4,176	$ 8,817
(Increase) decrease in prepaid expenses	(181,246)	(175,171)	4,939	(4,784)
Decrease in due from related Parties	-	5,350	(5,350)	-
(Increase) decrease in due to related parties	25,525	25,525	-	-
Increase (decrease) in accounts payable and accrued liabilities	155,532	27,750	19,657	(1,935)
Decrease in due to affiliated Company	-	(2,594)	-	-

	$ (17,167)	$ (133,125)	$ 23,422	$ 2,098

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

e)

As at November 30, 2004, the Company has the following mineral property commitments over the next two years:

	Peru		U.S.
	Non-Cash	Cash	Cash
2005
Number of common shares to issue	200,000		-

Annual maintenance fees and dues		US$ -	US$ 3,071
Exploration	-	200,000	-

2006
Annual maintenance fees and dues		- -	- 3,071
Exploration		500,000	-

	200,000	US$ 700,000	US$ 6,142

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

	2004	2003	2002

Net loss for the year- Canada	$ (1,126,060)	$ $ (235,416)	$ $ (257,421)
Net loss for the year- Peru	(484,847)	- -	- -
Net loss for the year- US	(19,415)	(27,783)	(57,664)

Consolidated net loss	$ $ (1,630,322)	$ (263,199)	$ (315,085)

Net loss for the year – Canada includes the permanent impairment of the investment in Clearant (see Note 6).

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

	2004	2003	2002

Risk free interest rate	3.19%	1.50%	1.72%
Expected life	2 years	2 years	5 years
Expected volatility	164%	102%	102%
Expected dividends	-	-	-

The following is a summary of the status of stock options outstanding at November 30, 2004:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$0.25	20,000	4.25	$0.25	20,000	$0.25
$0.70	900,000	1.75	$0.70	750,000	$0.70

The following is a summary of the stock based compensation plan during 2004, 2003, and 2002:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding and exercisable at November 30, 2001	50,500	$ 7.40

Granted	126,250	0.68
Exercised	(18,750)	0.68
Forfeited	(50,500)	7.40

Outstanding and exercisable at November 30, 2002	107,500	0.68

Granted	50,000	0.96
Exercised	(56,250)	0.68
Exercised	(6,250)	0.96

Outstanding and exercisable at November 30, 2003	95,000	0.80

Forfeited	(16,250)	0.68

Repricing of all options- February 24, 2004	78,750	0.25

Granted	120,000	0.25
Granted	900,000	0.70
Exercised	(178,750)	0.25

Outstanding and exercisable at November 30, 2004	920,000	$ 0.69

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

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”) “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29”.  This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

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

The impact of the above differences between Canadian and United States generally accepted accounting principles on consolidated statements of loss, as reported, is as follows:

	Cumulative amount from October 7, 1994 to November 30,	Years Ended November 30,
	2004	2004	2003	2002

Loss for the period in accordance with Canadian generally accepted accounting principles, as reported	$ (6,549,330)	$(1,630,322)	$ (263,199)	$ (315,085)

Less: Compensation expense - stock options	(350,111)	-	(7,800)	(73,100)

Loss for the period in accordance with United States generally accepted
accounting principles	$ (6,899,441)	$(1,630,322)	$ (270,999)	$ (388,185)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the consolidated statements of deficit, as reported, is as follows:

	Years Ended November 30,
	2004	2003	2002

Deficit in accordance with Canadian generally accepted accounting principles, as reported	$ (6,549,330)	$ (4,919,008)	$ (4,655,809)

Cumulative compensation expense - stock options	(350,111)	(350,111)	(342,311)

Deficit in accordance with United States generally accepted accounting principles	$ (6,899,441)	$ (5,269,119)	$ (4,998,120)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss per share, as reported, is as follows:

	Years Ended November 30,
	2004	2003	2002

Net loss for the period under United States generally accepted accounting principles	$ (1,630,322)	$ (270,999)	$ (388,185)

Weighted average number of shares outstanding under United States
generally accepted accounting principles (adjusted for 2004 roll-back)	6,732,969	1,908,609	1,428,195

Basic loss per share	$ (0.24)	$ (0.14)	$ (0.27)

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive.

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of shareholders’ equity, as reported, is as follows:

					Deficit
					Accumulated
	Capital Stock			Additional	during the
	Number		Subscriptions	Paid-In	Exploration
	of shares	Amount	receivable	Capital	Stage	Total

Shareholders’ equity as
reported November 30, 2002	1,771,434	$ 4,820,016	$ -	$ -	$ (4,655,809)	$ 164,207

Cumulative compensation
expense - stock options	-	-	-	342,311	(342,311)	-

Shareholders’ equity in
accordance with United
States generally accepted accounting
principles at November
30, 2002	1,771,434	4,820,016	-	342,311	(4,998,120)	164,207
Shareholders’ equity as
reported November 30, 2003	2,149,559	4,995,516	-	-	(4,919,008)	76,508

Cumulative compensation
expense - stock options	-	-	-	350,111	(350,111)	-

Shareholders’ equity in
accordance with United
States generally accepted accounting
principles at November
30, 2003	2,149,559	4,995,516	-	350,111	(5,269,119)	76,508
Shareholders’ equity as
reported November 30, 2004	10,551,142	8,991,903	(30,375)	532,560	(6,549,330)	2,944,758

Cumulative compensation
expense - stock options	-	-	-	350,111	(350,111)	-

Shareholders’ equity in
accordance with United
States generally accepted accounting
principles at November
30, 2004	10,551,142	$ 8,991,903	$ (30,375)	$ 882,671	$ (6,899,441)	$ 2,944,758

ITEM 18.

FINANCIAL STATEMENTS

See Item 17

ITEM 19.

EXHIBITS

Exhibit Number

Page
1.1	Certificates of Name Change dated July 18, 1996 and October 17, 1996.	*
1.2	Certificate of Incorporation dated October 7, 1994.	*
1.3	Articles (Bylaws) of the Corporation	*
1.4	Amendments to Articles of the Corporation, dated July 18, 1996 and October 16, 1996	*
1.5	Certificate of Name Change and Amendment to Articles of the Corporation dated August 22, 2001	*
1.6	Certificate of Amendment and Name Change of the Corporation dated December 12, 2003	*
2.1	Option Agreements between the Corporation and Management, Employees and Director.	*
4.1	Mining Lease and Option Agreement between St. George Metals, Inc. and Triband Resource US Inc. dated June 29,1998	*
4.2	Letter of Engagement dated February 18, 1997 between the Corporation and Timothy J. Percival.	*
4.3	Option Assignment Agreement between Minera Koripampa del Peru S.A. and Wealth Minerals dated July 6, 2004	*
4.4	Property Agreement, Mackenzie Property	*
4.5	Employment Agreement, Gary Freeman	*
4.6	Employment Agreement, Rosalie Moore	*
4.7	Certificate and consent of James M. Dawson, P. Eng.
4.8	Mackenzie Project – Location Map
5.1	Stock Option Plan	*
11.1	CEO Code of Ethics	*
11.2	CFO Code of Ethics	*
11.3	Directors and Officers Codes of Ethics	*
12. 1 12.2 13.1 13.2	CEO 302 Certification CFO 302 Certification CEO 906 Certification CFO 906 Certification	*

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

Vice President, Director

Date:    May 30, 2005.