Form 20-F
Wealth Minerals Ltd.
filed 2006-06-01
CIK 1077640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ………………………………….

For the transition period from ___________________________ to ___________________________

Commission file number 0-29986
WEALTH MINERALS LTD. (formerly Triband Enterprise Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#1901 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
13,678,642

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

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

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

ITEM 4.

INFORMATION ON THE COMPANY

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.

FINANCIAL INFORMATION

ITEM 9.

THE OFFER AND LISTING

ITEM 10.

ADDITIONAL INFORMATION

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

3.A

SELECTED FINANCIAL DATA

The selected historical financial information presented in the table below for each of the years ended November 30, 2005, 2004, 2003, 2002, and 2001 is derived from the audited consolidated financial statements of the Company.   The audited financial statements for the Company for the years ended November 30, 2005, 2004 and 2003 are included in this Filing.  The selected historical financial information for the years ended November 30, 2002 and 2001 presented in the table below are derived from audited financial statements of the Company that are not included in this Filing.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

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

Selected Financial Data (Canadian GAAP)

	Year Ended 2005 $	Year Ended 2004 $	Year Ended 2003 $	Year Ended 2002 $	Year Ended 2001 $
Revenues	-	-	-	-	-
Exploration Expenses	1,798,184	504,262	27,783	57,664	19,293
Depletion, Depreciation and Amortization	4,051	2,438	2,974	3,047	3,097
Stock based compensation	335,362	549,360	-	-	-
General and Administrative Expenses	978,742	533,709	233,344	253,549	222,337
Impairment of mineral properties	87,740	-	-	-	-
Interest Income	46,627	15,749	464	1,092	1,892
Net Income (Loss)	(3,176,055)	(1,630,322)	(263,199_)	(315,085)	(679,437)
Per Share	(0.27)	(0.24)	(0.14)	(0.06)	(0.24)
Working Capital	1,996,122	2,931,294	38,773	123,498	(22,580)
Deferred Exploration Expenses	-	-	-	-	-
Other Assets	14,818	13,464	37,735	40,709	36,915
Long-Term Liabilities	-	-	-	-	-
Shareholders Equity	2,010,940	2,944,758	76,508	164,207	14,335

Selected Financial Data (US GAAP)

	Year Ended 2005	Year Ended 2004	Year Ended 2003	Year Ended 2002	Year Ended 2001
Revenues	-	-	-	-
Exploration Expenses	1,798,184	504,262	27,783	57,664	19,293
Depletion, Depreciation and Amortization	4,051	2,438	2,974	3,047	3,097
Stock based compensation	335,362	549,360	-	-	-
General and Administrative Expenses	978,742	533,709	233,344	253,549	222,337
Interest Income	46,627	15,749	464	1,092	1,892
Basic Net Income (Loss)	(3,176,055)	(1,630,322)	(263,199)	(315,085)	(679,437)
Per Share	(0.27)	(0.24)	(0.14)	(0.06)	(0.24)
Working Capital	1,996,122	2,931,294	79,317	123,453	(22,580)
Deferred Exploration Expenses	-	-	-	-	-
Other Assets	14,818	13,464	37,735	40,709	36,915
Long-Term Liabilities	-	-	-	-	-
Shareholders Equity	2,010,940	2,944,758	76,503	164,207	14,355

3.B

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

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

Risks Related to Property Acquisition Agreements

Mackenzie Project, British Columbia

On May 4, 2005, the Company announced that it has entered into an agreement to acquire a 100% interest in the Mackenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate.  The Mackenzie Project is located 150 kilometers north of the city of Prince George. The property has been visited and examined by the Company’s independent engineer, Mr. James Dawson.

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

Argentina Uranium Properties

On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land, of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval (received October 21, 2005), the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 (paid) and the issuance of 600,000 common shares, 100,000 shares 10 days after regulatory approval (issued), 200,000 shares on the first anniversary thereof, and 300,000 shares on the second anniversary thereof.

There is no guarantee that the anniversary payments, or royalty payments will be made on either the Mackenzie Project or on the Argentina uranium properties.  There can be no guarantee that the exploration work on these properties will ever prove the property viable for commercial production.

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

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the Province of Alberta, and continued in the Province of British Columbia, Canada, and some of its directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities and Exchange Act of 1934 as amended.  Furthermore, it may be difficult for investors to enforce judgments of the United States Courts based upon civil liability provisions of the United States Federal securities laws in a Canadian court against the Company or any of the Company’s non-United States resident officers or directors.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities.

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

We have limited financial resources, with no assurance that sufficient funding will be available for future exploration  or to fulfill our obligations under current agreements.  There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects.  Our accumulated deficit as at November 30, 2005 was $9,725,385.

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

Therefore at least 75% of properties do not advance beyond the trenching and preliminary drilling stage.  Accordingly, the Company only makes a decision to proceed to any successive phase of exploration after fully evaluating and analyzing the results of all programs carried out to that point.

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

All permits and licenses with respect to the Uranium properties in Argentina are in good standing.

Price Fluctuations, Share Price Volatility

Securities markets in Canada and the United States have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies.  Our Common Shares traded between $0.10 and $0.46 in 2002 and between $0.10 and $0.37 in 2003 and between $0.36 and $1.50 in 2004 and between $0.50 and $1.95 in 2005.  No assurances can be made that our share price and volume will not continue to fluctuate materially.

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

Environmental Regulations

All phases of our operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation is evolving in a manner which means stricter standards, enforcement, and fines and penalties for non-compliance.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.

We are in compliance with all applicable environmental laws and regulations in Argentina and in British Columbia, Canada.

ITEM 4.

INFORMATION ON THE COMPANY

4.A

HISTORY AND DEVELOPMENT OF THE COMPANY

Wealth Minerals Ltd. (the "Company") was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of 627743 Alberta Ltd.  On February 10, 1995 627743 Alberta Ltd. changed its name to Triband Capital Corp.  On July 18, 1996 Triband Capital Corp. changed its name to Triband Resource Corporation to reflect its business in mineral exploration.  On August 22, 2002, the Company changed its name to Triband Enterprise Corp. as it was contemplating business acquisitions which were not associated with mineral exploration.  On January 14, 2004, the Company changed its name to Wealth Minerals Ltd. to reflect its renewed focus on mineral exploration.   On January 9, 2006 the Company was continued into British Columbia, Canada. The authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of preferred shares, without par value.  As of the fiscal year end, November 30, 2005, there were 13,678,642 common shares issued and outstanding.   As of May 26, 2006 there are 16,706,392 common shares issued and outstanding.

The registered office is located at 1055 Dunsmuir Street, Suite 2300 Bentall Centre 4, Vancouver, British Columbia, Canada, V7Y 1J1 and the head office is located at Suite 1901- 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Phone (604) 331-0096, Toll Free: 888-331-0096, Facsimile: (604) 408-7499.

4.B

BUSINESS OVERVIEW

Description and General Development

We are a natural resource company currently engaged in the acquisition and exploration of mineral properties.  We presently have no producing properties, and there can be no assurance that a commercially viable body of ore (a reserve) exists in any of our properties until appropriate drilling and/or underground testing is done.   A comprehensive evaluation based upon unit cost, grade recoveries and other factors determines economic feasibility.

During the five preceding fiscal years we have pursued our operations through the acquisition and exploration of mineral properties in the United States, Canada and South America.

Current properties

In May of 2005, the Company announced that it had entered into an agreement to purchase the Mackenzie Property in Central British Columbia (see Exhibit 4.8 for location map).  This agreement is discussed in Item 4.D “Property, Plants and Equipment”.

On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land, of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval (received October 21, 2005), the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 (paid) and the issuance of 600,000 common shares, 100,000 shares 10 days after regulatory approval (issued), 200,000 shares on the first anniversary thereof, and 300,000 shares on the second anniversary thereof

Properties in which the Company no longer has an interest

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

In September, 2005, the Company abandoned its 100% ownership of the patented BET 1-23 claims in Nevada.

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

	To May, 2006 $	2005 $	2004 $	2003 $	2002 $
General Exploration	1,915,937	1,356,424	110,262	-	57,664
Acquisition Costs	-	441,760	394,000	27,783	-
Total	1,915,937			27,783	57,664

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

Change of Business

During the fiscal year 2005 there was no change of business contemplated.

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

Investments

On December 15, 2004, Wealth entered into a letter of intent with Minera San Jorge S.A. de C.V. (“MSJ”), a Mexican Corporation for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in Mexico, and the other in Colombia. The Company announced on May 20, 2005 that it does not intend to pursue the MSJ acquisitions.  For details of the letter of intent, please see Item 4.D "Property Acquisition – Minera San Jorge – Properties in which the Company no longer has an interest".

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

In June of 2004, the Company entered into an option assignment agreement (the "Option Agreement") with Minera Koripampa del Peru S.A. ("Koripampa") whereby the Company obtained the right to acquire a 100% interest in certain mineral rights in Peru (the "Amata Property"). In consideration of the assignment of this option to Wealth Minerals, Wealth Minerals paid $100,000 (USD) in May, 2004, and issued 200,000 common shares issued upon closing of the agreement in June, 2004. The Company announced on May 20, 2005, that it did not intend to pursue the Amata Agreement. For details of this agreement, please see Item 4.D, "Property Acquisition, Amata Project - Properties in which the Company no longer has an interest".

On May 4, 2005, the Company announced that it had entered into an agreement to acquire a 100% interest in the Mackenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate.  The Mackenzie Project is located 150 kilometers north of the city of Prince George.  For details of this agreement, please see Item 4.D "Property Acquisition – Mackenzie Project".

On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land, of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval (received October 21, 2005), the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 (paid) and the issuance of 600,000 common shares, 100,000 shares 10 days after regulatory approval (issued), 200,000 shares on the first anniversary thereof, and 300,000 shares on the second anniversary thereof. For details of this agreement, please see Item 4.D "Property Acquisition – Argentina Uranium Properties".

4.C

INTERCORPORATE RELATIONSHIPS

We have one wholly owned, direct subsidiary: Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997.  The registered office of Triband Resource US Inc. is located at, 6121 Lakeside Dr., Suite 260, Reno, Nevada.

4.D

PROPERTIES, PLANTS AND EQUIPMENT

In 2001 and 2002 we abandoned certain claims in the Battle Mountain and Whisky Canyon area in Nevada for economic reasons. The Company felt that further exploration work on these claims would not be economically feasible as it was determined that exploration work on these claims would not yield any significant results.  The Company decided to concentrate on the Betty O’Neal claims at that time as exploration and mining activity in this area had shown some positive results in the past.   The only obligation we had was to the Battle Mountain State Mortgage Bank with respect to the lease of the Betty O’Neal claims until July of 2004.  We were obliged to pay the Battle Mountain State Mortgage Bank a total of $18,000 USD per year in $9,000 USD increments, due in July and February of each year.  In May of 2004 the Company notified the Battle Mountain State Mortgage Bank that it did not intend to renew its obligations with respect to the Betty O’Neal Claims.  A further US$25,000 due July 9, 2004 was not paid at that time and the Company terminated its intent to earn an interest in the claims.  The Company abandoned the BET 1-23 claims in September 2005.

We are in the exploration stage and the properties are presently without a known body of commercial ore.  Our principal mineral properties are the following.

A.

Mackenzie Project, British Columbia

On May 4, 2005 the Company announced that it had entered into an agreement to acquire a 100% interest in the Mackenzie Project located in central British Columbia, from certain individuals named the VRBDD Syndicate. The VRBDD Syndicate is a group of individuals, resident in British Columbia who legally and beneficially own a 100% interest in 109 mining claims referred to as the Mackenzie Project.  The Mackenzie Project is located 150 kilometers north of the city of Prince George.

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

The Company has paid CDN$80,000 and 100,000 common shares on May 2, 2005 under the terms of this Agreement.

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

The project is underlain by Upper Proterozoic sedimentary rocks of the Misinchinka Group and lies immediately east of the Rocky Mountain Trench.  As such, it falls within the “transition zone” between areas with potential for traditional "hard rock" metallic mineralization and the oil and gas producing areas of the West Canada Basin.  For this reason, it seems to have been neglected by both hard rock prospectors and petroleum explorers.

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

c)

A work program began on the properties on August 1, 2005.  This work consisted of reconnaissance and detailed stream sediment and soil sampling to delineate areas of anomalous gold content.  At the same time geological mapping was carried out to establish controls and areas of potentially significant mineralization.  The program was completed in October 2005.  The present condition of the properties is that they are virgin coniferous forest portions of which have been and are being logged.  The nearby town of Mackenzie supports two producing pulp and paper mills.

d)

There is no plant or equipment on the properties.

e)

There is no physical equipment.  Infrastructure is good with all support facilities being available in the town of Mackenzie which has paved road access, abundant power as well as an airport and available commercial planes and helicopters.

f)

Phase one evaluation has been completed, data has been collected and evaluated and an internal report was prepared for management in December 2005 and recommends a Phase Two program to be carried out during the period of June – September 2006.  The internal report is currently being updated and produced in final form to be filed with regulatory authorities.

g)

The total cost incurred for exploration to date was $542,254, together with acquisition costs of $178,000 (cash and shares).

h)

The property if viable would obtain power from the BC power grid, which could be extended from the town of Mackenzie.  Abundant water is available on all parts of the property.

i)

The properties are without known reserves and the proposed program is exploratory in nature.

Exploration Summary

The Mackenzie Project is a newly discovered zone of gold geochemical anomalies which appear to be conformable with one or more sedimentary horizons and/or associated thrust faults in a sequence of Late Proterozoic rocks.  Based on the geologic setting, the host rocks involved, the structural environment and lack of associated base metals or intrusive rocks, the source gold mineralization is thought to be related to sediment hosted vein deposits.

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

B.

Uranium Properties, Argentina

During July 2005, Madero Minerals S.A. (see Item 3.D) acquired by staking (exploration license application), 17 properties in the provinces of Jujuy, Salta, Catamarca, la Rioja and San Juan, northwestern Argentina (Exhibit 99.2 – Location Map). Subsequently an office was set up in the city of Salta and evaluation of those properties (plus various submittals), have been carried out since October 15, 2005. It is estimated that this first phase evaluation will be completed by June 15, 2006.

To date, ten properties have been evaluated as non-prospective, two will advance to the next stage of exploration (detailed mapping, trenching and drilling), and five are still in the process of first stage evaluation. The Company is acquiring a 100% interest in these properties through the acquisition of Madero Minerals S.A.

The two properties which will advance to the next stage of exploration/evaluation are known as the Alemania property and the Amblayo property respectively. There will be 43-101 compliant reports completed on these properties by May 23, 2006.

1.

The Alemania Property

The Alemania property consists of three exploration concessions (cateos) totalling 23,650 hectares and is located 110 km south of the city of Salta, province of Salta. Access is by paved and gravel roads to the property and thence by dirt track and horse trails to various areas of the concessions.

At the Alemania property, uranium-copper-silver mineralization occurs in a series of conformable siltstone-mudstone-limestone beds within a fault-controlled, continental basin measuring about 4.5 km (N-S) by about 1.8 km (E-W). Numerous areas of anomalous radioactivity were noted within an approximate 100 meter section of the Late Cretaceous, Yacoraite Formation (sandy limestone, calcarious sandstone, thin bedded siltstone and mudstone). Secondary copper minerals were commonly noted in areas of anomalous radioactivity.

The areas of anomalous radioactivity and secondary (oxide) copper minerals are contained within a number of thin (less than one meter) beds of laminated gray siltstone and calcarious sandstone.

The maximum assay values obtained for uranium, copper and silver are respectively: 1,540 ppm (0.15%); 35,400 ppm (3.5%) and 46.5 ppm (1.45 oz/t). Of the 62 samples collected from the property, 31 contained in excess of 500 ppm (0.05 or 1lb/ton) uranium, 29 contained in excess of 1% copper and 29 contained in excess of 20 ppm (g/t) silver.

From this preliminary work, uranium mineralization appears to be confined to a number of thin beds within the approximately 100 meter thick sedimentary succession. However, the mineralization is stratigraphically controlled and has been traced intermittently for several thousand meters along strike as it outcrops around the limits of the basin.  Further, extensive detailed mapping, sampling and trenching will be required to determine the full extent and potential of this mineralized system. The Company is encouraged by the potential for a significant tonnage of mineralized material which may be amenable to low cost, heap leaching technology.

Data from regional silt sampling completed by Argentine government mineral surveys suggests that additional undiscovered mineralization may be discovered in the property area. A second program of more extensive sampling and mapping has recently been completed and will be incorporated into the 43-101 report to be released shortly.

2.

The Amblayo Property

The Amblayo property is located in Salta province, northwest Argentina, approximately 100 km south-southwest of the capital city of Salta. The property comprises eleven exploration concessions (cateos) and one mina (exploitation concession) aggregating 72,116 hectares and surrounds the formerly producing Don Otto Mine. Access is by paved and gravel road from the city of Salta. Various secondary roads provide good access to most parts of the property internally. Topography is gentle to locally steep with elevations ranging from 2,200 to 3,000 meters above mean sea level. Field work can be carried out year round.

The first phase exploration work completed on the Amblayo property was supervised by Dr. Tom Richards, a recognized authority on the economic geology of northwestern Argentina.

The Amblayo property, which measures roughly 45 km (N-S) by an average of 18 km (E-W), covers a package of Cretaceous to Tertiary age, continental, sedimentary rocks folded into two prominent synclines, largely conformable with two prominent valleys (Tonco Valley and Amblayo valley). Anomalous to ore grade uranium values are occasionally accompanied by anomalous values in vanadium, copper, silver and molybdenum and are contained within a number of conformable shale and siltstone beds in the upper part of the Yacoraite Formation.

Zones of anomalous radioactivity range from less than one meter to six meters in thickness with one area of approximately 30 meters in thickness being recorded. These anomalous radioactive areas occur sporadically over a cumulative strike length of approximately 20 km. Included within this area is the formerly producing Don Otto Mine owned by CNEA (Comision Nacional de Energia Atomica) the Argentine national atomic energy authority. The Don Otto Mine is reported to have produced 88,000 lbs of uranium metal from mineralized material from the same host stratigraphy between 1963 - 1981.

A total of 49 character samples were collected during the initial mapping and exploration program. Maximum values obtained included 0.44% U, 0.60% V, 0.71% Cu, 16 g/t Ag and 0.03% Mo.

According to Dr. Richards: "uranium is distributed across a very broad area, generally within thin (to 2 meters), fine grained, sedimentary units....although widespread, the volume of uranium preserved in the Tonco and Amblayo basins appears to be large".

 3.

Other Uranium Prospects in Argentina

Recently, the Company completed a program of reconnaissance prospecting and mapping in the San Jorge Basin in the provinces of Chubut and Santa Cruz, Argentina.

Wealth has been actively engaged in exploration for uranium in Argentina since mid 2005, principally in northwestern Argentina, but also in other parts of the country.  The Company quickly recognized the San Jorge Basin as having excellent exploration potential for uranium, as well as having been under explored.

The San Jorge Basin is defined by a sequence of continental and tuffaceous, clastic sediments of Cretaceous age (the Chubut Group) which unconformably overlies a basement of Jurassic and older rocks.  The basin measures roughly 400 km (N-S) by about 270 km (E-W), a surface area of about 170,000 sq. km.

A number of uranium occurrences were discovered in the basin by CNEA (the Argentine National Atomic Energy Authority) as a result of regional exploration completed by this organization during the 1960's through to the late 1990's.  A number of these occurrences were investigated in detail by geological and geophysical surveys, drilling and bulk sampling.  One occurrence in particular, the Cerro Solo deposit, has a quoted resource and pre-feasibility study and is reported to contain in the order of 10 million pounds of uranium with additional recoverable values in molybdenum according to a published report by CNEA.

As a result of its regional reconnaissance program, Wealth has recognized certain predictable structural and stratigraphic controls on uranium mineralization and has located numerous, previously undocumented, uranium occurrences in this basin.  These showings occur within horizons previously known to host uranium mineralization as well as newly defined stratigraphic levels.  Mineralization is manifested by zones of anomalous radioactivity frequently containing visible uranium or uranium-vanadium minerals.  Selected grab samples have returned values in uranium and vanadium assaying in the range of less than 100 ppm to more than 10,000 ppm (1%). Of a total of 219 samples submitted for analysis, 59 reported values greater than 100 ppm U; 47 reported values greater than 200 ppm U and 33 reported values greater than 500 ppm U (0.05% or 1 pound per ton) to a maximum of +10,000 ppm U (limits of detection). The same 219 samples returned vanadium values as follows: 77 greater than 100 ppm; 33 greater than 200 ppm and 15 greater than 500 ppm to a maximum of +10,000 ppm (samples assaying greater than 10,000 ppm have to be re-analysed to give a precise value).

Samples were collected from unmineralized rock to give an idea of background levels for various rock units as well as from occurrences of radioactive rock (as determined by a scintillometer).

There was no specific sampling density as this was a reconnaissance exploration program; rather during the course of routine geological traverses or measuring of specific sections, various horizons were sampled as background material and zones of anomalous radioactivity were selectively sampled.

All samples collected were rock chips from outcrop. The samples were collected by seasoned prospectors and geologists, placed in plastic sample bags and kept in the Company's possession until driven by Company personnel to the laboratories of Alex Stewart (Assayers) Argentina, S.A. in Mendoza (city), Argentina. The Company's consultants have inspected the laboratory facilities and are satisfied with the protocols used. A recognized system of duplicate samples, blank samples and standards is used to ensure quality control. All samples are crushed and pulverized and a subsample is subjected to aqua regia digestion with analysis by ICP (inductively coupled plasma spectoscopy).

To protect these newly discovered occurrences, the Company has applied for a number of exploration concessions in various parts of the San Jorge Basin.

The Company is very encouraged by this exploration success and is planning to complete an airborne geophysical survey over selected parts of its holdings during the coming months.  Extensive ground follow-up will be necessary to completely evaluate these widespread new discoveries.  This phase of more detailed work is expected to commence in September 2006.

C.

Properties in which the Company no longer has an interest

1.

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

Pursuant to the Option Agreement and in consideration thereof, The Company paid $100,000 (USD) and issued 200,000 common shares of the Company to Koripampa. The Company did not comply with the annual work expenditure programs in the first year of the contract.  The Option Agreement will automatically terminate and the Company will not have further right or obligation to the property as of June, 2005, including the above work expenditures and payment due June, 2005.  On May 20, 2005 the Company announced it would not be proceeding with this property as further investigation did not merit any expenditures with respect to exploration on the property.  The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the Mackenzie Property.

2.

Minera San Jorge S.A.

On December 15, 2004 Wealth entered into a letter of intent with Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican Corporation, for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects in Mexico and Colombia.  The original agreement called for completion of the final option agreement by January 31, 2005, pending successful due diligence and regulatory approval.

Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ.  The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. ("Tumi"), a TSX Venture Exchange listed company.  As at November 30, 2004 shares of Tumi closed at $0.99, representing a value of $247,500.  On February 28, 2005, Wealth announced that it had elected not to pursue a property position through MSJ in Colombia.  On May 20, 2005, the Company announced it would not be proceeding with the Mexican property and requested the return of the funds held in escrow.  Further investigation of the property did not merit any exploration expenditures being made on the property at this time.  The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the Mackenzie Property

3.

Brett Property

On February 28, 2005 Wealth announced the signing of a letter agreement with Brett Resources Inc. ("Brett") for the right to acquire a 60% interest in a 47 square kilometer exploration license in eastern El Salvador, covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system.  On May 20, 2005, the Company announced that it would not be proceeding with the Brett Property. Further investigation of the property did not merit any exploration at the present time.  The Company is concentrating on better opportunities for exploration and has decided to focus its resources on the Mackenzie Property.

4.

BET Claims 1 - 23 - Lander County, Nevada, USA

Location and Introduction

The BET Claims 1 - 23 (the "BET Claims") are located along the northwest flank of the Shoshone Range approximately 12 miles southeast of Battle Mountain, Lander County, Nevada, USA

Property Acquisition

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A

OPERATING RESULTS

The discussion and analysis in this section compares the operating results of the year ended November 30, 2005 to the year ended November 30, 2004, and the year ended November 30, 2003 to the year ended November 30, 2002, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17, Financial Statements.  At the present time the Company’s expenditures consist of general and administrative costs, and exploration expenditures.  The Company presently has no production from its interest in exploration concessions and has no significant revenue items.

We are involved in mineral exploration activities Argentina, and central British Columbia, Canada.  To date, we have no revenue from operations.  Expenditures related to mineral exploration and corporate overhead generated items are expensed. Exploration and overhead expenditures fluctuate depending on the exploration stage of our various projects and on the amount of available working capital.  We are not restricted in our ability to transfer funds to our subsidiaries.

The Company did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S. currencies.  The Company’s expenses are denominated in both Canadian and U.S. currencies.

The following discussion of the operating results and financial position should be read in conjunction with the consolidated financial statements (and related notes).

Fiscal Year Ended November 30, 2005

During the fiscal year ended November 30, 2005, the Company incurred a loss of $3,176,055compared to $1,630,322 in the prior year. The loss in 2005 increased by $1,545,733 and was primarily comprised of the following expense increases: Stock-based compensation decreased ($335,362 vs. $549,360) due to the different nature and timing of stock option grants. Exploration costs of $1,798,184 have increased significantly and are related to the Company’s newly acquired properties in 2005 (see below). The 2004 expenditures were primarily on the Amata property in Peru which was disposed of in 2005. Salaries in 2005 are comprised exclusively of severance costs relating to the Company’s former President who resigned in early 2005. During 2003 the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. In 2004, the Company moved premises, completed four private placements and entered into new property agreements. As a consequence, all other administrative expense categories also increased as compared to 2003. Listing and transfer agent fees increased fourfold to $81,156 in 2004, but returned to more a normal level of $35,340 in 2005. Professional fees and travel both have increased steadily over the past three years commensurate with the Company’s overall increase in exploration and business activity.

Total consulting fees of $213,240 (2004 - $234,116) include $105,600 (2004 - $152,500) paid to related parties (see “Transactions with Related Parties” below). Travel expenses were incurred primarily by directors in respect of property due diligence, to complete private placement financings, and for general corporate purposes.

The Company incurred exploration costs of $1,798,184 in 2005 substantially on its newly acquired properties, compared to $504,262 and $27,783 in 2004 and 2003 respectively on the Amata Project in Peru, and the Nevada, USA claims as follows:

	Year ended November 30,	Year ended November 30,	Year ended November 30,
	2005	2004	2003
Mackenzie Project, BC, Canada
Acquisition	$ 178,000	-	-
Exploration	542,254	-	-
Argentina Uranium Project
Acquisition	263,760	-	-
Exploration	805,030

Amata Project, Peru
Acquisition	-	426,606	-
Exploration	8,562	58,241	-
Nevada, USA, Properties
Acquisition	-	-	27,783
Exploration	578	19,415	-
Total	$ 1,798,184	504,262	27,783

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents’ warrants were issued. As a result of the options granted, $335,362 (2004 - $549,360) was recorded as a credit to contributed surplus.  As a result of the exercise of stock options during the year, $42,910 (2004 - $16,800) was debited to contributed surplus and credited to the value of the options exercised.

Fiscal Year Ended November 30, 2004

During the fiscal year ended November 30, 2004 the Company incurred a loss of $1,630,322 compared to a loss of $263,199 in the prior year. The loss in 2004 increased by $1,367,123 and was primarily comprised of the following: Stock-based compensation ($549,360), exploration costs (increase of $476,479) and consulting fees (increase of $155,316). These items account for $1,181,155 (86%) of the increase. During 2003 and 2002, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. In 2004, the Company moved to its current address at #1901 – 1177 West Hastings St., Vancouver, B.C., completed four private placements and entered into new property agreements. As a consequence, general administrative expense categories also increased. Listing and transfer agent fees increased fourfold to $81,156 from $20,730 primarily due to costs associated with the private placements. Professional fees and travel both almost doubled to $86,837 and $44,237 respectively, from $52,900 and $24,702.

Total consulting fees of $238,116 include $156,500 from related parties (see “Transactions with Related Parties” below). Other consulting fees and salaries were $81,616 (2003 - $22,800). Remuneration to related parties was comprised of $125,000 to the former President, $22,500 to the President, and $4,000 to the CFO. Included in the $125,000 to the former President is a $60,000 severance fee for stepping down upon the appointment of a new President.   All payments made to Rosalie Moore were made under the terms of her contracts attached hereto as Exhibit 4.6.  All payments for services were made to Gary Freeman under his contract attached hereto as Exhibit 4.6.  The lump sum payment paid to Mr. Freeman when he stepped down as President was made pursuant to a Board Resolution passed September 27, 2004.

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

Net loss for the year ended November 30, 2004 under US GAAP was $1,630,322 (2003 - $263,199; 2002 - $388,185).  The comparison of loss per Canadian GAAP was calculated as follows:

In fiscal 2004, total assets of the Company increased to $3,035,983 from $117,052 as at November 30, 2003. During the 2004 fiscal year, the Company received $3,549,400 from private placements, $161,400 from the exercise of warrants and $10,000 from exercise of stock options subsequent to year end.

In fiscal 2004, the Company expended a total of $2,875 on claim maintenance on the Bet properties in Nevada as compared to $27,783 on exploration programs in 2003.

Year Ended November 30, 2003

Net loss for the year ended November 30, 2003 under US GAAP was $263,199 (2002 - $388,185; 2001 - $679,437).

Total assets of the Company decreased from $185,094 as at November 30, 2002 to $117,052 as at November 30, 2003. During the year, the Company received $97,500 from a private placement, $33,750 from the exercise of warrants and $44,250 from exercise of stock options.

In 2003, the Company expended a total of $27,783 on exploration programs on the Whisky Canyon, and Bet properties in Nevada as compared to $57,664 in 2002.

Year Ended November 30, 2002

Net loss for the year ended November 30, 2002, under Canadian GAAP was $315,085 as compared to $679,437 for the year ended November 30, 2001.  The decrease in losses is mainly due to the decreased cost in the acquisition of mineral properties and decreased exploration costs.

The net loss for the twelve months ended November 30, 2002, was $315,085 or $0.06 per share in comparison with $679,427 or $0.24 per share for the same period ending November 30, 2001.  The increase in loss is due to the write off of exploration costs of the Standard Creek property and the write off of mineral properties.  Fully diluted income (loss) per share for the year ended November 30, 2002, was ($0.06) compared to ($0.24) for the previous year ending November 30, 2001.

During the year ended November 30, 2002 the Company used $309,940 of its cash resources for operating activities and $6,841 in its investing activities.  Included in the investing activities was $0 for mineral properties $Nil for exploration costs, and $0 in costs incurred in investigating potential investments.  These activities were funded by the initial cash balance on hand at the beginning of the year plus funds raised during the year.  During the fiscal year, the Company received $330,500 from private placements $180,250 from the exercise of warrants and $12,750 from the exercise of incentive stock options.  As a result, the Company had a positive cash flow of $66,369 and a cash balance of $126,202 as at November 30, 2002.

Options to Purchase Securities from Registrant or Subsidiaries

As at February 27, 2002 we cancelled all previously outstanding stock options and issued rights to purchase or acquire an aggregate of 505,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the warrants listed in Item 6.B "Director and Employee Stock Options".  The closing market price of the common shares on November 30, 2003, on the TSX Venture Exchange was $0.17. In February 2004, the Company re-priced all existing stock options to $0.25 per share.   In February 2004, the Company issued 120,000 stock options exercisable at $0.25 per share to directors, officers and a consultant of the Company.  In September 2004, the Company issued 900,000 stock options exercisable at $0.70 per share to directors, officers and a consultant of the Company.  The following table summarizes stock option transactions for the years ended November 30, 2005 and 2004:

	Year ended November 30,	Year ended November 30,
	2005	2004

Outstanding, beginning of year	920,000	95,000

Issued – exercisable at $0.25	-	120,000
Exercised at $0.25	(20,000)	(195,000)

Issued - exercisable at $0.70	585,000	900,000
Exercised at $0.70	(75,000)	-
Cancelled	(425,000)	-

Issued - exercisable at $1.05	175,000	-
Cancelled	(25,000)	-

Issued - exercisable at $1.00	50,000	-

Issued – exercisable at $1.12	75,000	-

Outstanding, end of year	1,260,000	920,000

.

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

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs or the future acquisition of projects.

Fiscal year 2005

In June 2005, the Company completed a private placement consisting of 1,000,000 units at a price of $0.56 per unit for total proceeds of $560,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one half a common share at a price of $0.80 per whole common share until December 23, 2006.

In July 2005, the Company completed a private placement consisting of 150,000 units at a price of $0.61 per unit for total proceeds of $91,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one half a common share at a price of $0.80 per whole common share until January 5, 2007.

Fiscal year 2004 and prior

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

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder’s fee was issued. During the year, 150,000 warrants were exercised. If the common shares trade above $1.00 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.   To date 1,306,250 warrants remain unexercised.  G.F. Consulting Corp., a private company owned by Gary Freeman purchased 300,000 units under this private placement.

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

During the year ended November 30, 2004, we used $ 1,184,084 of our cash resources for operating activities and $5,732 in investing activities.  These activities were funded by initial cash balance on hand at the beginning of the year and funds raised during the year.  During the fiscal year, we received $3,765,487 from common share issuances, excluding property acquisitions and other transactions.  In February, 2004, the Company issued 850,000 units at $0.24 for proceeds of $204,000. Warrants to purchase an additional 425,000 shares at $0.35were issued on the private placement, these warrants expire August 26, 2005.  In March of 2004, the Company issued 2,500,000 units at $0.27 for proceeds of $675,000.  Warrants to purchase 1,250,000 common shares at $0.35 were issued on this private placement.  These warrants expire in March, 2006.  In May of 2004 the Company issued 3,010,000 units at $0.54 for proceeds of $1,625,400.  Warrants to purchase 1,625,000 shares at $0.80 were issued on this private placement.  These warrants expire in May, 2006.  In September 2004, the Company issued 1,306,250 units at $0.80 for proceeds of $1,045,000.  Warrants to purchase 1,045,000 shares at $1.00 were issued on this private placement.  These warrants expire in March, 2006.  The Company received $123,900 from the exercise of warrants and $44,687 from the exercise of options.  Subsequent to year end, the Company received $10,000 from the exercise of options and $42,000 from the exercise of warrants.    Subsequent to year end, in May 2005, the Company announced it would be issuing 1,000,000 common shares at $0.56 by way of private placement.  Warrants to purchase an additional 500,000 common shares at $0.70 are attached to this private placement.  These warrants expire in May 2007.

During the fiscal year ended November 30 2003, we used $263,803 of our cash resources for operating activities and $Nil in investing activities.  These activities were funded by initial cash balances on hand at the beginning of the year and funds raised during the year.  During the fiscal year we received $97,500 from a private placements in which 225,000 common shares were issued at $0.30 per share with warrants to purchase a further 225,000 shares at $0.42 which expire in November of 2005, and 62,500 shares at $0.48 with 62,500 warrants at $0.60.   $33,750 was received from the exercise of warrants and $44,250 from the exercise of options.

5.C

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

5.D

TREND INFORMAITON

Not Applicable.

5.E

OFF BALANCE SHEET ARRANGEMENTS

Not Applicable

5.F

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments Due by Period
	Less than one Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations – cash payments	$50,000	$25,000	$25,000	$25,000
Contractual obligations - shares	950,000	-	-	-
Capital (finance) lease obligations	N/A	N/A See note 2	N/A See note 2	N/A
Other long term liabilities reflected in the Company’s balance sheet under GAAP of the primary financial statements	N/A	N/A	N/A	N/A

The information used in the above table is as of the latest fiscal year end balance sheet (November 30, 2005).

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term.  All directors and officers hold office until the next annual general meeting of our shareholders or until a successor can be appointed.

Name, Municipality of Residence and Position with Company	Principal Occupation during the Past Five Years	Number of Common Shares of the Company beneficially owned or directly/indirectly controlled (2) (3)	Percentage of Issued Share Capital (3)
GARY FREEMAN(1) Vancouver, British Columbia Canada Vice President and Director September. 2004 to Present President and Director from March 1999 to September 2004 Acting President and CEO from March 2005 to June 2005	President and Director of Wealth Minerals Ltd. from March, 2000 to September, 2004. Mr. Freeman has been in the investment community for over 18 years and has been responsible for the financing of many public companies, such as Lion Lake Resources, Palmer Resources and Indico Technologies. He has worked in the development and the structuring of projects from early stages. Mr. Freeman began working with Wealth Minerals Ltd. in 1996 and had worked as project co-coordinator on a contract basis. Mr. Freeman dedicates less than 25% of his time to the Company in the area of business development.	349,157 direct 301,468 indirect 100,000 options 0 warrants	3.89%
JERRY G. POGUE (1) Vancouver, British Columbia Canada President and CEO from 1996 to March 1999, Director from March 1999 to Present, Acting President and CEO from July 2005 to Present	Acting President and CEO of Wealth Minerals Ltd. Mr. Pogue is a self-employed business consultant and has been a financier since 1994. Mr. Pogue was previously the President, CEO, Chairman and a Director of Palmer Resources Ltd. from May, 1996 to February, 1999; Prior to 1994 was a Registered Representative with National Securities Corp., Seattle, WA, USA from 1981 to 1993 Mr. Pogue dedicates approximately 75% of his time to the Company in business development, finance, property acquisition and personnel.	223,905 direct 259,800 indirect 175,000 options 15,000 warrants	2.89%
HENK VAN ALPHEN(1) North Saanich, British Columbia Canada Director September 2004 to Present	Henk Van Alphen has 23 years experience in the mining business as an exploration contractor and as the former President of Pacific Rim Mining. He is currently the President of Cardero Resources Ltd., of Vancouver B.C. a TSX Venture listed company. Mr. Van Alphen dedicates approximately 25% of his time to the Company in the areas of business development, property acquisition and finance.	559,000 common 175,000 options 0 warrants	3.34%
MICHAEL BARTLETT(1) Orlando, Florida USA Director 1996 to present

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

		0 common 50,000 options 0 warrants	N/A
MICHAEL W. KINLEY Burnaby, British Columbia Canada Chief Financial Officer August 2005 to Present

Director and CFO of StonePoint Global Brands Inc. since June 2004; CFO of Cardero Resources Corp. since August 2005, CFO of Wealth Mineral Limited since July 2005; Director and CFO of Indico Technologies Ltd. since January, 2005; President, CEO, CFO and Director of Zim Gold Resources Ltd. from February 1997 to present (now Noise Media Inc.); Director and CFO of Strike Resources Ltd. since July 2004 to present; President and Director of WorldStar Energy Corp. (formerly Auteo Media Inc.) since December 2003; President and Director of Abstract Enterprises Corp. from  September 1997 to December 2005; President of Winslow Associates Inc., a private consulting firm since 1993; President and Director of Jon Daring Group Inc. since February 2005.  Mr. Kinley dedicates approximately 30% of his time to the Company in his position of Chief Financial Officer.

		0 common 50,000 options 0 warrants	N/A
ROSALIE MOORE(4) Vancouver, British Columbia Canada President, Director September 2004 to March 2005

Ms. Moore obtained her M.S. Geology from Kent State University in Kent, Ohio.  Ms. Moore has worked as a geologist for Texaco Inc. in Louisianna, Touchstone Resources in Nevada, Ivanhoe Capital Corporation of Vancouver and Minera ABX Exploraciones of Cajamarca, Peru.  Ms. Moore was the Manager, Geological and Technical Services for Diamond Fields Resources of Vancouver.  Ms. Moore has also served as a Mining Analyst for the Natural Resource Group at Yorkton Securities in Vancouver and is the past Vice President of Corporate Relations of Pan American Silver Corp., of Vancouver, B.C.  Most recently, Ms. Moore was the Vice President of Corporate Development at Bear Creek Mining Corporation in Vancouver. Ms. Moore dedicated 100% of her time to the Company as its president and geological expert.

		Nil	N/A
JON LEVER(5) Vancouver, British Columbia Canada Chief Financial Officer Sept 2004 to July 2005

Mr. Lever has been a Certified Management Accountant since October 1991. President, Lever Capital Corporation since September 1995, a private company providing financial and operations management, and regulatory and internal financial reporting for public companies. CFO of Lalo Ventures Limited since February 20, 2004, and CFO of Tournigan Gold Corporation since April 1, 2004. Both companies are involved in mineral exploration and are listed on the TSX Venture Exchange. Former director of Finance, Digital Pioneer Technologies Corp., a private technology equipment manufacturer, from April 2000 to April 2002. Former director of Consolidated Agarwal Resources Ltd., a public issuer not currently trading, from February 26, 2001 to December 31, 2003. Former director of Player Petroleum Corporation, a public oil and gas producer, from January 1996 to March 1999.  Mr. Lever dedicated 20% of his time to the Company as the Chief Financial Officer

		Nil	N/A
KATHLEEN MARTIN(6) Vancouver, British Columbia Canada Corporate Secretary March 2005 to December 2005

Ms. Martin is an independent corporate finance consultant, with 20 years experience in the public markets.  She is the past CEO and founder of Voyageur Film Capital now a CNQ listed Company called Creation Casinos.  She is a director of Learnsoft Corporation and TSX Venture listed company. She is the President of St. Andrew’s Finance Ltd. a private Vancouver based company specializing in corporate finance and debt re-organizations.  Ms. Martin dedicated 20% of her time to the Company in the areas of corporate administration, governance and regulatory compliance.

		Nil	N/A

(1)

Each Director is a  Member of the Audit Committee of the Company

(2)

Common shares and options beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, based upon information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares or options are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants held by the respective directors and officers.  Details of options held by the directors and officers are set forth under "Options and Other Rights to Purchase Shares - Outstanding Stock Options".

(3)

The directors, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 1,693,330 common shares of the Company, representing 10.13% of the total issued and outstanding Common Shares of the Company as at May 26, 2006.

(4)

Ms. Moore resigned as President and Director on March 27, 2005.

(5)

Mr. Lever resigned as Chief Financial Officer on July 31, 2005.

(6)

Ms. Martin was not re-elected to the position of Corporate Secretary at a meeting of the Board of Directors held on December 21, 2005.

MANAGEMENT

At the Annual General Meeting held on December 21, 2005, Gary Freeman, Michael Bartlett, Jerry Pogue and Henk Van Alphen were elected as directors of the Company. Mr. Michael W. Kinley was appointed as the Chief Financial Officer.

Jerry Pogue has been acting President and CEO on a full time basis since July 1, 2005.  The Company is currently assessing appropriate candidates for the permanent position of President and CEO.  The Company has no other full or part time employees and hires consultants on an as required basis.

INVESTOR RELATIONS

We have entered into an agreement with Institutional Market Communications Inc. for the provision of investor relations services focusing on the European market(s).

We have entered into an agreement with Mr. Glenn Shand to provide investor relations services.  Please see 6.B "Termination of Employment, Changes in Responsibility and Employment Contracts".

 6. B

 COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for each of the past three completed fiscal years in respect of the Company’s directors and members of its administrative, supervisory or management bodies.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Gary R. Freeman, Director (2)	Nov 30 / 05	$72,500	Nil	Nil	Nil	N/A	N/A	N/A
Jerry G. Pogue, Director	Nov 30 / 05	$16,000	Nil	Nil	25,000	N/A	N/A	N/A
Michael Bartlett, Director	Nov 30 / 05	Nil	Nil	Nil	50,000	Nil	Nil	Nil
Rosalie Moore Director, President(1)	Dec 04 to Mar 05	$36,000	Nil	$108,000	200,000	N/A	N/A	N/A
Henk Van Alphen, Director	Nov 30 / 05	$17,100	Nil	Nil	Nil	N/A	NA	N/A
Michael Kinley, CFO	Nov 30 / 05	$12,000	Nil	Nil	Nil	N/A	N/A	N/A
Jon Lever, CFO (4)	Nov 30 / 05	$16,000	Nil	Nil	Nil	N/A	N/A	N/A
Kathleen Martin (3) Corporate Secretary	Nov 30/05	Nil	Nil	Nil	Nil	N/A	N/A	N/A

(1)

Ms. Moore resigned as the President and Director in March 2005.  Ms. Moore received $18,000 under her contract in fiscal 2004 for her duties as President.  Ms. Moore received $36,000 in compensation as President during 2005.   Ms. Moore received a lump sum payment of $108,000 under the terms of her contract when she resigned as President in March 2005.

(2)

In September 2004 Mr. Freeman stepped aside as President and CEO of the Company and pursuant to a Board resolution, received a lump sum payment of $60,000 in severance.  In September 2004 Mr. Freeman entered into an employment contract to provide investor relations, finance and administration services to the Company for a payment of $5,000 per month which, in October 2004, was revised to $7,500 per month in October 2004.  The terms of Mr. Freeman’s agreement were further revised in October 2005 to provide the Company with finance services for a monthly payment of $2,500.00 per month.

(3)

During fiscal 2005, 628894 B.C. Ltd., a private British Columbia Company owned by Kathleen Martin was compensated for administrative and supervisory work in connection with the Company’s regulatory filings, audit and quarterly report preparation and filings and business affairs.  This compensation amounted to CDN$25,596.

(4)

Jon Lever resigned effective July 31, 2005

No other executive officer received direct or indirect compensation from any source for services provided to the Company during the most recently completed financial year.

Outstanding Warrants from Previous Private Placements

As at May 26, 2006 351,750 share purchase warrants exercisable at $0.80 remain outstanding until December 23, 2006 of which Jerry Pogue has 15,000 warrants.  A further 55,000 share purchase warrants are exercisable at $0.80 until January 5, 2007. On May 5, 2005 Jerry Pogue exercised 150,000 share purchase warrants exercisable at a price of $0.35.  On May 25, 2005, GF Consulting Corp., a private company owned by Gary Freeman, exercised 100,000 warrants at a price of $0.42.  On July 20, 2005 Gary Freeman exercised 100,000 share purchase warrants exercisable at a price of $0.35 and on August 3, 2005 GF Consulting Corp. exercised 50,000 share purchase warrants at a price of $0.35.  On November 14, 2005 Jerry Pogue exercised 100,000 warrants at a price of $0.42.  On March 26, 2006 Amergold Investments, a private company owned by Jerry Pogue, exercised 95,000 warrants at an exercise price of $0.80.  All remaining warrants are owned by private individuals or corporations not related to Wealth.

Defined Benefit or Actuarial Plan Disclosure

We have no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company currently has two employment contracts in place.

Mr. Gary Freeman entered into a contract with the Company to provide investor relations, management and administrative services at a rate of $5,000 per month until September 30, 2005 and he was granted 200,000 incentive stock options under this agreement.  His rate for contract services was amended to $7,500 per month on October 2, 2004 which was revised in October 2005 whereby the services provided by Mr. Freeman were amended and his monthly fees lowered to $2,500.

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

Management and Consulting Contracts

The Company has no other management contracts other than previously disclosed in this Form 20F.

Compensation of Directors

Gary Freeman and Rosalie Moore receive compensation for their services as officers.  With the exception of $8,720 paid to Jerry Pogue, all other directors and officers receive compensation based upon services provided to the Company and/or stock options for their services.

Proposed Compensation

We have determined the amount of compensation to be granted to officers for the 12 months beginning December 1, 2005 as follows:

	Monthly Cdn.	Yearly Cdn.
Jerry Pogue	$5,000	$60,000
Henk Van Alphen	$5,700	$68,400
Gary Freeman	$2,500	$30,000
Michael Kinley	$3,000	$36,000

Except as disclosed above, we have no standard arrangement pursuant to which officers or directors are compensated for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

The Company paid $16,000 to Jerry Pogue for services as a director and acting President in fiscal 2005.

The Company paid $30,153 in expense reimbursement to directors in fiscal 2005.

6.C

BOARD PRACTICES

The Company does not have a formal compensation committee. However, the Board meets on an annual basis to review management compensation.

The Board of Directors of the Company adopted an Audit Committee Charter on November 24, 2005 (copy attached as Exhibit 99.1).  The Company does not currently have any other committees.  The Audit Committee reviews all financial statements prior to any acceptance of the financial statements and filing of the statements with the Regulatory Authorities.

The overall purpose of the Audit Committee is to:

•

Ensure that the management of Wealth Minerals Ltd. has designed and implemented an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements;

•

Oversee, review and report on the integrity of the Company’s financial disclosure and reporting;

•

Review the Company’s compliance and regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts; and

•

By directly responsible for:

a.

The selection of a firm of external auditors to be proposed for election as the external auditors of the Company;

b.

The oversight of the work of the Company’s external auditors, and

c.

Subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company.

All officers and directors will hold office for one year or until the next Annual General Meeting.

The date of expiration of the current term of office for each of the Company’s directors can be found in the chart located under “Item 6.B Compensation”.

For details of directors’ service contracts with the Company providing for benefits upon termination of employment, please see the discussion found under “Item 6.B Compensation”.

Jerry Pogue is the acting CEO and President.  He will hold this office until the next Annual General Meeting or until a new President and CEO is appointed.  The Company is currently assessing candidates for the position of CEO and President.

With the exception of Mr. Freeman’s current contract with the Company for finance services, the Company and its subsidiary does not currently have any employment contracts with any of its officers and directors.

6.D

EMPLOYEES

The Company does not have any other full time employees who are under contract.  The Company hires consultants on an as needed basis.

6.E

SHARE OWNERSHIP

The Company discloses its share ownership for the persons listed in Item 6B in Item 6A.

The following is a summary of the principal terms of the Company’s Stock Option Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants of the Company and any of its affiliate and consultant companies. A consultant (a "Consultant") is defined under B.C. Instrument 45-106 as an individual (or a company wholly owned by individuals) who:

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

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. Unless the Company otherwise decides, in the event an option holder ceases to be a Consultant or employee of the Company (other than by reason of death), the stock option will expire on the earlier of the expiry date stated in the option agreement ("Fixed Expiry Date") and the 90th day following the date of termination, unless the holder holds the stock option as an employee of the Company performing investor relations activities, in which case the stock option will expire on the earlier of the Fixed Expiry Date or 30 days following the date the director or senior officer ceases to be a director or senior officer of the Company. Notwithstanding the foregoing, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of ceasing to meet the qualifications under the Business Corporations Act (Alberta), a special resolution is passed by the shareholders, or an order is made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or Consultant ceases to be an employee or Consultant as a result of an order made by a regulatory authority. In the event of the death of an option holder, who is a director or an employee who was continuously employed by the Company, the stock option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier.

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

The Plan is a "rolling" stock option plan as described in Exchange Policy 4.4. Under Exchange Policy 4.4, the Company is required to obtain the approval of its shareholders to any stock option plan that is a "rolling" plan.   The Plan is attached hereto as Exhibit #5.1.

Outstanding Employee and Director Stock Options as at May 30, 2006

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant/ Repriced	Exercise Price	Expiry Date	Market Value on Date of Grant/Repriced
Gary Freeman	100,000	Sept. 29/04	$0.70	Sept. 29/06	$70,000
Jerry Pogue	150,000	Sept. 29/04	$0.70	Sept. 29/06	$105,000
Henk Van Alphen	175,000	Sept. 29/04	$0.70	Sept. 29/06	$122,500
James Dawson	105,000	May 05/05	$0,70	May 26/07	$73,500
Mark D. Cruise	105,000	May 05/05	$0.70	May 26/07	$73,500
Euromerica Capital Group	75,000	May 05/05	$0.70	May 26/07	$52,500
Institutional Market Communications	75,000	May 05/05	$0.70	May 26/07	$52,500
Marla Ritchie	25,000	May 05/05	$0.70	May 26/07	$52,500
Quentin Mai	75,000	May 05/05	$0.70	May 26/07	$52,500
Glenn Shand	75,000	May 05/05	$0.70	May 26/07	$52,500
Jerry Pogue	25,000	Aug. 29/05	$1.05	Aug. 29/07	$26,250
Michael Bartlett	50,000	Aug. 29/05	$1.05	Aug. 29/07	$52,500
James Dawson	25,000	Aug. 29/05	$1.05	Aug. 29/07	$26,250
Mark Cruise	25,000	Aug. 29/05	$1.05	Aug. 29/07	$26,250
Marla Ritchie	25,000	Aug. 29/05	$1.05	Aug. 29/07	$26,250
Phyllis Alexander	25,000	Nov. 03/05	$1.00	Nov. 03/07	$25,000
Glenn Shand	25,000	Nov. 03/05	$1.00	Nov. 03/07	$25,000
Institutional Market Communications Inc.	75,000	Nov. 24/05	$1.12	Nov. 24/07	$84,000
Euromerica Capital Group	75,000	Dec. 05/05	$1.41	Dec. 05/07	$105,750
Alfredo Minhondo	20,000	May 07/06	$1.45	May 07/08	$29,000
Paul Klipfel	30,000	May 07/06	$1.45	May 07/08	$43,500
Michael Kinley	50,000	May 07/06	$1.45	May 07/08	$72,500
Total

In May 2005, it was announced that Wealth will issue 560,000 stock options exercisable at $0.70 until May, 2007.  At that time, 650,000 of the 900,000 options issued in September 2004 were cancelled as follows, Gary Freeman, 100,000 cancelled, Henk Van Alphen, 25,000 cancelled, David Shaw, 100,000 cancelled.  Rosie Moore’s 200,000 options were cancelled upon her resignation from the Company.  On May 26, 2005 the Company amended the options to be issued to 585,000 exercisable at $0.70 until May of 2007.   On August 29, 2005 the Company granted 175,000 incentive stock options at an exercise price of $1.05 until August 29 2007, 25,000 of these options were subsequently cancelled.  On November 3, 2005 50,000 stock options were granted at an exercise price of $1.00 until November 3, 2007.  On November 24, 2005 75,000 options were granted at an exercise price of $1.12.  Subsequent to the year end, on December 5, 2005 75,000 options were granted at an exercise price of $1.41 until December 5, 2007 and, on May 7, 2006 a further 100,000 options were granted at an exercise price of $1.45 until May 7, 2008.

All issuances of shares for the past three years are represented in the Company’s financial statements incorporated by reference herein.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

MAJOR SHAREHOLDERS

The Company has no major shareholders owning greater than 5% of the Company.

7.B

RELATED PARTY TRANSACTIONS

During fiscal 2005 we paid $105,600 to three directors (Jerry Pogue, Henk Van Alphen and Gary Freeman) and $28,000 to two officers (Michael Kinley and Jon Lever). Also, we paid rent and administration fees of $55,867 to Cardero Resource Corp, a public company related by a common director.

ITEM 8.

FINANCIAL INFORMATION

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

8.B

SIGNIFICANT CHANGES

a)

Subsequent to year end, 632,500 warrants were exercised at $0.35 per share, 883,250 warrants were exercised at $0.80 per share, 1,206,250 warrants were exercised at $1.00 per share, 123,250 warrants were exercised at $0.80 per share and 20,000 warrants were exercised at $0.80 per share.

b)

Stock options

i)

Subsequent to year end, 75,000 options were granted to consultants, exercisable at $1.14 per share until December 5, 2007

ii)

25,000 options were exercised at $0.70 per share.

iii)

Subsequent to year end, 100,000 options were granted to a officers and consultants, exercisable at $1.44 per share until March 7, 2008.

ITEM 9.

THE OFFER AND LISTING

The Company was incorporated on October 7, 1994.  The Company’s common shares currently trade on the TSX Venture Exchange under the trading symbol "WML".  The common shares commenced trading on the Frankfurt Stock Exchange under the symbol "EJZ" on August 31, 2004. The Company’s shares commenced trading on the OTCBB in 2001, however during the period from August 2004 to October 2004 the Company’s shares were traded through the Pink Sheets and not the OTCBB.  The Company’s common shares currently trade under the symbol "WMLLF" on the OTCBB.

Historical Stock Prices on TSXV (in Canadian Dollars)

Price	2001	2002	2003	2004	2005
High	0.15	0.46	0.37	1.50	1.95
Low	0.08	0.10	0.10	0.09	0.50

Historical Stock Prices on TSXV (in Canadian Dollars) Quarterly from 2003

Price	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
High	0.50	0.30	0.29	0.20	0.15	1.20	1.50	1.08	0.90	0.95	1.60	1.95	2.21
Low	0.315	0.175	0.20	0.09	0.09	0.335	0.67	0.65	0.53	0.50	0.88	1.15	1.50

Historical Prices on TSXV (in Canadian Dollars) Monthly from June 1, 2005 to present

Price	Jun 05	Jul 05	Aug 05	Sep 05	Oct 05	Nov 05	Dec 05	Jan 06	Feb 06	Mar 06	Apr 06	May 06
High	1.39	1.60	1.50	1.75	1.95	1.72	1.93	2.21	2.14	2.00	1.98	1.98
Low	0.88	0.95	1.01	1.15	1.19	1.15	1.50	1.60	1.60	1.74	1.63	1.66

Historical Prices on OTCBB (in U.S. Dollars)

Price	2001	2002	2003	2004	2005
High	0.07	0.32	0.245	1.00	1.70
Low	0.02	0.109	0.07	0.07	0.42

Historical Prices on OTCBB ( in U. S.  Dollars) Quarterly from 2003

Price	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
High	0.245	0.19	0.16	0.11	0.07	1.00	0.85	0.78	0.60	0.77	1.25	1.70	1.94
Low	0.13	0.13	0.11	0.07	0.07	0.48	0.84	0.58	0.44	0.45	0.70	0.98	1.30

Historical Prices on OTCBB (in U.S. Dollars) Monthly from June 2005 to Present

Price	Jun 05	Jul 05	Aug 05	Sep 05	Oct 05	Nov 05	Dec 05	Jan 06	Feb 06	Mar 06	Apr 06	May 06
High	1.11	1.25	1.20	1.55	1.70	1.50	1.69	1.94	1.85	1.77	1.70	1.75
Low	0.70	0.80	0.82	0.98	1.02	1.01	1.30	1.39	1.38	1.50	1.43	1.45

Historical Prices on Frankfurt Exchange (in Euros) Monthly from August 2005 to Present

Price	Aug 05	Sep 05	Oct 05	Nov 05	Dec 05	Jan 06	Feb 06	Mar 06	Apr 06	May 06
High	0.92	1.21	1.30	1.20	1.40	1.55	1.53	1.44	1.36	1.33
Low	0.73	0.87	0.90	0.82	1.10	1.13	1.25	1.30	1.16	1.18

The closing price of the Company’s shares on the TSX Venture Exchange on May 26, 2006 was $1.90.

ITEM 10.

ADDITIONAL INFORMATION

10.A

SHARE CAPITAL

Not applicable.

10.B

ARTICLES, MEMORANDUM AND BY-LAWS OF THE COMPANY

The Company was originally incorporated under the Business Corporations Act (Alberta) (the “Alberta Act”) but was continued under the Business Corporation Act (British Columbia) (the “BC Act”) on January 9, 2006 under Certificate of Continuation No. C0745243 issued by the Registrar of Companies (B.C.), and is now subject to and governed by the provisions of the BC Act.  In conjunction with the continuation, the Company adopted a new form of Articles (the “New Articles”) to replace those originally adopted under the Alberta Act.  The New Articles are included herein as Exhibit 13.2.

There are no objects or purposes of the Company found in the New Articles, or are there any restrictions on the Company carrying on any business or exercising any powers.  Rather, pursuant to the BC Act, the Company has all the capacity and the rights, powers and privileges of an individual of full capacity.

The New Articles, in conjunction with and subject to the provisions of the BC Act, contain provisions with respect to the rights and restrictions of the classes of shares in the capital of the Company, the rights of shareholders, the procedures for the alteration of the rights and privileges of shareholders, the powers and duties of directors, the power of the directors to borrow, the ability of the directors to bind the Company, the calling and holding meetings of shareholders, and the rights of shareholders in the event of liquidation of the Company’s assets.

The authorized capital of the Company, following the continuance, consists of an unlimited number of common shares without nominal or par value (“Common Shares”), and an unlimited number of preferred shares (“Preferred Shares”) (collectively, the “Shares”).  The special rights and restrictions attaching to each class of Shares are as follows:

The Common Shares, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

Voting: Except for meetings at which only holders of another specified class or series of Shares are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings.

Dividends: Subject to the rights of the holders of the Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to receive and participate rateably in any dividends if, as and when declared by the directors.

Liquidation, Dissolution or Winding-Up: Subject to the rights of the holders of the Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall participate rateably in the distribution of the assets of the Company.

The Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

Issuance in Series: The Preferred Shares may be issued from time to time in one or more series and, subject to the New Articles and any requirements of the BC Act, the directors are authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.

Ranking of Preferred Shares: The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Consequence of Unpaid Cumulative Dividends: If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

Voting: Unless the directors otherwise determine in the resolution designating a series of Preferred Shares, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meetings of shareholders, except as otherwise specifically provided in the BC Act.

Approval by Holders of Preferred Shares: The approval by the holders of the Preferred Shares to any matters may, subject to the provisions of the BC Act, be given in writing by the holders of all of the Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Preferred Shares then outstanding are present in person or represented by proxy.  Notice of any meeting of the holders of the Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called.  The formalities to be observed with respect to the giving of notice of any meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the New Articles with respect to meetings of shareholders.

No Shares have been or may be issued subject to call or assessment.  There are no pre-emptive or conversion rights attached to the Common Shares, and there are no provisions for purchase or cancellation, surrender, or any sinking fund or purchase fund.  Any such provisions with respect to a particular series of Preferred Shares would be created by the directors at the time such series was created (no series of Preferred Shares has been created and no Preferred Shares have been issued).

Provisions as to the modification, amendment or variation of the rights of shareholders, or the rights and restrictions attaching to the Shares, are contained in the New Articles and the BC Act.  Generally, substantive changes to the rights of holders of Shares, including to the authorized capital of the Company, require the approval by the holders of the affected Shares by an ordinary resolution (50% + 1).  However, a right or special right attached to issued Shares must not be prejudiced or interfered with unless the holders of series or class of Shares to which the right or special right is attached consent by a separate special resolution (66 2/3%) of those shareholders, and there are specific provisions with respect to a meeting of the holders of Preferred Shares (see above).  The Company may, by a resolution of its directors alone, subdivide or consolidate all or any of its unissued or issued Shares.

There are no restrictions on the transferability of the Shares contained in the New Articles.  Requirements as to the applicable documentation to be submitted in connection with any transfer are set out in the New Articles.  There are no provisions in the New Articles discriminating against any existing or prospective holder of Shares as a result of any such holder(s) owning a substantial amount of Shares.  There are no provisions in the New Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of its assets or liquidation.

With respect to certain matters concerning directors, the New Articles provide as follows:

(a)

A director who holds a “disclosable interest” (as defined in the BC Act – see below) in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all of the directors have a disclosable interest, in which case any or all of the directors may vote on such resolution.

(b)

There is no requirement for an “independent quorum” of directors to be present in order for the directors to be able to vote compensation to themselves or any members of their body.

(c)

The Company, if authorized by the directors, may:

-

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate,

-

issue bonds, debentures and other debt obligations on such terms as the directors consider appropriate,

-

guarantee the repayment of money by any other person, and

-

mortgage, charge, grant a security interest in or give any other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no restrictions in the New Articles on the powers of the directors as set out above (save with respect to the ability of any directors with a disclosable interest to vote to approve any such transactions).  Such provisions may be varied by an ordinary resolution (50% + 1) of the shareholders.

(d)

There is no provision in the New Articles for the retirement or non-retirement of directors pursuant to any age limit requirement.

(e)

There is no requirement for a director to hold any Shares in order to be qualified to be elected or to act as a director.

The BC Act provides that a director holds a “disclosable interest” in a contract or transaction if:

-

the contract or transaction is material to the Company,

-

the Company has entered, or proposes to enter, into the contract or the transaction, and

-

either of the following applies to the director:

-

the director has a material interest in the contract or transaction, or

-

the director has a material interest in a person who has a material interest in the contract or transaction

However, a director does not hold a disclosable interest in a contract or transaction merely because:

-

the contract or transaction is an arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the director, or a person in whom the director has a material interest, for the benefit of the Company or an affiliate of the Company

-

the contract or transaction relates to an indemnity of the director by the Company or insurance for the benefit of the director

-

the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company

-

the contract or transaction relates to a loan to the Company, and the director, or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan

-

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director is also a director of that corporation or an affiliate of that corporation

The directors may call meetings of shareholders at any time.  There are no provisions in the New Articles permitting a meeting of shareholders to be called by shareholders or by a court of competent jurisdiction, but the BC Act contains provisions permitting the holders of not less than 5% of the issued Shares entitled to vote at general meetings to requisition a meeting of the shareholders and authorizing one or more shareholders holding at least 2.5% of the shares entitled to be voted to call a meeting if the directors do not do so.  Notice of the time, date and location of a general meeting, together with a description of the general nature of any special business to be conducted at the meeting, is required to be sent to all shareholders entitled to attend the meeting at least 21 days before the meeting.  The directors may set a record date for the purpose of determining the shareholders entitled to receive notice of the meeting, but such record date must not be less than 21 days before the date of the meeting.  Similarly, the directors may fix a record date for the purpose of determining the shareholders entitled vote at such meeting, which date may not be more than 60 days before the meeting.  A quorum for a general meeting is a person or persons who are, or who represent(s) by proxy, shareholders holding not less than 5% of the Shares entitled to be voted at the meeting.  Registered shareholders, and duly appointed shareholders for registered shareholders, together with the directors, the president, the secretary, the assistant secretary, any lawyer for the company, the auditor of the Company and any other persons invited by the directors are entitled to attend any general meeting.

There are no provisions in the New Articles requiring the disclosure of shareholder ownership above any threshold.

There are no limitations under the laws of Canada or in the New Articles on the rights of foreigners to hold or vote Shares, except that the Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) of an “acquisition of control” of the Company by a “non-Canadian”.  The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Shares.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act.  With respect to Shares of the Company, an acquisition of control is considered to be the acquisition of the majority of the Shares.  However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquiror.  All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable.  If the investment is reviewable, the investment may not be implemented until the Minister of Industry (Canada) is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada, based on undertakings and representations made by the acquiror.

Where either the acquiror is, or the Company is presently controlled by, a “WTO investor” (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s gross assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than CAD 265 million.  This threshold figure of CAD 265 million applies during calendar year 2006.  The threshold amount is adjusted each year based on the rate of growth in Canadian gross domestic product as determined by Statistics Canada.  The threshold for reviewability is reduced to CAD 5 million in respect to the acquisition of control by a non-WTO investor, if the target company is not controlled by a WTO investor; or in respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business as defined in the Investment Canada Act, or is engaged in the production of uranium and owns an interest in a producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquiror is a WTO investor or if the Company is controlled by a WTO investor.  Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is CAD 50 million or more, or if 50% or more of the value of the Company’s assets acquired in the total transaction is in Canada.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)

by the acquisition of voting shares or the voting interests by any person in the ordinary course of  that person’s business as a trader or dealer in securities;

(b)

in connection with the realization of security granted for a loan or other financial assistance and  not for any purpose related to the Investment Act;

(c)

for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquiror divest control within two years after control was acquired; or

(d)

by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

10.C

MATERIAL CONTRACTS

There were no material contracts that were not in the normal course of business.

10.D

EXCHANGE CONTROLS

There are no laws or legislation that may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company.  Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company’s shares.

10.E

TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES

Certain Canadian Federal Income Tax Consequences to United States Investors

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a shareholder (a “U.S. holder”) acquiring, holding or disposing of Common Shares where, for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), the U.S. holder: (a) is a resident of the United States and not a resident, deemed resident or former resident of Canada; (b) does not, and is not deemed to, carry on business in Canada; (c) holds such Common Shares as capital property; and (d) is the beneficial owner of such Common Shares.

This summary is based on the current provisions of the ITA and the regulations thereunder, all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance of Canada to date, the provisions of the Convention, and the Company’s understanding of the current administrative practices of Canada Revenue Agency (“CRA”).  This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.  This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder nor a substitute for independent advice from a U.S. holder’s own tax advisors.

The provisions of the ITA are generally subject to income tax treaties to which Canada is a party, including the Convention.  CRA takes the position that a limited liability company (LLC) does not qualify as resident of the United States for purposes of the Convention and is, therefore, not entitled to relief under the Convention from tax imposed under the ITA.

Dividends on Common Shares

Under the ITA, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% of the gross amount of dividends paid or credited to the non-resident by a corporation resident in Canada.  The Convention reduces the rate of Canadian withholding tax to 15% of the gross amount of the dividends on Common Shares paid or credited to a U.S. holder who is the beneficial owner of such dividends.  The Convention further reduces the rate of Canadian withholding tax to 5% of the gross amount of the dividends where the U.S. holder who is the beneficial owner of the dividends is a corporation that owns at least 10% of the voting stock of the Company.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and exempt from income tax under the laws of the United States.  However, the Company will be required to withhold and remit the Canadian withholding tax (which may be refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from CRA.

Disposition of Common Shares

Provided that the Common Shares held by a U.S. holder do not constitute “taxable Canadian property” (as that term is defined in the ITA) of the U.S. holder at the time of disposition, the U.S. holder will generally not be subject to tax under the ITA in respect of any capital gain realized on the disposition.  If the Common Shares held by a U.S. holder are listed on a prescribed stock exchange (which includes Tier 1 and Tier 2 of the TSX Venture Exchange) at the time of their disposition, the Common Shares will generally not constitute “taxable Canadian property” at that time, unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Company’s capital stock was owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length or any combination of such persons.

If the Common Shares constitute “taxable Canadian property” of a U.S. holder at the time of their disposition, subject to relief under the Convention, the U.S. holder will be subject to Canadian income tax on one-half of any capital gain (the “taxable capital gain”) realized on the disposition of the Common Shares.  A capital gain (or capital loss) realized on the disposition of Common Shares will be the amount, if any, by which the proceeds of disposition of the Common Shares, less any costs of disposition, exceed (or are less than) the adjusted cost base to the U.S. holder immediately prior to the disposition.  One-half of any capital loss (the “allowable capital loss”) may, subject to the detailed rules in the ITA which deny or restrict the ability to utilize losses, be applied to reduce taxable capital gains realized in the year, the three preceding taxation years or future taxation years.

The Convention generally provides relief from Canadian income tax on capital gains derived on the disposition of Common Shares that are “taxable Canadian property” by a U.S. holder, provided that the value of the Common Shares is not derived principally from “real property” situated in Canada.  For these purposes “real property” includes rights to explore for or exploit mineral deposits, sources and other such natural resources in Canada and rights to amounts computed by reference to the amount or value of production from such resources.  At the present time, the Company does not believe that the value of the Common Shares is not derived principally from “real property” situated in Canada.

Provided that the Common Shares are listed on a prescribed stock exchange at the time of their disposition by a U.S. holder, the U.S. holder will not be required to notify CRA of the disposition and obtain a clearance certificate.  If the Common Shares are not so listed, the U.S. holder will be required to obtain a clearance certificate from CRA within 30 days after the end of the month in which the U.S. holder disposes of such Common Shares and to provide such certificate to the purchaser of those Common Shares.

Certain United States Federal Income Tax Consequences to United States Investors

The following general discussion sets forth a summary of the material Unites States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specifically defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the Unites States or of any state and (iii) estates or trusts the income of which is subject to Unites States federal income taxation regardless of its source.  This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder’s particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws.  Additionally, the following discussion assumes that the Company will not be classified as a “foreign personal holding company” under the Internal Revenue Code of 1986, as amended (the “Code”)

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY SHAREHOLDER.  FURTHERMORE, THIS SUMMARY WAS NOT WRITTEN OR INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON.  NO LEGAL OPINION FROM U.S. LEGAL COUNSEL OR RULING FROM THE UNITED STATES INTERNAL REVENUE SERVICE (THE “IRS”) HAS BEEN REQUESTED, OR WILL BE OBTAINED, REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES.  ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN U.S. TAX ADVISORS FOR ADVICE WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM.

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company’s gross income is “passive income” (as defined in the Code) or if at least 50% of the Company’s assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company (“PFIC”).  The Company may be a PFIC and, if so, may continue to be a PFIC for the foreseeable future.

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

1.

The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC.  (There can be no assurance, however, that this will be the case.)  Accordingly, the timely making of the QEF Election as discussed below, generally should, subject to the discussion below under “Other “PFIC Rules”, minimize any significant adverse United States federal income tax consequences resulting form any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder’s particular circumstances.

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

The QEF election also allows the electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder’s common shares) as capital gain; and (ii) treat such shareholder’s share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) generally avoid interest charges resulting from PFIC status.

It is anticipated that the Company will be characterized as a PFIC, and, the Company intends to comply with the reporting requirements prescribed by Treasury regulations.  In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined.  However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply.  If, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

A QEF election must be made by attaching Form 8621, completed in the manner required by the form, to the timely filed US. Federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends.  The shareholder must also receive and reflect in Form 8621 the information provided in the PFIC Annual Information Statement, the Annual Intermediary Statement, or applicable combined statement.  In addition, the Electing U.S. Shareholder must file a copy of the Form 8621 with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114 by the election due date.  In the case of common shares owned through a U.S. entity, the election is made at the entity level.

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

Credit for Canadian Taxes withheld.  Canadian withholding tax on dividend distributions, if any, is generally reduced to 15% pursuant to the U.S.-Canada tax treaty.  Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder’s tax liability attributable to foreign source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit again United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year.  Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States Tax deduction for such Canadian tax in such taxable year.

Disposition of common shares.  Any gain or loss on a sale or exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss measured by the difference, if any, between the amount realized on the sale or other taxable disposition and the Electing U.S. Shareholder’s adjusted tax basis.  Any such gain will be long-term capital gain or loss if the common shares have been held for more than one year at the time of the sale or taxable disposition, and otherwise will be short-term capital gain or loss.  The sale of common shares through certain brokers may be subject to the information reporting and back-up withholding rules of the Code.

2.

The Non-QEF Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in question and the Company is a PFIC (a “Non-electing U.S. Shareholder”), then special rules under Section 1291of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain “excess distributions” (as defined in the Code) by the Company.  The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.  A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder’s entire holding period of the common shares.  All gains or excess distributions allocated to prior years of the U.S. Shareholder (other than years prior to the first day of the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after December 31, 1986 for which it was a PFIC) would be taxed at the highest marginal tax rates for each such prior year applicable to ordinary income.  (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.)  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had be due with respect to teach such prior year.  A non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which is non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

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

10. I

SUBSIDIARY INFORMATION

The Company has one wholly owned subsidiary, Triband Resources Inc. located at 6171 Riverside Dr., Reno, Nevada.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

Jerry Pogue, Acting President and CEO  of the Company, and Michael Kinley, CFO of the Company, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company during the period in which this Form 20-F was being prepared.

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

16.B

CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are incorporated herein by reference. The Codes of Ethics are contained in the Form 20-F/A filed with the Securities and Exchange Commission on September 27, 2004 and are incorporated by reference herein.

16.C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by STS Partners under each of the categories indicated in the table is described below.

Principal Accountant Service	For the fiscal year ended November 30, 2005	For the fiscal year ended November 30, 2004
Audit Fees	$45,000	$25,700
Audit Related Services	$Nil	$6,000
Tax Fees	$Nil	$5,000
All Other Fees	$Nil	$1,696

Audit Fees

Audit fees were for professional services rendered by STS Partners for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

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

Pre-Approved Policies and Procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees.  The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns and documentation of processes and controls as submitted to the Audit Committee from time to time.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the consolidated financial statements.  The Company adopted a formal Audit Committee Charter on November 24, 2005.

ITEM 17.

FINANCIAL STATEMENTS

The following items are included herein:

Description of Statement

(a)

Auditor’s Report

(b)

Consolidated Balance Sheets as of November 30, 2005 and 2004

(c)

Consolidated Statements of Operations and Cumulative Loss for each of the three years ended November 30, 2005, 2004 and 2003

(d)

Consolidates Statements of Cash Flows for each of the three years ended November 30, 2005, 2004 and 2003

(e)

Consolidated Statements of Shareholders’ Equity for each of the four years ended November 30, 2005, 2004, 2003 and 2002

(f)

Notes to the Consolidated Financial Statements

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

NOVEMBER 30, 2005

AUDITORS’ REPORT

To the Shareholders of

Wealth Minerals Ltd.

(Formerly Triband Resource Corp.)

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Wealth Minerals Ltd. (formerly Triband Enterprise Corp.) as at November 30, 2005 and 2004, and the consolidated statements of operations and cumulative loss, cash flows and shareholders’ equity and deficit for each of the years in the three-year period ended November 30, 2005, and the consolidated statements of operations and cumulative loss and cash flows for the period from the date of incorporation on October 7, 1994 to November 30, 2005.  These consolidated financial statements, expressed in Canadian dollars, are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004, and the results of its operations and cumulative loss, cash flows and changes in shareholders’ equity  for each of the years in the three-year period ended November 30, 2005 and the consolidated statements of operations and cumulative loss and cash flows for the period from the date of incorporation on October 7, 1994 to November 30, 2005, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations and shareholders’ equity for each of the years in the three-year period ended November 30, 2005, to the extent summarized in Note 18 of the consolidated financial statements.

/s/ STS PARTNERS LLP

CHARTERED ACCOUNTANTS

Vancouver, BC

February 24, 2006

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT NOVEMBER 30

Notes	2005	2004

ASSETS

Current
Cash and cash equivalents	$ 2,006,409	$ 2,798,485
Restricted cash	40,425	25,810
Receivables	32,085	16,978
Prepaid expenses	58,498	181,246
Refundable acquisition fee 5	100,000	-

	2,237,417	3,022,519

Property, plant and equipment 4	14,817	13,463
Investment 7	1	1

	$ 2,252,235	$ 3,035,983

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 201,211	$ 65,700
Due to related parties 11	40,084	25,525

	241,295	91,225

NATURE AND CONTINUANCE OF OPERATIONS 1

CONTINGENCIES AND COMMITMENTS 14

Shareholders’ equity
Capital stock 8	10,911,313	8,991,903
Contributed surplus 9 and 10	825,012	532,560
Share subscriptions	-	(30,375)
Deficit accumulated during the exploration stage	(9,725,385)	(6,549,330)

	2,010,940	2,944,758

	$ 2,252,235	$ 3,035,983

On behalf of the Board:

   “Henk Van Alphen”

   “Jerry Pogue”

_______________________

Director

_______________________

Director

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS

(Expressed in Canadian Dollars)

	Years Ended November 30,			Cumulative Amounts From October 7, 1994 to November 30,
Notes	2005	2004	2003	2005

OPERATING EXPENSES
Amortization	$ 4,051	$ 2,438	$ 2,974	$ 28,790
Consulting fees 11	213,240	238,116	82,800	938,852
Exploration costs 6	1,798,184	504,262	27,783	3,956,589
Listing and transfer agent fees	35,340	81,156	20,730	281,818
Office	54,420	25,061	23,026	350,527
Professional fees	125,413	86,837	52,900	421,842
Property investigation	64,180	-	-	250,743
Rent 11	51,673	21,845	17,333	169,803
Salaries and benefits 11	146,023	5,519	-	231,850
Shareholders’ communications	157,287	30,938	11,853	577,699
Stock-based compensation 10	335,362	549,360	-	884,722
Travel	131,166	44,237	24,702	289,627

	(3,116,339)	(1,589,769)	(264,101)	(8,382,862)

B.C. Capital taxes	-	(31,909)	-	(31,909)

Gain on write-down of Due to affiliated company	-	2,594	-	2,594

Gain on sale of marketable securities	-	-	-	100,703

Gain (loss) on foreign exchange	(18,734)	577	438	141,501

Gain (loss) on disposal of property, plant and equipment	131	-	-	(7,058)

Interest income	46,627	15,749	464	260,033
Impairment of mineral properties	(87,740)	-	-	(1,188,462)

Investment income	-	-	-	27,565

Write-down of investments	-	(27,564)	-	(272,964)

Write-down of marketable securities	-	-	-	(374,526)

Net loss for the period	$ (3,176,055)	$ (1,630,322)	$ (263,199)	$ (9,725,385)

Basic and diluted loss per share	$ (0.27)	$ (0.24)	$ (0.14)
Basic and diluted weighted average common shares outstanding	11,648,823	6,732,969	1,920,270

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Years Ended November 30,			Cumulative Amounts From October 7, 1994 to November 30,
	2005	2004	2003	2005

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net loss for the period	$ (3,176,055)	$ (1,630,322)	$ (263,199)	$ (9,725,385)
Items not affecting cash
Amortization	4,051	2,438	2,974	28,790
Investment income	-	-	-	(27,565)
Gain on sale of marketable securities	-	-	-	(100,703)
Gain (loss) on disposal of property, plant and equipment	(131)	-	-	7,058
Impairment of mineral properties	87,740		-	1,188,462
Stock-based compensation	335,362	549,360		884,722
Write-down of marketable securities	-	-	-	374,526
Write-down of investments	-	27,564	-	272,964

Changes in non-cash working capital items:
(Increase) decrease in receivables	(15,107)	(13,984)	4,176	(32,085)
(Increase) decrease in prepaid expenses	122,748	(175,171)	4,939	(58,498)
Refundable acquisition fee	(187,740)	-	-	(187,740)
Decrease in due from related parties	-	5,350	(5,350)	-
(Increase) decrease in due to related parties	14,559	25,525	-	40,084
Increase in accounts payable and accrued liabilities	135,511	27,750	19,657	291,044
Advances to affiliated company Increase (decrease)	-	(2,594)	-	-

Net cash used in operating activities	(2,679,062)	(1,184,084)	(236,803)	(7,044,326)

INVESTING ACTIVITIES
Proceeds on sale of marketable securities	-	-	-	488,027
Property, plant and equipment acquired	(8,854)	(5,732)	-	(60,429)
Proceeds on disposal of property, plant and equipment	3,580	-	-	9,763
Acquisition of mineral properties	-	-	-	(500,722)
Acquisition of marketable securities	-	-	-	(761,850)
Increase in investments	-	-	-	(245,400)

Net cash (used in) provided by investing activities	$ (5,274)	$ (5,732)	$ -	$ (1,070,611)

	Years Ended November 30,			Cumulative Amounts From October 7, 1994 to November 30,
	2005	2004	2003	2005

Continued…

FINANCING ACTIVITIES
Issuance of capital stock, net of issuance costs	$ 1,876,500	$ 3,979,587	$ 175,500	$ 10,161,771
Share subscriptions receivable	30,375	(30,375)	-	-

Net cash provided by financing activities	1,906,875	3,949,212	175,500	10,161,771

Net change in cash and cash equivalents during the period	(777,461)	2,759,396	(61,303)	2,046,834

Cash and cash equivalents, beginning of period	2,824,295	64,899	126,202	-

Cash and cash equivalents, end of period	$ 2,046,834	$ 2,824,295	$ 64,899	$ 2,046,834

Represented by:

	November 30,
	2005	2004

Interest bearing deposits with banks	$ 494,280	$ 481,826
Term deposits	1,512,129	2,316,659
Term deposits - restricted	40,425	25,810
	$ 2,046,834	$ 2,824,295

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Price	Value of Common Shares Issued and Fully Paid	Subscriptions Receivables	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total
Balance at November 30, 2002	1,771,434		$4,820,016	$ -	$ -	$ (4,655,809)	$ 164,207

Issuance of shares for cash
Private placement	62,500	0.48	30,000	-	-	-	30,000
Exercise of options	56,250	0.68	38,250	-	-	-	38,250
Exercise of options	6,250	0.96	6,000	-	-	-	6,000
Exercise of warrants	28,125	1.20	33,750	-	-	-	33,750
Private placement	225,000	0.30	67,500	-	-	-	67,500
Net loss for the year			-	-	-	(263,199)	(263,199)

Balance at November 30, 2003	2,149,559		4,995,516	-	-	(4,919,008)	76,508

Issuance of shares for cash:
Private placement	850,000	0.24	204,000	-	-	-	204,000
Private placement	2,500,000	0.27	675,000	-	-	-	675,000
Exercise of warrants	62,500	0.60	37,500	-	-	-	37,500
Private placement	3,010,000	0.54	1,625,400	(13,500)	-	-	1,611,900
Exercise of warrants	59,500	1.20	71,400	-	-	-	71,400
Exercise of warrants	150,000	0.35	52,500	-	-	-	52,500
Private placement	1,306,250	0.80	1,045,000	-	-	-	1,045,000
Exercise of options	178,750	0.25	44,687	(16,875)	-	-	27,812
Shares issued for property	200,000	1.22	244,000	-	-	-	244,000
Settlement of debts	84,583	0.24	20,300	-	-	-	20,300
Stock-based compensation			16,800	-	532,560	-	549,360
Share issuance costs			(40,200)	-	-	-	(40,200)
Net loss for the year			-	-	-	(1,630,322)	(1,630,322)

Balance at November 30, 2004	10,551,142		8,991,903	(30,375)	532,560	(6,549,330)	2,944,758

Issuance of shares for cash:
Exercise of warrants	780,000	0.35	273,000	-	-	-	273,000
Exercise of warrants	225,000	0.42	94,500	-	-	-	94,500
Exercise of options	95,000	0.25 /0.75	57,500	-	-	-	57,500
Exercise of warrants	577,500	0.80	462,000	-	-	-	462,000
Exercise of warrants	100,000	1.00	100,000	-	-	-	100,000
Private placement	1,000,000	0.56	560,000	-	-	-	560,000
Private placement	150,000	0.61	91,500	-	-	-	91,500
Shares issued for property	200,000	0.98 / 1.40	238,000	-	-	-	238,000

Subscriptions received			-	30,375	-	-	30,375
Stock-based compensation			42,910	-	292,452	-	335,362
Net loss for the year			-	-	-	(3,176,055)	(3,176,055)
Balance at November 30, 2005	13,678,642		$ 10,911,313	$ -	$ 825,012	$ (9,725,385)	$ 2,010,940

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

November 30, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company’s principal business activity is the exploration and development of mineral properties.

On January 14, 2004 the Company changed its name to Wealth Minerals Ltd. from Triband Enterprise Corp. and consolidated its capital stock, warrants and options on a basis of four old shares for one new share. All share, warrant, option and per unit data included in these consolidated financial statements have been adjusted to retroactively reflect this consolidation.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from those estimates.  Accounts specifically requiring the use of management estimates and assumptions in determining carrying values are receivables, prepaid expenses, property, plant and equipment, investments, accounts payable and accrued liabilities, due to related parties and future income taxes.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.).  All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts and highly liquid investments with original maturities of nine months or less.

Restricted cash

Under the terms of MasterCard’s corporate credit policy, the Company is required to pledge a defined amount of term deposit to the financial institution as collateral.  This deposit is interest bearing and refundable upon cancellation of the credit cards.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, secured deposit, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

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

Investment

The Company’s long-term investment is accounted for on the cost basis.  The investment is written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period-end are included in statements of operations.

Basic and diluted loss per share

The Company uses the "treasury stock method" in computing loss per share.  Under this method, basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

Stock-based compensation

The Company has a stock option plan as described in Note 9.  The Company uses the accounting recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  At the beginning of the 2004 fiscal year, the Company began recording compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration received on the exercise of stock options is credited to capital stock. The adoption of the new standard results in expense recognition for options granted after November 30, 2003.

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

Credit Risk

Cash and cash equivalents and restricted cash have been placed with a major Canadian chartered bank, and to date has not experienced losses on any of its balances.

3.   DUE TO RELATED PARTIES

Amounts due to related parties include directors, officers, companies they control, and companies with common directors and/or officers. The amounts are unsecured, without interest or fixed terms of repayment (see Note 11).

4.

PROPERTY, PLANT AND EQUIPMENT

			Net Book Value
		Accumulated
	Cost	Amortization	2005	2004

Computer equipment	$ 20,129	$ 10,656	$ 9,473	$ 6,839
Office furniture and equipment	14,274	8,930	5,344	6,624

	$ 34,403	$ 19,586	$ 14,817	$ 13,463

5.

REFUNDABLE ACQUISITION FEE

Mexico / Columbia Letter of Intent

On February 28, 2005, the Company announced that it had elected not to pursue a property position in Columbia through Minera San Jorge S.A. de C.V. (“MSJ”), a Mexican corporation, and in April, 2005 advised MSJ that it would not pursue a property position through MSJ in Mexico.

Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. (“Tumi”), a TSX Venture Exchange listed company. As at November 30, 2005, shares of Tumi closed at $0.32, representing a value of $80,000.  The Company has written down the deposit to a value of $100,000, and has requested the return of the secured advance of US$150,000. Management of the Company has determined that the decline in value is temporary in nature and as a result, no further write-down was recorded.

6.

MINERAL PROPERTIES

The Company incurred the following expenditures on its mineral properties:

	Year ended November 30,	Year ended November 30,	Year ended November 30,
	2005	2004	2003

Mackenzie Project, BC, Canada
Acquisition	$ 178,000	$ -	$ -
Exploration	542,254	-	-

Argentina Uranium Project
Acquisition	263,760	-	-
Exploration	805,030	-	-

Amata Project, Peru
Acquisition	-	426,606	-
Exploration	8,562	58,241	-

Nevada, USA, Properties
Acquisition	-	-	27,783
Exploration	578	19,415	-

Total	$ 1,798,184	$ 504,262	$ 27,783

a)

Mackenzie Project, British Columbia, Canada

In May 2005, the Company announced the acquisition of the Mackenzie Project, a newly discovered zone of gold geochemical anomalies, comprised of 118 mineral claims located in east-central British Columbia approximately 150 kilometers north of Prince George. Terms of the acquisition are:

Payment of $80,000 (paid) and issuance of 100,000 common shares (issued) within 10 days of TSX Venture Exchange approval of the acquisition (received June 10, 2005);

i)

Payment of $25,000 and issuance of 200,000 common shares after one year;

ii)

Payment of $25,000 and issuance of 250,000 common shares after two years;

iii)

Payment of $25,000 and issuance of 250,000 common shares after three years;

iv)

Vendors retain a 2% Net Smelter Return (“NSR”) on any production;

v)

The Company will pay an advance NSR royalty of $25,000 per year, beginning with the fourth year after signing the letter of intent; and

vi)

The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time.

b)

Argentinean Uranium Project

On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land, of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval (received October 21, 2005), the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 (paid) and the issuance of 600,000 common shares, 100,000 shares 10 days after regulatory approval (issued), 200,000 shares on the first anniversary thereof, and 300,000 shares on the second anniversary thereof.

c)

BET Claims, Nevada, USA

The Company’s wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The Company does not intend to continue maintaining these claims.

d)

Amata Project, Peru

On May 20, 2005 the Company withdrew from its agreement with Minera Koripampa del Peru S.A. (“Koripampa”), a private Peruvian company. In 2004, the Company had entered into the agreement with Koripampa, acquiring a 100% interest in the 70% interest in the Amata Project in Southern Peru held by Koripampa, for initial consideration of 200,000 common shares (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), and 200,000 common shares one year after closing (not issued).

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

7.

INVESTMENT

		Fair Value		Net Book Value

	Number of Shares	2005	2004	2005	2004

Clearant, Inc.	21,135	$ 75,278	$ 1	$ 1	$ 1

The shares of Clearant, Inc. were acquired pursuant to a distribution of assets of an amalgamated company in which the Company originally invested in 1999. Clearant began trading in April 2005 on the OTC BB market under the symbol “CLRI”. In 2004 the Company wrote down its investment to a nominal value of $1. Fair value is based upon a closing price of US$3.05 at November 30, 2005.

8.

CAPITAL STOCK

	Number
	of Shares	Amount

Authorized

Unlimited number of common voting shares without par value
Unlimited number of preferred shares, issuable in series

Common shares issued (reflecting 4:1 consolidation in January 2004)

As at November 30, 2003	2,149,559	$ 4,995,516

For cash – private placements	7,666,250	3,549,400
For cash – exercise of options	178,750	44,687
For cash – exercise of warrants	272,000	161,400
For acquisition of property (Note 6(d))	200,000	244,000
For settlement of debts	84,583	20,300
Share issuance costs	-	(40,200)
Share-based compensation	-	16,800

As at November 30, 2004	10,551,142	8,991,903

For cash – exercise of options	95,000	57,500
For cash – exercise of warrants	1,682,500	929,500
For cash – private placements	1,150,000	651,500
For acquisition of property (Note 6(a and b))	200,000	238,000
Share-based compensation	-	42,910

As at November 30, 2005	13,678,642	$ 10,911,313

Share subscriptions

The Company issued securities in 2004 for which payment of $30,375 was received in full during the first quarter of 2005. These securities consisted of 25,000 private placement units at $0.54 per unit and 67,500 stock options at $0.25 per share, for total amounts of $13,500 and $16,875 respectively.  The Company recorded the total amount of $30,375 as a debit against shareholders’ equity for the year ended November 30, 2004, and as a credit to shareholders’ equity when received.

Private Placements

The following table summarizes the Company’s recent private placements:

	Year ended November 30,	Year ended November 30,	Year ended November 30,
	2005	2004	2003
First placement during the year:
Private placement proceeds	$560,000	$204,000	$30,000
Number of units	1,000,000	850,000	62,500
Number of whole warrants	500,000	425,000	62,500
Unit price	$0.56	$0.24	$0.48
Warrant exercise price	$0.80	$0.35	$0.60
Warrant expiry date	December 23, 2006	August 26, 2005	December 3, 2004

Second placement during the year:
Private placement proceeds	$91,500	$675,000	$67,500
Number of units	150,000	2,500,000	225,000
Number of whole warrants	75,000	1,250,000	225,000
Unit price	$0.61	$0.27	$0.30
Warrant exercise price	$0.80	$0.35	$0.42
Warrant expiry date	January 5, 2007	March 15, 2006	November 14, 2005

Third placement during the year:
Private placement proceeds	n/a	$1,625,400	n/a
Number of units		3,010,000
Number of whole warrants		1,505,000
Unit price		$0.54
Warrant exercise price		$0.80
Warrant expiry date		May 14, 2006

Fourth placement during the year:
Private placement proceeds	n/a	$1,045,000	n/a
Number of units		1,306,250
Number of whole warrants		1,306,250
Unit price		$0.80
Warrant exercise price		$1.00
Warrant expiry date		March 7, 2006

In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder’s fee was issued. During the year ended November 30, 2005, 225,000 (years ended November 30, 2004 and 2003 – Nil) warrants were exercised.

In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005. No finder’s fee was issued. During the year ended November 30, 2005, 425,000 (year ended November 30, 2004 – Nil) full warrants were exercised.

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder’s fee was issued. During the year ended November 30, 2005, 355,000 (year ended November 30, 2004 – 150,000) full warrants were exercised. If the common shares trade above $1.00 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006. No finder’s fee was issued. During the year ended November 30, 2005, 552,500 (year ended November 30, 2004 – Nil) warrants were exercised. If the common shares trade above $1.50 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.

In September, 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 7, 2006. Finder’s fees of $40,200 were paid. During the year ended November 30, 2005, 100,000 (year ended November 30, 2004 – Nil) warrants were exercised.

In June 2005, the Company completed a private placement consisting of 1,000,000 units at a price of $0.56 per unit for total proceeds of $560,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one half a common share at a price of $0.80 per whole common share until December 23, 2006.

In July 2005, the Company completed a private placement consisting of 150,000 units at a price of $0.61 per unit for total proceeds of $91,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one half a common share at a price of $0.80 per whole common share until January 5, 2007.

Escrow shares

As at November 30, 2005 and 2004, there were no common shares held in escrow.

Warrants

	Year ended November 30,	Year ended November 30,
	2005	2004

Outstanding, beginning of year	4,561,250	462,917

Exercised at $0.42	(225,000)	-

Exercised at $1.20	-	(59,500)
Expired	-	(115,917)

Exercised at $0.60	-	(62,500)

Issued- exercisable at $0.35	-	1,675,000
Exercised at $0.35	(780,000)	(150,000)

Issued- exercisable at $0.80	575,000	1,505,000
Exercised at $0.80	(577,500)	-

Issued- exercisable at $1.00	-	1,306,250
Exercised at $1.00	(100,000)	-

Outstanding, end of year	3,453,750	4,561,250

The following warrants were outstanding at November 30, 2005:

Number	Exercise
of Warrants	Price	Expiry Date

1,206,250	$1.00	March 7, 2006
745,000	$0.35	March 15, 2006
952,500	$0.80	December 23, 2006
475,000	$0.80	May 14, 2006
75,000	$0.80	January 5, 2007
3,453,750

The following warrants were outstanding at November 30, 2004

Number	Exercise
of Warrants	Price	Expiry Date

425,000	$0.35	August 26, 2005
225,000	$0.42	November 14, 2005
1,306,250	$1.00	March 7, 2006
1,100,000	$0.35	March 15, 2006
1,505,000	$0.80	May 14, 2006
4,561,250

Refer to Note 14 for commitments to issue additional common shares.

9.

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Under its existing accounting policy for stock options, the Company recognizes an expense for the fair value of options granted on or after November 30, 2003, and provided certain pro-forma disclosure for the fair value of options granted up to November 30, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following assumptions were used:

	Options granted on
	January 29, 2004	September 29, 2004	May 5, 2005	August 29, 2005	November 3 and 24, 2005
Risk free interest rate	2.5%	3.22%	3.03%	3.10%	3.80%
Expected life	2 years	2 years	2 years	2 years	2 years
Expected volatility	136%	165%	129%	51%	68% / 74%
Expected dividends	-	-	-	-	-

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

Current year stock-based compensation of $335,362 from the May, August and November 2005 grants to directors, officers and consultants of 885,000 options exercisable at $0.70 to $1.12 per share for two years was calculated using the Black-Scholes Option Pricing Model. The amounts were charged against income in the period granted, with the corresponding credit to contributed surplus. Upon exercise, a proportionate amount is credited to capital stock.

The following 1,260,000 incentive stock options were outstanding at November 30, 2005:

Number	Exercise
of Shares	Price	Expiry Date

425,000	$0.70	September 29, 2006
560,000	$0.70	May 5, 2007
150,000	$1.05	August 29, 2007
50,000	$1.00	November 3, 2007
75,000	$1.12	November 24, 2007

The following 920,000 incentive stock options were outstanding at November 30, 2004:

Number	Exercise
of Shares	Price	Expiry Date

20,000	$0.25	January 29, 2009
900,000	$0.70	September 29, 2006

	Year ended November 30,	Year Ended November 30,
	2005	2004

Outstanding, beginning of year	920,000	95,000

Issued – exercisable at $0.25	-	120,000
Exercised at $0.25	(20,000)	(195,000)

Issued- exercisable at $0.70	585,000	900,000
Exercised at $0.70	(75,000)	-
Cancelled	(425,000)	-

Issued- exercisable at $1.05	175,000	-
Cancelled	(25,000)	-

Issued- exercisable at $1.00	50,000	-

Issued – exercisable at $1.12	75,000	-

Outstanding, end of year	1,260,000	920,000

10.

CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	2005	2004
Balance – beginning of year	$ 532,560	$ -
Stock-based compensation (Note 9)	335,362	549,360
Stock options exercised	(42,910)	(16,800)

Balance – end of year	$ 825,012	$ 532,560

11.

RELATED PARTY TRANSACTIONS

These consolidated financial statements include transactions during the current year with related parties as follows:

a)

The Company paid consulting fees of $105,600 (2004 - $152,500; 2003 - $60,000) to three directors, $28,000 (2004 – $Nil; 2003 - $Nil) to officers, and paid wages (including severance) of $144,000 (2004 - $Nil; 2003 - $Nil) to a director;

b)

The Company paid rent and administration fees of $55,867 (2004 – $Nil; 2003 - $Nil)  to Cardero Resource Corp. (“Cardero”), a public company related by a common director;

c)

The Company paid rent of $Nil (2004 - $3,996;2003 - $Nil) to a company controlled by a director;

d)

Amounts due to related parties of $40,084 (November 30, 2004 - $25,525) is comprised of $5,000 (2004 - $8,780) to directors and officers for consulting, $4,931 (2004 - $2,461) to Cardero for rent and administration expenses, and $30,153 (2004 - $14,284) to directors for expense reimbursements;

e)

Directors participated in the following transactions during the year:

f)

A director subscribed for 30,000 private placement units at $0.56 per unit;

g)

A director exercised 20,000 stock options at $0.25 per share.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties (see Note 3).

12.

INCOME TAXES

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 34.99% (2004 – 35.79%) are as follows:

	2005	2004

Net loss for the year	$ (3,176,055)	$ (1,630,322)

Income tax recovery at combined basic
Canadian Federal and Provincial tax rate:
34.99% (2004 – 35.79%)	1,111,302	583,476
Foreign tax rates differentials	(116)	(4,143)
Tax benefit of losses not recognized in current year	(1,111,186)	(579,333)

Income tax recovery	$ -	$ -

A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

	2005	2004

Future income tax:
Property, plant and equipment	$ 7,208	$ 5,969
Exploration and development expenditures	1,235,919	620,589
Issuance costs	204,561	209,232
Losses available for future periods	1,294,289	1,038,433

	2,741,977	1,874,223
Valuation allowance	(2,741,977)	(1,874,223)

	$ -	$ -

The above loss available for future periods include US operating losses by applying the income tax rates of 34% (2004 – 34%).  These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

Subject to certain restrictions, the Company has exploration and development expenditures of approximately $3,532,207 (2004 - $1,766,000) and operating losses of approximately $2,704,034 (2004 - $1,913,822) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,023,964 (2004 - $1,023,386) available to reduce US taxable income. These losses expire as follows:

	Canada	U.S.

2006	$ 283,378	$ -
2007	243,750	-
2008	210,167	-
2009	254,374	-
2010	235,356	-
2014	538,975
2015	938,034
2018	-	523,786
2019	-	255,021
2020	-	168,818
2021	-	34,215
2022	-	5,182
2023	-	18,488
2024	-	17,876
2025	-	578

	$ 2,704,03	$ 1,023,964

13.

 SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

				Cumulative Amounts From October 7, 1994 to November 30, 2005
	Years Ended November 30,
	2005	2004	2003

Cash paid during the year for:
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Since inception of the exploration stage, the Company has issued a total of 800,410 common shares (adjusted for roll-backs) for non-cash consideration as follows:

	Number
Year	of Shares	Amount	Consideration
2005	200,000	$ 238,000	Acquisition of mineral property
2004	200,000	244,000	Acquisition of mineral property
2004	84,583	20,300	Shares for debt owing
2002	23,750	15,350	Finder’s fees
2002	139,402	66,457	Shares for debt owing
1999	2,675	8,025	Finder’s fees
1996	150,000	600,000	Acquisition of mineral property

14.

CONTINGENCIES AND COMMITMENTS

a)

The Company has entered into a month to month office lease arrangement with no annual lease commitments.

b)

All phases of the Company’s operations are subject to environmental regulations.  Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees.  Although presently, compliance with such laws is not a significant factor in the Company’s operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.

c)

As at November 30, 2005, the Company has the following mineral property commitments over the next two years:

	Canada		Argentina
	Non - Cash	Cash	Non - Cash	Cash
2006
Number of common shares to issue	200,000		200,000
Annual option payment		$ 25,000		$ -
2007
Number of common shares to issue	250,000		300,000
Annual option payment		25,000		-

	450,000	$ 50,000	500,000	$ -

15.

SUBSEQUENT EVENTS

a)

Subsequent to year end, 274,750 warrants were exercised at $0.80 per share, 225,000 warrants were exercised at $0.35 per share, and 93,750 warrants were exercised at $1.00 per share.

b)

Stock options

i)

Subsequent to year end, 75,000 options were granted to consultants, exercisable at $1.14 per share until December 5, 2007

ii)

25,000 options were exercised at $0.70 per share

16.

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

	Years ended November 30
	2005	2004	2003
Net loss for the year- Canada	$ (2,098,125)	$ (1,126,060)	$ (235,416)
Net loss for the year- Peru	(8,562)	(484,847)	-
Net loss for the year- Argentina	(1,068,790)	-	-
Net loss for the year- US	(578)	(19,415)	(27,783)

Consolidated net loss for the year	$ (3,176,055)	$ (1,630,322)	$ (263,199)

17.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

18.

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

Stock-Based Compensation

The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.  As at November 30, 2003, no compensation cost would have been recorded for any period under this method.

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

The Company uses the Black-Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date.  As at November 30, 2005 cumulative compensation expense totaling $884,722 (November 30, 2004 - $549,360) has been incurred. Cumulative compensation expense does not include the value of options granted and subsequently forfeited or exercised. In determining the fair value of the incentive stock options, the following assumptions, on a weighted average basis, were used:

	Options granted on
	January 29, 2004	September 29, 2004	May 5, 2005	August 29, 2005	November 3 and 24, 2005
Risk free interest rate	2.5%	3.22%	3.03%	3.10%	3.80%
Expected life	2 years	2 years	2 years	2 years	2 years
Expected volatility	136%	165%	129%	51%	68% / 74%
Expected dividends	-	-	-	-	-

The following is a summary of the status of stock options outstanding at November 30, 2005:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$0.70 - $1.12	1,260,000	1.32	$0.78	1,166,250	$0.76

The following is a summary of the stock-based compensation plan during 2005, 2004, and 2003:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding and exercisable at November 30, 2003	95,000	$ 0.80

Forfeited	(16,250)	0.68

Repricing of all options- February 24, 2004	78,750	0.25

Granted	120,000	0.25
Granted	900,000	0.70
Exercised	(178,750)	0.25

Outstanding and exercisable at November 30, 2004	920,000	0.69

Granted	860,000	0.79
Forfeited	(425,000)	0.70
Exercised	(95,000)	0.61

Outstanding and exercisable at November 30, 2005	1,260,000	$ 0.78

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

For the years ended November 30, 2005 and 2004 there were no other items of comprehensive income.

Loss per share

SFAS No. 128 “Earnings Per Share” simplifies the computation of income (loss) per share by replacing the presentation of primary earnings (loss) per share with a presentation of basic earnings (loss) per share, as defined. The statement requires dual presentation of basic and diluted earnings (loss) per share by entities with complex capital structures. Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Recent accounting pronouncements

The following accounting pronouncements have been introduced since the filing of the Company’s Form 20F filed on May 31, 2005:

a)

In March 2005, the Emerging Issue Task Force issued EITF Issue 04-6, “Accounting for Stripping Costs in the Mining Industry (“EITF Issue 04-6”), stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No.43, “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No.43”). Based upon this statement, post production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of coal sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is still in the exploration stage and has not yet realized any revenues from its operations.

b)

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143”. A conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. The Company does not have any conditional asset retirement obligations.

c)

The following standards issued by the FASB do not impact the Company at this time:

SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005.

The impact of the above differences between Canadian and United States generally accepted accounting principles on consolidated statements of loss, as reported, is as follows:

				Cumulative amount from October 7, 1994 to November 30, 2005
	Years Ended November 30,
	2005	2004	2003

Loss for the period as reported	$ (3,176,055)	$ (1,630,322)	$ (263,199)	$ (9,725,385)

Less: Compensation expense - stock options	-	-	- -	(350,111)

Loss for the period in accordance with United States generally accepted accounting principles	$ (3,176,055)	$ (1,630,322)	$ (263,199)	$ (10,075,496)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the consolidated statements of deficit, as reported, is as follows:

	Years Ended November 30,
	2005	2004	2003

Deficit, as reported	$ (9,725,385)	$ (6,549,330)	$ (4,919,008)

Cumulative compensation expense - stock options	(350,111)	(350,111)	(350,111)
Deficit in accordance with United States generally accepted accounting principles	$ (10,075,496)	$ (6,899,441)	$ (5,269,119)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss per share, as reported, is as follows:

	Years ended November 30
	2005	2004	2003

Net loss for the period under United States generally accepted accounting principles	$ (3,176,055)	$ (1,630,322)	$ (263,199)

Weighted average number of shares outstanding under United States
generally accepted accounting principles	11,648,823	6,732,969	1,908,609

Basic loss per share	$ (0.27)	$ (0.24)	$ (0.14)

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive.

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of shareholders’ equity, as reported, is as follows:

					Deficit
					Accumulated
	Capital Stock			Additional	during the
	Number		Subscriptions	Paid-In	Exploration
	of shares	Amount	receivable	Capital	Stage	Total

Shareholders’ equity as
reported November 30, 2004	10,551,142	$ 8,991,903	$ (30,375)	$ 532,560	$ (6,549,330)	$ 2,944,758

Cumulative compensation
expense - stock options	-	-	-	350,111	(350,111)	-

Shareholders’ equity in
accordance with United
States generally accepted accounting
principles at November
30, 2004	10,551,142	$ 8,991,903	$ (30,375)	$ 882,671	$ (6,899,441)	$ 2,944,758
Shareholders’ equity as
Reported November 30, 2005	13,678,642	$ 10,911,313	$ -	$ 825,012	$ (9,725,385)	$ 2,010,940

Cumulative compensation
expense - stock options	-	-	-	350,111	(350,111)	-

Shareholders’ equity in
accordance with United
States generally accepted accounting
principles at November
30, 2005	13,678,642	$ 10,911,313	$ -	$ 1,175,123	$ (10,075,496)	$ 2,010,940

ITEM 18.

FINANCIAL STATEMENTS

See Item 17

ITEM 19.

EXHIBITS

Exhibit Number		Page
1.2	Certificates of Name Change dated July 18, 1996 and October 17, 1996.	*
1.3	Certificate of Incorporation dated October 7, 1994.	*
1.4	Articles (Bylaws) of the Corporation	*
1.5	Amendments to Articles of the Corporation, dated July 18, 1996 and October 16, 1996	*
1.6	Certificate of Name Change and Amendment to Articles of the Corporation dated August 22, 2001	*
1.7	Certificate of Amendment and Name Change of the Corporation dated December 12, 2003	*
2.1	Option Agreements between the Company and Management, Employees and Director.	*
3.1	Notice of Articles
3.2	Articles of the Company
4.1	Mining Lease and Option Agreement between St. George Metals, Inc. and Triband Resource US Inc. dated June 29,1998	*
4.2	Letter of Engagement dated February 18, 1997 between the Company and Timothy J. Percival.	*
4.3	Option Assignment Agreement between Minera Koripampa del Peru S.A. and Wealth Minerals dated July 6, 2004	*
4.4	Property Agreement, Mackenzie Property	*
4.5	Property Agreement, Uranium Projects, Argentina	*
4.8	Mackenzie Project, British Columbia – Location Map	*
5.1	Stock Option Plan	*
11.1	CEO Code of Ethics	*
11.2	CFO Code of Ethics	*
11.3	Directors and Officers Codes of Ethics	*
31.1	CEO 302 Certification CFO 302 Certification
31.2	CEO 906 Certification CFO 906 Certification
23.1	Consent of James M. Dawson, P.Eng.
99.1	Audit Committee Charter
99.2	Uranium Properties, Argentina – Location Map

* Indicates the named document has been previously filed and is incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused  this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WEALTH MINERALS CORP.

By:

/s/ Jerry G. Pogue

Acting President and Chief Executive Officer

Date:    May 26, 2006