Form 20-F
Wealth Minerals Ltd.
filed 2007-06-18
CIK 1077640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ÿEXCHANGE ACT OF 1934
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

Securities registered or to be registered pursuant to Section 12(b) of the Act. N/A

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
20,541,142

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

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

GLOSSARY OF TERMS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

3.B

Capitalization and Indebtedness

3.C

Reasons for the Offer and Use of Proceeds

3.D

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

4.B

Business Overview

4.C

Organizational Structure

4.D

Property, Plants and Equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A

Operating results

5.B

Liquidity and Capital Resources

5.C

Research and Development, Patents and Licenses, etc.

5.D

Trend Information

5.E

Off-Balance Sheet Arrangements

5.F

Tabular Disclosure of Contractual Obligations

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

6.B

 Compensation

6C.

Board Practices

6.D

Employees

6.E

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

7.B

Related Party Transactions

7.C

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

8.B

Significant Changes

ITEM 9.

THE OFFER AND LISTING DETAILS

9A.

Offer and Listing Details

9.B

Plan of Distribution

9.C

Markets

9.D

Selling Shareholder

9.E

Dilution

9.F

Expenses of the Issuer

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

10.B

Articles, Memorandum and By-Laws of the Company

10.C

Material Contracts

10.D

Exchange Controls

10.E

Taxation

10.F

Dividends and Paying Agents

10.G

Statements by Experts

10.H

Documents on Display

10. I

Subsidiary Information

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16

[Reserved]

16.A

Audit Committee Financial Expert

16.B

Code of Ethics

16.C

Principal Accountant Fees and Services

16.D

Exemptions from the Listing Standards for Audit Committees

16.E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information, within the meaning of Section 21E of the Exchange Act, relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.  When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "strategy", "goals", "objectives", "project", "potential" or variations thereof or stating that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur, or be achieved, or the negative of any of these terms and similar expressions, as they relate to the Company or management, are intended to identify forward-looking statements.

Such statements reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  risks relating to the Company's ability to finance the exploration and development of its mineral properties;
  permitting risks relating to the Company's exploration and development of its mineral properties and business activities;
  risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company's mineral deposits;
  commodity price fluctuations (particularly gold and silver commodities);
  currency fluctuations;
  risks related to governmental regulations, including environmental regulations;
  risks related to possible reclamation activities on the Company's properties;
  the Company's ability to attract and retain qualified management and the Company's dependence upon such management in the development of its mineral properties;
  increased competition in the exploration industry;
  the Company's lack of infrastructure;
  the Company's history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document, under the heading "Risk Factors" and elsewhere.  The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Report:

Annual Report	This Annual Report of the Company on Form 20F
Board	The Board of Directors of the Company
BCBCA	The Business Corporations Act (British Columbia), the Company's governing corporate statute
class meeting	a meeting of shareholders of the Company who hold shares of a particular class of shares
Common Shares	The common shares without par value in the capital stock of the Company as the same are constituted on the date hereof
the Company	Wealth Minerals Ltd.
cps	counts per second
g/t	grams per metric tonne
Ordinary Resolution

a resolution: (a) passed at a general meeting by a simple majority (50% + 1) of the votes cast by shareholders voting shares that carry the right to vote at general meetings; or (b) passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a special majority (66 ⅔%) of the votes entitled to be cast on the resolution

ppb or Ppb	an abbreviation for units of measure in parts per billion
ppm or Ppm	abbreviation for units of measure in parts per million
Separate Special Resolution

(a) a resolution passed at a class meeting or series meeting under the following circumstances: (i)  notice of the meeting specifying the intention to propose the resolution as a special separate resolution is sent to all shareholders holding shares of that class or series of shares at least the prescribed number of days before the meeting; (ii)  when voting on the resolution, shareholders voting shares of that class or series of shares vote in favour of the resolution by at least 66 ⅔% of those shareholders; or (b) a resolution passed by being consented to in writing by all of the shareholders holding shares of the applicable class or series of shares

series meeting	a meeting of shareholders who hold shares of a particular series of a class of shares
TSXV	TSX Venture Exchange, Inc.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended November 30, 2006, 2005, and 2004 is derived from the audited consolidated financial statements of the Company.  The audited financial statements for the Company for the years ended November 30, 2006, 2005, and 2004 are included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Annual Report.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP) and in accordance with Canadian and United States Generally Accepted Accounting Standards (GAAS).  Selected financial data has also been provided under United States GAAP to the extent that amounts are different.  The consolidated financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP and Canadian and United States GAAS.  Included within these consolidated financial statements in Note 19 is reconciliation between Canadian and United States GAAP.

Selected Financial Data (Canadian GAAP)

	Year Ended 2006 $	Year Ended 2005 $ (Restated)	Year Ended 2004 $	Year Ended 2003 $	Year Ended 2002 $
Revenues	-	-	-	-	-
Exploration Expenses	-	-	-	27,783	57,664
Depletion, Depreciation and Amortization	5,157	4,051	2,438	2,974	3,047
Consulting fees (1)	663,262	370,314	669,876	82,800	100,522
Other General and Administrative Expenses	1,309,184	837,959	533,709	150,544	153,027
Impairment of mineral properties	-	96,880	504,262	-	-
Interest Income	61,716	46,627	15,749	464	1,092
Net Income (Loss)	(1,931,779)	(1,281,180)	(1,630,322)	(263,199)	(315,085)
Per Share	(0.11)	(0.11)	(0.24)	(0.14)	(0.06)
Working Capital	1,733,607	1,996,122	2,931,294	38,773	123,498
Deferred Exploration Expenses	4,821,475	1,453,115	-	-	-
Mineral properties	8,770,354	1,894,875	-	-	-
Long-Term Liabilities	155,447	-	-	-	-
Shareholders Equity	10,367,688	3,905,815	2,944,758	76,508	164,207

Selected Financial Data (US GAAP)

	Year Ended 2006	Year Ended 2005 (Restated)	Year Ended 2004	Year Ended 2003	Year Ended 2002
Revenues		-	-	-	-
Exploration Expenses	6,875,479	1,894,875	504,262	27,783	57,664
Depletion, Depreciation and Amortization	5,157	4,051	2,438	2,974	3,047
Consulting fees (1)	663,262	370,314	669,876	90,600	173,622
Other General and Administrative Expenses	1,309,184	837,959	533,709	150,544	153,027
Interest Income	61,716	46,627	15,749	464	1,092
Basic Net Income (Loss)	(6,753,254)	(2,734,295)	(1,630,322)	(270,999)	(388,185)
Per Share	(0.39)	(0.23)	(0.24)	(0.14)	(0.27)
Working Capital	1,733,607	1,996,122	2,931,294	38,773	123,498
Deferred Exploration Expenses		-	-	-	-
Mineral Properties	-	-	-	-	-
Long-Term Liabilities	155,447	-	-	-	-
Shareholders Equity	4,100,283	2,452,700	2,944,758	76,508	164,207

(1)

Includes Stock-Based Compensation

The weighted average outstanding number of Common Shares used to calculate income (loss) per share for the following fiscal periods are: 17,145,600 for the year ended November 30, 2006, 11,648,823 for the year ended November 30, 2005, 6,732,969 for the year ended November 30, 2004, 1,920,270 for the year ended November 30, 2003, and 1,424,203 for the year ended November 30, 2002.

To date, the Company has not generated any cash flow from its operations to fund ongoing activities and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company believes that it has sufficient financial resources to conduct all of the planned exploration of current mineral property interests and to fund ongoing overhead expenses for the next twelve months.  In the future, the Company may need to raise additional capital through the sale of equity securities to fund further exploration activities.  See "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources".  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, the Company will reassess alternatives and may be required to abandon one or more of its property interests as a result.

Change in Accounting Policy

Effective December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada.  All references to the dollar herein are to the Canada dollar (Cdn$ or CAD) unless designated as the United States dollar (US$ or USD).

The following tables sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The following table sets forth the high and low exchange rates for each month during the previous six months:

	High	Low
May 2007	0.9350	0.8998
April 2007	0.9011	0.8624
March 2007	0.8673	0.8467
February 2007	0.8631	0.8437
January 2007	0.8586	0.8457
December 2006	0.8760	0.8582

The following table sets forth the average exchange rate for the last five years.  The average exchange rate is based on the average of the rates of exchange on the last day of each month during such periods.

	For Year Ended November 30
	2006	2005	2004	2003	2002
Average Rate during Period	0.8810	0.8824	0.7640	0.7306	0.6362

On May 31, 2007, the exchange rate was USD 1.0693 = CAD 1.00.

3.B

Capitalization and Indebtedness

Not applicable.

3.C

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

Risks Associated with Exploration

The Company has no known reserves on its properties.

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves".  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, uranium or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company's properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production.  Estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  Finding mineral deposits is dependent on a number of factors, not the least of which are the technical skills of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure and resource markets, as well as factors independent of the attributes of the deposit, such as government regulations and metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations, if any, to be unprofitable in any particular period.

These risks may limit or prevent the Company from making a profit from the exploration and development of its mineral properties and could negatively affect the value of the Company's equity.

The Company faces risks related to exploration and development, if warranted, of its properties.

The level of profitability of the Company, if any, in future years will depend to a great degree on uranium prices and whether any of the Company's exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company's existing mineral properties will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is subject to the risks normally encountered in the mining industry, such as:

  unusual or unexpected geological formations;
  fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
  power outages and water shortages;
  cave-ins, land slides, and other similar mining hazards;
  labour disruptions and labour disputes;
  inability to obtain suitable or adequate machinery, equipment, or labour;
  liability for pollution or other hazards; and
  other known and unknown risks involved in the operation of mines and the conduct of exploration.

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue, commercial production.  Such a decision would negatively affect the Company's profits and may affect the value of its equity.

The Company's properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

The Company has not conducted a legal survey of the boundaries of any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  In addition, many of the applications for exploration concessions ("cateos") which have been made by the Company (or by vendors from whom it is optioning such ground) have not yet been granted, and there can be no certainty that such applications will be granted and that the Company will, consequently, be awarded such areas.  While the Company can carry out basic initial exploration on areas subject to application, until such cateos have actually been granted, advanced exploration cannot be carried out.  The Company has not obtained formal title reports for all of its properties and title may be in doubt.  The Company's property may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment, the Company could lose its property rights and may be required to cease its exploration and development activities on the property.

Mineral operations are subject to government regulations.

The Company's primary exploration properties are located in the Republic of Argentina.  The federal government, and the government of the various provinces of Argentina regulate mining operations and require mining permits and licenses.  There can be no guarantee that the Company will be able to obtain all necessary permits and approvals from various federal, provincial, and local government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on its properties.  Further, there is no guarantee that the federal, provincial, and local governments will not change the terms and conditions of these permits and licenses, adversely affecting the Company, or that such governments will completely revoke these licenses, terminating the Company's property rights and requiring the Company to cease exploration and development activities on the property.  If the Company is unable to obtain and maintain any necessary permits, it may be forced to abandon all or a portion of its properties.

Mining operations are subject to a wide range of government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.  Mining operations may also be affected by claims of indigenous peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Mineral operations are subject to market forces outside of the Company's control.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive.

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  The Company will be required to compete, in the future, directly with other corporations that may have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  The Company may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.  Increased competition could also affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company does not presently carry any insurance with respect to any such liabilities.  Even if the Company were to determine to seek such insurance in the future, it may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  In addition, even the Company did determine to seek such insurance and even if insurance was available, the Company may elect not to insure where premium costs are disproportionate to management's perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Environmental Regulatory Requirements

In connection with its operations and properties in Argentina, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's results of operations and business, or may cause material changes or delays in the Company's intended activities.

The Company's operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

Other Regulatory Requirements

The Company's activities in Argentina are subject to extensive regulations governing various matters, including management and use of radioactive and/or toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in our incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and delays in the exploration and development of our properties.

Financing Risks

The Company has a history of losses and no revenues.

The Company is a mineral exploration company without operations and has historically incurred losses.  To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations.

While the Company believes that it has sufficient funds to undertake its near-term planned exploration programs and maintain its business activities, its present funds may not be sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain any additional required financing.  The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control.  The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company may not have sufficient financial resources to undertake, all planned acquisition, exploration and development programs.  In the future, the Company's ability to continue its exploration, assessment, and development activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that the required funding will be obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Currency fluctuation may affect the Company's operations and financial stability.

While engaged in the business of exploiting mineral properties, the Company's operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely effect the Company's financial positions and results.  Such fluctuations are outside the control of the Company and may be largely unpredictable.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The prices of minerals fluctuate widely and may not produce enough revenue to cover the Company's costs.

Even if a deposit containing commercial quantities of minerals is discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the particular minerals to be produced.  The Company's long-term viability and profitability will depend, in large part, upon the market price of the minerals produced, all of which have experienced significant movement over short periods of time, and are affected by numerous factors beyond its control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals that may be produced from the Company's properties will be such that any such deposits can be mined at a profit.

The Company is dependent upon key management employees.

The success of the Company's operations will depend upon numerous factors, many of which are beyond its control, including (i) its ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) its ability to attract and retain additional key personnel in sales, marketing, technical support and finance.  There is presently a significant shortage of qualified geologists and mineral exploration personnel available and it may be difficult for the Company to locate and retain appropriately qualified personnel within a reasonable time, which could result in a significant delay in the Company's ongoing operations, particularly its mineral exploration programs in Argentina.  These and other factors will require the use of outside suppliers as well as the talents and efforts of our management.  There can be no assurance of success with any or all of these factors on which the Company's operations will depend.  The Company has relied, and may continue to rely, upon consultants and others for operating expertise.

The Company's growth will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of its employees if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management.  Its ability to assimilate new personnel will be critical to its performance.  It will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations.  This will be particularly critical in the event the Company decides not to use contract miners at any of its properties.  The Company has no assurance that it will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has no experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available the necessary expertise when and if it places any of its resource properties into production.

Certain of the Company's directors and officers are also directors and/or officers and/or shareholder with potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company's directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  The Company's directors are required by law to act honestly and in good faith with a view to the Company's best interests and to disclose any interest which they many have in any project or opportunity sought by the Company.

Risks Relating to an Investment in the Securities of the Company

Stock market price and volume volatility.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Common Shares in Canada, the United States and Germany, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options.

Because the success of the Company is highly dependent upon its respective employees, the Company has granted, and may in the future grant, to some or all of its key employees, directors and consultants, options to purchase its Common Shares as non-cash incentives.  Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Investors may not be able to enforce their rights against the Company or its directors, controlling persons and officers.

The Company is governed by the BCBCA, and some of its directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors and officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Securities and Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of the United States Courts based upon civil liability provisions of the United States Federal securities laws in a Canadian court against the Company or any of the Company's non-United States resident officers or directors.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for the Company to retain or attract officers and directors.

The Company may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations that govern publicly-held companies.  The Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company expects that, beginning in its annual report for the year ended November 30, 2008, it will be required to furnish a report by management on its internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of the Company's internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in the Company's internal control over financial reporting identified by the Company's management.  Starting with the Company's annual report for the year ended November 30, 2008, such report must also contain a statement that the Company's auditors have issued an attestation report on the Company's management's assessment of such internal controls.  Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, the Company's management's assessment of the effectiveness of internal control over financial reporting under Section 404.

While the Company believes its internal control over financial reporting is effective, the Company cannot be certain that it will be able to complete its evaluation, testing and any required remediation in a timely fashion in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.  During the evaluation and testing process, if the Company identifies one or more material weaknesses in its internal control over financial reporting, it will be unable to assert that such internal control is effective.  If the Company is unable to assert that its internal control over financial reporting is effective as of November 30, 2008 (or if its auditors are unable to attest that its management's report is fairly stated or they are unable to express an opinion on the effectiveness of its internal controls), the Company could lose investor confidence in the accuracy and completeness of its financial reports, which would have a material adverse effect on its stock price.

Failure to comply with the new rules may make it more difficult for the Company to obtain certain types of insurance, including director and officer liability insurance, and it may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board, on committees of the Board, or as executive officers.

The Company may be a passive foreign investment company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in the Common Shares that are U.S. taxpayers should be aware that the Company may be a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC").  If the Company is or becomes a PFIC, generally any gain recognized on the sale of Common Shares and any excess distributions (as specifically defined under "U.S. Federal Income Tax Considerations"), paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer's holding period for Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayers holding period for Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a Qualified Electing Fund (a "QEF") election with respect to his or her investment generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of our net capital gain and ordinary earnings (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, if the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a mark-to-market election if the Company is a PFIC and Common Shares are marketable stock (as specifically defined under "U.S. Federal Income Tax Considerations").  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in Common Shares.

Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock".  Subject to certain exceptions, a penny stock generally includes any non-National Securities Exchange or non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of the Common Shares over the year ended November 30, 2006 was consistently below US$5.00 and the Common Shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and impede the sale of Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The Company does not intend to pay cash dividends and there is no assurance that it will ever declare cash dividends.

The Company intends to retain any future earnings to finance its business and operations and any future growth.  Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

The Company was incorporated under the laws of the Province of Alberta on October 7, 1994 under the name of "627743 Alberta Ltd.".  On February 10, 1995 627743 Alberta Ltd. changed its name to "Triband Capital Corp." and on July 18, 1996 Triband Capital Corp. changed its name to "Triband Resource Corporation" to reflect its business in mineral exploration.  On August 22, 2002, the Company changed its name to "Triband Enterprise Corp." as it was contemplating business acquisitions which were not associated with mineral exploration.  On January 14, 2004, the Company changed its name to "Wealth Minerals Ltd." to reflect its renewed focus on mineral exploration.  On January 9, 2006 the Company was continued from Alberta into British Columbia, Canada and became subject to the BCBCA as its governing statute.

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, without par value.  As of the most recent fiscal year end, November 30, 2006, there were 20,541,142 common shares issued and outstanding.  As of May 31, 2007 there were 25,298,814 Common Shares issued and outstanding.

The Company has one material subsidiary, "Wealth Minerals Peru, S.A.C.", a corporation incorporated under the laws of the Republic of Peru.

The registered office is located at 1055 Dunsmuir Street, Suite 2300 Bentall Centre 4, Vancouver, British Columbia, Canada, V7Y 1J1 and the head office is located at Suite 1901- 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Phone (604) 331-0096, Toll Free: 888-331-0096, Facsimile: (604) 408-7499.

The Common Shares are publicly traded on the TSXV under the trading symbol "WML".  The Common Shares also trade on the OTC BB under the trading symbol "WMLLF", and on the Frankfurt Stock Exchange under the trading symbol "EJZ".

Business Objectives

The Company's principal business carried on and intended to be carried on is the acquisition and exploration of natural resource properties, primarily those prospective for uranium.  The Company intends on expending a significant portion of its existing cash resources to carry out exploration on its presently held mineral properties, to evaluate and acquire new mineral properties, to pay for general and administrative costs during the fiscal year ending November 30, 2007, and for working capital.

4.B

Business Overview

Description and General Development

The Company is a natural resource company currently engaged in the acquisition and exploration of mineral properties, primarily those prospective for uranium.  The Company does not presently have any producing properties, and there can be no assurance that a commercially viable body of ore (a reserve) exists in any of its properties until appropriate drilling and/or underground testing is done.  A comprehensive evaluation based upon unit cost, grade recoveries and other factors determines economic feasibility.

During the five preceding fiscal years the Company has pursued its operations through the acquisition and exploration of mineral properties in the United States, Canada and South America.  In the past three years, the Company's main emphasis has been on South America, primarily Argentina and Peru.

The table below illustrates our expenditures on exploration activities for the last three fiscal years.  The figures below have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Under Canadian generally accepted accounting principles the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are costs for projects not yet determined by management to be commercially feasible.  Except as stated above and explained in Note 19 of the Company's audited financial statements, the figures below are consistent with U.S. GAAP.

	To May 2007 $	2006 $	2005 $	2004 $
General Exploration	1,736,531	4,821,474	1,453,115	110,262
Acquisition Costs	Nil	2,054,005	441,760	394,000
Less impairment write-down	Nil			(504,262)
Total	1,736,531	6,875,479	1,894,875	-

4.C

Organizational Structure

The Company has two wholly owned subsidiaries:

•

Triband Resource US Inc., a corporation incorporated under the laws of the State of Nevada on November 5, 1997.  The registered office of Triband Resource US Inc. is located at, 6121 Lakeside Dr., Suite 260, Reno, Nevada; and

•

Wealth Minerals Peru, S.A.C., a corporation incorporated under the laws of Peru.  The registered domicile of Wealth Minerals Peru S.A.C. is at Avenida de la Floresta 497, Piso 5, San Borja, Lima 41, Peru.

4.D

Property, Plants and Equipment

The Company is in the exploration stage and the all of the properties in which it has an interest are presently without a known body of commercial ore.

The Company's material mineral properties are the following.

Argentina Mineral Properties

Madero Minerals S.A. Properties

Pursuant to an agreement dated July 11, 2005 ("LOI") between the Company and the individual shareholders of Madero Minerals S.A. ("Madero"), a private Argentinean corporation, the Company has the option (subject to regulatory acceptance - received October 21, 2005) to acquire all of the outstanding securities of Madero from its shareholders.  In order to exercise the option, the Company is required to pay the shareholders USD 100,000 (paid) and issue the shareholders an aggregate of 600,000 common shares, as follows: 100,000 shares 10 days after regulatory acceptance (issued), 200,000 shares on or before November 8, 2006 (issued), and 300,000 shares on or before November 8, 2007.  A copy of the LOI is included as Exhibit 4.1.

At the time of the execution of the LOI, Madero held, or had applied for, 17 prospective uranium properties in Argentina.  Based upon initial work completed by the Company, 15 of the properties have been dropped, and further work has focused on the two remaining projects, Alemania and Amblayo.  In addition, subsequent to the execution of the LOI, Madero has continued to actively seek out and apply for/acquire additional prospective uranium properties which would be acquired by the Company upon the exercise of the option to acquire Madero.  Although Madero believes that the majority of such applications will be successful, there can be no assurance that all or any of such cateos will be granted.  Madero may determine to abandon some of such applications in order to secure title to others of the cateos applied for.

Alemania Property

During the fall of 2006 a compilation and review of the data on all previous exploration activities on the Alemania property was completed.  This re-examination of the main areas of mineralization concluded that exploration potential is limited and no further work is contemplated on this property.

Amblayo Property

A summary report, completed in mid May 2006, recommended specific follow-up exploration work on six defined target areas on the property.  Detailed geological mapping and sampling was completed over areas recommended for follow-up work.  Uranium mineralization can be traced extensively along narrow stratigraphic horizons, however tonnage potential appears to be limited.  No further work is contemplated at this time.

San Jorge Basin Program Properties

Wealth has been actively engaged in exploration for uranium in Argentina since mid 2005, principally in north-western Argentina, but also in other parts of the country.  The Company quickly recognized the San Jorge Basin as having excellent exploration potential for uranium, as well as having been under explored.  The San Jorge Basin is defined by a sequence of continental and tuffaceous, clastic sediments of Cretaceous age (the Chubut Group) which unconformably overlies a basement of Jurassic and older rocks.  The basin measures roughly 400 kilometres (north-south) by about 270 kilometres (east-west), a surface area of about 170,000 square kilometres.

Commencing in early 2006, the Company commenced a multi-disciplinary exploration program targeting uranium occurrences in the San Jorge Basin.  As a result of a regional exploration program completed during February-April, 2006, a number of exploration concessions (cateos) were applied for in this highly prospective region.   An airborne geophysical survey of portions of this land package was carried out during June, 2006 and a number of significant anomalies were outlined.  Subsequently, a structural analysis of the basin was completed utilizing various public and private data bases, and the results integrated with airborne geophysical data. This allowed various areas to be prioritized for follow-up.  As a result of this initiative, a total of 120 targets were generated for field checking.  A regional office/warehouse was set up in the city of Trelew and a 7 man exploration crew began evaluation of the Company's holdings in October, 2006.  A total of 1,500 samples were collected during the field program.

Results from the reconnaissance sampling program have been received from time to time over the last 7 months and integrated with other field data.  The program has been successful in locating new uranium occurrences.  Prior to the beginning of the Company's program there were 16 known occurrences within the Basin.  To date, of the 120 targets screened, the Company has discovered new uranium occurrences on 86, of which Bororo Nuevo (see below) is the highest ranked.  The results from an additional 10 targets show moderately anomalous uranium values, and will be followed up with additional field work  The results of the sampling from the remaining 109 targets, although often successful in identifying a new uranium occurrence, are not deemed worthy of further follow-up work at this time.

Bororo Nuevo Property

At the Bororo Nuevo Property at least seven separate mineralized outcrop clusters (measuring up to a maximum of 500 metres by 500 metres) were discovered within a uranium fairway measuring about 7 kilometres long by up to 3 kilometres wide.  Mineralization remains open in all directions.

Mineralization is located near the base of the Cretaceous age Chubut Group in approximately the same stratigraphic position as the Cerro Solo uranium deposit (quoted resource of approximately 10 million pounds U3O8).  Visible uranium mineralization with extremely high radiometric counts is hosted within multiple horizons of conglomerate, sandstone and tuff and varies from 0.5 to 1.5 metres in thickness.  The initial 79 characterization reconnaissance samples were collected from mineralized and un-mineralized material - that is, from outcrops which had obvious anomalous radiometric readings and visible uranium minerals as well as material which exhibited key pathfinder alteration.

Of the 79 samples, 70% (55 samples) returned values greater than 1.18 lb/ton U3O8 (500 ppm uranium), 58% (46 samples) returned values greater than 2.36 lb/ton U3O8 (1,000 ppm uranium), 42% (33 samples) returned values greater than 4.72 lb/ton U3O8 (2,000 ppm uranium), 23% (18 samples) returned values greater than 9.44 lb/ton U3O8 (4,000 ppm uranium) and 11% (9 samples) returned values of greater than 23.58 lb/ton U3O8 (10,000 ppm uranium), being the upper detection limit.  The samples that assayed at the upper detection limit were sent for further analysis to determine the actual uranium values, and produced the following results:

Sample Number	Sample Type	Width (m)	U (%)	U (lbs/ton U3O8)	Cu (%)
781RCB-71	rock	grab	2.10	49.5	0.07
781RCB-72	rock	grab	2.66	62.7	0.11
781RCB-76	rock	0.60	1.38	32.5	0.24
781RCB-85	rock	0.30	2.61	61.5	0.34
781RCB-88	rock	0.20	1.86	43.9	1.17
781RJM-99	rock	grab	1.32	31.1	0.02
781RJM-100	rock	grab	2.11	49.8	0.04
781RJM-102	rock	grab	6.41	151.1	1.04
781RJM-103	rock	0.20	1.22	28.8	0.49

Note:

Laboratory results are received in parts per million uranium.  The conversion factor used to convert parts per million uranium to pounds per short ton U3O8 is 1.179 (ppm uranium x 1.179 = ppm U308; 10,000 ppm uranium = 1% = 20 lbs/ton uranium).

Additionally, a new zone of uranium mineralization has been identified over an area of approximately 300 square metres located approximately 2 kilometres to the north of the original discovery zone.  Samples collected from this area have scintillometer readings ranging from 4100 cps to ‘off-scale' (more than 9999 cps).  The samples have been submitted for assay and results are pending.

In light of these initial highly encouraging results, the Company has planned a very aggressive follow-up exploration program designed to take the Bororo Nuevo property to an initial drill test as soon as possible.  Experienced field crews are currently conducting detailed geological mapping and systematic sampling over the mineralized zones and the surrounding ground and planning is underway for a combined airborne radiometric and magnetic geophysical survey.

The Company has also entered into option agreements to acquire an additional 51 cateo applications covering additional ground in the San Jorge Basin, as follows:

1.

pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance;

2.

pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance; and

3.

pursuant to an option agreement dated March 13, 2007 between the Company and a Peruvian individual, the Company has the option to acquire a 100% interest in and to 11 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance.

Each of these option agreements was accepted for filing by the TSXV on May 23, 2007.  Copies of each of these option agreements are included as Exhibits 4.2 to 4.4, inclusive.

Diamante-Los Patos Property

The Diamante-Los Patos property, which straddles the border of Catamarca and Salta provinces, was discovered and staked in May-June 2006, prior to the cessation of exploration activities during the Argentine winter season.  A total of 19 exploration licenses (cateos), covering an aggregate of 140,906 hectares, have been applied for to cover extensive uranium mineralization occurring primarily in unconsolidated colluvium.  Of these, 9 (covering 66,868 hectares) have been granted.  In connection with the purchase of the data that led to the location and discovery of the property, the Company issued an aggregate of 100,000 Common Shares to two arm's length individuals.

Initial reconnaissance prospecting located two areas of anomalous radioactivity along Rio de Los Patos and Rio Vega Agua Caliente respectively.  These areas are largely overburden covered and the initial discoveries were blocks of mineralized dacitic ignimbrite and intercalated sediments in unconsolidated or poorly consolidated colluvium.  This material overlies a bedrock of similar dacitic ignimbrite as well as ash tuff, sandstone and conglomerate.  Uranium mineralization occurs in irregular stratiform lenses and along fracture zones within these units.

Initial prospecting and mapping has defined a minimum aggregate area of 11 square kilometres in seven zones which contain highly anomalous uranium mineralization.  The results are interpreted to reflect the surface expressions or leakage from a large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera complex.  The Cerro Galan Caldera Complex measures some 60 kilometres in diameter and is believed to be the second largest caldera in the world.  Uranium mineralization is hosted by dacitic to rhyolitic ignimbrite and associated tuffs and clastic sediments.  Mineralization, as presently defined, remains open in all directions including at depth.

The seven main mineralized areas identified to date are: the Diamante Zone (2.5 x 2.5 kilometres); the Alfredo Zone (1.7 x 0.5 kilometres); the Southwest Zone (2.5 kilometres x a minimum of 400 metres), the Los Patos Zone (4.0 x 1.0 kilometres), the Bingo Zone (525 metres x 70 metres), the Los Patos Sur Zone (extent undefined) and the Los Patos South West Zone (extent undefined).  Within these areas of higher anomalism, there are numerous sub-zones or "hot spots".  Ground radiometric and soil geochemical anomalies coincide with and extend beyond the currently known mineralization.  In general the zones are poorly exposed; the lack of outcrop has hampered interpretation and will be addressed by future work programs.

Mineralization is found principally as cement in porous rock units (fragmental volcanic rocks - agglomerates and tuffs) and in breccia and fracture zones associated with faults. Local concentrations of unconsolidated mineralized material also occur in colluvium believed to have been derived from nearby bedrock sources.

Details of these seven discovery zones are as follows:

Diamante Zone

A total of 5,348 linear metres was excavated in 33 trenches.  Due to thick overburden (+5 metres) less than 20% of the trenches reached the bedrock target.  Elevated values of uranium are presently confined to a 400 metre wide, northwest trending corridor which is open to the southeast and trends into and is covered by younger ash tuff beds to the northwest.

To date the highest grade mineralization is found in trenches DZ#17 and DZ#18. Trench DZ#17 cut 13.5 metres grading 0.45 lbs/t U3O8 (172 ppm U); trench DZ#18 located approximately 30 metres to the northwest, cut 22.5 metres averaging 0.5 lbs/t U3O8 (194 ppm U).  The zone remains open to the north-west and south-east along strike and at depth.  A number of grab samples were taken where anomalous radioactivity was noted in trenches.  These samples coincide with the mineralized zones and demonstrate that locally mineralization can grade in excess of 26 lbs/t U3O8.

Further to the south, trenches DZ# -1, 2, 4, to 6, and 12 cut multiple zones varying from 3 to 6 metres wide of anomalous uranium mineralization (Table 1).

For example, trench DZ#4, the southernmost trench, cut two 3-metre wide zones averaging 0.29 lbs/t U3O8 (112 ppm U) and 0.43 lbs/t U3O8 (168 ppm U) respectively.  Trench DZ#2, located roughly 50 metres NW of trench DZ#4, cut two zones: 4.5 metres grading 0.36 lbs/t U3O8 (140 ppm U) and 3.0 metres grading 0.28 lbs/t U3O8 (108 ppm U).

Table 1:  Summary of Significant Trench Results – Diamante Zone

Zone	Trench #	Results – lb U3O8 (ppm U)
Diamante	DZ#1	6 metres @ 0.5 lbs/t U3O8(196 ppm U)
	DZ#2	4.5 metres @ 0.36 lbs/t U3O8 (140 ppm U) 3 metres @ 0.28 lbs/t U3O8 (108 ppm U)
	DZ#4	3 metres @ 0.29 lbs/t U3O8 (112 ppm U) 3 metres @ 0.43 lbs /t U3O8 (168 ppm U)
	DZ#5	6 metres @ 0.54 lbs/t U3O8 (208 ppm U)
	DZ#7	3 metres @ 0.32 lbs/t U3O8 (125 ppm U) 4.5 metres @ 0.25 lbs/t U3O8 (100 ppm U) 4.5 metres @ 0.35 lbs/t U3O8 (138 ppm U)
	DZ#12	3 metres @ 0.84 lbs/t U3O8 (325 ppm U)
	DZ#17	13.5 metres @ 0.45 lbs/t U3O8 (172 ppm U)
	DZ#18	22.5 metres @ 0.50 lbs/t U3O8 (194 ppm U)

The mineralized zones define a series of multiple, parallel, northwest trending lenses peripheral to and trending beneath younger ash tuff layers.  The centre of the Diamante system is interpreted to occur below these younger units.

Alfredo Zone

The Alfredo Zone, located roughly 5 kilometres northwest of the Los Patos Zone, was discovered in mid-November, 2006.  A total of 60 characterization samples from mineralized outcrops returned values ranging from geochemically anomalous to 6.6 lbs/t U3O8 (2530 ppm U) and average 0.81 lbs/t U3O8 (315 ppm U).  Mineralization is associated with a series of northwest trending breccia and fracture zones related to parallel, steeply dipping faults.  Trenching has extended mineralization to both the east and west with highly elevated radiometric readings averaging 2,000 cps recorded over widths of up to 200 metres.  A total of 38 trenches aggregating 7,400 lineal metres were excavated and approximately 2,100 channel samples collected from this zone.  Results of this work are incomplete as not all analyses have been received from the lab.

Southwest Zone

The Southwest Zone is located about 7 kilometres south of the Diamante Zone.  It has been partly defined but is at least 4.0 kilometres long (north-south) by a minimum of 400 metres wide.  In total, 18 grab samples were taken from areas of anomalous radioactivity with values ranging from geochemically anomalous to 6 lbs/ton U3O8 (2334 ppm U) and average 1.49 lbs/ton U3O 8 (575 ppm U).  An access road approximately 31 kilometres long was constructed from the Diamante zone to facilitate exploration of this area.

Los Patos Zone

At the Los Patos Zone, a total of 16 trenches aggregating 2,454 lineal metres were excavated and results of this work are still being compiled.  The best value encountered from original reconnaissance sampling was 0.91 lbs/t U3O8 (351 ppm U).  To the north of the area of trenching, 43 grab samples were taken from an area of scintillometer "hot spots".  The average grade of these samples is 0.69 lbs/t U3O8 (268 ppm U).  An access road to a proposed landing strip west of Los Patos zone is presently under construction.

Bingo Zone

The Bingo Zone is located approximately two kilometres north of the Alfredo Zone.  Outcropping disseminated uranium mineralization (1 to 4 millimetre blebby autunite) hosted in felsic volcanics of the Cerro Galan Caldera suite occurs over a minimum area of 525 metres length by 70 metres width and is open primarily to the west, south and at depth.  Twenty-eight preliminarily characterization samples produced results ranging from 0.4 to greater than 26 lb/t U3O8, with an average of 3.4 lb/t U3O8.  Twelve trenches aggregating 2,650 lineal metres have been excavated within this zone and sampling of these trenches is in progress.

Los Patos Sur & Los Patos South West Zones

The Los Patios Sur and Los Patos South West Zones are located approximately 1.2 kilometres south and 2 kilometres west-south-west, respectively, of the Los Patos Zone.  There is little exposure in these areas and the extent of the showings is presently being defined.  Radiometric readings range from 900 cps to off-scale (+9,999 cps) for Los Patos Sur and from 900 to 5,200 cps for Los Patos South West.

A crew of two experienced prospectors completed property wide prospecting and sampling of several potentially interesting new zones.  Samples from this work have been submitted for analysis and results are awaited.

Reconnaissance and detailed geological mapping programs were completed on the property during February – April, 2007 and reports on this work are being compiled.

The Company is presently planning a detailed airborne radiometric survey in order to screen the Diamante-Los Patos property in a timely manner and allow rapid focusing and drill target definition in as short a timeframe as possible.  Winterizing and upgrading of the existing camp facilities is also in progress in order to enable year-round exploration activity.

Peru Uranium Properties

Carabaya Uranium Project

The Company has acquired a 100% interest in 4 uranium prospects, all of which are located in an area approximately 20 km west of the town of Macusani in the District of Corani, Province of Carabaya, Department of Puno, Peru.

Details of each of the acquisitions are as follows:

1.

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest in the Radiante I property, comprised of one mining concession (1,000 hectares) from a private Peruvian corporation, for 200,000 Common Shares.

2.

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest in the Radiante II property, comprised of one mining concession (1,000 hectares) from a private Peruvian corporation, for 200,000 Common Shares.

3.

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest in the Hilton property, comprised of one mining concession (1,000 hectares) from a private Peruvian corporation, for 200,000 Common Shares.

4.

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest in the Voluptuosa property, comprised of three mining concessions (800 hectares) from a private Peruvian corporation, for US$167,000.

Copies of each of these agreements are included as Exhibits 4.5 – 4.8, inclusive.

The prospects are all located over the Neogene volcanic Quenamari Formation, which contains numerous uraniferous occurrences that have previously been explored by geochemical and ground-based radiometric methods, trenching and diamond drilling.  Regionally, uranium mineralization consists mainly of autunite, meta-autunite, gummite and pitchblende, in a gangue of pyrite, galena, sphalerite (+silver) and, locally, stibnite.  Mineralization takes the form of fracture infill (veinlets), and minor disseminations.

The Company plans a work program, consisting of the evaluation of the properties geologically and radiometrically with a view to defining targets for advanced ground based radiometric survey and follow-up.  However, during the year ended November 30, 2006 the Company has focused its activities primarily in Argentina, and no additional work has yet been completed on the Carabaya project.

British Columbia, Canada Properties

Mackenzie Project, British Columbia

Pursuant to an agreement dated May 2, 2005 (the "Mackenzie Agreement") between the Company and 5 arms-length individuals (the "Vendors"), the Company has the option to acquire a 100% interest in the Mackenzie Project, which is comprised of 164 mineral claims, aggregating approximately 69,172 hectares, located in east-central British Columbia approximately 150 kilometres north of Prince George.  In order to acquire a 100% interest, the Company is required to:

(a)

pay the Vendors $80,000 (paid) and issue 100,000 common shares (issued) within 10 days of TSXV acceptance of the acquisition (received June 10, 2005);

(b)

pay the Vendors an additional $25,000 (paid) and issue an additional 200,000 common shares on or before June 10, 2006 (issued);

(c)

pay the Vendors an additional $25,000 and issue an additional 250,000 common shares on or before June 10, 2007; and

(d)

pay the Vendors an additional $25,000 and issue an additional 250,000 common shares on or before June 10, 2008.

The Vendors retain a 2% Net Smelter Return ("NSR") on any production.  The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time until June 10, 2026.  A copy of the Mackenzie Agreement is included as Exhibit 4.9.

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

Regional geochemical sampling has detected anomalous gold values in stream sediments over a strike length of approximately 70 kilometres (northwest-southeast) in a series of conformable (to regional strike) and en echelon bands up to 7 kilometres wide.  Approximately 350 silt samples were collected and of these roughly 8% are anomalous (40 ppb to 1250 ppb).  Preliminary heavy mineral fraction analysis suggests that the bulk of the gold is fine although locally some coarse gold was noted.

Field work on the Mackenzie project was completed in late September, 2006.  All data was collated and reproduced on a series of maps at various scales.  The 2006 work program was successful in locating gold mineralization in a series of mesothermal quartz veins in the only geochemical anomaly that was trenched.  At least 6 additional geochemical anomalies remain untested.  The Company is currently reviewing the results of 2006 exploration work and a decision regarding further work or joint venturing of the property will be made in the near future.  However, based on this initial review, an aggregate of 94 claims, aggregating 39,294 hectares, were released from the agreement, leaving 70 claims (29,877 hectares) still subject to the agreement.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A

Operating results

The discussion and analysis in this section compares the operating results of the year ended November 30, 2006 to the year ended November 30, 2005, and the year ended November 30, 2005 to the year ended November 30, 2004, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17, Financial Statements.  At the present time the Company's expenditures consist of general and administrative costs and exploration expenditures.  The Company presently has no production from any mineral properties in which it has an interest and has no significant revenue items.

The Company is involved in mineral exploration activities in Argentina, Peru and British Columbia, Canada.  To date, the Company has not generated any revenue from operations.  Expenditures related to mineral exploration on specific properties are capitalized and corporate overhead generated items are expensed.  Exploration and overhead expenditures fluctuate depending on the exploration stage of the Company's various projects and on the amount of available working capital.  The Company are not restricted in its ability to transfer funds to its subsidiaries.

The Company did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian and U.S., Argentinean or Peruvian currencies.  The Company's expenses are denominated in Canadian, U.S., Argentinean and Peruvian currencies.

The following discussion of the operating results and financial position should be read in conjunction with the Company's consolidated financial statements (and related notes).

Fiscal Year Ended November 30, 2006

The following is a summary of significant events and transactions that occurred during the fiscal year ended November 30, 2006:

1.

The Company raised $3,035,000 (gross) from three private placements.

2.

The Company raised $2,537,600 (gross) through the exercise of 3,289,500 share purchase warrants and $537,250 (gross) through the exercise of 730,000 stock options.

3.

The Company incurred exploration costs of approximately $6.9 million (2005 - $1.9 million) on its currently active mineral property interests.

4.

On December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed.

5.

Significant management changes occurred, resulting in Mr Hendrik Van Alphen becoming the President and Chief Executive Officer (effective July 12, 2006), Mr. Lawrence W. Talbot becoming the Vice-President and General Counsel (effective July 1, 2006) and Ms. Marla Ritchie becoming the Corporate Secretary (effective August 14, 2006).

Subsequent to November 30, 2006, additional changes occurred with respect to the Company's directors and officers.  At the Annual General Meeting held on December 5, 2006, Mr. Gary Freeman did not stand for re-election as a director, and Messrs. Jeffrey Pontius and Maurice Strong were elected as directors.  Subsequently, Mr. Jerry Pogue retired as a director on April 24, 2007.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations.  For more detailed information, refer to the accompanying financial statements.

	Years Ended November 30
	2006	2005 (re-stated)	2004 (re-stated)
Total revenues	$ -	$ -	$ -
Loss before other items	1,977,603	1,212,324	1,085,507
Net loss	1,931,779	1,281,180	1,630,322
Basic and diluted loss per share	(0.11)	(0.11)	(0.24)
Total assets	10,815,156	4,147,110	3,035,983
Future income tax liabilities	155,447	$ -	$ -
Weighted average common shares outstanding	17,145,600	11,648,823	6,732,969
Cash dividends	-	-	-

Results of Operations: Annual

Fiscal Year ended November 30, 2006

During the year ended November 30, 2006, the Company incurred a loss of $1,931,779 compared to $1,281,180 in the prior year.  The loss in 2006 increased by $650,599 and was comprised primarily of the following expenses which include non-cash stock based compensation expense:

	2006
	Expense category	Stock-based compensation	Total
Consulting fees	$ 231,571	$ 431,691	$ 663,262
Professional fees	243,007	20,863	263,870
Salaries	22,338	69,546	91,884
Shareholder communications	203,817	74,406	278,223
	$ 700,733	$ 596,506	$ 1,297,239

	2005
	Expense category	Stock-based compensation	Total
Consulting fees	$ 213,240	$ 157,074	$ 370,314
Professional fees	125,413	-	125,413
Salaries	146,023	-	146,023
Shareholder communications	157,287	72,458	229,745
	$ 641,963	$ 229,532	$ 871,495

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued in connection with private placements, as determined by the Black-Scholes pricing model.

Salaries in 2005 are comprised exclusively of costs relating to the Company's former President who resigned in early 2005, while salaries in 2006 relate to the hiring, in July 2006, of a Vice-President and General Counsel (the Company's sole employee).

All other administrative expense categories, except for rent, increased as compared to 2005.  These increases are due to a higher level of exploration and related regulatory and business activity.  Travel expenses were incurred primarily by directors, officers and consultants in respect of property due diligence, financing activities, and for general corporate purposes, and has increased with the level of exploration activity.

Consulting fees of $663,262 (2005 - $370,314) include $324,621 (2005 -163,856) paid to related parties (see "Transactions with Related Parties").

On December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed. The Company believes that given the significantly increased level of exploration activity during the past two fiscal years, together with the benefits of consistent accounting treatment and presentation used by other Canadian exploration companies, that this change in accounting policy will provide better information with respect to its investment in its mineral properties.

The Company incurred expenditures on its mineral properties as follows:

	Years Ended November 30
	2006	2005 (re-stated)	2004
Peru
Acquisition	$ 1,200,005	$ -	$ 426,606
Exploration	-	8,562	58,241

Argentina
Acquisition	451,000	263,760
Exploration	4,086,316	884,403

Canada
Acquisition	403,000	178,000
Exploration	735,158	568,712

Nevada, USA, Properties
Acquisition	-	-	-
Exploration	-	578	19,415

Less amounts written off	-	(9,140)	(504,262)
Total mineral properties	$ 6,875,479	$ 1,894,875	$ -

Fiscal Year Ended November 30, 2005

During the fiscal year ended November 30, 2005, the Company incurred a loss of $3,176,055 compared to $1,630,322 in the prior year.  The loss in 2005 increased by $1,545,733 and was primarily comprised of the following expense changes: stock-based compensation decreased ($335,362 vs. $549,360) due to the different nature and timing of stock option grants, while exploration costs of $1,798,184 increased significantly and are related to the gold and uranium properties acquired by the Company in 2005.  The 2004 expenditures were primarily on the Amata property in Peru which was disposed of in 2005.  Salaries in 2005 are comprised exclusively of severance costs relating to the Company's former President who resigned in early 2005.  Listing and transfer agent fees decreased to a more normal level ($35,340) compared with the unusually high amounts incurred in 2004 ($81,156) as a consequence of completing several private placements.  Professional fees and travel have both increased steadily year over year commensurate with the Company's overall increase in exploration and business activity.

Total consulting fees of $213,240 (2004 - $234,116) include $105,600 (2004 - $152,500) paid to related parties (see "Transactions with Related Parties" below).  Travel expenses were incurred primarily by directors in respect of property due diligence, to complete private placement financings, and for general corporate purposes.

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

Fiscal Year Ended November 30, 2004

During the fiscal year ended November 30, 2004 the Company incurred a loss of $1,630,322 compared to a loss of $263,199 in the prior year.  The loss in 2004 increased by $1,367,123 and was primarily comprised of the following: Stock-based compensation ($549,360), exploration costs (increase of $476,479) and consulting fees (increase of $155,316).  These items account for $1,181,155 (86%) of the increase.  During 2003, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options.  In fiscal 2004, the Company moved to its current offices, completed four private placements and entered into new property agreements.  As a consequence, general administrative expense categories also increased.  Listing and transfer agent fees increased fourfold to $81,156 from $20,730 primarily due to costs associated with the private placements.  Professional fees and travel both almost doubled to $86,837 and $44,237 respectively, from $52,900 and $24,702.

Total consulting fees of $238,116 include $156,500 from related parties (see "Transactions with Related Parties" below).  Other consulting fees and salaries were $81,616 (2003 - $22,800).  Remuneration to related parties in fiscal 2004 was comprised of $125,000 to the former President, $22,500 to the President, and $4,000 to the CFO.  Included in the $125,000 to the former President is a $60,000 severance fee for stepping down upon the appointment of a new President.

Travel expenses were incurred primarily by directors in respect of completing private placement financings, for general corporate purposes, for attendance at two trade shows, and for property investigations.

The Company incurred acquisition and exploration costs of $504,262, comprised of $484,847 on the Amata Project in Peru, and $19,415 on the Nevada, USA claims as follows:

	Amata Project, Peru	Betty O'Neal Claims, Nevada	BET 1-23 Claims, Nevada	Total

Acquisition costs	$ 381,970	$	$ -	$ 381,970
Taxes and fees	44,636	-	-	44,636
Claim and filing fees	-	11,719	4,033	15,752
Geological consulting	23,278	-	-	23,278
Insurance	-	3,663	-	3,663
Surveying	21,756	-	-	21,756
Travel	13,207	-	-	13,207

Total	$ 484,847	$ 15,382	$ 4,033	$ 504,262

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

Options to Purchase Securities from Registrant or Subsidiaries

The following table summarizes the grants, and exercises and cancellations of incentive stock options for the fiscal years ended November 30, 2006, 2005 and 2004:

	2006	2005	2004

Outstanding, beginning of year	1,260,000	920,000	95,000

Granted:
Exercisable at $0.25	-	-	120,000
Exercisable at $0.70	-	585,000	900,000
Exercisable at $1.05	-	175,000	-
Exercisable at $1.00	-	50,000	-
Exercisable at $1.12	-	75,000	-
Exercisable at $1.41	75,000	-	-
Exercisable at $1.45	100,000	-	-
Exercisable at $2.00	153,000	-	-
Exercisable at $1.80	550,000	-	-
Exercisable at $1.65	310,000	-	-
Exercisable at $1.72	50,000	-	-

Exercised:
Exercised at $0.25	-	(20,000)	(195,000)
Exercised at $0.70	(655,000)	(75,000)	-
Exercised at $1.05	(75,000)	-	-
Cancelled	-	(25,000)	-
Cancelled	-	(425,000)	-
Outstanding, end of year	1,768,000	1,260,000	920,000

5.B

Liquidity and Capital Resources

The Company's primary source of funds since incorporation has been from the sale of Common Shares through private placements and the exercise of incentive stock options and share purchase warrants.  The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.  The Company believes that it have adequate working capital to proceed with the Company's presently planned exploration programs.  As at November 30, 2006, the Company had working capital of $1,733,607 (audited), and as at May 31, 2007, the Company had working capital of $6,319,124 (unaudited).

The Company does not have any loan agreements or other current financing plans to raise additional capital.  However, the Board of Directors may seek to increase the funds available for exploration and property acquisition activities through one or more private placements if, in their opinion, additional acquisitions or exploration activities are warranted.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

Fiscal year ended November 30, 2006

In July 2006, the Company completed a non-brokered private placement consisting of 170,000 units at $1.75 for gross proceeds of $297,500.  Each unit consisted of one Common Share and one-half of a transferable warrant, with each whole warrant being exercisable to acquire one additional Common Share at a price of $2.25 until January 13, 2008.

Also in July 2006, the Company completed a brokered private placement consisting of 1,230,000 non-flow through units at $1.75 and 300,000 flow-through units at $1.95 for gross proceeds of $2,737,500.  Each unit issued in the placement consisted of one Common Share and one-half of a transferable warrant.  Each whole warrant is exercisable to acquire one additional Common Share at a price of $2.25 until January 12, 2008.

During the year, the Company raised $2,537,600 (2005 - $929,500) from the exercise of warrants and $537,250 (2005 - $57,500) from the exercise of stock options.

Fiscal year ended November 30, 2005

In June 2005, the Company completed a private placement consisting of 1,000,000 units at a price of $0.56 per unit for total proceeds of $560,000.  Each unit consisted of one Common Share and one half of a warrant.  Each whole warrant entitled the holder to purchase one Common Share at a price of $0.80 until December 23, 2006.

In July 2005, the Company completed a private placement consisting of 150,000 units at a price of $0.61 per unit for total proceeds of $91,500.  Each unit consisted of one Common Share and one-half of a warrant.  Each whole warrant entitled the holder to purchase one Common Share at a price of $0.80 until January 5, 2007.

Fiscal year ended November 30, 2004

In fiscal 2004, the Company raised a total of $3,549,400 through the issuance of a total of 7,666,250 of Common Shares by way of private placements as detailed below.

In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000.  Each unit consisted of one common share and one-half a warrant.  One full warrant entitled the holder to purchase an additional Common Share at a price of $0.35 until August 26, 2005.

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000.  Each unit consisted of one common share and one-half of a warrant.  One full warrant entitled the holder to purchase an additional Common Share at a price of $0.35 until March 15, 2006.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400.  Each unit consisted of one Common Share and one-half of a warrant.  One full warrant entitled the holder to purchase an additional Common Share at a price of $0.80 until May 14, 2006.

In September, 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000.  Each unit consisted of one Common Share and one warrant.  Each warrant entitled the holder to purchase an additional Common Share at a price of $1.00 until March 7, 2006.

During the year ended November 30, 2004, the Company used $1,184,084 of its cash resources for operating activities and $5,732 in investing activities.  These activities were funded by initial cash balance on hand at the beginning of the year and funds raised during the year.

5.C

Research and Development, Patents and Licenses, etc.

Not applicable.

5.D

Trend Information

Not applicable.

5.E

Off-Balance Sheet Arrangements

Not applicable

5.F

Tabular Disclosure of Contractual Obligations

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out the directors and executive officers of the Company and all positions and offices held with the Company as at May 31, 2007:

Name	Position	Date of First Election or Appointment
Hendrik Van Alphen	President, Chief Executive Officer and Director	September 27, 2004
Michael Bartlett(1)	Director	January 31, 2000
Maurice Strong(1)	Director	December 5, 2006
Jeffrey A. Pontius(1)	Director	December 5, 2006
Michael W. Kinley	Chief Financial Officer	December 21, 2005
Lawrence W. Talbot	Vice-President and General Counsel	July 1, 2006
Marla K. Ritchie	Corporate Secretary	August 14, 2006

(1)

Member of Audit Committee

There are no family relationships among any of the above named directors or officers.  There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Hendrik Van Alphen (President, Chief Executive Officer and Director) - Mr. Van Alphen has been in the mining business for 25 years.  He started, initially, as a successful exploration/drilling contractor, and then became the President of Pacific Rim Mining Corp., where he laid the foundation for Pacific Rim to become a successful South American based resource company.  He served as Vice-President of Corriente Resources Inc. from 1994 to 1999, following which he became the President of Cardero Resource Corp., reactivating it and spearheading its entrance into South America, particularly Argentina and Peru.  Mr. Van Alphen is presently a director and officer of Cardero Resource Corp., International Tower Hill Mines Ltd. and Athlone Energy Corp., all public natural resource companies.

Michael Bartlett (Director) – Mr. Bartlett has, since 1989, been the President and owner of Leisure Capital & Management Inc., a company which specializes in the pre-development start-ups and innovative strategic, conceptual, economic and financial solutions.  He is also the President and Chief Executive Officer of Creative Entertainment & Technologies, Inc., a public company trading on the TSXV.

Maurice Strong P.D., O.C., LL.D. (Director) - Mr. Strong has been working for over 30 years at senior levels in business, government and international organizations and now spends most of his time in China.  His current appointments include: Chairman, Cosmos International Group; Vice-Chairman, Chicago Climate Exchange; Chairman, International Advisory Board, CH2M HILL Companies Ltd.; Honorary Professor, Peking University (Beijing); and Visiting Professor, University of Ottawa (Canada).  Some of Mr. Strong's past appointments include: Under Secretary General and Special Advisor to the Secretary General of the United Nations; Senior Advisor to the President, World Bank; Chairman and Chief Executive Officer, Ontario Hydro; Member, International Advisory Board, Toyota Motor Corporation.  Mr. Strong is a Member of the Queen's Privy Council for Canada.

Jeffrey Pontius (Director) - Mr. Pontius has over 28 years of geological experience and possesses a distinguished track record of successful discovery that includes three precious metal deposits.  Significantly, during 1989-1996, as Exploration Manager of Pikes Peak Mining Company (a subsidiary of NERCO Mineral Co. and Independence Mining Company), he managed the large district scale exploration program resulting in the discovery of the Cresson Deposit at Cripple Creek, Colorado, containing over 5 million ounces of gold.  While working as Exploration Manager, Mr. Pontius developed an integrated exploration program which focused on both surface bulk mine able and underground high grade target types.  He spent the past seven years at AngloGold Ashanti (USA) Exploration Inc., starting as Senior US Exploration Manager, and became North American Exploration Manager and also a Director of Anglo American (USA) Exploration Inc.  He was also a member of the regional business development team and provided technical and strategic support for the company's acquisition program.  During the past four years as US and North American Exploration Manager, Mr. Pontius led the exploration team that spent US$10 million developing an extensive database and acquiring all of the Alaskan projects the Company recently acquired from AngloGold.   He left AngloGold Ashanti to become the President and Chief Executive Officer of International Tower Hill Mines Ltd. and continue the exploration programs he started at AngloGold.  Mr. Pontius holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).  Mr. Pontius is presently the President and Chief Executive Officer of International Tower Hill Mines Ltd., a public natural resource company with a focus on the acquisition of precious and base metal properties in Alaska and Nevada.

Michael W. Kinley (Chief Financial Officer) – Mr. Kinley possesses extensive public company experience and, the financial qualifications to play an important role as the Company continues to rapidly expand.  He received his Chartered Accountant designation in 1973 in Ontario while with KPMG, where he became a partner in 1981.  Since 1993, Mr. Kinley has been the president of Winslow Associates Management & Communications Inc., a private consulting firm which provides accounting and regulatory support services to junior public companies.  He is a director and the Chief Financial Officer of Indico Technologies Ltd. and StonePoint Global Brands Ltd., and is the Chief Financial Officer of Cardero Resource Corp. and International Tower Hill Mines Ltd.  He is an officer and/or director of a number of other public companies, including Noise Media Inc., WorldStar Energy Corp. and Can-Asia Minerals Inc.

Lawrence W. Talbot (Vice President and General Counsel)– Mr. Talbot  is a mining lawyer with over 20 years experience in representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields.  He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including mineral property acquisitions, divestitures and joint ventures, corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations.  He is a director and officer of a number of public natural resource companies including Alma Resources Ltd., Cardero Resource Corp., Excellon Resources Inc., Gold Port Resources Ltd., Samba Gold Inc. and International Tower Hill Mines Ltd.  Prior to July 1, 2006, he was a partner in one of Canada's largest law firms, and now acts as general counsel to a select group of public companies, including the Company.

Marla K. Ritchie (Corporate Secretary) – Ms. Ritchie brings over 20 years experience in public markets working as an Administrator and Corporate Secretary specializing in resource based exploration companies.  Since 2001, she has worked as the Corporate Secretary for Cardero Resource Corp.  Between 1988 and 2003, she worked for Ascot Resources Ltd., Brett Resources Inc., Golden Band Resources Inc., Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company's directors or officers as a result of their outside business interests with the exception that certain of such directors and officers serve as directors and/or officers of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The Company's directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company has and will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the Company's directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company's directors and officers are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place it in a worse position than if no conflict existed.  The Company's directors and officers are required by law to act honestly and in good faith with a view to the Company's best interests and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director and officer has a similar obligation to other companies for which such director or officer serves as an officer or director.  The Company does not have any specific internal policy governing conflicts of interest.

The following table identifies, as of May 31, 2007, the name of each officer and director and any public company (a) which employs such officer or director, (b) for which such officer or director currently serves as an officer or director, or (c) which is affiliated with such officer or director (other than the Company):

Name of Director/Officer	Name of Company	Description of Business	Position
Hendrik van Alphen	Cardero Resource Corp. International Tower Hill Mines Ltd. Athlone Energy Corp.	Natural resource Natural resource Natural resource	CEO, Pres. & Dir. Director & Chairman Director
Maurice Strong	None
Michael Bartlett	International Tower Hill Mines Ltd.	Natural Resource	Director
Jeff Pontius	Skygold Ventures Ltd. International Tower Hill Mines Ltd.	Natural resource Natural Resource	Director President & CEO
Michael Kinley	Indico Technologies Ltd. StonePoint Global Brands Ltd. Cardero Resource Corp. Wealth Minerals Ltd. Noise Media Inc. WorldStar Energy Corp. Can-Asia Minerals Inc. International Tower Hill Mines Ltd.	Natural resource Premium bottled water Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CFO & Director CFO & Director CFO CFO Pres., CFO & Dir. CEO & Director CEO & Director CFO
Lawrence Talbot	Alma Resources Ltd. Cardero Resource Corp. Excellon Resources Inc. Gold Port Resources Ltd. Samba Gold Inc. International Tower Hill Mines Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	Director Dir., V-P & Gen. Cnsl Sec. & Gen. Counsel Secretary Secretary Sec., V-P & Gen. Cnsl.
Marla Ritchie	Cardero Resource Corp. International Tower Hill Mines Ltd.	Natural resource Natural resource	Secretary Secretary

6.B

 Compensation

The following tables set forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal year ended November 30, 2006 in respect of the Company's directors and members of its administrative, supervisory or management bodies.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Henk Van Alphen, Director, President & CEO (1)	Nov. 30/06	$68,400(2)	Nil	Nil	200,000	N/A	N/A	N/A
Jerry Pogue, Director & Acting CEO(3)	Nov. 30/06	$30,598	Nil	Nil	100,000	N/A	N/A	N/A
Gary R. Freeman, Director(4)	Nov. 30/06	$25,000	Nil	Nil	Nil	N/A	N/A	N/A
Michael Bartlett, Director	Nov. 30/06	Nil	Nil	Nil	25,000	N/A	N/A	N/A
Michael Kinley, CFO	Nov. 30/06	$36,000(5)	Nil	Nil	100,000	N/A	N/A	N/A
Lawrence Talbot, VP & General Counsel(6)	Nov. 30/06	$22,338	Nil	Nil	100,000	N/A	N/A	N/A
Marla Ritchie, Corporate Secretary	Nov. 30/06	Nil	Nil	Nil	25,000	N/A	N/A	N/A

(1)

Mr. Van Alphen was appointed President and CEO of the Company in July 2006.

(2)

Fees paid to Mr. Van Alphen for management consulting services.

(3)

Mr. Pogue was the acting Chief Executive Officer from July 2005 to July 2006.  Mr. Pogue retired as a director on April 24, 2007.

(4)

In September 2004 Mr. Freeman stepped aside as President and CEO of the Company and, pursuant to a Board resolution, received a lump sum payment of $60,000 in severance.  In September 2004 Mr. Freeman entered into an employment contract to provide investor relations, finance and administration services to the Company for a fee of $5,000 per month which, in October 2004, was revised to $7,500 per month.  The terms of Mr. Freeman's agreement were further revised in October 2005 to provide the Company with finance services for a monthly payment of $2,500.00 per month.  Mr. Freeman resigned as a Director of the Company on November 3, 2006.

(5)

Fees paid to Winslow Associates Management & Communications Inc. (a corporation controlled by Mr. Kinley) for financial consulting services.

(6)

Mr. Talbot joined the Company as Vice-President and General Counsel on July 1, 2006.  As an employee, he receives a yearly salary of CAD 50,000.  In addition, Lawrence W. Talbot Law Corporation, a law corporation of which Mr. Talbot is the president and a shareholder, receives a monthly retainer of CAD 4,166 for the provision of legal services to the Company (amended to CAD 5,625/month, effective May 1, 2007).

The following table provides information with respect to the incentive stock options to purchase Common Shares granted to the foregoing persons during the fiscal year ended November 30, 2006:

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price	Expiry Date
Mike Kinley	50,000	March 7, 2006	$1.45	March 7, 2008
Henk Van Alphen	200,000	August 14/06	$1.80	August 14/08
Jerry Pogue	50,000	August 14/06	$1.80	August 14/06
Lawrence Talbot	100,000	August 14/06	$1.80	August 14/08
Michael Bartlett	25,000	August 14/06	$1.80	August 14/08
Michael Kinley	50,000	August 14/06	$1.80	August 14/08
Marla Ritchie	25,000	August 14/06	$1.80	August 14/08
Jerry Pogue	50,000	November 15/06	$1.72	November 15/08
Total	550,000

No other executive officer received direct or indirect compensation from any source for services provided to the Company during the fiscal year ended November 30, 2006.  Subsequent to December 1, 2006, additional stock options have been granted to directors and officers – see Item 8B for options granted and Item 6E for the current options held by directors and officers.

Long Term Incentive Awards

The Company does not have any long term incentive plan awards defined as "any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

Pension Plan

The Company does not provide retirement benefits for directors or executive officers.

6C.

Board Practices

The Board is elected at the annual general meetings of the shareholders.  Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Section 6.A - Directors and Senior Management - for dates directors were first elected to the Board.

The Company does not presently have any service contracts with any of the Company's directors which provides for benefits upon termination of employment.

At the present time, the only committee of the Board is the Audit Committee.  The Company does not have a formal compensation committee.  However, the Board meets on an annual basis to review management compensation.

Audit Committee

Michael Bartlett - Chairman

Jeffrey A. Pontius

Maurice F. Strong

At the first meeting following each annual general meeting, the directors must elect an audit committee consisting of no fewer than three directors, of whom a majority must not be members of the management, or officers or employees, of the Company or of any affiliate or associate of the Company or a control person of the Company or any of its associates or affiliates, to hold office until the next annual general meeting.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review by the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

The overall purpose of the Audit Committee is to:

  Ensure that the management of the Company has designed and implemented an effective system of internal financial controls for reviewing and reporting on the Company's financial statements;
  Oversee, review and report on the integrity of the Company's financial disclosure and reporting;
  Review the Company's compliance and regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts; and
  By directly responsible for:

-

the selection of a firm of external auditors to be proposed for election as the external auditors of the Company;

-

the oversight of the work of the Company's external auditors, and

-

subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company.

A copy of the Company's Audit Committee Charter is included as Exhibit 15.1.

6.D

Employees

Until July 1, 2006, the Company did not have any employees.  Effective July 1, 2006, the Company has one employee, being Lawrence W. Talbot, Vice-President & General Counsel.

Effective July 1, 2006, the Company entered into an agreement with Mr. Talbot pursuant to which he is employed by the Company as its Vice-President and General Counsel.  In accordance with the terms of the agreement, the Company paid Mr. Talbot $22,338 during the fiscal year ended November 30, 2006.  Pursuant to such employment agreement, Mr. Talbot is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, as follows:

In the event of the occurrence of any of the following events:

  a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)
  the sale of all of the Company's assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors

Mr. Talbot may, at any time during the period commencing 30 days after such event and ending one year after such event, resign from employment with the Company.  In such event, he is then entitled to receive an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12 month period.

In addition to the foregoing, if a situation occurs which is tantamount to constructive dismissal, whether or not following a change in control, Mr. Talbot may voluntarily resign from employment with the Company within 90 days of such occurrence and, in such circumstances, would be entitled to receive the same consideration as noted above.

6.E

Share Ownership

The following table sets out the number of shares held by the Company's director and senior officers as of May 31, 2007 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Henk Van Alphen	1,044,500(1)	4.08%
Maurice F. Strong	300,000(2)	1.17%
Michael Bartlett	95,000(3)	0.37%
Jeff Pontius	145,000(4)	0.56%
Michael Kinley	87,956(5)	0.34%
Lawrence Talbot	125,000(6)	0.49%
Marla Ritchie	50,000(7)	0.19%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (7 persons)	1,847,456	7.00%

(1)

Of the Common Shares owned by Mr. Van Alphen, 300,000 Common Shares are represented by incentive stock options.

(2)

Of the Common Shares owned by Mr. Strong, 300,000 Common Shares are represented by incentive stock options.

(3)

Of the Common Shares owned by Mr. Bartlett, 95,000 Common Shares are represented by incentive stock options.

(4)

Of the Common Shares owned by Mr. Pontius, 145,000 Common Shares are represented by incentive stock options.

(5)

Of the Common Shares owned by Mr. Kinley, 75,000 Common Shares are represented by incentive stock options.

(6)

Of the Common Shares owned by Mr. Talbot, 125,000 Common Shares are represented by incentive stock options.

(7)

Of the Common Shares owned by Ms. Ritchie, 50,000 Common Shares are represented by incentive stock options.

2006 Incentive Stock Option Plan

The following is a summary of the principal terms of the 2004 Company's Stock Option Plan, as adopted by the directors in 2004 (the "Plan").  A copy of the Plan is included as Exhibit 4.10.

The Plan provides that stock options may be granted to directors, officers, employees and consultants of the Company or any of its affiliates ("Eligible Persons").  A consultant (a "Consultant") is defined as an individual (or a company wholly owned by individuals) who:

  is engaged to provide services to the Company or an affiliate, other than services provided in relation to a distribution of securities provides the services under a written contract between the Company or its affiliate spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate

The Plan provides for the issuance of stock options to acquire up to that number of the Company's common shares (the "Plan Ceiling") as is equal to 10% of the Company's issued Common Shares as at the date of grant, subject to standard anti-dilution adjustments.  This is a "rolling" Plan Ceiling as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.  The Plan Ceiling includes outstanding stock options granted prior to the implementation of the Plan.  If a stock option expires or otherwise terminates for any reason, the Common Shares subject to that expired or terminated stock option are again available for the purposes of the Plan.

The Board may terminate the Plan at any time, but such termination will not alter the terms or conditions of any options granted prior to the date of such termination.  Optionees may exercise any stock option outstanding when the Plan is terminated for a period of thirty (30) days after the date of the termination of the Plan, provided that such options have vested on the date of termination.

The Plan provides that other terms and conditions, including vesting schedules, if any, may be determined by the Board in its discretion, such terms and conditions to be included in the option agreement.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts.  The Board may issue a majority of the options to insiders of the Company.  However, in no case will the issuance of Common Shares upon the exercise of stock options granted under the Plan result in:

  the number of options awarded in a 12 month period to any one Consultant exceeding 2% of the issued Common Shares (calculated at the time of grant)
  the number of options awarded in a 12 month period to any one individual exceeding 5% of the outstanding Common Shares (calculated at the time of grant)
  the aggregate number of options awarded in a 12 month period to persons undertaking investor relations activities (as a group) exceeding 2% of the issued Common Shares (calculated at the time of grant)
  the aggregate number of Common Shares reserved for issuance to any one individual upon the exercise of options awarded under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued Common Shares (calculated at the time of grant) in a 12 month period.

Options granted under the Plan will be for a term not to exceed five years from the date of grant.  Unless the Board otherwise decides at the time of grant of any option, if an option holder ceases to be an Eligible Person, any stock options held by such person will immediately expire.  The Board typically provides that, if an Eligible Person ceases to be such, any options held by such person will expire on the earlier of the expiry date stated in the option agreement ("Fixed Expiry Date") and the 90th day following the date such person ceases to be an Eligible person (unless the Eligible Person is engaged in performing investor relations activities, in which case the option will expire on the earlier of the Fixed Expiry Date and 30 days after such person ceases to be an Eligible Person.

The price at which an option holder may purchase a Common Share upon the exercise of a stock option will be set by the Board at the time of the grant but, in any event, may not be less than the discounted market price of the Company's Common Shares as of the date of the grant of the stock option (the "Award Date").  The market price of the Common Shares for a particular Award Date is set at the closing trading price of the Common Shares on the last trading day immediately preceding the Award Date.  Discounted market price means the market price less up to the maximum discount permitted by the TSXV.

All stock options are non-assignable, except that an option is exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity.

Outstanding Stock Options

The following table provides information with respect to the incentive stock options to purchase Common Shares held by the persons identified in Item 6B (as at May 31, 2007):

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price	Expiry Date
Henk Van Alphen	100,000	August 14/06	$1.80	August 14/08
Lawrence Talbot	100,000	August 14/06	$1.80	August 14/08
Marla Ritchie	25,000	August 14/06	$1.80	August 14/08
Michael Kinley	50,000	August 14/06	$1.80	August 14/08
Maurice Strong	300,000	December 05/06	$2.00	December 05/08
Jeff Pontius	50,000	December 05/06	$2.00	December 05/08
Jeff Pontius	95,000	February 28/07	$3.10	February 28/09
Michael Bartlett	95,000	February 28/07	$3.10	February 28/09
Michael Kinley	25,000	February 28/07	$3.10	February 28/09
Henk Van Alphen	200,000	April 11/07	$4.74	April 11/09
Marla Ritchie	25,000	April 11/07	$4.74	April 11/09
Lawrence Talbot	25,000	April 11/07	$4.74	April 11/09
Total	1,090,000

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

Major Shareholders

To the best of the knowledge of the Company, there are no shareholders beneficially holding more than 5% of the Common Shares.

Geographic Distribution of Common Shares

As of May 31, 2007, there were 25,298,814 Common Shares issued and outstanding.  The Company's shareholder list as provided by Computershare Investor Services, Inc., the Company's registrar and transfer agent, indicates that the Company had 47 registered shareholders owning Common Shares, of which 11 (23.4%) of these registered shareholders, holding approximately 3,860,805 (15.27%) Common Shares, are residents of the United States, 31 (65.97%) of these registered shareholders, holding approximately 21,388,009 (84.53%) Common Shares, are residents of Canada, and 5 (10.63%) of these registered shareholders, holding approximately 50,000 (0.20%) Common Shares, are residents of jurisdictions other than the United States or Canada.

Control by Foreign Government or Other Persons

To the best of the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Annual Report, there are no arrangements known to the Company which may, at a subsequent date, result in a change of control.

7.B

Related Party Transactions

Since December 1, 2005 (the commencement of the Company's last completed financial year) there have not been any transactions or loans between the Company and any of:

1.

enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

2.

associates of the Company;

3.

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them a significant influence over the Company, or close members of any such individual's family;

4.

key management personnel, including directors and senior officers;

5.

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons described in 3 or 4 above or over which such person is able to exert a significant influence, other than as follows:

  During the fiscal year ended November 30, 2006, the Company paid consulting fees of $324,621 (2005 - $163,856) (2004 - $584,260) to directors, which includes stock based compensation of $225,623 arising from the grant of incentive stock options, consulting fees of $144,463 (2005 - $28,000) (2004 - Nil) to officers, including stock based compensation of $99,546 arising from the grant of incentive stock options, and legal fees of $22,292 (2005 - Nil) (2004 - Nil) to a law corporation of which an officer is the president and a shareholder.
  During the six months ended May 31, 2007, the Company paid consulting fees of $843,506 (2006 - $66,346) to directors, which includes stock based compensation of $774,576 arising from the grant of incentive stock options (2006 - $Nil), consulting fees of $62,648 (2006 - $18,000) to officers, which includes stock-based compensation of $38,648 arising from the grant of incentive stock options (2006 - $Nil), and legal fees of $25,000 (2005 - Nil) (2004 - Nil) to a law corporation of which an officer is the president and a shareholder.
  During the fiscal year ended November 30, 2006, the Company paid rent and administration fees of $66,937 (2005 - $55,867) (2004 - $3,996) to Cardero Resource Corp. ("Cardero"), a public company related by a common director and officers, and $3,000 (2005 - Nil) (2004 - Nil) to a director.
  During the six months ended May 31, 2007, the Company paid rent and administration fees of $23,850 (2006 - $35,070) to Cardero.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.  It is the opinion of management that the terms of these transactions are favourable to the Company and in the Company's best interests.  Management also believes that it could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

See Item 17 for the Company's audited consolidated financial statements for the fiscal years ended November 30, 2006, 2005 and 2004.

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of the Company's properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to us or our subsidiaries or has a material interest adverse to us.

The Company has not declared or paid any cash dividends on its Common Shares and it does not currently expect to pay cash dividends in the foreseeable future.

8.B

Significant Changes

There have been no significant changes in the affairs of the Company since the date of the financial statements for the fiscal year ended November 30, 2006 other than as discussed in this Annual Report and except as follows:

  On March 9, 2007, the Company completed a private placement of 3,500,000 units at $2.00 per unit for gross proceeds of $7,000,000.  The Company also issued 207,000 commission units and paid $76,000 in cash and $30,000 in expenses to the underwriters in connection with the private placement.  Each unit consisted of one Common Share and one-half of a warrant.  On whole warrant is exercisable to purchase an additional Common Share at a price of $2.50 until March 9, 2009.  In connection with this private placement, the Company granted 280,000 compensation warrants to the underwriters, each compensation warrant being exercisable to acquire one Common Share at a price of $2.00 per share until March 9, 2009.
  Since November 30, 2006, the Company has issued an aggregate of 649,748 Common Shares upon the exercise of outstanding incentive stock options, warrants and agent's options for net proceeds of $828,235.
  Since November 30, 2006, the Company has granted the following incentive stock options (see Item 6B for details of options granted to directors and officers during the fiscal year ended November 30, 2006, and Item 6E for details of the options currently held by directors and officers):

-

400,000 incentive stock options at an exercise price of $2.00 per share for a period of two years expiring on December 5, 2008

-

500,000 incentive stock options at an exercise price of $3.10 per share for a period of two years expiring on February 28, 2009

-

525,000 incentive stock options at an exercise price of $4.74 per share for a period of two years expiring on April 11, 2009

ITEM 9.

THE OFFER AND LISTING DETAILS

9A.

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Company's common shares for the five (5) most recent financial years as traded on the TSXV:

Year Ended	High	Low
2002	$0.46	$0.10
2003	$0.37	$0.10
2004	$1.50	$0.09
2005	$1.95	$0.50
2006	$2.63	$1.17

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim period as traded on the TSXV:

Quarter Ended	High	Low
February 28, 2007	$3.30	$1.90
November 30, 2006	$2.46	$1.20
August 30, 2006	$2.20	$1.59
May 31, 2006	$2.00	$1.63
February 28, 2006	$2.14	$1.50
November 30, 2005	$1.95	$1.15
August 30, 2005	$1.60	$0.88
May 31, 2005	$0.95	$0.50
February 28, 2005	$0.81	$0.51

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSXV:

Month	High	Low
April 2007	$5.89	$4.00
March 2007	$4.40	$3.20
February 2007	$3.42	$1.90
January 2007	$2.77	$2.10
December 2006	$2.63	$1.90
November 2006	$2.46	$1.50

The following table discloses the annual high and low sales prices in US dollars for the Common Shares for the five (5) most recent financial years as traded on the OTCBB:

Year Ended	High	Low
2002	$0.32	$0.109
2003	$0.245	$0.07
2004	$1.00	$0.07
2005	$1.70	$0.42
2006	$2.25	$1.03

The following table discloses the high and low sales prices in US dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim period as traded on the OTCBB:

Quarter Ended	High	Low
February 28, 2007	$2.93	$1.63
November 30, 2006	$2.15	$1.03
August 30, 2006	$2.30	$1.42
May 31, 2006	$1.76	$1.43
February 28, 2006	$1.94	$1.30
November 30, 2005	$1.70	$0.98
August 30, 2005	$1.25	$0.70
May 31, 2005	$0.77	$0.45
February 28, 2005	$0.60	$0.44

The following table discloses the high and low sales prices in US dollars for the Common Shares for the most recent six months as traded on the OTCBB:

Month	High	Low
April 2007	$4.90	$3.42
March 2007	$3.81	$2.50
February 2007	$2.93	$1.63
January 2007	2.32	$1.81
December 2006	$2.25	$1.62
November 2006	$2.15	$1.32

The following table discloses the high and low sales prices in Euros for the Common shares for the most recent six months as traded on the Frankfurt Stock Exchange:

Month	High	Low
April 2007	€3.54	€2.55
March 2007	€2.82	€2.15
February 2007	€2.20	€1.37
January 2007	€1.72	€1.42
December 2006	€1.47	€1.26
November 2006	€1.55	€1.13

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Company was incorporated on October 7, 1994.  The Common shares currently trade on the TSXV under the trading symbol "WML".  The Common Shares commenced trading on the Frankfurt Stock Exchange under the symbol "EJZ" on August 31, 2004.  The Common Shares commenced trading on the OTCBB in 2001, however during the period from August 2004 to October 2004 the Company's shares were traded through the Pink Sheets and not the OTCBB.  The Common Shares currently trade under the symbol "WMLLF" on the OTCBB.

The closing price of the Company's shares on May 31, 2007 was:

  $5.05 on the TSXV
  USD 4.70 on the OTCBB
  EUR 3.47 on the Frankfurt Stock Exchange

9.D

Selling Shareholder

Not applicable.

9.E

Dilution

Not applicable.

9.F

Expenses of the Issuer

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

Not applicable.

10.B

Articles, Memorandum and By-Laws of the Company

The Company was originally incorporated under the Business Corporations Act (Alberta) (the "Alberta Act") but was continued under the BCBCA on January 9, 2006 under Certificate of Continuation No. C0745243 (a copy of which is included as Exhibit 1.11) issued by the Registrar of Companies (B.C.), and is now subject to and governed by the provisions of the BCBCA.  A copy of the Continuation Application is included as Exhibit 1.9, and a copy of the Notice of Articles issued by the Registrar of Companies (B.C.) is included as Exhibit 1.10.  A copy of the Certificate of Discontinuance issued by Alberta is included as Exhibit 1.12.  In conjunction with the continuation, the Company adopted a new form of Articles (the "New Articles") to replace those originally adopted under the Alberta Act.  The New Articles are included herein as Exhibit 1.8.

There are no objects or purposes of the Company found in the New Articles, nor are there any restrictions on the Company carrying on any business or exercising any powers (subject to compliance with any applicable requirements of the BCBCA).  Rather, pursuant to the BCBCA, the Company has all the capacity and the rights, powers and privileges of an individual of full capacity.

The New Articles, in conjunction with and subject to the provisions of the BCBCA, contain provisions with respect to the rights and restrictions of the classes of shares in the capital of the Company, the rights of shareholders, the procedures for the alteration of the rights and privileges of shareholders, the powers and duties of directors, the power of the directors to borrow, the ability of the directors to bind the Company, the calling and holding meetings of shareholders, and the rights of shareholders in the event of liquidation of the Company's assets.

The authorized capital of the Company, following the continuance, consists of an unlimited number of Common Shares, and an unlimited number of preferred shares ("Preferred Shares") (collectively, the "Shares").  The special rights and restrictions attaching to each class of Shares are as follows:

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

The Preferred Shares, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

Issuance in Series: The Preferred Shares may be issued from time to time in one or more series and, subject to the New Articles and any requirements of the BCBCA, the directors are authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.

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

Voting: Unless the directors otherwise determine in the resolution designating a series of Preferred Shares, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meetings of shareholders, except as otherwise specifically provided in the BCBCA.

Approval by Holders of Preferred Shares: The approval by the holders of the Preferred Shares with respect to any matter may, subject to the provisions of the BCBCA, be given in writing by the holders of all of the Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Preferred Shares hereinbefore mentioned.  Notice of any such original meeting of the holders of the Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called.  No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid.  The formalities to be observed with respect to the giving of notice of any meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the New Articles with respect to meetings of shareholders.

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

Provisions as to the modification, amendment or variation of the rights of shareholders, or the rights and restrictions attaching to the Shares, are contained in the New Articles and the BCBCA.  Generally, substantive changes to the rights of holders of Shares, including to the authorized capital of the Company, require the approval by the holders of the affected Shares by an Ordinary Resolution.  However, a right or special right attached to issued Shares must not be prejudiced or interfered with unless the holders of series or class of Shares to which the right or special right is attached consent by a Separate Special Resolution of those shareholders.  The Company may, by a resolution of its directors alone, subdivide or consolidate all or any of its unissued or issued Shares.

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

With respect to certain matters concerning directors, the New Articles provide as follows:

(a)

A director who holds a "disclosable interest" (as defined in the BCBCA – see below) in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all of the directors have a disclosable interest, in which case any or all of the directors may vote on such resolution.

(b)

There is no requirement for an "independent quorum" of directors to be present in order for the directors to be able to vote compensation to themselves or any members of their body.

(c)

The Company, if authorized by the directors, may:

-

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate,

-

issue bonds, debentures and other debt obligations on such terms as the directors consider appropriate,

-

guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

-

mortgage, charge, grant a security interest in or give any other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no restrictions in the New Articles on the powers of the directors as set out above (save with respect to the ability of any directors with a disclosable interest to vote to approve any such transactions).  Such provisions may be varied by an Ordinary Resolution of the shareholders.

(d)

There is no provision in the New Articles for the retirement or non-retirement of directors pursuant to any age limit requirement.

(e)

There is no requirement for a director to hold any Shares in order to be qualified to be elected or to act as a director.

The BCBCA provides that a director holds a "disclosable interest" in a contract or transaction if:

-

the contract or transaction is material to the Company,

-

the Company has entered, or proposes to enter, into the contract or the transaction, and

-

either of the following applies to the director:

-

the director has a material interest in the contract or transaction, or

-

the director is a directors or, or has a material interest in, a person who has a material interest in the contract or transaction

However, a director does not hold a disclosable interest in a contract or transaction merely because:

-

the contract or transaction is an arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the director, or a person in whom the director has a material interest, for the benefit of the Company or an affiliate of the Company

-

the contract or transaction relates to an indemnity of the director by the Company or insurance for the benefit of the director

-

the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company

-

the contract or transaction relates to a loan to the Company, and the director, or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan

-

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director is also a director of that corporation or an affiliate of that corporation

The directors may call meetings of shareholders at any time.  There are no provisions in the New Articles permitting a meeting of shareholders to be called by shareholders or by a court of competent jurisdiction, but the BCBCA contains provisions permitting the holders of not less than 5% of the issued shares entitled to vote at general meetings to requisition a meeting of the shareholders and authorizing one or more shareholders holding at least 2.5% of the shares entitled to be voted at general meetings to call a meeting if the directors do not do so.  Notice of the time, date and location of a general meeting, together with a description of the general nature of any special business to be conducted at the meeting, is required to be sent to all shareholders entitled to attend the meeting at least 21 days before the meeting.  The directors may set a record date for the purpose of determining the shareholders entitled to receive notice of the meeting, but such record date must not be less than 21 days before the date of the meeting.  Similarly, the directors may fix a record date for the purpose of determining the shareholders entitled vote at such meeting, which date may not be more than two months before the meeting.  A quorum for a general meeting is a person or persons who are, or who represent(s) by proxy, shareholders holding, in the aggregate, not less than 5% of the shares entitled to be voted at the meeting.  Registered shareholders, and duly appointed shareholders for registered shareholders, together with the directors, the president, the secretary, the assistant secretary, any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any general meeting of the shareholders.

There are no provisions in the New Articles requiring the disclosure of shareholder ownership above any threshold.

10.C

Material Contracts

The Company has not entered into any material contracts since May, 2005 (being two years before the publication of this Annual Report) that were not in the normal course of business.

10.D

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.  Any such remittances to United States residents, however, are subject to a withholding tax pursuant to the Canada – U.S. Income Tax Convention (1980) (the "Treaty"), as amended.

There is no limitation imposed by Canadian law or by the New Articles or other charter documents on the right of a non-resident to hold or vote Common Shares or preference shares with voting rights (the "Voting Shares"), other than as provided in the Investment Canada Act (the "ICA").  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) or an investment to establish a new Canadian business, to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

10.E

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING COMMON SHARES

Material Canadian Federal Income Tax Considerations

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the current provisions of the regulations promulgated thereunder (the "Regulations") and the current provision of the Treaty, as at the date hereof and counsel's understanding of the current administrative practices of the Canada Revenue Agency (the "CRA").  This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA.  No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.  This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.  Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules").  This summary does not take into account the mark-to-market rules and investors that are financial institutions for the purposes of those rules should consult their own tax advisors.  This summary is not applicable to investors an interest in which would be a "tax shelter investment", as defined in the Tax Act, and any such investor should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, investors should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

The following summary is generally applicable to an investor who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Company for the purposes of the Tax Act, deals at arm's length with the Company for the purposes of the Tax Act, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold Common Shares in connection with carrying on business in Canada (a "non-resident shareholder").  Special rules, which are not discussed in this summary, may apply to a non-resident shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Common Shares

Generally, dividends (including stock dividends) paid or credited (including amounts on account of or in lieu of dividends) by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25%.  However, the Treaty provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States qualifying for Treaty benefits.  Dividends paid to any United States resident company that qualifies for Treaty benefits and that beneficially owns at least 10% of the voting stock of the payor company are subject to withholding tax at 5%.

Dividends (including stock dividends) paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Treaty, and is entitled to the benefits of Article XXI(2) of the Treaty will not have to pay any Canadian withholding tax in respect of the amount of the dividend.

Disposition of the Company's Common Shares

A non-resident shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share unless the Common Shares constitute "taxable Canadian property" to the non-resident shareholder.  Generally, Common Shares will not constitute "taxable Canadian property" to a non-resident shareholder at a particular time provided that (a) the Common Shares are listed on a prescribed stock exchange (which includes the Tier I and Tier II of the TSXV) at that time, and (b) the non-resident shareholder, persons with whom the non-resident shareholder does not deal at arm's length, or the non-resident shareholder together with persons with whom the non-resident shareholder does not deal at arm's length, have not owned 25% or more of the issued shares of any of classes (or of any series within a class) of the Company at any time during the 60-month period that ends at that time.  Common Shares may also be taxable Canadian property in certain other circumstances, including where the non-resident shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed taxable Canadian property.  Non-resident shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a non-resident shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the shares will not be included in computing the non-resident shareholder's income for the purposes of the Tax Act if the Common Shares constitute "treaty-protected property".  Common Shares owned by a non-resident shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.  Non-resident shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Under the Tax Act, the disposition of a Common Share by a holder may occur in a number of circumstances including on a sale or gift of the Common Share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the Common Shares.

All non-resident shareholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.

All non-resident shareholders who dispose of "taxable Canadian property" are also required to obtain an advance clearance certificate in respect of their disposition under section 116 of the Tax Act (the "Section 116 Certificate").  The purchaser of the Common Shares is obligated to withhold 25% of the gross proceeds on the acquisition of the Common Shares from a non-resident shareholders except to the extent of the certificate limit on the Section 116 Certificate.  A Section 116 Certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada, such as the Treaty.  If the non-resident shareholder does not provide a Section 116 Certificate to the purchaser, then the purchaser will be required to withhold and remit to the CRA 25% of the proceeds on account of the non-resident shareholder's tax obligation, on or before the end of the month following the date of the sale.  The non-resident shareholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Repurchase of Common Shares

If the Company repurchases Common Shares from a holder thereof (other than a purchase of Common Shares on the open market in a manner in which Common Shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the "paid-up capital" of the Common Shares purchased will be deemed by the Tax Act to be a dividend paid by the Company to the holder of Common Shares.  The paid-up capital of the Common Shares may be less than the holder's cost of its Common Shares.  The tax treatment of any dividend received by a non-resident shareholder of Common Shares has been described above under "Dividends on Common Shares."

A holder of Common Shares will also be considered to have disposed of its Common Shares purchased by the Company for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above.  As a result, the holder of Common Shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and less the amount of any deemed dividends, exceed (or are exceeded by) the adjusted cost base of the Common Shares.  The tax treatment of any capital gain or capital loss by a non-resident shareholder has been described above under "Disposition of Common Shares".

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences of an investment by a U.S. Holder, as defined below, under U.S. tax laws.  The discussion of U.S. federal income tax considerations is not exhaustive of all possible U.S. federal income tax considerations and does not take into account state, local or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Common Shares.  Prospective purchasers of Common Shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of Common Shares.  The discussion of U.S. federal income tax considerations is based on the Internal Revenue Code of 1986, as amended ("Code"), Treasury Department Regulations (whether final, temporary, or proposed), administrative pronouncements of the Internal Revenue Service, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention") and court decisions which are currently applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Common Shares

Except as discussed below in the section on passive foreign investment companies, the mere acquisition and holding of Common Shares is not a taxable event for U.S. federal income tax purposes.  The taxable events impacting U.S. Holders generally will be the payment of dividends on Common Shares, the sale or exchange of Common Shares and the repurchase of Common Shares by the Company.

General Taxation of Distributions

The amount of any distribution with respect to Common Shares received (whether actually or constructively) by a U.S. Holders will be includible in such holder's gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date".

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a "passive foreign investment company" for the taxable year ended November 30, 2006 and expects that it may be a "passive foreign investment company" for the taxable year ending November 30, 2007 (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders -Passive Foreign Investment Company" below).  Accordingly, the Company does not expect be a QFC for the taxable year ending November 30, 2007.  Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction".

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Foreign Tax Credit

U.S. Holders can reduce U.S. federal income tax on dividends by claiming a foreign tax credit for Canadian income tax and certain other foreign taxes incurred on such dividends.  The amount of foreign tax credit allowed is generally the lower of the foreign taxes incurred or the amount of U.S. federal income tax imposed on the dividend.  Unused foreign tax credits can be carried back one year and carried forward five years to reduce U.S. federal income tax on similar foreign source income.  U.S. taxpayers can forego foreign tax credits on foreign taxes and instead elect to take a deduction for foreign taxes in computing taxable income.  The election to take a credit or deduction for foreign taxes paid or incurred is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source".  In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income).  Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income".  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income", are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Sale or Exchange of Common Shares to Third Parties

On the sale or exchange of Common Shares to third parties, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the proceeds received and such holder's tax basis in the Common Shares sold.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Repurchase of Common Shares

If the Company repurchases the entire shareholdings of a U.S. Holder in a single transaction, the transaction will be taxed in the same manner as described above for sales and exchanges to third parties.  Complex attribution rules apply in determining whether a transaction involves the entire shareholdings of a holder.  If the Company repurchase less than the entire holdings of a holder of Common Shares, complicated rules determine whether or not the transaction will be taxed as a sale or exchange or as a distribution taxable as a dividend from us (to the extent of accumulated and current earnings and profits).  In the event of a Common Share repurchase, U.S. Holders should consult their own tax advisors to determine the U.S. federal income tax consequences to them of tendering their Common Shares.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding Common Shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding Common Shares (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company Considerations

It is likely that the Company will be classified as a passive foreign investment company ("PFIC") from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test described below.

A non-U.S. corporation is a PFIC if 50% or more of the average value (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election) of its assets consists of assets that produce, or are held for the production of, passive income or if 75% or more of its gross income is passive income.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC tests described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules discussed above.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

Because the PFIC income test is a gross income test, losses from operations or administrative expenses do not reduce passive income for purposes of the PFIC income test.  The Company has had, in past years, interest income and gain from the sale of marketable securities and no other operating income, and may have such situations in the future.  Thus, the Company believes that it was a PFIC for the taxable year ending November 30, 2006 based on this gross income test and would be classified as a PFIC from time to time in the future for U.S. federal income tax purposes.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending November 30, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

U.S. Taxpayers holding shares classified as PFIC stock are subject to one of three special tax regimes with respect to the PFIC stock.  Such shareholders can elect to be taxed under either the under the Qualified Electing Fund ("QEF") Regime or the Market-to- Market Regime.  Failure to qualify for and elect either of these two regimes results in being taxed under the Excess Distribution Regime.

Under the Excess Distribution Regime, Common Shares are considered PFIC stock in the first year that the Company becomes a PFIC with respect to that particular holder and all subsequent years.  Actual distributions from the Company are classified as regular distributions or excess distributions.  An actual distribution is an excess distribution to the extent the total of actual distributions during a taxable year exceeds 125% of the average of actual distributions received in the three preceding years (or during a U.S. Holder's holding period for the Common Shares, if shorter).  Any gain recognized on the sale or the disposition of Common Shares, and any excess distributions for any year are allocated rateably over all the days during which the holder held the Common Shares.  Amounts allocated to prior years during which the Company was a PFIC are subject to a special tax calculation consisting of the highest rate of tax for the year to which allocated and an interest charge as if such tax were an underpayment of taxes for the year allocated.  This special tax, known as the Deferred Tax Amount, is added to the holder's regular tax liability.  A non-corporate U.S. Holder must treat any such interest paid as "personal interest" which is not deductible.  All other portions of the gains and excess distributions are added to the regular distributions and taxed as dividend income according to the general rules above.  Foreign taxes incurred with respect to an excess distribution are allocated in the same manner as the excess distributions.  Foreign taxes allocable to excess distributions used to determine the Deferred Tax Amount can be credited against the Deferred Tax Amount otherwise payable, but any foreign taxes in excess of the Deferred Tax Amount are permanently lost rather than generating foreign tax credits that can be carried forward to future years.  Foreign taxes allocable to the remainder of the excess distributions are subject to the general rules for foreign tax credits discussed above.

If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain which will be taxed according to the rules above, as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

A U.S. Taxpayer can avoid the Excess Distribution Regime by electing to be taxed under the QEF Regime in the first year in which the Company qualifies as a PFIC while the Common Shares are held by such holder.  The Company must have agreed to make available to holders the information necessary to determine the inclusions under the QEF rules and to assure compliance in order for the holder to be able to make a QEF election.  Under a QEF election, the holder must include in its taxable income its pro rata share of the Company's earnings and profits divided into ordinary income and net capital gain, whether or not such amounts are actually distributed.  Actual distributions from the Company paid out of earnings and profits previously included as income under the QEF election are treated as a tax-free return of capital.  Under the QEF election, a holder's basis in the Common Shares is increased by any amount included in the holder's income under the QEF rules and decreased by any distributed amount treated as a tax free return of capital.  Gains on sales or other dispositions of PFIC stock under the QEF regime are generally taxable as capital gain income under the general rules discussed above.

A holder electing to be taxed under the QEF Regime may make a further election to defer paying taxes due under the QEF Regime until actual distributions are made from the PFIC to the holder.  Interest will be charged on such deferred tax liability until the liability is actually paid at the normal rate for underpayments of tax.

The procedure for making a QEF election, and the U.S. federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely.  A QEF election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF election by filing the appropriate QEF election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules described above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date.  The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election.  If a U.S. Holder makes a QEF election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election.

U.S. Taxpayers holding shares can also avoid the Excess Distribution Regime by electing to be taxed under the Market-to Market-Regime as long as the shares are "marketable stock" as defined in the Code.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such holder's holding period for the Common Shares and such holder has not made a timely QEF Election, the rules above will apply to certain dispositions of, and distributions on, the Common Shares.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a "qualified exchange or other market" includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be "regularly traded" for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Under the Market-to-Market Regime, a holder includes in taxable income an amount equal to the excess, if any, of a) the fair market value of the Common Shares as of the close of such taxable year over b) such holder's tax basis in the Common Shares.  A U.S. Holder that makes a Mark-to-Market election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of the taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market election for prior taxable years over (b) the amount allowed as a deduction because of such election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market election for prior taxable years).

A Mark-to-Market election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Use of PFIC shares as security for a loan constitutes a disposition of the shares for tax purposes.  Holders are advised to consult their own personal tax advisors before entering into such transactions.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statements by Experts

Not applicable.

10.H

Documents on Display

All documents exhibited hereto or incorporated by reference are available for viewing at the corporate offices of the Company at Suite 1901 – 1177 West Hastings St., Vancouver, B.C., Canada, upon reasonable notice given to the Company.

Publicly available corporate records may be viewed at the Company's registered and records office located at Suite 2300, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1J1.

The Company has registered its class of Common Shares under the U.S. Securities Exchange Act of 1934, as amended, and files periodic reports with the Securities and Exchange Commission in Washington, D.C. (Registration No. 0-29986).  Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete:  if the contract or document is filed or submitted as an exhibit, the contract or document is deemed to modify the description contained in this Annual Report.  The exhibits must be reviewed by themselves for a complete description of the contract or documents.

The Company's reports and other information, including exhibits and schedules, as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Company's public documents appearing on the Securities and Exchange Commission's EDGAR system may be accessed over the Internet at http://www.sec.gov.

10. I

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This Item, related to market risk disclosure, requires that the Company describe and quantify its potential losses from market risk sensitive instruments attributable to reasonably possible market changes.  Market risk sensitive instruments include all financial or commodity instruments and other financial instruments (such as investments and debt) that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors.

The Company believes that its exposure to market risk, as that term is used in this Item 11, is immaterial, as the Company does not invest in, or otherwise hold, for trading or other purposes, any material financial instruments subject to market risk.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have no material modifications to the rights of security holders since the adoption of the New Articles in 2006.

ITEM 15.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company's Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's annual report on internal control over financial reporting

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act.  Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.  However, the Company and its management, including its Chief Executive Officer and Chief Financial Officer, recognize that the Company, as a small business issuer, will likely be required to comply with disclosure report requirements of Section 404 beginning with the fiscal year ending November 30, 2008.

There were no changes in the Company's internal control over financial reporting or in other factors that could significantly affect the Company's internal control over financial reporting during 2006.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16

[RESERVED]

16.A

Audit Committee Financial Expert

The Board has determined that Maurice F. Strong is an audit committee financial expert.  Mr. Strong is considered to be "independent" in accordance with the provisions of Section 121 of the American Stock Exchange Company Manual.

Mr. Strong has had experience as a principal accounting officer, and then as Chief Financial Officer of a large public oil and gas company.  He has also served as the Chief Executive Officer of a large public company, and of a large provincial utility company.  In these positions, he had direct responsibility for supervising financial and accounting functions, including supervision of Chief Financial Officers and principle accounting officers.  He has also been a Chief Executive Officer and Director of a number of companies, where his responsibilities included overseeing or assessing the performance of companies with respect to the preparation and evaluation of financial statements,

16.B

Code of Ethics

The Company has prepared codes of ethics for its CEO, CFO, Directors and Officers.  The Codes of Ethics are contained in the Company's Form 20-F/A filed with the Securities and Exchange Commission on September 27, 2004 and are incorporated by reference herein.  The Company is presently in the process of reviewing these codes of ethics with a view to adopting one comprehensive "Code of Business Conduct & Ethics" to govern all of its directors, officers and employees.  It is likely that such comprehensive code will be adopted within the next 3 months.

16.C

Principal Accountant Fees and Services

The nature of the services provided by STS Partners, the Company's independent auditors, under each of the categories indicated in the table is described below.

Principal Accountant Service	For the fiscal year ended November 30, 2006	For the fiscal year ended November 30, 2005
Audit Fees	$62,750	$45,000
Audit Related Services	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other Fees	$Nil	$Nil

Audit Fees

Audit fees were for professional services rendered by STS Partners for the audit of the Company's annual consolidated financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit Related Fees

Audit related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the annual consolidated statements that are not reported under "Audit Fees" above.  The Company did not pay any audit related fees for either the fiscal year ending November 30, 2006 or the fiscal year ending November 30, 2005.

Tax Fees

Tax fees are fees for tax compliance, tax advice and tax planning professional services, such as tax compliance (including the review of tax returns) and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).  The Company did not pay any tax fees for either the fiscal year ending November 30, 2006 or the fiscal year ending November 30, 2005.

All Other Fees

The "all other fees" category in the table above is fees incurred for services other than the audit fees, audit-related fees and tax fees described above.  The Company did not pay any such fees for either the fiscal year ending November 30, 2006 or the fiscal year ending November 30, 2005.

Pre-Approval Policies and Procedures

The Company adopted a formal Audit Committee Charter on November 24, 2005.  The Audit Committee Charter requires the Company's Audit Committee to review and approve the fee, scope and timing of the annual and any other audit performed by the Company's external auditors.  As required by the Audit Committee, the Company's external auditors present their estimate for the annual audit and any audit related services to the Committee for approval prior to undertaking the annual audit of the consolidated financial statements.  The fees disclosed above under "Audit Fees" were so approved.

The Audit Committee Charter also requires the Audit Committee to pre-approve all non-audit services to be provided to the Company (or any of its subsidiaries) by its external auditors.  As there were no services requested or rendered which would require the payment by the Company of "Audit Related Fees", "Tax Fees" or "All other Fees" in either the fiscal year ended November 30, 2006 or the fiscal year ended November 30, 2005, no such engagements or fees were pre-approved by the Audit Committee.

16.D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 17.

FINANCIAL STATEMENTS

The following items are included herein:

Description of Statement

(a)

Auditor's Report

(b)

Consolidated Balance Sheets as of November 30, 2006 and 2005

(c)

Consolidated Statements of Operations and Cumulative Loss for each of the three years ended November 30, 2006, 2005 and 2004

(d)

Consolidated Statements of Cash Flows for each of the three years ended November 30, 2006, 2005 and 2004

(e)

Consolidated Statements of Shareholders' Equity for each of the two years ended November 30, 2006 and 2005

(f)

Notes to the Consolidated Financial Statements

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

NOVEMBER 30, 2006 and 2005

AUDITORS' REPORT

To the Shareholders of

Wealth Minerals Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Wealth Minerals Ltd. as at November 30, 2006 and 2005 and the consolidated statements of operations and cash flows for each of the years ended November 30, 2006, 2005 and 2004 and the statement of shareholders' equity for the two years ended November 30, 2006 and 2005.  These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005, and the results of its operations and its cash flows for each of the years ended November 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

As more fully described in Note 3, subsequent to the issuance of the Company's November 30, 2005 consolidated financial statements and our report thereon dated February 24, 2006, effective December 1, 2005 the Company has restated its consolidated financial statements for the years then ended. In our original report we expressed an unqualified report on the consolidated financial position of the Company as at November 30, 2005 and the consolidated results of operations and the cash flows and the changes in shareholders' equity for each of the three years ended November 30, 2005 and our opinion on the revised financial statements, as expressed therein, remains unqualified.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations and shareholders' equity for each of the years in the three-year period ended November 30, 2006, to the extent summarized in Note 19 of the consolidated financial statements.

STS PARTNERS LLP CHARTERED ACCOUNTANTS

Vancouver, BC

March 16, 2007

Sixth Floor, 543 Granville Street, Vancouver,   British Columbia,  Canada   V6C TX8

Telephone: 604-688-7800   Fax: 604-688-7880   Email: sts@stsca.com

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT NOVEMBER 30

	2006	2005 (Restated) (Note 3)
ASSETS

Current
Cash	$ 355,390	$ 494,280
Term deposits	1,411,301	1,512,129
Restricted cash	69,923	40,425
GST receivable	67,295	32,085
Prepaid expenses	21,719	58,498
Refundable acquisition fee (note 6)	100,000	100,000
	2,025,628	2,237,417

Equipment (note 5)	19,173	14,817
Mineral Properties (note 7)	8,770,354	1,894,875
Investment (note 8)	1	1

	$ 10,815,156	$ 4,147,110

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 251,771	$ 201,211
Due to related parties (notes 4 and 12)	40,250	40,084
	292,021	241,295

Future income tax liability (note 13)	155,447	-

Shareholders' equity
Capital stock (note 9)	18,836,685	10,911,313
Contributed surplus (notes 10 and 11)	1,289,292	825,012
Share subscriptions received	4,000	-
Deficit	(9,762,289)	(7,830,510)
	10,367,688	3,905,815

	$ 10,815,156	$ 4,147,110

NATURE AND CONTINUANCE OF OPERATIONS (note 1)

CONTINGENCIES AND COMMITMENTS (note 15)

SUBSEQUENT EVENTS (note 18)

On behalf of the Board:

"Henk Van Alphen"

Director

"Jeffrey Pontius"

Director

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEARS ENDED NOVEMBER 30

	2006	2005 (Restated) (Note 3)	2004
Administrative Expenses
Amortization	$ 5,157	$ 4,051	$ 2,438
Consulting fees (note 12)	663,262	370,314	669,876
Listing and transfer agent fees	59,426	35,340	81,156
Office and administration	101,232	54,419	25,061
Professional fees (note 12)	263,870	125,413	86,837
Property investigation	72,184	64,180	-
Rent (note 12)	32,367	51,673	21,845
Salaries and benefits	91,884	146,023	123,119
Shareholders' communications	278,223	229,745	30,938
Travel	409,998	131,166	44,237

Loss Before Other Items	(1,977,603)	(1,212,324)	(1,085,507)

Other Items
B.C. Capital taxes	-	-	(31,909)
Gain on write-down of due to affiliated company	-	-	2,594
Gain (loss) on foreign exchange	(15,892)	(18,734)	577
Gain on disposal of equipment	-	131	-
Interest income	61,716	46,627	15,749
Write-down of investments	-	-	(27,564)
Impairment of mineral properties	-	(96,880)	(504,262)

	45,824	(68,856)	(544,815)
Net loss for the year	(1,931,779)	(1,281,180)	(1,630,322)
Deficit, beginning of year	(7,830,510)	(6,549,330)	(4,919,008)

Deficit, end of year	$ (9,762,289)	$ (7,830,510)	$ (6,549,330)

Basic and diluted loss per share	$ (0.11)	$ (0.11)	$ (0.24)
Basic and diluted weighted average common shares outstanding	17,145,600	11,648,823	6,732,969

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEARS ENDED NOVEMBER 30

	2006	2005 (Restated) (Note 3)	2004
Cash Provided by (Used for)
Operating Activities
Net loss for the year	$ (1,931,779)	$ (1,281,180)	$ (1,630,322)
Items not involving cash
Amortization	5,157	4,051	2,438
Gain on disposal of equipment	-	(131)	-
Impairment of mineral properties	-	87,740	244,000
Stock-based compensation	596,506	229,531	549,360
Write-down of investments	-	-	27,564
Changes in non-cash working capital items:
Restricted cash	(29,498)	(14,615)	(25,810)
GST receivable	(35,210)	(15,107)	(13,984)
Prepaid expenses	36,779	122,748	(175,171)
Refundable acquisition fee	-	(187,740)	-
Increase in due to related parties	166	14,559	30,875
Accounts payable and accrued liabilities	50,561	135,511	27,750
Advances to affiliated company	-	-	(2,594)

Cash Used in Operating Activities	(1,307,318)	(904,633)	(965,894)
Investing Activities
Purchase of equipment	(9,513)	(8,854)	(5,732)
Proceeds on disposal equipment	-	3,580	-
Investment in and expenditures on mineral properties	(4,866,215)	(1,551,044)	-

Cash Used in Investing Activities	(4,875,728)	(1,556,318)	(5,732)
Financing Activities
Issuance of capital stock, net of issuance costs	5,939,328	1,638,500	3,735,587
Share subscriptions received (receivable)	4,000	30,375	(30,375)

Cash Provided by Financing Activities	5,943,328	1,668,875	3,705,212
Increase (Decrease) in Cash and Term Deposits	(239,718)	(792,076)	2,733,586

Cash and Term Deposits, Beginning of Year	2,006,409	2,798,485	64,899

Cash and Term Deposits, End of Year	$ 1,766,691	$ 2,006,409	$ 2,798,485

Represented by:

	2006	2005	2004

Cash	$ 355,390	$ 494,280	$ 481,826
Term deposits	1,411,301	1,512,129	2,316,659
	$ 1,766,691	$ 2,006,409	$ 2,798,485

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(Expressed in Canadian Dollars)

Number of Shares		Price	Value of Common Shares Issued and Fully Paid	Subscriptions Receivable (Received)	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance at November 30, 2004	10,551,142		$ 8,991,903	$ (30,375)	$ 532,560	$ (6,549,330)	$ 2,944,758
Issuance of shares for cash:
Exercise of warrants	780,000	0.35	273,000				273,000
Exercise of warrants	225,000	0.42	94,500				94,500
Exercise of options	95,000	0.60	57,500				57,500
Exercise of warrants	577,500	0.80	462,000				462,000
Exercise of warrants	100,000	1.00	100,000				100,000
Private placement	1,000,000	0.56	560,000				560,000
Private placement	150,000	0.61	91,500	-	-	-	91,500
Shares issued for property	200,000	0.98/	238,000	-	-	-	238,000
		1.40
Subscriptions received	-		-	30,375	-	-	30,375
Stock-based compensation	-		42,910	-	292,452	-	335,362
Net loss for the year (restated Note 3)	-		-	-	-	(1,281,180)	(1,281,180)
Balance at November 30, 2005	13,678,642		10,911,313	-	825,012	(7,830,510)	3,905,815
Issuance of shares for cash:
Exercise of warrants	745,000	0.35	260,750	-	-	-	260,750
Exercise of warrants	1,338,250	0.80	1,070,600	-	-	-	1,070,600
Exercise of warrants	1,206,250	1.00	1,206,250	-	-	-	1,206,250
Exercise of options	655,000	0.70	458,500				458,500
Exercise of options	75,000	1.05	78,750				78,750
Private placement	1,230,000	1.75	2,152,500	-	-	-	2,152,500
Private placement	170,000	1.75	297,500	-	-	-	297,500
Private placement	300,000	1.95	585,000	-	-	-	585,000
Shares issued for commission	43,000	1.75	75,250				75,250
Shares issued for property	200,000	1.89	378,000	-	-	-	378,000
Shares issued for property	600,000	1.69	1,014,000	-	-	-	1,014,000
Shares issued for property	100,000	1.85	185,000	-	-	-	185,000
Shares issued for property	200,000	1.33	266,000	-	-	-	266,000
Shares issuance costs	-		(321,417)	-	-	-	(321,417)
Subscriptions received	-		-	4,000	-	-	4,000
Stock-based compensation	-		374,136	-	464,280	-	838,416
Future effect of flow-through shares			(155,447)	-	-	-	(155,447)
Net loss for the year	-		-	-	-	(1,931,779)	(1,931,779)
Balance at November 30, 2006	20,541,142		$ 18,836,685	$ 4,000	$ 1,289,292	$ (9,762,289)	$ 10,367,688

The accompanying notes are an integral part of these consolidated financial statements.

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties, primarily in Argentina, Peru and Canada.  The Company considers itself to be an exploration stage company.

On January 14, 2004 the Company changed its name to Wealth Minerals Ltd. from Triband Enterprise Corp. and consolidated its capital stock, warrants and options on the basis of four old shares for one new share.  All share, warrant, option and per unit data included in these consolidated financial statements have been adjusted to retroactively reflect this consolidation.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that any of the Company's current or future exploration programs will result in profitable mining operations.  The recoverability of amounts shown for minerals properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and exploitation, and future profitable operations or sale of the mineral properties.

Although the Company has taken steps to verify the title to mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures to not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from those estimates.  Accounts specifically requiring the use of management's  best estimates and assumptions in determining carrying values are receivables, prepaid expenses, property, plant and equipment, investment, accounts payable and accrued liabilities, due to related parties and future income taxes.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.).  All significant inter-company balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts and highly liquid investments with original maturities of three months or less.  As at November 30, 2006 and 2005, the Company did not have any cash equivalents.

Restricted cash

Under the terms of MasterCard's corporate credit policy, the Company is required to pledge a defined amount of term deposit to the financial institution as collateral.  This deposit is interest bearing and refundable upon cancellation of the credit cards. Interest is paid to the Company

Financial instruments

The Company's financial instruments consist of cash, term deposits, restricted cash, GST receivable, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Acquisition costs

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company's mineral rights are allowed to lapse.

All capitalized costs are reviewed on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company's assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived assets is increased by the same amount as the liability.  The adoption of this accounting policy has not affected the Company's consolidated financial statements.

Environmental protection and reclamation costs

The operations of the Company have been, and may be in the future, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

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

Equipment

Equipment are recorded at cost and are being amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance basis
Office furniture and equipment	20% declining balance basis

Investment

The Company's long-term investment is accounted for on a cost basis.  The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

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

Stock-based compensation

The Company has a stock option plan as described in Note 10.  The Company uses the accounting recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  At the beginning of the 2004 fiscal year, the Company began recording compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Any consideration received on the exercise of stock options is credited to capital stock.  The adoption of the new standard results in expense recognition for options granted after November 30, 2003.

Income taxes

Future income taxes are recorded using the asset and liability method.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through Common Shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying mineral exploration expenditures are renounced to the flow-through share subscribers.  To recognize the foregone tax impact, capital stock is reduced and future income tax liability is recognized at the time the related expenditures are renounced.  Losses for income tax purposes are reduced by the amount of the flow-through renunciation.

Segmented Information

The Company follows CICA Handbook Section 1701, "Segment Disclosures" about operating segments in financial statements, as well as additional disclosures about products and services, geographic areas and major customers.

Revenue Recognition

Interest income is recorded on an as-earned basis.

Credit Risk

Cash, term deposits and restricted cash have been placed with a major Canadian chartered bank, and to date the Company has not experienced losses on any of its balances.

3.

CHANGE IN ACCOUNTING POLICY

Effective December 1, 2005, the Company changed its accounting policy to capitalizing all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures net of recoveries.  This change in policy has been retroactively applied.  The effect of the change in accounting policy on the consolidated financial statements of the prior year is to capitalize $1,894,875 of exploration costs that would otherwise have been expensed.

4.

DUE TO RELATED PARTIES

Amounts due to related parties include directors, officers, companies they control, and companies with common directors and/or officers.  The amounts are unsecured, without interest or fixed terms of repayment (see Note 12).

5.

EQUIPMENT

	2006			2005
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Computer equipment	$ 26,025	$ 14,382	$ 11,643	$ 20,129	$ 10,656	$ 9,473
Office furniture and equipment	17,891	10,361	7,530	14,274	8,930	5,344
	$ 43,916	$ 24,743	$ 19,173	$ 34,403	$ 19,586	$ 14,817

6.

REFUNDABLE ACQUISITION FEE

Mexico/Columbia Project Acquisition Letter of Intent

Under a letter of intent dated December 6, 2004 (as amended January 31, 2005) ("LOI") between the Company, Geosermin S.A. ("Geosermin"), a Mexican corporation, and Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican corporation, MSJ, Geosermin and/or affiliated companies provided data to the Company with respect to two mineral projects, one in Columbia and one in Mexico.  Under the LOI, the Company advanced MSJ USD 150,000 as an advance payment in connection with the acquisition of either the Columbian or Mexican project.  The LOI provides that the advance is to be repaid by MSJ if the Company declines to proceed with the acquisition of both the Columbian and Mexican projects.  The advance is evidenced by a promissory note from MSJ and is secured by the pledge of 250,000 shares of Tumi Resources Ltd. ("Tumi"), a TSX Venture Exchange ("TSXV") listed company, registered in the name of MSJ.

Following due diligence, the Company determined not to proceed with the acquisition of either the Columbian or the Mexican projects.  On April 1, 2005, the Company demanded the return of the USD 150,000 refundable acquisition payment but, to date, such repayment has not occurred.  As at November 30, 2006, shares of Tumi closed at $0.50 on the TSXV, representing a gross value for the pledged securities of $125,000.  The Company has written down the deposit to a value of $100,000.

7.

MINERAL PROPERTIES

The Company incurred the following expenditures on its mineral properties:

	Argentina (Uranium)		Canada (Gold)	Peru (Uranium)				Total
	Other Properties	Diamante-Los Patos	Mackenzie	Radiante 1	Radiante II	Hilton	Voluptuosa
Balance, November 30, 2004	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisition costs	263,760		178,000					441,760
Exploration costs
Field	380,998		20,038					401,036
Personnel	373,271		270,913					644,184
Land administration			22,759					22,759
Surveying & mapping	35,987		226,500					262,487
Transportation	94,147		28,502					122,649
	884,403		568,712					1,453,115
Total expenditures for the year	1,148,163		746,712					1,894,875
Balance, November 30, 2005	1,148,163		746,712					1,894,875

Acquisition costs	266,000	185,000	403,000	338,000	338,000	338,000	186,005	2,054,005
Exploration costs
Field	342,546	274,538	20,848					637,932
Personnel	1,033,288	242,849	308,072					1,584,209
Land administration	975,770	-	29,122					1,004,892
Surveying & mapping	584,154	32,250	322,441					938,845
Transportation	297,760	303,161	54,675					655,596
	3,233,518	852,798	735,158	-	-	-	-	4,821,474
Total expenditures for the year	3,499,518	1,037,798	1,138,158	338,000	338,000	338,000	186,005	6,875,479
Balance, November 30, 2006	$ 4,647,681	$ 1,037,798	$ 1,884,870	$ 338,000	$ 338,000	$ 338,000	$ 186,005	$ 8,770,354

a)  Mackenzie Project, British Columbia, Canada

Pursuant to an agreement dated May 2, 2005 between the Company and 5 individuals (the "Vendors"), the Company has the option to acquire a 100% interest in the Mackenzie Project, which is comprised of 118 mineral claims located in east-central British Columbia approximately 150 kilometres north of Prince George.  In order to acquire a 100% interest, the Company is required to:

1)

Pay the Vendors $80,000 (paid) and issue 100,000 common shares (issued) within 10 days of TSXV acceptance of the acquisition (received June 10, 2005);

2)

Pay the Vendors an additional $25,000 (paid) and issue an additional 200,000 common shares on or before June 10, 2006 (issued);

3)

Pay the Vendors an additional $25,000 and issue an additional 250,000 common shares on or before June 10, 2007; and

4)

Pay the Vendors an additional $25,000 and issue an additional 250,000 common shares on or before June 10, 2008.

The Vendors retain a 2% Net Smelter Return ("NSR") on any production.  The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time until June 10, 2026.

b)

Madero Uranium Project, Argentina

Pursuant to an agreement dated July 11, 2005 ("LOI") between the Company and the individual shareholders of Madero Minerals S.A. ("Madero"), a private Argentinean corporation, the Company has the option (subject to regulatory acceptance - received October 21, 2005) to acquire all of the outstanding securities of Madero from its shareholders.  In order to exercise the option, the Company is required to pay the shareholders USD 100,000 (paid) and issue the shareholders an aggregate of 600,000 common shares, as follows: 100,000 shares 10 days after regulatory acceptance (issued), 200,000 shares on or before November 8, 2006 (issued), and 300,000 shares on or before November 8, 2007.

At the time of the execution of the LOI, Madero held, or had applied for, 17 prospective uranium properties in Argentina.  Based upon initial work completed by the Company, 15 of the properties have been dropped, and further work has focused on the two remaining projects, Alemania and Amblayo.  In addition, subsequent to the execution of the LOI, Madero has continued to actively seek out and apply for/acquire additional prospective uranium properties which would be acquired by the Company upon the exercise of the option to acquire Madero.  Although Madero believes that the majority of such applications will be successful, there can be no assurance that all or any of such cateos will be granted.  Madero may determine to abandon some of such applications in order to secure title to others of the cateos applied for.

c)

Diamante Los Patos, Argentina

The Diamante Los Patos Property consists of 19 cateos ("exploration concessions") covering an area of approximately 140,904 hectares, which have been applied for by Madero on behalf of the Company.  Of these, 9 (approximately 66,867 hectares) have been granted.  The data which led to the discovery of the Diamante-Los Patos project was supplied by two prospectors, and in consideration of being provided with such data, the Company agreed to issue to the prospectors an aggregate of 100,000 common shares (issued).  If the Company does not exercise the option to acquire Madero (Note 7(b)), the Diamante-Los Patos properties will be transferred by Madero to the Company's nominee.

d)

Radiante I Property, Peru

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest the Radiante I property, comprised of one mining concession in the Province of Carabaya, Peru, from Minera San Isidro S.A.C., a private Peruvian corporation, for 200,000 common shares (issued).

e)

Radiante II Property, Peru

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest the Radiante II property, comprised of one mining concession in the Province of Carabaya, Peru, from Minera San Isidro S.A.C., a private Peruvian corporation, for 200,000 common shares (issued).

f)

Hilton Property, Peru

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest the Hilton property, comprised of one mining concession in the Province of Carabaya, Peru, from Minera San Isidro S.A.C., a private Peruvian corporation, for 200,000 common shares (issued).

g)

Voluptuosa Property, Peru

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest the Voluptuosa property, comprised of three mining concessions (800 hectares) in the Province of Carabaya, Peru, from. Minera Koripampa del Peru S.A. ("Koripampa"), a private Peruvian corporation, for US$167,000 (paid).

h)

Amata Project, Peru

Pursuant to an agreement dated June 6, 2004, between the Company and Koripampa, the Company had the option to acquire all of the interest of Koripampa in and to an option agreement between Koripampa and Rio Tinto Mining and Exploration Limited with respect to the Amata Project in Southern Peru.  In order to acquire the interest, the Company was required to pay Koripampa USD 100,000 (paid) and issue 400,000 common shares to Koripampa, as to 200,000 common shares following TSXV acceptance (issued) and a further 200,000 common shares one year after closing (not issued), and to perform the obligations of Koripampa under the Rio Tinto agreement, which included incurring work expenditures of USD 700,000 and paying Rio Tinto USD 4,000,000 over 4 years to June 1, 2008.  On May 20, 2005, the Company terminated its agreement with Koripampa, and wrote off its investment in the property.

i)

BET Claims, Nevada, USA

The Company's wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada.  To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of USD 8.50 per claim plus total maintenance fees of USD 2,875 per year. The Company has abandoned these claims.

Title to Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties for which titles have been issued are in good standing.

8.

INVESTMENT

		Fair Value		Net Book Value
	Number of Shares	2006	2005	2006	2005

Clearant, Inc.	21,135	$ 7,186	$ 75,278	$ 1	$ 1

The shares of Clearant, Inc. were acquired pursuant to a distribution of assets of an amalgamated company in which the Company originally invested in 1999.  Clearant began trading in April 2005 on the OTCBB market under the symbol "CLRI".  In 2004 the Company wrote down its investment to a nominal value of $1.00.  Fair value is based upon a closing price of USD 0.30 at November 30, 2006 (USD 3.05 at November 30, 2005).  The shares have a legend attached that restricts their sale or distribution until March 25, 2007, and which permits limited sales after March 25, 2006.

9.

CAPITAL STOCK

	Number of Shares	Amount
Authorized
Unlimited number of common voting shares without par value
Unlimited number of preferred shares, issuable in series

Common shares issued (reflecting 4:1 consolidation in January 2004)

As at November 30, 2004	10,551,142	$ 8,991,903
For cash - exercise of options	95,000	57,500
For cash - exercise of warrants	1,682,500	929,500
For cash - private placements	1,150,000	651,500
For acquisition of property (Note 7(a and b))	200,000	238,000
Stock-based compensation	-	42,910

As at November 30, 2005	13,678,642	10,911,313
For cash - exercise of warrants	3,289,500	2,537,600
For cash - private placements	1,700,000	3,035,000
For Agent's commission - private placement	43,000	75,250
For cash - exercise of options	730,000	537,250
For acquisition of properties(Note 7(a), (c)-(f))	1,100,000	1,843,000
Stock-based compensation	-	374,136
Future effect of flow-through shares	-	(155,447)
Share issuance costs	-	(321,417)

As at November 30, 2006	20,541,142	$ 18,836,685

Refer to Note 15 for commitments to issue additional common shares.

Private Placements

The following table summarizes the Company's recent private placements:

	2006	2005	2004
First placement during the year:
Private placement proceeds	$2,152,500	$560,000	$204,000
Number of units	1,230,000	1,000,000	850,000
Number of whole warrants	615,000	500,000	425,000
Unit price	$1.75	$0.56	$0.24
Warrant exercise price	$2.25	$0.80	$0.35
Warrant expiry date	Jan. 12, 2008	Dec. 23, 2006	Aug. 26, 2005

Second placement during the year:	(flow – through)
Private placement proceeds	$585,000	$91,500	$675,000
Number of units	300,000	150,000	2,500,000
Number of whole warrants	150,000	75,000	1,250,000
Unit price	$1.95	$0.61	$0.27
Warrant exercise price	$2.25	$0.80	$0.35
Warrant expiry date	Jan. 12, 2008	Jan. 5, 2007	Mar. 15, 2006

Third placement during the year:
Private placement proceeds	$297,500	n/a	$1,625,400
Number of units	170,000		3,010,000
Number of whole warrants	85,000		1,505,000
Unit price	$1.75		$0.54
Warrant exercise price	$2.25		$0.80
Warrant expiry date	Jan. 13, 2008		May 14, 2006

Fourth placement during the year:
Private placement proceeds	n/a	n/a	$1,045,000
Number of units			1,306,250
Number of whole warrants			1,306,250
Unit price			$0.80
Warrant exercise price			$1.00
Warrant expiry date			Mar. 7, 2006

Private Placements

In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000.  Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005.  No finder's fee was paid.  During the year ended November 30, 2005, 425,000 (2004 – Nil) warrants were exercised.

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000.  Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006.  No finder's fee was paid.  During the year ended November 30, 2006, 745,000 (2005 – 355,000) (2004 – 150,000) warrants were exercised.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400.  Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006.  No finder's fee was paid.  During the year ended November 30, 2006, 908,250 (2005 - 552,500) (2004 – Nil) warrants were exercised and 44,250 warrants expired.

In September 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 7, 2006.  Finder's fees of $40,200 were paid.  During the year ended November 30, 2006, 1,206,250 (2005 - 100,000) warrants were exercised.

In June 2005, the Company completed a private placement consisting of 1,000,000 units at a price of $0.56 per unit for total proceeds of $560,000.  Each unit consisted of one common share and one-half share purchase warrant where one full warrant entitles the holder to purchase one common share at a price of $0.80 per share until December 23, 2006.  No finder's fees were paid.  During the year ended November 30, 2006, 430,000 (2005 - Nil) warrants were exercised.

In July 2005, the Company completed a private placement consisting of 150,000 units at a price of $0.61 per unit for total proceeds of $91,500.  Each unit consisted of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per common share until January 5, 2007.  During the year ended November 30, 2006, 25,000 (2005 – Nil) warrants were exercised.

In July 12, 2006, the Company completed a brokered private placement consisting of 1,230,000 non flow-through units at a price of $1.75 and 300,000 flow-through units at a price of $1.95 for gross proceeds of $2,737,500.  The Agents were paid a commission consisting of $116,375 cash, 43,000 share purchase units and an option to purchase up to 153,000 common shares at a price of $2.00 until January 12, 2008.  Each unit consisted of one common share and one-half of a transferable warrant.  Each full warrant is exercisable to acquire one additional common share at a price of $2.25 until January 12, 2008.  During the year ended November 30, 2006 no warrants or options were exercised.

On July 13, 2006, the Company completed a non-brokered private placement consisting of 170,000 units at a price of $1.75 per unit for gross proceeds of $297,500.  Each unit consisted of one common share and one-half of a transferable warrant.  Each whole warrant is exercisable to acquire one additional common share at a price of $2.25 until January 13, 2008. A cash finder's fee of $29,750 was paid in connection with this placement.  During the year ended November 30, 2006 no warrants were exercised.

Escrow shares

As at November 30, 2006 and November 30, 2005, there were no common shares held in escrow.

Warrants

	2006	2005	2004
Outstanding, beginning of year	3,453,750	4,561,250	462,917
Issued:
Exercisable at $0.35	-	-	1,675,000
Exercisable at $0.80	-	575,000	1,505,000
Exercisable at $1.00	-	-	1,306,250
Exercisable at $2.25	871,500	-	-
Exercised:
Exercised at $1.20	-	-	(59,500)
Exercised at $0.60	-	-	(62,500)
Exercised at $0.42	-	(225,000)	-
Exercised at $0.35	(745,000)	(780,000)	(150,000)
Exercised at $0.80	(1,338,250)	(577,500)	-
Exercised at $1.00	(1,206,250)	(100,000)	-
Expired	(44,250)	-	(115,917)

Outstanding, end of year	991,500	3,453,750	4,561,250

The following warrants were outstanding at November 30, 2006:

Number of Warrants	Exercise Price	Expiry Date
70,000	$0.80	December 23, 2006 (subsequently exercised)
50,000	$0.80	January 5, 2007 (subsequently exercised)
171,500	$2.25	January 12, 2008
615,000	$2.25	January 12, 2008
85,000	$2.25	January 13, 2008
991,500

The following warrants were outstanding at November 30, 2005:

Number of Warrants	Exercise Price	Expiry Date
1,206,250	$1.00	March 7, 2006
745,000	$0.35	March 15, 2006
952,500	$0.80	December 23, 2006
475,000	$0.80	May 14, 2006
75,000	$0.80	January 5, 2007
3,453,750

The following warrants were outstanding at November 30, 2004:

Number of Warrants	Exercise Price	Expiry Date
425,000	$0.35	August 26, 2005
225,000	$0.42	November 14, 2005
1,306,250	$1.00	March 7, 2006
1,100,000	$0.35	March 15, 2006
1,505,000	$0.80	May 14, 2006
4,561,250

10.

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

	Options granted on
	November 15, 2006	November 6, 2006	August 14, 2006	July 12, 2006	March 7, 2006
Risk free interest rate	3.03%	3.03%	3.28%	3.28%	4.0%
Expected life	2 years	2 years	2 years	1.5years	2 years
Expected volatility	67.77%	67.90%	68.88%	62.43%	70%
Expected dividends-	-	-		-	-

	Options granted on
	December 5, 2005	November 24, 2005	November 3, 2005	August 29, 2005	May 5, 2005
Risk free interest rate	3.80%	3.80%	3.80%	3.10%	3.03%
Expected life	2 years	2 years	2 years	2 years	2 years
Expected volatility	59%	74%	68%	51%	129%
Expected dividends-	-	-	-	-	-

The Company, in accordance with the policies of the TSXV, is authorized to grant options to directors, employees and consultants, up to 10% of issued and outstanding common stock.  The exercise price of each option is not less than the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant, and may also be set at a higher price.  The options can be granted for a maximum term of 5 years.

The current fiscal year stock-based compensation expense of $596,506 was calculated using the Black-Scholes Option Pricing Model.  The charge was based on options vested in the year and the following newly issued grants:

a)

December 5, 2005: options to acquire up to 75,000 shares granted to a consultant and exercisable at $1.41 per share for two years.

b)

March 7, 2006: options to acquire up to 100,000 shares granted to three consultants and exercisable at $1.45 per share for two years.

c)

July 12, 2006: compensation options to acquire up to 153,000 shares granted an agent and exercisable at $2.00 per share for 18 months.

d)

August 14, 2006: options to acquire up to 550,000 shares granted to directors, officers and consultants and exercisable at $1.80 per share for two years.

e)

November 6, 2006: options to acquire up to 310,000 shares granted to consultants and exercisable at $1.65 per share for two years.

f)

November 15, 2006: options to acquire up to 50,000 shares granted to a director and exercisable at $1.72 per share for two years.

In the comparative year ended November 30, 2005, 885,000 options exercisable at $0.70 to $1.12 per share resulted in a stock-based compensation charge of $335,362.  These amounts were charged against income in the periods granted, with the corresponding credit to contributed surplus.  Upon exercise, a proportionate amount is credited to capital stock.

	2006	2005	2004
Outstanding, beginning of year	1,260,000	920,000	95,000
Granted:
Exercisable at $0.25	-	-	120,000
Exercisable at $0.70	-	585,000	900,000
Exercisable at $1.05	-	175,000	-
Exercisable at $1.00	-	50,000	-
Exercisable at $1.12	-	75,000	-
Exercisable at $1.41	75,000	-	-
Exercisable at $1.45	100,000	-	-
Exercisable at $2.00	153,000	-	-
Exercisable at $1.80	550,000	-	-
Exercisable at $1.65	310,000	-	-
Exercisable at $1.72	50,000	-	-
Exercised:
Exercised at $0.25	-	(20,000)	(195,000)
Exercised at $0.70	(655,000)	(75,000)	-
Exercised at $1.05	(75,000)	-	-
Cancelled	-	(25,000)	-
Cancelled	-	(425,000)	-
Outstanding, end of year	1,768,000	1,260,000	920,000

The following incentive stock options were outstanding at November 30, 2006:

Number of Shares	Exercise Price	Expiry Date
330,000	$0.70	May 5, 2007
75,000	$1.05	August 29, 2007
50,000	$1.00	November 3, 2007
75,000	$1.12	November 24, 2007
75,000	$1.41	December 5, 2007
100,000	$1.45	March 7, 2008
153,000	$2.00	January 12, 2008
550,000	$1.80	August 14, 2008
310,000	$1.65	November 6, 2008
50,000	$1.72	November 15, 2008
1,768,000

The following incentive stock options were outstanding at November 30, 2005:

Number of Shares	Exercise Price	Expiry Date
425,000	$0.70	September 29, 2006
560,000	$0.70	May 5, 2007
150,000	$1.05	August 29, 2007
50,000	$1.00	November 3, 2007
75,000	$1.12	November 24, 2007
1,260,000

10.

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The following incentive stock options were outstanding at November 30, 2004:

Number of Shares	Exercise Price	Expiry Date
20,000	$0.25	January 29, 2009
900,000	$0.70	September 29, 2006
920,000

11.

CONTRIBUTED SURPLUS

The Company's contributed surplus is comprised of the following:

	2006	2005
Balance – beginning of year	$ 825,012	$ 532,560
Stock-based compensation (Note 10)	838,416	335,362
Stock options exercised	(374,136)	(42,910)

Balance – end of year	$ 1,289,292	$ 825,012

12.

RELATED PARTY TRANSACTIONS

These consolidated financial statements include transactions with related parties as follows:

a)

The Company paid consulting fees of $324,621 (2005 - $163,856) (2004 $584,260) to directors and $144,463 (2005 – $28,000) (2004 - Nil) to officers.  The Company paid legal fees of $22,292 (2005 - Nil) (2004 - Nil) to a law firm of which an officer is a shareholder.

b)

The Company paid rent and administration fees of $66,937 (2005 - $55,867) (2004 - $3,996) to Cardero Resource Corp. ("Cardero"), a public company related by a common director and officers, and $3,000 (2005 - Nil) (2004 - Nil) to a director.

c)

Amounts due to related parties of $40,250 (2005 - $40,084) (2004 - $25,525) is comprised of $4,708 (2005 - $5,000) (2004 - $8,780) to directors and officers for consulting, $4,532 (2005 - $4,931) (2004 - $2,461)) to Cardero for rent and administration expenses, and $31,010 (2005 - $30,153) (2004 - $14,284) to directors for expense reimbursements.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties (see Note 3).

13.

INCOME TAXES

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 34.99% (2005 – 34.99%) (2004 – 35.79%) are as follows:

	2006	2005 (Restated) (Note 3)	2004
Net loss for the year	$ (1,931,779)	$ (1,281,180)	$ (1,630,322)
Income tax recovery at combined basic
Canadian Federal and Provincial tax rate:	675,930	448,285	583,476
Tax benefit of losses not recognized in current year	(675,930)	(448,285)	(583,476)
Income tax recovery	$ -	$ -	$ -

A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

	2006	2005 (Restated) (Note 3)	2004
Future income tax:
Property, plant and equipment	$ 9,012	$ 7,208	$ 5,969
Exploration and development expenditures	525,383	583,559	620,589
Issuance costs	290,556	204,561	209,232
Losses available for future periods	1,854,934	1,331,319	1,038,433
	2,679,885	2,126,647	1,874,223
Valuation allowance	(2,679,885)	(2,126,647)	(1,874,223)
	$ -	$ -	$ -

The above losses available for future periods include US operating losses by applying the income tax rates of 34% to each year.  These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

Subject to certain restrictions, the Company has exploration and development expenditures of approximately $9,797,160 and operating losses of approximately $3,560,447 available to reduce future Canadian taxable income.  The Company also has operating losses from US subsidiary of approximately $1,023,964 (2005 - $1,023,964) available to reduce US taxable income.  These losses expire as follows:

	Canada	U.S.
2007	$ 243,750	$ -
2008	210,167	-
2009	254,374	-
2010	235,356	-
2014	538,975	-
2015	747,619	-
2016	1,330,206	-
2018	-	523,786
2019	-	255,021
2020	-	168,818
2021	-	34,215
2022	-	5,182
2023	-	18,488
2024	-	17,876
2025	-	578
	$ 3,560,447	$ 1,023,964

During the year ended November 30, 2006, the Company issued 300,000 common shares on a flow-through basis for proceeds of $585,000.  The flow-through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.  The Company incurred $444,263 of exploration expenditures relating to these flow-through shares resulting in an accrued future income tax liability of $155,447.

14.

 SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended November 30
	2006	2005	2004
Cash paid during the year for:
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Since inception of the exploration stage, the Company has issued a total of 1,943,410 common shares (adjusted for roll-backs) for non-cash consideration as follows:

Year	Number of Shares	Amount	Consideration
2006	1,100,000	$ 1,843,000	Acquisition of mineral properties
2006	43,000	75,250	Agent's commission
2005	200,000	238,000	Acquisition of mineral property
2004	200,000	244,000	Acquisition of mineral property
2004	84,583	20,300	Shares for debt owing
2002	23,750	15,350	Finder's fees
2002	139,402	66,457	Shares for debt owing
1999	2,675	8,025	Finder's fees
1996	150,000	600,000	Acquisition of mineral property

15.

CONTINGENCIES AND COMMITMENTS

a)

The Company has entered into a month to month office lease arrangement with no annual lease commitments.

b)

All phases of the Company's operations are subject to environmental regulations.  Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees.  Although, presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

As at November 30, 2006, the Company has the following mineral property commitments over the next two years (all of which are payable/issuable at the sole option of the Company):

	Canada		Argentina
	Non-Cash	Cash	Non-Cash	Cash
2007
Number of common shares to issue	250,000	$ -	300,000	$ -
Annual option payment	-	25,000	-	-
2008
Number of common shares to issue	250,000	-	-	-
Annual option payment		25,000	-	-
	500,000	$ 50,000	300,000	$ -

16.

GEOGRAPHIC SEGMENTED INFORMATION

2006	Canada	Peru	Argentina	Total
Resource Properties	$ 1,884,870	$ 1,200,005	$ 5,685,479	$ 8,770,354
Cash, term deposits and restricted cash	1,836,614	-	-	1,836,614
Refundable fee	100,000	-	-	100,000
Other	108,188	-		108,188
	3,929,672	1,200,005	5,685,479	10,815,156
2005
Resource Properties	746,712	-	1,148,163	1,894,875
Cash, term deposits and restricted cash	2,046,834	-	-	2,046,834
Refundable fee	100,000	-	-	100,000
Other	105,401	-	-	105,401
	$ 2,998,947	$ -	$ 1,148,163	$ 4,147,110

	2006	2005 (Restated) (Note 3)	2004
Net loss for the year- Canada	$ (1,931,779)	$ (1,184,300)	$ (1,126,060)
Net loss for the year- Peru	-	(8,562)	(484,847)
Net loss for the year - Columbia	-	(87,740)	-
Net loss for the year- US	-	(578)	(19,415)
Net loss for the year	$ (1,931,779)	$ (1,281,180)	$ (1,630,322)

17.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

18.

SUBSEQUENT EVENTS

Subsequent to November 30, 2006, the Company:

a)

Closed a private placement of 3,500,000 units at $2.00 per unit on March 9, 2007 for gross proceeds of $7,000,000.  The Company also issued 207,000 commission units and paid $76,000 in cash and $30,000 in expenses in connection with the private placement.  Each unit consists of one common share and one-half of a warrant to purchase an additional common share at a price of $2.50 until March 9, 2009.  In connection with this private placement, the Company granted 280,000 compensation warrants to the Underwriters, each compensation warrant being exercisable to acquire one share at a price of $2.00 per share until March 9, 2009.

b)

Issued the following shares:

-

120,000

warrants were exercised at $0.80 for proceeds of $96,000

-

74,792

agent's options were exercised at $2.00 for proceeds of $149,584

-

4,956

commission warrants were exercised at $2.25 for proceeds of $11,151

-

180,000

stock options were exercised at $0.70 for proceeds of $126,000

-

5,000

stock options were exercised at $1.00 for proceeds of $5,000

-

25,000

stock options were exercised at $1.05 for proceeds of $26,250

-

25,000

stock options were exercised at $1.45 for proceeds of $36,250

-

60,000

stock options were exercised at $1.65 for proceeds of $99,000

-

155,000

stock options were exercised at $1.80 for proceeds of $279,000

c)

Granted:

-

400,000 stock options at a price of $2.00 per share for a period of two years on December 5, 2008

-

500,000 stock options at a price of $3.10 per share for a period of two years on February 28, 2009

d)

Entered into the following property option agreements:

i)  pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance;

ii)  pursuant to an option agreement dated March 13, 2007 between the Company and two Peruvian individuals, the Company has the option to acquire a 100% interest in and to 20 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance; and

iii)

pursuant to an option agreement dated March 13, 2007 between the Company and a Peruvian individual, the Company has the option to acquire a 100% interest in and to 11 cateos (exploration concessions) located in the province of Chubut, Argentina in consideration of the issuance of an aggregate of 50,000 shares, as to 10,000 shares 21 days after TSXV acceptance of the agreement and as to an additional 10,000 shares on each of the first, second, third and fourth anniversaries of the date of such acceptance.

19.

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

Prior to 2004, Canadian generally accepted accounting principles did not require the reporting of any stock -based compensation expense in the Company's consolidated financial statements.

The Company uses the Black-Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date.  As at November 30, 2006 cumulative compensation expense totalled $1,723,138 (2005 - $884,722) (2004 – $549,360).  In determining the fair value of the incentive stock options, the following assumptions, on a weighted average basis, were used:

Options granted on
	November 15, 2006	November 6, 2006	August 14, 2006	July 12, 2006	March 7, 2006
Risk free interest rate	3.03%	3.03%	3.28%	3.28%	4.0%
Expected life	2 years	2 years	2 years	1.5years	2 years
Expected volatility	67.77%	67.90%	68.88%	62.43%	70%
Expected dividends-	-	-		-	-

Options granted on
	December 5, 2005	November 24, 2005	November 3, 2005	August 29, 2005	May 5, 2005
Risk free interest rate	3.80%	3.80%	3.80%	3.10%	3.03%
Expected life	2 years	2 years	2 years	2 years	2 years
Expected volatility	59%	74%	68%	51%	129%
Expected dividends-	-	-	-	-	-

The following is a summary of the stock options 2006, 2005 and 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding at November 30, 2003	95,000	0.80
Granted	120,000	0.25
Granted	900,000	0.70
Exercised	(195,000)	0.25

Outstanding at November 30, 2004	920,000	0.69
Granted	885,000	0.79
Cancelled	(450,000)	0.70
Exercised	(95,000)	0.61

Outstanding at November 30, 2005	1,260,000	0.78
Granted	75,000	1.41
Granted	100,000	1.45
Granted	153,000	2.00
Granted	550,000	1.80
Granted	310,000	1.65
Granted	50,000	1.72
Exercised	(75,000)	1.05
Exercised	(655,000)	0.70

Outstanding at November 30, 2006	1,768,000	$1.46

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

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are deferred as explained in Note 2.

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.  Commercial feasibility is established in compliance with Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under U.S. GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property are less than the capitalized costs, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

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

For the years ended November 30, 2006, 2005 and 2004 there were no other items of comprehensive income.

Loss per share

SFAS No. 128 "Earnings Per Share" simplifies the computation of income (loss) per share by replacing the presentation of primary earnings (loss) per share with a presentation of basic earnings (loss) per share, as defined.  The statement requires dual presentation of basic and diluted earnings (loss) per share by entities with complex capital structures.  Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Recent accounting pronouncements

a)

In March 2005, the Emerging Issue Task Force issued EITF Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" ("EITF Issue 04-6"), stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No.43, "Restatement and Revision of Accounting Research Bulletins, Chapter 4", "Inventory Pricing", ("ARB No.43").  Based upon this statement, post production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.  The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is still in the exploration stage and has not yet realized any revenues from its operations.

b)

In March 2005, the FASB issued Interpretation No. 47 ("FIN 47") "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143".  A conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement.  Thus, the timing and (or) method of settlement may be conditional on a future event.  FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises).  Retrospective application for interim financial information is permitted but is not required.  The Company does not have any conditional asset retirement obligations.

c)

The following standards issued by the FASB do not impact the Company at this time:

SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

SFAS No. 153, "Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29" effective for non-monetary asset exchanges occurring in fiscal years beginning after June 15, 2005.

SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB No. 3.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140".

SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140".

SFAS No. 157, "Fair Value Measurements".

SFAS No, 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)".

SFAS Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

The impact of the above differences between Canadian and United States generally accepted accounting principles on consolidated statements of loss, as reported, is as follows:

	Cumulative Amount from October 7, 1994 to November 30, 2006	Years Ended November 30
		2006	2005 (Restated) (Note 3)	2004
Loss for the year as reported	$ (9,762,289)	$ (1,931,779)	$ (1,281,180)	$ (1,630,322)
Less: Exploration and development costs expensed	(6,274,590)	(4,821,475)	(1,453,115)	-
Compensation expense: stock options	(350,111)	-	-	-
Loss for the year in accordance with U.S. GAAP	$ (16,386,990)	$ (6,753,254)	$ (2,734,295)	$ (1,630,322)
Unrealized gain on investment	7,185	7,185	-	-
Comprehensive income (loss) per US GAAP	$ (16,379,805)	$ (6,746,069)	$ (2,734,295)	$ (1,630,322)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the consolidated statements of deficit, as reported, is as follows:

	Years Ended November 30,
	2006	2005 (Restated) (Note 3)	2004
Deficit, as reported	$ (9,762,289)	$ (7,830,510)	$ (6,549,330)
Cumulative exploration and development costs expensed	(6,274,590)	(1,453,115)	-
Cumulative compensation expense - stock options	(350,111)	(350,111)	(350,111)
Deficit in accordance with U.S. GAAP	$ (16,386,990)	$ (9,633,736)	$ (6,899,441)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss per share, as reported, is as follows:

	Years Ended November 30
	2006	2005 (Restated) (Note 3)	2004
Net loss for the year under U.S. GAAP	$ (6,753,254)	$ (2,734,295)	$ (1,630,322)
Weighted average number of shares outstanding under U.S. GAAP	17,145,600	11,648,823	6,732,969
Basic loss per share	$ (0.39)	$ (0.23)	$ (0.24)

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of shareholders' equity, as reported, is as follows:

Shareholders' equity as reported November 30, 2004
	Capital Stock		Subscription (Receivable) Received	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated during the Exploration Stage	Total
	Number of Shares	Amount
	10,551,142	$ 8,991,903	$ (30,375)	$ 532,560	-	$ (6,549,330)	$ 2,944,758
Cumulative compensation expense - stock options	-	-	-	350,111	-	(350,111)	-
Shareholders' equity in accordance with U.S. GAAP at November 30, 2004	10,551,42	8,991,903	(30,375)	882,671	-	(6,899,441)	2,944,758

Shareholders' equity as reported November 30, 2005	13,678,642	10,911,313	-	825,012	-	(7,830,510)	3,905,815
Cumulative exploration and development costs expense					-	(1,453,115)	(1,453,115)
Cumulative compensation expense- stock options	-	-	-	350,111	-	(350,111)	-
Shareholders' equity in accordance with U.S. GAAP at November 30, 2005	13,678,642	10,911,313	-	1,175,123	-	(9,633,736)	2,452,700

Shareholders' equity as reported November 30, 2006	20,541,142	18,836,685	4,000	1,289,292	-	(9,762,289)	10,367,688
Cumulative exploration and development costs expense						(6,274,590)	(6,274,590)
Cumulative compensation expense- stock options	-	-	-	350,111		(350,111)	-
Accumulated other comprehensive income	-	-			7,185	-	7,185
Shareholders' equity in accordance with U.S. GAAP at November 30, 2006	20,541,142	$ 18,836,685	$ 4,000	$ 1,639,403	$ 7,185	$ (16,386,990)	$ 4,100,283

The impact of the above differences between Canadian and United States generally accepted accounting principles on the balance sheets, as reported, is as follows:

	2006	2005
Total assets per Canadian GAAP	$ 10,815,156	$ 4,147,110
Fair value adjustment to investment	7,185	-
Expenditures on mineral properties expensed under U.S. GAAP	(6,274,590)	(1,453,115)
Total assets per U.S. GAAP	$ 4,547,751	$ 2,693,995

ITEM 18.

FINANCIAL STATEMENTS

See Item 17.

ITEM 19.

EXHIBITS

Exhibit Number
1.1	Articles of the Company as adopted effective January 9, 2006.
1.2	Continuation Application as filed January 9, 2006
1.3	Notice of Articles issued by the Registrar of Companies (B.C.) on January 9, 2006.
1.4	Certificate of Continuation (British Columbia) dated January 9, 2006
1.5	Certificate of Discontinuance (Alberta) dated January 16, 2006
4.1	Letter of Intent dated July 11, 2005 among the Company and the shareholders of Madero Minerals, S.A.	*
4.2	Option Agreement dated March 13, 2007 among Wealth Minerals Ltd., Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua (Chubut uranium properties)
4.3	Option Agreement dated March 13, 2007 among Wealth Minerals Ltd., Jose Miguel Ramirez Gaston Roe and Carolina Lizarraga Houghton (Chubut uranium properties)
4.4	Option Agreement dated March 13, 2007 between Wealth Minerals Ltd. and Ina Marie Drago Ludoweig (Chubut Uranium properties)
4.5	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Radiante I property)
4.6	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Radiante II property)
4.7	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Hilton property)
4.8	Option Agreement dated April 7, 2006 between the Company and Minera Koripampa del Peru S.A. (Voluptuosa property)
4.9	Option Agreement dated May 2, 2005 among the Company and James Dawson, Gary Belik, Lawrence Barry, Adam Vary, and John Robbins (MacKenzie Property)
4.10	2004 Incentive Stock Option Plan	*
12.1	CEO 302 Certification
12.2	CFO 302 Certification
13.1	CEO 906 Certification
13.2	CFO 906 Certification
15.1	Audit Committee Charter	*

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

WEALTH MINERALS CORP.

By:

/s/ Henk Van Alphen

Hendrik Van Alphen,

President and Chief Executive Officer

Date:    June 15, 2007