Form 20-F/A
Wealth Minerals Ltd.
filed 2008-03-14
CIK 1077640

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
☐ Yes ☑ No

EXPLANATORY NOTE

This Form 20-F/A is Amendment No. 1 to the Form 20-F for the fiscal year ended November 30, 2006 filed by Wealth Minerals Ltd. (the “Company”) on June 15, 2007 (the “Form 20-F”).  This amendment is being filed solely for the following purposes:

  To revise Item 4.D to provide additional information with respect to the mineral properties of the Company as at the date of the 20-F; and
  To revise Notes 2, 6, 7, 14 and 19 of the consolidated financial statements of the Company to provide certain supplemental disclosure related to cash equivalents, refundable acquisition fee, mineral properties and United States generally accepted accounting principles.

This Form 20F/A is being filed to address comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the Staff’s normal periodic review of the Company’s filings.  As a result of the review, the Company is providing additional information with respect to its mineral properties and with respect to the description of its cash equivalents, the description of collateral held in support of a refundable acquisition fee, additional disclosure relating to cash and non-cash mineral property expenditures and a reconciliation of cash flows prepared in accordance with Canadian GAAP to US GAAP.

This Form 20F/A consists of a cover page, this explanatory note, Item 4.D. (as amended), Item 17 (as amended), the consolidated financial statements of the Company and accompanying Notes (as amended), Item 19 (as amended) and the required certifications of the Chief Executive Officer and the Chief Financial Officer of the Company.

Except as described above, no change has been made to the Form 20-F, and the filing of this Form 20-F/A does not, and does not purport to, amend, update or restate any other section or Items of the Form 20-F, or to reflect any events that have occurred after the Form 20-F was filed.  Therefore, each Item not modified by this Form 20-F/A is as of the date of the Form 20-F.

PART I

4.D

Property, Plants and Equipment

The Company is in the exploration stage and all of the properties in which it has an interest are presently without a known body of commercial ore.

The Company has interests in, or the right to acquire interests in, mineral properties in Argentina, Peru and British Columbia, Canada.  The majority of these properties are in the very early stages of exploration, and are not considered by the Company to have reached the stage where they should be considered as material to the Company.

Based on the work to date by the Company, the Company considers the following of its properties to be material:

Property/Project Name	Province	Country
Bororo Nuevo	Chubut	Argentina
Diamante-Los Patos	Catamarca/Salta	Argentina
Mackenzie	British Columbia	Canada

All of the Company’s properties in the exploration stage, with no established mineral resources or reserves.  All of the Company’s proposed work programs on its properties are exploratory in nature.

Argentina Mineral Properties

Mineral Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada.  Mineral rights in Argentina are separate from surface ownership and are owned by the federal government but are administered by the provinces.  The following summarizes some of the Argentinean mining law terminology in order to aid in understanding the Company’s land holdings in Argentina.

1.

Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to explore the cateo area for minerals and to apply for a mining concession within the same area.  Cateos are measured in 500 hectare unit areas and cannot exceed 20 units (10,000 hectares).  No person may hold more than 400 units in a single province.  The term of a cateo is based on its area: 150 days for the first unit (500 hectares) and an additional 50 days for each unit thereafter.  After a period of 300 days, 50% of the area over four units (2,000 hectares) must be dropped.  At 700 days, 50% of the area remaining must be dropped.  Time extensions may be granted to allow for bad weather, difficult access and similar “force majeure” events.  Cateos are identified by a file number, and are granted through the following process:

(a)

application for a cateo covering a designated area. The application must describe a minimum work program for exploration;

(b)

approval by the province and formal placement on the official map or graphic register;

(c)

publication in the provincial official bulletin;

(d)

a period following publication for third parties to oppose the claim; and

(e)

granting of the cateo.

The length of this process varies depending on the province, and commonly takes up to two years.  Accordingly, cateo status is divided into those that are in the application process and those that have been awarded.  If two persons apply for cateos on the same land, the first (senior) to apply has the superior right over the second to apply (junior).  During the application period, the senior applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent.  While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, the Company knows of no instances where this has happened.

Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land.  The time periods after which the owner of a cateo must reduce the quantity of land held do not begin to run until 30 days after a cateo is formally awarded.

A canon fee, or tax, of ARS 400 per unit must be paid upon application for the cateo.

2.

Mina: To convert a cateo to a mining concession, some or all of the area of a cateo must be converted to a “mina”.  Minas are mining concessions which permit mining on a commercial basis.  The area of a mina is measured in “pertenencias”.  Each mina may consist of two or more pertenencias. “Common pertenencias” are six hectares and “disseminated pertenencias” are 100 hectares (relating to disseminated deposits of metals rather than discrete veins).  The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question.  Once granted, minas have an indefinite term, assuming exploration development or mining is in progress.  An annual canon fee of ARS 80 per common pertenencia and ARS 800 per disseminated pertenencia, is payable to the province.

Minas are obtained by the following process:

(a)

declaration of “manifestation of discovery”, in which a point within a cateo is nominated as a “discovery point”.  The “manifestation of discovery” is used as a basis for the location of pertenencias.  Manifestations of discovery do not have a definite area until pertenencias are proposed.  Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the mineral body;

(b)

survey (“mensura”) of the proposed mina.  Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina.  The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis.  Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made.  Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.  Grants of mining rights, including water rights, are subject to the rights of prior users.

The Argentine Mining Code contains provisions with respect to environmental and safety matters, which are administered by the provinces.  Prior to conducting operations, persons carrying out exploration and/or mining activities must submit an environmental impact report to the provincial government describing the proposed operation and the methods to be used to prevent undue environmental damage.  The environmental impact report must be updated bi-annually, with a report on the results of the protection measures taken.  If protection measures are deemed inadequate, additional environmental protection may be required.  Mine operators are liable for environmental damage. Violators of environmental standards may be required to shut down mining operations.

REGIONAL PROSPECTING PROGRAM
DIAMANTE-LOS PATOS PROJECT
AMBLAYO & ALEMANIA PROPERTIES
SAN JORGE BASIN PROJECT
BOLIVIA
PARAGUAY
BRAZIL
URUGUAY
CHILE
JUJUY
SALTA
FORMOSA
MISIONES
CHACO
TUCUMAN
CATAMARCA
SANTIAGO DEL ESTERO
CORRIENTES
LA RIOJA
SANTA FE
SAN JUAN
CORDOBA
ENTRE RIOS
SAN LUIS
MENDOZA
Buenos Aires
LA PAMPA
BUENOS AIRES
Mar del Plata
NEUQUEN
RIO NEGRO
Rawson
CHUBUT
Puerto Deseado
SANTA CRUZ
Puerto Santa Cruz
TIERRA DEL FUEGO
KILOMETRES
0
500
WEALTH MINERALS LTD.
LOCATION MAP
ARGENTINIAN URANIUM PROJECTS
ARGENTINA
DRAWN BY: JMD/KK
SCALE: As shown
APPROVED BY: J M Dawson, P. Eng
DATE: October, 2006
TECH WORK: Wealth Minerals Ltd.
DWG. NO.: 783-1

Figure 1:  Location Map of the Company’s Argentina Properties
(The Bororo Nuevo Project is part of the San Jorge Basin Project)

Madero Minerals S.A. Properties

Pursuant to an agreement dated July 11, 2005 (“LOI”) between the Company and the individual shareholders of Madero Minerals S.A. (“Madero”), a private Argentinean corporation, the Company has the option (subject to regulatory acceptance - received October 21, 2005) to acquire all of the outstanding securities of Madero from its shareholders.  In order to exercise the option, the Company is required to pay the shareholders USD 100,000 (paid) and issue the shareholders an aggregate of 600,000 common shares, as follows: 100,000 shares 10 days after regulatory acceptance (issued), 200,000 shares on or before November 8, 2006 (issued), and 300,000 shares on or before November 8, 2007.  A copy of the LOI is included as Exhibit 4.1.

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

Alemania Property

During the fall of 2006 a compilation and review of the data on all previous exploration activities on the Alemania property was completed.  This re-examination of the main areas of mineralization concluded that exploration potential is limited and no further work is contemplated on this property.  The Company may seek to option or joint venture this property, but does not consider it to be material at this time.

Amblayo Property

A summary report, completed in mid May 2006, recommended specific follow-up exploration work on six defined target areas on the property.  Detailed geological mapping and sampling was completed over areas recommended for follow-up work.  Uranium mineralization can be traced extensively along narrow stratigraphic horizons, however tonnage potential appears to be limited.  No further work is contemplated at this time.  The Company may seek to option or joint venture this property, but does not consider it to be material at this time.

San Jorge Basin Program Properties

Wealth has been actively engaged in exploration for uranium in Argentina since mid 2005, principally in north-western Argentina, but also in other parts of the country.  The Company quickly recognized the San Jorge Basin (located in the Province of Chubut) as having excellent exploration potential for uranium, as well as having been under explored.  The San Jorge Basin is defined by a sequence of continental and tuffaceous, clastic sediments of Cretaceous age (the Chubut Group) which unconformably overlies a basement of Jurassic and older rocks.  The basin measures roughly 400 kilometres (north-south) by about 270 kilometres (east-west), a surface area of about 170,000 square kilometres.

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

Results from the reconnaissance sampling program have been received from time to time over the last 7 months and integrated with other field data.  The program has been successful in locating new uranium occurrences.  Prior to the beginning of the Company’s program there were 16 known occurrences within the Basin.  To date, of the 120 targets screened, the Company has discovered new uranium occurrences on 86, of which Bororo Nuevo (see below) is the highest ranked.  The results from an additional 10 targets show moderately anomalous uranium values, and will be followed up with additional field work  The results of the sampling from the remaining 109 targets, although often successful in identifying a new uranium occurrence, are not deemed worthy of further follow-up work at this time.

As a consequence of the foregoing reconnaissance activities, the Company has applied for an aggregate of 20 cateos (exploration concessions) in the San Jorge Basin.  In addition, the Company has also entered into option agreements to acquire an additional 51 cateo applications covering additional ground in the San Jorge Basin, as follows:

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

Accordingly, based on available information, at this time the Company considers that the only material property to have been identified by work to date in the San Jorge Basin is the Bororo Nuevo project.

Bororo Nuevo Project

Location and Access

The Bororo Nuevo project is located approximately 75 kilometres north of the village of Paso De Indios within the Patagonia region of the Province of Chubut, southern Argentina (see Figures 1 and 2).  Access to the property is via a network of well-maintained gravel roads.

N
0 5 10 15
kilometres
Gauss Kruger Faja 2 Coordinates
5270000N
5260000N
5250000N
5240000N
5230000N
5220000N
5210000N
5200000N
5190000N
30
58
12
59
58
58
14994
15032
14809
14993
14992
14991
CERRO
SOLO

DISCOVERY Consultants	Wealth Minerals Ltd.
Bororo Nuevo Project	Location Map

Date:	August 3, 2007	Project:	781	Scale:	1:400000	N.T.S.:	4366-III	Mining Div:	Chubut, Argentina	Figure:	2

Figure 2:  Bororo Nuevo Cateo Application Map

Geology

The Bororo Nuevo project area covers the western margin of the Cretaceous San Jorge Basin.  The project is underlain by Jurassic aged rocks of the Paso Los Indios Group, Cañadón Asfalto Formation.  These rocks are overlain by Cretaceous aged rocks of the Chubut Group, Los Adobes Formation, Barda Colorada and La Paloma members.  The Barda Colorada member is presumably underlain by rocks of the Arroyo del Pajarito member of the Los Adobes Formation; however, none of these rocks outcrop in the project area.

Work to Date

Exploration work on the Bororo Nuevo project has consisted of geological mapping, prospecting and surficial geochemical sampling.  To date, a total of 529 rock samples have been collected for which the results are summarized in Table 1 below.

Table 1:  Bororo Nuevo Project Geochemistry

Zone	Number of Samples	Average Grade			Area (metres)
		lbs/ton U3O8	% U3O8	ppm U
Alpha	81	0.66	0.033	281	1200 by 600
Beta	62	1.52	0.076	644	1600 by 1400
Gamma	140	2.84	0.142	1204	2800 by 550

Delta	167	4.66	0.233	1975	1800 by 550

Epsilon	24	4.69	0.235	1991	2650 by 1050
Zeta	11	6.24	0.312	2648	800 metre corridor
Property Total	529*	2.48	0.124	1050
*44 samples collected from outside currently defined zones

In light of these initial results, the Company has planned a follow-up exploration program designed to take the Bororo Nuevo project to an initial drill test as soon as possible.  Experienced field crews are currently conducting detailed geological mapping and systematic sampling over the mineralized zones and the surrounding ground and planning is underway for a combined airborne radiometric and magnetic geophysical survey.  The program is estimated to cost approximately $750,000 and to start in September, 2007.  The Company anticipates that this program will take approximately 6 months to complete.

To November 30, 2006, the Company had incurred costs of approximately $4,647,681 (audited) in connection with its exploration activities in Argentina (excluding the Diamante-Los Patos property).  From December 1, 2006 to May 31, 2007, the Company incurred additional costs of approximately $1,118,140 (unaudited) in connection with its exploration activities in Argentina (excluding the Diamante-Los Patos property).  Of these amounts, the Company anticipates that approximately $193,625 (unaudited) of these costs relate to the Bororo Nuevo project.

There is no significant physical plant or equipment at Bororo Nuevo.  The Bororo Nuevo project is without known reserves, and the Company’s work programs at Bororo Nuevo are exploratory in nature.

Diamante-Los Patos Property

The Diamante-Los Patos property, which straddles the border of Catamarca and Salta provinces (see Figure 1), was discovered and staked in May-June 2006, prior to the cessation of exploration activities during the Argentine winter season.  A total of 19 exploration licenses (cateos), covering an aggregate of 140,906 hectares, have been applied for to cover extensive uranium mineralization occurring primarily in unconsolidated colluvium (see Figure 3).  Of these, 9 (covering 66,868 hectares) have been granted.  In connection with the purchase of the data that led to the location and discovery of the property, the Company issued an aggregate of 100,000 Common Shares to two arm’s length individuals.

Location

The Diamante-Los Patos property is situated between 25º 27' and 25º 40' south latitude and 66º 37' and 67º 09' west longitude and straddles the boundary between Salta Province and Catamarca Province in north-western Argentina.  The city of Salta, the capital and commercial centre of Salta Province, is located approximately 170 kilometres to the northeast.  San Antonio de los Cobres, 180 kilometres to the north-northeast, is the closest road accessible town with basic services, such as restaurants, a hotel and fuel station.

Access to this area is by Ruta Nacional 51 from Salta to San Antonio de los Cobres (160 kilometres), and then an additional 98 kilometres to Pocitos, crossing the Alto Chorrillo [pass] at 4560 metres elevation.  From Pocitos, Ruta Nacional 17 heads southwest approximately 123 kilometres to the Salar del Hombre Muerto and the Freeport Mining Corporation (“FMC”) lithium carbonate processing plant.  From the FMC plant, a narrow gravel road continues south for another 63 kilometres to the Diamante Los Patos camp.  The total road distance from Salta is 444 kilometres.

700000
7160000
7120000
Catamarca
Salta
0001-07
Agua Caliente 1
0002-07
Agua Caliente 2
0010-07
DLP
0009-07
DLP
1234-06 DLP
18707-2007
18689-2007
18707-2007
18704-2007
18708 -2007
18709 -2007
1199-06
DLP
18689-2007
18705-2007
18701-2007
18706-2007
18702-2007
1236-06
DLP
18699-2007
18703-2007
1459-06
0091-07
DLP
18741 -2007
DLP
Galan 1
Galan 2
Galan 3
Galan 4
Laguna Diamante
Salta
Catamarca
0
20 km
Wealth Minerals Ltd.
Diamante Los Patos Property
Catamarca & Salta Provinces, Argentina
MINERAL TITLES
DATE: November 2007
1 : 400,000
UTM zone 19 south (WGS84)

Figure 3:  Diamante-Los Patos Cateo and Cateo Application Map
(Galan 1 – 4 and Laguna Diamanta are not part of the DLP Property)

Geology

The Diamante-Los Patos property covers an area of Miocene to Pliocene volcanic rocks to the north and northeast of the Galan caldera in north-western Argentina.  Tectonically, this area is located above a transition zone between two distinct parts of the Andean subduction zone.  A few degrees to the north the Nazca plate is subducting at approximately 30˚, while south of the Galan area the seismic zone is basically horizontal and coincides with a region of uplift of pre-Cambrian to Palaeozoic basement.  The Cerro Galan volcanic complex (“CGVC”) lies near the southern extent of a discontinuous zone of Miocene to Pliocene silicic volcanic centres that trace the eastern side of the Andes for approximately 1,500 kilometres from southern Peru through Bolivia and into north-western Argentina.  These volcanic centres are characterized by their abundant silicic ignimbrites, which are extensively developed in Bolivia and Argentina.

The CGVC is built upon a basement of late pre-Cambrian to late Palaeozoic gneiss, amphibolite, metagreywacke and metapelite which is unconformably overlaid by Palaeozoic marine sediments.  In the Diamante Los Patos area, the local basement consists largely of Ordovician augen-gneiss, mica schist and phyllite.  The Ordovician rocks in this area are distinguished by a remarkable amount of quartz veining.

During the Miocene, this area was disrupted by many large north-south reverse faults which exerted a strong structural control on the ensuing volcanic events.  The resulting graben structures influenced the subsequent deposition of some volcanic rocks and helped define the present topography in which prominent north-south ridges of Ordovician basement rocks control the orientation of the Rio Vega Agua Caliente and Rio de Los Patos Valleys.

Beginning in the late Miocene, siliceous magmas of largely rhyodacitic composition exploited these deep-seated structures, resulting in a least 9 ignimbritic eruptions from a number of vents during the period 7 - 4 Ma.  Ignimbrites from this period, named the Toconquis Ignimbrite Formation, are characterized by basal Plinian deposits, numerous individual flows, proximal co-ignimbrite lag deposits, high macroscopic pumice and lithic content, and in general, a low crystal content.  The Toconquis Ignimbrite Formation rests on basement rocks and an older, Miocene red-coloured, vitrophyric, welded ignimbrite which is both crystal and hornblende rich.  It has been reported that total thickness of the Toconquis Ignimbrite Formation is approximately 200 - 300 metres and that some flows can be traced for up to 22 kilometres.  Several different vents have been identified; they are associated with 2 parallel north-south structures, one of which projects through the Rio Vega Agua Caliente Valley.

A 2 Ma relatively dormant period followed the Toconquis eruptions, which in turn was succeeded by the CGVC.  The CGVC developed on the same deep-seated structures as the earlier Toconquis eruptive vents, and these structures may have defined the 20 kilometre width of the caldera.  The evolution of the complex culminated with a single, large rhyolitic to rhyodacitic 2.1 Ma eruption, which is believed to have been due to the catastrophic floundering of the Galan caldera roof into the magma chamber.  This ignimbrite extrusion, estimated at 1,000 cubic kilometres, fills the caldera to a depth of 1.4 kilometres and forms a 30 - 200 metre thick apron around the caldera, extending for up to 100 kilometres in all directions.  Where the Galan ignimbrite overlies the Toconquis ignimbrite, there is a large erosional unconformity.  The Galan ignimbrite is weakly welded, pumice and lithic poor, but crystal rich.  Lag breccias are lacking and no basal Plinian deposits have been mapped.

Following the collapse caldera event, resurgence within the caldera formed a large dome which is now topographically the present Cerro Galan.  Pyroclastic surge deposits overlay the Galan ignimbrite in the Diamante area, suggesting that the post-collapse and resurgence period was energetic.  A breach in the north side of the caldera wall may be associated with or have influenced these pyroclastic flows.  Post-Galan dacitic volcanism formed several dacitic domes, including Cerro Diamante, along the northern edge of the Galan caldera.

Work to Date

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

Initial prospecting and mapping has defined a minimum aggregate area of 11 square kilometres in seven zones which contain highly anomalous uranium mineralization.  The results are interpreted to reflect the surface expressions or leakage from a large, structurally controlled, volcanic-hosted system focused on the flanks of the CGVC.  The CGVC measures some 60 kilometres in diameter and is believed to be the second largest caldera in the world.  Uranium mineralization is hosted by dacitic to rhyolitic ignimbrite and associated tuffs and clastic sediments.  Mineralization, as presently defined, remains open in all directions including at depth.

The seven main mineralized areas identified to date are: the Diamante Zone (2.5 x 2.5 kilometres); the Alfredo Zone (1.7 x 0.5 kilometres); the Southwest Zone (2.5 kilometres x a minimum of 400 metres), the Los Patos Zone (4.0 x 1.0 kilometres), the Bingo Zone (525 metres x 70 metres), the Los Patos Sur Zone (extent undefined) and the Los Patos South West Zone (extent undefined) (see Figure 4).  Within these areas of higher anomalism, there are numerous sub-zones or “hot spots”.  Ground radiometric and soil geochemical anomalies coincide with and extend beyond the currently known mineralization.  In general the zones are poorly exposed; the lack of outcrop has hampered interpretation and will be addressed by future work programs.

Mineralization is found principally as cement in porous rock units (fragmental volcanic rocks - agglomerates and tuffs) and in breccia and fracture zones associated with faults. Local concentrations of unconsolidated mineralized material also occur in colluvium believed to have been derived from nearby bedrock sources.

Figure 4:  Location of Diamante-Los Patos Zones

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

To date the highest grade mineralization is found in trenches DZ#17 and DZ#18. Trench DZ#17 cut 13.5 metres grading 0.45 lbs/t U3O8 (172 ppm U); trench DZ#18, located approximately 30 metres to the northwest, cut 22.5 metres averaging 0.5 lbs/t U3O8 (194 ppm U).  The zone remains open to the north-west and south-east along strike and at depth.  Further to the south, trenches DZ# -1, 2, 4, to 6, and 12 cut multiple zones varying from 3 to 6 metres wide of anomalous uranium mineralization (see Table 2).

Table 2:  Summary of Significant Trench Results – Diamante Zone

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

Alfredo Zone

The Alfredo Zone, located roughly 5 kilometres northwest of the Los Patos Zone, was discovered in mid-November, 2006.  A total of 60 characterization samples from mineralized outcrops returned an average value of 0.81 lbs/t U3O8 (315 ppm U).  Mineralization is associated with a series of northwest trending breccia and fracture zones related to parallel, steeply dipping faults.  Trenching has extended mineralization to both the east and west with highly elevated radiometric readings averaging 2,000 cps recorded over widths of up to 200 metres.  A total of 38 trenches aggregating 7,400 lineal metres were excavated and approximately 2,100 channel samples collected from this zone.  Results of this work are incomplete as not all analyses have been received from the lab.

Southwest Zone

The Southwest Zone is located about 7 kilometres south of the Diamante Zone.  It has been partly defined but is at least 4.0 kilometres long (north-south) by a minimum of 400 metres wide.  In total, 18 grab samples were taken from areas of anomalous radioactivity, which returned an average value of 1.49 lbs/ton U3O 8 (575 ppm U).  An access road approximately 31 kilometres long was constructed from the Diamante zone to facilitate exploration of this area.

Los Patos Zone

At the Los Patos Zone, a total of 16 trenches aggregating 2,454 lineal metres were excavated and results of this work are still being compiled.  To the north of the area of trenching, 43 grab samples were taken from an area of scintillometer “hot spots”.  The average grade of these samples is 0.69 lbs/t U3O8 (268 ppm U).  An access road to a proposed landing strip west of Los Patos zone is presently under construction.

Bingo Zone

The Bingo Zone is located approximately two kilometres north of the Alfredo Zone.  Outcropping disseminated uranium mineralization (1 to 4 millimetre blebby autunite) hosted in felsic volcanics of the Cerro Galan Caldera suite occurs over a minimum area of 525 metres length by 70 metres width and is open primarily to the west, south and at depth.  Twenty-eight preliminarily characterization samples returned an average of 3.4 lb/t U3O8.  Twelve trenches aggregating 2,650 lineal metres have been excavated within this zone and sampling of these trenches is in progress.

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

The Company is presently planning a detailed airborne radiometric survey in order to screen the Diamante-Los Patos property in a timely manner and allow rapid focusing and drill target definition in as short a timeframe as possible.  Winterizing and upgrading of the existing camp facilities is also in progress in order to enable year-round exploration activity.  It is anticipated that an initial drilling program will commence in October, 2007.  The Company anticipates that it will incur aggregate expenditures of approximately $2,700,000 in connection with work on the Diamante-Los Patos property in the fiscal year ending November 30, 2007.

To November 30, 2006, the Company had incurred costs of approximately $1,037,798 (audited) in connection with its exploration activities on the Diamante-Los Patos property.  From December 1, 2006 to May 31, 2007, the Company incurred additional costs of approximately $1,716,681 (unaudited) in connection with its exploration activities on the Diamante-Los Patos property.

There is no significant physical plant or equipment at Diamante-Los Patos.  The Diamante-Los Patos is without known reserves, and the Company’s work programs at Diamante-Los Patos are exploratory in nature.

Peru Uranium Properties

Mineral Title in Peru

Under Peruvian law, the right to explore for and exploit  minerals is granted by way of concessions.  A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  The rights granted by a mining concession are defensible against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract.  The process of applying for a concession is purely one of filing documents; there is no requirement to demarcate the concession in the field.  The concession boundaries are specified on the application by giving the UTM coordinates of the corners.  The coordinates must be in even thousands of meters.  Since the exact coordinates are specified in the application, the location of the concession is precisely defined without a need to survey it.  The basic unit for newly claimed mining  concessions is 100 hectares and existing concessions of greater than 100 hectares will be reduced to that amount.  Otherwise, concessions can only be divided by percentage parts or shares.  Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

The concession holder must pay an annual rent of US$3.00 per hectare (except for the year of acquisition, as this rent is paid as part of the concession application fee).  The holder of a concession must achieve a minimum level of annual commercial production of greater than US$100 per hectare in gross sales within six years of the grant of the concession.  If the concession has not been put into production within that period, from the seventh year on, a penalty is payable (in addition to the annual rent) equal to US$6.00 per hectare per year for the 7th through 11th year following the granting of the concession, and of US$20.00 per hectare thereafter (until the applicable production level is achieved).  The concession holder is exempted from payment of this penalty if the investment made on the concession during the previous year was at least 10 times the amount of the applicable penalty.  The concession will terminate if the annual rent is not paid for two consecutive or alternative years (subject to applicable default and termination procedures).  The term of a concession is indefinite provided it is properly maintained by payment of the applicable rentals.

The Constitution of Peru provides that foreign persons or companies cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometres of Peru’s borders.  The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a “Decreto Supremo”.  The Decreto Supremo must be signed by the  President  of Peru and the  Presidential Cabinet.  However, none of the Company’s Peruvian properties are located within 50 kilometres of Peru’s borders.

Many commercial activities performed by private companies in Peru are subject to some government inspection or control, including mining, which requires prior government permission or licensing and compliance with special registration procedures of the Peruvian Department of Energy and Mines.  However, the Company’s planned exploration activities will not require any licenses or permits from the Department of Energy and Mines.  The Company has not yet applied for or obtained the necessary permits, if any, for its planed work on its Peruvian properties.

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

5.

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest in the Radiante II property, comprised of one mining concession (1,000 hectares) from a private Peruvian corporation, for 200,000 Common Shares.

6.

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest in the Hilton property, comprised of one mining concession (1,000 hectares) from a private Peruvian corporation, for 200,000 Common Shares.

7.

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

Based on information to date, the Company does not consider any of its Carabaya properties to be material.  During the year ended November 30, 2006 the Company has focused its activities primarily in Argentina, and no additional work has yet been completed on the Carabaya project.  During the period December 1, 2006 to May 31, 2007, the Company incurred costs of $9,854 on the Carabaya project.  While the Company plans a work program, consisting of the evaluation of the properties geologically and radiometrically, with a view to defining targets for advanced ground based radiometric survey and follow-up, it does not anticipate proceeding with this program until mid calendar 2008 at the earliest, as it does not presently have personnel available to carry it out.  This program is estimated cost approximately $250,000, and will take approximately three months to complete.

There is no significant physical plant or equipment on any of the Carabaya properties.  The Carabaya properties are without known reserves, and the Company’s work programs on the Carabaya properties will be exploratory in nature.

British Columbia, Canada Properties

Mackenzie Project, British Columbia

Pursuant to an agreement dated May 2, 2005 (the “Mackenzie Agreement”) between the Company and 5 arms-length individuals (the “Vendors”), the Company has the option to acquire a 100% interest in the Mackenzie Project, which is comprised of 164 mineral claims, aggregating approximately 69,172 hectares, located in east-central British Columbia approximately 150 kilometres north of Prince George.  In order to acquire a 100% interest, the Company is required to:

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

The Vendors retain a 2% Net Smelter Return (“NSR”) on any production.  The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time until June 10, 2026.  A copy of the Mackenzie Agreement is included as Exhibit 4.9.

Location and Access

The Mackenzie property is located in east-central British Columbia, Canada, approximately 150 kilometres north of the city of Prince George and adjacent to the small town of Mackenzie (see Figure 5).  Small portions of the western extent of the property are accessible by logging roads which lead easterly from the Mackenzie-Finlay Forks access road.  However, the bulk of the property must be accessed by helicopter. Yellowhead Helicopters Inc. maintains a base at Mackenzie and a short flight can access any portion of the claims.

The present condition of the property is that it is essentially virgin forest since the only surface disturbance (by limited hand trenching) has been reclaimed.

The source of power which could be utilized for any mining operation would be sourced from the British Columbia Hydro and Power Authority grid, which extends to the town of Mackenzie and would be extended by a local transmission line of approximately 30 kilometres.  Abundant water supplies are available locally from a number of perennial streams and lakes.

YUKON
N. W. T.
U.S.A.
Mackenzie Project Area
Fort St. John
ALBERTA
Mackenzie
Prince Rupert
Prince George
Williams Lake
Kamloops
Vernon
Kelowna
Penticton
Cranbrook
Campbell River
Vancouver
Victoria
U. S. A.
0 100 200 300 400 500
kilometres

WEALTH MINERALS LTD.

Mackenzie Project Area

BCGS Map 93O, British Columbia

Location Map

Dwg. by	RM	Scale	as shown
Date	2006.12.15	Figure:	1

Figure 5:  Mackenzie Property Location Map

The property consists of seventy (70) claims aggregating 29,877.65 hectares (see Figure 6), registered in the name of Wealth minerals Ltd. Assessment work to the value of $4.00 per hectare per year (rising to $8.00 per hectare per year after the third year) must be completed and appropriate reports filed with the British Columbia Ministry of Energy, Mines and Petroleum Resources to maintain these titles in good standing. Presently all titles are in good standing until October 15, 2010.

930/074
930/075
930/064
930/065
930/066
930/054
930/055
930/056
930/044
930/046
930/045
930/034
930/035
To Finlay Forks
Cut Thumb Creek
Collazon Creek
Tony Creek
Tutu Creek
Mugaha Creek
Bennett Creek
John
Williston Lake
MACKENZIE
To Prince George
kilometres
0 1 2 3 4 5
WEALTH MINERALS LTD.
Mackenzie Property
Title Map
BRITISH COLUMBIA
Location: Mackenzie
Scale: as shown
Drawn By: dtw
Date: 2006.12.15
Map Ref.: 093O
Figure: 2

Figure 6:  Mackenzie Property Tenure Map

Geology

The property is underlain by metasedimentary rocks of Upper Precambrian (Windermere) age which have been tightly folded and subjected to later thrust faulting. This structural preparation has created potential traps which can be the loci for vein, stockwork and fracture controlled gold mineralization.

Work to Date

During the field seasons of 2004 – 2006 inclusive, extensive geochemical soil, silt and heavy mineral sediment concentrate surveys were completed on the Mackenzie property.  This work, along with regional and detailed geological mapping, prospecting and hand trenching, located one of the source areas of the gold geochemical anomalies.

Extensive geochemical surveys were successful in locating gold mineralization in quartz veins. This mineralization was not exposed at surface because of extensive overburden cover.  Hand trenching in one of these gold geochemical anomalies (in soils) was successful in locating gold mineralization in bedrock. At present, the known gold mineralization is not of sufficient grade or size to be of economic significance. Nevertheless, there are a number of additional gold-in-soil geochemical anomalies which could host additional mineralization which might be of higher grade and hence of economic significance.

The current state of exploration of the Mackenzie property is that there remain targets (geochemical anomalies) for further exploration.  These anomalies will require trenching with heavy, mechanized equipment and an access road will have to be constructed to complete this trenching and sampling. Contingent on the success of this work, some of the targets may be deemed worthy of further work which would consist of drilling.

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

To November 30, 2006, the Company had incurred costs of approximately $1,884,870 (audited) in connection with its exploration activities on the Mackenzie Project.  From December 1, 2006 to May 31, 2007, the Company incurred additional costs of approximately $84,869 (unaudited) in connection with its exploration activities on the Mackenzie Project.

There is no significant physical plant or equipment at the Mackenzie Project.  The Mackenzie Project is without known reserves, and the Company’s work programs at the Mackenzie Project are exploratory in nature.

PART III

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

(c)

Consolidated Statements of Operations and Cumulative Loss for each of the three years ended November 30, 2006, 2005 and 2004

(d)

Consolidated Statements of Cash Flows for each of the three years ended November 30, 2006, 2005 and 2004

(e)

Consolidated Statements of Shareholders’ Equity for each of the two years ended November 30, 2006 and 2005

(f)

Notes to the Consolidated Financial Statements

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

NOVEMBER 30, 2006 and 2005

The accompanying notes are an integral part of these consolidated financial statements.

AUDITORS’ REPORT

To the Shareholders of

Wealth Minerals Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Wealth Minerals Ltd. as at November 30, 2006 and 2005 and the consolidated statements of operations and cash flows for each of the years ended November 30, 2006, 2005 and 2004 and the statement of shareholders’ equity for the two years ended November 30, 2006 and 2005.  These financial statements, expressed in Canadian dollars, are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 3, subsequent to the issuance of the Company’s November 30, 2005 consolidated financial statements and our report thereon dated February 24, 2006, effective December 1, 2005 the Company has restated its consolidated financial statements for the years then ended. In our original report we expressed an unqualified report on the consolidated financial position of the Company as at November 30, 2005 and the consolidated results of operations and the cash flows and the changes in shareholders’ equity for each of the three years ended November 30, 2005 and our opinion on the revised financial statements, as expressed therein, remains unqualified.

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

/s/ STS PARTNERS LLP

CHARTERED ACCOUNTANTS

Vancouver, BC

March 16, 2007

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT NOVEMBER 30

	2006	2005 (Restated) (Note 3)
ASSETS

Current
Cash and cash equivalents	$ 1,766,691	$ 2,006,409
Restricted cash	69,923	40,425
GST receivable	67,295	32,085
Prepaid expenses	21,719	58,498
Refundable acquisition fee (note 6)	100,000	100,000
	2,025,628	2,237,417

Equipment (note 5)	19,173	14,817
Mineral Properties (note 7)	8,770,354	1,894,875
Investment (note 8)	1	1

	$ 10,815,156	$ 4,147,110

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 251,771	$ 201,211
Due to related parties (notes 4 and 12)	40,250	40,084
	292,021	241,295

Future income tax liability (note 13)	155,447	-

Shareholders’ equity
Capital stock (note 9)	18,836,685	10,911,313
Contributed surplus (notes 10 and 11)	1,289,292	825,012
Share subscriptions received	4,000	-
Deficit	(9,762,289)	(7,830,510)
	10,367,688	3,905,815

	$ 10,815,156	$ 4,147,110

NATURE AND CONTINUANCE OF OPERATIONS (note 1)

CONTINGENCIES AND COMMITMENTS (note 15)

SUBSEQUENT EVENTS (note 18)

On behalf of the Board:

“Henk Van Alphen”

Director

“Jeffrey Pontius”

Director

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEARS ENDED NOVEMBER 30

	2006	2005 (Restated) (Note 3)	2004
Administrative Expenses
Amortization	$ 5,157	$ 4,051	$ 2,438
Consulting fees (note 12)	663,262	370,314	669,876
Listing and transfer agent fees	59,426	35,340	81,156
Office and administration	101,232	54,419	25,061
Professional fees (note 12)	263,870	125,413	86,837
Property investigation	72,184	64,180	-
Rent (note 12)	32,367	51,673	21,845
Salaries and benefits	91,884	146,023	123,119
Shareholders’ communications	278,223	229,745	30,938
Travel	409,998	131,166	44,237

Loss Before Other Items	(1,977,603)	(1,212,324)	(1,085,507)

Other Items
B.C. Capital taxes	-	-	(31,909)
Gain on write-down of due to affiliated company	-	-	2,594
Gain (loss) on foreign exchange	(15,892)	(18,734)	577
Gain on disposal of equipment	-	131	-
Interest income	61,716	46,627	15,749
Write-down of investments	-	-	(27,564)
Impairment of mineral properties	-	(96,880)	(504,262)

	45,824	(68,856)	(544,815)
Net loss for the year	(1,931,779)	(1,281,180)	(1,630,322)
Deficit, beginning of year	(7,830,510)	(6,549,330)	(4,919,008)

Deficit, end of year	$ (9,762,289)	$ (7,830,510)	$ (6,549,330)

Basic and diluted loss per share	$ (0.11)	$ (0.11)	$ (0.24)
Basic and diluted weighted average common shares outstanding	17,145,600	11,648,823	6,732,969

The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEARS ENDED NOVEMBER 30

	2006	2005 (Restated) (Note 3)	2004
Cash Provided by (Used for)
Operating Activities
Net loss for the year	$ (1,931,779)	$ (1,281,180)	$ (1,630,322)
Items not involving cash
Amortization	5,157	4,051	2,438
Gain on disposal of equipment	-	(131)	-
Impairment of mineral properties	-	87,740	244,000
Stock-based compensation	596,506	229,531	549,360
Write-down of investments	-	-	27,564
Changes in non-cash working capital items:
Restricted cash	(29,498)	(14,615)	(25,810)
GST receivable	(35,210)	(15,107)	(13,984)
Prepaid expenses	36,779	122,748	(175,171)
Refundable acquisition fee	-	(187,740)	-
Increase in due to related parties	166	14,559	30,875
Accounts payable and accrued liabilities	50,561	135,511	27,750
Advances to affiliated company	-	-	(2,594)

Cash Used in Operating Activities	(1,307,318)	(904,633)	(965,894)
Investing Activities
Purchase of equipment	(9,513)	(8,854)	(5,732)
Proceeds on disposal equipment	-	3,580	-
Investment in and expenditures on mineral properties	(4,866,215)	(1,551,044)	-

Cash Used in Investing Activities	(4,875,728)	(1,556,318)	(5,732)
Financing Activities
Issuance of capital stock, net of issuance costs	5,939,328	1,638,500	3,735,587
Share subscriptions received (receivable)	4,000	30,375	(30,375)

Cash Provided by Financing Activities	5,943,328	1,668,875	3,705,212
Increase (Decrease) in Cash and Cash Equivalents	(239,718)	(792,076)	2,733,586

Cash and Cash Equivalents, Beginning of Year	2,006,409	2,798,485	64,899

Cash and Cash Equivalents, End of Year	$ 1,766,691	$ 2,006,409	$ 2,798,485

Represented by:

	2006	2005	2004
Cash	$ 355,390	$ 494,280	$ 481,826
Term deposits	1,411,301	1,512,129	2,316,659
	$ 1,766,691	$ 2,006,409	$ 2,798,485

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

WEALTH MINERALS LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company’s principal business activity is the exploration and development of mineral properties, primarily in Argentina, Peru and Canada.  The Company considers itself to be an exploration stage company.

On January 14, 2004 the Company changed its name to Wealth Minerals Ltd. from Triband Enterprise Corp. and consolidated its capital stock, warrants and options on the basis of four old shares for one new share.  All share, warrant, option and per unit data included in these consolidated financial statements have been adjusted to retroactively reflect this consolidation.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that any of the Company’s current or future exploration programs will result in profitable mining operations.  The recoverability of amounts shown for minerals properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and exploitation, and future profitable operations or sale of the mineral properties.

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from those estimates.  Accounts specifically requiring the use of management’s  best estimates and assumptions in determining carrying values are receivables, prepaid expenses, property, plant and equipment, investment, accounts payable and accrued liabilities, due to related parties and future income taxes.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.).  All significant inter-company balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts and term deposits that are considered highly liquid investments readily convertible to known amounts of cash with negligible risk of changes in value because of changes in interest rates.

Restricted cash

Under the terms of MasterCard’s corporate credit policy, the Company is required to pledge a defined amount of term deposit to the financial institution as collateral.  This deposit is interest bearing and refundable upon cancellation of the credit cards. Interest is paid to the Company.

Financial instruments

The Company’s financial instruments consist of cash, term deposits, restricted cash, GST receivable, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Acquisition costs

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment value.

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

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived assets is increased by the same amount as the liability.  The adoption of this accounting policy has not affected the Company’s consolidated financial statements.

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

Investment

The Company’s long-term investment is accounted for on a cost basis.  The investment is written-down to its estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

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

Basic and diluted loss per share

The Company uses the “treasury stock method” in computing loss per share.  Under this method, basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year.  Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

Stock-based compensation

The Company has a stock option plan as described in Note 10.  The Company uses the accounting recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  At the beginning of the 2004 fiscal year, the Company began recording compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Any consideration received on the exercise of stock options is credited to capital stock.  The adoption of the new standard results in expense recognition for options granted after November 30, 2003.

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

6.

REFUNDABLE ACQUISITION FEE

Mexico/Columbia Project Acquisition Letter of Intent

Under a letter of intent dated December 6, 2004 (as amended January 31, 2005) (“LOI”) between the Company, Geosermin S.A. (“Geosermin”), a Mexican corporation, and Minera San Jorge S.A. de C.V. (“MSJ”), a Mexican corporation, MSJ, Geosermin and/or affiliated companies provided data to the Company with respect to two mineral projects, one in Columbia and one in Mexico.  Under the LOI, the Company advanced MSJ USD 150,000 as an advance payment in connection with the acquisition of either the Columbian or Mexican project.  The LOI provides that the advance is to be repaid by MSJ if the Company declines to proceed with the acquisition of both the Columbian and Mexican projects.  The advance is evidenced by a promissory note from MSJ and is secured by the pledge of 250,000 shares of Tumi Resources Ltd. (“Tumi”), a TSX Venture Exchange (“TSXV”) listed company, registered in the name of MSJ. The shares are held by the company.

Following due diligence, the Company determined not to proceed with the acquisition of either the Columbian or the Mexican projects.  On April 1, 2005, the Company demanded the return of the USD 150,000 refundable acquisition payment but, to date, such repayment has not occurred. The Company has determined that it has the legal right to sell the shares and is proceeding accordingly. As at November 30, 2006, shares of Tumi closed at $0.50 on the TSXV, representing a gross value for the pledged securities of $125,000.  The Company has written down the deposit to a value of $100,000.

7.

MINERAL PROPERTIES

The Company incurred the following expenditures on its mineral properties:

	Argentina (Uranium)		Canada (Gold)	Peru (Uranium)				Total
	Other Properties	Diamante-Los Patos	Mackenzie	Radiante 1	Radiante II	Hilton	Voluptuosa
Balance, November 30, 2004	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisition costs:
Cash	123,760		80,000					203,760
Non-cash	140,000		98,000					238,000
Exploration costs – cash:
Field	380,998		20,038					401,036
Personnel	293,897		244,456					538,353
Land administration			22,759					22,759
Surveying & mapping	35,987		226,500					262,487
Transportation	94,147		28,502					122,649
	805,029		542,255					1,347,284
Exploration costs – non cash	79,374		26,457					105,831

Total expenditures for the year	1,148,163		746,712					1,894,875
Balance, November 30, 2005	1,148,163		746,712					1,894,875

Acquisition costs:
Cash	-	- -	25,000	-	-	-	186,005	211,005
Non-cash	266,000	185,000	378,000	338,000	338,000	338,000	-	1,843,000
Exploration costs – cash:
Field	342,546	274,538	20,848					637,932
Personnel	978,264	168,804	270,877					1,417,945
Land administration	975,770	-	29,122					1,004,892
Surveying & mapping	584,154	32,250	322,441					938,845
Transportation	297,760	303,161	54,675					655,596
	3,178,494	778,753	697,963	-	-	-	-	4,655,210
Exploration costs – non cash	55,024	74,045	37,195					166,264

Total expenditures for the year	3,499,518	1,037,798	1,138,158	338,000	338,000	338,000	186,005	6,875,479
Balance, November 30, 2006	$ 4,647,681	$ 1,037,798	$ 1,884,870	$ 338,000	$ 338,000	$ 338,000	$ 186,005	$ 8,770,354

a)  Mackenzie Project, British Columbia, Canada

Pursuant to an agreement dated May 2, 2005 between the Company and 5 individuals (the “Vendors”), the Company has the option to acquire a 100% interest in the Mackenzie Project, which is comprised of 118 mineral claims located in east-central British Columbia approximately 150 kilometres north of Prince George.  In order to acquire a 100% interest, the Company is required to:

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

The Vendors retain a 2% Net Smelter Return (“NSR”) on any production.  The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time until June 10, 2026.

b)

Madero Uranium Project, Argentina

Pursuant to an agreement dated July 11, 2005 (“LOI”) between the Company and the individual shareholders of Madero Minerals S.A. (“Madero”), a private Argentinean corporation, the Company has the option (subject to regulatory acceptance - received October 21, 2005) to acquire all of the outstanding securities of Madero from its shareholders.  In order to exercise the option, the Company is required to pay the shareholders USD 100,000 (paid) and issue the shareholders an aggregate of 600,000 common shares, as follows: 100,000 shares 10 days after regulatory acceptance (issued), 200,000 shares on or before November 8, 2006 (issued), and 300,000 shares on or before November 8, 2007.

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

c)

Diamante Los Patos, Argentina

The Diamante Los Patos Property consists of 19 cateos (“exploration concessions”) covering an area of approximately 140,904 hectares, which have been applied for by Madero on behalf of the Company.  Of these, 9 (approximately 66,867 hectares) have been granted.  The data which led to the discovery of the Diamante-Los Patos project was supplied by two prospectors, and in consideration of being provided with such data, the Company agreed to issue to the prospectors an aggregate of 100,000 common shares (issued).  If the Company does not exercise the option to acquire Madero (Note 7(b)), the Diamante-Los Patos properties will be transferred by Madero to the Company’s nominee.

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

g)

Voluptuosa Property, Peru

Pursuant to an agreement dated April 7, 2006, the Company acquired a 100% interest the Voluptuosa property, comprised of three mining concessions (800 hectares) in the Province of Carabaya, Peru, from. Minera Koripampa del Peru S.A. (“Koripampa”), a private Peruvian corporation, for US$167,000 (paid).

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

The shares of Clearant, Inc. were acquired pursuant to a distribution of assets of an amalgamated company in which the Company originally invested in 1999.  Clearant began trading in April 2005 on the OTCBB market under the symbol “CLRI”.  In 2004 the Company wrote down its investment to a nominal value of $1.00.  Fair value is based upon a closing price of USD 0.30 at November 30, 2006 (USD 3.05 at November 30, 2005).  The shares have a legend attached that restricts their sale or distribution until March 25, 2007, and which permits limited sales after March 25, 2006.

9.

CAPITAL STOCK

	Number of Shares	Amount
Authorized
Unlimited number of common voting shares without par value
Unlimited number of preferred shares, issuable in series

Common shares issued (reflecting 4:1 consolidation in January 2004)

As at November 30, 2004	10,551,142	$ 8,991,903
For cash - exercise of options	95,000	57,500
For cash - exercise of warrants	1,682,500	929,500
For cash - private placements	1,150,000	651,500
For acquisition of property (Note 7(a and b))	200,000	238,000
Stock-based compensation	-	42,910

As at November 30, 2005	13,678,642	10,911,313
For cash - exercise of warrants	3,289,500	2,537,600
For cash - private placements	1,700,000	3,035,000
For Agent’s commission - private placement	43,000	75,250
For cash - exercise of options	730,000	537,250
For acquisition of properties(Note 7(a), (c)-(f))	1,100,000	1,843,000
Stock-based compensation	-	374,136
Future effect of flow-through shares	-	(155,447)
Share issuance costs	-	(321,417)

As at November 30, 2006	20,541,142	$ 18,836,685

Refer to Note 15 for commitments to issue additional common shares.

Private Placements

The following table summarizes the Company’s recent private placements:

	2006	2005	2004
First placement during the year:
Private placement proceeds	$2,152,500	$560,000	$204,000
Number of units	1,230,000	1,000,000	850,000
Number of whole warrants	615,000	500,000	425,000
Unit price	$1.75	$0.56	$0.24
Warrant exercise price	$2.25	$0.80	$0.35
Warrant expiry date	Jan. 12, 2008	Dec. 23, 2006	Aug. 26, 2005

Second placement during the year:	(flow – through)
Private placement proceeds	$585,000	$91,500	$675,000
Number of units	300,000	150,000	2,500,000
Number of whole warrants	150,000	75,000	1,250,000
Unit price	$1.95	$0.61	$0.27
Warrant exercise price	$2.25	$0.80	$0.35
Warrant expiry date	Jan. 12, 2008	Jan. 5, 2007	Mar. 15, 2006

Third placement during the year:
Private placement proceeds	$297,500	n/a	$1,625,400
Number of units	170,000		3,010,000
Number of whole warrants	85,000		1,505,000
Unit price	$1.75		$0.54
Warrant exercise price	$2.25		$0.80
Warrant expiry date	Jan. 13, 2008		May 14, 2006

Fourth placement during the year:
Private placement proceeds	n/a	n/a	$1,045,000
Number of units			1,306,250
Number of whole warrants			1,306,250
Unit price			$0.80
Warrant exercise price			$1.00
Warrant expiry date			Mar. 7, 2006

Private Placements

In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000.  Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005.  No finder’s fee was paid.  During the year ended November 30, 2005, 425,000 (2004 – Nil) warrants were exercised.

In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000.  Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006.  No finder’s fee was paid.  During the year ended November 30, 2006, 745,000 (2005 – 355,000) (2004 – 150,000) warrants were exercised.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400.  Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006.  No finder’s fee was paid.  During the year ended November 30, 2006, 908,250 (2005 - 552,500) (2004 – Nil) warrants were exercised and 44,250 warrants expired.

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

In June 2005, the Company completed a private placement consisting of 1,000,000 units at a price of $0.56 per unit for total proceeds of $560,000.  Each unit consisted of one common share and one-half share purchase warrant where one full warrant entitles the holder to purchase one common share at a price of $0.80 per share until December 23, 2006.  No finder’s fees were paid.  During the year ended November 30, 2006, 430,000 (2005 - Nil) warrants were exercised.

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

On July 13, 2006, the Company completed a non-brokered private placement consisting of 170,000 units at a price of $1.75 per unit for gross proceeds of $297,500.  Each unit consisted of one common share and one-half of a transferable warrant.  Each whole warrant is exercisable to acquire one additional common share at a price of $2.25 until January 13, 2008. A cash finder’s fee of $29,750 was paid in connection with this placement.  During the year ended November 30, 2006 no warrants were exercised.

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

The Company’s contributed surplus is comprised of the following:

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

b)

The Company paid rent and administration fees of $66,937 (2005 - $55,867) (2004 - $3,996) to Cardero Resource Corp. (“Cardero”), a public company related by a common director and officers, and $3,000 (2005 - Nil) (2004 - Nil) to a director.

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

During the year ended November 30, 2006, the Company issued 300,000 common shares on a flow-through basis for proceeds of $585,000.  The flow-through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.  The Company incurred $444,263 of exploration expenditures relating to these flow-through shares resulting in an accrued future income tax liability of $155,447.

14.

 SUPPLEMENTAL DISCLOSURES WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended November 30
	2006	2005	2004
Cash paid during the year for:
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash exploration costs relating to stock-based compensation	$ 166,264	$ 105,831	$ -

Since inception of the exploration stage, the Company has issued a total of 1,943,410 common shares (adjusted for roll-backs) for non-cash consideration as follows:

Year	Number of Shares	Amount	Consideration
2006	1,100,000	$ 1,843,000	Acquisition of mineral properties
2006	43,000	75,250	Agent’s commission
2005	200,000	238,000	Acquisition of mineral property
2004	200,000	244,000	Acquisition of mineral property
2004	84,583	20,300	Shares for debt owing
2002	23,750	15,350	Finder’s fees
2002	139,402	66,457	Shares for debt owing
1999	2,675	8,025	Finder’s fees
1996	150,000	600,000	Acquisition of mineral property

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

b)

Issued the following shares:

-

120,000

warrants were exercised at $0.80 for proceeds of $96,000

-

74,792

agent’s options were exercised at $2.00 for proceeds of $149,584

-

4,956

commission warrants were exercised at $2.25 for proceeds of $11,151

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

Prior to 2004, Canadian generally accepted accounting principles did not require the reporting of any stock -based compensation expense in the Company’s consolidated financial statements.

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

Under U.S. GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property are less than the capitalized costs, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

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

Recent accounting pronouncements

a)

In March 2005, the Emerging Issue Task Force issued EITF Issue 04-6, “Accounting for Stripping Costs in the Mining Industry” (“EITF Issue 04-6”), stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No.43, “Restatement and Revision of Accounting Research Bulletins, Chapter 4”, “Inventory Pricing”, (“ARB No.43”).  Based upon this statement, post production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.  The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is still in the exploration stage and has not yet realized any revenues from its operations.

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

SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29” effective for non-monetary asset exchanges occurring in fiscal years beginning after June 15, 2005.

SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB No. 3.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.

SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”.

SFAS No. 157, “Fair Value Measurements”.

SFAS No, 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

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

The impact of the above differences between Canadian and United States generally accepted accounting principles on the consolidated statements of cash flows, as reported, is as follows:

	2006	2005 (Restated) (Note 3)	2004
Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (1,307,318)	$ (904,633)	$ (965,894)
Adjustments to net loss involving use of cash
Write-off of capitalized mineral property expenditures	(4,866,215)	(1,551,044)	-
Reverse acquisition costs included therein	211,005	203,760	-

Net cash used in operating activities of continuing operations in accordance with US GAAP	(5,962,528)	(2,251,917)	(965,894)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(4,875,728)	(1,556,318)	(5,732)
Reclassification of capitalized mineral property expenditures	4,866,215	1,551,044	-
Reverse acquisition costs included therein	(211,005)	(203,760)	-

Net cash used in investing activities of continuing operations in accordance with US GAAP	(220,518)	(209,034)	(5,732)

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	5,943,328	1,668,875	3,705,212

Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(239,718)	(792,076)	2,733,586
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	2,006,409	2,798,485	64,899

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$ 1,766,691	$ 2,006,409	$ 2,798,485

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss per share, as reported, is as follows:

	Years Ended November 30
	2006	2005 (Restated) (Note 3)	2004
Net loss for the year under U.S. GAAP	$ (6,753,254)	$ (2,734,295)	$ (1,630,322)
Weighted average number of shares outstanding under U.S. GAAP	17,145,600	11,648,823	6,732,969
Basic loss per share	$(0.39)	$(0.23)	$(0.24)

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive.

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of shareholders’ equity, as reported, is as follows:

Shareholders’ equity as reported November 30, 2004
	Capital Stock		Subscription (Receivable) Received	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated during the Exploration Stage	Total
	Number of Shares	Amount
	10,551,142	$ 8,991,903	$ (30,375)	$ 532,560	-	$ (6,549,330)	$ 2,944,758
Cumulative compensation expense - stock options	-	-	-	350,111	-	(350,111)	-
Shareholders’ equity in accordance with U.S. GAAP at November 30, 2004	10,551,42	8,991,903	(30,375)	882,671	-	(6,899,441)	2,944,758

Shareholders’ equity as reported November 30, 2005	13,678,642	10,911,313	-	825,012	-	(7,830,510)	3,905,815
Cumulative exploration and development costs expense					-	(1,453,115)	(1,453,115)
Cumulative compensation expense- stock options	-	-	-	350,111	-	(350,111)	-
Shareholders’ equity in accordance with U.S. GAAP at November 30, 2005	13,678,642	10,911,313	-	1,175,123	-	(9,633,736)	2,452,700

Shareholders’ equity as reported November 30, 2006	20,541,142	18,836,685	4,000	1,289,292	-	(9,762,289)	10,367,688
Cumulative exploration and development costs expense						(6,274,590)	(6,274,590)
Cumulative compensation expense- stock options	-	-	-	350,111		(350,111)	-
Accumulated other comprehensive income	-	-			7,185	-	7,185
Shareholders’ equity in accordance with U.S. GAAP at November 30, 2006	20,541,142	$ 18,836,685	$ 4,000	$ 1,639,403	$ 7,185	$ (16,386,990)	$ 4,100,283

The impact of the above differences between Canadian and United States generally accepted accounting principles on the balance sheets, as reported, is as follows:

	2006	2005
Total assets per Canadian GAAP	$ 10,815,156	$ 4,147,110
Fair value adjustment to investment	7,185	-
Expenditures on mineral properties expensed under U.S. GAAP	(6,274,590)	(1,453,115)
Total assets per U.S. GAAP	$ 4,547,751	$ 2,693,995

ITEM 19.

EXHIBITS

Exhibit Number		Page
1.1	Articles of the Company as adopted effective January 9, 2006.
1.2	Continuation Application as filed January 9, 2006
1.3	Notice of Articles issued by the Registrar of Companies (B.C.) on January 9, 2006.
1.4	Certificate of Continuation (British Columbia) dated January 9, 2006
1.5	Certificate of Discontinuance (Alberta) dated January 16, 2006
4.1	Letter of Intent dated July 11, 2005 among the Company and the shareholders of Madero Minerals, S.A.	*
4.2	Option Agreement dated March 13, 2007 among Wealth Minerals Ltd., Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua (Chubut uranium properties)
4.3	Option Agreement dated March 13, 2007 among Wealth Minerals Ltd., Jose Miguel Ramirez Gaston Roe and Carolina Lizarraga Houghton (Chubut uranium properties)
4.4	Option Agreement dated March 13, 2007 between Wealth Minerals Ltd. and Ina Marie Drago Ludoweig (Chubut Uranium properties)
4.5	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Radiante I property)
4.6	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Radiante II property)
4.7	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Hilton property)
4.8	Option Agreement dated April 7, 2006 between the Company and Minera Koripampa del Peru S.A. (Voluptuosa property)
4.9	Option Agreement dated May 2, 2005 among the Company and James Dawson, Gary Belik, Lawrence Barry, Adam Vary, and John Robbins (MacKenzie Property)
4.10	2004 Incentive Stock Option Plan	*
12.1	CEO 302 Certification
12.2	CFO 302 Certification
13.1	CEO 906 Certification
13.2	CFO 906 Certification
15.1	Audit Committee Charter	*

* Indicates the named document has been previously filed and is incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused  this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WEALTH MINERALS LTD.

By:

/s/ Hendrik Van Alphen

Hendrik Van Alphen,

President and Chief Executive Officer

Date:    March 14, 2008