Form 20-F/A
Wealth Minerals Ltd.
filed 2008-03-26
CIK 1077640

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
☐ Yes ☑ No

EXPLANATORY NOTE

This Form 20-F/A is Amendment No. 2 to the Form 20-F for the fiscal year ended November 30, 2006 filed by Wealth Minerals Ltd. (the “Company”) on June 18, 2007 (the “Form 20-F”).  This Amendment No. 2 is being filed solely for the purpose of including the required certifications of the Chief Executive Officer and the Chief Financial Officer of the Company that were inadvertently omitted from Amendment No. 1 to the Form 20-F for the fiscal year ended November 30, 2006 filed on March 14, 2008.

This Form 20F/A consists of a cover page, this explanatory note, the signature page and the required certifications of the Chief Executive Officer and the Chief Financial Officer of the Company.

Except as described above, no change has been made to the Form 20-F, and the filing of this Form 20-F/A does not, and does not purport to, amend, update or restate any other section or Items of the Form 20-F and Amendment No. 1 thereto, or to reflect any events that have occurred after the Form 20-F and Amendment No. 1 thereto were filed.  Therefore, each Item or section not modified by this Form 20-F/A is as of the date of the Form 20-F or Amendment No. 1 thereto.

Exhibit Number
1.1	Articles of the Company as adopted effective January 9, 2006.	*
1.2	Continuation Application as filed January 9, 2006	*
1.3	Notice of Articles issued by the Registrar of Companies (B.C.) on January 9, 2006.	*
1.4	Certificate of Continuation (British Columbia) dated January 9, 2006	*
1.5	Certificate of Discontinuance (Alberta) dated January 16, 2006	*
4.1	Letter of Intent dated July 11, 2005 among the Company and the shareholders of Madero Minerals, S.A.	*
4.2	Option Agreement dated March 13, 2007 among Wealth Minerals Ltd., Valentin Paniagua Jara and Maria Ines Vidal Buckley de Paniagua (Chubut uranium properties)	*
4.3	Option Agreement dated March 13, 2007 among Wealth Minerals Ltd., Jose Miguel Ramirez Gaston Roe and Carolina Lizarraga Houghton (Chubut uranium properties)	*
4.4	Option Agreement dated March 13, 2007 between Wealth Minerals Ltd. and Ina Marie Drago Ludoweig (Chubut Uranium properties)	*
4.5	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Radiante I property)	*
4.6	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Radiante II property)	*
4.7	Option Agreement dated April 7, 2006 between the Company and Minera San Isidro S.A.C. (Hilton property)	*
4.8	Option Agreement dated April 7, 2006 between the Company and Minera Koripampa del Peru S.A. (Voluptuosa property)	*
4.9	Option Agreement dated May 2, 2005 among the Company and James Dawson, Gary Belik, Lawrence Barry, Adam Vary, and John Robbins (MacKenzie Property)	*
4.10	2004 Incentive Stock Option Plan	*
12.1	CEO 302 Certification
12.2	CFO 302 Certification
13.1	CEO 906 Certification
13.2	CFO 906 Certification
15.1	Audit Committee Charter	*

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

Date:    March 26, 2008